As filed with the Securities and Exchange Commission on July 12, 2023.

Registration No. 333-272663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VinFast Auto Ltd.*

(Exact name of registrant as specified in its charter)

Singapore	3711	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

+84 225 3969999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Sharon Lau Noah Carr Stacey Wong Latham & Watkins LLP 9 Raffles Place #42-02 Republic Plaza Singapore 048619 +65 6536 1161	James C. Lin Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and all other conditions to the proposed Business Combination described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification (“ASC”) after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

* The registrant is currently a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” Prior to the Effective Time (as defined herein), the registrant will convert to a Singapore public limited company. Upon such conversion, the registrant will be known as VinFast Auto Ltd.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement of which this preliminary proxy statement/prospectus is a part filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Any representation to the contrary is a criminal offense.

PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION DATED JULY 12, 2023

PROXY STATEMENT/PROSPECTUS

VINFAST AUTO PTE. LTD.*	BLACK SPADE ACQUISITION CO

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS

OF

BLACK SPADE ACQUISITION CO

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR UP TO 21,125,000 ORDINARY SHARES,

14,830,000 WARRANTS,

AND 14,830,000 ORDINARY SHARES UNDERLYING WARRANTS

OF

The board of directors of Black Spade Acquisition Co, a Cayman Islands exempted company (“Black Spade” or “BSAQ”), has unanimously approved the business combination agreement, dated as of May 12, 2023, by and among Black Spade, VinFast Auto Pte. Ltd., a Singapore private limited company (the “Company” or “VinFast”) and Nuevo Tech Limited, a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub”) (the “Original Business Combination Agreement”) as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 (the “First Amendment to Business Combination Agreement” and, together with the Original Business Combination Agreement and as may be further amended, supplemented or restated from time to time, the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Black Spade, with Black Spade surviving the merger (the “Business Combination”). As a result of the Business Combination, and upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”), Black Spade will become a wholly owned subsidiary of VinFast, with the securityholders of Black Spade becoming securityholders of VinFast.

Pursuant to the Business Combination Agreement, among other things, immediately prior to the effective time of the Merger (the “Effective Time”), (i) the amended and restated constitution of VinFast (“Constitution”) will be adopted and become effective, and (ii) VinFast will effect a share consolidation or subdivision such that each ordinary share in the capital of VinFast, as of immediately prior to the Recapitalization (as defined below) (collectively, the “Pre-Recapitalization VinFast Shares”) immediately prior to the Effective Time, will be consolidated or divided into a number of shares equal to the Adjustment Factor (as defined below) (items (i) through (ii), the “Recapitalization”). The “Adjustment Factor” is a number resulting from dividing the Per Share VinFast Equity Value by $10.00. The “Per Share VinFast Equity Value” is obtained by dividing (i) the equity value of VinFast (being $23,000,000,000) by (ii) the aggregate number of Pre-Recapitalization VinFast Shares that are issued and outstanding immediately prior to the Recapitalization. Upon the Recapitalization, each ordinary share in the capital of VinFast, as of immediately after the Recapitalization (the “VinFast ordinary share”) will have a value of $10.00.

Pursuant to the Business Combination Agreement, immediately before the Effective Time, each issued and outstanding unit issued in Black Spade’s Initial Public Offering (each, a “Unit”), consisting of one BSAQ Class A Ordinary Share and one-half of one Public Warrant, will be automatically separated and the holder thereof will be deemed to hold one BSAQ Class A Ordinary Share and one-half of one Public Warrant (the “Unit Separation”). No fractional Public Warrants will be issued in connection with such Unit Separation such that if a holder of such Units would be entitled to receive a fractional Public Warrant upon such Unit Separation, the number of Public Warrants to be issued to such holder upon such Unit Separation will be rounded down to the nearest whole number of Public Warrants and no cash will be paid in lieu of such fractional Public Warrants. Pursuant to the Business Combination Agreement, at the Effective Time and as a result of the Business Combination, (i) each Class B ordinary share of Black Spade, par value $0.0001 per share (“BSAQ Class B Ordinary Share”) that is issued and outstanding immediately prior to the Effective Time will be converted into one VinFast ordinary share; (ii) each Class A ordinary share of Black Spade, par value $0.0001 per share (“BSAQ Class A Ordinary Shares”) that is issued and outstanding immediately prior to the Effective Time (other than such BSAQ Class A Ordinary Shares that are treasury shares, validly redeemed shares, or BSAQ Dissenting Shares (as defined below)) will be converted into one VinFast ordinary share, and (iii) each issued and outstanding BSAQ Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (“BSAQ Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSAQ Dissenting Share determined in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands.

At the Closing, VinFast, Black Spade and Continental Stock Transfer & Trust Company (“Continental”) will enter into an assignment, assumption, amendment agreement (the “Warrant Assumption Agreement”), pursuant to which, among other things, effective as of the Effective Time, VinFast will assume the obligations of BSAQ under that certain warrant agreement, dated July 15, 2021, by and between Black Spade and Continental (the “Existing Warrant Agreement”) to VinFast. Pursuant to the Business Combination Agreement and the Warrant Assumption Agreement, each issued and outstanding warrant of Black Spade sold to the public and to Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands (“Sponsor”), in a private placement in connection with Black Spade’s Initial Public Offering will be exchanged for a corresponding warrant exercisable for VinFast ordinary shares (“VinFast warrants”).

This proxy statement/prospectus covers the VinFast ordinary shares and VinFast warrants issuable to certain securityholders of Black Spade as described above. Accordingly, we are registering up to an aggregate of 21,125,000 VinFast ordinary shares, 14,830,000 VinFast warrants, and 14,830,000 VinFast ordinary shares issuable upon the exercise of the VinFast warrants. Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the Meeting of Black Spade Shareholders scheduled to be held on                 , 2023 in virtual format.

Black Spade’s Class A ordinary shares, warrants and units are publicly traded on the NYSE American LLC (the “NYSE American”) under the symbols “BSAQ,” “BSAQWS” and “BSAQU,” respectively. Although VinFast is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the Closing, VinFast will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is a condition of the consummation of the Transactions that the VinFast ordinary shares and VinFast warrants are approved for listing on The Nasdaq Stock Market (“Nasdaq”), New York Stock Exchange (“NYSE”) or NYSE American (“Qualified Stock Exchange”) (subject only to official notice of issuance thereof and round lot holder requirements). VinFast intends to apply for listing of the VinFast ordinary shares and VinFast warrants on a Qualified Stock Exchange under the proposed symbols, “VFS” and “VFSWW,” respectively, to be effective at the consummation of the Business Combination. While trading on a Qualified Stock Exchange is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that VinFast’s securities will be listed on a Qualified Stock Exchange or that a viable and active trading market will develop.

VinFast will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

VinFast will also be a “foreign private issuer” as defined in the Exchange Act, and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, VinFast’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, VinFast will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The accompanying proxy statement/prospectus provides Black Spade Shareholders with detailed information about the Business Combination and other matters to be considered at the Meeting of Black Spade Shareholders. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 26 of the accompanying proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Business Combination, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

* VinFast is currently a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” Prior to the Effective Time (as defined herein), VinFast will convert to a Singapore public limited company. Upon such conversion, VinFast will be known as VinFast Auto Ltd.

This proxy statement/prospectus is dated                , 2023, and is first being mailed to Black Spade Shareholders on or about                 , 2023.

Notice of Extraordinary General Meeting of Shareholders

of Black Spade Acquisition Co

To Be Held on                 , 2023

TO THE SHAREHOLDERS OF BLACK SPADE ACQUISITION CO:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Black Spade Acquisition Co (“Black Spade”), a Cayman Islands exempted company, will be held at                  a.m. Eastern Time, on                 , 2023 and on such other time and date and at such other place to which the meeting may be adjourned (the “Meeting”). The Meeting will be a virtual meeting via live webcast. You are cordially invited to attend and participate in the Meeting online by visiting https://                 and entering the control number on your proxy card. For the purposes of the amended and restated memorandum and articles of association of Black Spade adopted by special resolution dated July 12, 2021 (as amended and/or restated from time to time, including by the Articles Amendment Proposal if approved and adopted, the “Black Spade’s Articles”), the physical location of the Meeting shall be at the office of Davis Polk & Wardwell LLP located at The Hong Kong Club Building, 3A Chater Road, Hong Kong. The Meeting will be held for the following purposes:

1.

Proposal No. 1—The Business Combination Proposal—to consider and vote upon a proposal to ratify, approve and adopt by way of ordinary resolution the Business Combination Agreement, dated as of May 12, 2023, by and among Black Spade, VinFast Auto Pte. Ltd., a Singapore private limited company (the “Company” or “VinFast”) and Nuevo Tech Limited, a Cayman Islands exempted company and wholly owned subsidiary of VinFast (“Merger Sub”), as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 (the “First Amendment to Business Combination Agreement”) and as may be further amended, supplemented or restated from time to time, by and among Black Spade, VinFast and Merger Sub (together, the “Business Combination Agreement”), and the transactions contemplated therein (the “ Transactions”), including the merger whereby Merger Sub will merge with and into Black Spade, with Black Spade surviving the merger as a wholly owned subsidiary of VinFast and the securityholders of Black Spade becoming securityholders of VinFast (the “Business Combination”) (the “Business Combination Proposal”). A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1 (Original Business Combination Agreement) and Annex A-2 (First Amendment to Business Combination Agreement). The full text of the resolution to be voted on at the Meeting is as follows:

“Resolution 1:

RESOLVED, as an ordinary resolution, that Black Spade Acquisition Co’s (“Black Spade”) entry into the Business Combination Agreement dated as of May 12, 2023, by and among Black Spade, VinFast Auto Pte. Ltd. (“VinFast”) and Nuevo Tech Limited (“Merger Sub”), as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 and as may be further amended, supplemented or restated from time to time (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Black Spade, with Black Spade surviving the merger as a wholly owned subsidiary of VinFast, in accordance with the terms and subject to the conditions of the Business Combination Agreement, and the transactions contemplated by the Business Combination Agreement each be authorized, approved, ratified and confirmed in all respects.”;

2.

Proposal No. 2—The Merger Proposal—to consider and vote upon a proposal to authorize and approve by way of special resolution the Plan of Merger made in accordance with the provisions of Section 233 of the Companies Act (As Revised) of the Cayman Islands (the “Plan of Merger”) and the Business Combination (the “Merger Proposal”). A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex B. The full text of the resolution to be voted on at the Meeting is as follows:

“Resolution 2:

RESOLVED, as a special resolution, that:

(a)

the Plan of Merger, by and among Black Spade Acquisition Co (“Black Spade”), Nuevo Tech Limited (“Merger Sub”) and VinFast Auto Pte. Ltd. (“VinFast”), substantially in the form attached to the accompanying proxy statement/prospectus as Annex B (the “Plan of Merger”), be authorized and approved in all respects;

(b)

Black Spade be authorized to merge with Merger Sub (the “Business Combination”) so that Black Spade be the surviving company (surviving the Business Combination as a wholly owned subsidiary of VinFast, in accordance with the terms and subject to the conditions of the Business Combination Agreement and Plan of Merger) and all the undertaking, property and liabilities of Merger Sub shall vest in Black Spade by virtue of the Business Combination pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”);

(c)	Black Spade be authorized to enter into the Plan of Merger;

(d)

there being no holders of any outstanding security interest granted by Black Spade immediately prior to the Merger Effective Time (as defined in the Plan of Merger), the Plan of Merger be executed by any one director on behalf of Black Spade and any director or delegate or agent thereof be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands;

(e)

as at the Merger Effective Time, the memorandum and articles of association of Black Spade will be in the form of the memorandum and articles of association of Black Spade in effect immediately before the Merger Effective Time; and

(f)

all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these Resolutions by any director or officer of Black Spade in connection with the transactions contemplated by these resolutions be approved, ratified and confirmed in all respects.”;

3.

Proposal No. 3—The Articles Amendment Proposal—to consider and vote upon a proposal to approve by way of special resolution the amendment and restatement of Black Spade’s Articles to, among other things, expand the methods that Black Spade may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission (“SEC”) by adopting the third amended and restated memorandum and articles of association in the form attached to this proxy statement/prospectus as Annex C (the “Articles Amendment Proposal”). The full text of the resolution to be voted on at the Meeting is as follows:

“Resolution 3:

RESOLVED, as a special resolution, that, conditional upon the passing of Resolution 1 and Resolution 2, the existing memorandum and articles of association of the Company be replaced in their entirety with the new third amended and restated memorandum and articles of association in the form attached to the accompanying proxy statement/prospectus as Annex C (the “Third A&R Articles”), with such Third A&R Articles to become effective on such future date determined by resolution of the directors of the Company.”

4.

Proposal No. 4—The Adjournment Proposal—to consider and vote upon a proposal by way of ordinary resolution to adjourn the Meeting to a later date or dates to be determined by the chairman of the Meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal, or if the Board of Directors of Black Spade otherwise determines before the Meeting that it is necessary or desirable to seek an adjournment of the Meeting (the “Adjournment Proposal”). The full text of the resolution to be voted on at the Meeting is as follows:

“Resolution 4:

RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more other proposals at the extraordinary general meeting, or if Black Spade’s Board of Directors otherwise determines before the extraordinary general meeting that it is necessary or desirable to seek an adjournment of the extraordinary general meeting, be and is hereby approved.”

We also will transact any other business as may properly come before the Meeting or any adjournment thereof.

The items of business listed above are more fully described elsewhere in the proxy statement/prospectus. Whether or not you intend to attend the Meeting, we urge you to read the attached proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION IN THE PROXY STATEMENT/PROSPECTUS TITLED “RISK FACTORS.”

Only holders of record of Class A ordinary shares of Black Spade, par value $0.0001 per share (the “BSAQ Class A Ordinary Shares”) and Class B ordinary shares of Black Spade, par value $0.0001 per share (the “BSAQ Class B Ordinary Shares,” and, together with the BSAQ Class A Ordinary Shares, the “BSAQ Ordinary Shares”) at the close of business on                 , 2023 (the “Record Date”) are entitled to notice of the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

After careful consideration, the board of directors of Black Spade (“Black Spade’s Board of Directors”) has determined that each of the proposals listed is fair to, advisable for and in the best interests of Black Spade and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of the proposals set forth above. When you consider the recommendations of Black Spade’s Board of Directors, you should keep in mind that Black Spade’s directors and officers may have interests in the Business Combination that conflict with, or are different from, your interests as a shareholder of Black Spade. See the section titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination.”

Each of the Business Combination Proposal and the Merger Proposal is conditioned on the approval of each other. The Articles Amendment Proposal is conditioned on the approval of each of the Business Combination Proposal and the Merger Proposal. Unless each of the Business Combination Proposal and the Merger Proposal are approved at the Meeting, the Articles Amendment Proposal will not be presented to shareholders for a vote. The Adjournment Proposal is not conditioned on the approval of any other proposal.

The Closing is conditioned on, among other things, the approval of the Business Combination Proposal and the Merger Proposal. While the Closing is not conditioned on the approval of the Articles Amendment Proposal, if the Articles Amendment Proposal is not approved and there are significant requests for redemption such that after giving effect to those requests for redemption the net tangible assets of Black Spade would be less than $5,000,001, Black Spade’s Articles (in the form as currently effective) would prevent Black Spade from being able to consummate the Business Combination even if all other conditions to Closing are met. See the section titled “Proposal No. 3—The Articles Amendment Proposal” for additional information. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

All shareholders of Black Spade (“Black Spade Shareholders”) of record at the close of business on the Record Date are cordially invited to attend the Meeting, which will be held virtually over the Internet at https://                . To ensure your representation at the Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible in the pre-addressed postage paid envelope provided and, in any event, so as to be received by Black Spade no later than at                 a.m. Eastern Time, on                 , 2023, being 48 hours before the time appointed for the holding of the Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting) or authorize the individuals named on your proxy card to vote your shares by using the Internet as described in the instructions included with your proxy card. If you are a holder of record of BSAQ Ordinary Shares at the close of business on the Record Date, you may also cast your vote at the Meeting by visiting https://                 and entering the meeting control number found on your proxy card. If you hold your BSAQ Ordinary Shares in “street name,” which means your shares are held in an account at a brokerage firm or bank, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must instruct your broker, bank or nominee on how to vote your shares or, if you wish to attend and cast your vote at the Meeting, you must obtain a legal proxy from the shareholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Meeting. Holders should contact their broker or bank for instructions regarding obtaining a legal proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the Meeting virtually. You will receive an e-mail prior to the Meeting with a link and instructions for entering the Meeting.

A complete list of Black Spade Shareholders of record entitled to vote at the Meeting will be available for ten days before the Meeting at the principal executive offices of Black Spade for inspection by shareholders during business hours for any purpose germane to the Meeting.

Voting on all resolutions at the Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, votes are counted according to the number of BSAQ Ordinary Shares registered in each shareholder’s name which are voted, with each BSAQ Ordinary Share carrying one vote. The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of shareholders holding a majority of the BSAQ Ordinary Shares, which, being so entitled, are voted on such resolutions in person or by proxy at the Meeting, at which a quorum is present. The approval of each of the Merger Proposal and the Articles Amendment Proposal requires a special resolution, being the affirmative vote of shareholders holding at least two-thirds of the BSAQ Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting virtually or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the pre-addressed postage paid envelope provided and, in any event, so as to be received by Black Spade no later than at                 a.m. Eastern Time, on                 , 2023, being 48 hours before the time appointed for the holding of the Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting), or authorize the individuals named on your proxy card to vote your shares by using the Internet as described in the instructions included with your proxy card. Submitting a proxy now will NOT prevent you from being able to attend and vote online at the Meeting. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker or bank to ensure that votes related to the shares you beneficially own are properly voted and counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Chi Wai Dennis Tam

Co-Chief Executive Officer and

Executive Chairman of the Board of Directors

                , 2023

IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

ALL HOLDERS (THE “PUBLIC SHAREHOLDERS”) OF SHARES OF CLASS A ORDINARY SHARES ISSUED IN BLACK SPADE’S INITIAL PUBLIC OFFERING (THE “PUBLIC SHARES”) HAVE THE RIGHT TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AND THE PROPOSED AMENDMENT TO BLACK SPADE’S ARTICLES. PUBLIC SHAREHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST ANY PROPOSAL DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, OR TO VOTE ON ANY PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH.

THIS MEANS THAT ANY PUBLIC SHAREHOLDER HOLDING PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS.

TO EXERCISE REDEMPTION RIGHTS, PUBLIC SHAREHOLDERS MUST TENDER THEIR PUBLIC SHARES TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, BLACK SPADE’S

TRANSFER AGENT, NO LATER THAN TWO (2) BUSINESS DAYS PRIOR TO THE MEETING. YOU MAY TENDER YOUR PUBLIC SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE PUBLIC SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF BLACK SPADE SHAREHOLDERS—REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the Securities and Exchange Commission, or SEC, by VinFast, constitutes a prospectus of VinFast under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the VinFast ordinary shares to be issued to Black Spade Shareholders in connection with the Business Combination, as well as the warrants to acquire VinFast ordinary shares to be issued to Black Spade Warrant holders and the VinFast ordinary shares underlying such warrants. This document also constitutes a proxy statement of Black Spade under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the Meeting of Black Spade Shareholders to consider and vote upon each of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal (each as defined herein), and to adjourn the Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to adopt any one or more of the Business Combination Proposal, the Merger Proposal or the Articles Amendment Proposal or if the Board of Directors of Black Spade otherwise determines before the Meeting that it is necessary or desirable to seek an adjournment of the Meeting.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Black Spade Shareholders nor the issuance by VinFast of its ordinary shares in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Black Spade has been provided by Black Spade and information contained in this proxy statement/prospectus regarding VinFast has been provided by VinFast.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to the terms “VinFast,” “VinFast Auto Ltd.,” the “Company” and the “Group” refer to VinFast Auto Pte. Ltd., and, where appropriate, its consolidated subsidiaries. Prior to the Effective Time, VinFast Auto Pte. Ltd. will convert from a Singapore private limited company to a Singapore public limited company and will then be known as VinFast Auto Ltd.

All references in this proxy statement/prospectus to “Black Spade” or “BSAQ” are to Black Spade Acquisition Co.

References to “Vingroup” are to Vingroup Joint Stock Company, a public company listed on the Ho Chi Minh Stock Exchange, Vietnam.

References to “VND” are to Vietnamese dong, the legal currency of Vietnam. References to “$,” “U.S. dollars” and “USD” are to United States dollars, the legal currency of the United States. Unless otherwise noted, all translations from VND to U.S. dollars in this proxy statement/prospectus are made at a rate of VND23,600 to $1.00, which represents the central exchange rate quoted by The State Bank of Vietnam Operations Centre as of March 31, 2023. We make no representation that any VND or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or VND, as the case may be, at any particular rate, or at all. Certain amounts shown in this proxy statement/prospectus or derived from the U.S. GAAP financial statements have been rounded or truncated as deemed appropriate by the management of VinFast. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this proxy statement/prospectus concerning VinFast’s industry and the regions in which it operates, including VinFast’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and other industry publications, surveys and forecasts. While VinFast believes that the market data, industry forecasts and similar information included in this proxy statement/prospectus are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of VinFast’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.

Information contained in this proxy statement/prospectus concerning VinFast’s industry, market and competitive position data in this proxy statement/prospectus from its own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. Certain industry, market and competitive position data in this proxy statement/prospectus, including as described under “VinFast’s Industry,” is based on third-party data provided by Frost & Sullivan International Limited (“Frost & Sullivan”), which we commissioned Frost & Sullivan to prepare for use in this proxy statement/prospectus.

This proxy statement/prospectus also includes information from a 2022 satisfaction survey of VinFast prospective U.S. customers who have reserved a VinFast EV for purchase that we commissioned Frost & Sullivan to conduct (the “F&S Customer Survey”). This proxy statement/prospectus also contains information developed by Sustainalytics. Such information and data are proprietary of Sustainalytics and/or its third-party suppliers and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate or suitable for a particular purpose. Their use is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers. Information contained on, or that can be accessible through, Sustainalytics’ website is not a part of this proxy statement/prospectus and the inclusion of their website address in this proxy statement/prospectus is an inactive textual reference only.

Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but such information is inherently imprecise. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Black Spade

The historical financial statements of Black Spade in this proxy statement/prospectus were prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) and are denominated in U.S. Dollars.

VinFast

The financial information of VinFast in this proxy statement/prospectus as of December 31, 2021 and 2022 and for the years then ended and as of March 31, 2023 and for the three months ended March 31, 2022 and 2023 has been derived from the consolidated financial statements of VinFast Auto Pte. Ltd., which are included elsewhere in this proxy statement/prospectus. The consolidated financial statements of VinFast Auto Pte. Ltd. are prepared in accordance with U.S. GAAP.

In January 2022, VinFast announced its strategic decision to cease internal combustion engine (“ICE”) vehicle production to transform into a pure-play manufacturer of electric vehicles (“EVs”). In early November 2022, VinFast fully phased out production of ICE vehicles and completed the ICE Assets Disposal (as defined herein) to its shareholder, Vietnam Investment Group Joint Stock Company (“VIG”). Notwithstanding VinFast’s cessation of ICE vehicle production in early November 2022, its results of operations presented in this proxy statement/prospectus primarily reflect the historical results of its ICE vehicle manufacturing business and its gradual cessation of its ICE vehicle manufacturing during 2022. Accordingly, VinFast’s results of operations and comparative financial information presented in this proxy statement/prospectus may not be indicative of its results of operations expected for any future period.

The unaudited pro forma consolidated financial information in this proxy statement/prospectus gives pro forma effect to the phase-out of VinFast’s ICE vehicle production and the Transactions, as further described in “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma consolidated financial information in this proxy statement/prospectus is qualified in its entirety by reference to, and should be read in conjunction with, “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Black Spade’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Information about the Companies,” VinFast’s consolidated financial statements, and Black Spade’s consolidated financial statements, and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma consolidated financial information includes various estimates that are subject to material change and may not be indicative of what VinFast’s results of operations or financial position would have been had such events taken place on the dates indicated, or of its results of operations expected for any future period. Certain amounts shown in this proxy statement/prospectus or derived from the U.S. GAAP financial statements have been rounded or truncated as deemed appropriate by the management of VinFast. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Information in this proxy statement/prospectus regarding driving range is presented in both WLTP and EPA terms, which are commonly used in Europe and the U.S., respectively. All WLTP driving range data with respect to VinFast’s current and future vehicles presented in this proxy statement/prospectus are based on internal estimates or targets. Actual ranges or certified ranges may differ materially from VinFast’s estimated or targeted range and from estimated and certified ranges prepared using other methodologies. For example, estimated and certified WLTP ranges may differ materially from estimated and certified EPA ranges. WLTP ranges are often, but not always, longer than EPA ranges. In addition, in all cases, actual driving ranges may vary from internal estimates and certified ranges for various reasons, including driving patterns and conditions, how an EV is maintained and other external factors.

In order to identify customers with immediate demand for VinFast EVs and to enable VinFast to optimize its production plans, VinFast initiated programs in April, May and June 2023 to convert existing EV reservations into firm orders and existing firm orders into purchases. Customers in Vietnam with reservations were required to register for a vehicle delivery time during the year but no later than December 31, 2023 and pay an additional deposit. Customers in Vietnam with firm orders were required to pay the full purchase price for their EVs or increase their deposits to 20% of the contract values. In both cases, customers can cancel their firm orders/reservations and return any promotional vouchers in their possession in exchange for a refund equal to 120% of the deposit they had placed. VinFast EV reservations data in this proxy statement/prospectus reflects the results of the April and May conversion programs but does not reflect the results of the June conversion program as complete data from those programs is not available as of the date of this proxy statement/prospectus. Information regarding the number of VinFast EV reservations in this proxy statement/prospectus is not comparable to VinFast EV reservation data in the public domain and may not be comparable to VinFast EV reservation data that VinFast may publish in the future.

v

SELECTED DEFINITIONS

“Ancillary Agreements”

means the Constitution, the Plan of Merger, the Registration Rights Agreement, the Sponsor Support Agreement, the VinFast Shareholders Agreement, the Warrant Assumption Agreement, and other agreements, instruments and documents expressly contemplated thereby.

“Black Spade’s Articles”	means the amended and restated memorandum and articles of association of Black Spade adopted by special resolution dated July 12, 2021, as amended and/or restated from time to time, including by the Articles Amendment Proposal if approved.

“Black Spade” or “BSAQ”	means Black Spade Acquisition Co.

“BSAQ Class A Ordinary Shares”	means the Class A ordinary shares, par value $ 0.0001 per share, of Black Spade.

“BSAQ Class B Ordinary Shares”	means the Class B ordinary shares, par value $ 0.0001 per share, of Black Spade.

“BSAQ Dissenting Shares”	means the BSAQ Ordinary Shares issued and outstanding immediately prior to the Effective Time that are held by any Black Spade Shareholders who shall have validly exercised and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost their rights to dissent from the Business Combination in accordance with Section 238 of the Cayman Companies Act.

“BSAQ Excluded Shares”	means the BSAQ Class A Ordinary Shares issued and outstanding and held immediately prior to the Effective Time as treasury shares, including shares redeemed by Black Spade in connection with the exercise of the redemption rights of the Black Spade Shareholders (if any).

“BSAQ Ordinary Shares”	means the BSAQ Class A Ordinary Shares and BSAQ Class B Ordinary Shares.

“BSAQ Redeeming Shares”	means the BSAQ Class A Ordinary Shares in respect of which the applicable holder thereof has validly exercised his, her or its redemption rights under Black Spade’s Articles (and not waived, withdrawn or otherwise lost such rights).

“Black Spade Warrants”	means the Private Placement Warrants and the Public Warrants.

“Black Spade’s Board of Directors”	means the board of directors of Black Spade.

“Black Spade Shareholders”	means holders of BSAQ Ordinary Shares.

“broker non-vote”	means the failure of a Black Spade Shareholder, who holds his or her or its shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination”	means the merger whereby Merger Sub will merge with and into Black Spade, with Black Spade surviving the merger as a wholly owned subsidiary of VinFast, in accordance with the terms and subject to the conditions of the Business Combination Agreement and Plan of Merger.

“Business Combination Agreement”	means the Business Combination Agreement, as amended by the First Amendment to Business Combination Agreement, and as may be further amended, supplemented or restated from time to time.

“Cayman Companies Act”	means the Companies Act (as revised) of the Cayman Islands.

“Closing”	means the closing of the Proposed Transactions.

“Constitution”	means the amended and restated constitution to be adopted by VinFast immediately before the Effective Time, attached hereto as Annex D.

“Continental”	means Continental Stock Transfer & Trust Company.

“Dissenting Shareholders”	means holders of BSAQ Dissenting Shares.

“Effective Time”	means the effective time of the Business Combination.

“Eligible BSAQ Shares”	means the BSAQ Ordinary Shares that are issued and outstanding immediately prior to the Effective Time (other than the BSAQ Excluded Shares, BSAQ Redeeming Shares and BSAQ Dissenting Shares).

“Exchange Act”	means the Securities Exchange Act of 1934, as amended.

“Existing Warrant Agreement”	means the warrant agreement, dated July 15, 2021, by and between Black Spade and Continental.

“First Amendment to Business Combination Agreement”	means the First Amendment to Business Combination Agreement, dated as of June 14, 2023, by and among Black Spade, VinFast and Merger Sub attached hereto as Annex A-2.

“First Amendment to Sponsor Support Agreement”	means the First Amendment to Sponsor Support Agreement, dated as of June 14, 2023, by and among VinFast, Black Spade and the Sponsor.

“Founder Shares”	means the 4,225,000 BSAQ Class B Ordinary Shares held by the Initial Shareholders.

“GAAP”	means accounting principles generally accepted in the United States of America.

“Initial Shareholders”	means the Sponsor, Black Spade’s directors, officers, advisory committee members and certain employees of Sponsor’s affiliates.

“Interim Period”	means the period from the date of the Business Combination Agreement until the earlier of termination of the Business Combination Agreement and the Closing.

“Investment Company Act”	means the U.S. Investment Company Act of 1940, as amended.

“IPO” or “Initial Public Offering”	means the initial public offering of Black Spade, which was consummated on July 20, 2021.

“Meeting”	means the extraordinary general meeting of Black Spade, to be held on , 2023 at .

“Merger Sub”	means Nuevo Tech Limited.

“Minimum Cash Condition”	means the condition to the obligations of VinFast and Merger Sub to consummate the Business Combination in which the available cash, an amount equaling to the amount of funds contained in the Trust Account (after giving effect to the Black Spade Shareholder redemption), together with the gross amount of proceeds paid to VinFast pursuant to any backstop investment provided by the Sponsor or its designated persons, equaling or exceeding $30,000,000.

“Original Business Combination Agreement”	means the Business Combination Agreement, dated as of May 12, 2023, by and among, Black Spade, VinFast and Merger Sub attached hereto as Annex A-1.

“Plan of Merger”	means the Plan of Merger, by and among Black Spade, Merger Sub and VinFast, attached hereto as Annex B.

“Private Placement Warrants”	means the Warrants sold to the Sponsor in a private placement consummated concurrently with IPO, each entitling its holder to purchase one BSAQ Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment.

“Public Shareholders”	means all holders of the Public Shares.

“Public Shares”	means BSAQ Class A Ordinary Shares issued in the IPO.

“Public Warrants”	means Black Spade Warrants issued in the IPO, each entitling its holder to purchase one BSAQ Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment.

“Record Date”	means , 2023.

“Qualified Stock Exchange”	The Nasdaq Stock Market, the New York Stock Exchange or the NYSE American.

“Registration Rights Agreement”	means the registration rights agreement to be entered into by VinFast, the Sponsor, and certain VinFast and Black Spade Shareholders at the Closing Date in connection with the Business Combination.

“Securities Act”	means the Securities Act of 1933, as amended.

“Sponsor”	means Black Spade Sponsor LLC.

“Sponsor Backstop Commitment”	means the Sponsor’s commitment under the Sponsor Support Agreement pursuant to which the Sponsor has agreed that it will subscribe for and acquire, and/or procure that its designated person (reasonably acceptable to VinFast) will subscribe for and acquire, VinFast ordinary shares at a purchase price of $10 per share in an amount up to (i) $30,000,000 minus (ii) the funds contained in Trust Account (after giving effect to the Black Spade Shareholders redemption).

“Sponsor Support Agreement”	means the sponsor support and lock-up agreement and deed entered into by VinFast, Black Spade, the Sponsor and certain Initial Shareholders on May 12, 2023, as amended by the First Amendment to Sponsor Support Agreement.

“Transactions” or “Proposed Transactions”	means the Business Combination and the other transactions contemplated by the Business Combination Agreement.

“Trust Account”	means the trust account of Black Spade that holds the proceeds from the IPO.

“Units”	means the units issued in the IPO, each consisting of one BSAQ Class A Ordinary Share and one-half of one Public Warrant.

“U.S. GAAP”	means generally accepted accounting principles in the U.S.

“VinFast”

VinFast Auto Ltd.

The registrant is currently a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” Prior to the Effective Time, the registrant will convert to a Singapore public limited company. Upon such conversion, the registrant will be known as VinFast Auto Ltd.

“VinFast ordinary share”	means the ordinary shares of VinFast immediately after the Recapitalization.

“VinFast Shareholder”	means the equity securityholders of VinFast prior to the consummation of the Business Combination and as listed under the Business Combination Agreement.

“VinFast Shareholders Support Agreement”	means the shareholders support and lock-up agreement and deed entered into by VinFast, VinFast Shareholders and Black Spade on May 12, 2023.

“Warrant Assumption Agreement”	means the assignment, assumption and amendment agreement to be entered into by VinFast, Black Spade, and Continental Stock Transfer & Trust Company at the Closing Date in connection with the Business Combination.

“Working Capital Loans”	means the loans which may be offered by the Sponsor or an affiliate of the Sponsor, or certain of Black Spade’s officers and directors to Black Spade to fund working capital deficiencies.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND

THE EXTRAORDINARY GENERAL MEETING

The following questions and answers briefly address some commonly asked questions about the Meeting and the proposals to be presented at the Meeting, including with respect to the proposed Business Combination. The following questions and answers may not include all the information that is important to Black Spade Shareholders. Black Spade Shareholders are urged to carefully read this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Q:	Why am I receiving this proxy statement/prospectus?

A:

Black Spade is proposing to consummate the Business Combination with VinFast pursuant to the Business Combination Agreement, entered into among Black Spade, VinFast and Merger Sub. The terms of the Business Combination Agreement are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1 (Original Business Combination Agreement) and Annex A-2 (First Amendment to Business Combination Agreement), and Black Spade encourages Black Spade Shareholders to read it in its entirety.

The Business Combination Agreement must be adopted by the Black Spade Shareholders in accordance with Cayman Islands law and Black Spade’s Articles. Black Spade is holding the Meeting to obtain that approval. Black Spade Shareholders will be asked to consider and vote upon a proposal to approve the Business Combination Agreement, which, among other things, provides for Merger Sub to be merged with and into Black Spade with Black Spade surviving the merger as a wholly owned subsidiary of VinFast, and certain other matters related to the Business Combination, which are described in this proxy statement/prospectus. See the section titled “Proposal No. 1—The Business Combination Proposal.” This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. Black Spade Shareholders should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q:	When and where is the Meeting?

A:

The Meeting will be held on             , 2023, at      a.m., Eastern Time, virtually over the Internet. Black Spade Shareholders will be able to attend the Meeting remotely, vote and submit questions during the Meeting by visiting https://                 and entering their control number. The virtual meeting format allows attendance from any location in the world. We encourage you to access the virtual meeting prior to the start time and you should allow ample time for the check-in procedures. For the purposes of Black Spade’s Articles, the physical location of the Meeting shall be at the office of Davis Polk & Wardwell LLP located at The Hong Kong Club Building, 3A Chater Road, Hong Kong.

Q:	How do I attend the Meeting virtually?

A:

Black Spade Shareholders have a proxy card from Continental, Black Spade’s transfer agent, which contains instructions on how to attend the Meeting virtually including the URL address, along with their control number for access. If you do not have your control number, Black Spade Shareholders can contact Continental through e-mail at proxy@continentalstock.com.

Black Spade Shareholders can pre-register to attend the virtual meeting starting 2023, at     a.m. Eastern Time (5 business days prior to the Meeting) by visiting https://                    , entering their control number, name and email address. Black Spade Shareholders can enter questions in the chat box once pre-registered. At the start of the Meeting, Black Spade Shareholders will need to re-log in with their control number and will also be prompted to enter their control number if they vote during the Meeting.

Beneficial owners, who hold their BSAQ Ordinary Shares in “street” name, which means your shares are held through a bank, broker or nominee, will need to contact Continental to receive a control number. If

x

beneficial owners plan to vote at the Meeting, they will need to obtain a legal proxy from the shareholder of record and e-mail a copy (a legible photograph is sufficient) of such proxy to proxy@continentalstock.com no later than 72 hours prior to the Meeting. Holders should contact their bank or broker or other nominee for instructions regarding obtaining a proxy or, if they would like to join and not vote, Continental will issue them a guest control number with proof of ownership. Either way beneficial owners must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the email address above. Please allow up to 72 hours prior to the Meeting for processing the control number.

Q:	What is being voted on at the Meeting?

A:	Black Spade Shareholders are being asked to consider and vote on the following proposals:

1.

Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to ratify, approve and adopt by way of ordinary resolution the Business Combination Agreement, dated as of May 12, 2023, by and among Black Spade, VinFast Auto Pte. Ltd., a Singapore private limited company (the “Company” or “VinFast”) and Nuevo Tech Limited, a Cayman Islands exempted company and wholly owned subsidiary of VinFast (“Merger Sub”), as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 (the “First Amendment to Business Combination Agreement”) and as may be further amended, supplemented or restated from time to time, by and among Black Spade, VinFast and Merger Sub (together, the “Business Combination Agreement”), and the transactions contemplated therein (the “Transactions”), including the merger whereby Merger Sub will merge with and into Black Spade, with Black Spade surviving the merger as a wholly owned subsidiary of VinFast and the securityholders of Black Spade becoming securityholders of VinFast (the “Business Combination”) (the “Business Combination Proposal”). A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1 (Original Business Combination Agreement) and Annex A-2 (First Amendment to Business Combination Agreement).

2.

Proposal No. 2 — The Merger Proposal — to consider and vote upon a proposal to authorize and approve by way of special resolution the Plan of Merger made in accordance with the provisions of Section 233 of the Companies Act (As Revised) of the Cayman Islands (the “Plan of Merger”) and the Business Combination (the “Merger Proposal”). A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex B.

3.

Proposal No. 3 — The Articles Amendment Proposal — to consider and vote upon a proposal to approve by way of special resolution the amendment and restatement of Black Spade’s Articles to, among other things, expand the methods that Black Spade may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission (“SEC”) by adopting the third amended and restated memorandum and articles of association in the form attached to this proxy statement/prospectus as Annex C (the “Articles Amendment Proposal”).

4.

Proposal No. 4 — The Adjournment Proposal — to consider and vote upon a proposal by way of ordinary resolution to adjourn the Meeting to a later date or dates to be determined by the chairman of the Meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal, or if Black Spade’s Board of Directors otherwise determines before the Meeting that it is necessary or desirable to seek an adjournment of the Meeting (the “Adjournment Proposal”).

Black Spade will hold the Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. Black Spade Shareholders should read it carefully.

The vote of shareholders is important. Black Spade Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	Why is Black Spade proposing the Business Combination?

A:

Black Spade was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or assets.

On July 20, 2021, Black Spade consummated its Initial Public Offering of 15,000,000 Units. Each Unit consists of one BSAQ Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable Public Warrant, each whole Public Warrant entitling the holder thereof to purchase one BSAQ Class A Ordinary Share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Black Spade of $150,000,000. On August 3, 2021, the underwriters purchased an additional 1,900,000 option units pursuant to the partial exercise of the over-allotment option. The option units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to Black Spade of $19,000,000. Since the Initial Public Offering, Black Spade’s activity were limited to organizational activities, completion of its Initial Public Offering and the evaluation of possible business combinations.

Black Spade is permitted to choose a target business in any industry or region (with a focus on the enabling technology, lifestyle brands, products, or services and entertainment media sectors in Asia) that it felt would provide its shareholders with the greatest opportunity to participate in a company with significant growth potential. Accordingly, it regularly analyzed investment opportunities that were in various sectors and regions (with a focus on the enabling technology, lifestyle brands, products, or services and entertainment media sectors in Asia) in an effort to locate the best potential business combination opportunity for its shareholders.

VinFast operates in the EV industry. Based on its due diligence investigations on VinFast and the industry in which VinFast operates, including the financial and other information provided by VinFast in the course of the parties’ negotiations, Black Spade believes that a business combination with VinFast will provide its shareholders with an opportunity to participate in a company with significant growth potential.

Although Black Spade’s Board of Directors believes that the Business Combination with VinFast is in the best interests of Black Spade and its shareholders, Black Spade’s Board of Directors did consider certain potential risks in arriving at that conclusion. See the section titled “Proposal No. 1—The Business Combination Proposal—Black Spade’s Board of Directors Reasons for Approval of the Proposed Transactions.”

Q:	What positive and negative factors did Black Spade’s Board of Directors consider when determining whether or not to proceed with the Business Combination?

A:

In evaluating the Proposed Transactions and making the above determinations and its recommendation, Black Spade’s Board of Directors consulted with its advisors and its management and considered a number of factors, including, but not limited to, the factors discussed below. In light of the wide number and complexity of the factors considered in connection with its evaluation of the Proposed Transactions, Black Spade’s Board of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Black Spade’s Board of Directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Black Spade’s Board of Directors’ reasons for the Proposed Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Black Spade’s Board of Directors considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to enter into the Business Combination Agreement, and the Ancillary Agreements, and the transactions contemplated thereby. Before reaching its decision to approve the Proposed Transactions, Black Spade’s Board of Directors reviewed the results of due diligence conducted by Black Spade’s management and by Black Spade’s legal and financial advisors, which included, among other things:

•	extensive meetings with VinFast’s management team;

•	research on the EV industry, including historical growth trends and market share information, as well as growth projections;

•	analysis of VinFast’s production capacity, delivery schedule and planned expansion strategy and operations;

•	review of VinFast’s material contracts regarding financials, tax, legal, accounting, and information technology;

•	VinFast’s technology and intellectual property;

•	financial and valuation analysis of VinFast and the Business Combination;

•	reports related to financial and legal diligence prepared by external advisors; and

•	assessment of VinFast’s readiness to list as a public company.

Black Spade’s Board of Directors ultimately determined that the decision to ultimately pursue a business combination with VinFast over the Other Potential Acquisitions was generally the result of, but not limited to, one or more of the following reasons:

•

the determination of Black Spade’s management and the Sponsor that: (i) the market opportunity was substantial, and (ii) VinFast was an attractive investment opportunity because of its leadership position in Vietnam and its growth opportunity globally;

•

the determination that the combination of Black Spade and VinFast has the potential to increase substantially the likelihood of VinFast achieving its growth potential and thereby create shareholder value; and

•	the determination of Black Spade’s management and the Sponsor that VinFast was a more viable opportunity than the Other Potential Acquisitions.

Specifically, Black Spade’s Board of Directors considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to approve the entry into the Business Combination Agreement and the transactions contemplated therein, including, but not limited to, the following material factors:

•

Market leader in Vietnam with Execution Excellence. Since its establishment, VinFast has gained significant brand recognition in Vietnam. Within 18 months from product launch, VinFast achieved the leading market share in Vietnam for each of its product segments. After transforming into a pure-play manufacturer of EVs, VinFast quickly dominated the domestic EV market, achieving preeminent market share.

•

Foundational Support from Vingroup. VinFast has a strong competitive advantage due to its relationship with Vingroup, one of Vietnam’s largest conglomerates, which provides the company with significant financial and strategic support. As a part of one of Vietnam’s largest private sector business groups, VinFast benefits from a wide range of synergies, relationships, and financial support from Vingroup and its major shareholders. Between 2017 and March 31, 2023, Vingroup, its affiliates, and external lenders have deployed approximately $9.3 billion to fund VinFast’s operating expenses and capital expenditures. VinFast may also benefit from demand for EVs from Vingroup affiliates such as Green and Smart Mobility Joint Stock Company (“GSM”), which announced in March 2023 its intention to offer EV and e-scooter rental and taxi services in Vietnam and whose fleet will consist of VinFast EVs and e-scooters.

•

Readiness to List. VinFast has previously prepared for a traditional IPO, including the filing of Form F-1 with the SEC, and has demonstrated its readiness to transition into a publicly listed company.

•	Diverse Range of EVs Catering to Various Market Segments. VinFast has various EV models and has launched and expects to launch new models in 2023 to cater to customers with diverse preferences and needs. Besides passenger cars, VinFast’s product portfolio also covers other segments of the EV market, such as e-buses and e-scooters. The wide range of electric vehicles helps VinFast to reach various market segments and a broad customer base.

•

Advanced Manufacturing Capabilities. VinFast operates advanced and highly automated EV manufacturing facilities in Southeast Asia, boasting a maximum production capacity of up to 300,000 EVs annually. This capacity sets it apart from many of its peers with self-operated production facilities. With the backing of Vingroup and access to the capital market as a listed company, VinFast is better positioned to access ample funding to finance its capex plan in the future. The manufacturing plant located in Hai Phong, the third-largest city in Vietnam and home to one of its largest deep-sea ports, offers a competitive advantage in logistics as VinFast ships its vehicles globally. The fully operational production plant enables the company to ramp up production swiftly to meet increasing demand and generate higher revenue growth while minimizing execution risks. VinFast’s highly integrated business model, with many processes completed on-site, results in fewer production delays and lower costs.

•

First-Mover Advantage in Mass EV Productions. VinFast’s prior experience as a leading manufacturer of ICE vehicles enables it to transition to EV production swiftly and with less execution risk, resulting in a more efficient production process. The company launched its VF e34 SUV in 2021, marking the first EV produced in Vietnam and consolidating VinFast’s position as a market leader in the emerging EV market in the country. VinFast’s cutting-edge technology and robust production capability give it a competitive advantage over EV manufacturers that have not yet achieved mass production.

•

Shareholder Liquidity. The Business Combination Agreement stipulates that ordinary shares of VinFast issued as consideration must be listed on a major U.S. stock exchange, which Black Spade’s Board of Directors believes has the potential to offer shareholders greater liquidity.

•

Existing Customer and Supplier Relationships. VinFast has forged crucial strategic partnerships with multiple OEMs and entered into commercial engagements with marquee industry participants. The Company’s diversified battery sourcing policy mitigates risk from any individual supplier, while concurrently, it is developing its own battery technology, which will yield greater integration, efficiency, and cost benefits.

•

Unique Position at the Heart of the Vehicle Data Ecosystem. VinFast has established a broad range of strategic partnerships with leading companies across different sectors, including technology firms, transportation companies, vehicle manufacturers, and data processing firms. In addition to these partnerships, VinFast has a diverse range of OEM partnerships. Its strategic position at the center of the vehicle data ecosystem provides VinFast with significant advantages.

•

Potential Customers in a Wide Variety of Industries. VinFast’s personally identifiable information services find use in a variety of industries, including insurance, fleet services, and dealership sales. Additionally, VinFast’s aggregated data can be utilized to create smarter cities and more efficient transportation.

•

Global Reach with a Strong Home Base. VinFast has a global presence, targeting markets across multiple continents, including Asia, North America, and Europe, while many of its competitors operate only regionally. In 2023, VinFast began deliveries and sales to the US market. In addition, it is well positioned to benefit from a substantial domestic market in Vietnam. As a company based in the ASEAN region, which encompasses over 600 million people, VinFast has access to significant markets on its doorstep, along with low-tariff benefits that provide additional financial and commercial advantages.

•	Experienced Leadership Team with a Proven Track Record. VinFast is led by an experienced management team in EV industry.

•	Due Diligence. The due diligence examinations of Black Spade’s management and financial and legal advisors and discussions with VinFast’s management and financial and legal advisors;

•	Lock-Up. Certain equityholders of VinFast have agreed to be subject to a one-hundred and eighty (180) day lockup in respect of their VinFast ordinary shares.

•

Other Alternatives. Black Spade’s Board of Directors believes, after a thorough review of other business combination opportunities reasonably available to Black Spade, that the Business Combination, in part taking into account the readiness of VinFast to become a listed company, represents the best potential business combination for Black Spade and the most attractive opportunity for Black Spade’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential combination targets, and Black Spade’s Board of Directors’ belief that such process has not presented a better alternative; and

•

Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between Black Spade and VinFast.

Black Spade’s Board of Directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Proposed Transactions, including, but not limited to, the following:

•

Business Risks. Black Spade’s Board of Directors considered that there were risks associated with the successful implementation of VinFast’s business plans and uncertainties regarding whether VinFast would be able to realize the anticipated benefits of the Business Combination on the expected timeline or at all, including due to factors outside the parties’ control. Black Spade’s Board of Directors considered the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Black Spade Shareholders may not fully realize these benefits to the extent that they expected to retain the Public Shares following the completion of the Business Combination.

•

Industry Risks. Black Spade’s Board of Directors considered the risks that the EV market may not fully develop its growth potential. The EV market and technologies are relatively new, rapidly evolving and highly competitive, which subjects VinFast’s business to uncertainties and challenges relating to the growth and profitability of the EV market as a whole.

•

Discontinuation of Support from Vingroup and Its Affiliates. Since its establishment, VinFast has relied heavily on the backing of Vingroup and its affiliates without which the operations of VinFast may be severely affected.

•	Limited Operating History. VinFast’s limited operating history makes evaluating its business and future prospects difficult.

•	Competitive Market. There are a number of global EV companies operating in markets similar to VinFast and competing for the same customer base.

•	Systems Update. The need to update VinFast’s financial systems and operations necessary for a public company.

•	Potential Delay in Product Launch. VinFast may not roll out its full range of EVs within the expected timescale.

•	Regulation. Regulation in VinFast’s industry could increase, which may limit VinFast’s ability to harness vehicle data value, thereby potentially lowering VinFast’s profits.

•	Loss of Key Personnel. Key personnel in VinFast’s industry is vital and competition for such personnel is intense. The loss of any key personnel could adversely impact VinFast’s operations.

•	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the revenues of VinFast after the Business Combination.

•

Redemption Risk. The potential that a significant number of Black Spade Shareholders elect to redeem their shares prior to the consummation of the merger, which would potentially make the merger more difficult or impossible to complete.

•	Shareholder Vote. Black Spade Shareholders may fail to provide the respective votes necessary to effect the merger.

•	Closing Conditions. The completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within Black Spade’s control.

•

Litigation. The possibility of litigation challenging the Business Combination Agreement or that an adverse judgment granting permanent injunctive relief could delay or prevent consummation of the Business Combination.

•

No Third-Party Valuation. Black Spade’s Board of Directors considered the fact that the parties to the Business Combination have not sought any third-party valuation or fairness opinion in connection to the Business Combination.

•

Liquidation of Black Spade. The risks and costs to Black Spade if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Black Spade being unable to effect a business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles).

•	Listing Risks. The securities of VinFast after the Business Combination may not be able to list on a major U.S. stock exchange, which could limit investors’ ability to sell their securities.

•

Reduced Influence of Black Spade Shareholders. The existing Black Spade Shareholders will hold a minority position in VinFast after the Business Combination. In addition, although for the period from the Closing until the earlier of (i) the date on which the Sponsor ceases to own at least 1,000,000 VinFast ordinary shares and (ii) December 31, 2024, the Sponsor will have the right to designate one observer to attend all meetings of the VinFast board of directors in a non-voting observer capacity, no incumbent director of Black Spade will serve in VinFast after the Business Combination as director. This may reduce the influence that Black Spade’s current shareholder have on the management of the post-combination company.

•

Fees and Expenses. The risk of the expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination Agreement is consummated.

•	Other Risks. Various other risks associated with the Proposed Transactions, the business of the VinFast and the business of Black Spade described under “Risk Factors.”

In addition to considering the factors described above, Black Spade’s Board of Directors also considered that the officers and some of the directors of Black Spade may have interests in the Proposed Transactions as individuals that are different from, or in addition to, those of other shareholders and Warrant holders generally (see “Summary—Interests of Black Spade’s Directors and Officers in the Business Combination”). Black Spade’s independent directors reviewed and considered these interests during their evaluation of the Proposed Transactions and in unanimously approving, as members of Black Spade’s Board of Directors, the Business Combination Agreement and the transactions contemplated therein, including the Proposed Transactions.

Black Spade’s Board of Directors concluded that the potential benefits that it expected Black Spade and its shareholders to achieve as a result of the Proposed Transactions outweighed the potentially negative factors associated with the Proposed Transactions. Accordingly, Black Spade’s Board of Directors unanimously determined that the Business Combination Agreement and the transactions contemplated thereby, including the Proposed Transactions, were advisable and fair to, and in the best interests of, Black Spade and its shareholders.

Q:	Why is Black Spade providing Black Spade Shareholders with the opportunity to vote on the Business Combination?

A:

Under Black Spade’s Articles, Black Spade must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Black Spade’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business and other reasons, Black Spade has elected to provide its shareholders with the opportunity to have their Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, Black Spade is seeking to obtain the approval of its shareholders of the Business Combination Proposal in order to allow its Public Shareholders to effectuate redemptions of their Public Shares in connection with the Closing.

Q:	Why is Black Spade proposing the Articles Amendment Proposal?

A:

The proposed amendments to Black Spade’s Articles (in the form as currently effective), in the judgment of Black Spade’s Board of Directors, are necessary to facilitate the Business Combination. Black Spade’s Articles (in the form as currently effective) limit Black Spade’s ability to consummate a business combination, or to redeem BSAQ Class A Ordinary Shares in connection with a business combination, unless Black Spade has net tangible assets of at least US$5,000,001 immediately prior to or upon such consummation of such business combination. The purpose of such limitation is to ensure that the BSAQ Ordinary Shares are not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because BSAQ Class A Ordinary Shares would not be deemed to be a “penny stock” pursuant to applicable provisions of Rule 3a51-1(a)(1) under the Exchange Act, Black Spade is presenting the Articles Amendment Proposal to facilitate the consummation of the Business Combination. While the Closing is not conditioned on the approval of the Articles Amendment Proposal, if the Articles Amendment Proposal is not approved and there are significant requests for redemption such that after giving effect to those requests of redemption the net tangible assets of Black Spade would be less than $5,000,001, Black Spade’s Articles (in the form as currently effective) would prevent Black Spade from being able to consummate the Business Combination even if all the other conditions to Closing are met. See the section titled “Proposal No. 3 — The Articles Amendment Proposal” for additional information.

Q:	Is my vote important?

A:

Yes. The Business Combination cannot be completed unless the Business Combination Proposal and the Merger Proposal receive the requisite vote for approval. While the Closing is not conditioned on the approval of the Articles Amendment Proposal, if the Articles Amendment Proposal is not approved and there are significant requests for redemption such that after giving effect to those requests of redemption the net tangible assets of Black Spade would be less than $5,000,001, Black Spade’s Articles (in the form as currently effective) would prevent Black Spade from being able to consummate the Business Combination even if all the other conditions to Closing are met. Only Black Spade Shareholders as of the close of business on             , 2023, the Record Date for the Meeting, are entitled to vote at the Meeting. After careful consideration, Black Spade’s Board of Directors unanimously recommends that the Black Spade Shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Merger Proposal, “FOR” the approval of the Articles Amendment Proposal and “FOR” the approval of the Adjournment Proposal. For details on the required votes to approve each proposal, see the section headed “What vote is required to approve the proposals presented at the Meeting?”

Q:	Are the proposals conditioned on one another?

A:

The Closing is conditioned on approval of the Business Combination Proposal and the Merger Proposal. The Business Combination Proposal and the Merger Proposal are conditioned on the approval of each other. The Articles Amendment Proposal is conditioned on approval of each of the Business Combination Proposal and the Merger Proposal. Unless each of the Business Combination Proposal and the Merger Proposal are approved at the Meeting, the Articles Amendment Proposal will not be presented to shareholders for a vote. While the Closing is not conditioned on the approval of the Articles Amendment Proposal, if the Articles Amendment Proposal is not approved and there are significant requests for redemption such that after giving effect to those requests for redemption the net tangible assets of Black Spade would be less than $5,000,001, Black Spade’s Articles (in the form as currently effective) would prevent Black Spade from being able to consummate the Business Combination even if all other conditions to Closing are met. See the section titled “Proposal No. 3 — The Articles Amendment Proposal” for additional information. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that in the event that the Business Combination Proposal and the Merger Proposal do not receive the requisite vote for approval, then Black Spade will not consummate the Business Combination. If Black Spade does not consummate the Business Combination and fails to complete an initial business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), Black Spade will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its Public Shareholders.

Q:	What will happen in the Business Combination?

A:

Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Black Spade with Black Spade surviving the Merger as a wholly owned subsidiary of VinFast. As a result of the Business Combination, and upon the consummation of the Business Combination, the securityholders of Black Spade will become the securityholders of VinFast. The investments held in the Trust Account and the proceeds from the financing transactions in connection with the Business Combination will be used by VinFast for general corporate purposes, which may include (i) investments in research and development of products, services and technology sales, (ii) sales and marketing and expansion of sales channels, (iii) development of manufacturing facilities, and/or (iv) potential strategic investments and acquisitions.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

There are a number of closing conditions to the Business Combination, including, but not limited to: (i) receipt of the required approval by the Black Spade Shareholders; (ii) receipt of the required approval by VinFast Shareholders; (iii) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Business Combination; (iv) the approval for listing of VinFast ordinary shares and VinFast warrants to be issued in connection with the Business Combination on a Qualified Stock Exchange immediately following the Closing; (v) effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of any stop order issued by the SEC with respect thereto; and (vi) completion of the Recapitalization in accordance with the terms of the Business Combination Agreement. For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section titled “The Business Combination Agreement—Conditions to Closing of the Transactions.”

Q:	What equity stake will Black Spade Shareholders and VinFast Shareholders have in VinFast after the Business Combination?

A:

It is difficult to predict how many of the Public Shareholders will exercise their right to have their BSAQ Class A Ordinary Shares redeemed for cash. As a result, we have elected to provide three different redemption scenarios of Public Shares into cash, each of which produces different allocations of the ownership of VinFast ordinary shares.

The Maximum Redemptions scenario refers to a scenario where Public Shareholders exercise rights to redeem [16,412,299] BSAQ Class A Ordinary Shares, which represents the maximum level of redemptions that could occur without a failure to satisfy the condition to the obligations of VinFast and Merger Sub to consummate the Business Combination pursuant to the Business Combination Agreement, that Black Spade

(as the surviving company of the merger) has net tangible assets of at least $5,000,001 upon consummation of the Business Combination (the “BCA NTA Condition”). The 50% of the Maximum Redemptions scenario refers to a scenario where Public Shareholders exercise rights to redeem [8,450,000] BSAQ Class A Ordinary Shares, which represents 50% of the number of BSAQ Class A Ordinary Shares subject to possible redemption. The No Redemptions scenario refers to a scenario where Public Shareholders do not exercise rights to redeem BSAQ Class A Ordinary Shares, which represents the minimum level of redemptions that could occur. If the actual facts are different than the assumptions set forth above, the share amounts and percentage ownership numbers set forth above will be different. The actual results will likely be within the parameters described by the three redemption scenarios; however, there can be no assurance regarding which scenario will be closest to the actual results.

The following table illustrates varying estimated ownership levels in VinFast after giving effect to the Recapitalization and upon completion of the Business Combination, based on the varying levels of redemptions by the Public Shareholders:

	Assuming No Redemptions(1)		Assuming 50% of the Maximum Redemptions(1)		Assuming Maximum Redemptions(1)
	Number	%	Number	%	Number	%
Black Spade Public Shareholders
Public Shares (2)	16,900,000	0.7	8,450,000	0.4	487,701	0.0
	16,900,000	0.7	8,450,000	0.4	487,701	0.0
Sponsor and the other Initial Shareholders of Black Spade
Founder Shares (3)	4,225,000	0.2	4,225,000	0.2	4,225,000	0.2
	4,225,000	0.2	4,225,000	0.2	4,225,000	0.2
Backstop Financing
Backstop shares (4)	—	0.0	—	0.0	2,500,000	0.1
	—	0.0	—	0.0	2,500,000	0.1
Current VinFast Shareholders
Vingroup	1,185,010,424	51.1	1,185,010,424	51.2	1,185,010,424	51.4
VIG	769,989,498	33.2	769,989,498	33.3	769,989,498	33.4
Asian Star	345,000,076	14.9	345,000,076	14.9	345,000,076	15.0

	2,299,999,998	99.1	2,299,999,998	99.5	2,299,999,998	99.7
Total	2,321,124,998	100.0	2,312,674,998	100.0	2,307,212,699	100.0

Notes:

(1)

The share amounts and ownership percentages set forth above are not indicative of voting percentages. Excludes the potential dilutive effect of any VinFast warrants outstanding, earnout shares issued after the Closing or equity awards that may be granted under the VinFast Award Plan. If the actual facts are different than the assumptions set forth above, the share amounts and percentage ownership numbers set forth above will be different. In the case of maximum redemptions, Black Spade shall not redeem Public Shares in an amount that would cause Black Spade’s net tangible assets to be less than US$5,000,001 following such redemptions unless the Articles Amendment Proposal is approved and the BCA NTA Condition is waived by VinFast and Merger Sub.

(2)	Represents the issuance of VinFast ordinary shares to Black Spade Public Shareholders, in case of no redemptions, 50% of the maximum redemptions, and maximum redemptions.
(3)	Represents the issuance of VinFast ordinary shares to the Sponsor and the other Initial Shareholders of Black Spade, in case of no redemptions, 50% of the maximum redemptions, and maximum redemptions.
(4)	Represents the issuance of VinFast ordinary shares to the Sponsor and/or any designated person procured by the Sponsor and reasonably acceptable to VinFast (collectively, the “Backstop

Shareholders”) who subscribe for and acquire VinFast ordinary shares at a purchase price of $10 per share aggregating up to (i) $30,000,000 minus (ii) the funds contained in the Trust Account (after giving effect to the Black Spade Shareholders’ redemption).

The sensitivity table below sets forth the potential additional dilutive impact of each additional source of dilution to the Public Shareholders’ ownership of VinFast, namely the potential issuances of the VinFast earnout shares in accordance with the terms of the Business Combination Agreement, the ordinary shares underlying the Public Warrants, the ordinary shares underlying the Private Placement Warrants and the ordinary shares to be issued in the Gotion Investment (as defined herein) (each, an “Additional Dilution Source,” and collectively, the “Additional Dilution Sources”) based on the varying levels of redemptions by the Public Shareholders and the following additional assumptions:

	Assuming No Redemptions(1)		Assuming 50% of the Maximum Redemptions(1)		Assuming Maximum Redemptions(1)
	Number	%	Number	%	Number	%
VinFast Earnout Shares (2)	5,000,000	0.2	5,000,000	0.2	5,000,000	0.2
VinFast Shares Underlying Public Warrants (3)	8,449,991	0.4	8,449,991	0.4	8,449,991	0.4
VinFast Shares Underlying Private Placement Warrants (4)	6,380,000	0.3	6,380,000	0.3	6,380,000	0.3
VinFast Award Plan grants (5)	1,200,000	0.1	1,200,000	0.1	1,200,000	0.1
Gotion Investment (6)	15,000,000	0.6	15,000,000	0.6	15,000,000	0.6
Total Additional Dilution Sources (7)	36,029,991	1.5	36,029,991	1.5	36,029,991	1.5
Total Shares Outstanding Excluding Additional Dilution Sources	2,321,124,998	—	2,312,674,998	—	2,307,212,699	—
Total Shares Outstanding Including Additional Dilution Sources	2,357,154,989	—	2,348,704,989	—	2,343,242,690	—

Notes:

(1)

The calculation of the percentage of shares with respect to each Additional Dilution Source includes the full amount of shares issuable with respect to such Additional Dilution Source (but not the other Additional Dilution Sources) in both the numerator and denominator. For example, in the No Redemptions Scenario, the percentage of potential dilution to the Public Shareholders that would result from the issuance of the VinFast earnout shares is calculated as follows: (a) 5,000,000 VinFast earnout shares; divided by (b) the sum of (i) 2,321,124,998 VinFast shares outstanding upon completion of the Business Combination under the No Redemptions Scenario before taking into account any Additional Dilution Source, and (ii) 5,000,000 earnout shares issuable by VinFast.

(2)

This row assumes that VinFast’s reported consolidated revenue for fiscal year 2023 as set forth in its annual audited consolidated financial statements is at least $1,875,000,000, and in accordance with the Business Combination Agreement, VinFast elects to issue the maximum of $50.0 million of earnout shares to the directors, executives, managers and employees of VinFast and its subsidiaries at an assumed issue price of $10 per VinFast ordinary share;

(3)

Pursuant to the Business Combination Agreement and the Warrant Assumption Agreement, each of the issued and outstanding Public Warrants, representing 8,449,991 warrants, will be exchanged for one VinFast warrant, each of which is exercisable for one VinFast ordinary share. This row assumes that all 8,449,991 VinFast warrants will be exercised for VinFast shares.

(4)

Pursuant to the Business Combination Agreement and the Warrant Assumption Agreement, each of the Private Placement Warrants held by the Sponsor, representing 6,380,000 warrants, will be exchanged for one VinFast warrant, each of which is exercisable for one VinFast ordinary share. This row assumes that all 6,380,000 VinFast warrants will be exercised for VinFast shares.

(5)

Following the adoption of the VinFast Award Plan and no earlier than two months after the consummation of the Business Combination, VinFast intends to grant to certain of its directors, officers and employees, including certain members of our senior management team, subject to the relevant corporate approvals, restricted stock units with total grant value of $11.6 million, which would result in the grant of 1.2 million restricted stock units, based on the value of each VinFast ordinary share immediately after the recapitalization, being $10.00 per ordinary share. The actual number of restricted stock units to be granted will be determined based on the market price of VinFast’s ordinary shares on the grant date or a reference price determined by management. These restricted stock units would vest over four years on each anniversary of the date of their grant, subject to continued employment with the company.

(6)	For more information, see “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
(7)

This row assumes the issuance of all VinFast shares in connection with each of the Additional Dilution Sources, as described in notes 2 through 4 above. Due to the calculation formula illustrated in note 1 above, the percentage of the total Additional Dilution Sources is not equal to the sum of the percentage of each Additional Dilution Source.

Q:	Who will be the officers and directors of VinFast if the Business Combination is consummated?

A:

Following the consummation of the Business Combination, the directors of VinFast will be Pham Nhat Vuong, Le Thi Thu Thuy, Ngan Wan Sing Winston, Ling Chung Yee, Roy, Pham Nguyen Anh Thu and Nguyen Thi Van Trinh. Le Thi Thu Thuy is expected to serve as Global CEO of VinFast, and David Thomas Mansfield is expected to serve as CFO of VinFast. See the section titled “Management of VinFast Following the Business Combination.”

Q:	What happens if I sell my BSAQ Ordinary Shares before the Meeting?

A:

The Record Date for the Meeting will be earlier than the date that the Business Combination is expected to be completed. If you transfer your BSAQ Ordinary Shares after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. However, you will not be entitled to receive any VinFast ordinary shares following the Closing because only Black Spade Shareholders on the date of the Closing will be entitled to receive VinFast ordinary shares in connection with the Closing.

Q:	Did Black Spade’s Board of Directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

As is customary for a transaction of this nature that is on arm’s-length commercial terms, Black Spade’s Board of Directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination with VinFast. Black Spade’s officers and Black Spade’s Board of Directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Black Spade’s financial advisors, including JonesTrading Institutional Services LLC, (“JonesTrading”), enabled them to make the necessary analyses and determinations regarding the Business Combination with VinFast. In connection with its role as financial advisor, Black Spade has agreed to pay JonesTrading a fee of $1.5 million for advisory services. In addition, Black Spade’s officers and Black Spade’s Board of Directors and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of Black Spade’s officers and Black Spade’s Board of Directors in valuing VinFast’s business, and assuming the risk that Black Spade’s officers and Black Spade’s Board of Directors may not have properly valued such business.

Q:	Will Black Spade or VinFast issue additional equity securities in connection with the consummation of the Business Combination?

A:

VinFast or Black Spade may enter into equity financing in connection with the Business Combination with their respective affiliates or any third parties if the parties determine that the issuance of additional equity is necessary or desirable in connection with the consummation of the Business Combination. The purpose of these financing activities would be to increase the amount of cash available to Black Spade for use in the Business Combination. Any equity issuances could result in dilution of the relative ownership interest of the securityholders of Black Spade.

Q:	How many votes do I have at the Meeting?

A:

Black Spade Shareholders are entitled to one vote on each of the proposals at the Meeting for each BSAQ Ordinary Share held of record as of the Record Date. As of the close of business on July 10, 2023, there were 21,125,000 BSAQ Ordinary Shares outstanding, of which 16,900,000 were BSAQ Class A Ordinary Shares and 4,225,000 were BSAQ Class B Ordinary Shares.

Q:	What vote is required to approve the proposals presented at the Meeting?

A:

The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law and pursuant to Black Spade’s Articles, being the affirmative vote of shareholders holding a majority of the BSAQ Ordinary Shares which, being so entitled, are voted on such resolutions in person or by proxy at the Meeting at which a quorum is present. The approval of each of the Merger Proposal and the Articles Amendment Proposal requires a special resolution under Cayman Islands law and pursuant to Black Spade’s Articles, being the affirmative vote of shareholders holding at least two thirds of the BSAQ Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Assuming a quorum is established, a shareholder’s failure to vote by proxy or to vote in person at the Meeting will have no effect on the foregoing proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the proposals. Holders of BSAQ Class B Ordinary Shares have agreed to vote their shares in favor of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal. As of the date of this proxy statement/prospectus, Black Spade’s Sponsor, directors, officers, advisory committee members and certain employees of Sponsor’s affiliates (the “Initial Shareholders”) beneficially owned an aggregate of 4,225,000 BSAQ Class B Ordinary Shares.

Q:	Do the VinFast Shareholders need to approve the Business Combination?

A:

The Business Combination needs to be approved by the VinFast Shareholders. Concurrently with the execution of the Business Combination Agreement, VinFast, Black Spade and all shareholders of VinFast entered into a shareholders support and lock-up agreement and deed (the “VinFast Shareholders Support Agreement”), pursuant to which each VinFast Shareholder agreed to, among other things, (i) attend any VinFast Shareholder meeting to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the VinFast securities held by such VinFast Voting Shareholder in favor of approving the transactions contemplated by the Business Combination Agreement.

Q:	What constitutes a quorum at the Meeting?

A:

A quorum is the minimum number of BSAQ Ordinary Shares that must be present to hold a valid meeting. Holders of a majority of BSAQ Ordinary Shares issued and outstanding and entitled to vote at the Meeting constitute a quorum. As of             , 2023, the Record Date, BSAQ Ordinary Shares would be required to achieve a quorum.

Q:	How do the insiders of Black Spade intend to vote on the proposals?

A:

Black Spade’s Initial Shareholders beneficially own and are entitled to vote an aggregate of approximately 20% of the currently outstanding BSAQ Ordinary Shares. These parties have agreed to vote their shares in favor of the Business Combination Proposal. Black Spade’s Initial Shareholders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting.

Q:	What interests do Black Spade’s current officers and directors have in the Business Combination?

A:

In considering the recommendation of Black Spade’s Board of Directors to vote in favor of approval of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal, shareholders should keep in mind that the Sponsor and Black Spade’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Black Spade Shareholders generally. In particular:

•

If the Business Combination or another business combination is not consummated by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), Black Spade will (i) cease all operations, except for the purpose of winding up, (ii) redeem 100% of the outstanding Public Shares for cash and, (iii) subject to the approval of its remaining shareholders and Black Spade’s Board of Directors, dissolve and liquidate. On the other hand, if the Business Combination is consummated, each outstanding Eligible BSAQ Share will be converted into one VinFast ordinary share, subject to adjustment described herein.

•

If Black Spade is unable to complete a business combination within the required time period, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Black Spade for services rendered or contracted for or for products sold to Black Spade, but only if such a vendor or target business has not executed a waiver. If Black Spade consummates a business combination, on the other hand, Black Spade will be liable for all such claims.

•

Prior to the consummation of the Initial Public Offering, on March 4, 2021, the Sponsor purchased 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. Subsequently, (i) on June 28, 2021, the Sponsor surrendered and forfeited 1,437,500 Founder Shares for no consideration, (ii) on July 13, 2021, the Sponsor transferred an aggregate of 950,000 Founder Shares to the other Initial Shareholders including the directors, officers, advisory committee members of Black Spade and certain employees of certain affiliates of the Sponsor, and (iii) in connection with the partial exercise of underwriters’ over-allotment option in the Initial Public Offering, the Initial Shareholders collectively surrendered and forfeited 87,500 Founder Shares. In aggregate, the Sponsor currently holds 3,294,274 Founder Shares, and the Initial Shareholders collectively hold 4,225,000 Founder Shares. Such Founder Shares held by the Initial Shareholders would become worthless if Black Spade does not complete a business combination within the applicable time period, as the Initial Shareholders waived any right to redemption with respect to these shares. Such Founder Shares have an aggregate market value of approximately $43,306,250 based on the closing price of the BSAQ Class A Ordinary Shares of $10.25 on the NYSE American on July 10, 2023. Such Founder Shares will be cancelled and in exchange thereof entitle their holders to receive in aggregate 4,225,000 VinFast ordinary shares (including 3,294,274 VinFast ordinary shares for the Sponsor) in connection with the Business Combination and have an aggregate value of $42,250,000 (including an aggregate value of $32,942,740 for VinFast ordinary shares to be held by the Sponsor), based upon the per share value implied in the Business Combination of $10.00 per VinFast ordinary share. Under the Sponsor Support Agreement, the Sponsor, in its capacity as the holder of at least majority of the BSAQ Class B Ordinary Shares, has agreed to waive any anti-dilution adjustment to the conversion ratio set forth in the BSAQ Governing Document with respect to BSAQ Class B Ordinary Shares that may result from the issuance of VinFast ordinary shares in connection with the Business Combination or any private placement or placements in relation to the Business Combination.

•

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,380,000 Private Placement Warrants in a private placement of Black Spade, generating gross proceeds to Black Spade of $6,380,000. The Private Placement Warrants would become worthless if Black Spade does not complete a business combination within the required time period. Such warrants have an aggregate market value of approximately $1,182,852, based on the closing price of the Public Warrants of $0.19, on the NYSE American on July 10, 2023.

•

In connection with the Sponsor Backstop Commitment, the Sponsor has agreed that it will subscribe for and acquire, and/or procure that its designated person (reasonably acceptable to VinFast) will subscribe for and acquire, VinFast ordinary shares at a purchase price of $10 per share in an amount up to (i) $30,000,000 minus (ii) the funds contained in Trust Account (after giving effect to the Black Spade Shareholders redemption).

•

Black Spade’s Initial Shareholders, including its Sponsor, officers and directors, and their respective affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Black Spade’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Black Spade fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Black Spade may not be able to reimburse these expenses if the Business Combination with VinFast or another business combination is not completed by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles). As of June 30, 2023, there are $100 of unpaid reimbursable expenses.

•

The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

•

Given the difference between the purchase price that the Sponsor paid for the Founder Shares and the price of the Public Shares and considering that the Sponsor would receive a substantial amount of VinFast ordinary shares in connection with the Proposed Transactions, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-Business Combination company.

•

The current directors and officers of Black Spade will continue to be indemnified by Black Spade and will continue to be covered by the directors’ and officers’ liability insurance after the Business Combination.

•

Since its inception, the Sponsor has made loans from time to time to Black Spade to fund certain capital requirements. On October 25, 2022, Black Spade issued the First Working Capital Note to its Sponsor. On February 3, 2023, Black Spade issued the Second Working Capital Note to its Sponsor. The Working Capital Notes do not bear interest and shall be payable in full upon the consummation of an initial business combination. Pursuant to the Sponsor Support Agreement, subject to and concurrently with the Closing, (i) the aggregate face value of the Working Capital Notes will be converted to and deemed to be an interest-free loan from the Sponsor to VinFast, payable on the date that is no later than the 18th month anniversary of the Closing Date, and (ii) any other working capital loans from (or working capital payables to) the Sponsor or Sponsor parties to Black Spade, to the extent used by Black Spade (or on its behalf) for payment of Black Spade’s transaction costs required to be borne and paid by VinFast pursuant to the Business Combination Agreement will be paid by VinFast, and the balance of such working capital loans (or working capital payables) will be forgiven by the Sponsor or Sponsor parties, as applicable. As of June 30, 2023, there was $600,000 in borrowings outstanding under the First Working Capital Note and $550,000 in borrowings under the Second Working Capital Note. In addition, the Sponsor is entitled to the monthly payment of up to $10,000 for administrative support services until the completion of a business combination or liquidation of Black Spade. As of June 30, 2023, there is $235,000 outstanding administrative service fee payable due to the Sponsor.

•

Black Spade’s Articles contain a waiver of the corporate opportunity doctrine. With such waiver, there could be business combination targets that may be suitable or worth consideration for a combination with Black Spade but not offered due to a Black Spade director’s duties to another entity. Black Spade does not believe that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in Black Spade’s Articles impacted its search for an acquisition target, and Black Spade was not prevented from reviewing any opportunities as a result of such waiver.

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The current directors and officers of Black Spade will continue to be indemnified by Black Spade and will continue to be covered by the directors’ and officers’ liability insurance after the Business Combination.

•

The Sponsor and Black Spade’s directors and officers have each entered into a letter agreement pursuant to which they have agreed, among other things, (i) to vote all of the BSAQ Ordinary Shares, including Public Shares and Founder Shares, held by them in favor of the Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with (a) a shareholder vote to approve an amendment to Black Spade’s Articles and (b) the completion of the Business Combination, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Black Spade fails to complete an initial business combination, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold. Other than inducing the underwriters to proceed with the IPO of Black Spade, no other consideration was received for such waivers. As of the date of this proxy statement/prospectus, the Sponsor and Black Spade’s directors and officers, advisory committee members and certain employees of Sponsor’s affiliates own approximately 20% of the issued and outstanding BSAQ Ordinary Shares.

The existence of financial and personal interests of Black Spade’s directors and officers may result in a conflict of interest on part of one or more of them between what they may believe is best for Black Spade and what they may believe is best for themselves in determining whether or not to make their recommendation to vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. Under Cayman Islands law, directors and officers owe certain fiduciary duties, including, among others, a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole and a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose. Directors also owe a duty of care, which is not fiduciary in nature. Accordingly, directors and officers have a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interest, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. Black Spade’s directors and officers considered their fiduciary duty and the conflicts of interests, among other matters, in evaluating the Business Combination and in recommending to stockholders that they approve the Business Combination.

Q:	What are the U.S. federal income tax consequences of the merger to U.S. Holders of BSAQ Class A Ordinary Shares and warrants?

A:

As discussed in more detail below under the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Tax Treatment of the Merger,” BSAQ and VinFast intend to treat the merger as a taxable exchange of BSAQ Class A Ordinary Shares and warrants (collectively, the “BSAQ Securities”) for VinFast ordinary shares and VinFast warrants (collectively, the “VinFast Securities”), unless BSAQ receives an opinion of counsel of recognized standing to the effect that it is more likely than not that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization,” and such opinion, a “Reorganization Tax Opinion”). As discussed in more detail below, there are significant factual and legal uncertainties as to whether the merger might qualify as a Reorganization, and there can be no assurance that it will so qualify.

If the merger is a taxable exchange for U.S. federal income tax purposes, U.S. Holders (as defined in the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” below) will be required to recognize gain or loss for U.S. federal income tax purposes on the exchange of the BSAQ Securities for the VinFast Securities pursuant to the merger. A U.S. Holder’s gain or loss will be equal to the difference between (i) the fair market value of the VinFast Securities received in the merger and (ii) the U.S. Holder’s adjusted tax basis in the BSAQ Securities surrendered in the merger.

If the merger were to qualify as a Reorganization, U.S. Holders that do not exercise their redemption rights generally would not recognize gain or loss for U.S. federal income tax purposes on the exchange of the BSAQ Securities for the VinFast Securities pursuant to the merger. However, even if the merger does qualify as a Reorganization, U.S. Holders may be required to recognize gain (but not loss) by reason of the application of the PFIC rules, as described in more detail below under the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Tax Treatment of the Merger—Consequences if the Merger is Treated as a Reorganization” or the application of Section 367 of the Code and the Treasury Regulations promulgated thereunder, as described in more detail below under “Risk Factors—Risks Related to Redemptions—U.S. Holders of BSAQ Class A Ordinary Shares and warrants may be required to recognize gain for U.S. federal income tax purposes regardless of whether the merger qualifies as a Reorganization for U.S. federal income tax purposes.”

All holders of BSAQ Securities are urged to consult with their own tax advisors regarding the potential tax consequences to them of the merger.

Q:	Do I have redemption rights?

A:

Pursuant to Black Spade’s Articles, holders of the Public Shares may elect to have their Public Shares redeemed for cash at the applicable redemption price per share calculated in accordance with Black Spade’s Articles. For illustrative purposes, based on funds in the Trust Account of approximately $175.3 million as of July 10, 2023, the estimated redemption price per share would have been approximately $10.37. If a holder exercises its redemption rights, then such holder will be redeeming its Public Shares for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its share certificates (if any) and a redemption notice (either physically or electronically) to Black Spade’s transfer agent two days prior to the Meeting. See the section titled “Extraordinary General Meeting of Black Spade Shareholders—Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

Q:	Are there any limitations on redemption rights?

A:

Yes. Black Spade’s Articles provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the Initial Public Offering (“IPO”), which Black Spade refers to as the “Excess Shares,” without its prior consent. Black Spade believes this restriction will discourage shareholders of Black Spade from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against the Business Combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in the Initial Public Offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting Black Spade Shareholders’ ability to redeem no more than 15% of the shares sold in the IPO without Black Spade’s consent, Black Spade believe it will limit the ability of a small group of shareholders to unreasonably attempt to block its ability to complete its initial business combination, particularly in connection with the Business Combination, which require as a closing condition that Black Spade has a minimum net worth or a certain amount of cash. However, Black Spade would not be restricting Black Spade Shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination.

In addition, Black Spade’s Articles provide that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). However, Black Spade Shareholders are also being asked to approve, by special resolution, the Articles Amendment Proposal under Cayman Islands law to delete the limitation that Black Spade shall not consummate a business combination unless Black Spade has net tangible assets of at least US$5,000,001 immediately prior to or upon such consummation of such business combination. See the section titled “Proposal No. 3 — The Articles Amendment Proposal” for additional information.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether or not you are a holder of BSAQ Class A Ordinary Shares on the Record Date (so long as you are a holder at the time of exercise), or whether you vote your BSAQ Class A Ordinary Shares for or against on any proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of the NYSE American.

Q:	How do I exercise my redemption rights?

A:

If you are a holder of the Public Shares and wish to exercise your redemption rights, you must demand that Black Spade redeem your shares for cash no later than 5:00 p.m. Eastern time on             , 2023, being two business days prior to the Meeting, by (A) submitting your request in writing to              Continental, Black Spade’s transfer agent, at the address listed at the end of this section, in which you (i) request that Black Spade redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (B) delivering your share certificates (if any) together with the redemption forms to Black Spade’s transfer agent physically or electronically using DTC’s DWAC (Deposit Withdrawal at Custodian) system. If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or share certificates (if any) together with the redemption notices delivered electronically. If you do not submit a written request and deliver your share certificates as described above, your shares will not be redeemed. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering the share certificate (if any) together with the redemption forms through the DWAC system. The transfer agent will typically charge the tendering broker $100.0 and it would be up to the broker whether or not to pass this cost on to the holder of the shares being redeemed.

Any holder of the Public Shares (whether or not they are a holder on the Record Date) will be entitled to demand that his shares be redeemed for a full pro rata portion of the amount then in the Trust Account. Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination. There are no owed but unpaid income taxes on the funds in the Trust Account as of the date of this proxy statement/prospectus. However, under Cayman Islands law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the Public Shareholders exercising redemption rights, regardless of whether such holders vote for or against any proposal described by this proxy statement/prospectus. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of the Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Meeting. If you deliver your share certificates (if any) together with the redemption forms for redemption to Black Spade’s transfer agent and later decide prior to the Meeting not to elect redemption, you may request that Black Spade’s transfer agent return the shares (physically or electronically). You may make such request by contacting Black Spade’s transfer agent at the address listed at the end of this section.

Any corrected or changed proxy card or written demand of redemption rights must be received by Black Spade before the applicable deadline specified in this proxy statement/prospectus. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Black Spade’s transfer agent in the manner described above no later than two business days prior to the vote at the Meeting.

Black Spade’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company

1 State Street—30th Floor

New York, New York 10004

Attn: SPAC Redemption Team

Email: proxy@continentalstock.com

If a holder of the Public Shares properly makes a demand for redemption as described above, then, if the Business Combination is consummated, Black Spade will convert these shares into a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your BSAQ Class A Ordinary Shares for cash and will not be entitled to VinFast ordinary shares with respect to your BSAQ Class A Ordinary Shares upon consummation of the Business Combination. If the Business Combination is not approved or completed for any reason, then holders of the Public Shares who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the cash in the Trust Account. In such case, Black Spade will promptly return any share certificates (if any) together with the redemption forms delivered by Public Shareholders and such holders may only share in the assets of the Trust Account upon the liquidation of Black Spade.

This may result in holders receiving less than they would have received if the Business Combination was completed and they exercised redemption rights in connection therewith due to potential claims of creditors.

If you are a holder of the Public Shares and you exercise your redemption rights, it will not result in the loss of any Public Warrants that you may hold. Your Public Warrants will be exchanged for VinFast warrants upon consummation of the Business Combination, with each warrant exercisable for one VinFast ordinary share at a purchase price of $11.50. Assuming the maximum redemptions scenario and based on a closing market price of $0.19 per Public Warrant on July 10, 2023, the aggregate value of the Public Warrants that may be retained by redeeming shareholders, after redeeming their shares, would be approximately $1.57 million.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

A U.S. Holder (as defined in the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” below) of BSAQ Class A Ordinary Shares that exercises its redemption rights may be treated as selling BSAQ Class A Ordinary Shares, resulting in the recognition of gain or loss. However, there are certain circumstances in which the redemption may instead be treated as a distribution for U.S. federal income tax purposes depending on the amount of ordinary shares that a U.S. Holder owns or is deemed to own (including through the ownership of warrants) at the relevant time. As discussed in more detail below, Black Spade believes that it will be a passive foreign investment company (“PFIC”) with respect to its current taxable year. In that case, the U.S. federal income tax treatment of any income or gain recognized by a U.S. Holder that exercises its redemption rights will depend on the application of the PFIC rules discussed below and whether the U.S. Holder has made a PFIC Election (as defined below) with respect to its BSAQ Class A Ordinary Shares. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a U.S. Holder, see the sections titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Redemption of BSAQ Class A Ordinary Shares” and “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Q:	If I am a Public Warrant holder, can I exercise redemption rights with respect to my Warrants?

A:

No. The holders of Public Warrants have no redemption rights with respect to such securities. Each Public Warrant will be exchanged for one VinFast warrant upon consummation of the Business Combination, which will be exercisable for one VinFast ordinary share at a purchase price of $11.50.

Q:	If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:	No. Holders of outstanding Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental, Black Spade’s transfer agent, with written instructions to separate such Units into the Public Shares and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. See the section titled “How do I exercise my redemption rights?” above. The address of Continental is listed under the section titled “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your Units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant Units and a deposit of an equal number of the Public Shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?

A:

The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Public Shareholders are still entitled to exercise the rights of redemption in respect to their Public Shares as set out herein, and Black Spade’s Board of Directors has determined that the redemption proceeds payable to Public Shareholders who exercise such redemption rights represent the fair value of those shares. See the section titled “Proposal No. 2—The Merger Proposal—Appraisal Rights Under the Cayman Companies Act” for additional information. Holders of Public Warrants or Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Companies Act.

Q:	Can I exercise redemption rights and dissenter rights under the Cayman Companies Act?

A:

No. Any holder of Public Shares who elects to exercise appraisal rights under Section 238 of the Cayman Companies Act will lose their right to have their Public Shares redeemed in accordance with Black Spade’s Articles. The certainty provided by the redemption process may be preferable for holders of Public Shares wishing to exchange their Public Shares for cash. This is because such appraisal rights are likely to be lost and extinguished, including where Black Spade and the other parties to the Business Combination Agreement determine to delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Companies Act, in which case any holder of Public Shares who had sought to exercise appraisal rights would only be entitled to receive the merger consideration comprising one VinFast ordinary share for each of their Public Shares (subject to adjustment as set out herein). See the section titled “Proposal No. 2—The Merger Proposal—Appraisal Rights Under the Cayman Companies Act” for additional information.

Q:	What will happen to my BSAQ Ordinary Shares as a result of the Business Combination?

A:	If the Business Combination is completed, each Eligible BSAQ Share will become one VinFast ordinary share, subject to adjustment as set out herein.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:

Of the net proceeds of the Initial Public Offering (including underwriters’ exercise of over-allotment option) and simultaneous sale of Private Placement Warrants, a total of $169,000,000 was placed in the Trust Account immediately following the Initial Public Offering and the exercise of the over-allotment option. After consummation of the Business Combination, the funds in the Trust Account will be used by Black Spade to pay holders of the Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination with VinFast and to repay any loans owed by Black Spade to Sponsor. Any remaining funds will be paid to VinFast (or as otherwise designated in writing by VinFast to Black Spade prior to the Closing) and used for working capital and general corporate purposes of VinFast.

Q:	What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

The Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights, although they are not required to vote in any way to exercise such redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemptions by the Public Shareholders. To the extent that there are fewer Public Shares and Public Shareholders, the trading market for the VinFast ordinary shares may be less liquid than the market was for the BSAQ Class A Ordinary Shares prior to the Business Combination, and VinFast may not be able to meet the listing standards of a Qualified Stock Exchange. In addition, to the extent of any redemptions, fewer funds from the Trust Account would be available to VinFast to be used in its business following the consummation of the Business Combination.

Q:	What happens if the Business Combination is not consummated?

A:

If Black Spade does not complete the Business Combination with VinFast or another business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), Black Spade shall cease all operations except for the purpose of winding up, must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (excluding interest earned and dissolution expenses) in accordance with Black Spade’s Articles and, as promptly as reasonably possible following such redemption, subject to the approval of Black Spade’s remaining shareholders and Black Spade’s Board of Directors, liquidate and dissolve. The Sponsor and Black Spade’s officers and directors have waived their redemption rights with respect to their Founder Shares in the event a business combination is not effected in the required time period, and, accordingly, their Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to Black Spade’s outstanding warrants. Accordingly, the warrants will expire worthless.

Q:	When do you expect the Business Combination to be completed?

A:

It is currently anticipated that the Business Combination will be consummated promptly following the Meeting, which is set for             , 2023; however, such Meeting could be adjourned, as described above. For a description of the conditions for the completion of the Business Combination, see the section titled “Proposal One—The Business Combination Proposal—General—Merger Consideration.”

Q:	What do I need to do now?

A:

Black Spade urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder and/or Public Warrant holder of Black Spade. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Black Spade has engaged a professional proxy solicitation firm, Morrow Sodali LLC (“Morrow Sodali”), to assist in soliciting proxies for the Meeting. Black Spade has agreed to pay Morrow Sodali a fee of $15,000.0, plus disbursements. Black Spade will reimburse Morrow Sodali for reasonable out-of-pocket expenses and will indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. Black Spade will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of BSAQ Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of BSAQ Ordinary Shares, and in obtaining voting instructions from those owners. Black Spade’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	How do I vote?

A:

If you are a holder of record of BSAQ Ordinary Shares at the close of business on the Record Date, you may vote by (a) attending the Meeting in person (virtually) or (b) by submitting a proxy for the Meeting. If you choose to attend the Meeting virtually, you will need to visit https://            , and enter the control number found on your proxy card. You may vote during the Meeting by following instructions available on the meeting website during the meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or authorize the individuals named on your proxy card to vote your shares by using the Internet as described in the instructions included with your proxy card. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Meeting. As a result, your Public Shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. If you are a shareholder of record of BSAQ Ordinary Shares as of the close of business on the Record Date, you can change or revoke your proxy before it is voted at the Meeting in one of the following ways:

•

submit a new proxy card bearing a later date so that it is received no later than 48 hours prior to the vote at the Meeting (or in case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting);

•

give written notice of your revocation to Black Spade, which notice must be received by Black Spade no later than 48 hours prior to the vote at the Meeting (or in case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting); or

•	vote electronically at the Meeting by visiting and entering the control number found on your proxy card. Please note that your attendance at the Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	What happens if I fail to take any action with respect to the Meeting?

A:

If you fail to take any action with respect to the Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder and/or warrant holder of VinFast. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will continue to be a shareholder and/or warrant holder of Black Spade.

Q:	What should I do with my shares and/or warrant certificates?

A:

Public Warrant holders should not submit their warrant certificates (if any) now and those shareholders who do not elect to have their Public Shares redeemed for their pro rata share of the Trust Account should not submit their share certificates (if any) now. After the consummation of the Business Combination, Black Spade’s transfer agent will send instructions to Black Spade Shareholders and warrant holders regarding the exchange of their BSAQ Ordinary Shares and Black Spade Warrants for VinFast ordinary shares and VinFast warrants, respectively. Black Spade Shareholders who exercise their redemption rights must deliver their share certificates (if any) and redemption notice to Black Spade’s transfer agent (either physically or electronically) at least two business days prior to the vote at the Meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your BSAQ Ordinary Shares.

Q:	Who can help answer my questions?

A:	To obtain additional copies of this proxy statement/prospectus, at no cost, and ask any questions you may have about the proposals described therein, please contact:

Investor Relations

Black Spade Acquisition Co

Suite 2902, 29/F, The Centrium

60 Wyndham Street, Central

Hong Kong

Email: ir@blackspadeacquisition.com

You may also obtain these documents at no cost by requesting them in writing or by telephone from Black Spade’s proxy solicitation agent and ask any questions about how to vote or direct a vote in respect of your shares of BSAQ Ordinary Shares at the following address, telephone number and email:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

E-mail: BSAQ.info@investor.morrowsodali.com

You may contact Black Spade’s transfer agent at the following address and emails for redemption and proxy matters respectively:

Continental Stock Transfer & Trust Company

1 State Street — 30th Floor

New York, New York 10004

Attn: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

Or

Continental Stock Transfer & Trust Company

1 State Street—30th Floor

New York, New York 10004

Email: proxy@continentalstock.com

You may also obtain additional information about Black Spade from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus, including the annexes, to fully understand the Business Combination Agreement, the Business Combination and the other matters being considered at the Meeting of Black Spade Shareholders. For additional information, see the section titled “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties to the Business Combination

VinFast Auto Ltd.

VinFast is an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, electric scooters (“e-scooters”) and electric buses (“e-buses”). VinFast’s initial EV product line is an all-new range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. VinFast focuses strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on its vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside its new vehicle roll-out. VinFast plans to deliver on this strategy by leveraging its manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. VinFast started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. VinFast has delivered approximately 105,000 vehicles (primarily ICE vehicles) and approximately 182,000 e-scooters through the end of June 2023. Innovation is at the heart of everything VinFast does. VinFast focuses on achieving operational efficiency and technological integration, and seeks to continuously improve its processes to deliver world-class products.

For more information regarding VinFast, see the section titled “VinFast’s Business.”

The mailing address of VinFast’s principal executive office is Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam and its telephone number is +(84) 2259396-9999.

Black Spade Acquisition Co

Black Spade is a blank check company whose business purpose is to effect a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. For more information regarding Black Spade, see the section titled “Information about the Companies—Black Spade Acquisition Co.”

The mailing address of Black Spade’s principal executive office is Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong, and its telephone number is +(852) 3955-1316.

Nuevo Tech Limited

Merger Sub is a newly formed Cayman Islands exempted company and a wholly owned subsidiary of VinFast. Merger Sub was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions. The address and telephone number for Merger Sub’s principal executive offices are the same as those for VinFast.

The Business Combination Agreement

The terms and conditions of the merger of Merger Sub with and into Black Spade, with Black Spade surviving the merger as a wholly owned subsidiary of VinFast (the “Business Combination”) are contained in the

Business Combination Agreement. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1 (Original Business Combination Agreement) and Annex A-2 (First Amendment to Business Combination Agreement) and Black Spade encourages Black Spade Shareholders to read it in its entirety, as it is the legal document that governs the Business Combination.

On May 12, 2023, Black Spade, VinFast and Merger Sub entered into the original Business Combination Agreement. On June 14, 2023, Black Spade, VinFast and Merger Sub entered into the First Amendment to Business Combination Agreement to expand the definition of “Qualified Stock Exchange” to include NYSE American LLC in addition to the Nasdaq and NYSE originally covered under that definition.

If the Business Combination Agreement is approved and adopted and the Business Combination is consummated, Merger Sub will merge with and into Black Spade, with Black Spade surviving the amalgamation. As a result of the Business Combination, and upon consummation of the Transactions, Black Spade will become a wholly owned subsidiary of VinFast, with the securityholders of Black Spade becoming securityholders of VinFast.

The following diagrams illustrate in simplified terms the current structure of Black Spade and VinFast and the expected structure of VinFast upon the Closing.

Simplified Pre-Business Combination Structure

Simplified Post-Business Combination Structure*

Notes:

*	Assumes no redemptions scenario and no Black Spade Warrants are exercised at Closing.
(1)	Merger Sub will merge with and into Black Spade with Black Spade surviving as a wholly-owned subsidiary of VinFast.
(2)	The Sponsor and the other Black Spade Initial Shareholders will hold approximately 0.2% of the outstanding VinFast ordinary shares immediately following consummation of the Business Combination.
(3)	The Black Spade Public Shareholders will hold approximately 0.7% of the outstanding VinFast ordinary shares immediately following consummation of the Business Combination.
(4)	VinFast Shareholders will hold approximately 99.1% of the outstanding VinFast ordinary shares immediately following consummation of the Business Combination.

Merger Consideration

Pursuant to the Business Combination Agreement and the Warrant Assumption Agreement, with respect to BSAQ Shareholders:

•

immediately prior to the Effective Time, each issued and outstanding Unit will be automatically separated and the holder thereof will be deemed to hold one BSAQ Class A Ordinary Share and one-half of one Public Warrant (with any fractional Public Warrant that a holder may otherwise be entitled to receive upon such separation being rounded down to the nearest whole number without any cash payment in lieu of such fractional Public Warrant);

•

at the Effective Time, (i) each BSAQ Class B ordinary share of Black Spade that is issued and outstanding immediately prior to the Effective Time will be converted into one VinFast ordinary share; (ii) each BSAQ Class A Ordinary Share that is issued and outstanding immediately prior to the Effective Time (other than such BSAQ Class A Ordinary Shares that are treasury shares, validly redeemed shares, or BSAQ Dissenting Shares (as defined below)) will be converted into one VinFast ordinary share, and (iii) each issued and outstanding BSAQ Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the

Business Combination in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “BSAQ Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSAQ Dissenting Share determined in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands; and

•

at the Effective Time, each issued and outstanding Black Spade Warrant will be converted into a VinFast Warrant, which will be on the same terms and conditions as the applicable Black Spade Warrant (as amended by the Warrant Assumption Agreement).

Pursuant to the Business Combination Agreement, with respect to VinFast Shareholders and its directors and employees:

•

immediately prior to the Effective Time, (i) the Constitution will be adopted and become effective, and (ii) VinFast will effect a share consolidation or subdivision such that each ordinary share in the capital of VinFast, as of immediately prior to the Recapitalization (as defined below) (collectively, the “Pre-Recapitalization VinFast Shares”) immediately prior to the Effective Time, will be consolidated or divided into a number of shares equal to the Adjustment Factor (as defined below) (items (i) through (ii), the “Recapitalization”). The “Adjustment Factor” is a number resulting from dividing the Per Share VinFast Equity Value by $10.00. The “Per Share VinFast Equity Value” is obtained by dividing (i) the equity value of VinFast (being $23,000,000,000) by (ii) the aggregate number of Pre-Recapitalization VinFast Shares that are issued and outstanding immediately prior to the Recapitalization. Upon the Recapitalization, each VinFast ordinary share, as of immediately after the Recapitalization will have a value of $10.00; and

•

if VinFast’s reported consolidated revenue for fiscal year 2023 is at least $1,875,000,000, VinFast at its option may issue such number of free bonus VinFast ordinary shares (or Equity Securities representing VinFast ordinary shares) valued at up to $50,000,000 based on an issue price of $10.00 per share (as adjusted for share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), to the directors, executives, managers and employees of VinFast and its subsidiaries, as determined in the sole discretion of the compensation committee of the board of directors of VinFast.

Agreements Entered into in Connection with the Business Combination Agreement

VinFast Shareholders Support Agreement

Concurrently with the execution of the Business Combination Agreement, BSAQ, VinFast and all VinFast Shareholders entered into a shareholders support and lock-up agreement and deed (the “VinFast Shareholders Support Agreement”), pursuant to which each VinFast Shareholder agreed to, among other things, (i) attend any VinFast Shareholder meeting to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the Pre-Recapitalization VinFast Shares and any other VinFast securities acquired by such VinFast Shareholder in favor of approving the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

In addition, pursuant to the VinFast Shareholders Support Agreement, each VinFast Shareholder also agreed not to transfer, during a period of 180 days from and after the Closing Date, subject to customary exceptions, (i) any VinFast ordinary shares held by such VinFast Shareholder immediately after the Closing, excluding any VinFast ordinary shares acquired in open market transactions after the Closing, (ii) any VinFast ordinary shares received by such VinFast Shareholder upon the exercise, conversion or settlement of options or warrants held by such VinFast Shareholder immediately after Closing (along with such options or warrants themselves), and (iii) any VinFast equity securities issued or issuable with respect to any securities referenced in clauses (i) and (ii) by way of share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, VinFast, BSAQ, Sponsor and certain other holders of BSAQ Class B Ordinary Shares (each, and together with the Sponsor, the “Sponsor Parties”) entered into a sponsor support and lock-up agreement and deed, and on June 14, 2023, VinFast, BSAQ and Sponsor entered into the first amendment to sponsor support and lock-up agreement and deed (the “Sponsor Support Agreement”), pursuant to which each Sponsor Party agreed to, among other things, (i) attend the extraordinary general meeting of BSAQ to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the BSAQ Class B Ordinary Shares, and any other BSAQ securities acquired by such Sponsor Party in favor of approving the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

In addition, pursuant to the Sponsor Support Agreement, each Sponsor Party also agreed not to transfer, during a period of 12 months from and after the Closing Date, subject to customary exceptions, (i) any VinFast ordinary shares held by such Sponsor Party immediately after the Closing excluding such number of VinFast ordinary shares equal to the number of VinFast ordinary shares purchased in connection with the Sponsor backstop investment and any VinFast ordinary shares acquired in the open market transactions after the Closing (“Sponsor Unrestricted Securities”), (ii) any VinFast ordinary shares received by such Sponsor Party upon the exercise, conversion or settlement of options or warrants held by such Sponsor Party immediately after the Closing (along with such options or warrants themselves), and (iii) any VinFast equity securities issued or issuable with respect to any securities referenced in clauses (i) and (ii) by way of share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction. However, if the number and/or market value of Sponsor Unrestricted Securities is not sufficient for purposes of VinFast’s satisfaction of any listing requirements of the applicable Qualified Stock Exchange, then VinFast and the Sponsor may mutually agree to exclude additional VinFast ordinary shares held by the Sponsor from the Lock-Up Securities (as defined in the Sponsor Support Agreement) so that such listing requirements can be satisfied.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed that it will subscribe for and acquire, and/or procure that its designated person (reasonably acceptable to VinFast) will subscribe for and acquire, VinFast ordinary shares at a purchase price of $10 per share in an amount up to (i) $30,000,000 minus (ii) the funds contained in the Trust Account (after giving effect to the redemption of BSAQ Shareholders). Pursuant to the Sponsor Support Agreement, for the period from the Closing until the earlier of (i) the date on which the Sponsor ceases to own at least 1,000,000 VinFast ordinary shares and (ii) December 31, 2024, the Sponsor will have the right to designate one observer to attend all meetings of the VinFast board of directors in a non-voting observer capacity.

Registration Rights Agreement

At the Closing, VinFast, BSAQ, certain equityholders of BSAQ and certain equityholders of VinFast will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which VinFast will agree to use its reasonable best efforts to file a shelf registration statement with respect to the registrable securities defined therein within 60 days of the Closing. Pursuant to the Registration Rights Agreement, certain current equityholders of BSAQ and certain current equityholders of VinFast may request to sell all or a portion of their registrable securities in an underwritten offering; provided that VinFast will only be obligated to effect an underwritten takedown if such underwritten offering will include registrable securities proposed to be sold with a total offering price reasonably expected to exceed, in the aggregate, $50,000,000. VinFast will also agree to provide customary “piggyback” registration rights. The Registration Rights Agreement will provide that VinFast will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Warrant Assumption Agreement

At the Closing, VinFast, BSAQ and Continental Stock Transfer & Trust Company will enter into a Warrant Assumption Agreement of that certain warrant agreement, dated July 15, 2021, by and between BSAQ and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”), pursuant to which, among other things, effective as of the Effective Time, VinFast will assume the obligations of BSAQ under the Existing Warrant Agreement to VinFast.

The Merger Proposal

The Black Spade Shareholders will vote on a proposal to authorize and approve by way of special resolution the Plan of Merger made in accordance with the provisions of Section 233 of the Cayman Companies Act and the Business Combination. A copy of the Plan of Merger is attached as Annex B to this proxy statement/prospectus. See the section titled “Proposal No. 2—The Merger Proposal.”

The Articles Amendment Proposal

The Articles Amendment Proposal, if adopted, will allow Black Spade to expand the methods that it may employ to not become subject to the “penny stock” rules of the SEC. A copy of the third amended and restated memorandum and articles of association of Black Spade is attached to this proxy statement/prospectus as Annex C. See the section titled “Proposal No. 3 — The Articles Amendment Proposal.”

The Adjournment Proposal

The Adjournment Proposal, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal, or if the Board of Directors of Black Spade otherwise determines before the Meeting that it is necessary or desirable to seek an adjournment of the Meeting. See the section titled “Proposal No. 4—The Adjournment Proposal.”

Date, Time and Place of the Meeting

The Meeting will be held at                 , Eastern time, on                 , 2023, virtually via live webcast at https://                , or such other date, time and place to which such meeting may be adjourned, to consider and vote upon the proposals.

Voting Power; Record Date

Black Spade Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned BSAQ Class A Ordinary Shares at the close of business on                 , 2023, which is the record date for the Meeting. Black Spade Shareholders will have one vote for each BSAQ Ordinary Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Black Spade Warrants do not have voting rights. For illustrative purpose, as of July 10, 2023, there were 21,125,000 BSAQ Ordinary Shares outstanding, of which 16,900,000 were Public Shares with the rest being held by the Initial Shareholders.

Redemption Rights

Pursuant to Black Spade’s Articles, holders of the Public Shares may seek to redeem their shares for cash regardless of whether they vote for or against, or whether they abstain from voting on, any proposal described by this proxy statement/prospectus. Holders of the Public Shares (whether or not they are holders on the Record Date) will be entitled to receive cash for these shares only if they demand that Black Spade redeem their shares for cash no later than     p.m. Eastern time on                             , 2023 (two business days prior to the vote at the Meeting) by (A) submitting their request in writing to of Continental Stock Transfer & Trust Company, Black Spade’s transfer agent in which they: (i) request that Black Spade redeem all or a portion of their shares for cash, and (ii) identify themselves as the beneficial holder of the Public Shares and provide their legal name, phone number and address; and by (B) either tendering their share certificates (if any) to Continental Stock Transfer & Trust Company, Black Spade’s transfer agent, or delivering their shares to the transfer agent electronically using DTC’s DWAC (Deposit Withdrawal at Custodian) system. If the Business Combination is not completed, these shares will not be redeemed for cash. In such case, Black Spade will promptly return any shares delivered by public holders for redemption and such holders may only share in the assets of the Trust Account upon the liquidation of Black Spade. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised their redemption rights in connection therewith due to potential claims of creditors. If a holder of the Public Shares properly demands redemption, Black Spade will redeem each Public Share for a full pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of July 10, 2023, this would amount to approximately $10.37 per share. If a holder of the Public Shares exercises its redemption rights, then it will be exchanging its ordinary shares of Black Spade for cash and will no longer own the shares. See the section titled “Extraordinary General Meeting of Black Spade Shareholders—Redemption Rights” for a detailed description of the procedures to be followed if you wish to convert your shares into cash.

While the Closing is not conditioned on the approval of the Articles Amendment Proposal, if the Articles Amendment Proposal is not approved and there are significant requests for redemption such that after giving effect to those requests for redemption the net tangible assets of Black Spade would be less than $5,000,001, Black Spade’s Articles (in the form as currently effective) would prevent Black Spade from being able to consummate the Business Combination even if all other conditions to Closing are met.

Holders of Public Warrants will not have redemption rights with respect to such securities. Holders of Units must separate the underlying BSAQ Class A Ordinary Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

Appraisal Rights under the Cayman Companies Act

The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Public Shareholders are still entitled to exercise the rights of redemption in respect to their Public Shares as set out herein, and Black Spade’s Board of Directors has determined that the redemption proceeds payable to Public Shareholders who exercise such redemption rights represent the fair value of those shares. See the section titled “Proposal No. 2—The Merger Proposal—Appraisal Rights Under the Cayman Companies Act” for additional information.

Holders of Public Warrants and Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Companies Act.

Proxy Solicitation

Proxies may be solicited by mail, telephone, on the internet or in person. Black Spade has engaged to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section titled “Extraordinary General Meeting of Black Spade Shareholders—Revoking Your Proxy.”

Black Spade’s Board of Directors’ Reasons for Approval of the Proposed Transaction

In evaluating the Proposed Transactions and making the above determinations and its recommendation, Black Spade’s Board of Directors consulted with its advisors and its management and considered a number of factors, including, but not limited to, the factors discussed below. In light of the wide number and complexity of the factors considered in connection with its evaluation of the Proposed Transactions, Black Spade’s Board of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Black Spade’s Board of Directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Black Spade’s Board of Directors’ reasons for the Proposed Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Black Spade’s Board of Directors considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to enter into the Business Combination Agreement, the Ancillary Agreements and the transactions contemplated thereby. Before reaching its decision to approve the Proposed Transactions, Black Spade’s Board of Directors reviewed the results of due diligence conducted by Black Spade’s management and by Black Spade’s legal and financial advisors, which included, among other things:

•	extensive meetings with VinFast’s management team;

•	research on the EV industry, including historical growth trends and market share information, as well as growth projections;

•	analysis of VinFast’s production capacity, delivery schedule and planned expansion strategy and operations;

•	review of VinFast’s material contracts regarding financials, tax, legal, accounting, and information technology;

•	VinFast’s technology and intellectual property;

•	financial and valuation analysis of VinFast and the Business Combination;

•	reports related to financial and legal diligence prepared by external advisors; and

•	assessment of VinFast’s readiness to list as a public company.

Black Spade’s Board of Directors ultimately determined that the decision to pursue a business combination with VinFast over the Other Potential Acquisitions was generally the result of, but not limited to, one or more of the following reasons:

•

the determination of Black Spade’s management and the Sponsor that: (i) the market opportunity was substantial, and (ii) VinFast was an attractive investment opportunity because of its leadership position in Vietnam and its growth opportunity globally;

•

the determination that the combination of Black Spade and VinFast has the potential to increase substantially the likelihood of VinFast achieving its growth potential and thereby create shareholder value; and

•	the determination of Black Spade’s management and the Sponsor that VinFast was a more viable opportunity than the Other Potential Acquisitions.

Specifically, Black Spade’s Board of Directors considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to approve the entry into the Business Combination Agreement and the transactions contemplated therein, including but not limited to, the following material factors:

•

Market leader in Vietnam with Execution Excellence. Since its establishment, VinFast has gained significant brand recognition in Vietnam. Within 18 months from product launch, VinFast achieved the leading market share in Vietnam for each of its product segments. After transforming into a pure-play manufacturer of EVs, VinFast quickly dominated the domestic EV market, achieving preeminent market share.

•

Foundational Support from Vingroup. VinFast has a strong competitive advantage due to its relationship with Vingroup, one of Vietnam’s largest conglomerates, which provides the company with significant financial and strategic support. As a part of one of Vietnam’s largest private sector business groups, VinFast benefits from a wide range of synergies, relationships, and financial support from Vingroup and its major shareholders. Between 2017 and March 31, 2023, Vingroup, its affiliates, and external lenders have deployed approximately $9.3 billion to fund VinFast’s operating expenses and capital expenditures. VinFast may also benefit from demand for EVs from Vingroup affiliates such as Green and Smart Mobility Joint Stock Company (“GSM”), which announced in March 2023 its intention to offer EV and e-scooter rental and taxi services in Vietnam and whose fleet will consist of VinFast EVs and e-scooters.

•

Readiness to List. VinFast has previously prepared for a traditional IPO, including the filing of Form F-1 with the SEC, and has demonstrated its readiness to transition into a publicly listed company.

•

Diverse Range of EVs Catering to Various Market Segments. VinFast has various EV models and has launched and expects to launch new models in 2023 to cater to customers with diverse preferences and needs. Besides passenger cars, VinFast’s product portfolio also covers other segments of the EV market, such as e-buses and e-scooters. The wide range of electric vehicles helps VinFast to reach various market segments and a broad customer base.

•

Advanced Manufacturing Capabilities. VinFast operates advanced and highly automated EV manufacturing facilities in Southeast Asia, boasting a maximum production capacity of up to 300,000 EVs annually. This capacity sets it apart from many of its peers with self-operated production facilities. With the backing of Vingroup and access to the capital market as a listed company, VinFast is better positioned to access ample funding to finance its capex plan in the future. The manufacturing plant located in Hai Phong, the third-largest city in Vietnam and home to one of its largest deep-sea ports, offers a competitive advantage in logistics as VinFast ships its vehicles globally. The fully operational production plant enables the company to ramp up production swiftly to meet increasing demand and generate higher revenue growth while minimizing execution risks. VinFast’s highly integrated business model, with many processes completed on-site, results in fewer production delays and lower costs.

•

First-Mover Advantage in Mass EV Productions. VinFast’s prior experience as a leading manufacturer of ICE vehicles enables it to transition to EV production swiftly and with less execution risk, resulting in a more efficient production process. The company launched its VF e34 SUV in 2021, marking the first EV produced in Vietnam and consolidating VinFast’s position as a market leader in the emerging EV market in the country. VinFast’s cutting-edge technology and robust production capability give it a competitive advantage over EV manufacturers that have not yet achieved mass production.

•

Shareholder Liquidity. The Business Combination Agreement stipulates that ordinary shares of VinFast issued as consideration must be listed on a major U.S. stock exchange, which Black Spade’s Board believes has the potential to offer shareholders greater liquidity.

•	Existing Customer and Supplier Relationships. VinFast has forged crucial strategic partnerships with multiple OEMs and entered into commercial engagements with marquee industry participants. The company’s diversified battery sourcing policy mitigates risk from any individual supplier, while concurrently, it is developing its own battery technology, which will yield greater integration, efficiency, and cost benefits.

•

Unique Position at the Heart of the Vehicle Data Ecosystem. VinFast has established a broad range of strategic partnerships with leading companies across different sectors, including technology firms, transportation companies, vehicle manufacturers, and data processing firms. In addition to these partnerships, VinFast has a diverse range of OEM partnerships. Its strategic position at the center of the vehicle data ecosystem provides VinFast with significant advantages.

•

Potential Customers in a Wide Variety of Industries. VinFast’s personally identifiable information services find use in a variety of industries, including insurance, fleet services, and dealership sales. Additionally, VinFast’s aggregated data can be utilized to create smarter cities and more efficient transportation.

•

Global Reach with a Strong Home Base. VinFast has a global presence, targeting markets across multiple continents, including Asia, North America, and Europe, while many of its competitors operate only regionally. In 2023, VinFast began deliveries and sales to the US market. In addition, it is well positioned to benefit from a substantial domestic market in Vietnam. As a company based in the ASEAN region, which encompasses over 600 million people, VinFast has access to significant markets on its doorstep, along with low-tariff benefits that provide additional financial and commercial advantages.

•	Experienced Leadership Team with a Proven Track Record. VinFast is led by an experienced management team in EV industry.

•	Due Diligence. The due diligence examinations of Black Spade’s management and financial and legal advisors and discussions with VinFast’s management and financial and legal advisors;

•	Lock-Up. Certain equityholders of VinFast have agreed to be subject to a one-hundred and eighty (180) day lockup in respect of their VinFast ordinary shares.

•

Other Alternatives. Black Spade’s Board of Directors believes, after a thorough review of other business combination opportunities reasonably available to Black Spade, that the Business Combination, in part taking into account the readiness of VinFast to become a listed company, represents the best potential business combination for Black Spade and the most attractive opportunity for Black Spade’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential combination targets, and Black Spade’s Board of Directors’ belief that such process has not presented a better alternative; and

•

Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between Black Spade and VinFast.

Black Spade’s Board of Directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Proposed Transactions, including, but not limited to, the following:

•

Business Risks. Black Spade’s Board of Directors considered that there were risks associated with the successful implementation of VinFast’s business plans and uncertainties regarding whether VinFast would be able to realize the anticipated benefits of the Business Combination on the expected timeline or at all, including due to factors outside the parties’ control. Black Spade’s Board of Directors considered the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Black Spade Shareholders may not fully realize these benefits to the extent that they expected to retain the Public Shares following the completion of the Business Combination.

•

Industry Risks. Black Spade’s Board of Directors considered the risks that the EV market may not fully develop its growth potential. The EV market and technologies are relatively new, rapidly evolving and highly competitive, which subjects VinFast’s business to uncertainties and challenges relating to the growth and profitability of the EV market as a whole.

•

Discontinuation of Support from Vingroup and Its Affiliates. Since its establishment, VinFast has relied heavily on the backing of Vingroup and its affiliates without which the operations of VinFast may be severely affected.

•	Limited Operating History. VinFast’s limited operating history makes evaluating its business and future prospects difficult.

•	Competitive Market. There are a number of global EV companies operating in markets similar to VinFast and competing for the same customer base.

•	Systems Update. The need to update VinFast’s financial systems and operations necessary for a public company.

•	Potential Delay in Product Launch. VinFast may not roll out its full range of EVs within the expected timescale.

•	Regulation. Regulation in VinFast’s industry could increase, which may limit VinFast’s ability to harness vehicle data value, thereby potentially lowering VinFast’s profits.

•	Loss of Key Personnel. Key personnel in VinFast’s industry is vital and competition for such personnel is intense. The loss of any key personnel could adversely impact VinFast’s operations.

•	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on revenues of VinFast after the Business Combination.

•

Redemption Risk. The potential that a significant number of Black Spade Shareholders elect to redeem their shares prior to the consummation of the merger, which would potentially make the merger more difficult or impossible to complete.

•	Shareholder Vote. Black Spade Shareholders may fail to provide the respective votes necessary to effect the merger.

•	Closing Conditions. The completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within Black Spade’s control.

•

Litigation. The possibility of litigation challenging the Business Combination Agreement or that an adverse judgment granting permanent injunctive relief could delay or prevent consummation of the Business Combination.

•

No Third-Party Valuation. Black Spade’s Board of Directors considered the fact that the parties to the Business Combination have not sought any third-party valuation or fairness opinion in connection to the Business Combination.

•

Liquidation of Black Spade. The risks and costs to Black Spade if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Black Spade being unable to effect a business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles).

•	Listing Risks. The securities of VinFast after the Business Combination may not be able to list on a major U.S. stock exchange, which could limit investors’ ability to sell their securities.

•	Reduced Influence of Black Spade Shareholders. The existing Black Spade Shareholders will hold a minority position in VinFast after the Business Combination. In addition, although for the period from the Closing until the earlier of (i) the date on which the Sponsor ceases to own at least 1,000,000 VinFast ordinary shares and (ii) December 31, 2024, the Sponsor will have the right to designate one observer to attend all meetings of the VinFast board of directors in a non-voting observer capacity, no incumbent director of Black Spade will serve in VinFast after the Business Combination as director. This may reduce the influence that Black Spade’s current shareholder have on the management of the post-combination company.

•

Fees and Expenses. The risk of the expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination Agreement is consummated.

•	Other Risks. Various other risks associated with the Proposed Transactions, the business of the VinFast and the business of Black Spade described under “Risk Factors.”

In addition to considering the factors described above, Black Spade’s Board of Directors also considered that the officers and some of the directors of Black Spade may have interests in the Proposed Transactions as individuals that are different from, or in addition to, those of other shareholders and Warrant holders generally (see “Summary—Interests of Black Spade’s Directors and Officers in the Business Combination”). Black Spade’s independent directors reviewed and considered these interests during their evaluation of the Proposed Transactions and in unanimously approving, as members of Black Spade’s Board of Directors, the Business Combination Agreement and the transactions contemplated therein, including the Proposed Transactions.

Black Spade’s Board of Directors concluded that the potential benefits that it expected Black Spade and its shareholders to achieve as a result of the Proposed Transactions outweighed the potentially negative factors associated with the Proposed Transactions. Accordingly, Black Spade’s Board of Directors unanimously determined that the Business Combination Agreement and the transactions contemplated thereby, including the Proposed Transactions, were advisable and fair to, and in the best interests of, Black Spade and its shareholders.

Interests of Black Spade’s Directors and Officers in the Business Combination

In considering the recommendation of Black Spade’s Board of Directors to vote in favor of approval of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal, shareholders should keep in mind that the Sponsor and Black Spade’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Black Spade Shareholders generally. In particular:

•

If the Business Combination or another business combination is not consummated by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), Black Spade will (i) cease all operations, except for the purpose of winding up, (ii) redeem 100% of the outstanding Public Shares for cash and, (iii) subject to the approval of its remaining shareholders and Black Spade’s Board of Directors, dissolve and liquidate. On the other hand, if the Business Combination is consummated, each outstanding Eligible BSAQ Share will be converted into one VinFast ordinary share, subject to adjustment described herein.

•

If Black Spade is unable to complete a business combination within the required time period, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Black Spade for services rendered or contracted for or for products sold to Black Spade, but only if such a vendor or target business has not executed a waiver. If Black Spade consummates a business combination, on the other hand, Black Spade will be liable for all such claims.

•

Prior to the consummation of the Initial Public Offering, on March 4, 2021, the Sponsor purchased 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. Subsequently, (i) on June 28, 2021, the Sponsor surrendered and forfeited 1,437,500 Founder

Shares for no consideration, (ii) on July 13, 2021, the Sponsor transferred an aggregate of 950,000 Founder Shares to the other Initial Shareholders including the directors, officers, advisory committee members of Black Spade and certain employees of certain affiliates of the Sponsor, and (iii) in connection with the partial exercise of underwriters’ over-allotment option in the Initial Public Offering, the Initial Shareholders collectively surrendered and forfeited 87,500 Founder Shares. In aggregate, the Sponsor currently holds 3,294,274 Founder Shares, and the Initial Shareholders collectively hold 4,225,000 Founder Shares. Such Founder Shares held by the Initial Shareholders would become worthless if Black Spade does not complete a business combination within the applicable time period, as the Initial Shareholders waived any right to redemption with respect to these shares. Such Founder Shares have an aggregate market value of approximately $43,306,250 based on the closing price of the BSAQ Class A Ordinary Shares of $10.25 on the NYSE American on July 10, 2023. Such Founder Shares will be cancelled and in exchange thereof entitle their holders to receive in aggregate 4,225,000 VinFast ordinary shares (including 3,294,274 VinFast ordinary shares for the Sponsor) in connection with the Business Combination and have an aggregate value of $42,250,000 (including an aggregate value of $32,942,740 for VinFast ordinary shares to be held by the Sponsor), based upon the per share value implied in the Business Combination of $10.00 per VinFast ordinary share. Under the Sponsor Support Agreement, the Sponsor, in its capacity as the holder of at least majority of the BSAQ Class B Ordinary Shares, has agreed to waive any anti-dilution adjustment to the conversion ratio set forth in the BSAQ Governing Document with respect to BSAQ Class B Ordinary Shares that may result from the issuance of VinFast ordinary shares in connection with the Business Combination or any private placement or placements in relation to the Business Combination.

•

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,380,000 Private Placement Warrants in a private placement of Black Spade, generating gross proceeds to Black Spade of $6,380,000. The Private Placement Warrants would become worthless if Black Spade does not complete a business combination within the required time period. Such warrants have an aggregate market value of approximately $1,182,852, based on the closing price of the Public Warrants of $0.19, on the NYSE American on July 10, 2023.

•

In connection with the Sponsor Backstop Commitment, the Sponsor has agreed that it will subscribe for and acquire, and/or procure that its designated person (reasonably acceptable to VinFast) will subscribe for and acquire, VinFast ordinary shares at a purchase price of $10 per share in an amount up to (i) $30,000,000 minus (ii) the funds contained in Trust Account (after giving effect to the Black Spade Shareholders redemption).

•

Black Spade’s Initial Shareholders, including its Sponsor, officers and directors, and their respective affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Black Spade’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Black Spade fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Black Spade may not be able to reimburse these expenses if the Business Combination with VinFast or another business combination is not completed by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles). As of June 30, 2023, there are $100 of unpaid reimbursable expenses.

•

The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

•

Given the difference between the purchase price that the Sponsor paid for the Founder Shares and the price of the Public Shares and considering that the Sponsor would receive a substantial amount of VinFast ordinary shares in connection with the Proposed Transactions, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-Business Combination company.

•

Since its inception, the Sponsor has made loans from time to time to Black Spade to fund certain capital requirements. On October 25, 2022, Black Spade issued the First Working Capital Note to its Sponsor. On February 3, 2023, Black Spade issued the Second Working Capital Note to its Sponsor. The Working Capital Notes do not bear interest and shall be payable in full upon the consummation of an initial business combination. Pursuant to the Sponsor Support Agreement, subject to and concurrently with the Closing, (i) the aggregate face value of the Working Capital Notes will be converted to and deemed to be an interest-free loan from the Sponsor to VinFast, payable on the date that is no later than the 18th month anniversary of the Closing Date and (ii) any other working capital loans from (or working capital payables to) the Sponsor or Sponsor parties to Black Spade, to the extent used by Black Spade (or on its behalf) for payment of Black Spade’s transaction costs required to be borne and paid by VinFast pursuant to the Business Combination Agreement will be paid by VinFast, and the balance of such working capital loans (or working capital payables) will be forgiven by the Sponsor or Sponsor parties, as applicable. As of June 30, 2023, there was $600,000 in borrowings outstanding under the First Working Capital Note and $550,000 in borrowings under the Second Working Capital Note. In addition, the Sponsor is entitled to the monthly payment of up to $10,000 for administrative support services until the completion of a business combination or liquidation of Black Spade. As of June 30, 2023, there is $235,000 outstanding administrative service fee payable due to the Sponsor.

•

Black Spade’s Articles contain a waiver of the corporate opportunity doctrine. With such waiver, there could be business combination targets that may be suitable or worth consideration for a combination with Black Spade but not offered due to a Black Spade director’s duties to another entity. Black Spade does not believe that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in Black Spade’s Articles impacted its search for an acquisition target, and Black Spade was not prevented from reviewing any opportunities as a result of such waiver.

•

The current directors and officers of Black Spade will continue to be indemnified by Black Spade and will continue to be covered by the directors’ and officers’ liability insurance after the Business Combination.

•

The Sponsor and Black Spade’s directors and officers have each entered into a letter agreement pursuant to which they have agreed, among other things, (i) to vote all of the BSAQ Ordinary Shares, including Public Shares and Founder Shares, held by them in favor of the Business Combination, held by them in favor of the Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with (a) a shareholder vote to approve an amendment to Black Spade’s Articles and (b) the completion of the Business Combination, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Black Spade fails to complete an initial business combination, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold. Other than inducing the underwriters to proceed with the IPO of Black Spade, no other consideration was received for such waivers. As of the date of this proxy statement/prospectus, the Sponsor and Black Spade’s directors and officers, advisory committee members and certain employees of Sponsor’s affiliates own approximately 20% of the issued and outstanding BSAQ Ordinary Shares.

The existence of financial and personal interests of Black Spade’s directors and officers may result in a conflict of interest on part of one or more of them between what they may believe is best for Black Spade and what they may believe is best for themselves in determining whether or not to make their recommendation to vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. Under Cayman Islands law, directors and officers owe certain fiduciary duties, including, among others, a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole and a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose. Directors also owe a duty of care, which is not fiduciary in nature. Accordingly, directors and officers have a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interest, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. Black Spade’s directors and officers considered their fiduciary duty and the conflicts of interests, among other matters, in evaluating the Business Combination and in recommending to stockholders that they approve the Business Combination.

Recommendation to Black Spade Shareholders

Black Spade’s Board of Directors believes that the Business Combination Proposal and the other Proposals to be presented at the Meeting are fair to and in the best interest of Black Spade Shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Articles Amendment Proposal and, if presented, “FOR” the Adjournment Proposal.

Stock Exchange Listing

BSAQ Class A Ordinary Shares, Public Warrants and Units are publicly traded on NYSE American under the symbols, “BSAQ,” “BSAQWS” and “BSAQU,” respectively. VinFast has applied to list the VinFast ordinary shares and the VinFast warrants on a Qualified Stock Exchange under the symbols, “VFS” and “VFSWW,” respectively, upon the Closing.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent VinFast’s and Black Spade’s good faith estimate of such amounts.

	Assuming No Redemptions	Assuming 50% of the Maximum Redemptions	Assuming Maximum Redemptions
	(USD in millions)
Sources
Proceeds from Trust Account(1)	173.3	86.6	5.0
Backstop Financing	—	—	25.0

Uses
Estimated fees and expenses(2)	15.5	15.5	15.5
Cash to Balance Sheet(3)	157.7	71.1	14.5

Notes:

(1)	As of March 31, 2023.
(2)	Not including deferred underwriting commission fee of $5.9 million, which has been waived.
(3)	VinFast plans to use the net proceeds from the business combination transaction after paying for transaction fees and expenses for:
•	investments in sales and marketing and expansion of sales channels;
•	investments in research and development of products, services and technology sales;
•	investments in the development of our manufacturing facilities; and
•

working capital and general corporate purposes, which may include potential strategic investments and acquisitions, although it has not identified any specific investments or acquisition opportunities at this time.

Certain Material U.S. Federal Income Tax Considerations

For a description of certain material U.S. federal income tax consequences of the Business Combination, the exercise of redemption rights in respect of BSAQ Ordinary Shares and the ownership and disposition of VinFast ordinary shares and/or VinFast warrants, please see “Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

Certain Material Singapore Tax Considerations

For a description of certain material Singapore tax consequences of the ownership and disposition of VinFast ordinary shares and/or VinFast warrants, please see “Material Tax Considerations—Singapore Tax Considerations.”

Anticipated Accounting Treatment

The Transactions comprised of a series of transactions pursuant to the Business Combination Agreement and the Ancillary Agreements, as described elsewhere in this proxy statement/prospectus. The Transactions will be effectuated as below:

•

The merger of BSAQ with a wholly owned subsidiary of VinFast is not within the scope of ASC 805 Business Combinations, considering that BSAQ does not meet the definition of a business in accordance with ASC 805. At the closing, VinFast will issue ordinary shares for the identifiable net assets of BSAQ (a blank check company), which will be executed in the form of an exchange of BSAQ Ordinary Shares held by Black Spade Shareholders for VinFast ordinary shares, thereby the Transactions will be accounted for as a recapitalization in accordance with U.S. GAAP. Under a recapitalization, no goodwill or other intangible assets will be recorded.

•

Upon Closing, BSAQ is the surviving company, i.e., surviving the Business Combination as a wholly owned subsidiary of VinFast. VinFast is determined to be the accounting acquirer as VinFast will obtain control over BSAQ after the Transactions. The Sponsor is only entitled to designate one representative to attend meetings of VinFast’s Board in a non-voting observer capacity. Since it is a non-voting position, it does not affect VinFast’s ability to exercise control over BSAQ, and BSAQ is the accounting acquiree.

•

For purposes of the unaudited pro forma condensed combined financial information, it is assumed that the fair value of each individual VinFast ordinary share issued to BSAQ stockholders is equal to the fair value of each individual VinFast ordinary share resulting from the equity value assigned to VinFast in the Business Combination Agreement.

•

Upon Closing, BSAQ’s identifiable net assets will be consolidated into VinFast at fair value. Any difference between the fair value of VinFast ordinary shares issued and the fair value of BSAQ’s identifiable net assets would be recorded as additional paid-in capital.

Comparison of Rights of Shareholders of Black Spade and Shareholders of VinFast

If the Business Combination is successfully completed, holders of BSAQ Ordinary Shares will become holders of VinFast ordinary shares and their rights as shareholders will be governed by VinFast’s organizational documents. There are also differences between the laws governing Black Spade, a Cayman Islands company, and VinFast, a Singapore company. Please see “Comparison of Rights of VinFast Shareholders and Black Spade Shareholders.”

Emerging Growth Company

Black Spade is, and VinFast, following the Business Combination, will be an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). VinFast may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

VinFast will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which VinFast has total annual gross revenues of at least $1.235 billion; (b) the last day of its fiscal year following the fifth anniversary of the completion of the Business Combination; (c) the date on which VinFast has, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which VinFast is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of its ordinary shares that are held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter. Once VinFast ceases to be an emerging growth company, it will not be entitled to the exemptions provided in the JOBS Act discussed above.

Regulatory Matters

The Business Combination is not subject to any federal or state regulatory requirement or approval, except for filings in the Cayman Islands necessary to effectuate the Business Combination.

Summary Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under the section titled “Risk Factors.” Such risks include, but are not limited to:

•	VinFast is a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital;

•

VinFast expects to require significant additional capital, which it expects to fund through additional debt and equity financing, to support its business growth, and such capital may not be available on commercially reasonable terms or at all, which may impose restrictions on capital raising activities and or other financial or operational matters or lead to dilution of your shareholding in VinFast;

•	VinFast is a new entrant in the EV industry and faces risks in the marketing and sale of its EVs in international markets where it only recently began delivering;

•	VinFast’s ability to successfully introduce and market net products and services;

•

VinFast’s ability to grow and market its brand and EVs in markets outside Vietnam and manage any negative publicity which may harm its brand, reputation, public credibility and consumer confidence, including any negative publicity arising from any differences in the advertised driving range, certified driving range and actual driving performance of its EVs, which depend on various factors beyond its control, including driving habits and conditions;

•	VinFast’s ability to successfully compete in the highly competitive automotive industry;

•	VinFast’s ability to control the costs associated with its operations;

•

VinFast depends, directly and indirectly, on suppliers for component parts and raw materials and any failure on the part of the suppliers to deliver such supplies according to VinFast’s schedule and at prices, quality and volumes acceptable to VinFast, could materially and adversely affect its business, results of operations and financial condition;

•	VinFast’s ability to maintain its relationship with existing critical suppliers and to create relationships with new suppliers;

•

VinFast’s establishment of manufacturing facilities outside of Vietnam and its expansion of its production capacity within Vietnam may be subject to delays or cost overruns, may not produce expected benefits or may cause VinFast to not meet its projections for future production capacity;

•	Reservations for VinFast vehicles may not result in completed sales and its actual vehicle sales and revenue could differ materially from the number of reservations received;

•	Demand for, and consumers’ willingness to adopt EVs, which may be affected by various factors, including developments in EV or alternative fuel technology;

•	Inadequate access to EV charging stations or related infrastructure;

•	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers;

•

Any failure to maintain an effective system of internal control over financial reporting in the future and any failure to accurately and timely report VinFast’s financial condition, results of operations or cash flows could adversely affect investor confidence;

•

VinFast has identified material weaknesses in its internal control over financial reporting and any ineffective remediation of such material weaknesses, any additional material weaknesses in the future or failure to develop and maintain effective internal control over financial reporting could impair its ability to produce timely and accurate financial statements and comply with applicable laws and regulations;

•

VinFast’s corporations actions that require shareholder approval will be substantially controlled by its controlling shareholders, which may prevent you and other shareholders from influencing significant decisions and reduce the value of your investment;

•

VinFast relies on Vingroup for financial support and Vingroup affiliates for key aspects of its business, and any potential conflicts of interests with or any events impacting the reputations of its affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates could have a material adverse effect on its business and results of operations;

•

If third parties bring claims against Black Spade, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by BSAQ Shareholders may be less than $10.00 per share

•	Public Shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their Public Shares;

•	The Initial Shareholders have agreed to vote in favor of the Business Combination, regardless of how the Public Shareholders vote;

•

The Sponsor and Black Spade’s executive officers and directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the Business Combination Proposal and approval of the other related proposals;

•	There is no guarantee that a Public Shareholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position;

•

Black Spade’s Board of Directors did not obtain a third-party valuation or a fairness opinion in determining whether or not to proceed with the Proposed Transactions and, as a result, the terms may not be fair from a financial point of view to the Public Shareholders; and

•	the other matters described in the section titled “Risk Factors.”

SELECTED HISTORICAL FINANCIAL DATA OF BLACK SPADE

The following table presents Black Spade’s selected historical financial information derived from Black Spade’s audited financial statements included elsewhere in this proxy statement/prospectus as of December 31, 2021 and 2022 and for the period from March 31, 2021 (inception) through December 31, 2021, the year ended December 31, 2022 and Black Spade’s unaudited financial statements included elsewhere in this proxy statement/prospectus as of March 31, 2023 and for the three months ended March 31, 2022 and 2023.

The financial data set forth below should be read in conjunction with, and is qualified with reference to, “Black Spade’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Black Spade’s financial statements are prepared and presented in accordance with U.S. GAAP.

Balance Sheet Data

	As of December 31,		As of March 31, (unaudited)
	2021	2022	2023
ASSETS
Current assets:
Cash	$1,569,803	$27,316	$285,384
Prepaid expenses	294,062	265,315	207,291

Total current assets	1,863,865	292,631	492,675
Investments held in the Trust Account	169,006,966	171,442,865	173,261,960

Total assets	$170,870,831	$171,735,496	$173,754,635

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$1,458,309	$2,604,593	$2,736,979
Note payable – Sponsor	—	35,152	130,120
Due to related party	27,250	446	16,643

Total current liabilities	$1,485,559	$2,640,191	$2,883,742

Derivative warrant liabilities	13,050,400	741,500	1,483,000
Deferred underwriting commission	5,915,000	5,915,000	5,915,000

Total liabilities	$20,450,959	$9,296,691	$10,281,742

COMMITMENTS AND CONTINGENCIES
Class A ordinary shares subject to possible redemption; 16,900,000 shares (at redemption value)	$169,000,000	$171,442,865	$173,261,960
Shareholders’ deficit:
Preferred stock, $0.0001 par value; 2,000,000 shares authorized; none issued and outstanding	—	—	—
Class A ordinary shares, $0.0001 par value, 200,000,000 shares authorized, none issued and outstanding (excluding 16,900,000 shares subject to possible redemption)	—	—	—
Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 4,225,000 shares issued and outstanding	422	422	422
Additional paid-in capital	—	—
Accumulated deficit	(18,580,550)	(9,004,482)	(9,789,489)

Total shareholders’ deficit	$(18,580,128)	$(9,004,060)	$(9,789,067)

Total liabilities, ordinary shares subject to possible redemption and shareholders’ deficit	$170,870,831	$171,735,496	$173,754,635

Statement of Operations Data

	For the Period March 31, 2021 (inception) through December 31, 2021	For the Year Ended December 31, 2022	For the Three Months Ended March 31, 2022	For the Three Months Ended March 31, 2023
Expenses:
Administrative fee – related party	$55,000	$120,000	$30,000	$30,000
General and administrative	8,038,836	3,170,714	2,259,869	468,539

Total expenses	$8,093,836	$3,290,714	$2,289,869	$468,539

Other income:
Income earned on investments held in Trust Account	6,966	2,435,899	15,217	1,819,095
Transaction costs allocable to derivative warrant liabilities	(735,630)	—	—	—
Change in fair value of note payable – Sponsor	—	564,848	—	455,032
Change in fair value of derivable warrant liabilities	5,244,100	12,308,900	9,897,542	(741,500)

Total other income – net	$4,515,436	$15,309,647	$9,912,759	$1,532,627

Net income (loss)	$(3,578,400)	$12,018,933	$7,622,890	$1,034,088

SELECTED HISTORICAL FINANCIAL DATA OF VINFAST

The following tables present VinFast’s selected consolidated financial data. The financial information in this proxy statement/prospectus as of December 31, 2021 and 2022 and for the years then ended and as of March 31, 2023 and for the three months ended March 31, 2022 and 2023 has been derived from the consolidated financial statements of VinFast Auto Pte. Ltd., which are included elsewhere in this proxy statement/prospectus. The financial statements of VinFast Auto Pte. Ltd. are prepared in accordance with U.S. GAAP.

VinFast fully phased out production of ICE vehicles in early November 2022 in connection with its strategic decision to transform into an EV-only manufacturer. Accordingly, its historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified with reference to, “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

Consolidated Balance Sheet Data

	As of December 31,			As of March 31,
	2021	2022		2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	USD (in millions)
Cash and cash equivalents	3,024.9	4,271.4	181.0	3,740.8	158.5
Inventories, net	6,683.7	21,607.3	915.6	24,779.6	1,050.0
Short-term amounts due from related parties	1,997.2	1,978.1	83.8	465.6	19.7
Total current assets	26,692.5	44,838.6	1,899.9	44,156.0	1,871.0
Property, plant and equipment, net	51,788.3	57,188.7	2,423.2	61,412.5	2,602.2
Total assets	85,321.5	113,605.3	4,813.8	120,093.0	5,088.7
Amounts due to related parties	56,035.3	17,325.3	734.1	27,006.8	1,144.4
Total current liabilities	87,305.3	66,225.2	2,806.2	83,551.0	3,540.3
Long-term interest-bearing loans and borrowings	31,343.1	41,625.0	1,763.8	41,237.3	1,747.3
Total non-current liabilities	74,957.4	84,050.6	3,561.5	87,352.2	3,701.4
Ordinary Shares – VinFast Auto Pte. Ltd. (2,412,852,458 shares issued and outstanding as of December 31, 2022 and March 31, 2023; 2,411,764,800 shares issued and outstanding as of December 31, 2021)(1)	553.9	871.0	36.9	871.0	36.9
Accumulated losses	(77,416.9)	(127,188.5)	(5,389.3)	(141,271.5)	(5,986.1)
Deficit attributable to equity holders of the parent	(76,926.5)	(114,109.8)	(4,835.2)	(128,211.7)	(5,432.7)
Non-controlling interests(2)	(14.7)	77,439.4	3,281.3	77,401.6	3,279.7

Total deficit	(76,941.2)	(36,670.5)	(1,553.8)	(50,810.1)	(2,153.0)

Notes:

(1)	In January 2022, VinFast effected a 100-for-one split of its ordinary shares. Amounts prior to the share split have been revised on a retroactive basis to give effect to the share split.
(2)

Non-controlling interests reflect certain dividend preference shares issued by VinFast Trading and Production JSC (“VinFast Vietnam”) to Vingroup (i) in March 2022 in return for an advance capital contribution of VND6.0 trillion ($254.2 million) (“DPS1”), (ii) in December 2022 in exchange for VND45,733.7 billion ($1,937.9 million) in borrowings from VinFast Vietnam to Vingroup (“DPS4”) and (iii) as part of VinFast’s Reorganization in December 2022, in return for the assignment of the Share Acquisition P-Note previously held by Vingroup amounting to VND25.8 trillion ($1,092.5 million) (“DPS3”). For details on the terms of DPS1, DPS3 and DPS4, see note 20 to VinFast’s consolidated financial statements included elsewhere in this proxy statement/prospectus and also see “Certain Relationships and Related Party Transactions—Certain Relationships and Related Person Transactions—VinFast—Transactions with Vingroup Affiliates—Capital Contributions into VinFast Vietnam.”

Consolidated Statements of Operations

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2021	2022		2022	2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Revenues
Sales of vehicles	13,898.6	12,391.5	525.1	3,049.3	1,536.6	65.1
Sales of merchandise	1,405.4	112.2	4.8	46.4	38.3	1.6
Sales of spare parts and components	538.2	2,072.6	87.8	706.6	191.5	8.1
Rendering of services	96.6	222.7	9.4	49.6	74.7	3.2
Rental income
Revenue from leasing activities	89.4	166.5	7.1	26.5	130.5	5.5

Revenues (*)	16,028.2	14,965.6	634.1	3,878.4	1,971.6	83.5
Cost of vehicles sold	(23,327.0)	(24,660.1)	(1,044.9)	(5,690.9)	(5,239.2)	(222.0)
Cost of merchandise sold	(1,398.3)	(151.4)	(6.4)	(46.2)	(38.5)	(1.6)
Cost of spare parts and components sold	(437.2)	(1,869.1)	(79.2)	(679.9)	(180.9)	(7.7)
Cost of rendering services	(65.4)	(389.6)	(16.5)	(58.8)	(173.5)	(7.4)
Cost of leasing activities	(56.1)	(162.3)	(6.9)	(10.7)	(148.3)	(6.3)

Cost of sales	(25,284.0)	(27,232.5)	(1,153.9)	(6,486.5)	(5,780.4)	(244.9)

Gross loss	(9,255.8)	(12,266.9)	(519.8)	(2,608.1)	(3,808.8)	(161.4)
Operating expenses:
Research and development costs	(9,255.4)	(19,939.9)	(844.9)	(3,576.6)	(5,007.7)	(212.2)
Selling and distribution costs	(2,203.8)	(5,213.7)	(220.9)	(1,321.7)	(1,277.9)	(54.1)
Administrative expenses	(2,424.6)	(4,010.0)	(169.9)	(536.6)	(1,103.8)	(46.8)
Compensation expenses	(4,340.3)	(109.4)	(4.6)	—	—	—
Net other operating (expenses)/income	412.5	(716.4)	(30.4)	(27.5)	55.9	2.4

Operating loss	(27,067.4)	(42,256.4)	(1,790.5)	(8,070.5)	(11,142.3)	(472.1)
Finance income	446.1	88.1	3.7	43.6	15.2	0.6
Finance costs	(4,598.2)	(7,959.8)	(337.3)	(1,546.5)	(2,322.9)	(98.4)
Net (loss)/gain on financial instruments at fair value through profit or loss	(1,710.0)	1,226.0	51.9	933.7	(671.5)	(28.5)
Investment gain	956.6	—	—	—	—	—
Share of losses from equity investees	(36.8)	—	—	—	—	—

Loss before income tax expense	(32,009.7)	(48,902.1)	(2,072.1)	(8,639.7)	(14,121.4)	(598.4)
Tax (expense)/income	(209.2)	(946.7)	(40.1)	(1,020.6)	0.6	0.0

Net loss for the year/period	(32,219.0)	(49,848.9)	(2,112.2)	(9,660.3)	(14,120.8)	(598.3)

(*)

Including sales to related parties in 2021, 2022, the three months ended March 31, 2022 and 2023 of VND516.5 billion, VND2,378.9 billion ($100.8 million), VND834.6 billion and VND249.7 billion ($10.6 million), respectively.

Consolidated Cash Flows Data

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2021	2022		2022	2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Net cash flows used in operating activities	(28,969.1)	(35,628.4)	(1,509.7)	(9,168.1)	(19,159.1)	(811.8)
Net cash flows (used in)/from investing activities	2,420.1	(16,038.9)	(679.6)	(2,174.5)	(6,131.7)	(259.8)
Net cash flows from financing activities	28,855.2	52,945.1	2,243.4	9,978.0	25,424.4	1,077.3
Net (decrease)/increase in cash, cash equivalents and restricted cash	2,306.2	1,277.7	54.1	(1,364.6)	133.6	5.7
Cash, cash equivalents and restricted cash at the end of the year/period	3,024.9	4,271.4	181.0	1,690.6	4,390.4	186.0

MARKET PRICE AND DIVIDEND INFORMATION

Black Spade

BSAQ Class A Ordinary Shares, Public Warrants and Units are currently publicly traded on NYSE American under the symbols, “BSAQ,” “BSAQWS” and “BSAQU,” respectively.

The closing price of Black Spade’s Units, BSAQ Class A Ordinary Shares and Public Warrants on May 11, 2023, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.31, $10.28 and $0.1147, respectively. As of July 10, 2023, the closing price for each Unit, BSAQ Class A Ordinary Share and Public Warrant was $10.40, $10.25 and $0.19, respectively.

As of July 10, 2023, there was one holder of record of Units, one holder of record of BSAQ Class A Ordinary Shares, 15 holders of record of BSAQ Class B Ordinary Shares and two holders of record of Black Spade Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Units, BSAQ Class A Ordinary Shares and Black Spade Warrants are held of record by banks, brokers and other financial institutions.

Black Spade has not paid any cash dividends on BSAQ Ordinary Shares to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon Black Spade’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of its board of directors at such time.

VinFast

Historical market price information regarding VinFast is not provided because there is no public market for its securities. VinFast has applied to list its ordinary shares and the VinFast warrants on a Qualified Stock Exchange under the symbol “VFS” and “VFSWW,” respectively, upon Closing.

VinFast has not adopted a dividend policy with respect to future dividends and it does not have any present plan to pay any dividends on its ordinary shares in the foreseeable future after the Business Combination. VinFast currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand its business.

Any future determination relating to our dividend policy will be made at the discretion of the VinFast board of directors and will depend on then existing conditions, including its financial condition, results of operations, contractual restrictions (including in the agreements governing its credit facilities or other debt instruments), capital requirements, business prospects and other factors its board of directors may deem relevant.

While VinFast does not have any present plan to pay any dividends on its ordinary shares in the foreseeable future after the Business Combination, it may, in the future, by ordinary resolution, declare dividends at a general meeting of shareholders, but no dividend shall be payable except out of profits available for distribution, as derived from the standalone audited financial statements of the company and not from the audited consolidated financial statements. The amount of any such dividend shall not exceed the amount recommended by the board of directors. Subject to the Constitution and in accordance with the Singapore Companies Act, the VinFast board of directors may, without the approval of the shareholders, declare and pay interim dividends but any final dividends VinFast declares must be approved by an ordinary resolution at a general meeting of shareholders. VinFast Auto Ltd. is a holding company with no material operations of its own. VinFast conducts its operations primarily through its subsidiaries. As a result, VinFast’s ability to pay dividends depends upon dividends paid by its subsidiaries.

RISK FACTORS

If the Business Combination is completed, VinFast will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the risks described below before voting your shares. Additional risks and uncertainties not presently known to VinFast and Black Spade or that they do not currently believe are important to an investor, if they materialize, also may adversely affect the Business Combination. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, VinFast’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of VinFast ordinary shares or, if the Business Combination is not consummated, BSAQ Ordinary Shares could decline, and you may lose part or all of the value of any VinFast ordinary shares or, if the Business Combination is not consummated, you may lose part or all of the value of any BSAQ Ordinary Shares that you hold.

Risks Related to VinFast Following the Business Combination

Any of the following risk factors could cause VinFast’s actual results to differ materially from anticipated results. These risks and uncertainties are not the only ones that VinFast faces.

Risks Related to VinFast’s Business and Industry

VinFast is a growth stage company that has a history of losses, negative cash flows from operating activities and negative working capital.

VinFast had net losses of VND32,219.0 billion, VND49,848.9 billion ($2,112.2 million), VND9,660.3 billion and VND14,120.8 billion ($598.3 million) in 2021, 2022 and the three months ended March 31, 2022 and 2023, respectively. VinFast had net cash flows used in operating activities of VND28,969.1 billion, VND35,628.4 billion ($1,509.7 million), VND9,168.1 billion and VND19,159.1 billion ($811.8 million) in 2021, 2022 and the three months ended March 31, 2022 and 2023, respectively. VinFast expects to continue to incur operating and net losses in the near term as it scales the production of its VF e34 (C-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment), VF 9 (E-segment) and VF 3 (mini cars segment) vehicles, establish its manufacturing operations and expand its marketing, sales and service network in its target markets outside of Vietnam.

VinFast’s ability to achieve profitability, positive cash flows from operating activities and a net working capital surplus will depend on many factors, including its ability to achieve commercial acceptance, increase utilization of its production capacity to produce EVs in large quantities as planned and increase sales of its EVs in its target markets beyond Vietnam where its operations have historically been focused, including the U.S., Canada, France, Germany, the Netherlands and, in the long-term, elsewhere in Asia and Europe and other factors discussed in this “Risk Factors” section.

Vingroup has issued support letters in connection with the audit of VinFast’s 2021 and 2022 financial statements and the review of VinFast’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2023 to the effect that Vingroup has the ability and will continue to provide financial support sufficient to meet VinFast’s need for continued operation, subject to necessary procedures to facilitate such support. VinFast’s financial statements have been issued on a going concern basis taking into consideration the support letters, its business plan and the cash and cash equivalents held by its group. The latest support letter is valid from the issuance date of VinFast’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2023, until the earliest of the date on which VinFast obtains adequate third party funding for its capital requirements or the date on which Vingroup ceases to control VinFast, but in all cases no sooner than the date falling 12 months after the issuance date of the unaudited consolidated interim condensed financial statements for three months ended March 31, 2023.

VinFast will require significant additional capital to support business growth. VinFast expects to fund its capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in VinFast.

The design, manufacture, sale and servicing of automobiles is a significantly capital intensive business. As of March 31, 2023, VinFast had total debt (which is VinFast’s short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND61,349.0 billion ($2,599.5 million) and debt service obligations for the remainder of 2023 amounting to VND11,805.7 billion ($500.2 million). In addition, as the Business Combination will constitute the occurrence or non-occurrence of a qualifying liquidity event in respect of VinFast occurring on or prior to September 25, 2023, holders of $625.0 million aggregate principal amount of Exchangeable Bonds (as defined herein) issued by Vingroup will have the right to require Vingroup to redeem the Exchangeable Bonds. If the Business Combination will not be a qualifying liquidity event, such redemption right will be exercisable on or about the second anniversary from the issuance dates of the Exchangeable Bonds. Thereafter, Vingroup would be contractually permitted to exercise its right to require VinFast to purchase VinFast Vietnam shares that were issued to Vingroup in connection with the issuance of the Exchangeable Bonds. Vingroup’s right to such repurchase should be considered in light of the letters of support that Vingroup has issued to provide financial support sufficient to meet VinFast’s need for continued operation. VinFast expects to meet its present requirements in respect of working capital, obligations under its loans, borrowings and other financial liabilities and committed capital expenditures primarily by drawing on its capital funding agreement with, and other expected financial support from, Mr. Pham Nhat Vuong and Vingroup, as well as its cash on hand, cash flow from operations, existing third-party loans and borrowings and the net proceeds that it expects to receive from this Business Combination. In the next few years, VinFast expects to require a significant amount of additional capital, including working capital, to scale the production of its VF e34 (C-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment), VF 9 (E-segment) and VF 3 (mini cars segment) vehicles, its production capacity expansion in both Vietnam and the U.S., showroom roll-out and other items. VinFast will also require a significant amount of additional working capital to support its business expansion in the medium-term.

VinFast’s capital requirements will depend on many factors, including, but not limited to:

•	its need to develop new features and enhance its products;

•	its investments in manufacturing, sales and distribution infrastructure and systems and any capital improvements to its existing infrastructure and systems;

•	technological advancements;

•	market acceptance of its products and product enhancements, and the overall level of sales of its products;

•	its R&D and sales and marketing expenses;

•	its ability to control costs;

•	its ability to maintain existing manufacturing equipment;

•	opportunities for investments, acquisitions and similar actions;

•	inflationary pressures and their effect on consumer spending and VinFast’s ability to obtain financing on commercially acceptable terms;

•	general economic conditions in the countries where it manufactures its EVs and in its target markets;

•	the effects of international conflicts on the international supply chains and the global economy as a whole; and

•	changes in business conditions or other unanticipated developments.

Following the consummation of the Business Combination, VinFast expects to access equity and/or debt financing available in the public and private markets to meet its present and future working capital and capital expenditure requirements. Raising additional funds through future issuances of equity or convertible debt securities would likely lead to VinFast’s existing shareholders suffering dilution, and any new equity securities it issues could have rights, preferences and privileges superior to those of holders of its ordinary shares. Any debt financing that VinFast may secure in the future may contain covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for it to obtain additional capital and to pursue business opportunities and may also be burdensome in terms of increasing interest expenses. In addition, among other macroeconomic factors, an increase in interest rates would adversely affect VinFast’s ability to secure additional debt financing and would result in higher interest payments. If interest rates remain at elevated levels or continue to rise, it may be more difficult for VinFast to obtain debt financing on terms that are commercially favorable or in line with its budget and expectations, and its interest payments may increase.

Vingroup is VinFast’s largest shareholder and has provided it with funding in the form of debt financing, corporate loan guarantees, and capital contributions. Vingroup has also issued support letters in connection with the audit of VinFast’s 2021 and 2022 financial statements, as described above. In addition, in April 2023, we entered into a capital funding agreement with Mr. Pham Nhat Vuong and Vingroup that provides a framework for us to receive grants of up to VND24,000.0 billion (approximately $1 billion) from Mr. Pham Nhat Vuong and up to VND12,000.0 billion (approximately $508.5 million) from Vingroup by April 2024, in amounts to be mutually agreed, at such time as required by us and subject to Vingroup and Mr. Pham having sufficient financial resources, as well as a loan of up to VND24,000.0 billion (approximately $1 billion) from Vingroup, with disbursements of the grant and the loan to be subject to the parties agreeing to enter into a definitive loan agreement, the financial resources of Vingroup and necessary approvals from the relevant governing bodies of Vingroup. VinFast expects to continue to depend, in part, on financing and other support from its affiliates in the future, including to meet its present requirements in respect of working capital, committed capital expenditures and obligations under our loans, borrowings and other financial liabilities. There can be no assurance that in the future financing from VinFast’s affiliates will continue to be available to VinFast in sufficient amounts or at all due to their level of indebtedness, other financial obligations or overall funding position, or that, as an alternative to financing from its affiliates, VinFast will be able to obtain third-party debt financing or access the capital markets in a timely manner and on terms that are acceptable to it or at all. In addition, a number of VinFast’s financing agreements provide that various payment delays or defaults by Vingroup would constitute a cross default under the terms of VinFast’s agreements, and therefore an adverse change in Vingroup’s financial condition could impact VinFast’s debt maturity profile and liquidity requirements.

VinFast’s outstanding indebtedness may affect its ability to obtain additional financing to meet its future requirements. Some of VinFast’s financing arrangements require VinFast and Vingroup, as guarantor, to ensure a collateral cover ratio of at least one times when measured on a quarterly basis. See “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.” VinFast’s collateral cover ratio in respect of loans totaling VND29,636.8 billion ($1,255.8 million), and VND2,290.6 billion ($97.1 million) fell below the required ratio as of September 30, 2022 and December 31, 2022, respectively, and in respect of certain bonds with outstanding balance amounting to VND13,378.0 billion ($566.9 million) fell below the required ratio as of March 31, 2023. In each case, the required ratio was subsequently restored by Vingroup. If the value of the collateral securing VinFast’s borrowings declines in the future, VinFast will be required to provide, or arrange for, additional collateral to ensure its compliance with the terms of these financing arrangements. If VinFast is unable to do so, including due to the inability of Vingroup to provide the support that it requires, it may result in a breach of the terms of VinFast’s financing arrangements.

Any inability to raise financing on commercially acceptable terms or at all could result in VinFast’s failure to implement its business plans and strategy or cause VinFast to experience disruptions in its operating activities, and its business, financial condition, results of operations, cash flows and prospects would be materially and adversely affected.

VinFast faces risks associated with being a new entrant in the EV industry and the marketing and sale of its EVs in international markets where it only recently began delivering vehicles.

VinFast was established in Vietnam in 2017 and commenced the delivery of ICE vehicles in 2019. VinFast’s operations prior to 2021 have focused primarily on the manufacture and sale of ICE vehicles and electric scooters. In 2021, VinFast began delivering its first EV model in Vietnam, the VF e34, and in 2022, it began accepting reservations for its second to fourth models, the VF 8, VF 9, and VF 5, with VF 8 deliveries commencing in September 2022 in Vietnam and in March 2023 in the U.S., and VF 9 and VF 5 deliveries commencing in March and April 2023, respectively, in Vietnam.

VinFast has faced and may continue to face many of the risks and challenges typically associated with commencing operations in the relatively new EV industry. VinFast began U.S. deliveries of the VF 8 in March 2023 from its initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. The “City Edition” was VinFast’s first version of the VF 8 to go through the relevant testing and approval processes in the U.S. and therefore completed those processes and was available for delivery sooner than the VF 8 (87.7 kWh battery). VinFast offered a $3,000 discount on the VF 8 “City Edition” to select customers who had made reservations for the VF 8 in the U.S. The “City Edition” is also available on a 24-month or 36-month lease basis for California residents only. Customers were given the option to receive the “City Edition” at the discounted price or maintain their existing reservation for the VF 8 (87.7 kWh battery). Certain customers who opted to take delivery of the VF 8 “City Edition” may be eligible for the VinFast Lease Forward Program after 12 months of leasing, and subject to the terms and conditions of the program, would be able to exchange their VF 8 “City Edition” for the VF 8 (87.7 kWh battery) with equivalent trim. Customers may prefer to wait for the VF 8 (87.7 kWh battery) rather than purchase or lease the “City Edition,” or cancel their reservations entirely. In April 2023, VinFast dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) and plans to deliver the VF 8 vehicles from this shipment to North American customers in the second half of 2023 that use battery components that will result in a longer driving range than the VF 8 “City Edition”. Deliveries in Europe are expected to begin in the second half of 2023. Our ability to deliver the VF 8 (87.7 kWh battery) on schedule will depend on our ability to complete EPA testing and obtain the necessary approvals and licenses, which we completed and obtained in May 2023. Further delays in deliveries of the VF 8 (87.7 kWh battery) could potentially lead to increases in cancelations, customer dissatisfaction or negative publicity.

Unforeseen risks associated with moving from an ICE to EV manufacturer could adversely affect VinFast. It may be difficult to predict VinFast’s future revenues and appropriately budget for its expenses given its relatively limited operating history in the EV industry. VinFast’s future success will depend on its ability to continue designing, producing and selling safe, high-quality vehicles as it transitions to being an EV-only manufacturer.

In addition, a significant part of VinFast’s growth strategy entails the marketing and sale of its EVs in markets outside of Vietnam. VinFast’s growth strategy will expose it to a number of risks, including, but not limited, to:

•	competition with other manufacturers whose brands are more well known in the local target market and who may have more experience and financial resources;

•	increased costs associated with developing and maintaining effective marketing, sales and service network and distributing presence in various countries;

•	risks associated with establishing and maintaining manufacturing operations in new jurisdictions;

•

unanticipated changes in prevailing economic conditions and regulatory requirements, such as rising inflation, interest rate increases by the U.S. Federal Reserve and other central banks, the availability and cost of credit and economic recession or fears thereof;

•

challenges related to compliance with different commercial, legal and regulatory requirements of the new markets in which VinFast offers, or plans to offer, its products and services, including the potential for unexpected timing delays and additional costs;

•

VinFast’s ability to expand its charging network, increase the number of available charging stations and charging points, offer fast charging and continue to improve its electric charging infrastructure;

•	VinFast’s ability to offer its EVs and services, including after-sales services, at attractive prices;

•	VinFast’s ability to adopt new technologies and advance its technological capabilities;

•

VinFast’s ability to effectively manage its intended rapid growth, including increased order volume and the launch and production of multiple new EV models concurrently. For example, VinFast began delivering the VF e34 (C-segment) in 2021, the VF 8 (D-segment) in 2022 in Vietnam and the VF 5 (A-segment) and VF 9 (E-segment) in 2023 in Vietnam, and it plans to begin delivering the VF 6 (B-segment) and VF 7 (C-segment) in 2023 and the VF 3 in late 2024. The successful roll out of multiple vehicles within a short span of time, particularly as a new entrant in the EV industry may subject VinFast to additional risks which could impact VinFast’s reputation;

•

VinFast’s ability to produce and deliver its EVs on schedule and with the targeted specifications, which may depend on factors beyond its control, including vehicle licensing and safety and other certification processes in its target markets;

•	fluctuations in foreign currency exchange rates;

•

changes in EV subsidy policies in VinFast’s target markets that adversely affect the availability or level of subsidies to VinFast and/or its ability to compete with domestic EV makers in such markets;

•	costs associated with shipping and logistics for transporting VinFast’s products to end markets;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	different safety concerns and measures needed to address accident-related risks in different countries and regions; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses.

Any of the factors described above may have a material adverse effect on VinFast’s business, financial condition, results of operations, cash flows and prospects.

VinFast’s brand, reputation, public credibility and consumer confidence in its business could be harmed by negative publicity, and VinFast may not succeed in growing its brand in markets outside Vietnam.

VinFast’s business and prospects are affected by its ability to grow its brand in markets outside Vietnam. VinFast expects that its ability to develop, maintain, and strengthen credibility and confidence in its brand will depend on the acceptance of its vehicles in new markets, its ability to deliver vehicles that meet its target specifications within the announced delivery schedules, general customer satisfaction and the success of its marketing and branding efforts, among other factors.

VinFast’s reputation and brand are vulnerable to threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. As a new entrant in the EV industry and Vietnam’s first global EV manufacturer, VinFast has received, and expects it and its EVs to continue to receive, heightened attention and scrutiny, including in the media in its international target markets and on social media, and particularly as it begins to deliver its vehicles in international markets in larger quantities in 2023 and beyond.

Any negative media or social media coverage, reviews or reviews that compare VinFast unfavorably to competitors could adversely affect its brand, consumer confidence and demand for its vehicles. For example, VinFast has been the subject of negative press in relation to its introduction of the VF 8 “City Edition” in the U.S. market and the VF 8 “City Edition” shorter driving range compared to its forthcoming VF 8 (87.7 kWh battery), delays in U.S. deliveries of the VF 8 and the reduction of its workforce in the U.S. and Canada as it sought to optimize its North America operations. In October 2022, VinFast recalled approximately 700 of its VF e34 vehicles, which it sells exclusively in Vietnam, after being informed by its airbag supplier that certain side impact sensors for the airbags could malfunction. In February 2023, VinFast recalled approximately 2,700 of its VF 8 vehicles sold in Vietnam to repair the bolts that connect the front brake caliper to the steering knuckle in the recalled vehicles, and performed the same repair on other VF 8 vehicles in its global inventory. In May 2023, VinFast recalled 999 of its VF 8 vehicles in the U.S. to install a software update for the vehicle’s multimedia display screen after VinFast’s routine performance monitoring identified that the display intermittently appeared blank during operation. See “—VinFast may be unable to adequately control the costs associated with its operations.”

Such recalls, whether voluntary or involuntary, and delays in production, shipment and/or delivery of vehicles could harm VinFast’s reputation, particularly as a new entrant, and discourage additional reservations and vehicle sales, and otherwise materially and adversely affect its business and operations. Negative publicity about VinFast could lead customers to cancel reservations and affect its ability to attract new reservations and to attract and retain suppliers, other business partners, management and key employees, which in turn could adversely affect its reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against VinFast by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against VinFast, perceptions of inappropriate business conduct by VinFast or perceived wrongdoing by any member of VinFast’s management team, among other things, could substantially damage its reputation and public credibility and cause it to incur significant costs to defend itself. Any negative market perception or publicity regarding VinFast’s suppliers or other business partners that it closely cooperates with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on VinFast’s brand, public credibility and customer confidence in its products, or subject it to regulatory inquiries, investigations or lawsuits. VinFast’s management may be required to dedicate significant time and it may incur additional costs on marketing activities to respond to negative publicity directed at VinFast and rehabilitate its brand and reputation.

Any negative media publicity about the EV industry or product or service quality problems of other automakers in the industry in which VinFast operates, including its competitors, may also negatively impact VinFast’s brand, public credibility and consumer confidence by association, and may also affect the value of your investment.

VinFast’s long-term results depend upon its ability to successfully introduce and market new products and services, which may expose VinFast to new and increased challenges and risks.

VinFast’s growth strategy depends in part on its ability to offer a competitive EV offering relative to its peers and to continue augmenting its “technology for life” offering, increase its global reach to meet demand, innovate its commercial approach, expand its vehicle offerings (including in response to customer and industry feedback), enhance and refine its service offering, pursue enhanced manufacturing automation and capacity expansion, broaden its ancillary revenue streams, pursue organic and inorganic growth opportunities and promote and invest in its ESG initiatives. In particular, pricing and driving range are key competitive factors in the EV industry.

As VinFast introduces new vehicles and services or refines, improves or upgrades versions of existing vehicles and services, it cannot predict the level of market acceptance or the amount of market share these vehicles or services will achieve, if any. VinFast has delays in its initial delivery targets and cannot assure you that it will not experience material delays in the entry into new markets and the introduction of new products and services in the future. VinFast offered the “City Edition” VF 8 in the U.S. on a one-time, limited basis to commence deliveries of its VF 8 model. The “City Edition” VF 8 has a lower range per charge than VF 8 (87.7 kWh battery) and is being offered at a $3,000 discount to the suggested retail price of the VF 8 (87.7 kWh battery) to encourage customers who have existing reservations of the VF 8 to take delivery of the VF 8

“City Edition” instead of waiting for the VF 8 (87.7 kWh battery). VinFast commenced deliveries of the VF 5 and VF 9 in early 2023 in Vietnam. VinFast also plans to begin delivering the VF 8 (87.7 kWh battery), VF 6 and VF 7 in 2023, and the VF 3 in late 2024. If there are any delays in the delivery of the new versions or models, or they do not perform as expected or otherwise are not well-received by the market, VinFast’s prospects would be materially and adversely impacted. Consistent with VinFast’s strategy of offering new vehicles and vehicle refinements, it expects to continue to use a substantial amount of capital for product refinement, research and development, and sales and marketing.

If VinFast is unable to successfully implement its long-term growth strategy, its business, financial condition, results of operations, cash flows and prospects could be adversely affected.

The automotive market is highly competitive, and VinFast may not be successful in competing in this industry.

The automotive industry is highly competitive. VinFast competes on many factors, including pricing, TCO, brand recognition, product quality, features (including driving range) and designs, after-sales service and manufacturing scale and efficiency.

VinFast competes for sales with established EV manufacturers and new entrants, including established ICE vehicle manufacturers that have entered or are seeking to enter the EV segment, earlier entrants into the EV industry and new EV companies. Some of VinFast’s competitors may have established market positions, well known brands and relationships with customers and suppliers. Competition for EVs could intensify in the future, including due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, new market entrants into the EV space and consolidation in the worldwide automotive industry. VinFast expects that more competitors will enter the EV market, and these new entrants will further increase competition. Further, VinFast may experience increased competition for components and other parts of its vehicles, which may have limited supply.

VinFast also competes across an array of factors, any of which could affect the competitiveness of its EV offerings, including pricing and total cost of ownership, driving range, brand recognition, product design, quality of after-sales services and manufacturing scale and efficiency. For example, in January 2023, the EV industry experienced a series of price reductions following the announcement of price cuts by one of the major industry players. VinFast has also decided to offer the VF 8 “City Edition” in the U.S. at a $3,000 discount to the suggested retail price of the VF 8 (87.7 kWh battery) and has also offered the leasing option for the VF 8 “City Edition” at a significantly discounted lease price. VinFast monitors competitive factors on an ongoing basis and may from time to time adjusts its prices and provides promotions due to competitive factors beyond its control, such as industry trends and pricing pressure, could adversely affect its margins and profitability.

Competition in automotive industry could further intensify in the future in light of increased demand, continuing globalization and consolidation in the worldwide automotive industry, among other factors. Increased competition may lead to lower sales or further downward pricing pressure on the VF 8 or on other models, which may adversely affect VinFast’s business, financial condition, results of operations, cash flows and prospects.

VinFast’s markets its EVs in multiple markets that use different driving range testing standards while its EVs are in different stages of development. In addition, the driving range and overall performance of VinFast’s EVs will depend on many factors beyond VinFast’s control, including driving habits and conditions. Therefore, the advertised driving range, certified driving range and actual driving performance of VinFast’s EVs may all differ. As a result, VinFast may be subject to negative publicity, and its business may be adversely affected even if such press is inaccurate.

EVs are required to undergo various testing and approval processes, including driving range certification according to EPA (in the U.S.) or WLTP (in Europe) standards, before they can be sold in a particular market. EPA testing standards typically produce a lower driving range than WLTP testing standards. Marketing and advertising for the EV generally begins before these testing and approval processes are complete and therefore may use internal company estimates of features such as driving range. VinFast has or will promote its EVs using the WLTP or EPA driving range (depending on the market and stage of development), and not necessarily both ranges, in different instances. In addition, the estimated and certified driving ranges of VinFast’s EVs may differ. Finally, VinFast offers its EVs in various trims that have different performance capabilities (for example, VinFast’s Plus trim vehicles typically have luxury features than the Eco trim version of the same vehicle, but a lower driving range). Any one or more of these factors related to driving range may attract negative media coverage that can harm VinFast’s reputation, brand and demand for its EVs and may lead to customer dissatisfaction.

Potential investors should also take note of the section “Presentation of Financial and Other Information,” which explains the presentation of WLTP and EPA driving range data in this proxy statement/prospectus and the inherent limitations to consistency and comparability of that data.

VinFast may be unable to adequately control the costs associated with its operations.

VinFast has devoted significant capital to developing and growing its business, including establishing its manufacturing factory in Vietnam, designing and developing its EV models, the VF e34 (C-segment), VF 8 (D-segment), VF 9 (E-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment) and VF 3 (mini cars segment), purchasing and maintaining equipment and tooling, procuring required parts and raw materials, building its network of sales and servicing infrastructure through its partnerships and developing its charging infrastructure in Vietnam. VinFast expects to incur further costs that will impact its profitability, including costs associated with developing new EV models, upgrading existing models, procuring car components and raw materials, ramping up production at its manufacturing facility in Hai Phong, establishing new manufacturing facilities, hiring and retaining qualified employees to meet its growing business needs, further expanding its charging infrastructure in Vietnam and internationally and marketing its EVs and its brand in existing and new markets and other after-sale policies. These costs may increase due to many factors, including factors beyond VinFast’s control, such as higher transportation costs, currency fluctuations, tariffs, inflation and adverse economic or political conditions.

In June 2023, we announced an additional goodwill after-sales policy that provides eligible customers with cash or service vouchers if their vehicles experience a technical issue that requires servicing. The policy applies to VinFast customers in all markets from June 15, 2023 until further notice, and the level of support varies across markets and based on the types of issue.

The prices for parts and raw materials may fluctuate depending on factors beyond VinFast’s control, including market conditions, inflation, supply chain shortages and global demand for these materials. Inflationary pressures in 2021 and 2022 increased VinFast’s commodity, freight and raw material costs and the effects of inflation may have an adverse impact on its costs, margins and profitability in the future. VinFast’s initiatives to alleviate inflationary pressures may not be successful or sufficient.

In addition, VinFast has been and in the future may be required to recall its EVs for performance or safety-related issues. In October 2022, VinFast recalled approximately 700 of its VF e34 vehicles, which it sells exclusively in Vietnam, after being informed by its airbag supplier that certain side impact sensors for the airbags could malfunction. As of May 31, 2023, VinFast has completed servicing on over 88.5% of the recalled VF e34 vehicles. In February 2023, VinFast recalled approximately 2,700 of its VF 8 vehicles sold to retail customers in Vietnam to repair the bolts that connect the front brake caliper to the steering knuckle in the recalled vehicles, and performed the same repair on other VF 8 vehicles in its inventory. As of May 31, 2023, VinFast has completed servicing on approximately 96.0% of the recalled VF 8 vehicles. In May 2023, VinFast recalled 999 of its VF 8 vehicles in the U.S. to install a software update for the vehicle’s multimedia display screen after VinFast’s routine performance monitoring identified that the display intermittently appeared blank during operation.

Any future recalls such as these will require VinFast to incur additional costs and, if significant, could have a material adverse effect on its results of operations, financial condition and cash flows. Furthermore, there can be no assurance that VinFast will be willing or able to recover any increased costs by increasing the prices of its EVs. Future increases in the cost of shipping, parts or raw materials could increase VinFast’s costs and lower its margins. If VinFast is unable to design, develop, manufacture, market, sell, and service its vehicles and provide services in a cost-efficient manner, its margins, profitability, and prospects would be materially and adversely affected.

VinFast’s results of operations reflect sales of ICE vehicles in Vietnam even though it ceased production of ICE vehicles and completed the ICE Assets Disposal during that year.

In connection with VinFast’s strategic decision to transform into an EV-only manufacturer, it fully phased-out production of ICE vehicles and completed the ICE Assets Disposal to VIG in early November 2022. For more information about the ICE Assets Disposal, see “VinFast’s Business—Corporate History and Structure—Phase-out of ICE Vehicle Production.” Notwithstanding VinFast’s cessation of ICE vehicle production in early November 2022, its results of operations for 2022 and the three months ended March 31, 2023 include the results of its ICE vehicle manufacturing business because, while it ceased production of ICE vehicles in November 2022, VinFast recognizes revenue for each ICE vehicle at the time that the vehicle is delivered to the customer. In addition, VinFast has an insignificant number of ICE vehicles remaining to be sold in Vietnam in 2023.

VinFast’s has retained all servicing, warranty and other obligations and liabilities related to ICE vehicles that it has produced and it has retained all rights, obligations and liabilities under ICE vehicle-related supplier contracts that it is not able to novate to VIG or other parties outside of its Group. VinFast’s has incurred and will incur additional costs associated with break fees or settlement costs related to its outstanding obligations under such contracts, which will be recorded in VinFast’s consolidated statements of operations as compensation expenses. VinFast’s has also extended the warranty policy for all ICE vehicles sold and to be sold (which are ICE vehicles that VinFast produced prior to ceasing its ICE manufacturing operations and are scheduled to be delivered) to the earlier of 10 years or the first 200,000 kilometers. Accordingly, VinFast expects to incur costs in the future related to legacy ICE vehicles warranties.

In addition, certain of these ICE vehicle components and spare parts suppliers are also VinFast’s intended suppliers for its EV vehicles and any differences or disputes in respect of ICE vehicle supply contracts could adversely affect its general business relationship and its ability to acquire necessary EV vehicle parts and components, which in turn could adversely affect VinFast’s business, financial condition, results of operations, cash flows and prospects.

VinFast’s historical results of operations are not, and its past growth may not, be indicative of its future performance or prospects.

This proxy statement/prospectus includes financial information as of December 31, 2021 and 2022 for the years then ended and as of March 31, 2023 and for the three months ended March 31, 2022 and 2023 derived from the consolidated financial statements of VinFast Auto Pte. Ltd.

VinFast operated primarily as an ICE vehicle manufacturer prior to 2022. In January 2022, VinFast announced its strategic decision to cease ICE vehicle production to transform into a pure-play manufacturer of EVs. In early November 2022, VinFast fully phased-out production of ICE vehicles and completed the ICE Assets Disposal to its shareholder, VIG. In 2022, while gradually phasing out VinFast’s legacy ICE vehicle manufacturing operations, it also invested in R&D for new EV models and ramped up production of its EVs, leading to its initial deliveries of the VF e34 and VF 8 in Vietnam. During the year, VinFast also grew its footprint outside of Vietnam by opening reservations for the VF 8 and VF 9 in North America and Europe and making its initial shipment of the VF 8 “City Edition” to the U.S. in December 2022. In early 2023, VinFast commenced delivery of the VF 5 and VF 9 in Vietnam and the VF 8 “City Edition” in the U.S. In April 2023, VinFast dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) and plans to deliver the VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. For these reasons, VinFast believe that its results of operations during the periods presented in this proxy statement/prospectus are not comparable. Moreover, the historical financial information included in this proxy statement/prospectus may not be indicative of VinFast’s future performance or prospects. VinFast has experienced rapid growth of its business in the past as an ICE vehicle manufacturer with operations focused on its home market of Vietnam where its parent company’s Vingroup brand is well recognized, VinFast offer a range of marketing initiatives and promotions and VinFast believe domestically produced vehicles have certain competitive advantages. There can be no assurance that VinFast will be able to achieve similar rapid growth of its business in its international markets where the business, regulatory and consumer landscapes may differ significantly from Vietnam. As such, VinFast’s past growth and historical financial results of operations may not be indicative of its future performance or prospects.

VinFast is dependent, directly and indirectly, on suppliers for component parts and raw materials. Suppliers may fail to deliver components and raw materials according to VinFast’s schedule and at prices, quality and volumes acceptable to it.

VinFast depends on third-party suppliers for key components in its vehicles, including battery packs, axles, chassis, seats, semiconductor chips, interior parts, and steering columns. VinFast also procures raw materials required to manufacture and assemble its vehicles, such as steel, aluminum and resin. Raw materials such as these are also used by VinFast’s battery cell suppliers. Raw materials may be subject to price fluctuations due to various factors beyond VinFast’s control, including market conditions and global demand for these materials, which may directly or indirectly, have an adverse impact on its operating costs and profit margins. The supply chain exposes VinFast to multiple potential sources of delivery failure or component shortages.

If suppliers become unable to provide, or experience delays in providing components and raw materials, VinFast’s business could be disrupted, including VinFast’s ability to meet its targeted schedules for vehicle deliveries and the rollout of new features. If existing supply agreements are terminated or renewed on less favorable terms, VinFast may face difficulty or delays in finding replacement suppliers able to provide components or other supplies of comparable quality. Any such alternative suppliers may be located a long distance from VinFast’s manufacturing facilities, which may lead to increased costs or delays, or the terms of such new agreements may be made on less favorable terms. If VinFast’s manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips, with respect to which there has been a global shortage, VinFast would not be able to find alternative sources in a timely manner and its business would be adversely impacted.

VinFast sources the battery cells and battery packs in its EVs from third party suppliers. Driving range is a key competitive factor in the EV industry, and VinFast’s success depends in part on its ability to continue to deliver efficient EVs as it develops future EV offerings. VinFast’s success depends, in turn, on the ability of its battery partners to deliver high-quality and high-capacity battery components that will allow VinFast to provide a competitive EV offering in terms of driving range and to do so in quantities that meet VinFast’s requirements as it grows.

VinFast’s battery suppliers include its affiliate, VinES, which is a key battery pack supplier to VinFast and is in the process of developing battery cell production capabilities in Vietnam. While VinFast has not experienced a material disruption in the manufacture of its vehicles due to any shortages in the supply of battery cells, it cannot assure you that it will be able to continue to obtain a sufficient number of battery cells, components or battery packs at a reasonable cost to support its operations. VinFast cannot assure you that VinES, a recently established EV battery supplier, and other third-party suppliers will be able to meet VinFast’s battery cell and battery pack requirements in the manner that VinFast expects. Furthermore, as VinFast seeks to increase its production capacity in the future, the impacts of global supply constraints, if they continue, may be magnified in the future.

Changes in business or macroeconomic conditions, governmental regulations and other factors beyond VinFast’s control or that it does not presently anticipate could affect its ability to receive components from suppliers. Such events could pose challenges or delays to the construction of, and ramp up at, new facilities, such as VinFast’s planned manufacturing facility in North Carolina, by adversely impacting the availability or costs of raw materials and components used in the construction of such facilities or production of its vehicles. Under VinFast’s supply agreements, it has in the past, and could again in the future, be subject to penalties and price adjustments as a result of any volume shortfalls in its orders.

Concerns over inflation, geopolitical issues, global financial markets and the COVID-19 pandemic have led to increased economic instability and expectations of slower global economic growth. For example, following Russian military actions related to Ukraine in February 2022, commodity prices, including the price of oil, gas, nickel, copper and aluminum, have increased. Such disruptions to the global economy, together with inflationary pressures, has at times disrupted, and in the future may disrupt, the global supply chain and affect VinFast’s ability to secure (or the cost of securing) components, raw materials or other supplier. In the past, global supply chain disruption has in turn adversely impacted the delivery schedule for its vehicles. An increase in raw material costs may require VinFast to increase its product prices, which could adversely impact its price competitiveness. In 2022, as the pandemic-related economic instability eased, the U.S. Federal Reserve started tapering its quantitative easing monetary policies in response to elevated inflation levels (from high food and energy prices and broader pressures) and supply and demand imbalances. The U.S. Federal Reserve raised the benchmark federal-funds rate from near-zero in March 2022 to 5% to 5.25% in May 2023 and it is possible that the U.S. Federal Reserve will continue to increase the funds rate. The financial conditions of banking institutions have come under severe pressure and deterioration, as exemplified by the proposed restructuring of several banks in the first half of 2023, driven by bank runs or simultaneous withdrawals by depositors due to various reasons, including lack of confidence in the banking system. These developments may adversely impact global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and fears of a recession. A prolonged period of extremely volatile and unstable market conditions would likely increase our funding costs and negatively affect market risk mitigation strategies.

Suppliers may experience disruptions in their operations, including due to equipment breakdowns, labor strikes or shortages, shipping container shortages, financial difficulties, natural disasters, component or material shortages, cost increases, acquisitions, changes in legal or regulatory requirements, or other similar problems. The unavailability of any component or supplier could, if not covered by contingency supplier plans, result in delays in production, deliveries and rollouts of new EV models and new features, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting VinFast’s products and services. A portion of VinFast’s parts and components are obtained through short- and medium-term orders rather than long-term supply agreements. This may expose VinFast to fluctuations in prices of components, materials and equipment.

Semiconductor chips are a vital input component to the electrical architecture of VinFast’s EVs. There has been a global shortage of semiconductor chips since 2020, due in part to the COVID-19 pandemic and increased demand for consumer electronics that use these chips. Although VinFast has sought to manage the impact of the shortage through proactive inventory management and close collaboration with its suppliers, the shortage has resulted in increased chip delivery lead times and increased costs to source available semiconductor chips, which has led to delays in its production. To the extent this semiconductor chip shortage continues, and VinFast is unable to mitigate the effects of this shortage, it may incur higher production costs and its ability to deliver its vehicles on schedule and in sufficient quantities to fulfill customer reservations and to support its growth through sales to new customers would be adversely affected. In addition, VinFast may be required to incur additional costs and expenses in managing ongoing chip shortages, including additional research and development expenses, engineering design and development costs in the event that new suppliers must be onboarded on an expedited basis. Further, ongoing delays in production and shipment of vehicles due to a continuing shortage of semiconductor chips may harm VinFast’s reputation and discourage additional reservations and vehicle sales, and otherwise materially and adversely affect its business and operations. Other shortages may occur in the future and the availability and cost of the affected components may be difficult to predict.

Cyber-attacks and malicious internet-based activity directed at supply chains have increased in frequency and severity, and VinFast cannot guarantee that third parties and infrastructure in its supply chain or its third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to its information technology systems or the third-party information technology systems that support it and its services. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in its operations, loss of data, and income, reputational harm, and diversion of funds. While VinFast conducts risk assessments and gap analyses and have implemented monitoring and defense solutions for its networks, devices applications, data, system processes and users and designed its EVs to comply with cyber-security standards in the relevant target markets and to offer in-vehicle solutions to protect them from and respond to risks in real time, there can be no assurance that any mitigation measures that it has taken or will take will be successful in preventing or minimizing the consequences of cyber-attacks or similar incidents.

VinFast’s success will be dependent upon its ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers.

VinFast’s success will be dependent upon its ability to maintain its relationships with existing suppliers and enter into new supplier agreements. VinFast relies on suppliers to provide key components and technology for its vehicles. Supplier agreements that VinFast has, and may enter into with key suppliers in the future, may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. In addition, if VinFast’s suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, VinFast would be required to take measures to ensure components and materials remain available. Any supply chain disruption could affect VinFast’s ability to deliver vehicles and could increase VinFast’s costs and negatively affect VinFast’s liquidity and financial performance.

The process of establishing manufacturing facilities outside of Vietnam, and expanding VinFast’s capacity within Vietnam, may be subject to delays or cost overruns, may not produce expected benefits or may cause it to not meet its projections for future production capacity.

VinFast is planning to establish manufacturing facilities outside of Vietnam and have identified the U.S. for its initial international expansion. In addition, VinFast plans to expand its capacity at its Hai Phong facility. VinFast’s ability to meet delivery timelines could be impacted, which would impact its sales volume and could impact its reputation. Construction and expansion of EV manufacturing facilities involve significant risks and capital. Unforeseen events could lead VinFast to adjust its plans and impact its projected production capacity. VinFast could experience construction delays or other difficulties beyond its ability to control or predict. Any failure to complete these capital-intensive projects on schedule and within budget could adversely impact VinFast’s business, financial condition, results of operations, cash flows and prospects. Construction projects are subject to supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, pollution and hazardous waste discharge permits, work safety approvals, fire protection approvals and the completion of inspection, acceptance and other applicable procedures by relevant authorities. There may also be delays and foreseen costs in obtaining the relevant licenses, permits and approvals to operate these facilities, which in turn could impact VinFast’s business, financial condition, results of operations, cash flows and prospects.

VinFast’s reservations may not result in completed sales of its vehicles and its actual vehicle sales and revenue generated for their sales could differ materially from the number of reservations received.

VinFast’s reservation program for its vehicles requires customers to place a small reservation fee. Each reservation fee is cancellable and fully refundable without penalty until the customer enters into a sale and purchase agreement for the vehicle they select. VinFast has experienced cancelations in the past, and it is possible that a significant number of customers who reserved its vehicles, including corporate customers and third party dealers with multi-vehicle orders as well as customers that have reserved multiple EVs, may not ultimately complete their purchases for any reason, including due to reasons and factors which may be outside of

VinFast’s control, such as rising inflation, deterioration of economic conditions in its end markets, and the availability and cost of consumer credit. VinFast does not typically verify the identity of customers making reservations. Customers who have made reservations may have made reservations for multiple vehicles while deciding which vehicle to ultimately purchase and may continue to evaluate the attractiveness of vehicle pricing and other factors, in each case up until the time they are given the opportunity to place orders. The wait time from the time a reservation is made until the time the vehicle is delivered, and any delays beyond expected wait times, could impact consumer decisions on whether to ultimately make a purchase and result in customer dissatisfaction. From time to time, VinFast has experienced delayed vehicle deliveries which have resulted in customer dissatisfaction, and there can be no assurance that this will not happen again in the future. As VinFast recognizes revenue upon the sale of a vehicle at the time the vehicle is delivered to the customer, its reservation numbers may not be indicative of its future revenue generations and prospects. Furthermore, a portion of its reservations represent reservations made by Vingroup employees who receive discounts on interest payments with respect to vehicle financing as employees of Vingroup-affiliated companies. As a result, VinFast’s historical pace of attracting reservations may not be indicative of its pace of attracting reservations in the future.

VinFast’s future growth is dependent on the demand for, and upon consumers’ willingness to adopt EVs, which may be affected by various factors, including developments in EV or alternative fuel technology.

VinFast’s future growth is dependent on the demand for, and upon consumers’ willingness to adopt EVs. Demand for EVs may be affected by many factors, such as factors directly impacting EV prices or the cost of purchasing and operating EVs such as sales and financing incentives, prices of raw materials and parts and components, cost of petroleum and governmental regulations, including tariffs, import regulations, evolving technical regulations and standards, and other taxes. Concerns over global economic conditions, stock market volatility, energy costs, geopolitical issues, inflation and central banks’ decisions to increase interest rate increases in response, the availability and cost of credit, and slowing of economic growth and forecasts of a recession in VinFast’s target markets and the global economy may dampen demand for EVs. Demand for EVs may also be adversely affected by increases in demand for ICE vehicles relative to demand for EVs, which in turn may be driven by many factors. Volatility in EV demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect VinFast’s business, prospects, financial condition, results of operations, and cash flows.

The market for EVs is still evolving, characterized by changing EV and alternative fuel technologies, a competitive pricing environment, evolving government regulations and industry standards, and changing consumer demands and behaviors. VinFast may be unable to keep up with changes in EV technology or alternatives to battery-generated electricity as a fuel source and, as a result, its competitiveness may suffer. Developments in alternative fuel technologies, such as hydrogen, ethanol, fuel cells, or compressed natural gas, may materially and adversely affect VinFast’s business and prospects in ways it does not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as consumer’s preferred alternative to VinFast’s vehicles. As technologies change, VinFast will need to source and integrate the latest technology into its vehicles. The introduction and integration of new technologies into VinFast’s vehicles may increase its costs and capital expenditures required for the production and manufacture of its vehicles. Any failure by VinFast to cost efficiently implement new technologies or adjust its manufacturing operations could adversely affect its business, prospects, financial condition, results of operations, and cash flows.

If there is inadequate access to EV charging stations or related infrastructure, VinFast’s business may be materially and adversely affected.

Demand for VinFast’s vehicles will depend in part upon the availability and quality of VinFast’s charging infrastructure. In Vietnam, VinFast faces risks associated with owning and operating its EV charging station network and must ensure that its network reach and infrastructure is sufficient to meet its customers’ needs. Outside of Vietnam, VinFast markets its VinFast Power Solutions program and its ability to provide its customers with stress-free charging services, including access to a network of charging stations through strategic partnerships. In the U.S., VinFast relies on its partners, Electrify America and EVgo, to provide its U.S. customers with charging solutions at their networks of EV charging stations.

VinFast’s partners’ charging infrastructure could be impacted by challenges such as:

•	logistics issues, including any delays or disruptions in the provision of charging services at the charging stations;

•	integration with electronic payment platforms;

•	successful integration of VinFast’s EVs with third-party charging networks;

•	inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles, charging equipment or real or personal property;

•	obtaining any required permits, land use rights and filings;

•	the potential for lack of customer acceptance of VinFast’s partners’ charging solutions; and

•	the risk that government support for EV and alternative fuel solutions and infrastructure may not continue.

While the prevalence of charging stations generally has been increasing, charging station locations are currently less widespread than gas stations in all of VinFast’s target markets. The lack of more widespread charging infrastructure could lead to potential customers choosing not to purchase VinFast’s EVs. Although VinFast intends to establish far-reaching charging networks in its target markets, VinFast and its charging solutions partners may be unable to expand their charging networks as fast as they intend or as the public desires, or to place the charging stations in places VinFast’s customers believe to be optimal. There can be no assurance that VinFast’s partners will continue to work with VinFast on terms acceptable to VinFast’s, or at all. To the extent VinFast or its charging solutions partners are unable to meet customer expectations or experience difficulties in providing charging solutions, VinFast’s reputation and business may be materially and adversely affected. If VinFast is unable to meet user expectations or experience difficulties in providing its charging solutions, its business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers could have a material adverse effect on VinFast’s business, financial condition, results of operations, cash flows and prospects.

Any reduction, elimination, alteration, ineligibility, unavailability or discriminatory application of government subsidies, favorable trade policies and free trade agreements and economic incentives that VinFast currently or expects to receive may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or VinFast’s vehicles. In particular, VinFast benefit from favorable tax concessions in Vietnam and the U.S. For example, in Vietnam, VinFast is entitled to corporate income tax incentives for investment projects in certain economic zones under Vietnam’s Law on Investment and the Law on Corporate Income Taxes (and its implementing regulation). As a result of such tax incentives, for the years ended December 31, 2021 and 2022 and the three months ended March 31, 2023, VinFast Vietnam was entitled to a preferential tax rate of 10% and CIT exemption, resulting in an effective tax rate of 0%. These income tax incentives will be phased out gradually over the years until 2033. The phase-out and expiry of the corporate income tax incentives may adversely affect VinFast’s results of operations. Conversely, applicable laws may impose additional barriers to electric vehicle adoption, including additional costs and adversely affect the growth of the alternative fuel automotive markets and VinFast’s business, financial condition, results of operations, cash flows and prospects. Incentives may also be put in place which benefit alternative technologies, which could adversely impact demand for EVs.

In certain markets, customers may also benefit from government incentives for the purchase of electric vehicles in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives may lower customer purchase costs or provide savings in connection with the purchase of EVs or use of EV infrastructure. For example, the IRA provides tax credits in connection with the purchase of certain EVs through 2032. However, in order for the purchase of an EV to qualify for such credits, the EV must satisfy certain requirements, including, among others, that a specified percentage of the value of the battery components in the EV be manufactured or assembled in the U.S., the final assembly of the vehicle be conducted in the U.S., the retail price of the vehicle not exceed a specified threshold which varies by vehicle type and eligible taxpayers must have incomes below certain thresholds. In 2022, VinFast entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in North Carolina. Commissioning of the facility is targeted for 2025. Once this facility commences operations and final assembly of VinFast’s EVs, VinFast’s customers in the U.S. may be able to be entitled to this tax credit, subject to, among other things, their income eligibility as well as VinFast’s ability to meet requirements on battery components and critical minerals. VinFast is monitoring the issuance of the detailed guidance on these requirements by the Internal Revenue Service (“IRS”) and will be evaluating the guidance’s implications on its supply chain ecosystem in order to satisfy such requirements. If purchases of VinFast’s EVs are not able to qualify for tax credits under the IRA, demand for its EVs may decrease. There is uncertainty as to the expected benefit or impact from the IRA due to the IRA’s eligibility criteria related to consumer income, battery components and critical minerals. In addition, under the IRA, qualifying used EVs will also be eligible for a tax credit, which could cut into the sales of new EVs. Further, to the extent VinFast’s vehicles now or in the future benefit from incentives, incentives may take time to be disbursed and may not impact customer purchase decisions as expected. Incentives may also expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. There is no guarantee that the rebates, tax credits or other financial incentives for alternative energy production, alternative fuel, and EVs which have been made available will be available in the future. If current tax incentives are not available in the future, demand for EVs may stagnate or decline, which could adversely affect VinFast’s business, financial condition, results of operations, cash flows and prospects.

If VinFast fails to maintain an effective system of internal control over financial reporting in the future, it may not be able to accurately and timely report its financial condition, results of operations or cash flows, which may adversely affect investor confidence.

The Sarbanes-Oxley Act requires, among other things, that VinFast maintains effective internal control over financial reporting and disclosure controls and procedures. VinFast commenced the process of documenting and testing its control procedures in the fourth quarter of 2022 in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, and during the course of this assessment it may identify certain weaknesses and deficiencies in its control over financial reporting other than those summarized below. Beginning with VinFast’s second annual report following the consummation of the Business Combination, it will be required pursuant to SEC rules to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by VinFast’s management in internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of VinFast’s annual or interim financial statements will not be prevented or detected on a timely basis. In addition, VinFast’s independent registered public accounting firm will be required to formally attest to and report on the effectiveness of its internal control over financial reporting pursuant to the SEC rules commencing the later of the year following its first annual report required to be filed with the SEC or the date it is no longer an “emerging growth company” (“EGC”) (as defined in the JOBS Act). See “—Risks Related to Being a Public Company—VinFast will incur increased costs as a result of being a public company, particularly after it ceases to qualify as an “emerging growth company.” At the time when VinFast is no longer an EGC, its independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which VinFast’s internal controls are designed, documented, operated or reviewed. Remediation efforts may not enable VinFast to avoid a material weakness in the future.

Although efforts to document, test, evaluate and remediate VinFast’s internal control over financial reporting are in progress, there is a risk that VinFast will not be able to conclude, within the prescribed timeframe, that its internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. Testing and maintaining internal control may divert VinFast management’s attention from other matters that are important to its business. During the evaluation and testing process, VinFast may identify one or more material weaknesses in internal control over financial reporting, VinFast may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with the SEC rules or its independent registered public accounting firm may not issue an unqualified opinion. If either VinFast is unable to conclude that it has effective internal control over financial reporting or VinFast’s independent registered public accounting firm is unable to provide it with an unqualified report, investors could lose confidence in VinFast’s reported financial information, which could cause the price of its ordinary shares to decline and could subject it to investigation or sanctions by the SEC. Failure to remedy any material weakness in internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict future access to the capital markets. Additionally, ineffective internal control over financial reporting could expose VinFast to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which it lists, regulatory investigations and civil or criminal sanctions. VinFast may also be required to restate its financial statements from prior periods.

VinFast has identified material weaknesses in its internal control over financial reporting. If VinFast’s remediation of such material weaknesses is not effective, or if it experiences additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, its ability to produce timely and accurate financial statements and comply with applicable laws and regulations could be impaired.

Although VinFast is not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the audit of its consolidated financial statements as of December 31, 2022 and for the year then ended, its management and its independent registered public accounting firm identified deficiencies that represented material weaknesses in its internal control over financial reporting. The material weaknesses identified by management related to (i) insufficient comprehensive accounting policies and procedures to facilitate preparation of U.S. GAAP consolidated financial statements and (ii) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and the Securities and Exchange Commission (“SEC”) rules to prepare consolidated financial statements and related disclosures completely and accurately.

VinFast has adopted a remediation plan to address the material weaknesses identified above. See “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting” for details of VinFast’s remediation plan. Material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

VinFast cannot assure you that it will successfully implement its remediation plan, or that its remedial efforts will be sufficient to address the control deficiencies that led to the material weaknesses in internal control over financial reporting, or that they will prevent potential future material weaknesses or control deficiencies. If VinFast’s remediation efforts are not successful or other material weaknesses or control deficiencies are identified in the future, the accuracy and timing of its financial reporting may be adversely affected, and consequently it may be unable to file timely periodic reports in compliance with securities laws and stock exchange listing requirements, which may diminish investor confidence in its financial reporting and its share price may decline.

Additionally, VinFast has not performed an evaluation of its internal control over financial reporting as permitted under the JOBS Act; accordingly, it cannot assure you that it has identified all, or that it will not in the future have additional, material weaknesses. Material weaknesses may still exist when VinFast reports on the effectiveness of its internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with its second annual report after the consummation of the Business Combination.

VinFast’s vehicles currently make use of lithium-ion battery cells; lithium-ion battery cells have been observed to catch fire or vent smoke and flame.

The battery packs in VinFast’s EVs make use of lithium-ion cells. On rare occasions, lithium-ion cells have been reported to vent smoke and flames in a manner that can ignite nearby materials. If the battery packs in VinFast’s EVs experience failure, it could subject VinFast to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive use or any future incident involving lithium-ion cells such as a vehicle or other fire, even if not involving VinFast’s vehicles, could seriously harm its business. In addition, VinFast stores lithium-ion cells at its EV manufacturing facilities, which could prove hazardous if not stored and handled properly, resulting in damages, injuries or adverse publicity. Moreover, any failure of a competitor’s electric vehicle or energy storage products may indirectly cause indirect adverse publicity for VinFast’s industry as a whole, VinFast and its products. Such adverse publicity could negatively affect VinFast’s brand and harm its business, financial condition, results of operations, cash flows and prospects.

VinFast collaborate with a range of third parties, including for certain business partners for key aspects of its business, and any failure of these partners to deliver their services adequately will adversely impact its business, operations, reputation, results of operations and prospects.

VinFast contracts with third parties to provide certain products and services to its customers. The battery packs in VinFast’s EVs are supplied by VinES and other third parties. The charging network access that VinFast provides in international markets are owned and managed by third party charging network infrastructure providers. In Vietnam, although VinFast provides its own charging stations, VinFast relies on third party infrastructure providers for support of its charging network services and equipment, and may also engage third parties to provide certain after-sales services, such as body repairs and roadside assistance. VinFast has entered into arrangements with financial institutions to provide consumer financing for its EVs. VinFast plans to partner with third parties for after-sales services during its initial expansion outside of Vietnam, including roadside and off-road assistance and collision repairs.

Although VinFast takes care to select its third-party business partners and contractors, it cannot control their actions. If VinFast’s vendors fail to perform as VinFast expects, its operations and reputation could suffer if the failure harms the vendors’ ability to serve VinFast and its customers. One or more of these third-party vendors may experience financial distress, staffing shortages or liquidity challenges, file for bankruptcy protection, go out of business, or suffer disruptions in their business. VinFast may not be able to renew or enter into new arrangements with its third-party providers on terms satisfactory to it. If VinFast successfully grows its business as expected, its third-party providers will be required to meet increased requirements from it as it seeks to serve greater customer demand.

VinFast also depends, directly and indirectly, on third-party construction contractors for the expansion of its manufacturing capacity. VinFast plans to construct manufacturing facilities in the U.S. and expand the capacity at its manufacturing facility in Hai Phong, Vietnam. In part to support VinFast’s battery requirements, VinES is in the process of commissioning a battery pack assembly pack in Ha Tinh, Vietnam to expand its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. Any delay or deficiency in the work of such third-party contractors could, directly or indirectly, have a material and adverse effect on VinFast’s business, operations and prospects.

The use of third-party vendors represents an inherent risk to VinFast that could materially and adversely affect its business, financial condition, results of operations, cash flows and prospects.

VinFast may experience issues with the recycling of its lithium-ion cells and battery modules, which may harm its business and reputation.

VinFast’s business requires it to dispose of battery components used in the production of its EVs. VinFast’s ability to appropriately and efficiently handle the recycling of its lithium-ion cells and battery modules will depend on VinFast’s and its partners’ ability to develop and put in place efficient and low-cost recycling capabilities and processes that meet future recycling needs.

VinFast’s research and development efforts may not yield expected results.

Technological innovation is critical to VinFast’s success. VinFast has developed some of its technologies in-house, and it also collaborates with third-party business partners, including its affiliates in the Vingroup technology ecosystem, for the design and continued development of its EV offerings. VinFast has invested in its research and development efforts and expect to continue doing so in the future. Research and development activities are inherently uncertain, and there can be no assurance that VinFast will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. A delay in the development or regulatory approval (if applicable) of technologies for VinFast’s new EV models could delay its expected timelines to bring new vehicles to market or to provide upgrades to existing models or generally fail to meet customer demand, which would in turn damage its brand and reputation, adversely affect its business, financial condition, results of operations, cash flows and prospects and cause liquidity constraints.

VinFast’s vehicles rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if VinFast is unsuccessful in addressing or mitigating technical limitations in its systems, or if it is unable to coordinate with vendor and suppliers in a timely and effective manner, its business could be adversely affected.

VinFast’s vehicles rely on software and hardware that is highly technical and complex and may require modification and updates over the life of the vehicles. In addition, VinFast’s vehicles depend on the ability of such software and hardware to store, retrieve, process and manage data. VinFast’s software and hardware may contain errors, bugs, vulnerabilities or design defects, and its systems are subject to certain technical limitations that may compromise its ability to meet its objectives. For example, in May 2023, VinFast recalled 999 of its VF 8 vehicles in the U.S. to install a software update for the vehicle’s multimedia display screen after VinFast’s routine performance monitoring identified that the display intermittently appeared blank during operation. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Although VinFast will attempt to remedy any issues it observes in its vehicles effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of its customers.

Additionally, VinFast expects to periodically deploy updates to the software (whether to address issues, deliver new features or make desired modifications). If VinFast’s OTA update procedures fail to properly update the software or otherwise have unintended consequences to the software, the software within its customers’ vehicles will be subject to vulnerabilities or unintended consequences resulting from such failure of the OTA update until properly addressed. If those remote updates fail, cause malfunctions, do not function as anticipated or have unintended consequences, the functionality of VinFast’s customers’ EVs and the safety of users of the vehicle could become compromised. Such OTA updates must also comply with applicable regulations and standards.

In the design, development and production of VinFast’s vehicles, it utilizes third-party software and complex technological hardware, some of which are licensed to it pursuant to licensing agreements and others which it has acquired from experienced business partners through technology transfer transactions. The development and implementation of such technologies in VinFast’s EVs is inherently complex and requires that it coordinates with its business partners, vendors and suppliers to integrate such technology into its EVs and ensure the interoperability of the various parts. If VinFast is unable to develop the software and technology systems necessary to operate its vehicles, its competitive position could be harmed. VinFast may also fail to detect defects and errors that are subsequently revealed, and its control over the performance of third-party services and systems may be limited.

The occurrence of software or hardware issues or other difficulties involving VinFast’s technology or other systems can adversely impact the customer experience and result in customer dissatisfaction with its vehicles. If VinFast is unable, particularly as a new entrant to the EV industry, to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, or fail to deploy updates to its software properly or otherwise achieve customer satisfaction, it would suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect its business, prospects, financial condition, results of operations, and cash flows.

VinFast’s warranty reserves may be insufficient to cover future warranty claims, which could adversely affect its business, financial condition, results of operations, cash flows and prospects.

VinFast provides a manufacturer’s warranty on all new vehicles at the time of sale as well as a warranty on batteries in its EVs. In addition, notwithstanding the sale of the ICE Assets to VIG, the liabilities continue to rest with VinFast. Pursuant to the warranties associated with the ICE vehicles, VinFast is responsible for servicing the ICE vehicles and handling the warranty claims over the life of the warranty. VinFast has extended the warranty policy for all ICE vehicles sold and to be sold (which are ICE vehicles that VinFast produced prior to ceasing its ICE manufacturing operations and are scheduled to be delivered) to the earlier of 10 years or the first 200,000 kilometers. VinFast also offers a warranty for battery of 10 years, together with its battery subscription program for the duration of the battery lease, which may be longer than the warranty period under its outright sale model. VinFast’s battery subscription program will provide for replacement or repair in case the battery capacity falls under 70% for the duration of the battery lease.

VinFast maintains a warranty reserve for these obligations. The amount of the warranty reserve represents VinFast’s best estimate of the projected costs to repair or replace items under warranties, as well as the nature and frequency of future claims. VinFast cannot assure you that the warranty reserves that it maintains will be sufficient to fully cover claims that may arise. In addition, given the durations of VinFast’s vehicle manufacturer’s warranty offering of up to 10-year / 125,000-mile and battery warranty under the battery subscription program, it may encounter unforeseen or higher costs. VinFast could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its business, financial condition, results of operations, cash flows and prospects.

If VinFast’s vehicle owners customize its vehicles with aftermarket products, or attempt to modify its vehicles’ charging systems, the vehicles may not operate properly, which may create negative publicity and could harm VinFast’s brand and business.

Automotive enthusiasts may seek to alter VinFast’s vehicles to modify their performance which could compromise vehicle safety and security systems. Also, customers may customize their vehicles with aftermarket parts that can compromise driver safety. VinFast does not test, nor does it endorses, such changes or products. In addition, customers may attempt to modify VinFast’s vehicles’ charging systems or use improper external cabling or unsafe charging outlets that can compromise the vehicle systems or expose VinFast’s customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety and security of VinFast’s vehicles and any injuries resulting from such modifications could result in adverse publicity, which may negatively affect VinFast’s brand and thus harm its business, financial condition, results of operations, cash flows and prospects.

VinFast may be subject to risks associated with autonomous driving technologies.

VinFast vehicles are being designed with connectivity for an autonomous hardware suite and will offer some autonomous functionality, such as lane change and remote parking. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on driver interactions, and drivers may not be accustomed to using or adapting to such technologies. To the extent accidents associated with its autonomous driving systems occur, VinFast could be subject to liability, negative publicity, government scrutiny, and further regulation. Moreover, any incidents related to autonomous driving systems of VinFast’s competitors could adversely affect the perceived safety and adoption of VinFast’s vehicles and autonomous driving technology more broadly. Any of the foregoing could materially and adversely affect VinFast’s business, prospects, financial condition, results of operations, and cash flows.

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond VinFast’s control. VinFast’s vehicles also may not achieve the requisite level of autonomy required for certification and rollout to consumers or satisfy changing regulatory requirements which would require it to redesign, modify or update its autonomous hardware and related software systems.

VinFast’s business depends on the continued efforts of its people and its ability to recruit new talent and its operations may be disrupted if it loses their services.

VinFast’s success depends on the continued efforts of its people, including its key management and employees with expertise in various areas. VinFast had turnover in some of its key management and other personnel in the past, including certain senior executives in 2021 and 2022. In addition, VinFast consolidated its North America operations in February 2023, which resulted in turnover in country-level management and other personnel. If VinFast’s personnel are unable or unwilling to continue their services with it, it might not be able to replace such personnel in a timely manner or without incurring additional costs or it might not be able to find replacements with appropriate experience. The automotive industry is characterized by high demand and intense competition for talent, and as VinFast builds its brand and become more well-known outside of Vietnam, the risk that competitors or other companies may seek to hire its talent could increase. In addition, VinFast may need to expend significant time and expense to train new employees that it is required to hire.

VinFast may be compelled to undertake product recalls or other actions, which could adversely affect its reputation and brand, and its business, financial condition, results of operations, cash flows and prospects.

VinFast may be subject to adverse publicity, damage to its brand, and costs for recalls of its vehicles. In October 2022, VinFast recalled approximately 700 of its VF e34 vehicles, which it sells exclusively in Vietnam, after being informed by its airbag supplier that certain side impact sensors for the airbags could malfunction. The recall procedure entails the replacement of the airbag’s side impact sensor and reconfiguration of the airbag control module. As of May 31, 2023, VinFast has completed servicing on over 88.5% of the recalled VF e 34 vehicles. VinFast expects that the costs related to the recall will be borne by the supplier, including the costs of work performed at its service shops in Vietnam. In February 2023, VinFast has recalled approximately 3,800 of its VF 8 vehicles sold to retail customers in Vietnam to repair the bolts that connect the front brake caliper to the steering knuckle in the recalled vehicles, and performed the same repair on other VF 8 vehicles in its inventory. As of May 31, 2023, VinFast have completed servicing on approximately 96.0% of the recalled VF 8 vehicles In May 2023, VinFast recalled 999 of its VF 8 vehicles in the U.S. to install a software update for the vehicle’s multimedia display screen after VinFast’s routine performance monitoring identified that the display intermittently appeared blank during operation.

Although VinFast does not believe its results of operations have been directly materially affected by these recalls, it cannot assure that these recalls will not lead to other adverse consequences or reputational harm. In the future, VinFast may at various times, voluntarily or involuntarily, initiate a recall if any of its vehicles, including any systems or parts sourced from its suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect its brand image in its target markets, as well as its business, financial condition, results of operations, cash flows and prospects.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest and other geopolitical risks could disrupt VinFast’s production, delivery, and operations, which could materially and adversely affect its business, financial condition, results of operations, cash flows and prospects.

Global pandemics, epidemics, or fear of spread of contagious diseases, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt VinFast’s business operations, reduce or restrict its supply of materials and services, incur significant costs to protect its employees and facilities, or result in regional or global economic distress, which may materially and adversely affect its business, financial condition, results of operations, cash flows and prospects. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical risks could have a similar adverse effect on VinFast’s business, financial condition, results of operations, cash flows and prospects. Any one or more of these events may impede VinFast’s production and delivery efforts and adversely affect its sales results, or even for a prolonged period of time, which could materially and adversely affect its business, financial condition, results of operations, cash flows and prospects.

In February 2022, Russian military forces launched a military action in Ukraine. The ongoing military action between Russia and Ukraine, sanctions and other measures imposed against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic by the U.S. and other countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, has in the past and in the future could continue to adversely affect the global economy and financial markets and could adversely affect VinFast’s business, financial condition and results of operations. Additional potential sanctions and penalties have also been proposed and/or threatened. Although VinFast’s operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of its business from the ongoing conflict between Russia and Ukraine, during times of war and other major conflicts, VinFast and the third parties upon which it relies may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt VinFast’s systems and operations, supply chain, and ability to produce, sell and distribute its goods and services. VinFast cannot predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond its control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant, could result in increases in commodity, freight, logistics and input costs and could potentially have substantial impact on the global economy and VinFast’s business for an unknown period of time.

In August 2022, Nancy Pelosi, the former Speaker of the U.S. House of Representatives, visited Taiwan despite comments in opposition of the visit from the People’s Republic of China (“PRC”) government. The PRC government subsequently conducted military exercises in the region and imposed a ban on certain exports and imports with Taiwan. Against this backdrop, VinFast cannot assure you that future developments in the relationship between mainland China and Taiwan will not adversely affect its supply chain, its industry and the global economy and its business, financial condition and results of operations.

VinFast’s servers and data are located in data centers that have implemented data protection and disaster recovery measures and protocols, backup systems and redundancies. Nevertheless, fires, earthquakes, floods, typhoons, power loss, telecommunication failures, break-ins, riots, terrorist attacks or other similar events at the sites of VinFast’s service providers may still cause damage or interruption to its systems and operations. Any of the foregoing events may give rise to interruptions, damage to VinFast’s property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect its business, financial condition, results of operations, cash flows and prospects.

VinFast will be subject to risks associated with foreign exchange rate fluctuations and interest rate changes.

VinFast intends to operate in numerous markets worldwide and as such will be exposed to risks stemming from fluctuations in currency and interest rates. VinFast’s exposure to currency risk is mainly linked to differences in the geographic distribution of its manufacturing and commercial activities, resulting in cash flows from sales being denominated in currencies different from those of purchases or production activities. VinFast also import some supplies and components used in the manufacture of its EVs. Meanwhile VinFast’s use of various forms of financing to cover future funding requirements for its activities, including loans and borrowings denominated in foreign currencies, further exposes it to variable rates of interest and foreign exchange rate fluctuations, which can affect its net revenues, finance costs and margins. As of December 31, 2022 and March 31, 2023, 63.9% and 57.8% of VinFast’s total debt (which consists of VinFast’s short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) was denominated in U.S. dollars, 35.9% and 42.2% was denominated in Vietnamese Dong and 0.2% and nil was denominated in euros, respectively. An increase in interest rates will increase VinFast’s debt service obligations in respect of existing borrowings. As of December 31, 2022 and March 31, 2023, VND53,617.4 billion ($2,271.9 million) and VND58,757.8 ($2,489.7 million), or 95.4% and 95.8% of VinFast’s total debt had floating interest rates, respectively. Although VinFast may manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on its business, prospects, financial condition, results of operations, and cash flows.

In addition, VinFast intends to offer financing of its vehicles to potential customers through a third-party financing partner or partners and are subject to risks of interest rate changes that affect the availability of affordable consumer credit. For example, in the U.S., in response to rising rates of inflation, the Federal Reserve Board increased the benchmark federal funds interest rates multiple times in 2022, and has signaled that there may be additional federal funds interest rate increases during 2023. This rising rate environment and the speed with which it has been occurring could negatively impact VinFast’s customers’ desire or ability to obtain financing to purchase or lease its vehicles.

Risks Related to VinFast’s Relationship with Vingroup

VinFast’s corporate actions that require shareholder approval will be substantially controlled by its controlling shareholders who will have the ability to control or exert significant influence over such matters, which may prevent you and other shareholders from influencing significant decisions and reduce the value of your investment.

Vingroup, VIG and Asian Star Trading & Investment Pte. Ltd. (“Asian Star”) hold equity interests of 51.5%, 33.5% and 15.0% in VinFast, respectively. Each of these shareholders is majority owned by Mr. Pham Nhat Vuong. Immediately following the consummation of the Business Combination, Vingroup, VIG and Asian Star will own 51.1%, 33.2% and 14.9% of VinFast’s issued and paid-up ordinary shares, respectively, in the no redemptions scenario, 51.2%, 33.3% and 14.9% of VinFast’s issued and paid-up ordinary shares, respectively, in the 50% of the maximum redemptions scenario, and 51.4%, 33.4% and 15.0% of VinFast’s issued and paid-up ordinary shares, respectively, in the maximum redemptions scenario. While the business of VinFast will be managed by, or under the direction or supervision of, its directors, as long as these shareholders and Vingroup’s Chairman continue to control shares representing a majority of VinFast’s voting power, they will generally be able to determine the outcome of all corporate actions requiring shareholder approval, and control or exert significant influence on the composition of the board of directors. If VinFast’s controlling shareholders do not dispose of their ordinary shares, they could retain control over VinFast for an extended period of time or indefinitely. VinFast’s controlling shareholders may decide to sell a significant portion of VinFast’s ordinary shares to a third party, including to one of its competitors, thereby giving that third party substantial influence over VinFast’s business and its affairs. Such a sale could be contrary to the interests of VinFast’s other shareholders. Business opportunities may arise that are attractive to VinFast and its controlling shareholders’ other interests, and there can be no assurance that VinFast’s controlling shareholders will direct those opportunities to VinFast. Instead, VinFast’s controlling shareholders may seek to direct VinFast to engage with Vingroup affiliates instead of unrelated third parties. VinFast does not have any non-competition agreements in place with any of its affiliates, and as a result, although VinFast believes Vingroup intends to conduct its EV business solely through VinFast, Vingroup or its affiliates could in the future, provide products or services which compete with VinFast.

VinFast’s Global CEO, Ms. Le Thi Thu Thuy, also holds the position of Vice Chairwoman of Vingroup. This relationship could create, or appear to create, conflicts of interest when faced with decisions with potentially different implications for VinFast and its Vingroup affiliates.

Because VinFast’s controlling shareholders’ interests may differ from the interests of its other shareholders, actions taken by VinFast’s controlling shareholders may be more favorable to those shareholders than to VinFast or its other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of VinFast. As a result, the substantial control of VinFast’s controlling shareholders over VinFast may reduce the value of your investments.

VinFast has relied on Vingroup for financial support and are dependent on Vingroup affiliates for key aspects of its business. Accordingly, VinFast has engaged in various related party transactions with Vingroup, and any potential conflicts of interest or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates could have an adverse effect on VinFast’s business and results of operations. Due to VinFast’s close association with Vingroup and its affiliates, VinFast could also be impacted by matters affecting their reputation, including litigation, regulatory or other matters.

VinFast has relied on its parent company, Vingroup, for financial support. Vingroup and its affiliates have been VinFast’s key investors since inception, and have made significant investments in VinFast, including in the form of debt financing, corporate loan guarantees and capital contributions. Between 2017 and March 31, 2023, Vingroup, its affiliates, and external lenders have deployed approximately $9.3 billion to fund VinFast’s operating expenses and capital expenditures. For details, see “Certain Relationships and Related Party Transactions.”

VinFast depends on Vingroup affiliates for key aspects of VinFast’s business, including the provision of technology services and R&D by affiliates in the Vingroup technology ecosystem. VinFast also sublease the site in Hai Phong, Vietnam where its main manufacturing facility is located, from Vinhomes Industrial Zone Investment Joint Stock Company (“VHIZ JSC”). VinFast obtains certain shared management assistance services and license key intellectual property used in its business from Vingroup, including its trade name, its logo, its EV names, such as VINFAST VF 5, VINFAST VF 6, VINFAST VF 7, VINFAST VF 8 and VINFAST VF 9, and its e-scooter names, such as Klara, Theon, Feliz and VinFast Evo 200 and the industrial design for its VF 9 model.

VinFast has also relied on Vingroup and its affiliates for a number of other commercial arrangements. These include loans from and to Vingroup and its affiliates, leases of retail and advertising spaces, procurement of goods and services related to information security and technology, raw materials and spare parts and social and other services such health care and education that VinFast provides as employee benefits and compensation. VinFast also expects to rely on related parties for construction to increase the manufacturing capacity of its facilities. VinFast derived a portion of its revenue from sales of goods and spare parts (battery related) to VinES and sales of e-buses to Vinbus Ecology Transport Services Limited Liability Company (“VinBus”) and sales of electric vehicles to GSM. VinFast may in the future enter into additional transactions with entities in which members of its board of directors and other related parties hold ownership interests.

VinFast’s affiliate, VinES, is a key battery pack supplier to VinFast and also is expected to manufacture battery cells and include those battery cells in the battery packs that they supply to it in the future. VinFast does not have control over the business operations of VinES, though it remains VinFast’s affiliate within the Vingroup ecosystem. Accordingly, VinFast’s cannot guarantee the smooth operation of and stability and quality of service delivered by VinES. VinES faces similar new entrant risks that VinFast faces as a new entrant in the EV industry. See “—Risks Related to VinFast’s Business and Industry—VinFast faces risks associated with being a new entrant in the EV industry and the marketing and sale of its EVs in international markets where it only recently began delivering vehicles.” VinES will also provide consulting and management services for battery-related matters for batteries that VinFast purchases from VinES as well as third-party battery suppliers, including technology consulting, the supply of resources, network building, pricing of input materials and battery products, battery testing and development, contract negotiation, registration and application for battery certification and recycling solutions. For details, see “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Agreements with VinES Relating to the Battery Business.”

While the fees generated by Vingroup and its affiliates for these services are not material in the context of Vingroup’s consolidated annual turnover, if such agreements are terminated or VinFast is unable to renew the agreements on similar or favorable terms, or to secure an alternative supplier or service provider, VinFast’s business could be materially disrupted and VinFast’s results of operations, financial condition and prospects could be materially and adversely affected.

In addition, VinFast benefits from various co-marketing programs and cross-promotional activities with Vingroup affiliates. For example, as part of its promotional and appreciation campaign to new and existing homebuyers, Vinhomes Joint Stock Company (“Vinhomes”) has provided customers with gifts, including but not limited to VinFast vouchers. Vingroup has also purchased VinFast vouchers to distribute to new and existing homebuyers as part of its promotional campaigns for its real estate projects. VinFast vouchers may be used towards payment for the purchase of VinFast’s vehicles in Vietnam. To date, a significant proportion of VinFast’s historical vehicle sales which have primarily been ICE vehicles, have been made with the application of a VinFast voucher provided to the customers by Vinhomes. In 2022 and for the three months ended March 31, 2023, revenue from sales of EVs to customers applying VinFast vouchers provided by Vinhomes accounted for approximately 14% and 59% of total revenue from sales of EV, respectively. There is no assurance that such programs will continue or will be repeated, and the demand for, and sales of, VinFast’s vehicles could be adversely affected in the absence of such co-marketing programs. See “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Cross-Promotional Activities.” As a Vingroup subsidiary, VinFast’s reputation is linked to an extent with Vingroup and its affiliates. As such, any event or publicity that adversely affects the business or reputation, including litigation, regulatory or other matters, of Vingroup or any of its affiliates, could also have an adverse impact on VinFast’s brand and reputation, even if such event or publicity is not associated with VinFast’s products and services. VinFast may incur additional costs in addressing such matters regardless of merit or outcome. This may also divert VinFast’s management’s time and attention. In addition, VinFast, Vingroup and its affiliates could be adversely impacted by events or reports impacting the industries in which VinFast or Vingroup and its affiliates operate even if such events or reports are not directly related to VinFast or its affiliates.

Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of VinFast and its unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, its purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

Risks Related to VinFast’s Information Technology, Cybersecurity and Data Privacy

VinFast utilizes third-party service providers to support its service and business operations and any disruption or delays in service from these third-party providers could materially and adversely affect its business, financial condition, results of operations, cash flows and prospects.

VinFast’s brand, reputation and ability to attract customers depends on the reliable performance of its vehicles and the supporting systems, technology, and infrastructure. For example, VinFast outfits its vehicles with in-vehicle services and functionality that use data connectivity to monitor performance and capture opportunities for cost-saving preventative maintenance. The availability and effectiveness of these services depend on the continued operation of information technology and communication systems. VinFast relies on leading third party providers to host its cloud computing and storage needs. VinFast does not own, control, or operate its cloud computing physical infrastructure or their data center providers. Although VinFast has put in place disaster recovery plans, including the use of multiple cloud service providers spread out across different locations, VinFast’s systems and operations are still vulnerable to damage or interruption from, among others, fire, flood, power loss, natural disasters, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, system vulnerabilities, earthquakes and other events at the sites of such providers. Ransomware within VinFast’s information systems could target its manufacturing and/or business capabilities limiting the availability and uptime of these systems or eliciting payment from it. The occurrence of any of the foregoing events could result in damage to systems and hardware or could cause them to fail completely, and VinFast’s insurance may not cover such events or may be insufficient to compensate it for losses that may occur.

Problems faced by VinFast’s third-party cloud service providers with their telecommunications network providers with which they contract or with the systems by which they allocate capacity among their customers, including VinFast, could adversely affect the experience of VinFast’s customers. VinFast’s third-party cloud service providers could decide to close their facilities without adequate notice resulting in loss of service and negative effects in its systems. Any financial difficulties, such as bankruptcy reorganization, faced by VinFast’s third-party providers or any of the service providers with whom they contract may have negative effects on VinFast’s business, the nature and extent of which are difficult to predict.

Business interruption insurance that VinFast may carry in the future may not be sufficient to compensate it for the potentially significant losses, including the potential harm to the future growth of its business, which may result from interruptions in its service as a result of system failures. Any errors, defects, disruptions or other performance problems with VinFast’s services could harm its business, financial condition, results of operations, cash flows and prospects.

Breaches in data security, failure of information security systems and privacy concerns could subject VinFast to penalties, damage its reputation and brand, and adversely impact its business, financial condition, results of operations, cash flows and prospects.

VinFast and its suppliers and service providers may face challenges with respect to information security and privacy, including in relation to the collection, storage, transmission and sharing of information. VinFast and its suppliers and service providers collect, transmit and store confidential and personal and sensitive information of its employees and/or customers, including names, accounts, user IDs and passwords, vehicle information, and payment or transaction related information. VinFast is also subject to certain laws and regulations, such as “Right to Repair” laws, that require it to provide third-party access to its network and/or vehicle systems. In addition, VinFast’s EVs are connected to the internet and are accessible by various persons, whether remotely or in person, including by technicians during car maintenance services, and VinFast may integrate its service providers’ software or services into its systems and applications, all of which further heighten the risk of breaches of its EVs’ security systems and unauthorized access to personal data stored in the EV systems.

Increasingly, companies are subject to a wide variety of attacks on their networks and information technology infrastructure on an ongoing basis. Traditional computer “hackers,” malicious code (such as viruses and worms), phishing attempts, employee theft or misuse, denial of service attacks, ransomware attacks and sophisticated nation-state and nation-state supported actors engage in intrusions and attacks that create risks for VinFast’s (and its suppliers’) internal networks, vehicles, infrastructure, and cloud deployed products and the information they store and process. In addition, hardware, components and software that are produced by VinFast or third parties and utilized in VinFast’s EVs may contain design or manufacturing defects that could unexpectedly interfere with the operation or security of its EVs.

Although VinFast has implemented security measures to prevent such attacks, its networks and systems may be breached due to the actions of outside parties, employee error, malfeasance, a combination of these, or other causes, and as a result, an unauthorized party may obtain access to its systems, networks, or data. If a threat actor is able to hack into VinFast’s EV systems, the safety of the EV and its passengers may become at risk. VinFast and its suppliers have in the past been subject to ransomware and phishing attacks. Though VinFast does not believe it experienced any material losses or any sensitive or material information was compromised, it was unable to determine conclusively that this was the case. VinFast has implemented remedial measures in response to such incidents. VinFast cannot guarantee that such measures will prevent all incidents in the future.

VinFast works with various third-party suppliers and service providers in the course of operating its business, and it depends on such third parties to take appropriate measures to protect the security and integrity of their information and systems. VinFast cannot assure you that the measures taken by its third-party suppliers and service providers will be effective.

VinFast and its third-party suppliers and service providers may face difficulties or delays in identifying or otherwise responding to any attacks or actual or potential security breaches or threats. A breach in VinFast’s data security or that of its suppliers or service providers could create system disruptions or slowdowns and provide malicious parties with access to information stored on its networks, resulting in data being publicly disclosed, altered, lost, or stolen, which could subject VinFast to liability and adversely impact its business, financial condition, results of operations, cash flows and prospects. Further, any breach in VinFast’s data security or those of its third-party suppliers and service providers could allow malicious parties to access sensitive systems, such as its product lines and the vehicles themselves. Such access could adversely impact the safety of VinFast’s employees, its customers and third parties.

Furthermore, cybersecurity organizations around the world have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. VinFast and its suppliers and service providers may be subject to retaliatory cyberattacks by state or non-state actors in response to economic sanctions and other political actions taken by governments in the North America or Europe where it operates.

Any actual, alleged or perceived failure to prevent a security breach or to comply with VinFast’s cybersecurity policies or cybersecurity-related legal obligations, failure in VinFast’s systems or networks, or any other actual, alleged or perceived data security incident VinFast or its suppliers or service providers suffer, could result in damage to its reputation, negative publicity, loss of customers and sales, loss of competitive advantages over its competitors, increased costs to remedy any problems and provide any required notifications and consents, including to regulators and/or individuals, and otherwise respond to any incident, claims, regulatory investigations and enforcement actions, costly litigation, administrative fines and other liabilities. VinFast would also be exposed to a risk of loss or litigation and potential liability under laws, regulations and contracts that protect the privacy and security of personal data. VinFast may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs and fees, diversion of internal resources, and reputational harm.

In addition, VinFast may incur significant financial and operational costs to investigate, remediate and implement additional tools, devices and systems designed to prevent actual or perceived security breaches and other security incidents, as well as costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely impact the market perception of VinFast’s products and customer and investor confidence in VinFast, and would materially and adversely affect its business, financial condition, results of operations, cash flows and prospects.

VinFast retains certain information about its customers, which may subject it to customer concerns or various privacy and consumer protection laws.

VinFast uses its vehicles’ electronic systems to log certain information about each vehicle’s use, such as location, charge time, battery usage, mileage and driving behavior, among other things, in order to aid it in vehicle diagnostics and repair and maintenance, as well as to help it customize and optimize the driving and riding experiences. VinFast’s customers may object to the use of this data, which may harm its reputation and business. Possession and use of VinFast’s customers’ driving behavior and data in conducting its business may subject it to legislative and regulatory burdens in Vietnam and other jurisdictions that could require notification of data breach, restrict VinFast’s use of such information, and hinder its ability to acquire new customers or market to existing customers. If customers allege that VinFast has improperly released or disclosed their sensitive personal data, VinFast could face legal claims, lawsuits and reputational harm. If third parties improperly obtain and use sensitive personal data of VinFast’s customers, VinFast may be required to expend significant resources to resolve these problems.

As VinFast expands its operations internationally, VinFast will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal information in the U.S., Canada, Europe and elsewhere. Such regulations may impose additional regulatory obligations regarding the handling of personal information and further provide certain individual privacy rights to persons whose data is processed. Data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. VinFast is monitoring these developments, but it may, in addition to other impacts, experience additional costs associated with increased compliance burdens and restrictions on the conduct of its business and the manner in which it interacts with its customers.

Failure to comply with applicable laws and regulations could result in regulatory enforcement actions against VinFast. For example, VinFast’s misuse of or failure to secure personal information could result in violation of data privacy laws and regulations, proceedings against VinFast by governmental entities or others, and/or result in significant liability and damage to its reputation and credibility. These possibilities, if borne out, could have a negative impact on revenues and profits. If a third party alleges that VinFast has violated applicable data privacy laws, it could face legal claims, damages and administrative fines as well as reputational harm among consumers, investors, and strategic partners.

Any unauthorized control or manipulation of VinFast’s vehicles’ systems could result in a loss of confidence in VinFast and its vehicles and harm its business.

VinFast’s vehicles contain complex technology systems. VinFast has designed, implemented, and tested security measures intended to prevent cybersecurity breaches or unauthorized access to VinFast’s information technology networks, its vehicles and their systems, and intend to implement additional security measures as necessary and to comply with the relevant standards of VinFast’s target markets, such as ISO 21434:2021, UNECE R-155 and R-156 regulations on the safety of connected vehicles. However, hackers and other malicious actors may attempt in the future to gain unauthorized access to modify, alter, and use networks, vehicle software and VinFast’s systems to gain control of, or to change, VinFast’s vehicles’ software or to gain access to data stored in or generated by the vehicle. Errors and vulnerabilities, including zero day vulnerabilities, in VinFast’s information technology systems will be probed by third parties and could be identified and exploited in the future, and VinFast’s remediation efforts may not be timely or successful. Any unauthorized access to or control of VinFast’s vehicles or their systems or any unauthorized access to or loss of data could result in risks to its customers and other third parties, unsafe driving conditions, or failure of its systems, any of which could result in interruptions in VinFast’s business, legal claims or proceedings which may or may not result in its favor and could subject it to significant liability. In addition, regardless of their veracity, reports of unauthorized access to VinFast’s vehicles, their systems or data, as well as other factors that may result in the perception that VinFast’s vehicles, their systems or data are capable of being “hacked” and lack appropriate safety controls, could negatively affect its brand and harm VinFast’s business, financial condition, results of operations, cash flows and prospects.

Risks Related to Regulations Applicable to VinFast

VinFast is subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm its reputation and brand, subject it to significant fines and liability, or otherwise adversely affect its business.

The laws, regulations, standards and policies are continuously evolving. The costs of compliance, including remediation of any discovered issues and any changes to VinFast’s operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. As VinFast expands its business into the target markets, it is in the process of reviewing the applicable laws and regulations in each jurisdiction, including required approvals, licenses and permits. Such laws, regulations, standards and policies continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase VinFast’s compliance costs or otherwise affect its business.

All vehicles sold must comply with applicable standards, including mandated safety standards, in each market where VinFast’s vehicles are sold. Vehicles must pass various tests and undergo certification and processes before being delivered to consumers. VinFast’s manufacturing facilities may be subject to scheduled and unscheduled inspections by government agencies. Failure by VinFast to satisfy motor vehicle standards and relevant certification and approval requirements would materially and adversely affect VinFast’s business, financial condition, results of operations, cash flows and prospects. VinFast is not able to predict with certainty the duration or outcome of testing (including EPA range testing), approval, licensing and permitting processes that its vehicles undergo in its target markets. Adverse outcomes or unexpected delays in these processes have in the past required, and could in the future require, VinFast to adjust its rollout or delivery schedules and could adversely impact its business. Such developments, in turn, could result in negative publicity or adversely affect VinFast’s brand and reputation.

VinFast’s business plan includes the direct sale of vehicles to retail consumers. The laws governing licensing of dealers and sales of motor vehicles vary from jurisdiction to jurisdiction. For example, in the U.S., most states require a dealer license to sell new motor vehicles within the state, and many states prohibit manufacturers from being a licensed dealer and directly selling new motor vehicles to retail consumers. The application of these types of laws to VinFast’s operations continues to be difficult to predict but could pose operational challenges for it in the future. VinFast and others in its industry may face legal challenges to this distribution model, including from car dealers and their lobbying organizations. Because laws vary from jurisdiction to jurisdiction, VinFast distribution model must be carefully established, and its sales and service processes must be continually monitored for compliance with the various state requirements, which change from time to time. Regulatory compliance and likely challenges to the distribution model may add to the cost of VinFast’s business.

VinFast’s business could be adversely affected by trade tariffs, export control laws or other trade barriers.

VinFast’s business could be affected by the imposition of tariffs, export control laws and other trade barriers, which may make it more costly or difficult for it to export its vehicles to the imposing country. VinFast will become subject to additional tariffs, laws and barriers as it enters into new markets. VinFast may experience cost increases as a result of existing or future tariffs, and may not be able to pass on such additional costs to its customers, or otherwise mitigate the costs. In the event that VinFast raises prices to help cover the higher costs, it may face lower demand for its exported vehicles. A violation of export control laws could subject VinFast to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses. Any of the foregoing could materially and adversely affect VinFast’s business, financial condition, results of operations, cash flows and prospects.

Misconduct by VinFast’s employees could expose it to legal liabilities, reputational harm and/or other damages to its business.

VinFast’s employees play critical roles in ensuring the safety and reliability of its products and services and/or its compliance with relevant laws and regulations. Certain of VinFast’s employees have access to sensitive information (including customer data) and/or proprietary technologies and know-how. VinFast cannot assure you that its employees will always abide by the terms of their labor contracts, its codes of conduct, policies and procedures nor that the precautions it takes to detect and prevent employee misconduct will always be effective. If any of VinFast’s employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive client information or proprietary information, VinFast and such employees could be subject to legal claims and liabilities and VinFast’s reputation and business could be adversely affected as a result. In addition, while VinFast seeks to effectively screen candidates during the recruitment process, it cannot assure you that it will be able to uncover misconduct of job applicants that occurred before it offered them employment, or that VinFast will not be affected by legal proceedings against its existing or former employees as a result of their actual or alleged misconduct.

VinFast may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings. If the outcomes of these proceedings are adverse to VinFast, it could have a material adverse effect on VinFast’s business, financial condition, results of operations, cash flows and prospects.

Except as disclosed in “VinFast’s Business—Legal Proceedings,” VinFast is currently not party to any material legal or administrative proceedings. However, in light of the nature of VinFast’s business, VinFast and its management are susceptible to potential claims or disputes. VinFast and certain of its management have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause VinFast to incur defense costs, utilize a significant portion of its resources and divert management’s attention from its day-to-day operations, any of which could harm its business. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against VinFast by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings.

VinFast may become subject to product liability claims, which could harm its business, financial condition, results of operations, cash flows and prospects if it is not able to successfully defend or insure against such claims.

The automotive industry experiences significant product liability claims, including in respect of defects in or malfunctions of batteries leased under VinFast’s battery subscription program, and it faces inherent risk of exposure to claims in the event its vehicles do not perform as expected or malfunction resulting in property damage, personal injury or death. A successful product liability claim against VinFast could require it to pay a substantial monetary award. Moreover, a product liability claim, even if unsuccessful, could generate substantial negative publicity about VinFast’s vehicles and business. A product liability claim could also slow or prevent commercialization of VinFast’s future vehicle candidates which would have a material adverse effect on its brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages may have a material adverse effect on VinFast’s brand and reputation, and its business, financial condition, results of operations, cash flows and prospects.

VinFast’s insurance coverage strategy may not be adequate to protect it from all business risks.

VinFast has limited liability insurance coverage for its products and business operations. While VinFast currently carries commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability and directors’ and officers’ insurance policies, and plan to cover all mandatory insurance policies, it cannot be certain that its insurance coverage will be sufficient to cover all future claims against it and any other business-related risks, including any losses resulting from product defects, fires, natural calamities or acts of God. Any imposition of liability that is not covered by VinFast’s existing insurance, or is in excess of its existing insurance coverage could harm its business operations and results.

A successful liability claim against VinFast due to injuries or other costs suffered by its customers could generate substantial negative publicity about its vehicles and materially and adversely affect brand and reputation, as well as its business, financial condition, results of operations, cash flows and prospects. In addition, VinFast does not have any business disruption insurance. Any business disruption event could result in substantial cost to VinFast and diversion of its resources.

VinFast is subject to various environmental, health and safety laws and regulations that could impose substantial costs on it and cause delays in expanding its production facilities.

VinFast’s operations are subject to environmental laws and regulations in the jurisdictions where it operates, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental, health and safety laws and regulations are complex and may require significant time, management attention and costs to ensure continued compliance. Changes in these laws or other new environmental, health and safety laws and regulations may require VinFast to change its operations, potentially resulting in a material adverse effect on its business, financial condition, results of operations, cash flows and prospects. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Violations of these laws could result in substantial fines and penalties, third-party damages, suspension of production, remedial actions or a cessation of VinFast’s operations. Contamination at properties VinFast owns or operates or properties to which it sends hazardous substances may result in liability for it under environmental laws and regulations.

VinFast’s operations are also subject workplace safety laws and regulations, which require compliance with various workplace safety requirements, including requirements related to environmental safety. These laws and regulations can give rise to liability for oversight costs, compliance costs, bodily injury (including workers’ compensation), fines, and penalties. Additionally, non-compliance could result in delay or suspension of production or cessation of operations. The costs required to comply with workplace safety laws can be significant, and non-compliance could adversely affect VinFast’s production or other operations, which could have a material adverse effect on its business, prospects and results of operations.

As VinFast expand into new markets, it will become subject to additional environmental, health and safety laws and regulations. VinFast may incur additional costs to ensure compliance with such laws and regulations, as well as to manage local labor practices.

Increasing scrutiny and changing expectations from VinFast’s investors, customers and employees with respect to VinFast’s ESG practices may impose additional costs on VinFast or expose it to new or additional risks.

Investors, customers, employees, regulators and other stakeholders have expressed increasing interest in VinFast’s ESG practices. Such practices may be taken into consideration by investors in making their investment decisions, and they may not invest in VinFast if they believe that its ESG practices are inadequate or may invest in VinFast’s competitors if VinFast’s ESG practices are perceived to be less robust than that of its competitors. The criteria by which companies ESG practices are assessed are subject to change. VinFast may be subject to heightened scrutiny from stakeholders and other third parties in respect of its ESG performance, and it may be required to undertake costly initiatives to maintain a positive ESG outlook or to satisfy any new criteria. VinFast’s brand and reputation may be adversely affected if it fails to meet applicable ESG standards or fails to maintain its rating. In addition, VinFast’s competitors may achieve similar or better ratings than VinFast in the future.

VinFast may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject VinFast to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect VinFast’s brand and reputation and its business, financial condition, results of operations, cash flows and prospects.

VinFast is or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which VinFast conducts or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations. The FCPA prohibits VinFast and its officers, directors, employees and business partners acting on its behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect VinFast’s brand and reputation and business, financial condition, results of operations, cash flows and prospects. VinFast’s policies and procedures designed to ensure compliance with these regulations may not be sufficient and VinFast’s directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which it may be held responsible.

Non-compliance with applicable anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject VinFast to whistleblower complaints, adverse media coverage, investigations, contractual breaches, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect its business, financial condition, results of operations, cash flows and prospects. In addition, changes in economic sanctions laws in the future could adversely impact VinFast’s business and investments in its ordinary shares.

VinFast and its subsidiaries are subject to international trade restrictions imposed by various jurisdictions, which can include economic sanctions and export controls imposed by the United States, other target markets of VinFast and its subsidiaries, and other applicable jurisdictions, and the failure of VinFast and its subsidiaries to comply with such restrictions could adversely affect its reputation and results of operations.

VinFast and its subsidiaries are subject to trade restrictions imposed by governments around the world to the extent that such authorities have jurisdiction over the operations of VinFast and its subsidiaries. These restrictions include economic and trade sanctions administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, and the European Union, export controls administered and enforced by the U.S. Department of Commerce, as well as similar trade restrictions administered and enforced by governmental authorities in VinFast and its subsidiaries’ other target markets outside of Vietnam. Such laws and regulations prohibit or restrict certain operations, trade practices, investment decisions, and partnering activities, including dealings with certain countries or territories, and with certain designated persons.

If VinFast and its subsidiaries fail to comply with applicable trade restrictions, they could be subject to penalties or other remedial measures. In addition, the employees, dealers or independent export/import companies of VinFast and its subsidiaries may engage in conduct for which VinFast and its subsidiaries might be held responsible and expose them to reputational harm. Further, internal or governmental investigations could be expensive and disruptive. VinFast and its subsidiaries cannot assure that the policies and procedures that they have designed and implemented to promote compliance with applicable trade restrictions will be effective in preventing possible violations, including violations related to the unauthorized diversion of vehicles to countries, territories or persons that are the target of economic sanctions or other international trade restrictions.

VinFast is subject to taxation in multiple jurisdictions. Tax laws in these jurisdictions are often complex and require VinFast to make subjective determinations that may be scrutinized by tax regulators.

VinFast is subject to many different forms of taxation in each of its countries of operation, including income tax, withholding tax, property tax, VAT and other payroll-related taxes. Tax law and administration is complex, subject to change and varying interpretations and often requires Global Blue to make subjective determinations. Relevant tax authorities in such jurisdictions may not agree with the terminations that are made or the positions taken by VinFast with respect to the application of tax law. Such disagreements could result in lengthy legal disputes, an increased overall tax rate applicable to VinFast and, ultimately, in the payment of substantial amounts of tax, interest and penalties, which could have a material adverse effect on its business, results of operations and financial condition.

Additional tax expenses could accrue in relation to previous or subsequent tax assessment periods, which are still subject to a pending tax audit or have not been subject to a tax audit yet. VinFast has open tax years from 2020 to 2022 with tax authorities in various jurisdictions. Tax authorities in such countries could revise original tax assessments and substantially increase the tax burden (including interest and penalty payments) of the relevant entities. They may have the authority to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle. The realization of any of these risks could have a material adverse effect on VinFast’s business, results of operations and financial condition.

Risks Related to VinFast’s Intellectual Property

VinFast’s use of open source software in its applications could subject its proprietary software to general release, adversely affect its ability to sell its services and subject it to possible litigation, claims or proceedings.

VinFast uses open source software in connection with the development and deployment of its products and services, and it expects to continue to use open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, VinFast could be subject to suits by parties claiming ownership of what VinFast believes to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute proprietary software containing or linked to open source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict VinFast from charging fees to licensees for their use of its software. While VinFast monitors the use of open source software and try to ensure that open source software is not used in a manner that would subject its proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

VinFast may not be able to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position.

VinFast may not be able to prevent others from unauthorized use of its intellectual property, which could harm its business and competitive position. VinFast relies on a combination of owned, jointly owned and licensed patents, trade secrets (including those in its know-how), copyrights, service marks, trademarks and other rights granted by intellectual property laws, as well as employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights to establish and protect VinFast’s technology and intellectual property rights. While Vingroup has registered VinFast’s tradename, logo and V line design worldwide, VinFast’s EV and e-scooter names have only been registered in its target markets, while the industrial designs for various EV models have only been submitted and registered in various key markets. Thus, VinFast’s intellectual property rights may not be enforceable across various international jurisdictions and may be challenged, contested, circumvented or invalidated by third parties.

The occurrence of any of the foregoing events may result in limitations in the scope of VinFast’s intellectual property or restrictions on VinFast’s use of its intellectual property rights or may adversely affect the conduct of its business. Despite VinFast’s efforts to protect its owned, jointly owned and licensed intellectual property rights, third parties may attempt to copy or otherwise obtain and use VinFast’s intellectual property or seek court declarations that they do not infringe upon VinFast’s intellectual property rights. Monitoring unauthorized use of VinFast’s intellectual property is difficult and costly, and the steps VinFast has taken or will take to prevent misappropriation may not be successful. From time to time, VinFast may have to resort to litigation to enforce its intellectual property rights, which could result in substantial costs and diversion of its resources. Failure to adequately protect VinFast’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of VinFast’s competitive advantage and a decrease in its revenue which would adversely affect its business, financial condition, results of operations, cash flows and prospects.

VinFast may need to defend itself and its employees, agents and contractors against patent, trademark and/or other intellectual property right infringement claims, which may be time-consuming and would cause VinFast to incur substantial costs.

VinFast is involved in and may in the future become party to additional intellectual property infringement proceedings. From time to time, VinFast may receive communications from holders of patents, trademarks, trade secrets or other intellectual property or proprietary rights alleging that VinFast is infringing, misappropriating, diluting or otherwise violating such rights either directly or through its employees, agents or contractors. Such parties may in the future bring suits against VinFast alleging infringement or other violation of such rights, or otherwise assert their rights and urge VinFast to take licenses to their intellectual property. Moreover, if the third-party technology partners (including VinFast’s affiliates) with whom VinFast jointly owns or from whom it licenses intellectual property rights infringe, misappropriate, dilute or otherwise violate other parties’ intellectual property rights, VinFast may also be subject to liability pursuant to any ensuing litigation.

Litigation or other legal proceedings relating to intellectual property claims, regardless of merit, may cause VinFast to incur significant expenses and could distract VinFast’s technical and management personnel from their normal responsibilities, even if VinFast ultimately prevails in such proceedings. Further, if VinFast or the third-party technology partners with whom VinFast jointly own or from whom VinFast licenses intellectual property rights are determined to have infringed upon a third party’s intellectual property rights, VinFast may be required to do one or more of the following:

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cease selling or leasing, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the intellectual property that it allegedly infringe, misappropriate, dilute or otherwise violate;

•	pay substantial royalty or license fees or other damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable or exclusive terms or at all;

•	redesign or re-engineer its vehicles or other technology, goods or services, which may be costly, time-consuming or impossible; or

•	establish and maintain alternative branding for its products and services.

Although VinFast’s contracts with third parties typically include indemnification clauses which require such parties to indemnify VinFast against any damages arising from infringements of other’s intellectual property rights, in the event of a successful claim of infringement against VinFast or its third-party technology partners, or if VinFast fails or are unable to obtain a license to the infringed technology or other intellectual property right, VinFast’s business, financial condition, results of operations, cash flows and prospects could still be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention. VinFast’s rights to indemnity may not fully cover the costs or damages arising from any intellectual property right infringements that may occur.

Risks Related to Vietnam

There are risks associated with investments in companies with operations in Vietnam, including in relation to political, economic and legal conditions.

Currently, substantially all of VinFast’s assets are located in Vietnam. As a result, future political, economic, legal and social conditions in Vietnam, as well as certain actions and policies that the government may or may not take or adopt, could materially and adversely affect VinFast’s business, financial condition, results of operations and prospects. The laws and regulatory apparatus affecting the Vietnamese economy are evolving with continuing improvements and increasing transparency but are still not as well established as the laws and regulatory apparatus of regions such as Western Europe and the U.S. laws and regulations may be interpreted and enforced differently in different provinces across Vietnam. Policy changes and interpretations of applicable laws may produce unexpected consequences. In addition, corporate government and shareholders’ rights, uncertainties and limitations remain in Vietnam in relation to the interpretation and enforcement of laws. Major tax laws and regulations in Vietnam have undergone significant changes in the past decade and may continue to be amended, supplemented and clarified in the future. VinFast cannot predict when Vietnam’s legal system will obtain the level of certainty and predictability of other jurisdictions with more developed legal systems. Any adverse changes in VinFast tax status in Vietnam or tax laws, regulations or policies in Vietnam could adversely affect VinFast’s business, financial condition, results of operations and prospects. In addition, relevant authorities may take different interpretations of tax laws than VinFast does, leading VinFast to incur costs or liabilities.

The performance and growth of VinFast’s business in Vietnam is dependent on the health of the overall economy of Vietnam, and in particular, the automotive market and consumer demand as well as strong credit growth. Vietnam’s economy has been subject to significant fluctuations in the past, and any estimates or projections of future economic growth in Vietnam are subject to potential risks and uncertainties. The Vietnamese economy may also be adversely affected by external factors, including the monetary policy changes implemented in the U.S. and Europe. In recent months, prompted by rising benchmark U.S. dollar interest rates and a strengthening U.S. dollar, the central bank of Vietnam has raised policy rates, whilst the Vietnamese Dong has weakened against the U.S. dollar. The local economy is also seeing tightening liquidity as a result of these rate hikes and the Vietnamese government’s move to increase oversight over corporate bond issuances and refinancing, which resulted in certain criminal investigations. In addition, market volatility has increased, including softness in the real estate sector, which could adversely impact Vingroup and its subsidiaries.

Asset realization in bankruptcy proceedings may be time-consuming and expensive.

Despite the improved Vietnamese law on bankruptcy that came into effect on January 1, 2015, there is significant uncertainty on its implementation and interpretation due to lack of regulatory guidance and political sensitivities. Accordingly, the bankruptcy process in Vietnam may be complex, uncertain and time-consuming. After bankruptcy is declared, the general meeting of creditors may, subject to certain provisions of law, decide to apply either business rehabilitation or asset liquidation on the enterprise. However, in the event that any creditor or any participant in the general meeting of creditors has any objection to the resolution passed by the general meeting of creditors, it can request for a judicial review of the resolution. Upon review, the judge may convene another general meeting of the creditors if he finds reasonable grounds to do so. The decision to apply either business rehabilitation or asset liquidation on the enterprise must be confirmed by the judge before being implemented by the parties. Due to these complexities, a significant amount of time may pass before a creditor is able to recover from a Vietnamese debtor.

Vietnamese foreign exchange control may limit VinFast’s ability to utilize its revenue effectively and affect its ability to receive dividends and other payments from its Vietnamese subsidiary.

VinFast operations are also based in Vietnam and therefore faces the risk of foreign exchange controls limiting its ability to receive dividends from its Vietnamese subsidiary. At present, foreign invested enterprises in Vietnam are, subject to conditions, generally permitted to exchange Vietnamese Dong into foreign currency at credit institutions licensed to provide foreign exchange services in Vietnam to repatriate profits and make outward remittances of foreign currency for the purchase of supplies and services, among others, provided that such foreign invested enterprise declares the intended use of the money and provides appropriate supporting documents. Such remittances are restricted to being made through registered accounts at authorized banks which are licensed to operate in Vietnam, and profits must first be converted into foreign currency prior to remittance. While under the Vietnamese government’s current foreign exchange policy, there is a low risk of foreign exchange controls restricting VinFast’s ability to freely utilize its revenue and to receive dividends from its Vietnamese subsidiary, there is no assurance that the Vietnamese government will not, in future, extend its foreign exchange controls to restrict or prevent profits from being repatriated by foreign invested entities. Such a change would limit VinFast’s ability to receive dividends from its Vietnamese subsidiary, through which all of VinFast’s revenue is generated, and would cause a material and adverse effect on VinFast’s business, financial condition and results of operations.

Investors may face difficulties enforcing foreign court judgments against VinFast.

Substantial part of VinFast’s Group’s assets is located in Vietnam. It may be difficult for investors to enforce against VinFast judgments obtained from courts outside Vietnam with regard to any actions pertaining to its assets located in Vietnam. In addition, certain of VinFast’s directors and officers are residents of Vietnam and Singapore, and the majority of the assets of such persons are located in Vietnam. As a result, it may be difficult for investors to effect service of process upon Vietnam-resident directors and officers, or to enforce against them judgments obtained in courts outside Vietnam predicated upon the laws of jurisdictions other than Vietnam. Vietnam is a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, and a few bilateral treaties relating to the recognition and enforcement of foreign courts’ judgments but not to any other multinational treaty in this regard. Vietnam’s Civil Procedure Code provides that a civil judgment or decision of a foreign court is enforceable in Vietnam only if there is a treaty in this regard between Vietnam and such foreign country or on a reciprocal basis or if permitted by Vietnamese laws. Vietnam’s Civil Procedure Code also sets out several grounds for Vietnamese courts to refuse the recognition and enforcement of foreign judgments, decisions or even foreign arbitral awards.

Under Vietnam’s Civil Procedure Code, a judgment of a foreign court will not be recognized and enforced in Vietnam where, among others, the competent Vietnamese court in which the recognition and enforcement is requested determines that the recognition and enforcement of such judgment in Vietnam is contrary to the “fundamental principles of the laws of Vietnam.” Such term is not clearly defined and is subject to the discretion of the relevant Vietnamese court.

Risks Related to Being a Public Company

VinFast will incur increased costs as a result of being a public company, particularly after it ceases to qualify as an “emerging growth company.”

Upon the consummation of the Business Combination, VinFast will become a public company and expect to incur significant legal, accounting and other expenses that it did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and national exchanges, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.235 billion in net revenues for its last fiscal year, VinFast qualifies as an “emerging growth company” pursuant to the JOBS Act. As an emerging growth company, VinFast may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

VinFast expects these rules and regulations to increase its legal and financial compliance costs and to make some corporate activities more time consuming and costly. After VinFast is no longer an “emerging growth company,” it expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

VinFast is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such VinFast is exempt from certain provisions applicable to U.S. domestic public companies.

Because VinFast is a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

VinFast will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, VinFast intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of a Qualified Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information VinFast is required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

VinFast may be or become, or otherwise be treated as, a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of BSAQ Securities receiving VinFast Securities pursuant to the merger.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

Based on VinFast’s current and expected income and assets (taking into account the expected cash proceeds from, and VinFast’s anticipated market capitalization following, the Business Combination), VinFast does not presently expect to be a PFIC for its current taxable year. However, no assurance can be given in this regard because the determination of whether VinFast is or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of VinFast’s income and assets. In addition, the application of the PFIC rules to companies with VinFast’s composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of VinFast’s ordinary shares may cause VinFast to become a PFIC for its current or subsequent taxable years because the value of its assets for the purpose of the first part of the test described above may be determined by reference to the market price of its ordinary shares. The composition of VinFast’s income and assets may also be affected by how, and how quickly, VinFast uses its liquid assets and any cash raised in the Business Combination.

Even if VinFast is not a PFIC based on the tests described above, it is possible that VinFast may be treated as a PFIC with respect to a U.S. Holder who exchanges BSAQ Securities for VinFast Securities in the merger. See section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If VinFast is, or is treated as, a PFIC for any taxable year during a U.S. Holder’s holding period for VinFast Securities, the U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. As discussed below, VinFast does not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election with respect to VinFast ordinary shares in the event that it is (or is treated as) a PFIC in any future taxable year.

U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to VinFast and the risks of owning equity securities in a company that may be, or may be treated as, a PFIC. See section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If a U.S. Holder is treated as owning at least 10% of the VinFast ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the VinFast ordinary shares, such person may be treated as a “United States shareholder” with respect to VinFast, or any of its subsidiaries, if VinFast or such subsidiary is a “controlled foreign corporation.” If VinFast has one or more U.S. subsidiaries, certain of VinFast’s non-U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether VinFast is treated as a controlled foreign corporation (although there are recently promulgated final and currently proposed Treasury regulations that may limit the application of these rules in certain circumstances).

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. VinFast cannot provide any assurances that it will assist U.S. Holders in determining whether VinFast or any of its subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if VinFast, or any of its subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes.

Risks Related to Ownership of VinFast’s Shares

The VinFast ordinary shares and VinFast warrants may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in such securities and subject VinFast to additional trading restrictions.

VinFast intends to apply to have the VinFast ordinary shares and VinFast warrants approved for listing on a Qualified Stock Exchange after the consummation of the Business Combination. VinFast will be required to meet certain initial listing requirements to be listed, including having a minimum number of round lot shareholders. VinFast may not be able to meet the initial listing requirements in connection with the Business Combination. Further, even if the VinFast ordinary shares and VinFast warrants are so listed, VinFast may be unable to maintain the listing of such securities in the future. If VinFast fails to meet the initial listing requirements and a Qualified Stock Exchange does not list the VinFast ordinary shares and VinFast warrants (and the related closing condition with respect to the listing of the VinFast ordinary shares is waived by the parties), VinFast could face significant material adverse consequences, including:

•	a limited availability of market quotations for the VinFast ordinary shares and VinFast warrants;

•	a reduced level of trading activity in the secondary trading market for the VinFast ordinary shares and VinFast warrants;

•	a limited amount of news and analyst coverage for VinFast;

•	a decreased ability to issue additional securities or obtain additional financing in the future; and

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VinFast’s securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on a Qualified Stock Exchange, in which case VinFast’s securities would be subject to regulation in each state where VinFast offers and sells securities.

A market for VinFast’s securities may not develop or be sustained, which would adversely affect the liquidity and price of VinFast’s securities.

Following the Business Combination, the price of VinFast’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities following the Business Combination may never develop or, if developed, it may not be sustained. The VinFast Shareholders will own an aggregate of 99.1%, 99.5% and 99.7% of VinFast’s issued and paid-up ordinary shares following the Business Combination in the no redemptions scenario, 50% of the maximum redemptions and the maximum redemptions scenario, respectively, and as a result, the liquidity of VinFast’s shares may be significantly limited. In addition, the price of VinFast’s securities after the Business Combination can vary due to general economic conditions and forecasts, VinFast’s general business condition and the release of VinFast’s financial reports. Additionally, if VinFast’s securities become delisted from its stock exchange of choice and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or the combined company’s securities are not listed on a Qualified Stock Exchange and are quoted on the OTC Bulletin Board, the liquidity and price of our securities may be more limited than if we were quoted or listed on a Qualified Stock Exchange. You may be unable to sell your securities unless a market can be established or sustained.

The trading price of VinFast’s ordinary shares may be volatile, and future sales of the ordinary shares and the availability of a large number of such securities could depress the price of the ordinary shares, which could result in substantial losses to investors.

The stock markets on which VinFast intends to list the VinFast ordinary shares and warrants to be issued in the Business Combination under the symbol “VFS” and “VFSWW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for the VinFast ordinary shares following the Business Combination, the market price of the VinFast ordinary shares may be volatile and could decline significantly. In addition, the trading volumes in the VinFast ordinary shares may fluctuate and cause significant price variations to occur. If the market prices of the VinFast ordinary shares decline significantly, you may be unable to resell the ordinary shares at or above the market price of the VinFast ordinary shares as of the date immediately following the consummation of the Business Combination.

The trading price of VinFast’s ordinary shares may be volatile and could fluctuate widely due to factors beyond its control, including:

•	variations in its revenues, earnings and cash flow;

•	actual or anticipated differences in VinFast’s estimates, or in the estimates of analysts, for VinFast’s revenues, results of operations, level of indebtedness, liquidity or financial condition;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by VinFast or its competitors;

•	announcements of new services and expansions by VinFast or its competitors;

•	changes in financial estimates by securities analysts;

•	adverse publicity about VinFast, its services or its industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on VinFast’s outstanding equity securities or sales of additional equity securities;

•	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to VinFast;

•	sale of VinFast’s ordinary shares or other securities in the future;

•	market conditions in VinFast’s industry;

•	potential litigation or regulatory investigations; and

•	the realization of any of the risk factors presented in this proxy statement/prospectus.

Any of these factors may result in large and sudden changes in the volume and price at which VinFast ordinary shares trade.

The sale of a significant number of the ordinary shares or other equity securities in the public market after the consummation of the Business Combination, or the perception that such sales may occur, could materially and adversely affect the market price of the ordinary shares. These factors could also materially impair VinFast’s ability to raise capital through equity offerings in the future.

Furthermore, employees, consultants and directors of VinFast and its subsidiaries are expected to be granted equity awards under the VinFast Award Plan (as defined below). You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for VinFast ordinary shares. Sales of ordinary shares by holders after the vesting of awards or holders of options who have exercised their options under any incentive plan that VinFast may in the future implement could also cause the price of the ordinary shares to fall.

In the past, shareholders of public companies have brought securities class action suits against those companies following periods of instability in the market price of their securities. If VinFast was involved in a class action suit, it could divert a significant amount of its management’s attention and other resources from its business and operations and require it to incur significant expenses to defend the suit, which could harm its results of operations. Any such class action suit, whether or not successful, could harm VinFast’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against VinFast, it may be required to pay significant damages, which could have a material adverse effect on its business, financial condition, results of operations, cash flows and prospects.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about VinFast, its business, or its market, or if they change their recommendations regarding the VinFast ordinary shares adversely, then the price and trading volume of the VinFast ordinary shares could decline.

The trading market for the VinFast ordinary shares will be influenced by the research and reports that industry or financial analysts publish about its business. VinFast does not control these analysts, or the content and opinions included in their reports. As a new public company, VinFast may be slow to attract research coverage and the analysts who publish information about the VinFast ordinary shares will have had relatively little experience with VinFast, which could affect their ability to accurately forecast VinFast’s results and make it more likely that VinFast fails to meet their estimates. In the event VinFast obtains industry or financial analyst coverage, if any of the analysts who cover VinFast issues an inaccurate or unfavorable opinion regarding it, VinFast’s share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If VinFast’s financial results fail to meet, or significantly exceed, its announced guidance or the expectations of analysts or public investors, analysts could downgrade the VinFast ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of VinFast or fail to publish reports on it regularly, VinFast’s visibility in the financial markets could decrease, which in turn could cause its share price or trading volume to decline.

VinFast’s failure to meet the continued listing requirements of a Qualified Stock Exchange could result in a delisting of its Securities.

If, after listing, VinFast fails to satisfy the continued listing requirements of a Qualified Stock Exchange such as the corporate governance requirements or the minimum closing bid price requirement, it may take steps to delist its securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, VinFast can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the relevant minimum bid price requirement or prevent future non-compliance with the relevant listing requirements. Additionally, if VinFast’s securities are not listed on, or become delisted from, a Qualified Stock Exchange for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of VinFast’s securities may be more limited than if it were quoted or listed on a Qualified Stock Exchange. You may be unable to sell your securities unless a market can be established or sustained.

VinFast will qualify as an emerging growth company within the meaning of the Securities Act, and if VinFast takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make VinFast’s securities less attractive to investors and may make it more difficult to compare VinFast’s performance with other public companies.

VinFast is eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. VinFast intends to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as VinFast continues to be an emerging growth company, it may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, its shareholders may not have access to certain information that they may deem important. VinFast could be an emerging growth company for up to five years, although circumstances could cause it to lose that status earlier, including if its total annual gross revenue exceeds $1.235 billion, if it issues more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time it is a “large accelerated filer” under U.S. securities laws.

VinFast cannot predict if investors will find VinFast ordinary shares less attractive because it may rely on these exemptions. If some investors find VinFast ordinary shares less attractive as a result, there may be a less active trading market for VinFast ordinary shares and VinFast’s share price may be more volatile. Further, there is no guarantee that the exemptions available to VinFast under the JOBS Act will result in significant savings. To the extent that VinFast chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact VinFast’s financial condition.

VinFast will be a foreign private issuer and, as a result, it will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of the Business Combination, VinFast will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because VinFast qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although it is subject to Singapore laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As VinFast is a “foreign private issuer” and intends to follow certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements from a Qualified Stock Exchange.

As a foreign private issuer, VinFast has the option to follow certain home country corporate governance practices rather than those of a Qualified Stock Exchange, provided that it discloses the requirements it is not following and describes the home country practices it is following. VinFast intends to rely on this “foreign private issuer exemption” with respect to the rules of a Qualified Stock Exchange for shareholder meeting quorums and rules requiring shareholder approval. VinFast may in the future elect to follow home country practices with regard to other matters. As a result, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements of a Qualified Stock Exchange.

Risks Related to Investments in Singapore Companies

Singapore take-over laws contain provisions which may vary from those in other jurisdictions.

VinFast is subject to the Singapore Take-Over Code. The Singapore Take-Over Code contains certain provisions that may possibly delay, deter or prevent a future take-over or change in control of us. Under the Singapore Take-Over Code, except with the consent of the Securities Industry Council of Singapore (“SIC”), any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with him, in 30% or more of VinFast’s voting rights, is required to extend a take-over offer for all the relevant class(es) of shares in VinFast’s capital in accordance with the Singapore Take-Over Code. Except with the consent of the SIC, such a take-over offer is also required to be made if a person holding between 30% and 50% (both inclusive) of VinFast’s voting rights, either on his own or together with parties acting in concert with him, acquires additional voting shares representing more than 1% of VinFast’s voting rights in any six-month period. In the case where VinFast has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-Over Code and the SIC should be consulted in advance in such cases. While the Singapore Take-Over Code seeks to ensure an equality of treatment among shareholders in take-over or merger situations, its provisions could substantially impede the ability of the shareholders to benefit from a change of control and, as a result, may adversely affect the market price of the ordinary shares and the ability to realize any benefit from a potential change of control. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. This concentration of ownership could accelerate, delay, defer or prevent a change in control of VinFast or a successful offer under the Singapore Take-Over Code by another person.

Risks Related to Black Spade and the Business Combination

Unless the context otherwise requires, all references in this subsection to “Black Spade,” “we,” “us,” or “our” refer to Black Spade.

We may not be able to complete the Proposed Transactions or any other business combination within the prescribed time frame, in which case we would cease all operations except for the purpose of winding up and we would redeem our Public Shares and thereafter commence a voluntary liquidation, in which case our Public Shareholders may receive only $10.00 per share, or less than such amount in certain circumstances, and Black Spade Warrants will expire worthless.

We must complete a business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles) or amend Black Spade’s Articles to extend the date by which we must consummate an initial business combination. We may not be able to consummate the Business Combination or any other business combination by that date. Our ability to complete an initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets, new rulemaking from the SEC (including the SEC’s proposed rules to enhance disclosure and investor protection relating to special purpose acquisition companies, shell companies, and projections, dated March 30, 2022) and the other risks described herein, including as a result of war, natural disasters, or a significant outbreak of infectious diseases. For example, the conflict between Ukraine and Russia continues to grow and, while the extent of the impact of the conflict on us will depend on future developments, it could limit our ability to complete our initial business combination, including as a result of increased market volatility and decreased market liquidity.

If we have not completed a business combination by that date, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem our Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of our then outstanding Public Shares, which redemption will completely extinguish our Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and Black Spade’s Board of Directors, liquidate or dissolve, subject in clauses (ii) and (iii) to our obligations under the laws of the Cayman Islands to provide for claims of creditors and the requirements of other applicable law. In such case, our Public Shareholders may receive only $10.00 per share, or less than $10.00 per share, on the redemption of their shares, and Black Spade Warrants will expire worthless. In certain circumstances, our Public Shareholders may receive less than $10.00 per share on the redemption of their shares. See “—If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share” and other risk factors herein.

We will incur significant transaction and transition costs in connection with the Proposed Transactions.

We have incurred and expect to incur significant, non-recurring costs in connection with consummating the Proposed Transactions. All expenses incurred in connection with the Proposed Transactions, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

Investors of VinFast may not receive the same benefits as an investor in an underwritten public offering.

VinFast will become a publicly listed company upon the completion of the Proposed Transactions. The Proposed Transactions are not an underwritten initial public offering of VinFast’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Proposed Transactions, investors will not receive the benefits of the due diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market through one or more underwriters, who distribute or resell such securities to the public.

Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that he or she, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business, prospects and financial results. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. VinFast investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of VinFast’s business or material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Proposed Transactions, prior to the opening of trading on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of VinFast securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of VinFast securities or helping to stabilize, maintain or affect the public price of VinFast securities following the closing. Moreover, VinFast will not engage in, and has not and will not, directly or indirectly, request financial advisors to engage in any special selling efforts or stabilization or price support activities in connection with the VinFast securities that will be outstanding immediately following the Closing. In addition, since VinFast will become public through a merger, securities analysts of major brokerage firms may not provide coverage of VinFast since there is no incentive to brokerage firms to recommend the purchase of its ordinary shares. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on VinFast’s behalf. All of these differences from an underwritten public offering of VinFast’s securities could result in a more volatile price for VinFast’s securities.

In addition, the Sponsor, certain members of Black Spade’s Board of Directors and its officers, as well as their respective affiliates and permitted transferees, have interests in the Proposed Transactions that are different from or are in addition to those of holders of VinFast’s securities following completion of the Proposed Transactions, and that would not be present in an underwritten public offering of VinFast’s securities. Such interests may have influenced Black Spade’s Board of Directors in making its recommendation that Black Spade Shareholders vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if VinFast became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

VinFast’s actual financial position and results of operations following the completion of the Business Combination may differ materially from the unaudited pro forma condensed combined financial data included in this proxy statement/prospectus and, accordingly, such information may not be meaningful to your evaluation of the proposed Business Combination.

The pro forma financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what VinFast’s financial position or results of operations would have been had the relevant transactions been completed on the dates indicated. The pro forma financial information has been prepared based on various estimates using assumptions that the management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired and disposed assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between estimates in the pro forma financial information and the final accounting of such transactions may occur and could have a material impact on the pro forma financial information and VinFast’s financial position and future results of operations.

Black Spade’s Board of Directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Proposed Transactions and, as a result, the terms may not be fair from a financial point of view to the Public Shareholders.

In analyzing the Proposed Transactions, Black Spade’s Board of Directors conducted significant due diligence on VinFast. For a complete discussion of the factors utilized by Black Spade’s Board of Directors in approving the Proposed Transactions, see the section titled, “Proposal No. 1—The Business Combination

Proposal—Black Spade’s Board of Directors’ Reasons for Approval of the Business Combination.” Black Spade’s Board of Directors believes, because of the financial skills and background of its directors, it was qualified to conclude that the Proposed Transactions were fair from a financial perspective to its shareholders and that the VinFast’ fair market value was at least 80% of Black Spade’s net assets (excluding deferred underwriting discounts and commissions Black Spade would otherwise pay to the underwriters, unless subsequently waived). Notwithstanding the foregoing, as is customary for a transaction of this nature that is on arm’s length commercial terms, Black Spade’s Board of Directors did not obtain a third-party valuation or fairness opinion to assist it in its determination. Accordingly, investors will be relying solely on the judgment of Black Spade’s Board of Directors in valuing the VinFast’s business, and Black Spade’s Board of Directors may be incorrect in its assessment of the Proposed Transactions. The lack of a third-party valuation or a fairness opinion may also lead an increased number of Public Shareholders to vote against the Business Combination Proposal or demand redemption of their shares for cash, which could potentially impact Black Spade’s ability to consummate the Proposed Transactions or materially and adversely affect VinFast’s liquidity following the consummation of the Proposed Transactions.

If we were deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate the Company.

On March 30, 2022, the SEC issued the SPAC Rule Proposals relating to, among other items, disclosures in SEC filings in connection with business combination transactions between SPACs such as us and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act.

The SPAC Rule Proposals would provide a safe harbor for certain companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for a business combination no later than 18 months after the effective date of its registration statement for its initial public offering (the “IPO Registration Statement”). The company would then be required to complete its initial business combination no later than 24 months after the effective date of the IPO Registration Statement.

Notwithstanding whether or not the proposed rules are adopted by the SEC, we may be deemed to be an investment company under the Investment Company Act. As a SPAC, we were formed for the sole purpose of completing an initial business combination. The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate.

The funds in the Trust Account have, since our initial public offering, been held only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, on or prior to the 24-month anniversary of the effective date of our IPO Registration Statement, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of our initial business combination or liquidation of the Company. Following such liquidation, we would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash could reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of the Company. Further, if we do not invest the proceeds held in the Trust Account as discussed above, we may be deemed to be subject to the Investment Company Act, and the loss you may suffer as a result of being deemed subject to the Investment Company Act may be greater than if we liquidated the securities held in the Trust Account and instead held such funds in cash.

If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation under the Investment Company Act. However, if we were deemed to be subject to the Investment Company Act, compliance with additional regulatory burdens would require additional expenses which we have not allotted funds and may hinder our ability to complete a business combination. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete a business combination and instead to liquidate. If we are required to liquidate, you may lose all or part of your investment in us and our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants would expire worthless.

We are a Cayman Islands-incorporated company headquartered in Hong Kong and therefore may not be able to complete an initial business combination with a U.S. target company if such initial business combination is found to raise national security issues by the Committee on Foreign Investment in the United States (“CFIUS”) or otherwise is subject to U.S. foreign ownership restrictions.

We are a non-U.S. company headquartered outside the United States, and our Sponsor is controlled by or has substantial ties with non-U.S. persons domiciled outside the United States. Certain acquisitions and investments by non-U.S. persons in certain businesses operating in the United States are subject to review by CFIUS. CFIUS is an interagency committee authorized to review such transactions in order to determine the effect of such transactions on the national security of the United States. Any proposed business combination between Black Spade and a business operating in the United States that may affect national security could be subject to CFIUS review. CFIUS review of certain acquisitions involving U.S. businesses engaged in specified activities involving critical technologies may be mandatory. In certain regulated industries in the United States, there are also foreign ownership limitations that could apply to proposed business combinations. The potential limitations and risks may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

A potential business combination involving a target with U.S. business operations would likely fall within CFIUS’s jurisdiction. We may be required to make a mandatory notification or determine to submit a voluntary notice to CFIUS, or we may determine to proceed with an initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS, or the President acting following any review by CFIUS, may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to the post-closing operations of the combined company, or order us to divest all or a portion of the U.S. business of the combined company if we proceeded without first obtaining CFIUS clearance. In addition, if we incorrectly conclude that an initial business combination is not subject to a mandatory CFIUS notification and do not voluntarily make such a notification, we or the combined company could be subject to material civil penalties. We may also face limitations on potential initial business combinations arising from foreign ownership restrictions on certain regulated industries in the United States.

Any prohibition, delay, or imposition of conditions on an initial business combination, before or after the closing, could prevent the consummation of such initial business combination, require the divestiture of some or all of the business, or impose conditions or restrictions on post-business combination operations, all of which could have a materially adverse impact on the results of operations of the combined company after closing and on the value of your shares. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy, even if ultimately CFIUS concludes that an initial business combination does not raise national security issues. Because we have only a limited time to complete our initial business combination , our failure to obtain any required approvals within the requisite time-period may require us to liquidate. If we liquidate, our public shareholders may only receive their pro rata share of amounts held in the Trust Account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Securities of companies formed through SPAC mergers such as ours may experience a material decline in price relative to the share price of the SPAC prior to the merger.

As with most SPAC initial public offerings in recent years, we issued shares for $10.00 per share upon the closing of our Initial Public Offering. As with other SPACs, the $10.00 per share price of us reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account equal to approximately $10.00 per share prior to the closing of the Business Combination. Following the Closing, the shares outstanding will no longer have any such redemption right and will be solely dependent upon the fundamental value of VinFast, which, like the securities of other companies formed through SPAC mergers in recent years, may decline to a level significantly less than $10.00 per share.

Shareholder litigation and regulatory inquiries and investigations are expensive and could harm VinFast’s business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation, shareholder derivative litigation and/or regulatory authorities’ inquiries or investigations have often followed certain significant business transactions, such as the Business Combination. Any shareholder litigation and/or regulatory investigations against Black Spade and/or VinFast, whether or not resolved in favor of Black Spade or VinFast, could result in substantial costs and divert VinFast’s management’s attention from other business concerns, which could adversely affect VinFast’s business, cash resources, financial condition and results of operations and the ultimate value Black Spade Shareholders receive as a result of the Business Combination.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per-share redemption amount received by our Public Shareholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. In order to protect the amounts held in the Trust Account, the Sponsor has agreed it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share or (ii) other than due to the failure to obtain such waiver, such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Shareholders may be reduced below $10.00 per share.

If we are unable to consummate our initial business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), our Public Shareholders may be forced to wait beyond the ten business day period thereafter before redemption from our Trust Account.

If we are unable to consummate our initial business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem all our Public Shares then outstanding at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of our then outstanding Public Shares and cease all operations except for the purposes of winding up of our affairs by way of a voluntary liquidation, as further described herein. Any redemption of our Public Shareholders from the Trust Account shall be effected automatically by function of Black Spade’s Articles prior to our commencing any voluntary liquidation. If we are required to liquidate prior to distributing the aggregate amount then on deposit in the Trust Account, then such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Companies Act. In that case, investors may be forced to wait beyond the ten business days following July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), before the redemption proceeds of our Trust Account become available to them, and they receive the return of their portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of Black Spade’s Articles and then only in cases where investors have sought to redeem their Public Shares. Only upon our redemption or any liquidation will our Public Shareholders be entitled to distributions if we are unable to complete our initial business combination.

If deemed to be insolvent, distributions made to our Public Shareholders, or part of them, from our Trust Account may be subject to claw back in certain circumstances.

If we do not complete our initial business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), and instead distribute the aggregate amount then on deposit in the Trust Account to our Public Shareholders by way of redemption, it will be necessary for our directors to pass a board resolution approving the redemption of those Public Shares and the payment of the proceeds to our Public Shareholders. Such board resolutions are required to confirm that we satisfy the solvency test prescribed by the Cayman Companies Act, (namely that our assets exceed our liabilities; and that we are able to pay our debts as they fall due). If, after the redemption proceeds are paid to our Public Shareholders, it transpires that our financial position at the time was such that it did not satisfy the solvency test, the Cayman Companies Act provides a mechanism by which those proceeds could be recovered from our Public Shareholders. However, the Cayman Companies Act also provides for circumstances where such proceeds could not be subject to claw back, namely where (a) our Public Shareholders received the proceeds in good faith and without knowledge of our failure to satisfy the solvency test; (b) a Public Shareholder altered its position in reliance of the validity of the payment of the proceeds; or (c) it would be unfair to require repayment of the proceeds in full or at all.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with its liquidation may be reduced.

Our Public Shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their Public Shares.

If we are forced to enter into an insolvent liquidation, any distributions received by our Public Shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and us to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of Black Spade’s Board of Directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of Black Spade’s Board of Directors and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. In addition, Black Spade’s Board of Directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, including in the event the Business Combination is not completed, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by Black Spade’s Articles, the Cayman Companies Act and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of our shareholders to take action against our directors, actions by minority our shareholders and the fiduciary responsibilities of our directors to our shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like Black Spade have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Black Spade directors have discretion under Black Spade’s Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We have been advised by Appleby, our Cayman Islands legal counsel, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us judgments of courts of the United

States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. We have been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in the nature of taxes, a fine, or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, there is uncertainty with regard to Cayman Islands law on whether judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State will be determined by the courts of the Cayman Islands penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. Because such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws has not yet been made by a court of the Cayman Islands, it is uncertain whether such judgments would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our officers, directors or controlling shareholders than they would as shareholders of a corporation incorporated in the United States.

The Initial Shareholders have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

Unlike many other blank check companies in which the Initial Shareholders agree to vote their Founder Shares in accordance with the majority of the votes cast by the Public Shareholders in connection with an initial business combination, the Initial Shareholders have agreed to vote their Founder Shares, as well as any BSAQ Ordinary Shares purchased after the Initial Public Offering, in favor of the Business Combination, and own approximately 20% of the outstanding BSAQ Ordinary Shares. Accordingly, it is more likely that the necessary shareholder approval to complete the Business Combination will be received than would be the case if the Initial Shareholders agreed to vote their BSAQ Ordinary Shares in accordance with the majority of the votes cast by our Public Shareholders.

The Sponsor and our executive officers and directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the Business Combination proposal and approval of the other related proposals.

In considering the recommendation of Black Spade’s Board of Directors to vote in favor of approval of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal, shareholders should keep in mind that the Sponsor and Black Spade’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Black Spade shareholders generally. In particular:

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If the Business Combination or another business combination is not consummated by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), Black Spade will (i) cease all operations, except for the purpose of winding up, (ii) redeem 100% of the outstanding Public Shares for cash and, (iii) subject to the approval of its remaining shareholders and Black Spade’s Board of Directors, dissolve and liquidate. On the other hand, if the Business Combination is consummated, each outstanding Eligible BSAQ Share will be converted into one VinFast ordinary share, subject to adjustment described herein.

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If Black Spade is unable to complete a business combination within the required time period, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Black Spade for services rendered or contracted for or for products sold to Black Spade, but only if such a vendor or target business has not executed a waiver. If Black Spade consummates a business combination, on the other hand, Black Spade will be liable for all such claims.

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Prior to the consummation of the Initial Public Offering, on March 4, 2021, the Sponsor purchased 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. Subsequently, (i) on June 28, 2021, the Sponsor surrendered and forfeited 1,437,500 Founder Shares for no consideration, (ii) on July 13, 2021, the Sponsor transferred an aggregate of 950,000 Founder Shares to the other Initial Shareholders including the directors, officers, advisory committee members of Black Spade and certain employees of certain affiliates of the Sponsor, and (iii) in connection with the partial exercise of underwriters’ over-allotment option in the Initial Public Offering, the Initial Shareholders collectively surrendered and forfeited 87,500 Founder Shares. In aggregate, the Sponsor currently holds 3,294,274 Founder Shares, and the Initial Shareholders collectively hold 4,225,000 Founder Shares. Such Founder Shares held by the Initial Shareholders would become worthless if Black Spade does not complete a business combination within the applicable time period, as the Initial Shareholders waived any right to redemption with respect to these shares. Such Founder Shares have an aggregate market value of approximately $43,306,250 based on the closing price of the BSAQ Class A Ordinary Shares of $10.25 on the NYSE American on July 10, 2023. Such Founder Shares will be cancelled and in exchange thereof entitle their holders to receive in aggregate 4,225,000 VinFast ordinary shares (including 3,294,274 VinFast ordinary shares for the Sponsor) in connection with the Business Combination and have an aggregate value of $42,250,000 (including an aggregate value of $32,942,740 for VinFast ordinary shares to be held by the Sponsor), based upon the per share value implied in the Business Combination of $10.00 per VinFast ordinary share. Under the Sponsor Support Agreement, the Sponsor, in its capacity as the holder of at least majority of the BSAQ Class B Ordinary Shares, has agreed to waive any anti-dilution adjustment to the conversion ratio set forth in the BSAQ Governing Document with respect to BSAQ Class B Ordinary Shares that may result from the issuance of VinFast ordinary shares in connection with the Business Combination or any private placement or placements in relation to the Business Combination

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Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,380,000 Private Placement Warrants in a private placement of Black Spade, generating gross proceeds to Black Spade of $6,380,000. The Private Placement Warrants would become worthless if Black Spade does not complete a business combination within the required time period. Such warrants have an aggregate market value of approximately $1,182,852, based on the closing price of the Public Warrants of $0.19, on the NYSE American on July 10, 2023.

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In connection with the Sponsor Backstop Commitment, the Sponsor has agreed that it will subscribe for and acquire, and/or procure that its designated person (reasonably acceptable to VinFast) will subscribe for and acquire, VinFast ordinary shares at a purchase price of $10 per share in an amount up to (i) $30,000,000 minus (ii) the funds contained in Trust Account (after giving effect to the Black Spade Shareholders redemption).

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Black Spade’s Initial Shareholders, including its Sponsor, officers and directors, and their respective affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Black Spade’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Black Spade fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Black Spade may not be able to reimburse these expenses if the Business Combination with VinFast or another business combination is not completed by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles). As of June 30, 2023, there are $100 of unpaid reimbursable expenses.

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The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

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Given the difference between the purchase price that the Sponsor paid for the Founder Shares and the price of the Public Shares and considering that the Sponsor would receive a substantial amount of VinFast ordinary shares in connection with the Proposed Transactions, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-Business Combination company.

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Since its inception, the Sponsor has made loans from time to time to Black Spade to fund certain capital requirements. On October 25, 2022, Black Spade issued the First Working Capital Note to its Sponsor. On February 3, 2023, Black Spade issued the Second Working Capital Note to its Sponsor. The Working Capital Notes do not bear interest and shall be payable in full upon the consummation of an initial business combination. Pursuant to the Sponsor Support Agreement, subject to and concurrently with the Closing, (i) the aggregate face value of the Working Capital Notes will be converted to and deemed to be an interest-free loan from the Sponsor to VinFast, payable on the date that is no later than the 18th month anniversary of the Closing Date and (ii) any other working capital loans from (or working capital payables to) the Sponsor or Sponsor parties to Black Spade, to the extent used by Black Spade (or on its behalf) for payment of Black Spade’s transaction costs required to be borne and paid by VinFast pursuant to the Business Combination Agreement will be paid by VinFast, and the balance of such working capital loans (or working capital payables) will be forgiven by the Sponsor or Sponsor parties, as applicable. As of June 30, 2023, there was $600,000 in borrowings outstanding under the First Working Capital Note and $550,000 in borrowings under the Second Working Capital Note. In addition, the Sponsor is entitled to the monthly payment of up to $10,000 for administrative support services until the completion of a business combination or liquidation of Black Spade. As of June 30, 2023, there is $235,000 outstanding administrative service fee payable due to the Sponsor.

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Black Spade’s Articles contain a waiver of the corporate opportunity doctrine. With such waiver, there could be business combination targets that may be suitable or worth consideration for a combination with Black Spade but not offered due to a Black Spade director’s duties to another entity. Black Spade does not believe that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in Black Spade’s Articles impacted its search for an acquisition target, and Black Spade was not prevented from reviewing any opportunities as a result of such waiver.

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The current directors and officers of Black Spade will continue to be indemnified by Black Spade and will continue to be covered by the directors’ and officers’ liability insurance after the Business Combination.

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The Sponsor and Black Spade’s directors and officers have each entered into a letter agreement pursuant to which they have agreed, among other things, (i) to vote all of the BSAQ Ordinary Shares, including Public Shares and Founder Shares, held by them in favor of the Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with (a) a shareholder vote to approve an amendment to Black Spade’s Articles and (b) the completion of the Business Combination, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Black Spade fails to complete an initial business combination, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold. Other than inducing the underwriters to proceed with the IPO of Black Spade, no other consideration was received for such waivers. As of the date of this proxy statement/prospectus, the Sponsor and Black Spade’s directors and officers, advisory committee members and certain employees of Sponsor’s affiliates own approximately 20% of the issued and outstanding BSAQ Ordinary Shares.

The existence of financial and personal interests of Black Spade’s directors and officers may result in a conflict of interest on part of one or more of them between what they may believe is best for Black Spade and what they may believe is best for themselves in determining whether or not to make their recommendation to vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. Under Cayman Islands law, directors and officers owe certain fiduciary duties, including, among others, a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole and a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose. Directors also owe a duty of care, which is not fiduciary in nature. Accordingly, directors and officers have a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interest, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. Black Spade’s directors and officers considered their fiduciary duty and the conflicts of interests, among other matters, in evaluating the Business Combination and in recommending to stockholders that they approve the Business Combination. You should also read the section titled “Summary—The Business Combination Agreement.”

The exercise of discretion by Black Spade’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of Black Spade securityholders.

In the period leading up to the Closing, other events may occur that, pursuant to the Business Combination Agreement, would require Black Spade to agree to amend the Business Combination Agreement, to consent to certain actions or to waive rights that Black Spade is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of VinFast’s business, a request by VinFast to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, the occurrence of events that would have a material adverse effect on VinFast’s business and would entitle Black Spade to terminate the Business Combination Agreement, or other reasons. In any of such circumstances, it would be in Black Spade’s discretion, acting through Black Spade’s Board of Directors, to grant Black Spade’s consent or waive its rights.

The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for Black Spade and its securityholders and what they may believe is best for themselves or their affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Black Spade does not believe there will be any changes or waivers that its directors and officers would be likely to make after shareholder approval of the Proposed Transactions has been obtained. While certain changes could be made without further shareholder approval, if there is a change to the terms of the transaction that would have a material impact on the shareholders, Black Spade will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of its shareholders with respect to the Proposed Transactions.

Since the Sponsor and our executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if a business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for a business combination.

At the closing of our initial business combination, the Sponsor and our executive officers and directors, and any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on our behalf. These financial interests of the Sponsor and our executive officers and directors may influence their motivation in identifying and selecting a target business combination and completing the Proposed Transactions.

Black Spade Warrants are accounted for as liabilities and the changes in value of Black Spade Warrants could have a material effect on our financial results.

On April 12, 2021, the staff of the SEC issued a statement (the “SEC Statement”) regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies titled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”),” wherein the staff of the SEC expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing Black Spade Warrants. As a result of the SEC Statement, Black Spade re-evaluated the accounting treatment of Black Spade Warrants, and pursuant to the guidance in ASC 815, Derivatives and Hedging (“ASC 815”), determined the Black Spade Warrants should be classified as derivative liabilities measured at fair value on our balance sheet, with any changes in fair value to be reported each period in earnings on its statement of operations.

As a result of the recurring fair value measurement, Black Spade’s financial statements may fluctuate quarterly, based on factors which are outside of its control. Due to the recurring fair value measurement, Black Spade expects that it will recognize non-cash gains or losses on Black Spade Warrants each reporting period and that the amount of such gains or losses could be material.

Black Spade has identified material weaknesses in its internal control over financial reporting. If Black Spade is unable to develop and maintain effective internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Black Spade; materially and adversely affect its business and operating results; and expose it to potential litigation.

As described in Black Spade’s Annual Report on Form 10-K filed on March 10, 2023 and Quarterly Report on Form 10-Q filed on May 15, 2023, Black Spade has identified two material weaknesses in its internal control over financial reporting. The material weakness related to the lack of ability to account for complex financial instruments resulted in the restatement of Black Spade’s previously filed balance sheet as of July 20, 2021 included in exhibit 99.1 to its Current Report on Form 8-K filed on July 27, 2021. See Note 2 of the notes to the financial statements included in Black Spade’s Quarterly Report on Form 10-Q filed on November 16, 2021. The material weakness related to accuracy and completeness of accounting for accounts payable and accrued expenses including contractual arrangement resulted in the restatement of its financial statements as of December 31, 2021 and March 31, 2022, as well as for the period from March 3, 2021 (inception) through December 31, 2021 and the quarterly period ended March 31, 2022. As a result of the material weaknesses, Black Spade’s management has concluded that its disclosure controls and procedures were not effective as of December 31, 2022 and March 31, 2023.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Black Spade’s annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis. Effective internal control over financial reporting is necessary for Black Spade to provide reliable financial reports and prevent fraud. Black Spade continues to evaluate steps to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

In order to remediate the material weaknesses, Black Spade plans to continue to devote, significant effort and resources to the remediation and improvement of its internal control over financial reporting and to provide processes and controls over the internal communications within the company, financial advisors and independent registered public accounting firm. While Black Spade has processes to identify and appropriately apply applicable accounting requirements, it plans to enhance these processes to better evaluate Black Spade’s research and understanding of the nuances of the complex accounting standards that apply to its financial statements. While Black Spade has processes to identify contractual agreements for accruals, it will create additional controls over tracking of accruals on services rendered or products sold to the company. Under the oversight of Black Spade’s audit committee, it will enhance and supplement its review process with respect to quarterly and annual provision in terms of the accuracy and completeness of financial positions such as procedures to ensure that accounting periods are closed in a timely manner and controls to support the accuracy of material accruals including those accruals that are highly judgmental in nature.

If Black Spade is not able to remediate the material weaknesses, or if it identifies any new material weaknesses in the future, it may be unable to maintain compliance with the requirements of securities laws, stock exchange listing rules, or debt instrument covenants regarding timely filing of information; Black Spade could lose access to sources of capital or liquidity; and investors may lose confidence in its financial reporting and our stock price may decline as a result. Though Black Spade is taking steps to remediate the material weaknesses, it cannot assure that the measures it has taken to date, or any measures it may take in the future, will be sufficient to remediate the material weaknesses or avoid potential future material weaknesses.

As a result of the material weaknesses and the related restatements due to the change in the accounting for the BSAQ Class A Ordinary Shares and other reclassification adjustments on the balance sheet, and other matters raised or that may in the future be identified, Black Spade faces potential for adverse regulatory consequences, including investigations, penalties or suspensions by the SEC or the NYSE American, litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatements and material weaknesses in our internal control over financial reporting and the preparation of its consolidated financial statements. As of the date of this proxy statement/prospectus, save as disclosed elsewhere, Black Spade has no knowledge of any such regulatory consequences, litigation, claim or dispute. Black Spade can provide no assurance that such regulatory consequences, litigation, claim or dispute will not arise in the future. Any such regulatory consequences, litigation, claim or dispute, whether successful or not, could subject Black Spade to additional costs, divert the attention of its management, or impair its reputation. Each of these consequences could have a material adverse effect on Black Spade’s business, results of operations and financial condition.

We, and following the Proposed Transactions, VinFast, may face litigation and other risks as a result of the material weaknesses in our internal control over financial reporting.

As a result of the material weaknesses in our internal control over financial reporting described above, the change in accounting for the warrants, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, save as disclosed elsewhere in this proxy statement/prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete the Proposed Transactions.

Black Spade has restated its financial statements, which may affect investor confidence, its stock price, its ability to raise capital in the future, its results of operations and financial condition, its ability to complete an initial business combination, and which may result in shareholder litigation.

Black Spade has restated financial statements for its financial statements as of December 31, 2021 and March 31, 2022, as well as for the period from March 3, 2021 (inception) through December 31, 2021 and the quarterly period ended March 31, 2022. Such restatement may have the effect of eroding investor confidence in the company and Black Spade’s financial reporting and accounting practices and processes, and may negatively impact the trading price of its securities, could have a material adverse effect on its business, results of operations and financial condition, may make it more difficult for Black Spade to raise capital on acceptable terms, if at all, and may adversely impact its ability to complete an initial business combination. The restatement and related material weaknesses in our internal control over financial reporting may also result in shareholder litigation.

There can be no assurance that VinFast ordinary shares and VinFast warrants issued in connection with the Business Combination will be approved for listing on a Qualified Stock Exchange following the Closing, or that VinFast will be able to comply with the continued listing standards of a Qualified Stock Exchange.

The publicly-traded Units, BSAQ Class A Ordinary Shares and Black Spade Warrants are currently listed on the NYSE American. The obligations of Black Spade, VinFast and Merger Sub to consummate the Business Combination is conditioned on the VinFast ordinary shares and VinFast warrants being approved for listing on a Qualified Stock Exchange, subject to official notice of issuance. VinFast will seek to list of the VinFast ordinary shares and VinFast warrants on a Qualified Stock Exchange, each of which has initial and continued listing standards that VinFast would be required to meet. For example, as part of the exchange application process, VinFast is required to provide evidence that it will be able to meet the initial listing requirements of a Qualified Stock Exchange, which are more rigorous than the respective continued listing requirements and include, among other things, a requirement that VinFast has 400 or more unrestricted round lot holders, at least 200 of which hold unrestricted shares with a minimum value of $2,500, and meet a minimum public float.

VinFast’s eligibility for listing may depend on, among other things, the number of Public Shares that are redeemed. If the relevant stock exchange denies VinFast’s listing application for failure to meet the listing standards and the parties agree to waive the listing condition in the Business Combination Agreement or, after the Closing, such stock exchange delists the VinFast ordinary shares or VinFast warrants from trading on its exchange for failure to meet the continued listing standards, VinFast and its shareholders could face significant material adverse consequences including:

•	a limited availability of market quotations for its securities;

•	reduced liquidity for its securities;

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a determination that VinFast ordinary shares are a “penny stock” which will require brokers trading in the VinFast ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•	limited or no news or analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the VinFast ordinary shares and VinFast warrants are listed on a Qualified Stock Exchange, they will be covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if VinFast was not listed on a Qualified Stock Exchange, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

There is substantial doubt about Black Spade’s ability to continue as a “going concern.”

As of March 31, 2023, Black Spade had working capital deficit of $2,391,067 and $27,316 of cash held outside of the Trust Account available for working capital needs. Further, Black Spade has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. Management’s plans to address this need for capital are discussed under the section of this proxy statement/prospectus titled “Black Spade’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If Black Spade is

unable to raise additional funds to alleviate liquidity needs and complete an initial business combination before July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), then Black Spade will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about Black Spade’s ability to continue as a going concern. Management intends to complete an initial business combination on or before July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles). However, it is uncertain whether management will succeed in doing so. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from Black Spade’s inability to continue as a going concern.

If the SEC adopts the proposed rules and regulations relating to, among other things, enhancing disclosures in business combination transactions involving SPACs, our ability to complete an initial business combination could be adversely and materially affected.

On March 30, 2022, the SEC issued certain proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; increasing the liability of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and modifying the extent to which SPACs could become subject to regulation under the Investment Company Act, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. These rules, if adopted, whether in the form proposed or in revised form, may increase the costs and time needed to negotiate and complete an initial business combination or impair our ability to complete an initial business combination, which may materially and adversely affect us.

Citigroup Global Markets Inc (“Citi”), one of the underwriters in the IPO, was to be compensated, in part, on a deferred basis for already-rendered underwriting services in connection with the IPO, yet Citi gratuitously, and without any consideration from Black Spade, waived such compensation. As a result, Citi will not be associated with the disclosure or underlying business analysis related to the Business Combination.

Citi acted as an underwriter in the IPO. The underwriters in the IPO received an underwriting discount of $0.20 per unit, or $3.4 million in the aggregate, upon the closing of the IPO. Subject to certain limitations, an additional fee of $0.35 per unit, or approximately $5.9 million in the aggregate, was agreed to be paid to the underwriters for deferred underwriting commissions at the consummation of the Business Combination. Prior to the consummation of the Business Combination, on May 10, 2023, Citi sent Black Spade a letter stating that it waives its entitlement to the payment of any deferred underwriting commission, and that while Citi does not have any role with respect to the identification or evaluation of target for the Business Combination or other business combination targets, it confirms that it ceases or refuses to act in every office, capacity and relationship with respect to the Business Combination. Citi did not communicate to Black Spade its reasons for its waiver of the deferred underwriting commission or its confirmation of cessation and refusal, and Black Spade did not correspond with Citi about the reasons for its waiver or confirmation of cessation and refusal. Citi also confirmed that the foregoing waiver of entitlement to the payment of deferred underwriting commissions was not the result of any dispute or disagreement with Citi, Black Spade or any matter relating to Black Spade’s or Citi’s respective operations, policies, procedures or practices.

Citi was not retained in any capacity by Black Spade after IPO to provide advisory services. Black Spade does not currently have any ongoing relationship, including contractual relationship, with Citi. Citi was not involved in the preparation of any disclosure included in the VinFast’s proxy statement/prospectus filed with the SEC relating to the Business Combination. Further, Citi did not assist in the preparation or review of any materials for Black Spade or VinFast in connection with the Business Combination and did not participate in any other aspect of the Business Combination. As such, the confirmation of its cessation and refusal by Citi did not impact Black Spade’s evaluation of the Business Combination or the preparation of this proxy statement/prospectus. However, investors should be aware that a fee waiver for services already rendered is unusual. As a result of such confirmation of cessation and refusal, Citi will not be associated with the disclosure or underlying business analysis related to the Business Combination. You should not put any reliance on the fact that Citi was previously involved with any aspect of Black Spade’s IPO.

The Sponsor, the Initial Shareholders, and/or their respective affiliates may elect to purchase Public Shares or Public Warrants from Public Shareholders, which may influence a vote on the Business Combination, reduce redemption and reduce the public “float” of our ordinary shares.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding BSAQ or its securities, the Sponsor, the Initial Shareholders, and/or their respective affiliates may purchase Public Shares from shareholders who indicate an intention to redeem BSAQ Class A Ordinary Shares. While they have no current plans to do so, the Sponsor, the Initial Shareholders, and/or their respective affiliates reserve the right to purchase shares from holders of BSAQ Class A Ordinary Shares who have already elected to exercise their redemption rights, in which event such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such transaction would be separately negotiated at the time of the transaction.

As of the date of this proxy statement/prospectus, the Sponsor, the Initial Shareholders, and/or their respective affiliates, have not made any such purchases of shares and/or warrants from investors. If the Sponsor, the Initial Shareholders, and/or their respective affiliates enter into any such arrangements: (i) any such purchases of securities would be made at a price no higher than the redemption price; (ii) shares acquired in such transactions would not be voted in favor of approving the Business Combination; and (iii) holders of such shares would waive their right to redemption rights with respect to such shares.

The purpose of such share purchases and other transactions would be to increase the likelihood of approval of the Business Combination Proposal, the Merger Proposal, the Articles Amendment Proposal and other proposals, reduce redemptions and increase the likelihood of satisfaction of the Minimum Cash Condition, where it appears that such requirements for the consummation of the Business Combination would otherwise not be met. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by our initial shareholders for nominal value. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.

Entering into any such arrangements may have a depressive effect on Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of Public Shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of BSAQ Ordinary Shares and Public Warrants may be reduced and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities a national securities exchange. BSAQ will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The Business Combination is subject to conditions that may not be satisfied on a timely basis, if at all. Certain of these conditions are outside of our control, including the requirement obtaining certain regulatory approvals.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Black Spade Shareholders is not obtained or that there are not sufficient funds in the Trust Account, in each case, subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement—Conditions to the Closing of the Transactions”), or that other closing conditions are not satisfied. If Black Spade does not complete the Business Combination, it could be subject to several risks, including:

•	the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

•

negative reactions from the financial markets, including declines in the price of BSAQ Class A Ordinary Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•	the attention of its management will have been diverted to the Business Combination rather than its own operations and pursuit of other opportunities that could have been beneficial to Black Spade.

Black Spade believes that it will be a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors who exercise their right to redeem the Public Shares.

Black Spade believes that it will be a PFIC with respect to its current taxable year. In that case, the U.S. federal income tax treatment of any income or gain recognized by a U.S. Holder that exercises its redemption rights will depend on the application of the PFIC rules discussed below and whether the U.S. Holder has made a PFIC Election (as defined below) with respect to its BSAQ Class A Ordinary Shares. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a U.S. Holder, see the sections titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Redemption of BSAQ Class A Ordinary Shares” and “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

U.S. Holders of BSAQ Class A Ordinary Shares and warrants may be required to recognize gain for U.S. federal income tax purposes regardless of whether the merger qualifies as a Reorganization for U.S. federal income tax purposes.

As discussed in more detail below under “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Tax Treatment of the Merger,” BSAQ and VinFast intend to treat the merger as taxable exchange of the BSAQ Securities for the VinFast Securities, unless BSAQ receives a Reorganization Tax Opinion. As discussed in more detail below, there are significant factual and legal uncertainties as to whether the merger might qualify as a Reorganization, and there can be no assurance that it will so qualify.

If the merger is a taxable exchange for U.S. federal income tax purposes, a U.S. Holder that exchanges its BSAQ Securities for VinFast Securities pursuant to the merger will be required to recognize gain or loss equal to the difference between (i) the fair market value of VinFast Securities received in the merger and (ii) the U.S. Holder’s adjusted tax basis in the BSAQ Securities exchanged in the merger. The character of such gain will depend on the application of the PFIC rules discussed below and whether the U.S. Holder has made a PFIC Election (as defined below) with respect to its BSAQ Class A Ordinary Shares.

If the merger were to qualify as a Reorganization, U.S. Holders that do not exercise their redemption rights generally would not recognize gain or loss for U.S. federal income tax purposes on the exchange of the BSAQ Securities for the VinFast Securities pursuant to the merger. However, even if the merger does qualify as a Reorganization, the proposed Treasury Regulations promulgated under Section 1291(f) of the Code (which have a retroactive effective date) generally require that, unless certain elections have been made by a U.S. Holder, a U.S. Holder who disposes of stock of a PFIC must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. BSAQ believes that it will be considered a PFIC for its current taxable year. As a result, if these proposed Treasury Regulations are finalized in their current form, or if the IRS successfully asserts that Section 1291(f) of the Code is self-executing notwithstanding the absence of final or temporary Treasury Regulations, a U.S. Holder of BSAQ Class A Ordinary Shares may be required to recognize gain under the PFIC rules on the exchange of BSAQ Class A Ordinary Shares for VinFast ordinary shares pursuant to the merger unless such U.S. Holder makes (or has made) the PFIC Elections discussed further below under “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Tax Treatment of the Merger—Consequences if the Merger is Treated as a Reorganization.” The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed regulations will be finalized and whether, in what form, and with what effective date, the final Treasury Regulations under Section 1291(f) of the Code may be adopted. Further, it is not clear whether any such regulations would apply to the Black Spade Warrants. If Section 1291(f) were to apply to the Black Spade Warrants, even if the merger were to qualify as a Reorganization, then a U.S. Holder may recognize gain that is subject to the PFIC rules described above upon an exchange of Black Spade Warrants for VinFast warrants. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the merger, see the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Tax Treatment of the Merger—Consequences if the Merger is Treated as a Reorganization.”

Lastly, if the merger were to qualify as a Reorganization, Section 367 of the Code and the Treasury Regulations promulgated thereunder, in certain circumstances described below, impose additional requirements for a U.S. Holder to qualify for tax-deferred treatment under Section 368 of the Code with respect to the exchange of BSAQ Securities in the merger. Specifically, a U.S. Holder that is a “five-percent transferee shareholder” with respect to VinFast will be required to enter into a gain recognition agreement with respect to the transfer of its BSAQ Securities in order to obtain non-recognition treatment in the merger. In addition, Section 367(b) of the Code may impose U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-deferred.

In general, a “five-percent transferee shareholder” is a U.S. Holder who holds BSAQ Securities and will own directly, indirectly or constructively through attribution rules, at least five percent of either the total voting power or total value of VinFast ordinary shares immediately after the Business Combination. The attribution rules for determining ownership are complex, and neither BSAQ nor VinFast can offer any assurance that a U.S. Holder will not be a five-percent transferee shareholder based on its particular facts and circumstances. If you believe you could become a five-percent transferee shareholder of VinFast, you may be subject to U.S. federal income tax rules that cause income to be recognized as a result of the merger and you are urged to consult your tax advisor about the special rules and time-sensitive tax procedures, including a requirement to file a gain recognition agreement under Section 367 of the Code and an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) with respect to the Business Combination, that may be required to obtain non-recognition treatment in the merger.

U.S. Holders of BSAQ Securities are urged to consult their own tax advisors to determine the tax consequences of the Business Combination, the application of the PFIC rules and the application of Section 367 of the Code to their specific situation in connection with the Business Combination.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants (except as described herein with respect to the Private Placement Warrants) at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if the last reported sales price of our Class A Ordinary Shares for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) and provided certain other conditions are met. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A Ordinary Shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A Ordinary Shares is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, we have the ability to redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants) at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.10 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if the last reported sales price of our Class A Ordinary Shares for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $10.00 per share and is less than $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) and provided that certain other conditions are met, including that (i) holders will be able to exercise their warrants on a “cashless” basis prior to redemption for a number of shares of Class A Ordinary Shares determined based on the redemption date and the fair market value of the Class A Ordinary Shares, and (ii) the Private Placement Warrants must also concurrently be called for redemption on the same terms (except as described herein with respect to a holder’s ability to cashless exercise its warrants) as the outstanding Public Warrants. The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher, and (ii) may not compensate the holders for the value of the warrants, including because the number of shares received is capped at 0.361 Class A Ordinary Shares per whole warrant (subject to adjustment).

Except as described above, none of the Private Placement Warrants will be redeemable by us so long as they are held by our Sponsor or its permitted transferees.

For context regarding the thresholds above, historical trading prices for our shares of Class A Ordinary Shares have varied between a low of approximately $9.61 per share in February 2022, to a high of approximately $10.36 per share in May 2023 . For illustrative purposes, the closing price of Class A Ordinary Shares was $10.25 on the NYSE American on July 10, 2023.

Notice of redemption shall be mailed by first class mail, postage prepaid, by us not less than thirty (30) days prior to the redemption date we fixed for the redemption to the registered holders of the Public Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the warrants will be notified of such redemption by our posting of the redemption notice to DTC.

Risks Related to Redemptions

If a shareholder fails to receive notice of Black Spade’s offer to redeem the Public Shares in connection with the Business Combination, such shares may not be redeemed.

This proxy statement/prospectus describes the various procedures that must be complied with in order to validly tender or redeem the Public Shares. For example, Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” are required to either tender their certificates to the transfer agent at least two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their shares to the transfer agent electronically. In the event that a Public Shareholder fails to comply with these or any other procedures, its shares may not be redeemed.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares and/or warrants, potentially at a loss.

Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of the Business Combination (or an alternative initial business combination if the Business Combination is not consummated for any reason), and then only in connection with those Public Shares that such shareholder properly elected to redeem (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend Black Spade’s Articles (A) to modify the substance or timing of Black Spade’s obligation to allow redemption in connection with our initial business combination or to redeem 100% of Public Shares if we do not complete an initial business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, and (iii) the redemption of Public Shares if Black Spade has not completed an initial business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), subject to applicable law and as further described herein. Public Shareholders who redeem their Public Shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if Black Spade has not completed the Business Combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), with respect to such Public Shares so redeemed. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

There is no guarantee that a Public Shareholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

No assurance can be given as to the price at which a Public Shareholder may be able to sell VinFast ordinary shares in the future. Certain events following the consummation of the Business Combination may cause an increase in VinFast’s share price, and may result in a lower value realized now than a Public Shareholder might realize in the future had the Public Shareholder not elected to redeem their Public Shares. Similarly, if a Public Shareholder does not redeem his, her or its shares, such shareholder will bear the risk of ownership of VinFast ordinary shares, and there can be no assurance that a shareholder can sell his, her or its VinFast ordinary shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. Any Public Shareholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

The ability of Public Shareholders to exercise redemption rights with respect to a large number of BSAQ Ordinary Shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem Black Spade stock.

The obligations of VinFast and Merger Sub to consummate the Business Combination is conditioned upon, among other things, the satisfaction of the Minimum Cash Condition. If the Business Combination is not

consummated, you would not receive your pro rata portion of the Trust Account until the Trust Account is liquidated. If you are in need of immediate liquidity, you could attempt to sell your BSAQ Ordinary Shares in the open market; however, at such time BSAQ Ordinary Shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with Black Spade’s redemption until Black Spade liquidates or you are able to sell your BSAQ Ordinary Shares in the open market.

Public Shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the public shares.

A public shareholder, together with any affiliate or any other person with whom such shareholder is acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, if you hold more than 15% of the public shares and the Business Combination Proposal is approved, you will not be able to seek redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 15% or sell them in the open market. Black Spade cannot assure you that the value of such excess shares will appreciate over time following a business combination or that the market price of BSAQ Ordinary Shares will exceed the per-share redemption price.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, Black Spade’s Board of Directors will not have the ability to adjourn the Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

Black Spade’s Board of Directors will be seeking approval to adjourn the Meeting to a later date or dates if, at the Meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination. If the Adjournment Proposal is not approved, Black Spade’s Board of Directors will not have the ability to adjourn the Meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such event, the Business Combination would not be completed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding VinFast’s, Black Spade’s or VinFast’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, VinFast’s or Black Spade’s expectations concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of VinFast as set forth in the sections of this proxy statement/prospectus titled “Proposal No. 1—The Business Combination Proposal—Black Spade’s Reasons for the Business Combination.” Forward-looking statements also include statements regarding the expected benefits of the proposed Business Combination between VinFast and Black Spade. These forward-looking statements are based on the beliefs and assumptions of the management of Black Spade and VinFast. Although Black Spade and VinFast believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Black Spade nor VinFast can assure you that either will achieve or realize these plans, intentions or expectations.

The audited financial statements of VinFast for the years ended December 31, 2021 and 2022 and the unaudited interim condensed consolidated financial statements of VinFast for the three months ended March 31, 2023 included in this proxy statement/prospectus relate only to the historical financial information of VinFast. It does not extend to the forward-looking information and should not be read as if it does.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	VinFast is a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital;

•

VinFast expects to require significant additional capital, which it expects to fund through additional debt and equity financing, to support its business growth, and such capital may not be available on commercially reasonable terms or at all, which may impose restrictions on capital raising activities and or other financial or operational matters or lead to dilution of your shareholding in VinFast;

•	VinFast is a new entrant in the EV industry and faces risks in the marketing and sale of its EVs in international markets where it only recently began delivering;

•	VinFast’s ability to successfully introduce and market net products and services;

•

VinFast’s ability to grow and market its brand and EVs in markets outside Vietnam and manage any negative publicity which may harm its brand, reputation, public credibility and consumer confidence, including any negative publicity arising from any differences in the advertised driving range, certified driving range and actual driving performance of its EVs, which depend on various factors beyond its control, including driving habits and conditions;

•	VinFast’s ability to successfully compete in the highly competitive automotive industry;

•	VinFast’s ability to control the costs associated with its operations;

•

VinFast depends, directly and indirectly, on suppliers for component parts and raw materials and any failure on the part of the suppliers to deliver such supplies according to VinFast’s schedule and at prices, quality and volumes acceptable to VinFast, could materially and adversely affect its business, results of operations and financial condition;

•	VinFast’s ability to maintain its relationship with existing critical suppliers and to create relationships with new suppliers;

•

VinFast’s establishment of manufacturing facilities outside of Vietnam and its expansion of its production capacity within Vietnam may be subject to delays or cost overruns, may not produce expected benefits or may cause VinFast to not meet its projections for future production capacity;

•	Reservations for VinFast vehicles may not result in completed sales and its actual vehicle sales and revenue could differ materially from the number of reservations received;

•	Demand for, and consumers’ willingness to adopt EVs, which may be affected by various factors, including developments in EV or alternative fuel technology;

•	Inadequate access to EV charging stations or related infrastructure;

•	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers;

•

Any failure to maintain an effective system of internal control over financial reporting in the future and any failure to accurately and timely report VinFast’s financial condition, results of operations or cash flows could adversely affect investor confidence;

•

VinFast has identified material weaknesses in its internal control over financial reporting and any ineffective remediation of such material weaknesses, any additional material weaknesses in the future or failure to develop and maintain effective internal control over financial reporting could impair its ability to produce timely and accurate financial statements and comply with applicable laws and regulations;

•

VinFast’s corporations actions that require shareholder approval will be substantially controlled by its controlling shareholders, which may prevent you and other shareholders from influencing significant decisions and reduce the value of your investment;

•

VinFast relies on Vingroup for financial support and Vingroup affiliates for key aspects of its business, and any potential conflicts of interests with or any events impacting the reputations of its affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates could have a material adverse effect on its business and results of operations;

•

The Sponsor and Black Spade’s executive officers and directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the Business Combination Proposal and approval of the other related proposals;

•	The Initial Shareholders have agreed to vote in favor of the Business Combination, regardless of how Public Shareholders vote;

•	Black Spade’s Public Shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their Public Shares;

•	There is no guarantee that a Public Shareholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position;

•

Black Spade’s Board of Directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Proposed Transactions and, as a result, the terms may not be fair from a financial point of view to the Public Shareholders;

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If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by BSAQ Shareholders may be less than $10.00 per share; and

•	the other matters described in the section titled “Risk Factors.”

In addition, the Business Combination is subject to the satisfaction or waiver of the conditions to the completion of the Business Combination set forth in the Business Combination Agreement and the absence of events that could give rise to the termination of the Business Combination Agreement, the possibility that the Business Combination does not close, and risks that the proposed Business Combination disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for VinFast.

This proxy statement/prospectus also contains a summary of Black Spade’s valuation analysis, which was prepared solely for the purpose of evaluating the Business Combination, and a description of the post-closing VinFast management incentive earnout terms in the Business Combination Agreement. Such terms were negotiated between Black Spade and VinFast and are not intended to be a projection or forecast of VinFast’s future results or relied on as such by investors. Neither such analysis or such terms have been or will be updated on an ongoing basis. Such analysis and such terms reflect numerous assumptions concerning VinFast’s anticipated future performance with respect to prevailing and anticipated market and economic conditions that were and remain beyond Black Spade’s or VinFast’s control and that may not materialize. Such analysis and such terms are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks, including those set forth above and in the section title “Risk Factors” and their underlying assumptions may prove to be wrong in material respects. Actual results may vary significantly, and accordingly no reliance should be placed on such analysis or such terms.

VinFast and Black Spade caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. Neither VinFast nor Black Spade undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that VinFast or Black Spade will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in Black Spade’s public filings with the SEC or, upon and following the consummation of the Business Combination, in VinFast’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information.”

EXTRAORDINARY GENERAL MEETING OF BLACK SPADE SHAREHOLDERS

General

BSAQ is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by Black Spade’s Board of Directors for use at the extraordinary general meeting of Black Spade Shareholders and at any adjournment thereof. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Meeting.

Date, Time and Place of Meeting of BSAQ’s Shareholders

The Meeting will be held on                 , 2023, at                  a.m., Eastern Time, virtually over the Internet by means of a live audio webcast. For the purposes of the amended and restated memorandum and articles of association of Black Spade adopted by special resolution dated July 12, 2021 (as amended and/or restated from time to time, including by the Articles Amendment Proposal if approved and adopted, the “Black Spade’s Articles”), the physical location of the Meeting shall be at the office of Davis Polk & Wardwell LLP located at The Hong Kong Club Building, 3A Chater Road, Hong Kong. You may attend the Meeting webcast by accessing the web portal located at https://                 and following the instructions set forth on your proxy card.

Purpose of the BSAQ Meeting

At the Meeting, BSAQ is asking its shareholders:

1.

Proposal No. 1—The Business Combination Proposal—to consider and vote upon a proposal to ratify, approve and adopt by way of ordinary resolution the Business Combination Agreement, dated as of May 12, 2023, by and among Black Spade, VinFast Auto Pte. Ltd., a Singapore private limited company (the “Company” or “VinFast”) and Nuevo Tech Limited, a Cayman Islands exempted company and wholly owned subsidiary of VinFast (“Merger Sub”), as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 (the “First Amendment to Business Combination Agreement”) and as may be further amended, supplemented or restated from time to time, by and among Black Spade, VinFast and Merger Sub (together, the “Business Combination Agreement”), and the transactions contemplated therein (the “Transactions”), including the merger whereby Merger Sub will merge with and into Black Spade, with Black Spade surviving the merger as a wholly owned subsidiary of VinFast and the securityholders of Black Spade becoming securityholders of VinFast (the “Business Combination”) (the “Business Combination Proposal”). A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1 (Original Business Combination Agreement) and Annex A-2 (First Amendment to Business Combination Agreement).

2.

Proposal No. 2—The Merger Proposal—to consider and vote upon a proposal to authorize and approve by way of special resolution the Plan of Merger made in accordance with the provisions of Section 233 of the Companies Act (As Revised) of the Cayman Islands (the “Plan of Merger”) and the Business Combination (the “Merger Proposal”). A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex B.

3.

Proposal No. 3—The Articles Amendment Proposal—to consider and vote upon a proposal to approve by way of special resolution the amendment and restatement of Black Spade’s Articles to, among other things, expand the methods that Black Spade may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission (“SEC”) by adopting the third amended and restated memorandum and articles of association in the form attached to this proxy statement/prospectus as Annex C (the “Articles Amendment Proposal”).

4.

Proposal No. 4—The Adjournment Proposal—to consider and vote upon a proposal by way of ordinary resolution to adjourn the Meeting to a later date or dates to be determined by the chairman of the Meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal, or if Black Spade’s Board of Directors otherwise determines before the Meeting that it is necessary or desirable to seek an adjournment of the Meeting (the “Adjournment Proposal”).

Recommendation of Black Spade’s Board of Directors

Black Spade’s Board of Directors has determined that each of the proposals outlined above is fair to and in the best interests of BSAQ and its shareholders and recommended that Black Spade Shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Articles Amendment Proposal and “FOR” the Adjournment Proposal, if presented.

Record Date; Persons Entitled to Vote

Black Spade Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned BSAQ Ordinary Shares at the close of business on                 , 2023, which is the record date for the Meeting. Shareholders will have one vote for each BSAQ Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. BSAQ’s warrants do not have voting rights. For illustrative purpose, as of July 10, 2023, there were 21,125,000 shares of BSAQ Ordinary Shares outstanding, of which 16,900,000 were Public Shares.

Quorum

A quorum is the minimum number of shares of BSAQ Ordinary Shares that must be present to hold a valid meeting. A quorum will be present at the Meeting if a majority of the voting power of the issued and outstanding BSAQ Ordinary Shares entitled to vote at the Meeting are represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. The BSAQ Class A Ordinary Shares and BSAQ Class B Ordinary Shares are entitled to vote together as a single class on all matters submitted to a vote of Black Spade Shareholders at the Meeting.

Vote Required

The proposals to be presented at the Meeting will require the following votes:

Business Combination Proposal—The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to Black Spade’s Articles, being the affirmative vote of shareholders holding a majority of the outstanding BSAQ Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Merger Proposal—The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to Black Spade’s Articles, being the affirmative vote of shareholders holding at least two thirds of the outstanding BSAQ Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Articles Amendment Proposal—The approval of the Articles Amendment Proposal will require a special resolution under Cayman Islands law and pursuant to Black Spade’s Articles, being the affirmative vote of shareholders holding at least two thirds of the outstanding BSAQ Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Adjournment Proposal—The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to Black Spade’s Articles, being the affirmative vote of shareholders holding a majority of the BSAQ Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Voting Your Shares

If you are a holder of record of BSAQ Ordinary Shares, there are two ways to vote your shares of BSAQ Ordinary Shares at the Meeting:

•

By Proxy. You may vote by proxy by completing the enclosed proxy card and returning it in the postage-paid return envelope and, in any event so as to be received by Black Spade no later than at             a.m. Eastern Time, on                 , 2023, being 48 hours before the time appointed for the holding of the Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). Alternatively you may authorize the individuals named on your proxy card to vote your shares by using the Internet as described in the instructions included with your proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” all of the proposals in accordance with the recommendation of Black Spade’s Board of Directors. Proxy cards received after a matter has been voted upon at the Meeting will not be counted.

•

In Person. You may attend the Meeting virtually over the Internet by joining the live audio webcast and vote electronically by submitting a ballot through the web portal during the Meeting. You may attend the Meeting webcast by accessing the web portal located at https://                 and following the instructions set forth on your proxy card. See the section titled “Questions and Answers about the Business Combination and the Extraordinary General Meeting —When and where is the Meeting?” for more information.

Revoking Your Proxy

If you are a holder of record of BSAQ Ordinary Shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•

you may send another proxy card to BSAQ’s transfer agent with a later date so that it is received no later than at             a.m. Eastern Time, on                 , 2023, being 48 hours before the time appointed for the holding of the Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting) or attend the live webcast of the Meeting and vote electronically;

•	you may notify BSAQ’s transfer agent in writing, prior to the vote at the Meeting, that you have revoked your proxy; or

•

you may attend the Meeting virtually over the internet by joining the live audio webcast of the Meeting and vote electronically, although your attendance alone will not revoke any proxy that you have previously given.

If you hold your BSAQ Ordinary Shares in “street name,” you may submit new instructions on how to vote your shares by contacting your broker, bank or other nominee.

Who Can Answer Your Questions About Voting Your Shares

If you are a Black Spade Shareholder and have any questions about how to vote or direct a vote in respect of your shares of BSAQ Ordinary Shares, you may contact Morrow Sodali, BSAQ’s proxy solicitor, at (800) 662-5200 or BSAQ.info@investor.morrowsodali.com.

Redemption Rights

Holders of Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, any proposal described by this proxy statement/prospectus. Any shareholder holding Public Shares may demand that BSAQ redeem such shares for a full pro rata portion of the Trust Account (for illustrative purposes, based on funds in the Trust Account of approximately $175.3 million as of July 10, 2023, the estimated redemption price per share would have been approximately $10.37), calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the merger with VinFast is consummated, Black Spade will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

Holders of Founder Shares will not have redemption rights with respect to such shares.

If you are a holder of Public Shares and wish to exercise your redemption rights, you must:

•

submit a written request to Continental Stock Transfer & Trust Company, Black Spade’s transfer agent, in which you (i) request that Black Spade redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

•

either tender your share certificates (if any) to Continental Stock Transfer & Trust Company, Black Spade’s transfer agent, or deliver your Public Shares to the transfer agent electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian System.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above on                 , 2023, two (2) business days prior to the Meeting, in order for the Public Shares to be redeemed. If you hold the shares in “street name,” you will have to coordinate with your broker, bank or nominee to have the Public Shares you beneficially own certificated and delivered electronically. Holders of Units must elect to separate the Units into the underlying Public Shares and the Black Spade Warrants prior to exercising redemption rights with respect to the Public Shares. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $100.00 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed merger is not consummated this may result in an additional cost to shareholders for the return of their shares.

BSAQ’s transfer agent can be contacted at the following address with regard to questions on redemption:

Continental Stock Transfer & Trust Company

1 State Street—30th Floor

New York, New York 10004

Attn: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically). Such a request must be made by contacting Continental Stock Transfer & Trust Company, Black Spade’s transfer agent, at the address set out above.

If the Business Combination is not approved or completed for any reason, then Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, Black Spade will promptly return any shares delivered by Public Shareholders.

The closing price of BSAQ Class A Ordinary Shares on the NYSE American on July 10, 2023 was $10.25. The cash held in the Trust Account on such date was approximately $175.3 million ($10.37 per public share). Prior to exercising redemption rights, shareholders should verify the market price of BSAQ Class A Ordinary Shares as they may receive higher proceeds from the sale of their BSAQ Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. BSAQ cannot assure its shareholders that they will be able to sell their BSAQ Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a holder of Public Shares exercises his, her or its redemption rights, then he, she or it will be exchanging their BSAQ Class A Ordinary Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to BSAQ’s transfer agent prior to the vote at the Meeting, and the merger is consummated.

For a detailed discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Redemption of BSAQ Class A Ordinary Shares.” The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights under the Cayman Companies Act

The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Public Shareholders are still entitled to exercise the rights of redemption in respect to their Public Shares as set out herein, and Black Spade’s Board of Directors has determined that the redemption proceeds payable to Public Shareholders who exercise such redemption rights represent the fair value of those shares. See the section titled “Proposal No. 2—The Merger Proposal—Appraisal Rights Under the Cayman Companies Act” for additional information.

Holders of Public Warrants or Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Companies Act.

Proxy Solicitation Costs

Black Spade is soliciting proxies on behalf of Black Spade’s Board of Directors. This solicitation is being made by mail but also may be made by telephone. Black Spade and its directors, officers and employees may also solicit proxies online. Black Spade will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Black Spade will bear the cost of the solicitation.

Black Spade has hired Morrow Sodali to assist in the proxy solicitation process. Black Spade has agreed to pay Morrow Sodali a fee of $15,000.0, plus disbursements.

Black Spade will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Black Spade will reimburse them for their reasonable expenses.

Implications of the Investment Company Act

With respect to the regulation of SPACs like Black Spade, on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, the extent to which SPACs could become subject to regulation under the Investment Company Act, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.

There is currently uncertainty concerning the implications of the Investment Company Act on a SPAC. While the funds in the Trust Account have, since Black Spade’s IPO, been held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, to mitigate the risk of being viewed as operating as an unregistered investment company, Black Spade may, on or prior to the 24-month anniversary of the closing of its initial public offering, or July 20, 2023, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of its initial business combination or liquidation. Following the liquidation of the Trust Account assets, Black Spade would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount its public shareholders would have otherwise received upon any redemption or liquidation of Black Spade if the assets in the Trust Account had remained in U.S. government securities or money market funds. Black Spade does not believe that its principal activities will subject it to regulation under the Investment Company Act. However, if it is deemed to be subject to the Investment Company Act, compliance with additional regulatory burdens would require additional expenses and may hinder its ability to complete the Business Combination. In such circumstances, Black Spade may abandon its efforts to complete the Business Combination and liquidate the Trust Account. For more information, see the section entitled “Risk Factors — Risks Related to Black Spade and the Business Combination — If we were deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate the Company.”

Other Matters

As of the date of this proxy statement/prospectus, Black Spade’s Board of Directors does not know of any business to be presented at the Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Interests of Black Spade’s Directors and Officers in the Business Combination

In considering the recommendation of Black Spade’s Board of Directors to vote in favor of approval of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal, shareholders should keep in mind that the Sponsor and Black Spade’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Black Spade Shareholders generally. In particular:

•

If the Business Combination or another business combination is not consummated by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), Black Spade will (i) cease all operations, except for the purpose of winding up, (ii) redeem 100% of the outstanding Public Shares for cash and, (iii) subject to the approval of its remaining shareholders and Black Spade’s Board of Directors, dissolve and liquidate. On the other hand, if the Business Combination is consummated, each outstanding Eligible BSAQ Share will be converted into one VinFast ordinary share, subject to adjustment described herein.

•

If Black Spade is unable to complete a business combination within the required time period, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Black Spade for services rendered or contracted for or for products sold to Black Spade, but only if such a vendor or target business has not executed a waiver. If Black Spade consummates a business combination, on the other hand, Black Spade will be liable for all such claims.

•

Prior to the consummation of the Initial Public Offering, on March 4, 2021, the Sponsor purchased 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. Subsequently, (i) on June 28, 2021, the Sponsor surrendered and forfeited 1,437,500 Founder Shares for no consideration, (ii) on July 13, 2021, the Sponsor transferred an aggregate of 950,000 Founder Shares to the other Initial Shareholders including the directors, officers, advisory committee members of Black Spade and certain employees of certain affiliates of the Sponsor, and (iii) in connection with the partial exercise of underwriters’ over-allotment option in the Initial Public Offering, the Initial Shareholders collectively surrendered and forfeited 87,500 Founder Shares. In aggregate, the Sponsor currently holds 3,294,274 Founder Shares, and the Initial Shareholders collectively hold 4,225,000 Founder Shares. Such Founder Shares held by the Initial Shareholders would become worthless if Black Spade does not complete a business combination within the applicable time period, as the Initial Shareholders waived any right to redemption with respect to these shares. Such Founder Shares have an aggregate market value of approximately $43,306,250 based on the closing price of the BSAQ Class A Ordinary Shares of $10.25 on the NYSE American on July 10, 2023. Such Founder Shares will be cancelled and in exchange thereof entitle their holders to receive in aggregate 4,225,000 VinFast ordinary shares (including 3,294,274 VinFast ordinary shares for the Sponsor) in connection with the Business Combination and have an aggregate value of $42,250,000 (including an aggregate value of $32,942,740 for VinFast ordinary shares to be held by the Sponsor), based upon the per share value implied in the Business Combination of $10.00 per VinFast ordinary share. Under the Sponsor Support Agreement, the Sponsor, in its capacity as the holder of at least majority of the BSAQ Class B Ordinary Shares, has agreed to waive any anti-dilution adjustment to the conversion ratio set forth in the BSAQ Governing Document with respect to BSAQ Class B Ordinary Shares that may result from the issuance of VinFast ordinary shares in connection with the Business Combination or any private placement or placements in relation to the Business Combination.

•

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,380,000 Private Placement Warrants in a private placement of Black Spade, generating gross proceeds to Black Spade of $6,380,000. The Private Placement Warrants would become worthless if Black Spade does not complete a business combination within the required time period. Such warrants have an aggregate market value of approximately $1,182,852, based on the closing price of the Public Warrants of $0.19, on the NYSE American on July 10, 2023.

•

In connection with the Sponsor Backstop Commitment, the Sponsor has agreed that it will subscribe for and acquire, and/or procure that its designated person (reasonably acceptable to VinFast) will subscribe for and acquire, VinFast ordinary shares at a purchase price of $10 per share in an amount up to (i) $30,000,000 minus (ii) the funds contained in Trust Account (after giving effect to the Black Spade Shareholders redemption).

•

Black Spade’s Initial Shareholders, including its Sponsor, officers and directors, and their respective affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Black Spade’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Black Spade fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Black Spade may not be able to reimburse these expenses if the Business Combination with VinFast or another business combination is not completed by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles). As of June 30, 2023, there are $100 of unpaid reimbursable expenses.

•

The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

•

Given the difference between the purchase price that the Sponsor paid for the Founder Shares and the price of the Public Shares and considering that the Sponsor would receive a substantial amount of VinFast ordinary shares in connection with the Proposed Transactions, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-Business Combination company.

•

Since its inception, the Sponsor has made loans from time to time to Black Spade to fund certain capital requirements. On October 25, 2022, Black Spade issued the First Working Capital Note to its Sponsor. On February 3, 2023, Black Spade issued the Second Working Capital Note to its Sponsor. The Working Capital Notes do not bear interest and shall be payable in full upon the consummation of an initial business combination. Pursuant to the Sponsor Support Agreement, subject to and concurrently with the Closing, (i) the aggregate face value of the Working Capital Notes will be converted to and deemed to be an interest-free loan from the Sponsor to VinFast, payable on the date that is no later than the 18th month anniversary of the Closing Date, and (ii) any other working capital loans from (or working capital payables to) the Sponsor or Sponsor parties to Black Spade, to the extent used by Black Spade (or on its behalf) for payment of Black Spade’s transaction costs required to be borne and paid by VinFast pursuant to the Business Combination Agreement will be paid by VinFast, and the balance of such working capital loans (or working capital payables) will be forgiven by the Sponsor or Sponsor parties, as applicable. As of June 30, 2023, there was $600,000 in borrowings outstanding under the First Working Capital Note and $550,000 in borrowings under the Second Working Capital Note. In addition, the Sponsor is entitled to the monthly payment of up to $10,000 for administrative support services until the completion of a business combination or liquidation of Black Spade. As of June 30, 2023, there is $235,000 outstanding administrative service fee payable due to the Sponsor.

•

Black Spade’s Articles contain a waiver of the corporate opportunity doctrine. With such waiver, there could be business combination targets that may be suitable or worth consideration for a combination with Black Spade but not offered due to a Black Spade director’s duties to another entity. Black Spade does not believe that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in Black Spade’s Articles impacted its search for an acquisition target, and Black Spade was not prevented from reviewing any opportunities as a result of such waiver.

•

The current directors and officers of Black Spade will continue to be indemnified by Black Spade and will continue to be covered by the directors’ and officers’ liability insurance after the Business Combination.

•

The Sponsor and Black Spade’s directors and officers have each entered into a letter agreement pursuant to which they have agreed, among other things, (i) to vote all of the BSAQ Ordinary Shares, including Public Shares and Founder Shares, held by them in favor of the Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with (a) a shareholder vote to approve an amendment to Black Spade’s Articles and (b) the completion of the Business Combination, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Black Spade fails to complete an initial business combination, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold. Other than inducing the underwriters to proceed with the IPO of Black Spade, no other consideration was received for such waivers. As of the date of this proxy statement/prospectus, the Sponsor and Black Spade’s directors and officers, advisory committee members and certain employees of Sponsor’s affiliates own approximately 20% of the issued and outstanding BSAQ Ordinary Shares.

The existence of financial and personal interests of Black Spade’s directors and officers may result in a conflict of interest on part of one or more of them between what they may believe is best for Black Spade and what they may believe is best for themselves in determining whether or not to make their recommendation to vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. Under Cayman Islands law, directors and officers owe certain fiduciary duties, including, among others, a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole and a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose. Directors also owe a duty of care, which is not fiduciary in nature. Accordingly, directors and officers have a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interest, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. Black Spade’s directors and officers considered their fiduciary duty and the conflicts of interests, among other matters, in evaluating the Business Combination and in recommending to stockholders that they approve the Business Combination.

Purchases of BSAQ Ordinary Shares

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding BSAQ or its securities, the Sponsor, the Initial Shareholders, and/or their respective affiliates may purchase Public Shares from shareholders who indicate an intention to redeem BSAQ Class A Ordinary Shares. While they have no current plans to do so, the Sponsor, the Initial Shareholders, and/or their respective affiliates reserve the right to Purchase Shares from holders of BSAQ Class A Ordinary Shares who have already elected to exercise their redemption rights, in which event such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such transaction would be separately negotiated at the time of the transaction.

As of the date of this proxy statement/prospectus, the Sponsor, the Initial Shareholders, and/or their respective affiliates, have not made any such purchases of shares and/or warrants from investors. If the Sponsor, the Initial Shareholders, and/or their respective affiliates enter into any such arrangements: (i) any such purchases of securities would be made at a price no higher than the redemption price; (ii) shares acquired in such transactions would not be voted in favor of approving the Business Combination; and (iii) holders of such shares would waive their right to redemption rights with respect to such shares.

The purpose of such share purchases and other transactions would be to increase the likelihood of approval of the Business Combination Proposal, the Merger Proposal, the Articles Amendment Proposal and other proposals, reduce redemptions and increase the likelihood of satisfaction of the Minimum Cash Condition, where it appears that such requirements for the consummation of the Business Combination would otherwise not be met. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by our initial shareholders for nominal value. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions. Entering into any such arrangements may have a depressive effect on Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of Public Shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of BSAQ Ordinary Shares and Public Warrants may be reduced and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities a national securities exchange. BSAQ will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

The following is a discussion of the proposed Business Combination and the Business Combination Agreement. This is a summary only and may not contain all of the information that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A-1 (Original Business Combination Agreement) and Annex A-2 (First Amendment to Business Combination Agreement). Black Spade Shareholders are urged to read this entire proxy statement/prospectus carefully, including the Business Combination Agreement, for a more complete understanding of the Business Combination.

Under the Business Combination Agreement, the Closing is conditioned on approval of the Business Combination Proposal. Additionally, each of the Business Combination Proposal and the Merger Proposal is cross-conditioned on the approval of each other. If any one of these proposals is not approved by the Black Spade Shareholders, the Business Combination shall not be consummated.

General

Transaction Structure

The Business Combination Agreement provides for the merger of Merger Sub with and into BSAQ, with BSAQ surviving the Business Combination as a wholly owned subsidiary of VinFast.

In connection with the Business Combination, VinFast will amend and restate its currently effective constitution and adopt the Constitution, attached hereto as Annex D.

Pro Forma Capitalization

The pro forma equity valuation of VinFast upon consummation of the Transactions is estimated to approximately $23 billion. We estimate that at the Effective Time, assuming no warrants are exercised:

•

assuming none of the Public Shareholders redeem their Public Shares pursuant to Black Spade’s Articles and there are no Dissenting Shareholders, the securityholders of VinFast will own approximately 99.1% of the outstanding VinFast ordinary shares and the securityholders of Black Spade will own approximately 0.9% of the outstanding VinFast ordinary shares.

•

assuming 50% of the maximum number of the Public Shareholders redeem their Public Shares pursuant to Black Spade’s Articles without a failure to satisfy the condition to the obligations of VinFast and Merger Sub to consummate the Business Combination and there are no Dissenting Shareholders, the securityholders of VinFast will own approximately 99.5% of the outstanding VinFast ordinary shares and the securityholders of Black Spade will own approximately 0.5% of the outstanding VinFast ordinary shares.

•

assuming the maximum number of the Public Shareholders redeem their Public Shares pursuant to Black Spade’s Articles without a failure to satisfy the condition to the obligations of VinFast and Merger Sub to consummate the Business Combination and there are no Dissenting Shareholders, the securityholders of VinFast will own approximately 99.7% of the outstanding VinFast ordinary shares and the securityholders of Black Spade will own approximately 0.3% of the outstanding VinFast ordinary shares.

Merger Consideration

Pursuant to the Business Combination Agreement and the Warrant Assumption Agreement, with respect to BSAQ Shareholders:

•	immediately prior to the Effective Time, each issued and outstanding Unit will be automatically separated and the holder thereof will be deemed to hold one BSAQ Class A Ordinary Share and one-

half of one Public Warrant (with any fractional Public Warrant that a holder may otherwise be entitled to receive upon such separation being rounded down to the nearest whole number without any cash payment in lieu of such fractional Public Warrant);

•

at the Effective Time, (i) each BSAQ Class B ordinary share of Black Spade that is issued and outstanding immediately prior to the Effective Time will be converted into one VinFast ordinary share; (ii) each BSAQ Class A Ordinary Share that is issued and outstanding immediately prior to the Effective Time (other than such BSAQ Class A Ordinary Shares that are treasury shares, validly redeemed shares, or BSAQ Dissenting Shares (as defined below)) will be converted into one VinFast ordinary share, and (iii) each issued and outstanding BSAQ Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Business Combination in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (“the BSAQ Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSAQ Dissenting Share determined in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands; and

•

at the Effective Time, each issued and outstanding Black Spade Warrant will be converted into a VinFast Warrant, which will be on the same terms and conditions as the applicable Black Spade Warrant (as amended by the Warrant Assumption Agreement).

Pursuant to the Business Combination Agreement, with respect to VinFast Shareholders and its directors and employees:

•

immediately prior to the Effective Time, (i) the Constitution will be adopted and become effective, and (ii) VinFast will effect a share consolidation or subdivision such that each ordinary share in the capital of VinFast, as of immediately prior to the Recapitalization (as defined below) (collectively, the “Pre-Recapitalization VinFast Shares”) immediately prior to the Effective Time, will be consolidated or divided into a number of shares equal to the Adjustment Factor (as defined below) (items (i) through (ii), the “Recapitalization”). The “Adjustment Factor” is a number resulting from dividing the Per Share VinFast Equity Value by $10.00. The “Per Share VinFast Equity Value” is obtained by dividing (i) the equity value of VinFast (being $23,000,000,000) by (ii) the aggregate number of Pre-Recapitalization VinFast Shares that are issued and outstanding immediately prior to the Recapitalization. Upon the Recapitalization, each VinFast ordinary share, as of immediately after the Recapitalization will have a value of $10.00; and

•

if VinFast’s reported consolidated revenue for fiscal year 2023 is at least $1,875,000,000, VinFast at its option may issue such number of free bonus VinFast ordinary shares (or Equity Securities representing VinFast ordinary shares) valued at up to $50,000,000 based on an issue price of $10.00 per share (as adjusted for share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), to the directors, executives, managers and employees of VinFast and its subsidiaries, as determined in the sole discretion of the compensation committee of the board of directors of VinFast.

Background of the Business Combination

Black Spade is a blank check company incorporated in the Cayman Islands on March 31, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or assets. The proposed Business Combination was the result of an extensive search for potential transactions utilizing Black Spade’s global network and the investing, operating and transaction experience of Black Spade’s management team and advisors and Black Spade’s Board of Directors. The terms of the Business Combination Agreement were the result of extensive arm’s length negotiations among Black Spade, VinFast and their respective representations. The following chronology does not purport to catalog every conversation among the parties to the Business Combination Agreement or their representatives.

On July 20, 2021, Black Spade closed its Initial Public Offering of 15,000,000 Units, with each Unit consisting of one BSAQ Class A Ordinary Share and one-half of one Public Warrant, with each whole Public Warrant exercisable for one BSAQ Class A Ordinary Share at a price of $11.50 per share. The Units from the Initial Public Offering (including the over-allotment option) were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $150,000,000. Simultaneously with the consummation of the Initial Public Offering, Black Spade consummated the private sale of an aggregate of 6,000,000 Private Placement Warrants to its Initial Shareholders, in each case at $1.00 per Private Placement Warrant for an aggregate purchase price of $6,000,000.

On August 3, 2021, the underwriters purchased an additional 1,900,000 option Units pursuant to the partial exercise of the over-allotment option. The option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds of $19,000,000. Also, in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 380,000 Private Placement Warrants at a purchase price of $1.00 per warrant, generating additional gross proceeds to Black Spade of $380,000. A total of $169,000,000 was deposited into the Trust Account and the remaining proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The Initial Public Offering was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-257517) that became effective on July 15, 2021. For illustrative purposes, as of July 10, 2023, there was approximately $175,327,743.34 held in the Trust Account.

Prior to the consummation of the Initial Public Offering, neither Black Spade, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any potential target with respect to an initial business combination with Black Spade.

Promptly following its consummation of the Initial Public Offering, Black Spade commenced an active search and consideration of potential target businesses. Black Spade sought out potential target businesses based on internal research and through the networks of relationships of its management, board of directors and with professional service providers (lawyers, accountants, consultants, finders and investment bankers). Black Spade educated these parties on its structure as a special purpose acquisition and its criteria for an acquisition. Black Spade also responded to inquiries from investment bankers or other similar professionals who represented companies engaged in a sale or financing process. On a regular basis, Black Spade’s directors were updated with respect to the status of the business combination search. Input received from Black Spade’s directors was material to management’s evaluation of a potential business combination.

From the closing of Black Spade’s Initial Public Offering through the signing of the Business Combination Agreement with VinFast on May 12, 2023, representatives of Black Spade contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged in discussions with several possible target businesses in various sectors including enabling technology, lifestyle brands, products, or services and entertainment media that Black Spade was focused on with respect to potential transactions. Black Spade discussed with those parties its general, nonexclusive criteria and guidelines that it believed were important in evaluating potential targets for the initial business combination, including:

•	large total addressable market and strong growth potential;

•	market leadership with sustainable competitive advantage;

•	high revenue and earnings growth potential;

•	attractive unit economics;

•	potential synergies brought by the business combination and Black Spade’s expertise in capital markets; and

•	a strong and experienced management team that Black Spade could work alongside and augment as the business scales.

During the search process, Black Spade reviewed approximately 31 potential targets in a wide range of industries, including enabling technology, lifestyle brands, products, or services and entertainment media, and entered into non-disclosure agreements and engaged in preliminary discussions with respect to potential business combination opportunities with approximately 16 potential targets (collectively, the “Other Potential Acquisitions”). Black Spade executed letters of intent or memorandum of understanding with three other companies in addition to VinFast. Black Spade’s Board of Directors ultimately determined to pursue a business combination with VinFast over the Other Potential Acquisitions.

Mr. Dennis Tam, chairman and co-CEO of Black Spade became acquainted with Ms. Pham Nguyen Anh Thu, director of VinFast, in 2015 through business opportunities in Vietnam. Since then, Mr. Tam and Ms. Pham have remained in contact with each other. In August 2021, Mr. Tam informed Ms. Pham of Black Spade’s listing on the New York Stock Exchange. Following Mr. Tam’s news about Black Spade’s listing, Ms. Pham expressed interest in learning more about Black Spade and suggested the possibility of a business combination at this time between Black Spade and VinFast.

On November 22, 2021, an introductory Zoom call was arranged in which Mr. Tam and Ms. Pham talked about the background, structure, features and the focused industries of Black Spade, as well as amount of funds raised at Black Spade’s IPO. At the time, VinFast was also considering a traditional initial public offering. Hence, the discussion did not lead to further development with respect to a potential business combination. Black Spade remained active in looking for a potential target thereafter.

On March 30, 2023, Mr. Tam reached out to Ms. Pham to see if VinFast was still interested in a business combination with Black Spade. On March 31, 2023, Mr. Tam and Ms. Pham arranged a Zoom call to discuss the latest SPAC market updates and the mechanics of a potential business combination between Black Spade and VinFast. Following the call, Ms. Pham sent Mr. Tam informational materials about VinFast.

On April 10, 2023, the management of Black Spade conducted a virtual meeting with the management of VinFast. Mr. Tam, Mr. Kester Ng, co-CEO of Black Spade, Mr. Richard Taylor, a member of the advisory committee of Black Spade, Ms. Pham, Ms. Nguyen Thi Kim Quy, deputy chief investment officer of Vingroup and Mr. David Thomas Mansfield, CFO of VinFast, attended the virtual meeting. During the meeting, VinFast presented its business, manufacturing capacity, product pipeline, market expansion plans and strategies to Black Spade in order to provide a better understanding of the company.

On April 12, 2023, Black Spade entered into a non-disclosure agreement with VinFast that outlined the terms for sharing confidential information. Following the agreement, Black Spade was granted access to a Virtual Data Room (“VDR”) maintained by VinFast. The VDR contained information about VinFast that Black Spade used to conduct due diligence. During this process, Black Spade reviewed key information such as VinFast’s capitalization structure and historical audited financial information as well as its manufacturing and production facilities.

Between April 14, 2023 and April 16, 2023, Black Spade and VinFast engaged in discussions and exchanged opinions on a head of terms. The document outlined various provisions, including the proposed valuation range, pro forma shareholding structure, and various corporate governance matters after the completion of the Proposed Transactions.

On April 18, 2023, Mr. Tam and Mr. Ng, visited the headquarters of VinFast in Hai Phong, Vietnam and had the opportunity to ride in and test drive various VinFast vehicles. During their visit, they had the opportunity to ride a VinFast electric bus, to test drive the VF 8 and a VF e34 being used in GSM’s taxi business. They also had a tour of VinFast’s various facilities and departments on the Hai Phong campus, including the manufacturing facilities such as the press shop, paint shop, assembly shop and body shop and other production units, the battery charging stations, the showrooms, and the aftersales and the maintenance facilities. Mr. Tam and Mr. Ng had a lunch meeting with Ms. Pham and Ms. Nguyen to talk about the outlook of the EV market. In the evening, Mr. Tam and Mr. Ng attended a dinner meeting with Ms. Pham and Ms. Nguyen, as well as Ms. Le Thi Thu

Thuy, Global CEO of VinFast, to discuss subjects including possible cooperation between Black Spade and VinFast, the PIPE market, the investor base of Black Spade and funds that may remain in trust. Ms. Le explained the short- and long-term objectives of VinFast and their management strategy. The discussion centered on the attractiveness of the EV business for public markets and past SPAC business combination transactions with companies in similar industries as the world quickly embraced electric mobility. There was also a discussion surrounding how VinFast differentiated itself from other players in the market, VinFast’s plan to expand to the U.S. and Europe given its leadership position in Vietnam and existing strong production base and capacity.

Between April 19, 2023 and April 27, 2023, representatives and advisers of Black Spade and VinFast held several virtual meetings and calls. During these meetings, senior management and advisers from both companies discussed various aspects of the potential business combination, including but not limited to the transaction timeline, the terms of letter of intent, technical matters in relation to the different listing scenarios, the terms of the Exchangeable Bond of VinFast, the proposed valuation range of VinFast, and the fundraising activities recently announced by VinFast.

On April 24, 2023, a virtual kick-off meeting was held. Participants to the meeting included Black Spade, VinFast, JonesTrading, Chardan Capital Markets LLC, financial advisor to VinFast (“Chardan”), Davis Polk & Wardwell LLP, U.S. legal counsel to Black Spade (“DPW”), Vietnam International Law Firm (“VILAF”), Vietnam legal counsel to Black Spade, Latham & Watkins LLP, U.S. legal counsel to VinFast (“Latham”), YKVN LLC, Vietnam legal counsel to VinFast (“YKVN”), Ernst & Young LLP, auditor to VinFast (“E&Y”), and the financial due diligence advisor to Black Spade. Following the kickoff call, all-party calls were scheduled to take place every Monday, Wednesday, and Friday.

On April 27, 2023, VinFast conducted a management presentation through Zoom, which was led by the senior management of VinFast, including Ms. Le, Mr. Mansfield and Mr. Johnson. All Black Spade directors and management team, and professional advisers to Black Spade, including JonesTrading, DPW and the financial due diligence advisor of Black Spade, attended the presentation. During the presentation, the senior management of VinFast provided an overview of VinFast’s business and revenue models, total addressable market, investment highlights, growth strategies and partnership with world-class brands in the automotive industry, and in the Q&A section that followed, addressed questions from Black Spade and its advisors.

On April 28, 2023, Black Spade and VinFast reached an agreement on several matters related to the potential business combination. These matters included the Sponsor financial backstop mechanism, the proposed valuation of VinFast, the length of the lockup period, and the right to appoint senior advisors with observing rights, among others. Black Spade executed the letter of intent on the same day, and VinFast executed it on the following day. The letter of intent contained a non-binding term sheet that set forth the principal terms of the Proposed Transactions that reflected the parties’ negotiations, including among others:

•	the structure of the Business Combination;

•	the pre-money equity valuation of VinFast of $23 billion;

•	a lockup period of one year for the Sponsor and a lockup period of 180 days for VinFast Shareholders;

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an obligation to agree on a post-closing earnout structure providing for the issuance of additional VinFast ordinary shares to VinFast Shareholders based on metrics to be mutually agreed by VinFast and Black Spade;

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Sponsor’s obligation to provide an equity financing backstop in an amount equal to (i) $30,000,000 minus (ii) the amount of proceeds contained in Black Spade’s Trust Account (after giving effect to the Black Spade Shareholder redemptions);

•	Black Spade’s waiver of 20% anti-dilution right under Black Spade’s Articles; and

•	certain customary closing conditions.

The letter of intent was non-binding with respect to the proposed Business Combination, except for certain provisions related to non-binding commitment, confidentiality agreement, term and termination, transaction expenses, governing law, trust wavier and certain miscellaneous provisions.

Beginning on April 24, 2023, Black Spade, with assistance of DPW and VILAF, Vietnam legal counsel to Black Spade, commenced legal due diligence on VinFast, including due diligence on VinFast’s corporate structure, licensing practices, intellectual property, material contracts and employee matters. DPW and VILAF sent multiple supplemental request lists between April 27, 2023 and May 11, 2023, based on review of the due diligence materials and responses provided by VinFast.

On April 26, 2023, Black Spade formally engaged a financial due diligence advisor to Black Spade to conduct financial due diligence on a potential business combination with VinFast. The financial due diligence advisor sent a preliminary financial due diligence question list to VinFast on April 21, 2023 and received preliminary responses from VinFast on April 22, 2023.

On April 27, 2023, Black Spade engaged J.S. Held LLC, an investigative research firm, to commence background checks on VinFast and certain of its key management team members. Black Spade has agreed to pay J.S. Held LLC $14,000 in connection with its role as investigative researcher.

In parallel with Black Spade’s due diligence investigation of VinFast, DPW and Latham began to draft the Business Combination Agreement and the Ancillary Agreements.

On April 28, 2023, DPW sent to Latham the initial drafts of the Business Combination Agreement and the Warrant Assumption Agreement. The initial draft of the Business Combination Agreement contemplated, among other things: (i) that VinFast would effect a pre-closing recapitalization; (ii) no survival of the representations, warranties and covenants contained therein and, relatedly, no post-Business Combination indemnity; and (iii) no adjustment to the merger consideration for post-Business Combination working capital, cash or indebtedness.

Between April 28, 2023 and May 1, 2023, Latham sent to DPW initial drafts of the VinFast Shareholders Support Agreement, the Registration Rights Agreement, and the Constitution.

Subsequently, DPW and Latham exchanged drafts of the Business Combination Agreement and the Ancillary Agreements, the most significant exchanges of which are summarized in more detail below, and in connection with such exchanges, Black Spade and VinFast and their respective counsel, DPW and Latham, also held a number of virtual meeting discussions. The principal terms of the Business Combination Agreement and the key Ancillary Agreements being negotiated during such time related to, among other things, (i) the earnout structure, (ii) the scope of representations and warranties and covenants in the Business Combination Agreement, and (iii) the applicable conditions and approvals required to consummate the Business Combination.

On May 3, 2023, DPW sent to Latham the initial draft of the Plan of Merger, and comments on the VinFast Shareholders Support Agreement and Registration Rights Agreement.

On May 3, 2023, Black Spade held a board meeting, where the management of Black Spade presented the key terms of the Proposed Transaction, the letter of intent with VinFast, and provided an update of due diligence and transaction timeline.

On May 4, 2023, DPW sent to Latham the initial draft of the Sponsor Support Agreement.

On May 5, 2023, a delegation from Black Spade, including Mr. Tam, Mr. Ng, Mr. Taylor and professional advisers to Black Spade, including DPW and the financial due diligence advisor of Black Spade, visited VinFast’s headquarters in Hai Phong for an on-site visit and due diligence. During the visit, senior management of VinFast answered questions from Black Spade, and its professional advisors, and the two sides discussed in details many aspects of the business operations of VinFast and the EV global market in general. During the dinner meeting on the same day, the delegation met with other senior management members of VinFast and Ms. Nguyen to have a further discussion on company strategies.

On May 5, 2023, Latham sent to DPW a revised draft of the Business Combination Agreement and the Plan of Merger. The revised Business Combination Agreement included proposed revisions, among other things, (i) the addition of the Minimum Cash Requirement, which requires that the amount of available cash for VinFast must equal to at least $30,000,000, (ii) a three-tranche earnout shares issuable to the directors, executives, managers and employees of the post-combination company and its subsidiaries pursuant to certain milestones related to the public trading price of shares or revenue of the post-combination company, (iii) changes to representations and warranties of each party, and (iv) changes to the scope of the interim operating covenants of VinFast and Black Spade.

On May 6, 2023, a supplemental management due diligence session was conducted via Zoom with VinFast’s senior management. Black Spade, along with its professional advisors, including JonesTrading, DPW, and the financial due diligence advisor of Black Spade, participated in the session, which was led by DPW. During the session, VinFast addressed questions from all parties and engaged in live discussions on material aspects of its business operations and the global EV market, including topics such as the domestic addressable market in Vietnam, market opportunities in the U.S. and Europe, VinFast’s production expansion plans in North Carolina, VinFast’s financing plan and financial support from Vingroup, VinFast’s product launch plan in the near future, current reservation list, and ASEAN strategy, among others.

On May 8, 2023, DPW sent to Latham a revised draft of the Business Combination Agreement reflecting, among other things, (i) the removal of the Minimum Cash Requirement, (ii) changes to representations and warranties of each party, and (iii) changes to the scope of the interim operating covenants of VinFast and Black Spade.

On May 8, Black Spade held a board meeting, where Black Spade’s professional advisors, including DPW, VILAF, and the financial due diligence advisor of Black Spade provided Black Spade’s Board of Directors with summaries of the process and key findings in the due diligence investigation of VinFast. The due diligence process included, but was not limited to: (i) a review of the materials provided by VinFast, including materials from VinFast in response to requests of Black Spade’s advisors for follow-up data and information, as well as VinFast’s responses to due diligence questions; (ii) multiple virtual meetings and calls with VinFast regarding VinFast’s business and operations, reservation and shipment figures, earnout target, and technical diligence matters, as well as financial and legal matters, including those related to intellectual property and information technology matters, regulatory matters, litigation matters, and corporate matters (including material contracts, capitalization and other customary corporate matters); (iii) summaries provided to Black Spade by its advisors of key findings with respect to business, operational, legal and financial due diligence; and (iv) financial due diligence on the financial information provided by VinFast.

On May 9, 2023, Latham sent to DPW a revised draft of the Sponsor Support Agreement, reflecting, among other things, adding certain Initial Shareholders, as parties to the Sponsor Support Agreement.

On May 10, 2023, senior management of Black Spade held a lunch meeting with Mr. David Thomas Mansfield, CFO of VinFast, in Hong Kong to further discuss the business operations, outstanding due diligence matters, as well as the general capital market outlook.

On May 11, 2023, senior management of VinFast led by Ms. Le Thi Thu Thuy, held a meeting with senior management of Black Spade, which was attended by Mr. Lawrence Ho, the founder of Black Spade. The purpose of the meeting was to discuss the Proposed Transaction and potential long-term strategic collaborations between the two companies. This meeting was an important step towards the completion of the transaction.

Between May 9, 2023 and May 12, 2023, DPW and Latham, with input from Appleby and Allen & Gledhill LLP, legal counsel to Black Spade with respect to laws of Cayman Islands and Singapore, respectively, and Walkers and Rajah & Tann, legal counsel to VinFast with respect to laws of Cayman Islands and Singapore, respectively, exchanged comments to the Business Combination Agreement and the Ancillary Agreements for multiple rounds, and held conference calls to discuss the remaining issues in connection with the same up until the execution of the Business Combination Agreement, the VinFast Shareholders Support Agreement and the Sponsor Support Agreement. The agreed Business Combination Agreement reflects, among other things, the inclusion of the Minimum Cash Condition, earnout shares issuable to employees of the post-combination company and its subsidiaries pursuant to certain milestones related to revenue of VinFast, a cap on the transaction expenses to be incurred by BSAQ absent mutual agreement of Black Spade and VinFast, and along with various technical and other changes.

On May 11, 2023, Black Spade held a board meeting. Black Spade’s management team presented to Black Spade’s Board of Directors the reasons to approve the Proposed Transaction for their reference. Black Spade’s professional advisors, including JonesTrading, DPW, VILAF and the financial due diligence advisor of Black Spade attended the meeting, providing support in the presentation of valuation analysis, legal due diligence and financial due diligence. Black Spade’s Board of Directors were provided with the substantially finalized forms of the Business Combination Agreement and the Ancillary Documents, reviewed the Black Spade’s Board of Directors’ fiduciary duties under Cayman law in the context of consideration of the Proposed Transaction with VinFast, and unanimously adopted resolutions (i) determining that it is in the best interests of Black Spade and its shareholders for Black Spade to enter into the Business Combination Agreement, (ii) adopting the Business Combination Agreement and approving Black Spade’s execution, delivery and performance of the same and the consummation of the transactions contemplated by the Business Combination Agreement including entry into the Ancillary Documents, and (iii) approving the filing of the proxy statement with the SEC, subject, in each case, to changes to the Business Combination Agreement and documentation acceptable to the Chairman of Black Spade.

On May 12, 2023, Black Spade, VinFast and other relevant parties mutually executed and delivered the Business Combination Agreement, the VinFast Shareholders Support Agreement and the Sponsor Support Agreement.

After the execution of the Business Combination Agreement and the applicable Ancillary Agreements on May 12, 2023, Black Spade and VinFast issued a joint press release announcing the Business Combination. Later that day, BSAQ filed a current report on Form 8-K that included the press release as exhibit.

Black Spade’s Board of Directors Reasons for Approval of the Proposed Transaction

In evaluating the Proposed Transactions and making the above determinations and its recommendation, Black Spade’s Board of Directors consulted with its advisors and its management and considered a number of factors, including, but not limited to, the factors discussed below. In light of the wide number and complexity of the factors considered in connection with its evaluation of the Proposed Transactions, Black Spade’s Board of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Black Spade’s Board of Directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Black Spade’s Board of Directors’ reasons for the Proposed Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Black Spade’s Board of Directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination with VinFast. Black Spade’s Board of Directors and management have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Black Spade’s financial advisors, including JonesTrading, enabled them to make the necessary analyses and determinations regarding the Business Combination with VinFast. In addition, Black Spade and its advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of Black Spade’s Board of Directors in valuing VinFast’s business, and assuming the risk that Black Spade’s Board of Directors may not have properly valued such business.

Black Spade’s Board of Directors considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to enter into the Business Combination Agreement, the Ancillary Agreements and the transactions contemplated thereby. Before reaching its decision to approve the Proposed Transactions, Black Spade’s Board of Directors reviewed the results of due diligence conducted by Black Spade’s management and by Black Spade’s legal and financial advisors, which included, among other things:

•	extensive meetings with VinFast’s management team;

•	research on the EV industry, including historical growth trends and market share information, as well as growth projections;

•	analysis of VinFast’s production capacity, delivery schedule and planned expansion strategy and operations;

•	review of VinFast’s material contracts regarding financials, tax, legal, accounting, and information technology;

•	VinFast’s technology and intellectual property;

•	financial and valuation analysis of VinFast and the Business Combination;

•	reports related to financial and legal diligence prepared by external advisors; and

•	assessment of VinFast’s readiness to list as a public company.

Black Spade’s Board of Directors ultimately determined that the decision to pursue a business combination with VinFast over the Other Potential Acquisitions was generally the result of, but not limited to, one or more of the following reasons:

•

the determination of Black Spade’s management and the Sponsor that: (i) the market opportunity was substantial, and (ii) VinFast was an attractive investment opportunity because of its leadership position in Vietnam and its growth opportunity globally;

•

the determination that the combination of Black Spade and VinFast has the potential to increase substantially the likelihood of VinFast achieving its growth potential and thereby create shareholder value; and

•	the determination of Black Spade’s management and the Sponsor that VinFast was a more viable opportunity than the Other Potential Acquisitions.

Specifically, Black Spade’s Board of Directors considered a number of factors pertaining to the Proposed Transactions as generally supporting its decision to approve the entry into the Business Combination Agreement and the transactions contemplated therein, including but not limited to, the following material factors:

•

Market leader in Vietnam with Execution Excellence. Since its establishment, VinFast has gained significant brand recognition in Vietnam. Within 18 months from product launch, VinFast achieved the leading market share in Vietnam for each of its product segments. After transforming into a pure-play manufacturer of EVs, VinFast quickly dominated the domestic EV market, achieving preeminent market share.

•	Foundational Support from Vingroup. VinFast has a strong competitive advantage due to its relationship with Vingroup, one of Vietnam’s largest conglomerates, which provides the company with significant financial and strategic support. As a part of one of Vietnam’s largest private sector business groups, VinFast benefits from a wide range of synergies, relationships, and financial support from Vingroup and its major shareholders. Between 2017 and March 31, 2023, Vingroup, its affiliates, and external lenders have deployed approximately $9.3 billion to fund VinFast’s operating expenses and capital expenditures. VinFast may also benefit from demand for EVs from Vingroup affiliates such as Green and Smart Mobility Joint Stock Company (“GSM”), which announced in March 2023 its intention to offer EV and e-scooter rental and taxi services in Vietnam and whose fleet will consist of VinFast EVs and e-scooters.

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Readiness to List. VinFast has previously prepared for a traditional IPO, including the filing of Form F-1 with the SEC, and has demonstrated its readiness to transition into a publicly listed company.

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Diverse Range of EVs Catering to Various Market Segments. VinFast has various EV models and has launched and expects to launch new models in 2023 to cater to customers with diverse preferences and needs. Besides passenger cars, VinFast’s product portfolio also covers other segments of the EV market, such as e-buses and e-scooters. The wide range of electric vehicles helps VinFast to reach various market segments and a broad customer base.

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Advanced Manufacturing Capabilities. VinFast operates advanced and highly automated EV manufacturing facilities in Southeast Asia, boasting a maximum production capacity of up to 300,000 EVs annually. This capacity sets it apart from many of its peers with self-operated production facilities. With the backing of Vingroup and access to the capital market as a listed company, VinFast is better positioned to access funding to finance its capex plan in the future. The manufacturing plant located in Hai Phong, the third-largest city in Vietnam and home to one of its largest deep-sea ports, offers a competitive advantage in logistics as VinFast ships its vehicles globally. The fully operational production plant enables the company to ramp up production swiftly to meet increasing demand and generate higher revenue growth while minimizing execution risks. VinFast’s highly integrated business model, with many processes completed on-site, results in fewer production delays and lower costs.

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First-Mover Advantage in Mass EV Productions. VinFast’s prior experience as a leading manufacturer of ICE vehicles enables it to transition to EV production swiftly and with less execution risk, resulting in a more efficient production process. The company launched its VF e34 SUV in 2021, marking the first EV produced in Vietnam and consolidating VinFast’s position as a market leader in the emerging EV market in the country. VinFast’s cutting-edge technology and robust production capability give it a competitive advantage over EV manufacturers that have not yet achieved mass production.

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Shareholder Liquidity. The Business Combination Agreement stipulates that ordinary shares of VinFast issued as consideration must be listed on a major U.S. stock exchange, which Black Spade’s Board of Directors believes has the potential to offer shareholders greater liquidity.

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Existing Customer and Supplier Relationships. VinFast has forged crucial strategic partnerships with multiple OEMs and entered into commercial engagements, with marquee industry participants. The Company’s diversified battery sourcing policy mitigates risk from any individual supplier, while concurrently, it is developing its own battery technology, which will yield greater integration, efficiency, and cost benefits.

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Unique Position at the Heart of the Vehicle Data Ecosystem. VinFast has established a broad range of strategic partnerships with leading companies across different sectors, including technology firms, transportation companies, vehicle manufacturers, and data processing firms. In addition to these partnerships, VinFast has a diverse range of OEM partnerships. Its strategic position at the center of the vehicle data ecosystem provides VinFast with significant advantages.

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Potential Customers in a Wide Variety of Industries. VinFast’s personally identifiable information services find use in a variety of industries, including insurance, fleet services, and dealership sales. Additionally, VinFast’s aggregated data can be utilized to create smarter cities and more efficient transportation.

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Global Reach with a Strong Home Base. VinFast has a global presence, targeting markets across multiple continents, including Asia, North America, and Europe, while many of its competitors operate only regionally. In 2023, VinFast began deliveries and sales to the US market. In addition, it is well positioned to benefit from a substantial domestic market in Vietnam. As a company based in the ASEAN region, which encompasses over 600 million people, VinFast has access to significant markets on its doorstep, along with low-tariff benefits that provide additional financial and commercial advantages.

•	Experienced Leadership Team with a Proven Track Record. VinFast is led by an experienced management team in EV industry.

•	Due Diligence. The due diligence examinations of Black Spade’s management and financial and legal advisors and discussions with VinFast’s management and financial and legal advisors;

•	Lock-Up. Certain equityholders of VinFast have agreed to be subject to a one-hundred and eighty (180) day lockup in respect of their VinFast ordinary shares.

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Other Alternatives. Black Spade’s Board of Directors believes, after a thorough review of other business combination opportunities reasonably available to Black Spade, that the Business Combination, in part taking into account the readiness of VinFast to become a listed company, represents the best potential business combination for Black Spade and the most attractive opportunity for Black Spade’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential combination targets, and Black Spade’s Board of Directors’ belief that such process has not presented a better alternative; and

•

Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between Black Spade and VinFast.

Black Spade’s Board of Directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Proposed Transactions, including, but not limited to, the following:

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Business Risks. Black Spade’s Board of Directors considered that there were risks associated with the successful implementation of VinFast’s business plans and uncertainties regarding whether VinFast would be able to realize the anticipated benefits of the Business Combination on the expected timeline or at all, including due to factors outside the parties’ control. Black Spade’s Board of Directors considered the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Black Spade Shareholders may not fully realize these benefits to the extent that they expected to retain the Public Shares following the completion of the Business Combination.

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Industry Risks. Black Spade’s Board of Directors considered the risks that the EV market may not fully develop its growth potential. The EV market and technologies are relatively new, rapidly evolving and highly competitive which subjects VinFast’s business to uncertainties and challenges relating to the growth and profitability of the EV market as a whole.

•

Discontinuation of Support from Vingroup and Its Affiliates. Since its establishment, VinFast has relied heavily on the backing of Vingroup and its affiliates without which the operations of VinFast may be severely affected.

•	Limited Operating History. VinFast’s limited operating history makes evaluating its business and future prospects difficult.

•	Competitive Market. There are a number of global EV companies operating in markets similar to VinFast and competing for the same customer base.

•	Systems Update. The need to update VinFast’s financial systems and operations necessary for a public company.

•	Potential Delay in Product Launch. VinFast may not roll out its full range of EVs within the expected timescale.

•	Regulation. Regulation in VinFast’s industry could increase, which may limit VinFast’s ability to harness vehicle data value, thereby potentially lowering VinFast’s profits.

•	Loss of Key Personnel. Key personnel in VinFast’s industry is vital and competition for such personnel is intense. The loss of any key personnel could adversely impact VinFast’s operations.

•	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the revenues of VinFast after the Business Combination.

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Redemption Risk. The potential that a significant number of Black Spade Shareholders elect to redeem their shares prior to the consummation of the merger, which would potentially make the merger more difficult or impossible to complete.

•	Shareholder Vote. Black Spade Shareholders may fail to provide the respective votes necessary to effect the merger.

•	Closing Conditions. The completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within Black Spade’s control.

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Litigation. The possibility of litigation challenging the Business Combination Agreement or that an adverse judgment granting permanent injunctive relief could delay or prevent consummation of the Business Combination.

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No Third-Party Valuation. Black Spade’s Board of Directors considered the fact that the parties to the Business Combination have not sought any third-party valuation or fairness opinion in connection to the Business Combination.

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Liquidation of Black Spade. The risks and costs to Black Spade if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Black Spade being unable to effect a business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles).

•	Listing Risks. The securities of VinFast after the Business Combination may not be able to list on a major U.S. stock exchange, which could limit investors’ ability to sell their securities.

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Reduced Influence of Black Spade Shareholders. The existing Black Spade Shareholders will hold a minority position in VinFast after the Business Combination. In addition, although for the period from the Closing until the earlier of (i) the date on which the Sponsor ceases to own at least 1,000,000 VinFast ordinary shares and (ii) December 31, 2024, the Sponsor will have the right to designate one observer to attend all meetings of the VinFast board of directors in a non-voting observer capacity, no incumbent director of Black Spade will serve in VinFast after the Business Combination as director. This may reduce the influence that Black Spade’s current shareholder have on the management of the post-combination company.

•

Fees and Expenses. The risk of the expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination Agreement is consummated.

•	Other Risks. Various other risks associated with the Proposed Transactions, the business of the VinFast and the business of Black Spade described under “Risk Factors.”

In addition to considering the factors described above, Black Spade’s Board of Directors also considered that the officers and some of the directors of Black Spade may have interests in the Proposed Transactions as individuals that are different from, or in addition to, those of other shareholders and Warrant holders generally (see “— Interests of the Black Spade’s Directors and Officers in the Business Combination”). Black Spade’s

independent directors reviewed and considered these interests during their evaluation of the Proposed Transactions and in unanimously approving, as members of Black Spade’s Board of Directors, the Business Combination Agreement and the transactions contemplated therein, including the Proposed Transactions.

Black Spade’s Board concluded that the potential benefits that it expected Black Spade and its shareholders to achieve as a result of the Proposed Transactions outweighed the potentially negative factors associated with the Proposed Transactions. Accordingly, Black Spade’s Board unanimously determined that the Business Combination Agreement and the transactions contemplated thereby, including the Proposed Transactions, were advisable and fair to, and in the best interests of, Black Spade and its shareholders.

Financial Analysis

The following is a summary of the material financial and valuation analyses presented to and reviewed by Black Spade’s Board of Directors in connection with the valuation of VinFast in the Business Combination. Given Black Spade’s experience in investing, Black Spade’s Board of Directors did not seek a third-party valuation, and did not receive any valuation report or opinion from a third-party in connection with the Business Combination. Instead, Black Spade’s Board of Directors relied on, among other things, the following analysis of the Business Combination performed by the Black Spade management team: (i) assistance of JonesTrading, financial advisor to Black Spade, with information provided by JonesTrading and discussions with them on methodology of valuation; (ii) due diligence on VinFast’s business operations; (iii) public information and data related to the peer companies and EV market globally; and (iv) the collective experience of Black Spade’s management in public market transactions in constructing and evaluating financial models and conducting valuations of businesses.

During the course of negotiating the terms of the Business Combination Agreement, Black Spade received information from its financial advisor, JonesTrading, and researched publicly available information, in order to assess the value that public markets would potentially ascribe to VinFast following a business combination with Black Spade.

The analysis focused on an analysis of eight comparable public companies which were selected based on a review of public electric vehicle manufacturers, including but not limited to the following:

•	Tesla, Inc. (TSLA)

•	Li Auto Inc. (Li)

•	Lucid Group, Inc. (LCID)

•	NIO Inc. (NIO)

•	Polestar Automotive Holding UK PLC (PSNY)

•	Xpeng Inc. (XPEV)

•	Fisker Inc. (FSKR)

•	Rivian Automotive, Inc. (RIVN)

With JonesTrading’s assistance, Black Spade’s analysis of these companies were based on historical operating results including revenue and EBITDA, as well as analyst consensus estimates for 2023 to 2025 from S&P Capital IQ.

Upon further detailed review of these companies, Black Spade determined that Lucid Group is the closest comparable company to VinFast given their similarity in revenue scale and shared global target market with a near-term emphasis on the U.S. sales. The other seven aforementioned comparable companies remained in the broader analysis, but were not used in defining a valuation range due to the following key differences:

•

Tesla is a mature company with a significantly larger scale than VinFast and the rest of the comparable companies, generating more than $15 billion in EBITDA in 2022. None of the other comparable companies generated positive EBITDA in 2022.

•

Nio, Li Auto, and Xpeng focus and operate in different regions than VinFast, and are also larger scale companies with revenues in 2022 at $7.1 billion, $6.6 billion, and $3.9 billion, respectively, and are not targeting sales in the U.S. market.

•	Polestar focus and operate in different regions than VinFast.

•	Rivian only produces trucks, a product with consumer dynamics different from other passenger vehicle categories.

•	Fisker is at an earlier stage of development and currently operates at a significantly smaller scale than VinFast and the rest comparable companies, with revenues below $1 million in 2021 and 2022.

Based on this analysis of the competitive market landscape, Black Spade conducted a valuation analysis with the assistance of JonesTrading on the multiple of equity value to expected 2023 revenue for Lucid Group. Black Spade selected fiscal year 2023 as the benchmarking year to maintain a focus on the present year while also capturing the growth dynamics expected in the industry. Black Spade made an assessment of VinFast’s expected 2023 revenue based on the earnout target of US$1.875 billion as set out in the Business Combination Agreement for earnout shares issued to select VinFast employees, as well as VinFast’s EV reservation data of approximately 45,000 as of May 13, 2023 across all models and the historical average sale prices, taking into account the potential cancellation in light of the conversion programs. The VinFast management incentive earnout is not intended to be a projection or forecast. It reflects numerous assumptions concerning VinFast’s anticipated future performance, including those that remain beyond Black Spade’s or VinFast’s control, and that may not materialize. No reliance should be placed on the earnout as a projection or forecast about VinFast. VinFast’s reservations may not result in completed sales of its vehicles because each reservation is cancellable and fully refundable without penalty until the customer enters into a sale and purchase agreement for the vehicle they select. In addition, as described elsewhere in this proxy statement/prospectus, in April, May and June 2023, to identify customers with immediate demand for VinFast EVs and to enable VinFast to optimize its production plans, VinFast sought to convert existing EV reservations into firm orders and existing firm orders into purchases, and customers have been given the option to cancel their firm orders/reservations as part of this program. For these reasons, VinFast’s actual vehicle sales and revenue generated for their sales could differ materially from the number of reservations received.

To account for the impact of daily fluctuations in stock price, the multiple of equity value to expected 2023 revenue was determined using the average equity value over the 30, 60, and 90 days preceding the analysis. As Lucid is currently a public company, an 18% “new listing” discount was also applied. The analysis resulted in an indicative value range for VinFast of $24.9 billion (based on 90-day average equity value to expected 2023 revenue of 16.2x and an 18% new listing discount) to $22.9 billion (based on 30-day average equity value to expected 2023 revenue of 14.9x and an 18% new listing discount). As advised by JonesTrading, to maintain a focus on more recent market data, Black Spade believes it is best to value VinFast on the 60-day average, thus resulting in an implied equity value of $23.3 billion.

Satisfaction of 80% Test

It is a requirement under Black Spade’s Articles that any business acquired by Black Spade have a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discounts and commissions held in the Trust Account Black Spade would otherwise pay to the underwriters, unless subsequently waived) at the time of the execution of a definitive agreement for an initial Business Combination.

As of May 12, 2023, the date of the execution of the Business Combination Agreement, the net assets in the Trust Account was approximately $174.1 million and 80% thereof represents approximately $139.3 million. In reaching its conclusion on the 80% asset test, Black Spade’s Board of Directors used as a fair market value for VinFast of $23.0 billion equity value and approximately $27.0 billion enterprise value. The parties to the Business Combination Agreement considered factors such as VinFast’s historical financial results, the future growth outlook and financial plan, as well as valuations and trading of publicly traded companies in similar and adjacent sectors.

Black Spade’s Board of Directors believes that because of the financial skills and background of its directors, it was qualified to conclude that the acquisition of VinFast met the 80% requirement. Based on the fact that the approximately $27.0 billion fair market value of VinFast as described above, is in excess of the threshold of approximately $139.3 million, representing 80% of the net assets held in the Trust Account, Black Spade’s Board of Directors determined that the fair market value of VinFast was substantially in excess of 80% of the net assets in the Trust Account and that the 80% test was met.

Interests of Black Spade’s Directors and Officers in the Business Combination

In considering the recommendation of Black Spade’s Board of Directors to vote in favor of approval of the Business Combination Proposal, the Merger Proposal and the Articles Amendment Proposal, shareholders should keep in mind that the Sponsor and Black Spade’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of Black Spade Shareholders generally. In particular:

•

If the Business Combination or another business combination is not consummated by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), Black Spade will (i) cease all operations, except for the purpose of winding up, (ii) redeem 100% of the outstanding Public Shares for cash and, (iii) subject to the approval of its remaining shareholders and Black Spade’s Board of Directors, dissolve and liquidate. On the other hand, if the Business Combination is consummated, each outstanding Eligible BSAQ Share will be converted into one VinFast ordinary share, subject to adjustment described herein.

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If Black Spade is unable to complete a business combination within the required time period, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Black Spade for services rendered or contracted for or for products sold to Black Spade, but only if such a vendor or target business has not executed a waiver. If Black Spade consummates a business combination, on the other hand, Black Spade will be liable for all such claims.

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Prior to the consummation of the Initial Public Offering, on March 4, 2021, the Sponsor purchased 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. Subsequently, (i) on June 28, 2021, the Sponsor surrendered and forfeited 1,437,500 Founder Shares for no consideration, (ii) on July 13, 2021, the Sponsor transferred an aggregate of 950,000 Founder Shares to the other Initial Shareholders including the directors, officers, advisory committee members of Black Spade and certain employees of certain affiliates of the Sponsor, and (iii) in connection with the partial exercise of underwriters’ over-allotment option in the Initial Public Offering, the Initial Shareholders collectively surrendered and forfeited 87,500 Founder Shares. In aggregate, the Sponsor currently holds 3,294,274 Founder Shares, and the Initial Shareholders collectively hold 4,225,000 Founder Shares. Such Founder Shares held by the Initial Shareholders would become worthless if Black Spade does not complete a business combination within the applicable time period, as the Initial Shareholders waived any right to redemption with respect to these shares. Such Founder Shares have an aggregate market value of approximately $43,306,250 based on the closing price of the BSAQ Class A Ordinary Shares of $10.25 on the NYSE American on July 10, 2023. Such Founder Shares will be cancelled and in exchange thereof entitle their holders to receive in aggregate 4,225,000 VinFast ordinary shares (including 3,294,274 VinFast ordinary shares for the Sponsor) in connection with the Business Combination and have an aggregate value of $42,250,000 (including an aggregate value of $32,942,740 for VinFast ordinary shares to be held by the Sponsor), based upon the per share value implied in the Business Combination of $10.00 per VinFast ordinary share. Under the Sponsor Support Agreement, the Sponsor, in its capacity as the holder of at least majority of the BSAQ Class B Ordinary Shares, has agreed to waive any anti-dilution adjustment to the conversion ratio set forth in the BSAQ Governing Document with respect to BSAQ Class B Ordinary Shares that may result from the issuance of VinFast ordinary shares in connection with the Business Combination or any private placement or placements in relation to the Business Combination.

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Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,380,000 Private Placement Warrants in a private placement of Black Spade, generating gross proceeds to Black Spade of $6,380,000. The Private Placement Warrants would become worthless if Black Spade does not complete a business combination within the required time period. Such warrants have an aggregate market value of approximately $1,182,852, based on the closing price of the Public Warrants of $0.19, on the NYSE American on July 10, 2023.

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In connection with the Sponsor Backstop Commitment, the Sponsor has agreed that it will subscribe for and acquire, and/or procure that its designated person (reasonably acceptable to VinFast) will subscribe for and acquire, VinFast ordinary shares at a purchase price of $10 per share in an amount up to (i) $30,000,000 minus (ii) the funds contained in Trust Account (after giving effect to the Black Spade Shareholders redemption).

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Black Spade’s Initial Shareholders, including its Sponsor, officers and directors, and their respective affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Black Spade’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Black Spade fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Black Spade may not be able to reimburse these expenses if the Business Combination with VinFast or another business combination is not completed by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles). As of June 30, 2023, there are $100 of unpaid reimbursable expenses.

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The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

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Given the difference between the purchase price that the Sponsor paid for the Founder Shares and the price of the Public Shares and considering that the Sponsor would receive a substantial amount of VinFast ordinary shares in connection with the Proposed Transactions, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-Business Combination company.

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Since its inception, the Sponsor has made loans from time to time to Black Spade to fund certain capital requirements. On October 25, 2022, Black Spade issued the First Working Capital Note to its Sponsor. On February 3, 2023, Black Spade issued the Second Working Capital Note to its Sponsor. The Working Capital Notes do not bear interest and shall be payable in full upon the consummation of an initial business combination. Pursuant to the Sponsor Support Agreement, subject to and concurrently with the Closing, (i) the aggregate face value of the Working Capital Notes will be converted to and deemed to be an interest-free loan from the Sponsor to VinFast, payable on the date that is no later than the 18th month anniversary of the Closing Date, and (ii) any other working capital loans from (or working capital payables to) the Sponsor or Sponsor parties to Black Spade, to the extent used by Black Spade (or on its behalf) for payment of Black Spade’s transaction costs required to be borne and paid by VinFast pursuant to the Business Combination Agreement will be paid by VinFast, and the balance of such working capital loans (or working capital payables) will be forgiven by the Sponsor or Sponsor parties, as applicable. As of June 30, 2023, there was $600,000 in borrowings outstanding under the First Working Capital Note and $550,000 in borrowings under the Second Working Capital Note. In addition, the Sponsor is entitled to the monthly payment of up to

$10,000 for administrative support services until the completion of a business combination or liquidation of Black Spade. As of June 30, 2023, there is $235,000 outstanding administrative service fee payable due to the Sponsor.

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Black Spade’s Articles contain a waiver of the corporate opportunity doctrine. With such waiver, there could be business combination targets that may be suitable or worth consideration for a combination with Black Spade but not offered due to a Black Spade director’s duties to another entity. Black Spade does not believe that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in Black Spade’s Articles impacted its search for an acquisition target, and Black Spade was not prevented from reviewing any opportunities as a result of such waiver.

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The current directors and officers of Black Spade will continue to be indemnified by Black Spade and will continue to be covered by the directors’ and officers’ liability insurance after the Business Combination.

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The Sponsor and Black Spade’s directors and officers have each entered into a letter agreement pursuant to which they have agreed, among other things, (i) to vote all of the BSAQ Ordinary Shares, including Public Shares and Founder Shares, held by them in favor of the Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with (a) a shareholder vote to approve an amendment to Black Spade’s Articles and (b) the completion of the Business Combination, and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Black Spade fails to complete an initial business combination, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold. Other than inducing the underwriters to proceed with the IPO of Black Spade, no other consideration was received for such waivers. As of the date of this proxy statement/prospectus, the Sponsor and Black Spade’s directors and officers, advisory committee members and certain employees of Sponsor’s affiliates own approximately 20% of the issued and outstanding BSAQ Ordinary Shares.

The existence of financial and personal interests of Black Spade’s directors and officers may result in a conflict of interest on part of one or more of them between what they may believe is best for Black Spade and what they may believe is best for themselves in determining whether or not to make their recommendation to vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. Under Cayman Islands law, directors and officers owe certain fiduciary duties, including, among others, a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole and a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose. Directors also owe a duty of care, which is not fiduciary in nature. Accordingly, directors and officers have a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interest, and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. Black Spade’s directors and officers considered their fiduciary duty and the conflicts of interests, among other matters, in evaluating the Business Combination and in recommending to stockholders that they approve the Business Combination.

Anticipated Accounting Treatment

The Transactions comprised of a series of transactions pursuant to the Business Combination Agreement and the Ancillary Agreements, as described elsewhere in this proxy statement/prospectus. The Transactions will be effectuated as below:

•

The merger of BSAQ with a wholly owned subsidiary of VinFast is not within the scope of ASC 805 Business Combinations, considering that BSAQ does not meet the definition of a business in accordance with ASC 805. At the closing, VinFast will issue ordinary shares for the identifiable net assets of BSAQ (a blank check company), which will be executed in the form of an exchange of BSAQ Ordinary Shares held by Black Spade Shareholders for VinFast ordinary shares, thereby the Transactions will be accounted for as a recapitalization in accordance with U.S. GAAP. Under a recapitalization, no goodwill or other intangible assets will be recorded.

•

Upon Closing, BSAQ is the surviving company, i.e., surviving the Business Combination as a wholly owned subsidiary of VinFast. VinFast is determined to be the accounting acquirer as VinFast will obtain control over BSAQ after the Transactions. The Sponsor is only entitled to designate one representative to attend meetings of VinFast’s Board in a non-voting observer capacity. Since it is a non-voting position, it does not affect VinFast’s ability to exercise control over BSAQ, and BSAQ is the accounting acquiree.

•

For purposes of the unaudited pro forma condensed combined financial information, it is assumed that the fair value of each individual VinFast ordinary share issued to BSAQ stockholders is equal to the fair value of each individual VinFast ordinary share resulting from the equity value assigned to VinFast in the Business Combination Agreement.

•

Upon Closing, BSAQ’s identifiable net assets will be consolidated into VinFast at fair value. Any difference between the fair value of VinFast ordinary shares issued and the fair value of BSAQ’s identifiable net assets would be recorded as additional paid-in capital.

Regulatory Matters

The Business Combination is not subject to any federal or state regulatory requirement or approval, except for filings with the Registrar of Companies in the Cayman Islands necessary to effectuate the Business Combination.

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands Law and pursuant to Black Spade’s Articles, being the affirmative vote of the Black Spade Shareholders holding a majority of BSAQ Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present.

Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting, and otherwise will have no effect on a particular proposal.

The approval of the Business Combination Proposal is a condition to the consummation of the Proposed Transactions. If the Business Combination Proposal is not approved, the other proposals (except an Adjournment Proposal, as described below) will not be presented to Black Spade Shareholders for a vote.

Resolution

The full text of the resolution to be passed is as follows:

“Resolution 1:

RESOLVED, as an ordinary resolution, that Black Spade Acquisition Co’s (“Black Spade”) entry into the Business Combination Agreement dated as of May 12, 2023, by and among Black Spade, VinFast Auto Pte. Ltd. (“VinFast”) and Nuevo Tech Limited (“Merger Sub”), as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 and as may be further amended, supplemented or restated from time to time (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Black Spade, with Black Spade surviving the merger as a wholly owned subsidiary of VinFast, in accordance with the terms and subject to the conditions of the Business Combination Agreement, and the transactions contemplated by the Business Combination Agreement each be authorized, approved, ratified and confirmed in all respects.”

Recommendation of Black Spade’s Board of Directors

BSAQ’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BSAQ SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

Resale of VinFast Ordinary Shares

The VinFast ordinary shares to be issued in connection with the Business Combination will be freely transferable under the Securities Act except for shares issued to any shareholder who may be deemed for purposes of Rule 144 under the Securities Act an “affiliate” of BSAQ immediately prior to the Effective Time or an “affiliate” of VinFast following the Business Combination. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, VinFast or BSAQ (as appropriate) and may include the executive officers, directors and significant shareholders of VinFast or BSAQ (as appropriate).

Stock Exchange Listing of VinFast Ordinary Shares

VinFast will use reasonable best efforts to cause, prior to the Effective Time, the VinFast ordinary shares and warrants issuable pursuant to the Business Combination Agreement to be approved for listing on a Qualified Stock Exchange under the symbols “VFS” and “VFSWW,” respectively, subject to official notice of issuance. Approval of the listing on a Qualified Stock Exchange of the VinFast ordinary shares and warrants (subject to official notice of issuance) is a condition to each party’s obligation to complete the Business Combination.

Delisting and Deregistration of BSAQ Class A Ordinary Shares, Public Warrants and Units

If the Business Combination is completed, the BSAQ’s Class A Ordinary Shares, Public Warrants and Units will be delisted from the NYSE American and will be deregistered under the Exchange Act.

VinFast’s Status as a Foreign Private Issuer under the Exchange Act

VinFast expects to remain a “foreign private issuer” (under SEC rules). Consequently, upon consummation of the Business Combination, VinFast will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. VinFast will be required to file its annual report on Form 20-F for the year ending December 31, 2023 with the SEC by April 30, 2024. In addition, VinFast will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by VinFast in Singapore or that is distributed or required to be distributed by VinFast to its shareholders.

Based on its foreign private issuer status, VinFast will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. VinFast will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, VinFast officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the VinFast ordinary shares.

If VinFast in the future is at any point no longer exempt from such rules, it will, among other things, be required to file quarterly reports on Form 10-Q containing interim financial statements as if it were a company incorporated in the United States, as well as annual reports on Form 10-K. VinFast’s qualification for foreign private issuer status will be tested again as of June 30, 2024, (the final business day of the second fiscal quarter in 2023) to determine whether VinFast will instead be subject to the reporting requirements applicable to

U.S. companies registered under the Exchange Act beginning at the start of 2024. If it no longer meets the definition of a “foreign private issuer” as of that test date, VinFast will begin to be required to file a quarterly report on Form 10-Q for the quarter ending March 31, 2024, and will be required to continue to file quarterly reports with the SEC thereafter.

Despite its initial exemption due to its foreign private issuer status, VinFast, and following the consummation of the Business Combination, VinFast, nevertheless expects to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

VinFast’s Status as an Emerging Growth Company under U.S. Federal Securities Laws and Related Implications

Each of BSAQ and VinFast is, and consequently, following the Business Combination, VinFast will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, VinFast will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find VinFast’s securities less attractive as a result, there may be a less active trading market for VinFast’s securities and the prices of VinFast’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that the Third Target can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. VinFast has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, VinFast, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of VinFast’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

VinFast will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of VinFast’s initial public offering, (b) in which VinFast’s has total annual gross revenue of at least $1.235 billion, or (c) in which VinFast is deemed to be a large accelerated filer, which means the market value of VinFast’s common equity that is held by non-affiliates is equal to or exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which VinFast has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

PROPOSAL NO. 2—THE MERGER PROPOSAL

The Merger Proposal, if approved, will authorize the Plan of Merger, a copy of which is attached to this proxy statement/prospectus as Annex B.

Under the Business Combination Agreement, the Closing is conditioned on approval of the Merger Proposal. Additionally, each of the Business Combination Proposal and the Merger Proposal is cross-conditioned on the approval of each other. If any one of these proposals is not approved by the Black Spade Shareholders, the Business Combination shall not be consummated.

Vote Required for Approval

The approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to Black Spade’s Articles, being the affirmative vote of Black Spade Shareholders holding at least two thirds of the BSAQ Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present. Abstentions, while considered present for the purpose of establishing a quorum, will have no effect on the Merger Proposal. Brokers are not entitled to vote on the Merger Proposal absent voting instructions from the beneficial holder and, consequently, while considered present for the purpose of establishing a quorum, broker non-votes will have no effect on the Merger Proposal.

Resolutions to be Voted Upon

“Resolution 2:

RESOLVED, as a special resolution, that:

(a)

the Plan of Merger, by and among Black Spade Acquisition Co (“Black Spade”), Nuevo Tech Limited (“Merger Sub”) and VinFast Auto Pte. Ltd. (“VinFast”), substantially in the form attached to the accompanying proxy statement/prospectus as Annex B (the “Plan of Merger”), be authorized and approved in all respects;

(b)

Black Spade be authorized to merge with Merger Sub (the “Business Combination”) so that Black Spade be the surviving company (surviving the Business Combination as a wholly owned subsidiary of VinFast, in accordance with the terms and subject to the conditions of the Business Combination Agreement and Plan of Merger) and all the undertaking, property and liabilities of Merger Sub shall vest in Black Spade by virtue of the Business Combination pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”);

(c)	Black Spade be authorized to enter into the Plan of Merger;

(d)

there being no holders of any outstanding security interest granted by Black Spade immediately prior to the Merger Effective Time (as defined in the Plan of Merger), the Plan of Merger be executed by any one director on behalf of Black Spade and any director or delegate or agent thereof be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands;

(e)

as at the Merger Effective Time, the memorandum and articles of association of Black Spade will be in the form of the memorandum and articles of association of Black Spade in effect immediately before the Merger Effective Time; and

(f)

all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these Resolutions by any director or officer of Black Spade in connection with the transactions contemplated by these resolutions be approved, ratified and confirmed in all respects.”

Recommendation of Black Spade’s Board of Directors

BLACK SPADE’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BLACK SPADE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

Appraisal Rights under the Cayman Companies Act

The Cayman Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Public Shareholders are still entitled to exercise the rights of redemption in respect to their Public Shares as set out herein, and Black Spade’s Board of Directors has determined that the redemption proceeds payable to Public Shareholders who exercise such redemption rights represent the fair value of those shares. Excerpts of relevant sections of the Cayman Companies Act follow:

Section 238 - Rights of dissenters

238(1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

238(2) A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

238(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorized by the vote.

238(4) Within twenty (20) days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

238(5) A member who elects to dissent shall, within twenty (20) days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating (a) that person’s name and address; (b) the number and classes of shares in respect of which that person dissents; and (c) a demand for payment of the fair value of that person’s shares.

238(6) A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

238(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

238(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty (30) days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

238(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty (20) days immediately following the date on which the period expires (a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and (b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

238(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

238(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

238(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

238(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

238(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

38(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

238(16) The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

Section 239 - Limitation on rights of dissenters

239(1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except —

(a) shares of a surviving or consolidated company, or depository receipts in respect thereof;

(b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders;

(c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or

(d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

239(2) Repealed by section 11 of the Companies (Amendment) (No. 2) Act, 2018 [Law 46 of 2018].

Black Spade Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act.

Holders of Public Warrants and Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Companies Act.

PROPOSAL NO. 3—THE ARTICLES AMENDMENT PROPOSAL

The Articles Amendment Proposal, if adopted, will allow Black Spade to expand the methods that it may employ to not become subject to the “penny stock” rules of the SEC. A copy of the third amended and restated memorandum and articles of association of Black Spade to be adopted through the Articles Amendment Proposal is attached to this proxy statement/prospectus as Annex C.

The proposed amendments to Black Spade’s Articles, in the judgment of Black Spade’s Board of Directors, are necessary to facilitate the Business Combination. Black Spade’s Articles limit Black Spade’s ability to consummate a business combination, or to redeem BSAQ Class A Ordinary Shares in connection with a business combination, unless Black Spade has net tangible assets of at least US$5,000,001 immediately prior to or upon such consummation of such business combination. The purpose of such limitation is to ensure that the BSAQ Ordinary Shares are not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because BSAQ Class A Ordinary Shares would not be deemed to be a “penny stock” pursuant to applicable provisions of Rule 3a51-1(a)(1) under the Exchange Act, Black Spade is presenting the Articles Amendment Proposal to facilitate the consummation of the Business Combination.

The Articles Amendment Proposal is conditioned on the approval of the Business Combination Proposal and the Merger Proposal. Unless each of the Business Combination Proposal and the Merger Proposal are approved at the Meeting, the Articles Amendment Proposal will not be presented to shareholders for a vote. While the Closing is not conditioned on the approval of the Articles Amendment Proposal, if the Articles Amendment Proposal is not approved and there are significant requests for redemption such that after giving effect to those requests for redemption the net tangible assets of Black Spade would be less than $5,000,001, Black Spade’s Articles (in the form as currently effective) would prevent Black Spade from being able to consummate the Business Combination even if all other conditions to Closing are met.

The NTA Requirement

Black Spade’s Articles (in the form as currently effective) has four provisions relating to maintaining $5,000,001 in net tangible assets (the “NTA Requirement”). These provisions are:

•

Article 54.2 provides that “prior to the consummation of any Business Combination, the Company shall either: (a) submit such Business Combination to the Members for approval; or (b) provide Members with the opportunity to have their Public Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, if any, divided by the number of Public Shares then in issue, provided that the Company shall not repurchase Public Shares in an amount that would exceed the Redemption Limitation. Such obligation to repurchase Public Shares is subject to the completion of the proposed Business Combination to which it relates.”

•

Article 54.4 provides that “at a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination (the “Redemption Limitation”).”

•

Article 54.5 provides that “any Member holding Public Shares who is not an Initial Member, Director or officer of the Company may, at least two business days prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other Person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares without the prior consent of the Company, and provided further that any Person that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination and comply with any other applicable requirements provided for in the related proxy materials. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to the Company to pay taxes, if any, divided by the number of Public Shares then in issue (such redemption price being referred to herein as the “Redemption Price”), provided that the Company shall not redeem Public Shares in an amount that would exceed the Redemption Limitation. The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.”

•

Article 54.7 provides that “in the event that any amendment is made to the Articles (a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 36 months after the date of the closing of the IPO or (b) with respect to any other material provisions relating to Members’ rights or pre-initial Business Combination activity, each holder of Public Shares who is not an Initial Member, Director or officer of the Company shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account and not previously released to the Company to pay its taxes, if any, divided by the number of Public Shares then in issue, provided that the Company shall not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemption.”

The purpose of these articles was to ensure that, in connection with its initial business combination, Black Spade would continue, as it has since the IPO, to be not subject to the “penny stock” rules of the SEC, and therefore not a “blank check company” as defined under Rule 419 of the Securities Act because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). Black Spade is proposing to amend Black Spade’s Articles through the adoption of the third amended and restated memorandum and articles of association to modify the NTA Requirement as follows:

•

To revise Article 54.2 as follows: “Prior to the consummation of any Business Combination, the Company shall either: (a) submit such Business Combination to the Members for approval; or (b) provide Members with the opportunity to have their Public Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, if any, divided by the number of Public Shares then in issue. Such obligation to repurchase Public Shares is subject to the completion of the proposed Business Combination to which it relates.”

•	To revise Article 54.4 as follows: “At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.”

•

To revise Article 54.5 as follows: “Any Member holding Public Shares who is not an Initial Member, Director or officer of the Company may, at least two business days prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other Person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares without the prior consent of the Company, and provided further that any Person that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination and comply with any other applicable requirements provided for in the related proxy materials. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to the Company to pay taxes, if any, divided by the number of Public Shares then in issue (such redemption price being referred to herein as the “Redemption Price”). The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.”

•

To revise Article 54.7 as follows: “In the event that any amendment is made to the Articles (a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 36 months after the date of the closing of the IPO or (b) with respect to any other material provisions relating to Members’ rights or pre-initial Business Combination activity, each holder of Public Shares who is not an Initial Member, Director or officer of the Company shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account and not previously released to the Company to pay its taxes, if any, divided by the number of Public Shares then in issue.”

The NTA Rule is one of several exclusions from the “penny stock” rules of the SEC and Black Spade believes that it may rely on another exclusion, which relates to it being listed on the NYSE American LLC (Rule 3a51-1(a)(1)) (the “Exchange Rule”). Therefore, Black Spade intends to rely on the Exchange Rule to not be deemed a penny stock issuer.

Rule 419 blank check companies and “penny stock” issuers

As disclosed in Black Spade’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, Black Spade may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including the NTA Rule and the Exchange Rule. Historically, SPACs have relied upon the NTA Rule to avoid being deemed a penny stock issuer. Like many SPACs, Black Spade included Articles 54.2, 54.4, 54.5 and 54.7 in its Black Spade’s Articles in order to ensure that through the consummation of its initial business combination Black Spade would not be considered a penny stock issuer and therefore not a blank check company if no other exemption from the rule was available.

Reliance on Rule 3a51-1(a)(1)

The Exchange Rule excludes a national market system security from the definition of “penny stock” a security that is registered, or approved for registration upon notice of issuance, on a national securities exchange that has been continuously registered as a national securities exchange since April 20, 1992 (the date of the adoption of Rule 3a51-1 (§ 240.3a51-1) by the Commission); and the national securities exchange has maintained quantitative listing standards that are substantially similar to or stricter than those listing standards that were in place on that exchange on January 8, 2004. Black Spade’s securities had been listed on the NYSE before the close of market on June 20, 2023 since the consummation of the IPO, and have been listed on the NYSE American since June 21, 2023. Black Spade believes it can rely on the Exchange Rule to avoid being treated as a penny stock. Therefore, the NTA Requirement is unnecessary so long as Black Spade meets the requirements of the Exchange Rule.

Reasons for the Proposed NTA Requirement Amendment

Black Spade believes that it can rely on other available exclusions from the penny stock rules, more specifically, the Exchange Rule, that would not impose restrictions on Black Spade’s net tangible assets. While Black Spade does not believe this failure to satisfy the NTA Requirement subjects it to the SEC’s penny stock rules, since the NTA Requirement is included in Black Spade’s Articles, if the Articles Amendment proposal is not approved, Black Spade may not be able to consummate its initial business combination.

Vote Required for Approval

The approval of the Articles Amendment Proposal will require a special resolution under Cayman Islands law and pursuant to Black Spade’s Articles, being the affirmative vote of Black Spade Shareholders holding at least two thirds of the BSAQ Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present. Abstentions, while considered present for the purpose of establishing a quorum, will have no effect on the Articles Amendment Proposal. Brokers are not entitled to vote on the Articles Amendment Proposal absent voting instructions from the beneficial holder and, consequently, while considered present for the purpose of establishing a quorum, broker non-votes will have no effect on the Articles Amendment Proposal.

Resolution to be Voted Upon

“Resolution 3:

RESOLVED, as a special resolution, that, conditional upon the passing of Resolution 1 and Resolution 2, the existing memorandum and articles of association of the Company be replaced in their entirety with the new third amended and restated memorandum and articles of association in the form attached to the accompanying proxy statement/prospectus as Annex C (the “Third A&R Articles”), with such Third A&R Articles to become effective on such future date determined by resolution of the directors of the Company.”

Recommendation of Black Spade’s Board of Directors

BLACK SPADE’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BLACK SPADE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ARTICLES AMENDMENT PROPOSAL.

PROPOSAL NO. 4—THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more of the Business Combination Proposal, the Merger Proposal, or the Articles Amendment Proposal, or if Black Spade’s Board of Directors otherwise determines before the extraordinary general meeting that it is necessary or desirable to seek an adjournment of the Meeting. In no event will BSAQ solicit proxies to adjourn the Meeting or consummate the Transactions beyond the date by which it may properly do so under Black Spade’s Articles and Cayman Islands law. The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Transactions. See the section titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination.”

Consequences If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is presented to the Meeting and is not approved by the Black Spade Shareholders, Black Spade’s Board of Directors may not be able to adjourn the Meeting to a later date or dates. In such event, the Transactions would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to Black Spade’s Articles, being the affirmative vote of Black Spade Shareholders holding a majority of the BSAQ Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present. Abstentions, while considered present for the purpose of establishing a quorum, will have no effect on the Adjournment Proposal. Brokers are not entitled to vote on the Adjournment Proposal absent voting instructions from the beneficial holder and, consequently, while considered present for the purpose of establishing a quorum, broker non-votes will have no effect on the Adjournment Proposal.

Resolution to be Voted Upon

“Resolution 4:

RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more other proposals at the extraordinary general meeting, or if Black Spade’s Board of Directors otherwise determines before the extraordinary general meeting that it is necessary or desirable to seek an adjournment of the extraordinary general meeting, be and is hereby approved.”

Recommendation of Black Spade’s Board of Directors

BLACK SPADE’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BLACK SPADE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL IF PRESENTED.

THE BUSINESS COMBINATION AGREEMENT

For a discussion of the Business Combination structure and consideration provisions of the Business Combination Agreement, see the section titled “Proposal No. 1—The Business Combination Agreement Proposal.” Such discussion and the following summary of other material provisions of the Business Combination Agreement is qualified by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A-1 (Original Business Combination Agreement) and Annex A-2 (First Amendment to Business Combination Agreement) to this proxy statement/prospectus. All Black Spade Shareholders are encouraged to read the Business Combination Agreement in its entirety for a more complete description of the terms and conditions of the Business Combination.

The Business Combination Agreement summary below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the Business Combination Agreement and not to provide any other factual information regarding BSAQ, VinFast or their respective businesses. Accordingly, the representations and warranties and other provisions of the Business Combination Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus.

Closing and Effective Time of the Transactions

The Closing will take place at 4:01 p.m. (Eastern Time) on the third business day following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (the “Closing Date”) and summarized below under the subsection titled “—Conditions to Closing of the Transactions,” unless BSAQ and VinFast agree to another time or unless the Business Combination Agreement is terminated pursuant to its terms. The Transactions are expected to be consummated promptly after the Meeting described in this proxy statement/prospectus.

Representations and Warranties

Under the Business Combination Agreement, VinFast made customary representations and warranties to BSAQ, relating to, among other things: corporate existence and power; corporate authorization; governmental authorizations and consents; noncontravention; subsidiaries; capitalization; financial statements; undisclosed liabilities; absence of changes; litigation and proceedings; compliance with laws and permits; significant contracts; intellectual property; data privacy; benefit plans; labor matters; taxes; insurance; real property and assets; environmental matters; affiliate transactions; vendors; customers; certain business practices, anti-corruption, anti-money laundering and sanctions; registration statement and proxy statement; bankruptcy, insolvency and judicial composition proceedings; brokers’ fees; and no outside reliance. Certain representations and warranties of VinFast are qualified in whole or in part by materiality thresholds, including a material adverse effect standard as discussed further in the subsection titled “—Material Adverse Effect” below, and VinFast’s disclosure schedule.

Under the Business Combination Agreement, BSAQ made customary representations and warranties to VinFast relating to, among other things: corporate organization; corporate authorization; governmental authorizations and consents; noncontravention; litigation and proceedings; capitalization; undisclosed liabilities; SEC documents, disclosure controls and internal control over financial reporting; listing; registration statement and proxy statement; Trust Account; absence of certain changes; compliance with laws and permits; material contracts; employees and employee benefits plans; properties; affiliate transactions; taxes; certain business practices, anti-corruption, anti-money laundering and sanctions; independent investigation; brokers’ fees; and no outside reliance. Certain representations and warranties of BSAQ are qualified in whole or in part by materiality thresholds, including a material adverse effect standard as discussed further in the subsection titled “—Material Adverse Effect” below, BSAQ’s disclosure schedule, and the information included in BSAQ’s public filings filed with the SEC no later than 5:30 p.m. (New York Time) on the date immediately before the date of the Business Combination Agreement (subject to certain exclusions).

The representations and warranties made in the Business Combination Agreement will not survive the consummation of the Business Combination, except with respect to any claim arising out of fraud.

Material Adverse Effect

Pursuant to the Business Combination Agreement, a material adverse effect with respect to VinFast (“VinFast Material Adverse Effect”) means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, (x) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, financial condition, assets or liabilities of VinFast and its subsidiaries, taken as a whole, or (y) does or would reasonably be expected to prevent VinFast or Merger Sub from timely consummating the Closing (including the Business Combination) on the terms set forth in the Business Combination Agreement or perform their agreements or covenants thereunder; provided, however, in the case of foregoing clause (x) only, no effect, development, event, occurrence, fact, condition, circumstances or change, to the extent resulting from any of the following, either individually or in the aggregate, will be taken into account in determining whether a VinFast Material Adverse Effect has occurred or would reasonably be expected to occur:

(i)	any change in applicable laws or GAAP, or regulatory, policies or interpretations thereof;

(ii)	any change in interest rates or economic, financial or market conditions generally;

(iii)

the announcement or the execution of the Business Combination Agreement, the pendency or consummation of the Business Combination or the performance thereof, including any termination of, reduction in or similar adverse impact on VinFast’s and its subsidiaries’ relationships with third parties (but in each case only to the extent attributable to such announcement, execution, pendency, consummation or performance); provided that the foregoing shall not prevent a determination that a breach of any representation and warranty set forth in the Business Combination Agreement which addresses the consequences of the execution and performance of the Business Combination Agreement or the consummation of the Business Combination has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a VinFast Material Adverse Effect;

(iv)	any change generally affecting any of the industries or markets in which VinFast or any of its subsidiaries operates;

(v)

any acts of war, sabotage, civil conflict, unrest or terrorism, changes in global, national, regional, state or local political, economic or social conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster or act of god, any epidemic or pandemic (including the COVID-19 pandemic) and any other force majeure event (natural or man-made), or any worsening of any of the foregoing;

(vi)

the compliance with the express terms of the Business Combination Agreement, including any actions required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement or otherwise taken at the prior written request of BSAQ or omitted to be taken to the extent attributable to BSAQ unreasonably withholding its consent pursuant to Section 7.01 of the Business Combination Agreement;

(vii)

in and of itself, the failure of VinFast and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided that the foregoing shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts or budgets has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a VinFast Material Adverse Effect; or

(viii)	any matter set forth in VinFast’s disclosure schedule which matter is reasonably apparent on its face as constituting a VinFast Material Adverse Effect (disregarding this clause);

except in the case of the foregoing (i), (ii) and (iv), to the extent that any such effect, development, event, occurrence, fact, condition, circumstance or change has a disproportionate and adverse effect on the business, assets, results of operations or condition of VinFast and its subsidiaries, taken as a whole, relative to other similarly situated participants in the industry in which VinFast and its subsidiaries operate, but only to the extent of the incremental disproportionate effect on VinFast and its subsidiaries, taken as a whole, relative to such similarly situated participants.

Pursuant to the Business Combination Agreement, a material adverse effect with respect to BSAQ (“BSAQ Material Adverse Effect”) means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the ability of BSAQ to timely consummate the Closing (including the Business Combination) on the terms set forth under the Business Combination Agreement or to perform its agreements or covenants thereunder.

Covenants

Conduct of Business

VinFast has agreed that, from the date of the Business Combination Agreement until the Closing, or if earlier, the termination of the Business Combination Agreement in accordance with terms thereunder (the “Interim Period”), except as set forth in VinFast’s disclosure schedule, contemplated by the terms of the Business Combination Agreement, as VinFast deems necessary to consummate the Transactions in accordance with the terms of the Business Combination Agreement and the Ancillary Agreements, as consented to by BSAQ in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as required by applicable law, VinFast will, and will cause its subsidiaries to, use its commercially reasonable efforts to: (i) operate its business only in the ordinary course of business, (ii) preserve the business of VinFast, and (iii) not: amend organizational documents; change its share capital; take any action that would result in certain leakage of value exceeding $30,000,000 in the aggregate; amend, terminate, extend, or enter into any significant contract; make certain changes with regard to benefit plans or labor contracts or hire certain new employees; acquire any other person except for in the ordinary course of business or for a purchase price exceeding $30,000,000 in the aggregate; except for certain permitted leakage, incur any indebtedness in excess of $30,000,000; make certain changes with regard to taxes; except for non-exclusive licenses granted to customers in ordinary course of business, assign or dispose of, or fail to take actions necessary to protect, material owned intellectual property; commence, discharge or settle certain actions; sell, lease or create certain liens on material assets, properties, securities or interests of VinFast or any of its subsidiaries; merger or consolidate itself or any of its subsidiaries that hold more than 15% of VinFast’s total consolidated assets with any person or liquidate or dissolve; make any material changes in accounting principles or methods; fail to maintain material insurance policies; materially and adversely amend or modify, or terminate any material permit; or enter into any legally binding agreement to do any of the foregoing actions, in each case, subject to further exceptions set forth in the Business Combination Agreement.

BSAQ has agreed that, during the Interim Period, except as set forth in BSAQ’s disclosure schedule, contemplated by the terms of the Business Combination Agreement, as consented to by VinFast in writing, as required by applicable law, BSAQ will (i) use commercially reasonable efforts to operate its business only in the ordinary course of business, (ii) comply with, and continue performing under Black Spade’s Articles, the Trust Agreement, dated as of July 15, 2021, by and between Black Spade and Continental, as trustee (“Trust Agreement”), and all other agreements to which BSAQ may be a party, and (iii) not: amend Black Spade’s Articles or Trust Agreement, except for any such action in connection with the BSAQ Shareholders’ vote on an extension of the deadline for consummating an initial business combination; change its share capital (subject to certain exceptions related to consummation of the Transactions); merge or consolidate with any person or liquidate or dissolve (other than the Business Combination); make, authorize or declare any dividend or distribution; amend, terminate, extend or enter into any material contract; other than as expressed required by the Sponsor Support Agreement or any Ancillary Agreement, or required for purposes of funding working capital of BSAQ, enter into, renew or amend in any material respect, any transaction or contract with Sponsor or an affiliate of BSAQ; hire any employees or adopt any benefits plan; acquire any other person; other than required for purposes of funding working capital of BSAQ, incur any indebtedness; make any loans, advances or capital contributions to, or investments in, any other person; make certain changes with regard to tax; commence, discharge or settle certain actions; sell, lease, or create certain liens on any material assets, properties, securities or interests of BSAQ; make any material changes in accounting principles or methods; pay, or make any commitments for, capital expenditures; or enter into any agreement to do any action prohibited under the foregoing, in each case, subject to further exceptions set forth in the Business Combination Agreement.

Other Covenants and Agreements

The Business Combination Agreement also contains certain other covenants and agreements made among BSAQ, VinFast and Merger Sub, including that each of the parties will use its reasonable best efforts, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate the Transactions.

Conditions to Closing of the Transactions

The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions summarized below. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations

The respective obligations of BSAQ, VinFast and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver, if permitted by applicable law, in writing by all such parties, of the following conditions:

•

the approval for listing of VinFast ordinary shares and the VinFast warrants contemplated to be listed pursuant to the Business Combination Agreement on a Qualified Stock Exchange immediately following the Closing;

•	the conversion of VinFast from a Singapore private company to a Singapore public company;

•	the receipt of consents or approvals of governmental authorities as set forth on VinFast’s disclosure schedule;

•	the absence of any applicable law or governmental order enjoining, prohibiting, making illegal or preventing the consummation of the Transactions;

•	the receipt of required approval by BSAQ Shareholders;

•	the receipt of required approval by VinFast Shareholders;

•

effectiveness of and the absence of any stop order issued by the SEC with respect to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part and no action seeking such stop order having been threatened or initiated; and

•	the completion of the Recapitalization in accordance with the terms of the Business Combination Agreement.

Other Conditions to the Obligations of VinFast and Merger Sub

The obligations of each of VinFast and Merger Sub to consummate the Transactions are also subject to the satisfaction or waiver, if permitted by applicable law, in writing by VinFast and/or Merger Sub of the following conditions:

•	the accuracy of the representations and warranties of BSAQ (subject to certain materiality standards set forth in the Business Combination Agreement);

•	material compliance by BSAQ with its pre-closing covenants;

•	the absence of a BSAQ Material Adverse Effect that is continuing since the date of the Business Combination Agreement;

•	the execution of certain Ancillary Agreements and closing certificate by BSAQ and/or its shareholders (including the Sponsor) and officers, as applicable;

•	the satisfaction of the Minimum Available Cash Condition;

•

BSAQ (as the surviving company of the Business Combination) having at least $5,000,001 of net tangible assets remaining after the consummation of the Business Combination and giving effect to the exercise of the redemption rights of BSAQ Shareholders; and

•	the grant of waiver by the Securities Industry Council of Singapore of the application of the Singapore Take-over Code to VinFast.

Other Conditions to the Obligations of BSAQ

The obligations of BSAQ to consummate the Transactions are also subject to the satisfaction or waiver, if permitted by applicable law, in writing by BSAQ of the following conditions:

•	the accuracy of the representations and warranties of VinFast (subject to certain materiality standards set forth in the Business Combination Agreement);

•	material compliance by VinFast and Merger Sub with its pre-closing covenants;

•	the absence of a VinFast Material Adverse Effect that is continuing since the date of the Business Combination Agreement; and

•	the execution of certain Ancillary Agreements and closing certificate by VinFast and/or its shareholders and officers, as applicable.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including the following:

•	by written consent of BSAQ, VinFast and Merger Sub;

•

by either VinFast of BSAQ if the Transactions are not consummated before the earlier of (i) September 30, 2023, which will be automatically extended to December 31, 2023 if the failure of such consummation has resulted from the failure of this registration statement to be declared effective under the Securities Act in sufficient time to hold the Meeting and obtain the approvals for the Transaction Proposals prior to such date, and (ii) the then applicable deadline for BSAQ to complete an initial business combination in accordance with Black Spade’s Articles (the “Termination Date”);

•	by either VinFast or BSAQ if the consummation of the Business Combination is permanently enjoined, prohibited, deemed illegal or prevented by the terms of a final, non-appealable governmental order;

•

by either VinFast or BSAQ upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot be or has not been cured within 30 days following the receipt of notice from the non-breaching party (or any shorter period of time that remains between the delivery of such notice and the Termination Date); or

•	by either VinFast or BSAQ if the BSAQ Shareholder approval is not obtained at the Meeting (subject to any permitted adjournment).

Upon termination of the Business Combination Agreement, the Business Combination Agreement will become null and void and of no further force and effect (other than certain customary provisions that will survive a termination) and there will be no liability on the part of any party to another party thereto (other than liability for any intentional and willful material breach of the Business Combination Agreement occurring prior to the termination of the Business Combination Agreement or any fraud claim by a party).

Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and the Ancillary Documents, and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that if the Transactions are consummated, VinFast will pay all (a) costs and expenses (including fees and expenses of counsel, auditors and financial and other advisors and fees and expenses of the directors’ and officers’ liability insurance pursuant to the Business Combination Agreement) incurred by VinFast and its subsidiaries and BSAQ in connection with the Business Combination Agreement, the Ancillary Agreements, and the Transactions; provided that the incurrence by BSAQ of any amount of such costs and expenses which will be borne and paid by VinFast in excess of $8,701,000 in aggregate will be subject to the mutual agreement of BSAQ and VinFast (such agreement not to be unreasonably withheld, conditioned, delayed or denied).

Amendments

The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of BSAQ, VinFast and Merger Sub; provided that, after the BSAQ Shareholder Approval has been obtained, there will be no amendment or modification that would require the further approval of the BSAQ Shareholders (as of immediately prior to the Effective Time) under applicable law without such approval having first been obtained.

Governing Law

The Business Combination Agreement, and all claims or causes of action based upon, arising out of, or related to the Business Combination Agreement or the Transactions, is governed by and construed in accordance with the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

AGREEMENTS IN CONNECTION WITH THE BUSINESS COMBINATION AGREEMENT

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Ancillary Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. BSAQ Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety prior to voting on the proposals presented at the Meeting.

VinFast Shareholders Support Agreement

Concurrently with the execution of the Business Combination Agreement, BSAQ, VinFast and all VinFast Shareholders entered into a shareholders support and lock-up agreement and deed (the “VinFast Shareholders Support Agreement”), pursuant to which each VinFast Shareholder agreed to, among other things, (i) attend any VinFast Shareholder meeting to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the Pre-Recapitalization VinFast Shares and any other VinFast securities acquired by such VinFast Shareholder in favor of approving the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

In addition, pursuant to the VinFast Shareholders Support Agreement, each VinFast Shareholder also agreed not to transfer, during a period of 180 days from and after the Closing Date, subject to customary exceptions, (i) any VinFast ordinary shares held by such VinFast Shareholder immediately after the Closing, excluding any VinFast ordinary shares acquired in open market transactions after the Closing, (ii) any VinFast ordinary shares received by such VinFast Shareholder upon the exercise, conversion or settlement of options or warrants held by such VinFast Shareholder immediately after Closing (along with such options or warrants themselves), and (iii) any VinFast equity securities issued or issuable with respect to any securities referenced in clauses (i) and (ii) by way of share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, VinFast, BSAQ, the Sponsor and certain other holders of BSAQ Class B Ordinary Shares (each, and together with the Sponsor, the “Sponsor Parties”) entered into a sponsor support and lock-up agreement and deed, and on June 14, 2023, VinFast, BSAQ and the Sponsor entered into the first amendment to sponsor support and lock-up agreement and deed (the “Sponsor Support Agreement”), pursuant to which each Sponsor Party agreed to, among other things, (i) attend the extraordinary general meeting of BSAQ to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the BSAQ Class B Ordinary Shares, and any other BSAQ securities acquired by such Sponsor Party in favor of approving the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

In addition, pursuant to the Sponsor Support Agreement, each Sponsor Party also agreed not to transfer, during a period of 12 months from and after the Closing Date, subject to customary exceptions, (i) any VinFast ordinary shares held by such Sponsor Party immediately after the Closing excluding such number of VinFast ordinary shares equal to the number of VinFast ordinary shares purchased in connection with the Sponsor backstop investment and any VinFast ordinary shares acquired in the open market transactions after the Closing (“Sponsor Unrestricted Securities”), (ii) any VinFast ordinary shares received by such Sponsor Party upon the exercise, conversion or settlement of options or warrants held by such Sponsor Party immediately after the Closing (along with such options or warrants themselves), and (iii) any VinFast equity securities issued or issuable with respect to any securities referenced in clauses (i) and (ii) by way of share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction. However, if the number and/or market value of Sponsor Unrestricted Securities is not sufficient for purposes of VinFast’s satisfaction of any listing requirements of the applicable Qualified Stock Exchange, then VinFast and the Sponsor may mutually agree to exclude additional VinFast ordinary shares held by the Sponsor from the Lock-Up Securities so that such listing requirements can be satisfied.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed that it will subscribe for and acquire, and/or procure that its designated person (reasonably acceptable to VinFast) will subscribe for and acquire, VinFast ordinary shares at a purchase price of $10 per share in an amount up to (i) $30,000,000 minus (ii) the funds contained in the Trust Account (after giving effect to the redemption of BSAQ Shareholders).

Registration Rights Agreement

At the Closing, VinFast, BSAQ, certain equityholders of BSAQ and certain equityholders of VinFast will enter into the Registration Rights Agreement, pursuant to which VinFast will agree to use its reasonable best efforts to file a shelf registration statement with respect to the registrable securities defined therein within 60 days of the Closing. Pursuant to the Registration Rights Agreement, certain current equityholders of BSAQ and certain current equityholders of VinFast may request to sell all or a portion of their registrable securities in an underwritten offering; provided that VinFast will only be obligated to effect an underwritten takedown if such underwritten offering will include registrable securities proposed to be sold with a total offering price reasonably expected to exceed, in the aggregate, $50,000,000. VinFast will also agree to provide customary “piggyback” registration rights. The Registration Rights Agreement will provide that VinFast will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Warrant Assumption Agreement

At the Closing, VinFast, BSAQ and Continental Stock Transfer & Trust Company will enter into a Warrant Assumption Agreement of that certain warrant agreement, dated July 15, 2021, by and between BSAQ and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”), pursuant to which, among other things, effective as of the Effective Time, VinFast will assume the obligations of BSAQ under the Existing Warrant Agreement to VinFast.

INFORMATION ABOUT THE COMPANIES

Black Spade Acquisition Co

On March 3, 2021, Black Spade was incorporated as a Cayman Islands exempted company with limited liability and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or assets. Black Spade has neither engaged in any operations nor generated any revenue to date. Based on Black Spade’s business activities, Black Spade is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash. Prior to executing the Business Combination Agreement, Black Spade’s efforts were limited to organizational activities, completion of its IPO and the evaluation of possible business combinations.

VinFast Auto Ltd.

VinFast is an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, e-scooters and e-buses. VinFast’s initial EV product line is an all-new range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. VinFast focuses strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on its vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside its new vehicle roll-out. VinFast plans to deliver on this strategy by leveraging its manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. VinFast started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. VinFast has delivered approximately 105,000 vehicles (primarily ICE vehicles) and approximately 182,000 e-scooters through the end of June 2023. Innovation is at the heart of everything VinFast does. VinFast focuses on achieving operational efficiency and technological integration, and seeks to continuously improve its processes to deliver world-class products.

VinFast commenced operations in June 2017 in Hanoi, Vietnam, through VinFast Vietnam. In May 2018, VinFast Vietnam changed its name to VinFast Trading and Production Limited Liability Company and VinFast’s head office was relocated to Hai Phong, Vietnam. The construction of VinFast’s electric scooter manufacturing plant was completed in April 2018 and VinFast started production of its first electric scooter model, branded Klara, in November 2018. VinFast broke ground on its automobile manufacturing plant in September 2017 and officially launched the plant in June 2019.

In December 2021, VinFast Vietnam was converted into a joint stock company under the name, VinFast Trading and Production Joint Stock Company.

The mailing address of VinFast’s principal executive office is Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam and its telephone number is +(84) 2259396-9999.

Merger Sub

Merger Sub is a newly formed Cayman Islands exempted company and a wholly owned subsidiary of VinFast. Merger Sub was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions.

The address and telephone number for Merger Sub’s principal executive offices are the same as those for VinFast.

BLACK SPADE’S BUSINESS

References in this section to “Black Spade,” “we,” “our” or “us” refer to Black Spade Acquisition Co, a Cayman Islands exempted company.

Introduction

On March 3, 2021, Black Spade was incorporated as a Cayman Islands exempted company with limited liability and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or assets. Black Spade has neither engaged in any operations nor generated any revenue to date. Based on Black Spade’s business activities, Black Spade is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash. Prior to executing the Business Combination Agreement, Black Spade’s efforts were limited to organizational activities, completion of its IPO and the evaluation of possible business combinations.

Initial Public Offering and Simultaneous Private Placement

On July 20, 2021, Black Spade consummated its Initial Public Offering of 15,000,000 Units. Each Unit consists of one BSAQ Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable Public Warrant, each whole Public Warrant entitling the holder thereof to purchase one BSAQ Class A Ordinary Share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Black Spade of $150,000,000.

In connection with the Initial Public Offering, the underwriters were granted a 45-day over-allotment option to purchase up to 2,250,000 additional option units to cover over-allotments, if any. On August 3, 2021, the underwriters purchased an additional 1,900,000 option units pursuant to the partial exercise of the over-allotment option. The option units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to Black Spade of $19,000,000.

Simultaneously with the closing of the Initial Public Offering, Black Spade completed the private sale of 6,000,000 Private Placement Warrants to the Sponsor at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $6,000,000. The Private Placement Warrants are identical to the Public Warrants sold as part of the Units in the Initial Public Offering except that, so long as they are held by the Sponsor or its permitted transferees: (i) they will not be redeemable by Black Spade; (ii) they (including the BSAQ Class A Ordinary Shares issuable upon exercise of such Private Place Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial business combination; (iii) they may be exercised by the holders on a cashless basis; and (iv) they will be entitled to registration rights. Also, in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 380,000 Private Placement Warrants at a purchase price of $1.00 per Private Placement Warrant, generating additional gross proceeds to Black Spade of $380,000. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by Black Spade and exercisable by the holders on the same basis as the Public Warrants included in the units being sold in Black Spade’s Initial Public Offering. If Black Spade does not complete its initial business combination within 24 months from the closing of its Initial Public Offering, the Private Placement Warrants will expire worthless.

Prior to the consummation of the Initial Public Offering, on March 4, 2021, the Sponsor purchased an aggregate of 5,750,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. Prior to the initial investment in Black Spade of $25,000 by the Sponsor, Black Spade had no assets, tangible or intangible. The number of Founder Shares outstanding was determined based on Black Spade’s expectation that the total size of the Initial Public Offering would be a maximum of 17,250,000 Units if the underwriters’ over-allotment option was exercised in full, and therefore that such Founder Shares would represent 20% of the outstanding shares after the Initial Public Offering. On June 28, 2021, the Sponsor surrendered and forfeited 1,437,500 Founder Shares for no consideration, following which the Sponsor held 4,312,500 Founder Shares. Prior to Black Spade’s Initial Public Offering, the Sponsor transferred an aggregate of 950,000 of its Founder Shares to Black Spade’s directors, officers, advisory committee members and certain employees of Sponsor’s affiliates. In connection with the partial exercise of underwriters’ over-allotment options, 87,500 Founder Shares were forfeited resulting in the above parties to hold an aggregate of 4,225,000 Founder Shares.

Offering Proceeds Held in Trust

Upon the closing of the Initial Public Offering and the partial exercise of the over-allotment option, $169,000,000 was placed in the Trust Account with Continental Stock Transfer & Trust Company acting as trustee.

Except for the withdrawal of interest to pay taxes, if any, Black Spade’s Articles provides that none of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of Black Spade’s initial business combination; (ii) the redemption of its Public Shares if Black Spade is unable to complete its initial business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), subject to applicable law, or (iii) the redemption of its Public Shares properly submitted in connection with a shareholder vote to amend Black Spade’s Articles (A) to modify the substance or timing of Black Spade’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of the Public Shares if Black Spade has not consummated an initial business combination by July 20, 2023 (or a later date approved by its shareholders pursuant to Black Spade’s Articles) or (B) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of Black Spade’s creditors, if any, which could have priority over the claims of its Public Shareholders. The proceeds held in the Trust Account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act that invest only in direct U.S. government treasury obligations.

Except as described in the prospectus for Black Spade’s Initial Public Offering and in the section titled “Black Spade’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” these proceeds will not be released until the earlier of the completion of an initial business combination and Black Spade’s redemption of 100% of the outstanding Public Shares upon its failure to consummate a business combination within the required time period.

Fair Market Value of Target Business

The target business or businesses that Black Spade acquires must collectively have a fair market value equal to at least 80% of the net assets held in the Trust Account at the time of the execution of a definitive agreement for its initial business combination, although Black Spade may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. The Board determined that this test was met in connection with the proposed Business Combination with VinFast.

Shareholder Approval of Business Combination

Under Black Spade’s Articles, in connection with any proposed business combination, it must seek shareholder approval of an initial business combination at a meeting called for such purpose at which Public Shareholders may seek to redeem their Public Shares for cash, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in the prospectus for Black Spade’s Initial Public Offering. Accordingly, in connection with the Business Combination with VinFast, the Public Shareholders may seek to redeem their Public Shares in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with the Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the Business Combination Proposal, all of Black Spade’s Initial Shareholders, as well as all of its officers and directors, have agreed to vote the Founder Shares and any Public Shares purchased during or after its Initial Public Offering (including in open market and privately-negotiated transactions).

Redemption Rights for Public Shareholders

Black Spade will provide its Public Shareholders with the opportunity to redeem all or a portion of their BSAQ Class A Ordinary Shares upon the completion of the Proposed Transactions at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Proposed Transactions including interest earned on the funds held in the Trust Account and not previously released to Black Spade to pay its taxes, if any, divided by the number of then outstanding Public Shares, subject to the limitations described herein.

For illustrative purposes, based on funds in the Trust Account of approximately $175.3 million as of July 10, 2023, the estimated redemption price per share would have been approximately $10.37. The per-share amount Black Spade will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions Black Spade would otherwise pay to the underwriters, which were subsequently waived.

The Sponsor and Black Spade’s executive officers and directors have entered into a letter agreement with us, pursuant to which the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares, and the Sponsor and Black Spade’s executive officers and directors have agreed to waive their redemption rights with respect to any Public Shares they may acquire in connection with the completion of the Proposed Transactions.

Limitation on Redemption Rights

Notwithstanding the foregoing, Black Spade’s Articles provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in Black Spade’s Initial Public Offering, which Black Spade refers to as the “Excess Shares,” without its prior consent. Black Spade believes this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against the Proposed Transactions as a means to force Black Spade or its management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in Black Spade’s Initial Public Offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by Black Spade or its management at a premium to the then-current market price or on other undesirable terms. By limiting the ability of Black Spade Shareholders to redeem no more than 15% of the shares sold in its Initial Public Offering without its consent, Black Spade believe it will limit the ability of a small group of shareholders to unreasonably attempt to block its ability to complete its initial business combination, particularly in connection with the Proposed Transactions, which require as a closing condition that Black Spade has a minimum net worth or a certain amount of cash. However, Black Spade would not be restricting its shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Proposed Transactions.

In addition, Black Spade’s Articles (in the form currently effective) provide that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). However, Black Spade Shareholders are also being asked to approve, by special resolution, the Articles Amendment Proposal to delete the limitation that Black Spade shall not consummate a business combination unless Black Spade has net tangible assets of at least US$5,000,001 immediately prior to or upon such consummation of such business combination.

Liquidation if No Business Combination

Under Black Spade’s Articles, if it does not complete the Business Combination with VinFast or another initial business combination by July 20, 2023 (or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles), Black Spade will (i) cease all operations except for the purpose of winding up, (ii) as promptly and as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue (for illustrative purposes, based on funds in the Trust Account of approximately $175.3 million as of July 10, 2023, the estimated redemption price per share would have been approximately $10.37) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and the Board, dissolve and liquidate, subject in the case of (ii) and (iii) above) to Black Spade’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. At such time, Black Spade Warrants will expire. Holders of Black Spade Warrants will receive nothing upon a liquidation with respect to such securities and they will be worthless.

Each of Black Spade’s Initial Shareholders has agreed to waive its rights to participate in any distribution from the Trust Account or other assets with respect to the Founder Shares and shares underlying the Private Placement Warrants. There will be no distribution from the Trust Account with respect to Black Spade Warrants, which will expire worthless if Black Spade is liquidated.

The proceeds deposited in the Trust Account could, however, become subject to the claims of Black Spade’s creditors which would be prior to the claims of its Public Shareholders. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to Black Spade if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which Black Spade has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under Black Spade’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Black Spade will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for Black Spade’s independent registered public accounting firm), prospective target businesses or other entities with which Black Spade does business execute agreements with Black Spade waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Accordingly, the actual per-share redemption price could be less than $10.00, plus interest, due to claims of creditors. Additionally, if Black Spade is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Black Spade’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Black Spade Shareholders.

To the extent any bankruptcy claims deplete the Trust Account, Black Spade cannot assure you that it will be able to return to the Public Shareholders at least $10.00 per share. Black Spade’s Public Shareholders are entitled to receive funds from the Trust Account only in the event of its failure to complete a business combination within the required time periods or if the shareholders properly seek to have Black Spade redeem their respective shares for cash upon a business combination which is actually completed by Black Spade. In no other circumstances does a shareholder have any right or interest of any kind to or in the Trust Account.

Facilities

Black Spade currently maintains its principal executive offices at Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong. The cost for this space is included in the $10,000 per-month fee the

Sponsor, Black Spade Sponsor LLC, charges Black Spade for general and administrative services pursuant to a letter agreement between Black Spade and the Sponsor. Black Spade believes, based on rents and fees for similar services in Hong Kong, that the fee charged by Sponsor is at least as favorable as it could have obtained from an unaffiliated person. Black Spade considers its current office space, combined with the other office space otherwise available to its executive officers, adequate for its current operations.

Employees

Black Spade has three executive officers. These individuals are not obligated to devote any specific number of hours to Black Spade’s matters and intend to devote only as much time as necessary to assist Black Spade to identify, negotiate and complete its initial business combination and perform fiduciary duties to its shareholders and other obligations of such officers pursuant to applicable legal requirements and Black Spade’s Articles. The amount of time they will devote in any time period will vary based on whether a target business has been selected for Black Spade’s initial business combination and the stage of the business combination process Black Spade is in. Black Spade may plan to have full time employees other than the executive officers prior to the completion of its initial business combination.

Directors and Executive Officers

As of the date of this proxy statement/prospectus, Black Spade’s directors and officers are as follows:

Name	Age	Position
Dennis Tam	53	Director, Executive Chairman of the Board and Co-Chief Executive Officer
Kester Ng	55	Director, Co-Chief Executive Officer and Corporate Secretary
Francis Ng	37	Director, President and Chief Financial Officer
Russell Galbut	70	Director
Robert Moore	60	Director
Patsy Chan	58	Director
Sammy Hsieh	50	Director

Dennis Tam, or Chi Wai Dennis Tam, Black Spade’s Chairman and Co-Chief Executive Officer, serves as President and CEO of Black Spade Capital with more than 25 years of experience in corporate finance, accounting, financial control and mergers & acquisitions. Prior to joining Black Spade, Mr. Tam was the Group Finance Director and Head of Human Resources and Administration of Melco International from 2006 to 2017. He has also held senior management positions with various local listed and multinational companies throughout his career. He has been the chairman of the board for Greater China for the Institute of Certified Management Accountants, Hong Kong Branch since 2014, a member of the Institute of Public Accountants since 2013, a member of CPA Australia since 2000. Mr. Tam was awarded “Asia’s Best CFO (Investor Relations)” at the Asian Excellence Awards by Corporate Governance Asia magazine in 2014, 2015, 2017 and 2018. Mr. Tam obtained his Master Degree in Accounting from Monash University, and was trained at Harvard Business School in Boston, Massachusetts.

Kester Ng, or Shing Joe Kester Ng, Black Spade’s Co-Chief Executive Officer and Corporate Secretary, also serves as the Chief Executive Officer of GRE Investment Advisors Limited, a company providing Private Equity investment advisory and asset management services to institutions, ultra-high net worth individuals and family offices. GRE is licensed by the Hong Kong Securities & Futures Commission (“SFC”) to provide investment advisory and asset management services, under type 4 (Advising on Securities) and Type 9 (Asset Management) licenses. Mr. Ng is also a Managing Director of the NM Strategic Focus Fund I and II, which are both private equity funds with a focus on making direct investments and providing growth capital to companies in the areas of technology, fintech, health care and consumer services in the Greater China region. Private Equity Investee companies include the likes of Lufax (“LU US EQUITY”) and Ping An Health and Technology (“1833

HK”). Before joining GRE Investment Advisors Limited in 2014, Mr. Ng worked at J.P. Morgan from 2006 to 2013 where he was the Chairman and Head of Equity Capital & Derivatives Markets for the whole Asia Pacific region, responsible for raising capital for both public and private companies via initial public offerings, equity-linked offerings and pre-IPO transactions. Prior to J.P. Morgan, Mr. Ng served as the Managing Director and Head of Greater China Equity Capital Markets at Merrill Lynch and worked there from 1995 to 2006 in London and Hong Kong. Over his professional career, Mr. Ng is one of the most senior ECM bankers in the Asia Pacific Region, having completed a significant number of IPOs, equity and equity-linked transactions. His experience includes more than 100 IPOs, pre-IPOs and equity linked transactions for Greater China companies, raising over $100 billion on the major stock exchanges globally, including Hong Kong, NYSE, Nasdaq, London and Singapore. He completed the Agricultural Bank of China’s $22 billion dual listed Hong Kong and Shanghai IPO in 2010, which was the largest IPO globally ever at the time. Mr. Ng also served as a director of the boards of both J.P Morgan Securities (Asia Pacific) Limited and J.P. Morgan Broking (Hong Kong) Limited. In addition, he also previously served as a Hong Kong SFC Responsible Officer as well as a Hong Kong Monetary Authority Executive Officer. Mr. Ng has a Bachelor of Medicine Degree from the University of Nottingham Medical School, United Kingdom.

Francis Ng, or Francis Chi Yin Ng, Black Spade’s President and Chief Financial Officer, has over 13 years of financial fixed income and real estate investment experience globally, and has invested over $500 million across different types of capital structure transactions including structured financing, mezzanine debt and distressed assets. Mr. Ng is currently the Managing Director and Chief Investment Officer at Pacific Aegis Capital Management (HK) Limited, a Hong Kong based investment firm that specializes in real estate private credit and private equity investments globally (collectively with its affiliates, “Pacific Aegis Group”). Mr. Ng has been serving as a director in the Pacific Aegis Group since 2018. Prior to his role in the Pacific Aegis Group, Mr. Ng served as the Vice President of Tianli Financial Holdings from 2017 to 2018 where he was responsible for co-managing Black Spade’s $400 million Global Private Debt Fund. Prior to his role at Tianli Financial Holdings, he was the Vice President at SBI Hong Kong Holdings Co., Limited, a Hong Kong subsidiary of SBI Group (known as Softbank Investment Corporation until 2006) from 2014 to 2016. Before joining SBI Group, Mr. Ng held various roles at J.P. Morgan Asset Management from 2011 to 2012 and UBS AG from 2008 to 2011. Mr. Ng holds a Bachelor of Business Administration in Airport Management and Bachelor of Science in Aeronautics from the University of North Dakota. He also holds a Master of Business Administration from the Hong Kong University of Science and Technology. He is a Certified Management Accountant, a Fellow of the Institute of Financial Accountants, and a Fellow of the Institute of Public Accountants.

Russell Galbut, or Russell William Galbut has served as Black Spade’s independent director since July 2021. Mr. Galbut currently serves as the Chairman of the board of directors of Norwegian Cruise Line Holdings, a leading cruise line operator listed on the New York Stock Exchange, for which he has served as an independent director since November 2015. Mr. Galbut is the Co-Founder and Managing Principal of Crescent Heights, a leading urban real estate firm, specializing in the development, ownership, and operation of architecturally distinctive, mixed-use high-rises in major cities across the United States. Prior to founding Crescent Heights in 1989, he served as a senior real estate consultant at Laventhal and Horwath for two years. Mr. Galbut also serves on the Dean’s Advisory Board for the Cornell University School of Hotel Administration.

Robert Moore, or Robert Steven Moore has served as Black Spade’s independent director since July 2021. Mr. Moore is the Co-Founder and Managing Partner of Phoenix 1 Esports LLC, an e-sports organization which scouts and develops elite talent to compete in world-class tournaments under the Sentinel team brand. Prior to co-founding P1 Esports LLC in 2016, he served as President of Paramount Pictures Corporation from 2005 to 2009 and as Vice Chairman from 2009 to 2016. Prior to joining Paramount Pictures Corporation, he was a founding partner at Revolution Studios, an independent production company, which he co-founded in 2000. Prior to JR Motion Picture Company, LLC, Mr. Moore spent 13 years at Walt Disney Pictures and Television beginning in 1987, where he last served as Executive Vice President and Chief Financial Officer. Mr. Moore holds a Bachelor’s degree, Magna Cum Laude, in Accounting from Pepperdine University.

Patsy Chan, or Po Yi Patsy Chan has served as Black Spade’s independent director since July 2021. Ms. Chan is the Chief Executive Officer of North East Asia, Richemont Asia Pacific Limited, where she is responsible for overseeing the Hong Kong, Macau and Taiwan operations of Richemont Luxury Group, a leading luxury goods company which owns brands such as Cartier, Piaget and Montblanc. Prior to her 25-year tenure at Richemont Luxury Group, Ms. Chan served as the financial controller at Marsh & McLennan, a global professional services firm. Ms. Chan has been a Certified Practicing Accountant of CPA Australia since 1992. Ms. Chan holds a Bachelor Degree of Commerce in Accounting from the University of New South Wales and has completed the Luxury Brand Management Executive Program at ESSEC Business School.

Sammy Hsieh, or Wing Hong Sammy Hsieh has served as Black Spade’s independent director since July 2021. Mr. Hsieh is the Founder for iClick Interactive Asia Group Limited, a leading independent online marketing and enterprise data solutions provider in China listed on the Nasdaq. Prior to founding iClick Interactive Limited in 2009, he served as the General Manager of the Asia Pacific region for Efficient Frontier, a firm which was acquired by Adobe Systems in 2011, from 2008 to 2009. Prior to his role at Efficient Frontier, he was a Director of Search Marketing for Yahoo Hong Kong from 2000 to 2008, where he led and managed the company’s business operations including sales, marketing, business development and product management. Mr. Hsieh holds a Bachelor’s degree in Economics from the University of California, Los Angeles.

Advisory Committee

Black Spade’s advisory committee members, Betty Liu and Richard Taylor, provide additional support to its management and directors.

Betty Liu has served as a member of Black Spade’s advisory committee since July 2021. Ms. Liu was the Executive Vice Chairman of the New York Stock Exchange and Chief Experience Officer for Intercontinental Exchange. Through her role at the New York Stock Exchange, Ms. Liu was actively involved in numerous initial public offerings, including technology leaders such as Uber, Pinterest and Tencent Music.

Ms. Liu was also the Chairman, President and Chief Executive Officer of D and Z Media Acquisition Corp., a special purpose acquisition company listed on the New York Stock Exchange in January 2021. Prior to her role at the New York Stock Exchange, Ms. Liu served as the Founder and CEO of Radiate, an online, subscription-based ed-tech content company for millennial managers and executives, from 2016 to 2018. She scaled the ed-tech platform from concept to more than 20,000 monthly active professional subscribers in less than 2 years. From 2007 to 2018, Ms. Liu served as a leading anchor and editor-at-large for Bloomberg Television and Bloomberg Radio in New York City. Before joining Bloomberg, Ms. Liu was an anchor for CNBC Asia based in Hong Kong from 2005 to 2007, serving as part of the leadership group which helped build CNBC Asia into a market-leading news network within the region. Prior to 2004, Ms. Liu was the Atlanta Bureau Chief for the Financial Times and served as the Taiwan Bureau Chief for Dow Jones Newswires. In 1997, she received a Dow Jones Newswires Award for her coverage of the Asian financial crisis. Ms. Liu earned a Bachelor of Arts from the University of Pennsylvania.

Richard Taylor has served as a member of Black Spade’s advisory committee since July 2021. Mr. Taylor was a Managing Director at GRE Investment Advisors Limited, an SFC licensed investment advisory and management services company in Hong Kong with a focus on the technology, healthcare and new consumer sectors from September 2020 to August 2022. Prior to joining GRE, Mr. Taylor pursued a 30-year Investment Banking career in London from 1988 to 1993 with Daiwa Securities, and in Hong Kong from 1993 to 1996 before joining CLSA in Hong Kong in 1996 to lead, manage and build out the Hong Kong and regional investment banking business of the group. In this position, he served in a number of roles, including Head of Investment Banking and Head of Corporate Finance and Capital Markets, managing a team in 11 Asian regional offices advising on and raising capital for companies and institutional investors in the private and public capital markets. In addition to Hong Kong and Greater China, key markets of focus have been Indonesia, Philippines, Malaysia, Singapore, Thailand and India, as well as the frontier markets of Vietnam, Cambodia, Myanmar and

Sri Lanka. Mr. Taylor had a particular focus on the gaming, technology, healthcare and consumer sectors. Selected transactions completed include the initial public offerings of Singapore Telecom, Tenaga Nasional, Prada, L’Occitane, Fosun Tourism, Xiaomi, Bloomberry Resorts, Sa and Genting Singapore. Mr. Taylor served as a Board Director and Executive Committee member of various CLSA companies, as well as a member of the Risk and Underwriting Committees. Mr. Taylor holds BA and MA degrees from Oxford University.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Black Spade’s executive officers, directors and persons who beneficially own more than ten percent of its ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish Black Spade with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, Black Spade believes that during the year ended December 31, 2022, there were no delinquent filers.

Legal Proceedings

As of the date of this proxy statement/prospectus, to the knowledge of Black Spade’s management, there was no material litigation, arbitration or governmental proceeding pending against Black Spade or any members of its management team in their capacity as such, and Black Spade and the members of its management team have not been subject to any such proceeding.

Black Spade received an informal inquiry from the staff of the Division of Enforcement of the United States Securities and Exchange Commission in a letter dated January 11, 2023, in relation to the circumstances surrounding the filing of the Form NT 10-Q filed by Black Spade on August 15, 2022. Black Spade has been and intends to continue cooperating fully with the SEC in connection with this inquiry.

BLACK SPADE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to “Black Spade,” “we,” “our” or “us” refer to Black Spade Acquisition Co. References to our “management” or our “management team” refer to Black Spade’s executive officers and directors, and references to the “Sponsor” refer to Black Spade Sponsor LLC. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Please see “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated on March 3, 2021 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

Our Sponsor is Black Spade Sponsor LLC. Our registration statement for the Initial Public Offering was declared effective on July 15, 2021. On July 20, 2021, we consummated the Initial Public Offering of 15,000,000 Units at an offering price of $10.00 per Unit, generating total gross proceeds of $150,000,000. Simultaneously with the consummation of the Initial Public Offering, Black Spade consummated the private sale of an aggregate of 6,000,000 Private Placement Warrants to its Initial Shareholders, in each case at $1.00 per Private Placement Warrant for an aggregate purchase price of $6,000,000. On August 3, 2021, the underwriters purchased an additional 1,900,000 option Units pursuant to the partial exercise of the over-allotment option at an offering price of $10.00 per Unit, generating additional gross proceeds of $19,000,000. Following the closing of the Initial Public Offering and the partial exercise of the underwriters’ over-allotment option, an amount equal to $169,000,000 from the net proceeds of the sale of the Units in the Initial Public Offering was placed into the Trust Account. Since the Initial Public Offering, our activity has been limited to the evaluation of business combination candidates.

If we do not complete our initial business combination within 24 months from the closing of the Initial Public Offering (or such later date as may be approved by our shareholders in an amendment to Black Spade’s Articles) (the “Combination Period”), we must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares and, following such redemption, we will liquidate and dissolve. Our Initial Shareholders waived their redemption rights with respect to ordinary shares owned by them in the event a business combination is not effected in the required time period.

Recent Developments

On May 12, 2023, we entered into the Business Combination Agreement with VinFast and Merger Sub, pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Black Spade, with Black Spade surviving the Merger as a wholly-owned subsidiary of VinFast.

Pursuant to the Business Combination Agreement, among other things, immediately prior to the Merger Effective Time, (i) the amended and restated constitution of VinFast will be adopted and become effective, and (ii) VinFast will effect a share consolidation or subdivision such that each ordinary share in the capital of

VinFast, as of immediately prior to the Recapitalization immediately prior to the Effective Time, will be consolidated or divided into a number of shares equal to the Adjustment Factor.

At the Effective Time and as a result of the Merger, (i) each BSAQ Class B Ordinary Shares that is issued and outstanding immediately prior to the Effective Time will be converted into one VinFast ordinary share; (ii) each BSAQ Class A Ordinary Share that is issued and outstanding immediately prior to the Effective Time (other than such BSAQ Class A Ordinary Shares that are treasury shares, validly redeemed shares, or BSAQ Dissenting Shares) will be converted into one VinFast ordinary share, and (iii) each issued and outstanding BSAQ Dissenting Share will be canceled and carry no right other than the right to receive the payment of the fair value of such BSAQ Dissenting Share determined in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands.

At the Effective Time, each issued and outstanding warrant of Black Spade sold to the public and to the Sponsor in a private placement in connection with Black Spade’s initial public offering will be exchanged for a corresponding warrant exercisable for VinFast ordinary shares.

The Business Combination has been approved by the boards of directors of both Black Spade and VinFast.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception through March 31, 2023 were organizational activities, those necessary to identify a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities after our Initial Public Offering. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a business combination.

For the three months ended March 31, 2023, we had net income of $1,034,088 which primarily consisted of income earned on investments held in Trust Account of $1,819,095 and a change in fair value of note payable of $455,032 partially offset by general and administrative expenses of $468,539 and change in the fair value of warrant liability of $741,500.

For the three months ended March 31, 2022, we had net income of $7,622,890, which primarily consisted of a change in fair value of warrant liabilities of $9,897,542 and interest income of $15,217, partially offset by general and administrative expenses of $2,259,869.

For the year ended December 31, 2022, we had net income of $12,018,933 which primarily consisted of income earned on investments held in Trust Account of $2,435,899, a change in fair value of derivative warrant liabilities of $12,308,900 and a change in fair value of the note payable of $564,848; partially offset by general and administrative expenses of $3,170,714 and administration fee—related party $120,000.

For the period from March 3, 2021 (inception) through December 31, 2021, we had a net loss of $3,578,400 which primarily consisted of operating and formation costs of $8,093,836, administration fee—related party $55,000 and warrant offering costs $735,630; partially offset by a change in fair value of warrant liabilities of $5,244,100 and interest income of $6,966.

Liquidity and Capital Resources

On July 20, 2021, we consummated our Initial Public Offering of 15,000,000 Units at a price of $10.00 per Unit, generating gross proceeds of $150,000,000. Each Unit consists of one BSAQ Class A Ordinary Share, par value 0.0001 per share, and one-half of one redeemable Black Spade Warrant, with each whole Black Spade

Warrant entitling the holder thereof to purchase one BSAQ Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 6,000,000 Private Placement Warrants to our Sponsor at a price of $1.00 per Black Spade Warrant, generating gross proceeds of $6,000,000.

In connection with the Initial Public Offering, the underwriters were granted a 45-day option to purchase up to an additional 2,250,000 Units to cover over-allotments, if any. On August 3, 2021, the underwriters purchased an additional 1,900,000 Units pursuant to the partial exercise of the over-allotment option. Such Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to Black Spade of $19,000,000. Also, in connection with the partial exercise of the over-allotment option, our Sponsor purchased an additional 380,000 Private Placement Warrants at a purchase price of $1.00 per warrant, generating additional gross proceeds to Black Spade of $380,000.

Following our Initial Public Offering and the sale of the Private Placement Warrants, a total of $169,000,000 was placed in the Trust Account. We incurred $10,065,108 in offering costs, including $3,380,000 of underwriting discounts and commissions, $5,915,000 of deferred underwriting commissions and $770,108 of other offering costs. In May 2023, all deferred underwriting commissions of $5,915,000 were subsequently waived and reversed.

As of March 31, 2023, we had marketable securities held in the Trust Account of $173,261,960. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account net of any redemptions, to complete our initial business combination. We may withdraw interest to pay our taxes, if any. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account. We expect the interest earned on the amount in the Trust Account will be sufficient to pay our income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of March 31, 2023, we had cash of $285,384 held outside the Trust Account. We intend to use the funds held outside the Trust Account following the completion of the Initial Public Offering primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

As of March 31, 2023, we had cash of $285,384 and working capital deficit of $2,391,067. We have incurred and expect to continue to incur significant costs in pursuit of its acquisition plans and will not generate any operating revenues until after the completion of our initial business combination. In addition, we expect to have negative cash flows from operations as we pursue an initial business combination target. In connection with our assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” we do not currently have adequate liquidity to sustain operations, which consist solely of pursuing a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. On October 25, 2022, we issued an unsecured promissory note in the amount of up to $600,000 to our Sponsor (the “First Working Capital Note”). On February 3, 2023, we issued an unsecured promissory note in the amount of up to $550,000 to our Sponsor (the “Second Working Capital Note,” together with the First Working Capital Note, the “Working Capital Notes”). The Working Capital Notes do not bear interest and shall be payable in full upon the consummation of an initial business combination. Pursuant to the Sponsor Support Agreement, subject to and concurrently with the Closing, (i) the aggregate face value of the notes will be converted to and deemed an interest-free loan from the Sponsor to VinFast, payable on the date that is no later than the 18th month anniversary of the Closing Date and (ii) any other working capital loans from (or working capital payables to) the Sponsor or Sponsor parties to Black Spade, to the extent used by Black Spade (or on its behalf) for payment of Black Spade’s transaction costs required to be borne and paid by VinFast pursuant to the Business Combination Agreement will be paid by VinFast, and the balance of such working capital loans (or working capital payables) will be forgiven by the Sponsor or Sponsor parties, as applicable. As of June 30, 2023, there were $600,000 and $550,000 in borrowings outstanding under the First Working Capital Note and the Second Working Capital Note, respectively.

While we expect to have sufficient access to additional sources of capital if necessary, there is no current commitment on the part of any financing source to provide additional capital and no assurances can be provided that such additional capital will ultimately be available. Additionally, management has determined that the Combination Period (up to July 20, 2023 or a later date approved by Black Spade Shareholders pursuant to Black Spade’s Articles) may be less than one year from the date of the issuance of the financial statements if a later date is not approved by Black Spade Shareholders. There is no assurance that our plans to consummate a business combination will be successful within the Combination Period. These conditions raise substantial doubt about our ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. There is no assurance that our plans to raise additional capital (to the extent ultimately necessary) or to consummate a business combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. As is customary for a special purpose acquisition company, if we are not able to consummate a business combination during the Combination Period, we will cease all operations and redeem the Public Shares. Management plans to continue its efforts to consummate a Business Combination during the Combination Period.

If our estimate of the costs of undertaking in-depth due diligence and negotiating an initial business combination is less than the actual amount necessary to do so, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. If we are required to seek additional capital, we may seek such additional capital through loans or additional investments from our Sponsor, members of our management team or any of their affiliates, but such persons are not under any obligation to advance funds to, or invest in, us.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than as described below.

We had an agreement to pay our Sponsor a monthly fee of up to $10,000 for office space, utilities and secretarial and administrative support provided to Black Spade. We began incurring these fees on July 15, 2021 and will continue to incur these fees monthly until the earlier of the completion of our initial business combination and our liquidation.

On October 25, 2022, we issued the First Working Capital Note in the amount of up to $600,000 to our Sponsor. The First Working Capital Note does not bear interest and shall be payable in full upon the consummation of an initial business combination. As of June 30, 2023, there was $600,000 in borrowings outstanding under the First Working Capital Note. On February 3, 2023, we issued the Second Working Capital Note in the amount of up to $550,000 to our Sponsor. As of June 30, 2023, there was $550,000 in borrowings outstanding under the Second Working Capital Note.

The underwriters were entitled to a deferred discount of $0.35 per Unit, or $5,915,000 in the aggregate. In May 2023, all deferred underwriting commissions of $5,915,000 were subsequently waived and reversed.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Class A Ordinary Shares Subject to Possible Redemption

Black Spade accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480.

Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Black Spade’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Black Spade’s Class A ordinary shares feature contains certain redemption rights that are considered to be outside of Black Spade’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are classified as temporary equity, outside of the shareholders’ equity section of Black Spade’s balance sheet. Given the above, the management determined that to the extent funds are available, shares of Black Spade’s redeemable equity should be reported as temporary equity. Accordingly, as of March 31, 2023, 16,900,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of Black Spade’s condensed balance sheet.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Black Spade applies the two-class method in calculating earnings per share. Ordinary shares subject to possible redemption on March 31, 2023, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net income per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the (i) Public Offering, (ii) exercise of over-allotment and (iii) Private Placement, since their inclusion would be antidilutive under the two-class method. As a result, diluted earnings per ordinary share is the same as basic earnings per ordinary share for the periods presented. The warrants are exercisable to purchase 14,830,000 Class A ordinary shares in the aggregate.

Black Spade’s statement of operations includes a presentation of income per Class A ordinary share subject to possible redemption in a manner similar to the two-class method of income per ordinary share. Net income per ordinary share, basic and diluted, for redeemable Class A ordinary share is calculated by dividing the interest income by the weighted average number of redeemable Class A ordinary shares outstanding since original issuance. Net income per ordinary share, basic and diluted, for non-redeemable Class B ordinary share is calculated by dividing the net income, adjusted for loss attributable to redeemable Class A ordinary shares, by the weighted average number of non-redeemable Class B ordinary shares outstanding for the periods. Non-redeemable Class B ordinary shares include the Founder Shares as these ordinary shares do not have any redemption features and do not participate in the income earned on the Trust Account.

Fair Value of Financial Instruments

The fair value of Black Spade’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature. Black Spade determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices for identical assets or instruments in active markets.

Level 2 Inputs: Quoted prices for similar instruments in active markets and quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs: Significant inputs into the valuation model are unobservable.

Derivative Financial Instruments

Black Spade evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” Black Spade’s derivative instruments are recorded at fair value as of the closing date of the Initial Public Offering (July 20, 2021) and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. Black Spade has determined the Public Warrants and the Private Placement Warrants are a derivative instrument. As the Public Warrants and the Private Placement Warrants meet the definition of a derivative, the Public Warrants and the Private Placement Warrants are measured at fair value at issuance and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the statement of operations in the period of change.

Warrant Instruments

Black Spade will account for the Public Warrants and the Private Placement Warrants issued in connection with the Initial Public Offering and the Private Placement in accordance with the guidance contained in FASB ASC 815, “Derivatives and Hedging” whereby under that provision the Public Warrants and the Private Placement Warrants do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, Black Spade classifies the warrant instrument as a liability at fair value and adjust the instrument to fair value at each reporting period. This liability will be re-measured at each balance sheet date until the Public Warrants and the Private Placement Warrants are exercised or expire, and any change in fair value will be recognized in Black Spade’s statement of operations. The Public Warrants are valued based on quoted market prices and Private Placement Warrants are valued based on the Public Warrants price as there is the make whole provision in warrant agreement. Such warrant classification is also subject to re-evaluation at each reporting period.

Recent Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

VINFAST’S INDUSTRY

In this section “we,” “us” and “our” refer to VinFast and its subsidiaries prior to the consummation of the Business Combination.

Introduction

The global economy is expected to continue to recover with the easing of COVID-19 restrictions. According to Frost & Sullivan, the GDP per capita in major advanced economies, such as the U.S. and Europe, is expected to increase at CAGRs of 3.5% and 4.2% from 2022 to 2028 which, coupled with increased spending power lays a solid foundation for the recovery of the global passenger vehicle market. In addition, the reopening of manufacturing facilities and efforts to restore supply chains should further increase the production of passenger vehicles in the long run. Frost & Sullivan also expects that the passenger vehicle shipment is expected to recover to pre-COVID level by 2025 and to reach 79.1 million units in 2028, representing a CAGR of 3.6% from 2022 to 2028. The U.S. and Europe markets are expected to account for 18.3% and 21.3% of global market in 2028, respectively, according to Frost & Sullivan.

Annual Shipment of Passenger Vehicles (by regions), Global, 2019-2028E

Source: Frost & Sullivan Report

By offering premium quality EVs with luxury-level features at a competitive price point, we believe we are well-placed to penetrate our addressable markets, gain market share in the EV market and potentially convert more ICE customers to new EV users. Our target addressable market (“TAM”)1 which comprises the overall passenger vehicle markets in the U.S., Canada, Europe and Vietnam, is expected to reach $1.3 trillion,

[1]

VinFast’s TAM refers to the annual sales revenue of all passenger vehicles, within all segments and including SUVs, sedans and multi-purpose vehicles(“MPV”), in VinFast’s focus markets. Unless otherwise specified, VinFast’s focus markets refer to markets in the U.S., Canada, Europe and Vietnam.

representing an annual shipment of approximately 34.0 million vehicles by 2028, according to Frost & Sullivan. Frost & Sullivan also forecasts that passenger vehicles with prices over $40,000 are expected to become the fastest growing segment, with annual shipment expected to increase from 15.5 million units in 2022 to 22.9 million units in 2028, representing a CAGR of 6.7% from 2022 to 2028. Vehicles within this price segment can offer more satisfying user experience to customers in terms of driving performance, interior designs, and value-added services.

We stand to benefit from favorable industry trends in the EV market. We expect to unlock further growth of the EV market by addressing key pain points in the EV industry including consumers’ anxiety associated with charging duration and range, limitations on charging infrastructures, cost of battery ownership and high upfront costs. To address these pain points, we are offering several innovative solutions. For example, our battery subscription program, which is available in certain select markets (primarily Vietnam) and models, reduces the burden of battery ownership and lowers the upfront price of purchasing and owning EVs. Our battery subscription program will also include the provision of a replacement or repair in case the battery capacity falls under 70% for the duration of the battery lease. This is expected to further facilitate the adoption of EVs and reduce customer’s anxiety around battery adoption. Our at-home smart charging solutions coupled with access to a dense charging network through our e-mobility platform is expected to reduce charging anxiety for customers.

In terms of product portfolio, we anticipate that our focus on electric SUVs will allow us to capitalize on the strong growth of the electric SUV segments in our focus markets which, according to Frost & Sullivan, have an estimated CAGR of 35.9% from 2022 to 2028 in terms of annual shipment, and are expected to increase its market share from 56.1% in 2022 to 71.4% in 2028. At the initial phase of our global roll-out, our focus will be on the fast growing mid- and large-sized vehicle (C-E) segments.

Growth Trends in the EV Market

The growth of EV market far outpaced the overall market and is expected to further accelerate in the near term

The share of global EVs as a percentage of total passenger vehicles has increased more than five times from 2.1% in 2019 to 11.7% in 2022, and is expected to reach 39.2% in 2028, according to Frost & Sullivan. Frost & Sullivan also reported that the shipment of EVs in North America, Europe and Vietnam reached 2.1 million in 2022, with a share of 8.1%, and is expected to reach 10.5 million shipments in 2028, with a share of 31.0%. By 2028, the annual shipment of EVs in the U.S. and Europe is expected to account for over 30% of the global EV market.

Annual Shipment of EV Markets (by regions), Global, 2019-2028E

As a % of Total PVs

Global	2.1%	3.4%	6.7%	11.7%	16.0%	20.5%	24.7%	29.8%	34.7%	39.2%
U.S.	1.8%	2.3%	4.1%	7.6%	11.7%	15.8%	19.7%	23.5%	27.2%	30.9%
Canada	1.5%	2.1%	3.4%	6.8%	10.3%	13.7%	17.1%	20.3%	23.5%	26.7%
Europe	2.1%	4.7%	6.5%	8.8%	13.3%	17.2%	21.0%	24.6%	28.2%	31.8%
Vietnam	0.0%	0.2%	0.6%	1.7%	10.2%	13.4%	16.5%	23.8%	28.1%	29.8%

Source: Frost & Sullivan Report

C, D and E EV segments are expected to show particularly strong growth prospects

All EV segments are expected to grow at high double-digits in our focus markets and this trend is expected to be even stronger for C, D and E segments due to their long driving range, large passenger space, and attractive interior design, according to Frost & Sullivan. We opened reservations for our VF 5, VF 8 and VF 9 models to capture the fastest-growing A-, D- and E-segments, respectively, in 2022, and plan to next open reservations for our VF 6 and VF 7 models to capture the rapid growth in the B- and C- segments. The Eco trims of the VF 8 and VF 9 models with our battery subscription program are also priced within the cross-over ranges of segments C and D, D and E, respectively, which we believe can help our cars to capture a larger TAM because of their competitive price points.

Annual Shipment of EV Market (by segment), Focus Markets, 2019-2028E

*Note: Others include F-segment vehicles and MPV.

Source: Frost & Sullivan Report

Electric-SUV markets outgrow other vehicle types

According to Frost & Sullivan, consumers are more willing to purchase EVs with higher quality and performance, more intelligent functions, and smarter interior design, which include features such as longer lasting battery, longer driving range, larger passenger space, ADAS, in-car entertainment, and 4G/5G connectivity. Compared with other vehicle types, electric-SUVs with higher performance capabilities can better support consumers’ various usage scenarios like family transportation, off-road driving and long road trips. In our focus markets, the market share of electric-SUVs in relation to the overall EV shipment is expected to increase from 56.1% in 2022 to 71.4% in 2028, according to Frost & Sullivan.

Annual Shipment of EV Market (by type), Focus Markets, 2019-2028E

Source: Frost & Sullivan Report

EVs within the price segment of $40,000 or above offer better driving experience

As the largest segment in terms of annual shipment, the annual shipment of EVs over $40,000 in our focus markets is expected to reach 7.1 million units in 2028 at a CAGR of 28.6% from 1.6 million units in 2022, accounting for a market share of 67.0% in 2028, according to Frost & Sullivan. According to Frost & Sullivan, EVs within this price segment can offer better driving experience in terms of powertrain, interior and exterior designs, and overall experience of ownership, which consumers are increasingly willing to pay for.

Key Industry Tailwinds and Growth Drivers

Development of charging infrastructure

Increasing availability of charging infrastructure has become an industry trend as the EV market continues to grow, addressing one of the concerns of consumers making the switch to EV. Although there are various stakeholders, such as OEMs and charging service providers, that are increasing their investments into charging infrastructure, governments are still key drivers leading the development of charging infrastructures. For example, in the U.S., the Bipartisan Infrastructure Law will invest $7.5 billion to build a national network of EV chargers. This investment is intended to support President Biden’s goal of building a nationwide network of 500,000 EV chargers to accelerate the adoption of EVs. According to Frost & Sullivan, the charging network in the U.S. is expected to expand rapidly with number of charging points increasing from 0.3 million in 2022 to over 1.6 million in 2028 at a CAGR of 35.7%. In Europe, between 2022 and 2028, the number of charging points is expected to expand from 0.6 million to over 2.8 million at a CAGR of 27.9%. Ultra-fast charging is also expected to be the next generation of charging solutions with majority of global EV manufacturers already considering ultrafast charging (150 kW to 350 kW), which will reduce charging time from 30 minutes to 15 minutes.

Increase in battery density and reduction in costs of battery packs backed by enhancement of battery technologies

In recent years, battery energy density has been increasing mainly due to the application of higher performance cathode materials, such as high nickel NCM/NCA materials, lithium-rich manganese bases, and anode materials. In 2019, the energy density of battery cells was only between 217 to 252 Wh/kg. In comparison, currently, the energy densities of a number of battery cells can exceed 300 Wh/kg. Coupled with improvement in operating temperature range, charging efficiency and safety performance, the increase in battery energy density has significantly improved driving range.

According to Frost & Sullivan, battery cost accounts for 30-40% of the total electric vehicle cost and pricing is one of the most important considerations for consumers in choosing to adopt EV. With current improvements in battery technologies, coupled with the ability to achieve economies of scale by battery suppliers, the average price of NCM/NCA battery cells is expected to decrease from $138/kWh in 2022 to $78/kWh in 2028 and the average price of LFP battery cells is expected to decrease from $114/kWh in 2022 to $67/kWh in 2028, according to Frost & Sullivan. As a result, the average price of battery packs is expected to decrease from $187/kWh in 2022 to $112/kWh in 2028, according to Frost & Sullivan. In order for the price of an EV to achieve price parity with comparable ICE vehicles, it is broadly estimated that battery pack prices must fall in the range of $100/kWh to $110/kWh, and Frost & Sullivan estimates that battery production technology will be able to achieve this range between 2027 and 2030.

Favorable policies in our key markets

In the U.S., a number of policies were issued which were favorable for EV. These policies include raising emission standards, providing government subsidies and increasing consumer incentives for EV adoption. For example, the IRA is a significant legislation to accelerate mobility electrification in the U.S. Key provisions of the Act revise and expand tax credits for EVs, which provide a new tax credit of up to $4,000 for used EVs and extension of tax credits of up to $7,500 for purchasers of eligible new EVs. Also, OEMs which are planning to establish their production lines in the U.S., such as VinFast, may be able to benefit from the IRA credits once they start manufacturing in the U.S., gaining certain competitive advantages. The Safer Affordable Fuel-Efficient (“SAFE”) Vehicles Rule, issued by the National Highway Traffic Safety Administration (the “NHTSA”) and the Environmental Protection Agency (the “EPA”), sets fuel economy and carbon dioxide standards that increase 1.5% in stringency each year from 2021 to 2026. The Clean Energy for America Act also proposed massive tax credits for EV manufacturers. In addition, the U.S. Government also sets an aggressive target of 50% electrification by 2030. At the state level, there are also many policies promoting EV adoption. For example, California Air Resources Board (“CARB”) issued the zero-emission vehicle (“ZEV”) program, which requires auto manufacturers to produce a certain number of ZEVs and plug-in hybrids each year, based on the total number of cars sold in California, ranging from 4.5% in 2018 to 22% by 2025. Moreover, California is committed to phasing out sales of new ICE vehicles by 2035.

In Europe, many countries issued policies like the Auto Industry Rescue Plan and the UK Vehicle Scrappage Scheme to provide subsidies for the purchase of EVs in the United Kingdom. The German government issued recovery and resilience plan to subsidize the purchase of more than 560,000 decarbonized vehicles and promote the development of charging infrastructure by financing the installation of 50,000 publicly accessible charging points and 400,000 charging points in residential buildings. The French government set a domestic production target of two million EVs by 2030. Similarly, the Denmark government also has set a target to have at least 0.8 million EVs by 2030. In addition, the EU Parliament has approved bans on new ICE vehicles starting from 2035. The Netherlands, supported by their national climate policy, has also set an aggressive target of zero-emission for passenger vehicles by 2030. The Norwegian parliament has decided on a national goal that all new passenger vehicles and light-duty vans sold by 2025 be electric with zero emission through the implementation of a green tax system.

The Vietnamese government has proposed policies to reduce the usage of motorcycles, to combat pollution issues and reduce traffic congestion. The reduction in the usage of motorcycles creates opportunities for substitute modes of transportation such as EVs. For example, the Vietnamese government has called for suspension prohibition on use of motorcycles in major downtown areas by 2030 and a ban on any motorcycles that fail to meet the proposed emission standards from accessing certain areas of Hanoi. To stimulate demand for EV production, a number of preferential tax policies have also been approved, including a special excise tax exemption and tax reduction. EVs with nine seats or less are subject to the reduced excise tax rate of 3%, compared to the normal rate of 15%, from March 1, 2022 through February 28, 2027. In comparison, ICE vehicles with ten seats or less are subject to an excise tax of 40-60%.

Lower sales cost and direct access to consumers powered by an online-to-offline (“O2O”) sales model

Instead of utilizing the traditional dealership distribution network, new EV OEMs are increasingly adopting an O2O sales model, where consumers get to experience the vehicles in a physical showroom and place their orders online with the vehicle delivered to their homes. The O2O sales model, a form of direct-to-consumer (“D2C”) sales model, is disrupting the incumbent automotive marketing network and empowers new EV OEMs with unique competitive advantages. The O2O sales model provides new EV OEMs with significant cost advantages in sales and distribution, leading to higher profit margin and operational flexibility. Traditional distribution in the automotive industry represents a considerable portion of the value chain, which costs between 25% and 30% of the vehicle list price according to Frost & Sullivan. Furthermore, the offline showroom is usually operated directly by new EV OEMs, which allows for a more direct communication channel between the OEMs and their customers. This is expected to lead to a better tailored service and user experience. However, there may be some considerable challenges for OEMs in term of the cost management of O2O sales model when they are attempting to expand to and fulfill an increasingly larger market in the future.

Lower cost of ownership compared to ICE vehicles

The cost of ownership of an EV includes the initial purchase price and various expenses, including those related to maintenance, fuel, and charging. According to Frost & Sullivan, compared to traditional ICE vehicles, the cost of ownership of an EV can be lower due to lower charging costs as compared to fuel costs, availability of government incentives and lower maintenance costs. Although the purchase price of EVs is still significantly influenced by battery costs, a battery subscription program similar to ours helps to reduce the pricing gap between EV and its equivalent ICE models by lowering the upfront cost. According to Frost & Sullivan, battery subscription programs such as ours could reduce the upfront cost of an EV by 10% to 30%.

Competitive Landscape in the Global Passenger Vehicles Market

Strong receptivity to foreign brands in our focus markets

The U.S. market has been very receptive to foreign automotive brands and has been importing cars from other countries, particularly Asia, for decades. According to Frost & Sullivan, in North America, 74.2% of passenger vehicles were foreign brands in 2022. Asian brands in particular have achieved notable success in our focus markets and accounted for 52.6% of total passenger vehicle shipment to the U.S. market in 2022.

According to the F&S Customer Survey, over 59.7% of the U.S. based respondents (328 out of 549) indicated that they have either a preference for foreign brands or no preference between foreign and domestic brands.

New EV brands are emerging with more focus on customer experience and technology

With continuous investments in charging infrastructure and innovations in charging technologies, the overall charging network and charging efficiency have improved significantly compared to the first time EVs entered the market more than 10 years ago. As such, new EV brands today are able to utilize relatively well-established charging networks instead of relying completely on building their own proprietary charging infrastructure as their predecessors did.

As the consumers’ attention shifts from driving range and charging facilities to in-car entertainment systems and autonomous driving functions, new EV brands with superior ADAS capabilities and advanced infotainment systems are expected to be more competitive. New EVs generally offer better driving experience and technologies to consumers, mainly because of their culture of innovation, leading products design, R&D capabilities, and their direct-to-consumer business model.

New EV brands usually adopt a D2C business model, which allows new EV brands to have the opportunity to not only better reach consumers and introduce their products, but also understand the market dynamics and the changing consumer trends. D2C business model enables OEMs to tap into consumer trends on a deeper level and establish agile product development cycles, which will further contribute to the faster release of new models by new EV OEMs.

Comparison of Key EV Brands

VinFast has a track record of rolling out its vehicle platforms at an industry-leading pace and is rapidly expanding its business globally.

Comparison of Speed-to-market

Note: VinFast: Delivery of the VF 8 commenced in the Vietnam market in September 2022 and in the U S market in March 2023 (“City Edition” deliveries), delivery of the VF 5 and VF 9 commenced in the Vietnam market in early 2023 VF 6 and VF 7 are expected to commence delivery in 2023; Tesla: The production of Roadster (first generation) ended in January 2012; Polestar: The production of the Polestar 1 officially ended later in 2022. Polestar 4 is expected to be delivered in later 2023. The delivery of Polestar 3 is postponed to the first quarter of 2024; Fisker: Fisker Ocean is expected to be delivered within 2023.

Source: Frost & Sullivan

Comparison of Key EV Models

VinFast seeks to establish its position in the U.S. and Europe EV markets as a premium quality product at an inclusive price. VinFast’s VF 6, VF 7, VF 8 and VF 9 models are targeted to be equipped with a large touchscreen display, full-stack ADAS and smart infotainment features.

Frost and Sullivan compared the VF 8, VF 9, VF 6 and VF 7 models to their closest competitors. VF 8, VF 9, VF 6 and VF 7 are expected to deliver a high level of performance in terms of wheelbase, battery capacity, NCAP rating and other core features relative to the competitors’ vehicle offerings. In terms of services, VF 8, VF 9 and VF 7 offer (or are expected to offer) a best-in-class warranty of 10 years or 125,000 miles, while VF 6 is expected to offer a best-in-class warranty of 7 years or 87,500 miles. Our premium quality and services all are offered at an attractive MSRP relative to our competitor’s EV offerings. Furthermore, according to the F&S Customer Survey conducted in February 2022, VF 8 and VF 9’s attractive design and outstanding technology are two of the top three factors that are expected to influence customers’ decision to reserve a VinFast vehicle.

VF 8 Benchmarking

Note: For comparable models, the MSRPs are the prices of base model in the U.S. as of June 10, 2023; the specifications are from official websites of the companies or other publicly available sources. For the VF 8, the MSRP and specification refers to targets for the Eco trim (87.7 kWh battery) in the U.S. Subsidies primarily include potential incentives from the U.S. Government and State of California and may be subject to applicable law and policies.

VF 9 Benchmarking

Note: For comparable models, the MSRPs are the prices of base model in the U.S as of June 10, 2023, the specifications are from official websites of the companies or other publicly available sources. For the VF 9, the MSRP and specification refers to targets for the Eco trim in the U.S. Subsidies primarily include potential incentives from the U.S. Government and State of California and may be subject to applicable law and policies.

VF 6 Benchmarking

Note: For comparable models, the MSRPs are the prices of base model in the U.S as of June 10, 2023, the specifications are from official websites of the companies or other publicly available sources. For the VF 6, the MSRP and specification refers to targets for the Eco trim in the U.S. Subsidies primarily include potential incentives from the U.S. Government and State of California and may be subject to applicable law and policies.

VF 7 Benchmarking

Note: For comparable models, the MSRPs are the prices of base model in the US as of June 10, 2023, the specifications are from official websites of the companies or other publicly available sources. For the VF 7, the MSRP and specification refers to targets for the Eco trim in the U.S. Subsidies primarily include potential incentives from the US Government and State of California and may be subject to applicable law and policies.

TCO Comparison

The key components of TCO are depreciation cost and out-of-pocket expenses, which contribute to 40-70% and 30-60% of the overall TCO, respectively. Depreciation cost is the difference between purchase price and estimated residual value after five years. Out-of-pocket expenses include 1) estimated annual cost of electricity or fuel, given annual driving distance of 15,000 miles (24,000 kilometers) and energy consumption rates for different SUV models; 2) estimated annual maintenance and repair cost for different SUV models; 3) estimated annual insurance cost for different SUV models.

According to Frost and Sullivan’s estimates, the VF 8 with the Eco trim is expected to have the lowest TCO among EVs and ICE vehicles in the mid-sized SUV category and significantly lower than other mid-sized SUVs like Tesla. VF 9, VF 6 and VF 7 are expected to have the lowest TCO among comparable EVs, PHEV and ICE vehicles.

Five-year Total Cost of Ownership of Mid-sized SUVs in the US

Source: Frost & Sullivan

Five-year Total Cost of Ownership of Full-sized SUVs in the U.S.

*Note: TCO is calculated based on the MSRP, which refers to the starting prices of base models in the U.S. as of June 10, 2023 for comparable models, and refers to the target price of the VF 8 Eco (87.7 kWh battery) and the VF 9 Eco trim, after estimated Government and State incentives**. The depreciation period is assumed to be five years.

**Frost & Sullivan also assumes EV models, with starting MSRP below $60,000, enjoy tax credits of $2,000 from California Clean Vehicle Rebate Project. However, Frost & Sullivan assumes none of the above models are eligible for the Clean Vehicles Credit of $7,500 under the IRA due to the uncertainty surrounding who will ultimately be able to claim this tax credit, the fact that not all customers are eligible, and the uncertainty surrounding regulations governing the requirements for critical minerals and battery components. Customers’ eligibility for this tax credit is determined based on their income brackets. If the modified adjusted gross income (“MAGI”) of a married couple filing jointly is greater than $300,000 or greater than $150,000 for a single person, no credits will be available.

Source: Frost & Sullivan

Five-year Total Cost of Ownership of Small-sized SUVs in the US

*Note: TCO is calculated based on the MSRP, which refers to the starting prices of base models as of June 10, 2023 for comparable models and refers to the target price of the VF 6 Eco trim in the U.S., after estimated Government and State incentives**. The depreciation period is assumed to be five years.

**Frost & Sullivan also assumes EV models, with starting MSRP below $60,000, enjoy tax credits of $2,000 from California Clean Vehicle Rebate Project. However, Frost & Sullivan assumes none of the above models are eligible for the Clean Vehicles Credit of $7,500 under the IRA due to the uncertainty surrounding who will ultimately be able to claim this tax credit, the fact that not all customers are eligible, and the uncertainty surrounding regulations governing the requirements for critical minerals and battery components. Customers’ eligibility for this tax credit is determined based on their income brackets. If the modified adjusted gross income (“MAGI”) of a married couple filing jointly is greater than $300,000 or greater than $150,000 for a single person, no credits will be available.

Source: Frost & Sullivan

Five-year Total Cost of Ownership of Small-to-Mid-sized SUVs in the US

*Note: TCO is calculated based on the MSRP, which refers to the starting prices of base models as of June 10, 2023 for comparable models and refers to the target price of the VF 7 Eco trim in the U.S., after estimated Government and State incentives**. The depreciation period is assumed to be five years.

**Frost & Sullivan also assumes EV models, with starting MSRP below $60,000, enjoy tax credits of $2,000 from California Clean Vehicle Rebate Project. However, Frost & Sullivan assumes none of the above models are eligible for the Clean Vehicles Credit of $7,500 under the IRA due to the uncertainty surrounding who will ultimately be able to claim this tax credit, the fact that not all customers are eligible, and the uncertainty surrounding regulations governing the requirements for critical minerals and battery components. Customers’ eligibility for this tax credit is determined based on their income brackets. If the modified adjusted gross income (“MAGI”) of a married couple filing jointly is greater than $300,000 or greater than $150,000 for a single person, no credits will be available.

Source: Frost & Sullivan

Vietnam as a Global Manufacturing Hub

Vietnam has played a more significant role in supporting global manufacturing. This is evidenced by Vietnam’s increasing manufacturing value added, which is the net output of all resident manufacturing activities, as a percentage of the global manufacturing value added.

Manufacturing Value Added, Vietnam, 2015-2022

Source: World Bank, Frost & Sullivan Report

Competitive labor costs

Competitive labor costs in Vietnam should continue to provide automobile manufacturers in Vietnam with a cost advantage. This will serve to further promote Vietnam’s status as a global manufacturing hub. In Vietnam, in 2022, the average labor cost in the manufacturing industry was approximately $2.1 per hour, while the labor cost in France, Germany, the U.S. and the U.K. were all significantly higher, with a range of 17 to 20 times compared to Vietnam. Even when compared to China, Vietnam still has a sizeable cost advantage. In 2022, the labor cost in China was nearly three times higher than Vietnam. As a result, many companies have relocated their manufacturing bases to Vietnam.

Integrated supply chain ecosystem

The Vietnamese government has been committed to improving the domestic supply chain for the manufacturing industry and approved Resolution 115/NQ-CP (“Resolution 115”) in August 2020, to promote various industries in Vietnam, such as the automobile industry. Resolution 115 sets out targets for Vietnamese enterprises that produce industrial products along the supply chain, such as meeting at least 45% and 70% of the demand from domestic production and consumption by 2025 and 2030, respectively. According to Frost & Sullivan, the supply chain for the automobile industry, including electrical components, engine and engine details, lubrication systems, cooling systems and power transmission systems, is one of the key focus areas. According to Frost & Sullivan, we are the market leader in the Vietnamese automobile industry for supply chain integration in terms of the percentage of components sourced domestically, with up to 60% of the components of our EVs (excluding batteries) being sourced from suppliers in Vietnam, including components supplied domestically by FORVIA and Lear Corporation. This brings a significant cost advantage and logistical efficiency to our supply chain.

Favorable export policies from Vietnam into the U.S., Europe, and other regions

With several multilateral trade agreements in place, Vietnamese exports will have streamlined access to many of the world’s largest markets, with few tariffs or restrictions. The EU-Vietnam Free Trade Agreement provides opportunities to increase trade for both countries by eliminating 99% of all tariffs, reducing regulatory barriers and opening up services and public procurement markets.

The U.S.-Vietnam Bilateral Trade Agreement allows Vietnamese products to be assessed with much lower tariffs, dropping from an average of 40% to 3% when they enter the U.S. Vietnam has also committed to reform its trade and investment regime to provide a much better environment for U.S. companies and products in Vietnam.

The Comprehensive and Progressive Agreement for Trans-Pacific Partnership also eliminates more than 98% of tariffs between member countries, which includes Japan, Malaysia, Chile, Singapore, Vietnam, Peru, Brunei, Canada and Mexico.

VINFAST’S BUSINESS

In this section “we,” “us” and “our” refer to VinFast and its subsidiaries prior to the consummation of the Business Combination.

Who We Are

We are VinFast, and our goal is to be a leader in the future of Smart Mobility through our intelligent, thoughtful and inclusive EV platform. We aim to foster a cleaner and more sustainable approach to 21st century mobility that is evolutionary and revolutionary.

We are bold, decisive and eager to advance our product and platform.

We aim to constantly push boundaries in our approach to technology, service innovation, customer engagement and manufacturing excellence, all for the sake of delivering an exceptional customer experience.

Our mission is to help create a more sustainable future for all. We aim to help sustain our planet by accelerating the switch to electric vehicles with an inclusive, premium product line and unique service platform. We envision a world where a top-tier electric vehicle-driving experience is accessible to all. We have already begun delivering on that vision today with our line of all-electric SUVs, readying us for the new era of VinFast, one focused on global expansion and creating a sustainable future.

At VinFast, our motto is “boundless together.” It is representative of the adventurous and inspired feeling we want our drivers to experience every time they take the wheel, a precept of our approach to manufacturing, an affirmation of our limitless desire to reach new heights with the products we create, our effort to build a sustainable future and our enthusiastic re-shaping of the electric vehicle driver experience. In that spirit, we are breaking boundaries by focusing on the future, setting out on new journeys as one team (maker, driver, partners) and sharing the VinFast vision along the way. We are constantly innovating from a technology and driver experience perspective and are ready to push forward towards a sustainable future. With that said, we recognize that we cannot do this alone, and we urge those who share this desire to unite with us on our journey to a brighter and greener future.

Come join the charge with us.

Our Business

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, e-scooters and e-buses. Our initial EV product line is an all-new range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We plan to deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. We have delivered approximately 105,000 vehicles (primarily ICE vehicles) and approximately 182,000 e-scooters through the end of June 2023. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

We plan to begin selling our electric SUVs in key global markets in 2023. Our initial target markets are the U.S. and Canada in North America and France, Germany and the Netherlands in Europe. We will also continue to target our existing market in Vietnam. Our target markets are expected to offer an expected TAM of $1.3 trillion by 2028, which would represent an annual shipment of approximately 34 million vehicles, according to

Frost & Sullivan. We see these geographies as vital to our strategy, with significant momentum and positive forces driving the switch to EVs across vehicle segments. Specifically, we believe the A- through E- electric SUV segments will lead the EV revolution and drive profitable growth in the near and long term across the automotive market. While we are currently focused on these segments, we continue to evaluate the full spectrum of vehicle types for future product development. We believe our vehicles are differentiated, especially across the emerging EV space, through our premium-quality product offering, including advanced technology and new-mobility features for our drivers, a fashionable and luxurious design, and our comprehensive Smart Services solution. We expect to remain competitive by focusing on SUVs, the most popular consumer vehicle segment, and including in our products top tier technology and luxurious outfitting that is not standard for similar vehicles at our price points. We strongly believe in the future of Smart Mobility and strive to provide the VinFast platform as an access point to that future.

Our VF 8 (D-segment) and VF 9 (E-segment) models are our first electric SUVs to be offered in North America and Europe. Since we introduced these models at the Los Angeles Auto Show in November 2021, they have been showcased at the International Electric Vehicle Symposium, Consumer Electronics Show, New York Auto Show, Paris Motor Show, Montreal Auto Show and Canadian International Auto Show. We currently offer two trims of the VF 8 and VF 9: Eco and Plus. The Eco trim offers a longer driving range than the Plus trim with standard features. The Plus trim offers higher horsepower and luxury features including a panoramic glass roof, leathered upholstery, a power-assisted tailgate and captain’s chairs for the second row. We began U.S. deliveries of the VF 8 in March 2023 from our initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. The “City Edition” was our first version of the VF 8 to go through the relevant testing and approval processes in the U.S. and therefore completed those processes and was available for delivery sooner than the VF 8 (87.7 kWh battery). We offered a $3,000 discount on the VF 8 “City Edition” to select customers who had made reservations for the VF 8 in the U.S. The “City Edition” is also available on a 24-month or 36-month lease basis for California residents only. Customers were given the option to receive the “City Edition” at the discounted price or maintain their existing reservation for the VF 8 (87.7 kWh battery). Certain customers who opted to take delivery of the VF 8 “City Edition” may be eligible for the VinFast Lease Forward Program after 12 months of leasing, and subject to the terms and conditions of the program, would be able to exchange their VF 8 “City Edition” for the VF 8 (87.7 kWh battery) with equivalent trim. We have no plans for future offerings of the VF 8 “City Edition” in North America or Europe but will continue to offer this VF 8 “standard driving range” option in Vietnam. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) that use battery components that result in a longer driving range than the VF 8 “City Edition, and plan to deliver the VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. We plan to deliver the VF 9 in North America in 2023 and in Europe in 2024. As of June 30, 2023, we had approximately 20,000 reservations for the VF 8 and VF 9 globally (of which approximately 10,000 reservations are in the U.S.).

We commenced delivery of the VF 5 (A-segment) model in Vietnam in April 2023. The VF 5 is our electric SUV for the Vietnam market that offers dynamic youthful styling, targeting first-time, budget conscious buyers. We received approximately 3,300 reservations in the first nine hours of introducing the VF 5 in Vietnam in December 2022. At the 2023 CES, we unveiled our forthcoming VF 6 (B-segment) and VF 7 (C-segment) models. The VF 6 is our electric SUV for the family-oriented driver. The VF 7 is our driver centric electric SUV, accentuated by its futuristic styling. First deliveries of the VF 6 and the VF 7 are targeted for 2023. In June 2023, we introduced our forthcoming VF 3, which is a mini car specifically designed for the Vietnam market. The VF 3 is planned to feature a 2-door design and seating for up to five people, with integrated basic smart features. We plan to offer the VF 3 in Eco and Plus trims. We target to open pre-orders for the VF 3 in the third quarter of 2023 and commence deliveries in late 2024.

We have achieved a great deal in our short history. Following the founding of our company in 2017, we achieved start of production of our first ICE vehicle in only 21 months. As a new entrant and the first Vietnamese automotive OEM, we have partnered with top-tier global companies, including Magna, Tata Technologies and Pininfarina to accelerate the integration of industry best practices into our processes. Deliveries of our first fully-electric SUV, the VF e34, began in Vietnam in December 2021, deliveries of the VF 8 began in Vietnam in September 2022 and in the U.S. in March 2023, and deliveries of the VF 9 and the VF 5 began in Vietnam in March and April 2023, respectively. As of June 30, 2023, we sold approximately 18,700 EVs (consisting of approximately 9,000 VF e34s and 7,500 VF 8s, other models and ebuses) mostly in Vietnam. In the second quarter of 2023, we sold approximately 9,500 EVs, consisting of approximately 4,200 VF e34s, 3,400 VF 8s, other models and ebuses. As of June 30, 2023, we had reservations for approximately 26,000 VF e34, VF 5, VF 8 and VF 9 EVs globally. Approximately 40% of the reservations had non-refundable reservation fees and the remainder were cancellable reservations with a nominal amount of refundable reservation fees. First deliveries of the VF 6 and VF 7 are targeted for 2023 and first deliveries of the VF 3 are targeted for late 2024. See “Risk Factors—Risks Related to VinFast’s Business and Industry—VinFast’s long-term results depend upon its ability to successfully introduce and market new products and services, which may expose VinFast to new and increased challenges and risks.”

We quickly established significant brand recognition in Vietnam and within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data. This share was acquired from the incumbent global vehicle brands from Asia, Europe and North America that have historically dominated the Vietnamese market prior to our arrival. Since our establishment, we have gained significant experience in manufacturing at scale, which has helped us swiftly incorporate EVs into our existing assembly lines. Like other entities within the Vingroup family of companies, turning early-stage businesses into market leaders through top-tier execution and leadership is a hallmark of our approach to business.

We are a majority-owned affiliate of Vingroup, one of the largest companies listed on the Ho Chi Minh Stock Exchange with a combined market capitalization of approximately $21.2 billion as of March 31, 2023 across Vingroup and all of its listed subsidiaries, which together contributed 1.1% to Vietnam’s GDP in 2022 based on their 2022 consolidated revenue. Led by Chairman Pham Nhat Vuong, Vingroup is the largest conglomerate in Vietnam with market-leading, fast-growing businesses that span the industrials, technology, real estate and social services sectors in Vietnam. Vingroup has a nearly 30-year operating history and strong track record of improving the daily lives of consumers through applied technology. As of March 31, 2023, approximately $9.3 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In addition, in April 2023, we entered into a capital funding agreement with Mr. Pham Nhat Vuong and Vingroup that provides a framework for us to receive grants of up to VND24,000.0 billion (approximately $1 billion) from Mr. Pham Nhat Vuong and up to VND12,000.0 billion (approximately $508.5 million) from Vingroup by April 2024, in amounts to be mutually agreed, at such time as required by us and subject to Vingroup and Mr. Pham having sufficient financial resources, as well as a loan of up to VND24,000.0 billion (approximately $1 billion) from Vingroup, with disbursements of the grant and the loan to be subject to the parties agreeing to enter into a definitive loan agreement, the financial resources of Vingroup and necessary approvals from the relevant governing bodies of Vingroup. We believe our ongoing relationship with Vingroup is a significant competitive advantage, most notably through shared expertise and software co-development among more than 1,100 engineers in the Vingroup ecosystem who collectively help produce differentiated technology for VinFast vehicles.

Technology is at the core of our platform, and we have invested significantly in our group technology platform to provide the safest, most driver-friendly experience possible for our drivers – what we refer to as “technology for life.” We believe vehicle technology should be convenient and fully integrated into our drivers’ day-to-day lives. “Connecting intelligence globally” is a cornerstone of our growth plan: our R&D and product innovations differentiate the VinFast EV experience on the world stage with premium features, including infotainment, driver assist, ADAS and other enhancements expected in a top-end EV ownership experience, which are available in all of our vehicles. As of March 31, 2023, the VinFast R&D team includes more than 930 in-house professionals (including approximately 150 software engineers) and leverages the expertise of engineers and developers across the related technology companies within the Vingroup ecosystem. We also encourage our technical teams and R&D leads to partner with leading global experts to undertake product development projects when doing so is more time and cost efficient than in-house R&D. Notwithstanding multiple partners participating throughout the value chain, the product rollout and intellectual property underlying each individual system is created, managed and/or mastered by our internal team of engineers and technology professionals. We have collaborated with cutting-edge technology companies to leverage our existing core competencies, including collaborations with NVIDIA, Mobileye, BlackBerry, Erae, Quanta, and Vector on our ADAS, Aptiv, AVL and FEV on certain components of our powertrain and battery, Amazon Alexa for our Virtual Assistant and T-Mobile on our smart infotainment. In October 2022, we also entered into a MOU with CATL to collaborate in the development and production of CIIC skateboard chassis products that integrate battery packs, electric motors and other core systems and components of an EV into a single layer at the bottom of the vehicle, with the goal of reducing manufacturing costs, vehicle weight and energy consumption and maximizing cabin space. Similarly, we source our battery components from a variety of suppliers including Gotion, Samsung SDI and CATL. We have a strategic partnership with VinES, a subsidiary of Vingroup, which is intended to cover the full spectrum of battery R&D, manufacturing, testing, performance and cost optimization and battery recycling once VinES fully ramps up its operations. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. As affiliates in the Vingroup ecosystem, VinES is expected to grow in lockstep with us to remain a tier 1 supplier of batteries to us as we expand. To that end, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. Additionally, in March 2023, VinES entered into a collaboration agreement with StoreDot to develop extreme fast charge (“XFC”) battery cells in different form-factors, in preparation for mass production and supply. We believe our partnership with VinES reduces uncertainties associated with reliance on unrelated third parties outside of the Vingroup ecosystem for batteries. VinES is in the process of commissioning a battery pack assembly pack in Ha Tinh, Vietnam to expand its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. In March 2023, VinES and Li-Cycle entered into an agreement for recycling VinES’ Vietnamese-sourced battery materials and to assess the establishment of a recycling plant in Vietnam near VinES’ lithium-ion battery manufacturing facilities. The agreement builds upon a strategic, long-term battery recycling partnership between the parties, first announced in October 2022, which is expected to include global recycling solutions for VinES that support the companies’ ESG strategy and shared vision to advance a sustainable, closed-loop battery supply chain. In addition, VinES has sought to partner with suppliers of raw materials used in the production of batteries, including entering into MOUs with each of Cavico Lao Mining, Red Dirt Metals Limited and Alliance Nickel Limited for the supply of certain raw materials, including critical minerals.

We seek to build a strong connection between our drivers, our brand and our service ecosystem to create the “VinFast Lifestyle,” facilitated by the technology framework we have created. As part of this lifestyle, we want to ensure that every driver experiences a true sense of community and is a swipe-of-an-app away from reliably connecting with our service network. Our technology framework aims to remove the anxieties associated with owning an electric vehicle, which is paramount to the VinFast Lifestyle. Our VinFast services program, called “VinFast Service,” has been designed to provide a seamless and ever-ready suite of service products and offerings conveniently available at the driver’s fingertips through our companion app. Our unique warranty offering of up to 10-year / 125,000-mile demonstrates our commitment to quality and reliability in our vehicles and underpins the trust we seek to establish between our brand and community.

With the VinFast Lifestyle in mind, we aim to deliver greater flexibility to our drivers when choosing to own a VinFast EV. We offer a battery subscription program that gives customers the flexibility to lease the battery in their EV from VinFast, rather than purchase the battery with the vehicle. This battery subscription program is available in select markets (primarily Vietnam) and models, and sales made under this program are expected to be made primarily in Vietnam. We currently expect our sales in North America and Europe to be for EVs with batteries included. According to Frost & Sullivan, battery subscription programs, such as ours, could reduce the upfront cost of an EV by 10% to 30%. Our battery subscription program, where available, is intended to supplement our primary model of outright sale of the full chassis and battery and to provide an alternative that makes our EVs accessible at a lower, more inclusive up-front price point. We also offer our customers the option to lease our vehicles through third-party financing partners. In the U.S., pursuant to the IRA, customers opting to lease vehicles from our U.S. financing partners, where available, may indirectly benefit from the clean vehicle credit of up to $7,500 off that could be used by our financing partners to reduce the lease price of qualifying VinFast vehicles. We plan to monitor market demand and peers’ product offerings on an ongoing basis and adjust our go-to-market strategy dynamically with an aim of ensuring that VinFast EVs and the VinFast Lifestyle remain accessible.

Our service experience will utilize both a remote diagnostic and mobile in-person approach, allowing for ease of digital access and the reliability of a physical service presence. We expect that the majority of our service interventions will take place directly where our drivers are located, either through mobile service or remote, OTA updates. We expect our mobile service to be supported by our fleet of EV vans and our technicians are expected to carry out most of their work where the customer is located. We believe our customers will also benefit from the technical capabilities of our directly owned and operated centers. We have also partnered with Urgent.ly to provide roadside assistance to our customers in the U.S. and Canada as part of their warranty coverage.

Our companion app is at the center of our service offering, leveraging our cloud-based digital ecosystem to create a simple and comprehensive interface for drivers with support for service requests, charging station locations and access to remote safety or control features of their vehicles, such as starting the engine remotely. The companion app is intended to provide end-to-end digital features, defined by seven key feature categories, including sales, vehicle controls, charging, navigation, invisible service (e.g., booking service appointments, roadside assistance and firmware for OTA updates), smart vehicle functions (e.g., valet mode) and smart ownership functions (e.g., managing driver profiles, payments for charging services and paid-OTA updates). Our companion app and in-vehicle navigation system are also expected to be integrated with Electrify America’s API data feed. This will enable our customers in the U.S. to locate the nearest charging stations, authenticate charging transactions, set charge levels, make payments, check the charging status of their vehicles and obtain transaction history. We pay Electrify America a recurring annual fee for these non-exclusive API services. See “VinFast’s Business—Integrated Service Offering.”

Meanwhile, our VinFast Power Solutions program is expected to enable stress-free at-home smart charging and seamless connectivity to an extensive charging network through our companion app when away from home. Our U.S. customers will have access to the Electrify America and EVgo networks of EV charging stations. Our non-exclusive charging network program agreement with Electrify America also entitles our customers to discounts and other promotional benefits such as complimentary charging sessions when using Electrify America’s charging station network.

Our vehicles are manufactured at our highly automated manufacturing facility in Hai Phong, Vietnam, which is the third-largest city in the country and situated just over 60 miles outside of Hanoi. Opened in 2019, our automobile manufacturing facility currently has a maximum production capacity rate (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year, is situated in a land area of 348 hectares, and is a beneficiary of multiple tax incentives being located in the Dinh Vu-Cat Hai Economic Zone. This state-of-the-art facility, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia, is equipped with over 1,400 robots and has the capacity for highly automated production lines that reach automation levels of 90% and 95% for press and paint shop, respectively. The press shop is capable of producing up to 38 frames per hour. The technology in this facility is also sourced from automated production providers, such as KUKA, ABB, Siemens and Durr. We believe this automation is a hallmark of our integrated capabilities across VinFast. This facility was used in the past to produce our legacy ICE vehicle lineup and now exclusively produces our VinFast EVs, e-scooters and e-buses. When our factory was built, we designed our manufacturing facility to incorporate a high degree of operational flexibility to accommodate the parallel production of our full suite of vehicle models. This foresight has allowed us to seamlessly switch from ICE to EV production and will be critical to our expected operational flexibility for producing multiple SUV models on the same assembly line simultaneously. From a logistics perspective, we are confident in our outbound shipping capabilities to global locations from our Hai Phong facility, given it is directly next to the Lach Huyen port in Vietnam, with significant access to global roll-on/roll-off cargo shipping partners. The Lach Huyen deep-sea port, which opened in 2018 with 14 meters of depth and has a capacity of 100,000 DWT, is one of the deepest and largest ports in the country.

Bolstering our manufacturing operations in Vietnam is an on-site, integrated supplier park in Hai Phong that facilitates reliable and cost-effective collaboration with our partner-suppliers, as well as logistical efficiency for parts and supply to our factory shops. Our manufacturing operations in Vietnam have a significant cost advantage for sourcing key supplies and components because we source up to 60% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of March 31, 2023. There are a number of key suppliers on-site in Hai Phong, including FORVIA, Lear Corporation and Antolin. We also have plans to expand our integrated supplier park in Hai Phong with additional suppliers from Korea and China. In addition to the supplier park, some of our suppliers are located directly on our general assembly line, ensuring full integration and alignment across the manufacturing process. Outside of our on-site supplier park, we have relationships with approximately 650 additional suppliers globally. One of our most important partners and a subsidiary of Vingroup, VinES, is a key battery pack supplier to us and is in the process of developing battery cell production capabilities in Vietnam. We intend for VinES-produced battery cells to eventually be included in the battery packs that VinES supplies to us. VinES is in the process of commissioning a battery pack assembly pack in Ha Tinh, Vietnam to expand its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. The supplier park and strategic supply chain have been beneficial to us in navigating and mitigating supply chain issues in the automobile industry in recent months. We believe we have been early and proactive in managing our supply chain and are focused on a diversified approach, particularly in our battery sourcing. We also have a dual-design approach to chip integration, which allows us to achieve the same functionality across vehicles with a variety of chip manufacturers. The flexibility we have built into our vehicles allows for diversification across the supply chain, without reliance on a single supplier for critical vehicle parts.

We believe that we have laid the groundwork to achieve future profitable growth through automation, access to a low-cost labor and talent pool in Vietnam, and the ability to achieve economies of scale through our mass market approach and volume efficiencies with suppliers. Our existing and fully automated manufacturing facility has the potential to be a significant competitive advantage for us as we rollout new vehicle platforms in the coming years. Relative to other geographies, Vietnam offers a very competitive cost of labor and a technically-skilled labor force, and we believe we have ample experience in automotive production, supplier management and optimizing operating efficiencies to produce greater margin benefits. We believe that targeting the highest-growing segments of the market, with our ability to produce vehicles at scale, will provide clear economies of scale from a supply and production standpoint. Our investments in our operational and manufacturing capabilities have allowed us to create structural levers for growth and give us confidence in our path to profitability.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in Chatham County, North Carolina. Commissioning of the facility is targeted for 2025. The facility is expected to have an annual capacity of 150,000 vehicles per year. We believe this facility will help to diversify our manufacturing footprint in a critical growth market where we plan to expand and can enable us to take advantage of available state and local incentives. Additionally, our customers in the United States may be able to take advantage of U.S. federal tax credits once our North Carolina facility commences operations and final assembly of our vehicles, subject to, among other things, their income eligibility as well as our ability to meet requirements on battery components and critical minerals. We aim to replicate the successes of our Hai Phong facility as we extend our manufacturing footprint to the U.S. We intend for our North Carolina facility to have the same high level of automation and flexibility as our Hai Phong facility, closely situated supplier-partners and an integrated supplier park and supply chain.

To launch our products in international markets, we are currently employing a D2C sales model built around a personalized and approachable experience, whether via our customer app, online through our virtual showrooms and VinFast website, or alternatively, in person at one of our branded, fully-owned VinFast showrooms across the globe. We are also exploring potential partnerships with distribution agents, dealers and service partners to broaden our reach to markets and customers. Our global roll-out plan will focus on North America and Europe in the medium-term. As of May 31, 2023, we have opened 12 showrooms in the U.S., all of which are in California, three showrooms in France, three showrooms in Germany, three showrooms in Netherlands and eight showrooms in Canada, all of which are operated by us. In Vietnam, we have 89 showrooms, as of May 31, 2023, of which 59 showrooms are owned and operated by us and the remaining are opened in collaboration with our dealers. We plan to roll out three different showroom models (1S, 2S and 3S), each adapted for the intended customer experience, with smaller showrooms for consumer education in high footfall traffic areas and more traditional showrooms with test-driving capabilities in targeted areas. Our showrooms serve as a place for customers to experience the VinFast brand and products, to meet as members of the VinFast community and as a hub for VinFast service solutions. This O2O sales model is a key facet of our business strategy.

Our commitment to ESG initiatives is institutionalized through a thoughtful, comprehensive and forward-thinking ESG strategy. Our products are meticulously designed with a low-to-zero emission framework and to minimize impact on the environment. We have adopted industry best practices to reduce our carbon footprint and target best-in-class environmental standards. As we lead the charge to a brighter, greener and safer future, we plan to leverage our social and governance policies as key catalysts for achieving our vision. Our social policies reflect our commitment to our customers, employees and communities, while our governance structure reflects our core values of fairness, efficiency, accountability and transparency. We seek to periodically validate our progress in honoring our ESG commitment and to identify areas for improvement. As part of this effort, in 2022, we engaged Morningstar Sustainalytics to perform a broad-based Corporate ESG Assessment of our company covering seven distinct ESG categories: carbon – product and services; human capital; product governance; business ethics; carbon-own operations; human rights – supply chain; and corporate governance. We received an overall indicative Corporate ESG Assessment score of 23.3, which places us in the “medium risk” category as of July 2022. Our indicative score would place us in the top 10 (9th ranked out of 72) of automobile companies and having the top ESG rating (lowest potential risk) compared with other pure EV car companies, in each case among companies assessed by Sustainalytics.

We are led by a keenly focused management team that is highly motivated to deliver on our mission of making EVs smarter and more inclusive. Our Global CEO, Le Thi Thu Thuy, also holds the position of Vice Chairwoman of Vingroup and was one of the key Vingroup executives behind the push into vehicle manufacturing. She was responsible for the formation of VinFast and led the execution of a startup plan from the ground up in 2017, with our first vehicles delivered only 21 months later. She has built a highly experienced, diverse and globally sourced team to execute our strategy. This team includes veterans from the automotive and technology industries with an average of over 29 years of relevant industry experience. Our entrepreneurial and innovative culture from the top down in our organization is driven by our core belief that we are “boundless together.”

We had net losses of VND32,219.0 billion and VND49,848.9 billion ($2,112.2 million) in 2021 and 2022, respectively, and total debt (which is our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND56,204.5 billion ($2,381.5 million) as of December 31, 2022. We had net losses for the period of VND9,660.3 billion and VND14,120.8 billion ($598.3 million) for the three months ended March 31, 2022 and 2023, respectively, and total debt of VND61,349.0 billion ($2,599.5 million) as of March 31, 2023.

Smart Mobility and the VinFast Differentiators

Our full-service driver and ownership experience is a hallmark of the VinFast brand and built around the concept of Smart Mobility, which we believe differentiates us from our competitors. To us, Smart Mobility encompasses the following:

•	Premium Quality Product

•	Thoughtful design for a boundless premium experience – We evoke EMOTION and PASSION between driver and car

•	Top-of-the-line vehicle lineup – We offer a LUXURIOUS and STYLISH product line with skilled craftsmanship in every detail

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“TECHNOLOGY FOR LIFE” – We embrace PERSONALIZATION and CONNECTIVITY with a full suite of standard smart infotainment features including a heads-up display, virtual personal assistant, in-car commerce and mobile office capabilities, creating a space for lifestyle between home and office

•	Sustainability – We aim to deliver our products RESPONSIBLY to help promote a greener world for us all

•	Steadfast focus on meeting world-class safety standards – We focus unwaveringly on SAFETY

•	Inclusive Price

•	ACCESSIBILITY – We seek to offer our products in a more approachable and accessible way relative to closest EV peers to help increase opportunities for greater EV adoption globally

•	We offer high performance, luxurious features, premium quality, an advanced suite of enhanced technology and cutting-edge engineering execution at a COMPETITIVE price point

•	FLEXIBLE purchase options, including own, lease, and our battery subscription program, where available, to suit any customer’s preference

•	Peace-of-Mind Ownership Experience

•	Our goal is to provide BEST-IN-CLASS after-sale service with up to 10-year / 125,000-mile warranty and 24/7 roadside assistance

•	WORRY-FREE experience through our “VINFAST SERVICE” model with remote and mobile service offerings

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EASE-OF-ACCESS to our network of service showrooms and integrated suite of EV charging solutions through VinFast Power Solutions and partners such as Electrify America, EVgo, Bosch, Blink, Flo and ChargeHub.

Our Business Strengths

We believe we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

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Comprehensive Mobility Ecosystem with Strategic Focus on High Growth Segments: We boast a broad EV mobility platform, including electric cars for the global EV market and e-scooters and e-buses in Vietnam. We believe we have achieved a leading market share in Vietnam across each of the vehicle segments which we historically have delivered ICE cars and currently deliver EVs. We have targeted the highest-growth segments in our production ramp up and global launch strategy and have formulated our growth outlook with data from reputable global automotive industry consultants in building our international expansion plan. Not only do we forecast an increasing secular shift to EVs, but we have also studied our key growth markets and targeted the SUV segment initially, the segment of the passenger light vehicle market with the highest expected growth in demand. As customer demand increases for long distance travel, larger in-vehicle space and larger storage space, Frost & Sullivan expects the B, C, D, and E vehicle segments to grow globally at 2.3%, 1.6%, 5.8% and 7.9% CAGRs, respectively, from 2022 to 2028. Our TAM is forecasted to reach $1.3 trillion, representing an annual shipment of approximately 34 million vehicles, by 2028, according to Frost & Sullivan. We believe we are reaching the fastest growing market at a competitive price point relative to our closest EV peers. The F&S Customer Survey conducted in February 2022 found that customers who have placed reservations for VinFast EVs prefer our vehicles over those of direct peers mainly for our attractive design, inclusive price (taking into account our optional battery subscription program) and outstanding technology, with more than 74% of respondents selecting these as the most important factors influencing their reservation decision. We believe our pricing model, providing luxury-level features and premium quality at a competitive price point, positions our EV platform for achievable penetration of our addressable market, through the potential for conversion of a greater number of ICE drivers into new EV drivers. We have seen success in this conversion effort thus far. A majority of our U.S. customers who placed reservations for VinFast EVs and participated in the F&S Customer Survey are switching from ICE vehicles to a VinFast EV. As of the time of the survey in February 2022, over 69% of F&S Customer Survey respondents owned at least one car and over 89% of respondents owned ICE vehicles. Given our strategic focus on EVs, we have tailored our business model to target segments that we believe will achieve the highest growth and profitability across the EV spectrum.

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Attractive Lineup of Skillfully Engineered, Luxurious Electric SUVs: Our comprehensive lineup of EVs, highlighted by the VF 5, VF 8 and VF 9 and forthcoming VF 6, VF 7 and VF 3, is designed to enhance and complement the lives of our drivers through their lifestyle-friendly design. Incorporating high quality craftsmanship, alongside our proprietary tech-forward infotainment system, we aim to provide a luxurious, advanced and customizable offering of the features that EV drivers have come to desire. Every decision that we make in the design of our vehicles is framed with the driver in mind—from our spacious seats to the colored heads-up display, simplistic dashboard and personal assistant interface, we expect the VinFast system to become fully integrated into our drivers’ lives. On the exterior, our signature lighting that frames our “V” logo sweeps out to the corners of the car and powerfully exudes our brand. The overarching character of our vehicles provides a comfortable and modern feel, while making a powerful statement on the VinFast Lifestyle. In addition, we plan to introduce new features for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced ADAS.

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Innovation-Driven, Technology-Centric Platform: We offer integrated, state-of-the-art technology across our vehicle segments and in our associated mobile application platform. Our platform was built with the philosophy of “technology for life,” driven by the belief that technology should enable the safest, most driver-friendly experience possible. To us, “technology for life” involves being thoughtful with our design features and R&D efforts, while maintaining a strategic focus on the highest value and most practical features to support our customers’ needs. Our development teams work with well-established engineering service providers and suppliers of high-quality components to research and develop differentiated and personalized features, such as virtual assistants, in-car e-commerce, in-car entertainment, facial recognition, voice biometrics and more to create a truly personalized driving experience. With safety being of paramount importance, our heads-up-display, standard across all VinFast EV models, helps to ensure drivers’ eyes remain on the road to avoid the distraction of looking at consoles or panels below. In addition, we are focused on including the latest practical safety features through our ADAS implementation. Each of the vehicles that we currently plan to launch are planned to be offered with ADAS Level 2 capabilities. Our technology platform provides ancillary revenue stream opportunities for VinFast over the ownership cycle, including features available for a monthly subscription fee.

•	Differentiated Ownership Experience to Drive Brand Loyalty: Our vision is to transform the traditional vehicle ownership model into a customized experience for our drivers, thereby increasing brand loyalty and adding more value to our drivers. We aim to do this through four key initiatives: our cloud-based companion app, unique warranty offer, VinFast Service program and VinFast Power Solutions. We intend for our app to allow for a fully-connected experience and act as a hub for owner-to-owner interaction, vehicle service, infotainment connectivity and more. Our comprehensive warranty of up to 10-year / 125,000-mile, including our roadside assistance package, demonstrates our commitment to the quality of our products. Our VinFast Service program will aim to bring best-in-class convenience to our customers through remote care (diagnostics and virtual repairs), mobile services (provided by a fleet of EV vans) and roadside assistance, all of which will be accessible through our customer app and our 24/7 service centers. Finally, through our VinFast Power Solutions, we aim to alleviate anxiety around charging and autonomy by offering at-home smart charging solutions coupled with access to an extensive charging network through our e-mobility platform.

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Flexible Offering at an Inclusive Price Point: We believe that providing a flexible, high-quality product offering at an inclusive price point is critical to our “boundless together” philosophy. This philosophy offers the benefits of EVs to a broader population than possible today, which we believe will provide flexibility for us to capture market share. Our inclusive pricing model differentiates us from most OEMs in the market today that are pursuing the higher-priced premium segment. We target a broader market and, according to Frost & Sullivan, offer a lower TCO proposition compared to the average of our peers, without compromising on our design or technology suite. We believe we deliver this value not only through our competitive pricing relative to peers but also through our flexible ownership options, including through vehicle leasing with third-party partner banks and our battery subscription program for select markets (primarily Vietnam) and models, to reach a broader driver and ownership base. We have multiple advantages that allow us to maintain price competitiveness, including our highly-automated manufacturing facility, our access to a low-cost labor base in Vietnam, our well-diversified supplier base, relatively favorable tax environment and established trade agreements between Vietnam and the U.S., EU and other major global markets. These relative strengths have allowed us to build a competitive cost structure that enables our inclusive pricing model.

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Demonstrated Speed to Market and Ability to Execute: We have demonstrated our ability to deliver on market capture and brand building within Vietnam. With our initial line of ICE vehicles, we reached start of production within 21 months from company inception. Within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data, taking market share from global automotive OEMs from Europe, the U.S. and Asia who have historically dominated these segments. From a product launch perspective, we had great success with the launch of our VF e34, Vietnam’s first EV that we pioneered in 2021, setting records in Vietnam by receiving over 25,000 reservations within three months of accepting reservations, and receiving more than 417,500 organic discussions on social media in the two days following the announcement. The VF e34 was voted the “Green vehicle of 2022” and “Favorite C-segment CUV in 2022” by Otofun and among the top 10 best-selling vehicles in Vietnam in June 2022 according to VAMA, TC Group and our public sales report. Similarly, our “The Future is Now” delivery event for the VF 8 at our manufacturing facility in Hai Phong in September 2022 was featured by over 700 news outlets and received over 8.5 million views on social media platforms. We believe our success in Vietnam has been enabled by our flat organizational structure, quick decision-making, and strong cooperation with internal and external parties. Our appearance at CES in January 2022 where we unveiled our VF 8 and VF 9 models, which was posted on various social media platforms and websites, received 7.7 million views in aggregate across social media platforms and websites within the first 48 hours of the unveiling. We have been featured by approximately 2,500 international and local media outlets, reaching a global audience of approximately 10 million with over 21 million impressions. After we debuted our planned EV lineup at CES in January 2022, we began accepting reservations globally for our VF 8 and VF 9 models and received approximately 24,000 reservations in the first 48 hours. We commenced delivery of the VF 8 “City Edition” vehicles in Vietnam in September 2022 and in the U.S. in March 2023, and the VF 9 and VF 5 in Vietnam in March and April 2023, respectively. First deliveries of the VF 6 and VF 7 are targeted for 2023 and first deliveries of the VF 3 are targeted for late 2024. In December 2022, our VF 8 and VF e34 electric vehicles ranked among the top 10 best-selling cars in Vietnam, according to BizHub.

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Highly Automated Manufacturing Capabilities: We produce vehicles out of our factory in Hai Phong, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia. Our manufacturing facility opened in 2018 and has supported the production of nine vehicle models (four ICE models, one e-bus model and four EV models) and nine e-scooter models with 16 different variants. The automobile manufacturing factory has a maximum production capacity rate (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year and a lean production capacity rate (i.e., the number of vehicles that can be constantly manufactured in a year without additional shifts) of up to 250,000 vehicles per year. We believe our proven manufacturing capabilities will enable us to deliver on a global scale. In addition, we benefit from an integrated supplier park at our Hai Phong facility with our key partners on site, including FORVIA, Lear Corporation and others, which helps us achieve economies of scale, drive manufacturing optimization and reduce costs. We source up to 60% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of March 31, 2023. Our location in Hai Phong, the third-largest city in Vietnam and home to one of its largest deep-sea ports, provides a competitive advantage in logistics as we ship our vehicles across the globe. Additionally, in 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in Chatham County, North Carolina. Commissioning of the facility is targeted for 2025.

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Foundational Support from Vingroup: Our relationship with our corporate parent, Vingroup, affords us a superior competitive footing relative to other peers entering the electric vehicle market, especially through the partnership channels of Vingroup. Vingroup, together with VinFast’s shareholders, has provided substantial financial and strategic support to VinFast since our founding. As of March 31, 2023, approximately $9.3 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In addition, in April 2023, we entered into a capital funding agreement with Mr. Pham Nhat Vuong and Vingroup that provides a framework for us to receive grants of up to VND24,000.0 billion (approximately $1 billion) from Mr. Pham Nhat Vuong and up to VND12,000.0 billion (approximately $508.5 million) from Vingroup by April 2024, in amounts to be mutually agreed, at such time as required by us and subject to Vingroup and Mr. Pham having sufficient financial resources, as well as a loan of up to VND24,000.0 billion (approximately $1 billion) from Vingroup, with disbursements of the grant and the loan to be subject to the parties agreeing to enter into a definitive loan agreement, the financial resources of Vingroup and necessary approvals from the relevant governing bodies of Vingroup. We have benefited from access to the full range of IP and R&D capabilities in the Vingroup technology ecosystem. One of the Vingroup companies that we expect will continue to play an integral role in our operation is VinES, one of our key battery partners. We have sourced battery packs from VinES since VinES commenced production of battery packs in the second quarter of 2022. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. As affiliates in the Vingroup ecosystem, VinES is expected to grow in lockstep with us to remain a tier 1 supplier of batteries to us as we expand. To that end, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. Additionally, in March 2023, VinES entered into a collaboration agreement with StoreDot to develop XFC battery cells in different form-factors, in preparation for mass production and supply. We believe this may reduce uncertainties associated with reliance on unrelated third parties outside of the Vingroup ecosystem for batteries. VinES is in the process of commissioning a battery pack assembly pack in Ha Tinh, Vietnam to expand its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion. We also enjoy strong demand for our EVs from our Vingroup affiliates. For example, we have an agreement GSM, a Vingroup-affiliated e-scooter and EV rental and taxi services company, to sell VinFast EVs and e-scooters that will comprise GSM’s Vietnam-based fleet.

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Experienced, Diverse and Entrepreneurial Management: Our leadership team is singularly focused on achieving the original goals set out by Vingroup when VinFast was founded: to establish a high-quality, globally recognized e-mobility EV manufacturer in Vietnam. We are led by Global CEO, Le Thi Thu Thuy, who also holds the position of Vice Chairwoman of Vingroup. With 25 years of experience, Ms. Le was one of the key Vingroup executives instrumental in the push for the creation of a tech-forward vehicle manufacturing company. She has assembled a deep bench of talent from the automotive, technology and finance industries, unified by the spirit of “boundless together” and dedicated to driving the electric vehicle revolution for VinFast. We also benefit from the diverse experiences of our senior management team who come from different industries, including those that have previously served in different roles in leading automotive and technology companies, such as Ford, Toyota, Aston Martin, Land Rover, Stellantis and Chrysler.

Our Key Focus Areas and Long-Term Growth Strategies

Our long-term growth strategy is anchored on the following key pillars:

•	Increase Global Reach to Meet Demand: Our strategy is to continue growing our global footprint into areas where we expect high EV demand growth.

The U.S., Canada and Europe, represent the largest addressable markets for our EVs, together expected to represent approximately 33% of the global EV market by 2028, according to Frost & Sullivan. We plan to target these markets concurrently as we roll out our initial line of EVs and expand our sales network through new showroom openings.

We plan to expand both our physical showrooms and other sales efforts so that we can continue to provide greater access to our products and price points as market conditions warrant. We are also exploring potential partnerships with distribution agents, dealers and service partners to broaden our reach to markets and customers. In Phase One of our global roll-out, we are beginning in the U.S., Canada, Germany, France, the Netherlands and Vietnam. Concurrently, we expect to roll out our online platform across the globe to execute on our digital strategy to complement the in-person experience. Our website will allow for full customization of the vehicle and use virtual reality to allow for a near-tangible buying experience from the comfort of our customers’ homes. In phase two, we plan to expand our penetration in our initial target markets of the U.S., Canada, Germany, France, the Netherlands and Vietnam and to begin distributing VinFast vehicles in other markets globally, including other countries in Europe, the Middle East, Latin America and the Asia Pacific region, through partnerships with strategically selected distributors. In addition, we continue to build out our B2B strategy of entering into business relationships with large corporations and well-known leasing, mobility and short-term rental suppliers. Since the beginning of our global rollout, we have evaluated potential demand from the B2B customer segment and identified it as a meaningful contributor to our strategic vision. We believe that short-term rentals serve as valuable test drive opportunities for our vehicles that can drive more future owners to our online sales channel. In addition, we plan to offer insurance and maintenance services to expand our revenue streams, and may evaluate pre-owned and remarketing opportunities to further service our customers and financial service providers as part of our overall B2B strategy.

In the medium term, we also plan to expand our footprint to the greater Southeast Asia region beyond Vietnam. After our initial global rollout to North America and Europe, we intend to expand our focus back to Asia where we believe the strength of our track record as a leading automobile manufacturer in Vietnam and the “Vingroup” brand can serve as a springboard to new successes in other countries in Southeast Asia.

Source: Frost & Sullivan

Note:

1.	Including VinFast-owned showrooms and partnership showrooms
2.	Pre-construction work for phase 1 of the manufacturing facility in North Carolina commenced in the third quarter of 2022, with commissioning targeted for 2025

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Continue Augmenting our “Technology for Life” Offering: We intend to remain at the forefront of automotive technology through our in-house R&D and external partnerships. We seek to deliver the best experience for our drivers with innovative customer-centric applications inside and outside the vehicles. We plan to continuously make our vehicles smarter over time through OTA system updates, and we intend to leverage the power of data to understand and serve our drivers better through AI. Through a network of renowned partners in various industries, we aim to continue creating a technology ecosystem that allows us to seamlessly adapt to the changing technology landscape broadly, and develop features with the driver in mind, such as adding additional languages on our voice assistant, more connectivity with mobile phones and more. We have more technologies and applications still in the pipeline (such as enhanced autonomous features with ADAS) and plan to incorporate them into our vehicles to constantly provide a state-of-the-art driving experience that we believe will attract new drivers to our brand, build brand loyalty with existing drivers and help VinFast stand out as a leader among our peers. Each of the vehicles that we currently plan to launch are planned to be offered with ADAS Level 2 capabilities.

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Innovate Our Commercial Approach to Drive Incremental Market Share: We intend to rapidly expand our sales network across the globe, while simultaneously building out after-sales infrastructure to support our drivers. We intend to approach the market with a significant social media presence, as well as traditional advertising and in-person showrooms. A large tenet of our growth strategy will come from our O2O customer engagement strategy, with the aim of allowing a high level of customization and personalization for our drivers. Customers will be able to engage with us online through our website and companion app, while our showroom network will provide an offline, tangible in-person experience. We believe continued direct engagement is important, not only though our membership program, but also through multiple touchpoints on social media. We believe the insights gained through direct interaction with our drivers will allow us to respond efficiently to customer needs in future vehicle feature development. Additionally, we plan to work with VinES on an ongoing basis to optimize our battery costs, in order to maintain our price point differentiation in the EV market.

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Expand Our Product Offering: We plan to continually evaluate the benefits of expanding our portfolio into other high-growth, high-demand EV segments in the future. We plan to introduce new features for the VF 8 and VF 9 in the next two years to provide a comprehensive and higher-end product offering, focusing on sustainable materials and adding more premium features such as higher-end interior materials, elevated smart features and enhanced ADAS. We also intend to evaluate expansion into segments such as sedans, pickup trucks and commercial electric vehicles. We have a track record of rolling out our vehicle platforms at a fast pace and aim to capitalize on market opportunities complementary to our platform. Our in-house development of new products is based on research on the demands of our drivers, and we are built to be nimble in responding to market opportunities. With respect to our current anticipated all-electric SUV product line, in addition to the VF e34 (C-segment) rolled out in 2021, the VF 8 (D-segment) rolled out in 2022, and the VF 5 (A-segment) and VF 9 (E-segment) rolled out in early 2023, we plan to begin delivering the VF 6 (B-segment) and VF 7 (C-segment) in 2023 and the VF 3 in late 2024. The VF 5, VF 6 and VF 7 were recognized on Forbes Wheels’ list of “The 10 coolest cars from CES 2022.” We selected high-growth markets for these vehicles based on our evaluation of market size and demand opportunity, and we will use the same level of scrutiny in conducting our market research to determine how and when to expand into new product lines and new markets.

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Enhance and Refine Our Service Offering: Building on our customer-centric mindset throughout our development and commercial processes, we plan to continue expanding and improving our service offering. As we continue to expand into additional geographies globally, we plan to build upon our service network and mobile service platform to ensure on-demand coverage for all drivers. Given our vehicles are OTA-upgrade enabled, we intend to continue developing technology to make servicing a remote or hands-free process to the greatest extent possible. Along with expanding our service offering, we expect to add incremental charging partners to our network, ensuring seamless and accessible charging.

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Pursue Enhanced Manufacturing Automation and Capacity Expansion: We plan to expand our global maximum production capacity through investments in technology, equipment and infrastructure to add manufacturing capacity within our existing facility in Hai Phong, as well as opening an additional factory in the U.S. (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects). In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. Pre-construction work for phase 1 of the factory commenced in the third quarter of 2022, with commissioning targeted for 2025. Phase 1 of the facility is expected to have an initial capacity of 150,000 vehicles per year, with the site, layout and infrastructure of the facility designed to accommodate further capacity expansion to around 250,000 vehicles per year upon completion of phase 2. We believe this facility will help diversify our manufacturing footprint in a critical growth market where we plan to expand and take advantage of applicable state and local incentives. We plan to continue to manufacture our vehicles in Vietnam and export them to the U.S. to fill U.S. orders until our North Carolina facility commences production and meets our U.S. volume requirements. In addition, we plan to continue improving the efficiency of our manufacturing process with the implementation of additional automated technology throughout the entire manufacturing value chain, which we believe is already conforming to Industry 4.0 standards of interconnectivity, automation, machine-learning and real-time data processing incorporation.

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Broaden Our Ancillary Revenue Streams: Our vehicles’ built-in features provide a large opportunity for ancillary revenue streams in the future. We envision the following potential ancillary revenue streams in addition to our primary revenue focus on vehicle and aftermarket sales: licensing of higher-tech autonomy features, licensing the use of advanced infotainment and data sharing features, VinFast Service program, vehicle financing and subscription services through our infotainment platform. From a data collection perspective, we see a large opportunity to develop increased features and functionalities by sharing our collective intelligence with partners as well.

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Drive Intelligent Growth through Organic and Inorganic Opportunities: We plan to pursue potential organic and inorganic growth opportunities which align with our business strategy. We plan to put capital to work to grow in new organic channels, including broadening and improving upon our current portfolio offering (such as potential supplier integration and additional vehicle segments). We plan to also explore potential avenues of inorganic growth in furtherance of the mission of Smart Mobility. To date, we and our affiliates have made investments in early-stage technology companies that could be additive to our platform in the future, including: StoreDot, which plans to manufacture extremely fast charging lithium-ion battery cells; ProLogium, which is developing solid-state battery cells; and Autobrains, a developer of AI for autonomous driving. We look forward to the possibility of building relationships with other companies that share our entrepreneurial, innovative spirit and plan to continue making relevant investments to expand the VinFast ecosystem by bringing strategic partners together with meaningful capital.

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Continue to Promote and Invest in our ESG Framework: As we continue to expand in new global markets, we acknowledge global warming and climate related risks. As a company, we are resiliently pursuing zero-emission vehicles both through innovation and sustainability. We have declared our commitment to sustainability as a signer of the COP26 ZEV declaration and The Climate Pledge. Recognizing the need for green and clean energy, we ceased production of ICE vehicles in early November 2022 and converted our manufacturing entirely to EV vehicles in line with our journey to reduce our carbon footprint and pursue environmental stewardship. Apart from the inherent environmental benefits of our product line, we plan to strategically collaborate with VinES to operate a battery recycling program in the pursuit of achieving zero waste to landfill. We conduct social outreach programs in the communities where we operate in support of local enterprises and social economic upliftment and for our employees and stakeholders, as a key component of our operations. From a governance perspective, we continue to serve the best interests of our shareholders through a balanced board of directors with a focus on diversity, equity and inclusion in our leadership and complying with the latest index and regulatory requirements. We expect promoting this ESG framework will generate recognition for our brand, while also promoting a well-rounded and inclusive environment that we expect will be attractive to current and future VinFast stakeholders.

Our Electric Vehicles

Our electric vehicles are designed for the lifestyle of the modern EV adopter: tech-forward, high-end, and constantly-evolving. We are passionate about providing high-quality, clean, sleek and practical vehicles, tailored specifically to the end markets we are targeting on a vehicle-by-vehicle basis. We have worked with our globally-recognized design partners, primarily Pininfarina, to ensure each of our vehicles offers a distinctive and unique style.

Our designs feature our signature lighting that frames our “V” logo and sweeps out to the corners of the car. This design element communicates our brand day and night. Each vehicle segment is creatively designed to fit the key characteristics and wants of drivers in that specific segment; including various proportions, in-cabin seating options, wheelbases and other key features. The overarching character of our vehicles provides a comfortable and modern feel, while powerfully representing the VinFast brand.

Inside the vehicles, there is a unique blend of simplified technology and hand-craftsmanship. One of the highlights of the interior is our proprietary, full-color heads-up display to put information directly in the driver’s line of sight to keep attention on the road. A large, high-quality touchscreen minimizes the number of physical buttons and simplifies the user interface. The soft interior trim in each VinFast vehicle is hand-cut and sewn, creating a customer-tailored and luxurious driver experience.

Vehicle Overview

Our EV platform consists of the following models:

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VF e34—our first EV offering, a C-segment electric SUV exclusively for the Vietnam market. We began delivering the VF e34 in Vietnam in December 2021. From a product launch perspective, we had great success with the launch of our VF e34, Vietnam’s first EV that we pioneered in 2021, setting records in Vietnam by receiving over 25,000 reservations after three months, and receiving more than 417,500 organic discussions on social media in the two days following the announcement. The VF e34 was voted the “Green vehicle of 2022” and “Favorite C-segment CUV in 2022” by Otofun and among the top 10 best-selling vehicles in Vietnam in June 2022 according to VAMA, TC Group and our public sales report.

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VF 8—our first EV offering for the global consumer market, a D-segment electric SUV. We currently offer two trims of the VF 8: Eco and Plus. The Eco trim offers a longer driving range. The Plus trim offers luxury features including a panoramic glass roof, leathered upholstery, a power-assisted tailgate and captain’s chairs for the second row. We began U.S. deliveries of the VF 8 in March 2023 from our initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) that use battery components that result in a longer driving range than the VF 8 “City Edition, and plan to deliver the VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. We have no plans for future offerings of the VF 8 “City Edition” in North America or Europe but will continue to offer this VF 8 “standard driving range” option in Vietnam.

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VF 9—a sophisticated E-segment electric SUV featuring three rows of seats for the Vietnam, North America and European markets. We currently offer two trims of the VF 9: Eco and Plus. We commenced delivery of the VF 9 in March 2023 in Vietnam.

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VF 5—our A-segment electric SUV for the Vietnam market that offers dynamic youthful styling, targeting first-time, budget conscious buyers. We began accepting reservations for the VF 5 in Vietnam in December 2022 and received approximately 3,300 reservations in the first nine hours. We currently offer the VF 5 with Plus trim and commenced delivery in April 2023 in Vietnam.

•	VF 6—a B-segment electric SUV for the family-oriented driver for the Vietnam, North America and European markets. We plan to offer Eco and Plus trims and first deliveries are scheduled for 2023.

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VF 7—a driver centric C-segment electric SUV, accentuated by its futuristic styling for the Vietnam, North America and European markets. We plan to offer Eco and Plus trims and first deliveries are scheduled for 2023.

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VF 3—a contemporary and compact mini car EV designed for the Vietnam market. VF 3 is planned to feature a 2-door design and seating for up to five people, with integrated basic smart features. We plan to offer the VF 3 in Eco and Plus trims. We target to open pre-orders for the VF 3 in the third quarter of 2023 and commence deliveries in late 2024

Based on our current plans for the VF 9, VF 6 and VF 7 in North America, we plan to offer one driving range option only for each model. In Vietnam, we may offer multiple driving range options for certain models.

Specifications indicated are targets.

1.	MSRP is inclusive of battery in the U.S., pre-tax incentives.
2.	WLTP range estimates are typically greater than EPA range estimates.
3.	Maximum storage space with rear seat folded.
4.	From 10% – 70% capacity using fast charge.

Specifications indicated are targets.

1.	WLTP range estimates are typically greater than EPA range estimates.
2.	Maximum storage space with rear seat folded.
3.	From 10% – 70% capacity using fast charge.

Outside of our EV platform, we will also continue to produce e-buses and e-scooters.

Our e-scooter platform has been highly successful in Vietnam, with approximately 182,000 e-scooters delivered from inception through June 30, 2023, including over 19,700 e-scooters delivered in the first half of 2023. We rolled out our new e-scooter model, Evo200, in Vietnam in September 2022. The scooters are also highly tech-enabled and convenient for riders, with batteries manufactured by VinES. We plan to roll out new e-scooter platforms domestically in Vietnam and in relevant international markets as we continue to scale.

Our e-bus platform is the first e-bus manufactured in Vietnam. It has a battery capacity of 281 kWh, is capable of traveling up to 162 miles on a single charge and is highly environmentally friendly, with zero emissions and little noise pollution. We have delivered approximately 250 e-buses from our inception through June 30, 2023. We plan to bring the e-bus platform to relevant international markets as well once we open our manufacturing facility in the U.S. and grow the sale of e-buses.

We have delivered approximately 105,000 vehicles (including ICE vehicles, VF e34, VF 8, VF 9, VF5 and e-buses) since we started producing passenger cars in 2019 through the end of June 2023.

Battery Technology and Solutions

We believe that an integrated battery solution is important for our go-forward strategy of providing high-quality EVs at an inclusive price point for our global customers. To that end, VinFast and VinES have entered into a consultancy service agreement pursuant to which VinFast will be able to leverage VinES’ expertise and specialization on battery R&D, manufacturing, testing, performance and cost optimization and battery recycling. VinES provides EV battery packs for our vehicles, while VinFast remains the point of customer engagement for both sales and aftersales service. VinES directly invests in and owns the manufacturing facilities and the intellectual property associated with its battery cell and battery pack production. See “— Technology — Battery Design and Battery Management System Design.”

For select markets and models, particularly in the initial stage of sales, and particularly in Vietnam, we offer our customers the option to purchase our vehicles with the battery as well as the flexibility to participate in our battery subscription program. Our battery subscription program, where available, is intended to supplement our primary model of outright sale of the full chassis and battery and to provide a flexible alternative that makes our EVs accessible at a lower, inclusive price point. We view this as a near-term strategy that will help facilitate early adoption by more drivers and bridge the transition to a lower-cost EV battery and long-term widespread adoption of EVs. It also highlights our ability and willingness to adopt innovative business models, prioritizing flexibility for our customers.

Under the battery subscription program, where applicable, customers will enter into battery lease contracts with us and pay a fixed monthly battery subscription fee for unlimited miles, except for customers that placed reservations before September 2022 in Vietnam, who may select between fixed and variable monthly subscription fees under our prior sales policy. Our battery subscription program will also include the provision of a replacement or repair in case the battery capacity falls under 70% for the duration of the battery lease. We plan to monitor market demand and our peers’ product offerings on an ongoing basis and adjust our go-to-market strategy dynamically with an aim of ensuring that VinFast EVs and the VinFast Lifestyle remain accessible.

Technology

A core component of our Chairman’s vision when founding VinFast was integrating the concept of “technology for life” into our vehicles. We believe technology should help enable the safest, most driver-friendly experience possible, and we focus relentlessly on improving that. We have endeavored to make owning, driving or riding in a VinFast a seamless experience between home, workspace and everything in between. We achieve this primarily through a unified driving experience built around the driver and enabled through technology. This is exemplified through our driver-friendly central console screen, benefiting from an on-windshield heads-up-display, summoning the car from car-park to curb, self-parking capability, voice-activated command systems and AI-powered driver-assist and ADAS capabilities. We offer a robust suite of tech-enabled features that come standard across our produced segments as part of the VinFast experience and will provide additional enhancements to meet our drivers’ preferences for an additional cost. The VinFast technology ecosystem extends beyond the car itself via our companion app, as well as with an online networking experience through the VinFast community of drivers, reflecting the emphasis on Smart Mobility and Connectivity at all levels of the VinFast driving experience.

Underlying our technology design philosophy is an intense focus on standardization and the interrelationship of key designs and parts to deploy innovation as cost-effectively as possible. We proactively engineer as much of our ecosystem to be interchangeable across models as possible and practical so that when we engineer or innovate one piece of technology, it can be integrated with little additional cost or operational friction. This has enabled us to rapidly launch new products within the EV market. This permeates our overall production schedule and enables us to keep control of product quality and cost as we continue to grow and innovate.

Integrated Partnership Model

We deliver top-tier technology using a well-practiced screening approach to integrate and own a specific technology capability in-house when economically feasible. Otherwise, we align with leading partners who have a competitive advantage of production for certain technology or components that will improve our production efficiencies. We safeguard our technological innovation with intellectual property patents, whether developed within VinFast or sourced through well-vetted partnerships, to ensure that VinFast controls the key decision-making technology powering our vehicles. This relationship management framework includes in-house capabilities developed over the years at VinFast and the Vingroup family of companies.

We aim to keep in-house certain critical components of electric vehicles, including our electric motor, infotainment software, ADAS software, and battery management system design. We seek margin benefit and economy-of-scale uplift by outsourcing production of certain hardware components where our partners can provide us a competitive advantage. We also commit a significant amount of resources, budget and time to finding and sourcing the best possible partnerships across global suppliers and continuously review these contracts and arrangements to ensure optimal terms, information-sharing and operational efficiencies in our partnership network.

Connected Car, Connected Driver, Connected Lifestyle

We have created a proprietary infotainment system that provides a seamless, integrated and fully-connected experience for our drivers. Our goal is to bring “technology for life” to our drivers and provide an unmatched experience in terms of convenience, customization and community. Deep learning AI technology facilitates our ability to further understand and adapt vehicle settings to the driver’s lifestyle profile. Additionally, through a single, large central screen and a heads-up display, drivers can access multiple applications and services through a unified and intuitive platform. Software updates occur seamlessly through an OTA update mechanism, powered through edge network computing supplied in collaboration with a technology partner.

VinFast vehicles and their integrated technology offerings save drivers’ time by maximizing flexibility as a “Live and Work” hub. This allows drivers the conveniences of checking emails and messages, with safety remaining the top priority. Mobile Home is expected to include multiple virtual assistants, smart home control, video streaming and karaoke.

Key targeted features of our infotainment system include:

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Personal Voice Assistant - Natural language conversation in the driver’s native language with integration from our technology partners, Amazon Alexa and Cerence, and the ability to speak six languages, starting with those of our key global rollout markets

•	Mobile Office - Calendar and to-do-list management, email sending/receiving by voice

•	Seamless Connection to the Most Popular Smartphones and Ecosystems

•	Remote Control - Allows for the ability to start the vehicle remotely, set the temperature, lock/unlock the vehicle and set intrusion alert technology

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Advanced AI and Machine Learning - The advanced voice assistance uses natural language processing techniques to predict and adapt to the drivers’ most used commands by deploying advanced AI and machine learning to constantly build knowledge and understanding of the drivers’ preferences

•	Firmware Over-The-Air (“FOTA”) - Updates software over the air providing feature enhancement and performance improvement throughout the vehicle lifecycle

The VinFast Infotainment and Connected Driver systems is capable of learning and understanding the driver’s preferences to optimize their driving experience. We place significant focus on cybersecurity in order to securely protect our drivers’ personal data.

Within our infotainment system, we have a variety of standard features, as well as an expanding portfolio of value added services and features that will enable ancillary revenue streams via subscriptions or on-demand features, such as geo-fencing, live traffic alerts, satellite view, Q&A with virtual assistant, smart home control, text-to-speech, speech-to-text and eCommerce.

Safety and ADAS

Safety is the most important pillar of our investment in technology. We want VinFast drivers to experience the safest possible mobility environment. The integrated heads-up display replaces the traditional driver console to keep drivers always informed without distracting their eyesight from the road. This system notifies drivers with information, ranging from regular vehicle alerts to specific warnings or notifications permitting the vehicle to act on the driver’s behalf, to actual triggers that are tied to the vehicle’s ADAS that will take over to act in the event of an emergency.

We design and develop our ADAS and Autonomous Driving software with a primary focus on safety and an equivalent emphasis on providing the latest advancements in autonomy. Our vehicles will be launched with Level 2 ADAS technology, including Active Safety and Highway Assist+ capabilities. This includes autonomous emergency braking, lane change assist, remote parking and summon abilities. Our driver facial recognition technology assists with driver-alertness safety features and automatic emergency calls. Our in-house team focuses on providing quality control and helping to co-develop unique features. We also leverage the Vingroup technology ecosystem in our ADAS development, including image processing from VinAI and natural language processing from VinBigData.

Autonomous Driving (Level 3 and above) promises to revolutionize the user experience in vehicles, improving the Smart Services offering while ensuring safety. We plan to introduce Level 3 Traffic Jam Pilot as an optional feature for our vehicles, which will allow customers to take their hands, eyes and mind off of the road, under certain circumstances. When the Traffic Jam Pilot is active, the driver can enjoy our Smart Services offerings. We are also working on HomeZone parking features, a first step towards a Level 4 Auto Valet parking functionality, which is expected to enable drivers to immediately exit their vehicle upon arrival at a destination. A driverless VinFast vehicle will be able to find a parking spot and notify customers when it is successfully parked through our companion app. The driver can also summon their vehicle when they are ready to leave.

Electric Drive System / Powertrain

The VinFast Electric Drive System (“EDS”) is comprised of three main components: inverter, permanent magnet synchronous electric motor and gear box. Extensive research and development activities ranging from simulation, modeling and dynamometer to bench testing were carried out in-house to develop our EDS. High-efficiency, liquid-cooled permanent magnet synchronous (“PMS”) motors are designed to deliver high power and torque, while maintaining a competitive power-to-weight ratio and upholding the highest global safety standards. Our R&D activities have allowed us to reduce our overall development cycle time compared to competitors and produce a series of motors which are compact, powerful and robust in structure, and have a wide range of power output. VinFast patented technology paved the way to meet global thermal and noise, vibration and harshness (“NVH”) requirements of electric motors.

Our motor series has been tested through various duty cycles to replicate real driving conditions, controlled with our sophisticated software to meet our goals of driver comfort and tech-forward vehicles, while remaining competitive on a global scale. From an electromagnetic perspective, our motors are equipped with different types of winding per various levels of compactness, thermal requirements, cost and NVH attributes, among other features. In addition to compact design and short development cycle, the ease of manufacturing and optimized mounting points for simple integration and installation of the EDS system to the vehicles remain high priorities during the development cycle. We are also constantly looking for means of enhancing and innovating our powertrain systems, for example optimizing key hairpin motor technology and improving existing components, including cooling systems.

In our EDS software, we have integrated control algorithms for PMS motor control such as maximum torque per ampere (“MTPA”) which reduces copper loss in the electric motor, maximum torque per voltage (“MTPV”) which increases voltage utility capability of the high voltage (“HV”) battery pack and maximum torque per watt (“MTPW”) which optimizes the power of the HV battery pack. All of these advanced control algorithms increase the efficiency and performance of our powertrain system. Our software comes standard with safety features to meet ASIL-C (ISO26262) and integrated Cybersecurity (Level 3).

E/E Architecture

We have built a modern take on traditional E/E architecture to support our initial global vehicle rollout, allowing swift time-to-market with our E/E design that leverages global peers and is integrated across each of our current models. This approach allows us to scale back electronic control units as necessary in order to meet our desired cost level in bill of materials. We will have a standard architecture from the B- through E-segments, with the ability to remove feature sets as more basic models are manufactured. Our next-generation E/E architecture is currently in development, which will have the ability to support Level 3+ ADAS and set the standard globally with a domain-based architecture.

Battery Design and Battery Management System Design

The batteries in our vehicle are packed by our partner VinES, which is also a subsidiary of Vingroup, and other third party suppliers. We source battery components from a variety of third-party suppliers including Gotion, Samsung SDI and CATL. The capacity of the battery components is one of the key factors that affects the driving ranges of our EVs.

We offer the VF 8 with two driving range options that utilize different battery components: the “City Edition” option and the 87.7 kWh battery option. We began U.S. deliveries of the VF 8 in March 2023 from our initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) that use battery components that result in a longer driving range than the VF 8 “City Edition, and plan to deliver the VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. We have no plans for future offerings of the VF 8 “City Edition” in North America or Europe but will continue to offer this VF 8 “standard driving range” option in Vietnam. The VF 8 Eco trim (87.7 kWh battery) has a longer driving range (targeted WLTP range of 293 miles; certified EPA range of 264 miles) than the VF 8 Eco trim “City Edition” (WLTP range of 261 miles; certified EPA range of 207 miles), and the VF 8 Plus trim (87.7 kWh battery) has a longer driving range (targeted WLTP range of 278 miles; certified EPA range of 243 miles) than the VF 8 Plus trim “City Edition” (WLTP range of 249 miles; certified EPA range of 191 miles). The VF 8 Eco trim and Plus trim with 87.7 kWh battery utilize higher capacity battery components that offer a longer driving range, and the Plus trim of our vehicles in general offer higher horsepower than the Eco trim version which might, amongst other things, result in a lower driving range for the Plus trim as compared to the Eco trim.

We have sourced battery packs from VinES since VinES commenced production of battery packs in the second quarter of 2022. VinES plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. As affiliates in the Vingroup ecosystem, VinES is expected to grow in lockstep with us to remain a tier 1 supplier of batteries to us as we expand. We believe that these advancements by VinES can assist in reducing the battery supply chain uncertainty of third party providers that are outside of the Vingroup ecosystem and potentially enhance our overall value proposition to our drivers. We believe that our partnership with VinES will continue to provide an important strategic benefit in the management of a key input cost as we grow, as well benefits to drivers of our EVs in terms of day-to-day maintenance and functionality. To that end, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinES to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. Additionally, in March 2023, VinES entered into a collaboration agreement with StoreDot to develop XFC battery cells in different form-factors, in preparation for mass production and supply. This can help us reduce uncertainties associated with reliance on unrelated third parties outside of the Vingroup ecosystem for batteries. VinES is in the process of commissioning a battery pack assembly pack in Ha Tinh, Vietnam to expand its battery pack production capabilities beyond its existing facilities in Hai Phong, Vietnam. In addition, VinES is developing a second lithium cell facility in Ha Tinh, Vietnam, in collaboration with Gotion.

VinES packs batteries, modules and other related power electronics to meet our requirements and provide optimal performance. The battery systems provide a high level of energy, allowing VinFast vehicles to achieve competitive performance ranges while optimizing for production and cost. For example, the usage of battery systems reduces the costs to run our vehicles’ heating and air-conditioning systems when compared to equivalent ICE models. The batteries utilize the high energy density and performance of Samsung 21700 NCA cells and side-cooling channels to maximize cell usage performance and safety. The cells are first packaged into the modules and then into the battery packs by VinES, which undergo extensive testing to achieve our standard level of reliability and endurance.

The battery design leverages the common architecture among vehicles and will initially consist of lithium-ion nickel cobalt aluminum chemistry. In the future, the batteries may include other advanced or more cost-effective battery chemistries to address unique needs and requirements of different markets. Our in-house developed battery management system (“BMS”) hardware and software monitors the status of the battery pack and manages its functionalities. The BMS has been designed with ruggedness in mind to facilitate operation across a range of operating conditions. Its adaptive algorithm monitors the health of the battery pack in real-time and optimizes its performance. The BMS comes with integrated support for future cybersecurity and intended cloud smart features, which can be easily customized to our EV models to provide exceptional safety, accuracy and performance optimization based on battery status, operating conditions and driver behavior. Our software and integration with our vehicle control unit (“VCU”) is designed to allow drivers to upgrade the batteries in their vehicles with higher-power batteries as they are developed in the future through a simple software update upon installation.

VinES has a battery testing and validation center which ensures product quality and guarantees its products are tested and meet international quality standards. VinES intends to further develop its technologies to provide better performance, including proprietary cell design, advanced module-less pack architecture and advanced smart functions that extend the features of the connected car. VinES also intends to adapt its engineering to latest-available battery innovations as soon as economically practical for the VinFast product range. We believe that the investments that VinES has made into the cell and pack manufacturing capabilities has positioned VinES to be able to support our growth plans.

In March 2023, VinES and Li-Cycle entered into an agreement for recycling VinES’s Vietnamese-sourced battery materials and to assess the establishment of a recycling plant in Vietnam near VinES’s lithium-ion battery manufacturing facilities. The agreement builds upon a strategic, long-term battery recycling partnership between the parties, first announced in October 2022, which is expected to include global recycling solutions for VinES that support the companies’ ESG strategy and shared vision to advance a sustainable, closed-loop battery supply chain.

In addition, in October 2022, we entered into an MOU with CATL to collaborate in the development and production of CIIC skateboard chassis products that integrate battery packs, electric motors and other core systems and components of an EV into a single layer at the bottom of the vehicle, with the goal of reducing manufacturing costs, vehicle weight and energy consumption and maximizing cabin space.

VinFast Companion App and the VinFast Driver Network

Accessibility is key to enabling our technology ecosystem. Enabling interaction anytime and anywhere with our vehicles is top of mind from our design approach. Our mobile companion app integrates our customers into the VinFast ecosystem from day one of the vehicle life cycle. The app also act as a portal to VinFast’s ecosystem in which drivers can connect with VinFast for service, vehicle information and exclusive offers.

We have developed a companion app version for each of our target markets. In Vietnam, we formally launched the companion app in December 2021. In the U.S., we published our companion app in the Apple and Google app stores in December 2022. In Canada, we launched our companion app in the Apple and Google app store in June 2023. In Europe, the companion app is in the final development stage prior to submission to the two leading app stores in those markets for approval to publish.

The companion app is designed and targeted to provide end-to-end digital features, defined by seven key feature categories, including sales, vehicle controls, charging, navigation, invisible service (e.g., booking service appointments, roadside assistance and firmware for OTA updates), smart vehicle functions (e.g., valet mode) and smart ownership functions (e.g., managing driver profiles, payments for charging services and paid-OTA updates).

We plan to monitor companion app performance and release periodic updates to improve app quality and performance, implement bug fixes and provide feature content updates.

End to End Digital Features Summary

Integrated Service Offering

Our approach to our integrated services offering is to create a customer-centric system that ensures the best care and responsiveness for our customers. This is incorporated through our companion app, which handles our end-to-end digital features of the ownership experience. We aim to provide a full-service ownership experience based on four key pillars:

We have tailored our offering to what we expect customers are looking for in a vehicle ownership experience. In a random survey we commissioned in 2022, of customers who reserved either the VF 8 or VF 9, we found that customers chose us primarily due to our attractive design, inclusive price, outstanding technology and wide range of aftersales services. The most important VinFast offering to customers was the charging solution, addressed by our VinFast Power Solutions program. Our warranty of up to 10-year / 125,000-mile has also proven to be a differentiator, as it was our highest rated aftersales service.

To reflect our confidence in our product, we offer a unique warranty of up to 10-year / 125,000-mile, including, among other things, basic powertrain coverage and high-voltage battery. In addition, in Europe, we plan to offer a warranty for 10-years / unlimited mileage during the first two years. This is a comprehensive warranty which is transferrable to the next owner, and which we expect will support the higher residual value for our vehicles. Our uniquely long and extensive warranty is intended to not only protect our customers but signal our confidence in the quality of our vehicles.

We want maintenance to be as seamless as possible for our customers. We plan to build out a network of our directly-operated and authorized service centers in each of our key markets where on-site technicians perform warranty, repair, and maintenance routine services. We expect remote care through OTA diagnostics and assistance will minimize interventions on the vehicle while providing fully personalized support. Our mobile service is supported by our fleet of vans and our technicians are expected to carry out most interventions directly at our owners’ locations or provide road-side assistance for certain possible repairs. We believe our customers will also benefit from the technical capacities of our directly operated centers and authorized service network in the near future. We also have partners in each of our active markets to provide roadside towing services to our customers in case of incidents covered by a warranty.

In addition to product quality, we focus on providing convenient after-sales service that benefits our customers. To affirm our dedication to our brand value, in April 2023, we launched a residual value guarantee program in Vietnam where, subject to terms and conditions of the program, we may repurchase EVs (including

EVs sold in the past) from our customers after five years of their use. Customers are required to send VinFast a request for the repurchase of the car within no more than 90 days from the expiry date of such five year limit. Purchases under the program would be made at prices that are predetermined based on the residual value of the EV, directly by us or though arrangements with third parties. The residual value would be a percentage of the original price based on the vehicle model (subject to adjustment of certain promotional programs) and the years of usage. Alternatively, under this program, we may also compensate for the difference if the customer decides to sell their VinFast vehicle to other third parties at a lower price. As part of our continued effort to provide excellent after-sales services to our customers, in June 2023, we announced an additional goodwill after-sales policy that provides eligible customers with cash or service vouchers if their vehicles experience a technical issue that requires servicing. The policy is available to VinFast customers in all markets from June 15, 2023 until further notice, and the level of support varies across markets and based on the type of issue. In the US, this ranges from $100 to $300 per incident plus additional daily amounts for certain types of servicing. As of June 30, 2023, less than $15,000 has been paid in aggregate under the after-sales policy.

We understand our customers’ concerns over range anxiety and the availability of charging solutions. To ensure a stress-free journey for our vehicle owners, we expect that VinFast Power Solutions will provide a comprehensive suite of charging solutions easily accessible through the infotainment system and companion app. We have entered into arrangements with strategic partners for the supply of home charging units. Early customers in North America are eligible for the “Charge-Up” program, which provides VinFast EV purchasers the option of receiving, at no additional cost, either a VinFast branded home charger and a credit to be used towards the cost of installing the charger, or access to Electric America’s network of EV charging stations for three years. We plan to provide all of our customers with a branded e-mobility platform accessible through our companion app and the vehicle’s in-car infotainment and navigation systems. In Vietnam, we have the distinct advantage of being an early mover in establishing an extensive charging infrastructure. Since October 2022, our charging network coverage encapsulates 63 cities and provinces in Vietnam and includes all five types of charging stations (DC 250kW, DC 150kW, DC 60kW, DC 30kW and AC 11kW) and three types of home and portable chargers (AC 7.4kW, AC 3.5kW and AC 2.2 kW). We had more than 1,600 charging stations and nearly 60,000 charging points for EVs and e-scooters across Vietnam as of May 31, 2023. We plan to have 3,000 charging stations and 150,000 charging points in Vietnam by the end of 2023 and have partnered with gasoline stations in Vietnam to increase access to our charging ports. In North America and Europe, our e-mobility platform will be integrated with widely available charging networks and leverage the use of emerging technologies, such as Plug & Charge (which is undergoing testing and development), to provide an easy charging experience. Our U.S. customers will have access to the Electrify America and EVgo networks of EV charging stations. Our non-exclusive charging network program agreement with Electrify America also entitles our customers to discounts and other promotional benefits such as complimentary charging sessions when using Electrify America’s charging station network. We pay Electrify America an annual access fee based on our number of EVs sold or leased for the year. In addition, Electrify America provides its API data feed to support integration with our companion app and in-vehicle navigation to enable our customers to locate the nearest charging stations, authenticate charging transactions, set charge levels, make payments, check the charging status and obtain transaction history. We pay Electrify America a recurring annual fee for these non-exclusive API services. The agreement expires in March 2025 and may be extended by mutual agreement.

We want the VinFast ownership experience to be connected; connections between us, our vehicle owners and the VinFast community. This owner’s community will be accessible for interaction through our companion app, in-vehicle features and through our in-person showrooms and centers. All of our smart services will be accessible within one-touch and will provide a seamless end-to-end journey through our cloud-based ecosystem. Our contact center and VinFast advisors will be there to meet the demands of our owner’s community. The graphic below exhibits our end-to-end service platform accessible on our companion app:

The VinFast Go-To-Market Strategy

Putting our customers at the center of everything we do, we plan to employ a multi-channel model in our global rollout. We aim to deliver a best-in-class digital customer journey and seamless experience across our digital platforms along with strategically located brick-and-mortar showrooms in our key target markets outside of Vietnam.

Our approach is to integrate a digital, online opportunity to experience and customize the vehicles and then to support that interaction with the option to interact directly with the vehicles in brick-and-mortar showrooms, as well as through test drives and other customer touch-points. Our vehicles are easy to find, incorporating search engine optimization to our targeted audience. We offer 360 degree car configurations to customize vehicles online and in-store and compare models through our “build and price” feature. Customers will create online profiles to enable preferences and a personalized sales approach.

The entire seamless and personalized O2O process will continue to expand into the delivery, after-sales services and maintenance of the VinFast ownership experience. The unique VinFast ID for each customer will connect and synchronize their engagement data with the brand on all the channels: website, companion app and physical showrooms.

Our in-person experience is and will be encapsulated by our self-owned offline distribution network, including strategically located showrooms with after-sales services and capabilities. We utilize three different showroom variations, depending on the location and size of our space. We think it is important for our drivers to have a tangible location to not only purchase our vehicles, but also gather and interact in the context of our overall VinFast ecosystem.

Each of our showroom models outside of Vietnam serve, and in future markets will serve, different purposes for our ecosystem:

3S Showroom • A One-Stop-Shop for customers • Sales, Services, Spare parts	2S Showroom • Services, Spare parts

1S Showroom • Sales, • Located in high traffic areas/shopping malls

In each market where we have showrooms, we also plan to utilize third-party dealers in order to broaden our distribution model to reach a greater number of potential customers. We expect the majority of sales in our initial rollout would be through our multi-channel direct sales model, including all of our sales in Vietnam and the U.S. through the date of the proxy statement/prospectus. We envision indirect sales through dealers increasing in the medium to long-term.

We utilize an experiential marketing strategy that places customers at the core of all marketing touch points and provides them with an authentic brand experience that creates a trusting and emotional connection with us. Our experiential marketing initiatives include showcasing our vehicles at major industry events (e.g., auto shows and technology conferences), hosted events (e.g., factory visits, showcase tours in major cities and VinFast showroom openings), through digital experience platforms (e.g., website car configuration) and through social media. We reward customer loyalty through promotional campaigns for pioneers. We create trust in our brand through brand evangelists, such as media influencers, key opinion leaders and existing customers who have enjoyed their journey with VinFast.

Our reservation program for our VF e34, VF 5, VF 8, and VF 9 in Vietnam and VF 8 and VF 9 in international markets requires customers to place a small reservation fee with their reservation. Each reservation fee is cancellable and fully refundable without penalty until the customer enters into a sale and purchase agreement for the vehicle they select, following which the reservation is converted into a firm order.

As of May 31, 2023, we had approximately 90 showrooms in Vietnam under our hybrid sales model, where we use both a D2C approach with our own showrooms as well as through dealers.

Strategic Partnerships

As part of our business strategy, we identify and enter into strategic partnerships with top-tier business partners that possess expertise in areas that complement our business. To ensure that our resources are optimally allocated, we choose partners that can offer greater benefits than if we were to invest in such capabilities ourselves.

We have entered into a consultancy service agreement with VinES, a subsidiary of Vingroup, to leverage VinES’ expertise and specialization across the full spectrum of battery R&D, manufacturing, testing, performance, cost optimization and recycling. See “Certain Relationships and Related Party Transactions — Certain Relationships and Related Party Transactions — VinFast — Transactions with Vingroup Affiliates—Agreements with VinES Relating to the Battery Business.” We have partnered with top-tier global companies, including Magna, Tata Technologies and Pininfarina to accelerate the integration of best practices into our processes. We entered into a consultancy services agreement with Magna dated December 30, 2017, pursuant to which Magna agreed to support us in the conceptual and technical development of our ICE vehicles between January 1, 2018, to December 31, 2019 for a fixed service fee. On July 26, 2019, we amended the consultancy services agreement with Magna to provide additional engineering services relating to the implementation of a V8 engine and vehicle elongation for our LUX SA model for an additional fixed fee. On August 26, 2021, we entered into an engineering services agreement with Magna Steyr Automotive Technology (Shanghai) Ltd. for engineering development services relating to our EVs in exchange for a fixed fee. The agreement was amended on September 24, 2021, to expand the scope of work to cover lightweight competitive level evaluation, weight tracking in the design phase and support weight homologation for an additional fee. On December 12, 2022, we entered into an addendum pursuant to which the term of the engineering services agreement has been extended to March 31, 2023. In addition, we entered into an agreement with Pininfarina dated April 12, 2022, for Pininfarina to review and advise us on the standards and design of our showrooms and stores. The agreement does not have a fixed termination date but may be terminated by either party upon written notice. Pininfarina is also our primary design partner to ensure each of our vehicles offers a distinctive style.

Share Commitment to Our Environment, Society and Governance

Our ESG Strategy

VinFast’s commitment to ESG initiatives is institutionalized through a thoughtful and forward-looking ESG strategy. We seek to adopt industry leading practices to reduce our carbon footprint and target best-in-class environmental standards. As we believe that our business can be a key part of the charge to a brighter, greener and safer future, we leverage ESG policies as key catalysts for achieving our vision. Our environmental and social policies reflect our commitment to our customers, employees and communities, while our governance structure reflects our core values of fairness, efficiency, accountability and transparency.

Additionally, we recognize the importance of measuring and monitoring the resources that are consumed through the lifecycle of our products. As part of our commitment to transparency we will begin reporting our sustainability information under the automotive framework of the Value Reporting Foundation (formerly the Sustainability Accounting Standards Board) and will carefully consider the changing regulatory frameworks and best practices on ESG reporting requirements, including any reporting requirements regarding climate-related matters and consideration of the provision of climate-related risks and opportunities consistent with the Task Force on Climate-related Financial Disclosures. VinFast is committed to contributing to the climate solution and seeks to be a leader in green business practices.

We seek to periodically validate our progress in honoring our ESG commitment and to identify areas for improvement. As part of this effort, in 2022, we engaged Morningstar Sustainalytics to perform a broad-based Corporate ESG Assessment of our company covering seven distinct ESG categories: carbon – product and services; human capital; product governance; business ethics; carbon-own operations; human rights – supply chain; and corporate governance. We received an overall indicative Corporate ESG Assessment score of 23.3, which places us in the “medium risk” category as of July 2022. Our indicative score would place us in the top 10 (9th ranked out of 72) of automobile companies and having the top ESG rating (lowest potential risk) compared with other pure EV car companies, in each case among companies assessed by Sustainalytics.

Environmental

VinFast believes that an environmentally sustainable business model creates long-term value for our shareholders as well as all our stakeholders, suppliers, policymakers and our customers. Environmental sustainability is helping inform our decision making and is helping drive our transition from being a manufacturer of ICE vehicles to a pure play electric mobility company focusing on EVs. This transition allows us to be hyper-focused on endeavoring to deliver next generation transportation that can have a positive impact on the environment and the societies we interact with.

We place great emphasis on energy conservation and carbon reduction policies in our production process as a means to play our part in the global effort towards mitigating the impacts of climate change. In 2021, we reduced our Scope 1 and 2 greenhouse gas (“GHG”) emissions by 29% when compared to 2019. In addition, various measures have been taken in the VinFast factory—such as using entirely LED lighting and installing timers for outdoor and landscape lighting—to help reduce energy consumption. The factory also takes advantage of thermal inertia to adjust the switch-on / switch-off time of paint cure ovens and liquid-based cooling systems at the end of each work shift. In our ongoing operations, we aim to raise staff awareness on environmental protection measures, address climate change, and manage waste treatment systems at our facilities. These steps help support our efforts to reduce our carbon footprint and to target best in class environmental standards that seek to minimize energy use and moderate water consumption.

We are cognizant of emissions throughout the lifecycle of our product and have various initiatives to help us monitor them. One of the ways is through our strategic partnership with VinES, a subsidiary of Vingroup. VinES is not only the supplier of batteries in our vehicles, but also a sustainable energy solution provider. We seek to promote the ethical handling of batteries at the end of their useful life, and VinES plan to assist with the recycling or repurpose of EV batteries.

We target leading industry practices in our manufacturing process, by looking to limit the impact of waste and placing strict controls on waste treatment processes and systems. For instance, we have installed exhaust filters and heat circulation systems to control the release of pollutants from our operations. Additionally, we have put in place a centralized wastewater treatment system at our automotive paint shop, coupled with a non-water and non-chemicals-based paint separation system, in an effort to minimize effluent discharge into the environment. We are committed to each of our projects complying with International Finance Corporation Performance Standards for environmental and social sustainability and continue to promote the effective use of our limited natural resources.

VinFast remains committed to supporting environmental stewardship in Vietnam through research into new technologies that can further our offering of Vietnamese-branded electric cars, scooters and buses in the future. As we scale our business further, we believe we are well-positioned to leverage the environmental policies in place to build a sustainable business that contributes to the transition of the world to a low-carbon future.

Social

Commitment to Society

Our slogan “Boundless Together” affirms our desire to partner with communities in driving the EV revolution. A core pillar of our mission and vision is improving the communities in which we operate. From the planning phase of our development, we sought to align our efforts with international best practice social performance standards. We have also adopted lessons learned from Vingroup’s experience of corporate social responsibility efforts to drive positive social impact. VinFast supports local communities by providing medical support to local health authorities, prioritizing local residents in recruiting and supporting the conservation of local cultural sites. Our social management system sets the foundation for our ambition to further our social and charitable efforts.

Commitment to Data Privacy

Given the amount of personal data and information integrated into our VinFast Infotainment and Connected Driver systems, we place a considerable level of focus on cybersecurity in order to seek to securely protect our drivers’ personal data. All data is be stored in our cloud-based secure warehouse, and all payment information will be facilitated through customized blockchain-powered payments without relying on traditional credit-card payment details.

Product Safety

As our name suggests (“Vietnam – Style – Safety – Creativity – Pioneer” in Vietnamese), safety for drivers and pedestrians is of utmost importance to VinFast. We have implemented facial recognition features that enable our system to learn the driver’s behavior and detect driver drowsiness, as well as automatic emergency call functions. Our VF 8 and VF 9 models have been designed to meet 5-star NHTSA and EURO N-CAP safety ratings, leveraging our technology and the partnerships we have developed. In 2020, our unwavering commitment to the highest class of safety ratings was applauded by industry experts who presented us with the “Excellent Award for New Manufacturer Safety Commitment.” By embracing innovation and accelerating the advancement of technology, we are committed to pushing the boundaries of the customer experience while helping to inspire a safer tomorrow.

Commitment to our Employees

“Boundless Together” is a mindset, attitude and way of living. Respect for our employees is a key pillar of this mindset and stems from Vingroup’s historical track record of outstanding human resource policies. In 2020, Vingroup was honored by the Prime Minister of Vietnam as one of Vietnam’s Outstanding Enterprises for Employees.

Commitment to Diversity, Equity and Inclusion

Our vision of a cleaner, smarter and more accessible future underpins our commitment to diversity, equity and inclusion. VinFast promotes fairness, transparency and teamwork to create a workplace with boundless possibilities. We manage and promote employees on the basis of their performance, providing equal opportunity for every individual. VinFast is committed to providing an inclusive work environment where all individuals can succeed and grow. We do not tolerate harassment or discrimination on the basis of race, color, religion, religious creed, sex, national origin, ancestry, age, physical or mental disability, medical condition, genetic information, military and veteran status, marital status, pregnancy, gender, gender identity or expression, sexual orientation, or any other characteristic protected by local law, regulation or ordinance. VinFast takes gender parity seriously and women comprised 50% of the VinFast board of directors. In addition to competitive compensation and benefits, we offer online and offline courses in leadership management and workforce training to our employees, with over 1,100 and over 450 courses provided in 2022 and the first quarter of 2023, respectively. We delivered approximately 390,000 hours of professional training to our employees in 2022 and over 85,000 hours, including over 9,000 hours for our managers, in the first quarter of 2023.

Commitment to Employee Safety

Our desire to break through existing boundaries inspires us to adopt a comprehensive approach to safety training. In addition to adhering to Vietnamese laws and applicable regulatory standards within the countries we operate, we provide robust pre-employment training, undertake regular risk assessments, perform regular workplace safety monitoring, audit (internal and external) and training. Our health and safety policy is ISO 45001 compliant. Our philosophy on employee safety measures is rooted in taking a proactive approach to identifying potential hazards and developing corrective and preventative measures.

Supply Chain

Our mission to ‘create a more sustainable future for all’, influences our supply chain decisions. How we make things and who we partner with carries as much importance as the end product itself. We work hard to keep our relationships with our suppliers robust, respectful, and resilient so that our supply chain can make a real difference in the drive toward innovation and lighter impact on the environment. This requires collaboration, trust, deep understanding, transparency, and a focus on the well-being of people who help make our products. Each supplier selected by VinFast must meet a number of criteria, including legal compliance, quality standards, capacity, labor relations, social impact and environmental protection.

VinFast has a Supplier Code of Conduct which provides a framework for suppliers in regards to their responsible business conduct and set out steps to help mitigate any adverse effects on human rights, labor rights, environmental protection and anti-corruption practices. As of April 30, 2023, 76% of our suppliers have adopted international standards as part of their environmental management systems. VinFast, as part of its ongoing approach to ESG matters, will continue to consider emerging and relevant issues for incorporation into its Supplier Code of Conduct and that are particularly relevant to VinFast’s relationships with its suppliers.

Governance

We believe that setting a high bar for corporate governance is an important way for a newly US-listed Singaporean company to create long term stakeholder value for our founders, shareholders, employees and community. The governance structure established by VinFast is based on the principles of transparency and accountability and provides for continuous improvement. Our board will consist of six directors, including two who qualify as independent within the requirements of Rule 10A-3 under the Exchange Act.

Committees of the board include the audit, compensation and nominating and corporate governance committee. Each member of the audit committee has been determined to be “independent” per Rule 10A-3(b)1 under the Exchange Act and meet the requirements for financial literacy under the applicable rules and regulations of the SEC. Our committees will have established charters which clearly outline responsibilities and roles.

The governance model guides the managerial system to allow for the management plan to continue to serve the interests of our company and its shareholders, as well as to balance the interests of other stakeholders. VinFast’s corporate governance drives our company’s strong growth, high efficiency, and sustainable development while maintaining our company’s core values of fairness, efficiency, accountability and transparency. These values are aligned with our mission and inspired by the success of our parent, Vingroup.

We plan for ESG issues to be represented at the highest level of decision making and to be reported to be a standing item at every board meeting as we are committed to minimizing the environmental impacts of our operations and enhancing the efficiency of our operations and upholding strong governance and ethical standards in conducting our activities and throughout our value chain. The audit committee of the board of directors will oversee ESG matters pursuant to its charter. VinFast’s CEO is responsible for monitoring, managing and setting targets related to environmental and social initiatives. Corporate governance is overseen by the Board of

Directors. Our director qualification standards and selection criteria reflect the importance of building a highly-experienced, diverse and globally-sourced team. Half of our directors identify as women, reflecting our focus on gender-diversity and equality.

VinFast has prioritized protecting the ability of our founders to continue driving toward that vision by retaining majority shares to allow for a thoughtful calibration of long-term objectives with short-term demands. Upon the completion of this Business Combination, our board will consist of six directors, including two independent directors who qualify as independent within the independence requirements of Rule 10A-3 under the Exchange Act and the independence requirements of a Qualified Stock Exchange.

Prior to the completion of this Business Combination, we will adopt a Code of Business Conduct and Ethics, which will cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics will apply to all of our executive officers, board members and employees. As a part of our business code of conduct, we will have a separate policy which governs prevention of money-laundering, bribery and corruption, internal transaction controls and sanctions of laws of other countries to be compiled with, to avoid impact on VinFast operations. The policy will apply to all employees, including trainees and may apply to suppliers and related persons.

Further details about our governance policies and procedures can be found in “Management of VinFast Following the Business Combination — Committees of the Board of Directors.”

Our People

We strive to cultivate a culture of diversity, equality and inclusion within our company. We have tapped into Vietnam’s diverse population, comprising a number of ethnic groups, and seek to build a team made up of individuals from diverse backgrounds. We believe a diverse workforce contributes to increased creativity, better problem-solving skills and improved decision-making. We believe in treating all individuals fairly and equitably and ensuring everyone has access to the same opportunities, resources and benefits. In furtherance of this, we conduct pay equity analysis to ensure employees are paid fairly and equitably for their work and have implemented anti-discrimination and anti-harassment policies and procedures. To foster a culture of inclusion, which we believe promotes employee engagement, productivity and retention, we have implemented a mentorship program that pairs employees from underrepresented groups with senior leaders within the organization and provide training and development opportunities to our employees to enable them to advance in their careers within the organization.

Our global leadership team, led by our Managing Director and Global CEO, Ms. Le Thi Thu Thuy, is responsible for the strategic direction of our company across our target markets. Our country-level leadership teams, led by our country-level chief executive officers, are responsible for implementing our global strategy in their respective markets as well as developing in-market initiatives to address specific market conditions and customer requirements that are unique to their markets.

In February 2023, we consolidated our U.S. and Canada operations and management into a single unit, VinFast North America, which is headquartered in Los Angeles, California. This consolidation is intended to optimize our operations and achieve greater efficiency and cost management, leading to improved operational and financial performance.

As of March 31, 2023, we had 14,505 employees. The following table sets forth a breakdown of our employees categorized by function as of March 31, 2023:

Function	Number of Employees	Percentage
Research and Development	931	6.4%
Sales and Marketing	1,761	12.1%
Manufacturing	10,223	70.5%
General and Administration	732	5.1%
Operations	858	5.9%

Total	14,505	100.0%

As of March 31, 2023, approximately 96% of our employees were based in Vietnam, and 4% of our employees were based in our international offices.

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive compensation packages and a positive, dynamic and creative work environment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. In Vietnam, we have entered into collective bargaining agreements on terms that we believe are typical in our market.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees.

Facilities

We manufacture our vehicles at our manufacturing facility in Hai Phong, Vietnam, which we have leased from our affiliate, VHIZ JSC, since February 2022 when we transferred the facility to VHIZ JSC. For more information, see “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Asset Transfer to VHIZ JSC.” The manufacturing facility is located on a 348 hectare land area, the majority of which will be leased by VHIZ JSC from the Department of Natural Resources and Environment of Hai Phong City (as authorized by the People’s Committee of Hai Phong City) as a result of the project transfer to VHIZ JSC. The Hai Phong manufacturing facility has a production site spanning over nine million square feet. As of May 31, 2023, the utilization rate of our Hai Phong manufacturing facility was approximately 12%.

Our manufacturing facility in Hai Phong houses an integrated, on-site production line which includes, metal assembly, plastic molding, interior component production, and electronic device manufacturing. These shops contribute the majority of the final parts to our vehicles and supply much of the structures, housings, and components for our batteries and e-motors. Through the use of more than 500 specialized tools and systems across metal sub-assembly and press lines, our metal assembly shop can supply metal parts to approximately 130,000 vehicles per year. Our injection plastic shop supplies 90% of the plastic components installed in our EVs, which increases our localization rates and reduces our costs and waste from unnecessary packaging and transportation. Our interior shop uses an integrated robotic system to manufacture seats, instrument panels, door trims and consoles for more than 90,000 vehicles per year. We plan to expand our interior shop’s capacity by more than four times the current capacity. Finally, our electronic device shop can produce electronic EV components for approximately 250,000 vehicles per year. We believe this vertically-integrated manufacturing set-up provides us with multiple cost-saving levers due to increased control over sourcing, redesign flexibility, improved production planning and quality control.

We intend to expand our Hai Phong facility and open additional factories globally through investments in technology, equipment and infrastructure to add manufacturing capacity within our existing facility in Hai Phong, as well as opening an additional factory in the U.S. (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects). In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina. The facility is expected to be built across a site that covers an area of approximately 733 hectares. Consummation of the definitive agreements relating to the project is subject to due diligence and government approval. Pre-construction work for phase 1 of the factory commenced in the third quarter of 2022, with commissioning targeted for 2025. The initial capacity of phase 1 is expected to be 150,000 vehicles per year, with the site, layout and infrastructure of the facility designed to accommodate further capacity expansion to 250,000 vehicles per year upon completion of phase 2. Vehicles expected to be produced at the site include, but are not limited to, the VF 8 and VF 9. We expect our capital expenditures for the construction of the Triangle Innovation Point manufacturing center will be approximately $1.9 billion for the first phase of the center’s development, of which $96.8 million and $122.9 million (in each case including capitalized interest) has been incurred and recorded as construction in progress as of December 31, 2022 and March 31, 2023.

Intellectual Property

We protect, use and defend our IP in support of our business objectives to increase our return on investment, enhance our competitive position and create shareholder value. We rely on a combination of owned, jointly owned and licensed patents, trade secrets, copyrights, service marks, trademarks, domains, contractual terms and enforcement mechanisms across various international jurisdictions to establish and protect intellectual property rights related to our current and future business and operations.

Pursuant to the intercompany intellectual property license agreement with Vingroup, Vingroup has granted us a perpetual, exclusive, sub-licensable, royalty-bearing license to exercise various trademarks that we use in our business. Such trademarks include our trade name, our logo, our EV names, such as VINFAST VF 5, VINFAST VF 6, VINFAST VF 7, VINFAST VF 8 and VINFAST VF 9, and our e-scooter names, such as Klara, Theon and Feliz. See “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast —Transactions with Vingroup Affiliates—IT, IP Licensing and R&D Agreements.” Vingroup has registered our tradename, logo and V line design worldwide, while our EV and e-scooter names have been registered in our target markets. The validity period of each trademark registration varies based on the regulations of the country in which it is registered and generally ranges from 10 to 20 years. Such trademark registrations are renewable on an ongoing basis during the relevant validity period.

We and Vingroup have submitted and registered our industrial designs for various car models in our key markets, including the U.S., Europe and Southeast Asia. Our VF 5, VF 6, VF 7 and VF 8 industrial design are submitted and registered under us, whereas our VF 9 industrial design is submitted and registered under Vingroup. The validity period of each registration certificate varies based on the regulations of the country in which it is registered but is typically five years and may be renewed for additional five-year periods, up to a maximum of 15 to 25 years.

We partner with third-party technology partners by entering into various service and development agreements to develop advanced technologies that complement our own technology R&D activities (“Developed Technology”). Pursuant to such agreements, we may acquire sole or joint ownership over the resulting patents or other intellectual property rights. The Developed Technology includes:

1.

software, hardware and intellectual property rights developed pursuant to a purchase order dated October 5, 2021, relating to the development of the ADAS system for use in vehicle projects for Eco and Plus variants of our vehicle models, which we acquired all necessary, perpetual and complete licenses for global use of any of the provider’s intellectual property incorporated into the services or deliverables solely for the purpose of obtaining the benefit of such services or deliverables;

2.

inventions, intellectual property, copy rights and source codes developed pursuant to an engineering service contract dated August 26, 2021 (as amended) relating to engineering development services for our EVs, which we acquired sole ownership of such technology. In addition, we received a license to use the intellectual property incorporated in the technology;

3.

know-how, inventions and patents (excluding software) developed (“Foreground IP”) pursuant to service contracts dated December 9, 2020 (as amended), and July 16, 2021, relating to the development of the EDS system for use in our EV platform in the U.S. Market in A-, B- and C-segment EVs, which we have received an exclusive intellectual property right for the Foreground IP. We have also received a non-exclusive, royalty-free right to use any software generated through the Foreground IP. In addition, we also received a non-exclusive, royalty free right to use the intellectual property incorporated in the technology;

4.

inventions and intellectual property developed pursuant to development agreements dated January 26, 2021 (as amended) and April 22, 2021 (as amended) relating to a vehicle engineering design and development and an aftersales engineering design, to which we received exclusive rights. In addition, we received a non-exclusive right to use, and title over, the intellectual property incorporated in the technology;

5.

software developed pursuant to purchase orders dated January 27, 2022, March 25, 2022 and April 15, 2022, relating to the development of a cybersecurity EDS controller, infotainment-related engineering consultancy services and offshore engineering activities, for which we acquired sole ownership. In addition, we received a non-exclusive, non-transferable, royalty-free license to use the intellectual property incorporated in such technology;

6.

software developed pursuant to an automotive master license and services agreement dated June 29, 2021 (as amended) relating to the development of infotainment features and the integration of such features with cloud bundles and apps for the eCockpit Android platform, for which we received a non-exclusive, non-transferrable, worldwide and irrevocable right to use. The license is effective from the date of the agreement until June 30, 2027 and shall automatically renew for additional one-year terms unless either party terminates the agreement;

7.

works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated November 23, 2021, relating to the design and development of our VF 5 model, which we acquired sole ownership of. In addition, we received the title and interest over the intellectual property incorporated in such technology;

8.

works, copyright and intellectual property developed pursuant to a master service agreement dated October 12, 2021, relating to the engineering development support of the electrical & electronic delivery and the full vehicle turnkey engineering for our EVs, which we acquired sole ownership. In addition, we received a license to use the intellectual property incorporated in such technology; and

9.

intellectual property developed pursuant to purchase orders dated October 6, 2021, October 7, 2021 and March 17, 2022, relating to the electrical and electronics testing and validation of our EV and ADAS L3 development support, which we acquired sole ownership. In addition, we received a non-exclusive, non-transferable, royalty-free license to use our technology partner’s background or proprietary intellectual property incorporated in such technology.

We have also entered into a number of technology transfer transactions and license agreements with various experienced business partners for the acquisition of various technologies, licenses, intellectual properties and know-hows (“Licensed Technology”) to design, develop, manufacture, sell, distribute and service our vehicles (including EVs). The Licensed Technology include:

1.

technology, know-how and intellectual property rights relating to the production of a certain type of e-motor for use in EVs, for which we acquired an irrevocable, non-cancellable, perpetual and non-exclusive license to use such technology pursuant to a product development and technology transfer agreement dated May 18, 2020, as amended;

2.

technology, know-how, trade secrets and intellectual property rights relating to the production of an in-hub brushless DC electric motor for use in electric motorcycles, for which we have received an irrevocable, non-cancellable, perpetual and non-exclusive license to use such technology pursuant to a technology transfer agreement effective July 2, 2020;

3.

software, design files, technical documentation and associated intellectual property rights relating to a certain electric and electronic architecture for use in automobiles, and the production of a “3-in-1 product” comprising an energy management unit with a combined on-board charger, DC-DC converter and high voltage power distribution unit (excluding the cold block), for which we have received a non-exclusive, irrevocable, non-sub-licensable and non-transferable license to use such technology and manufacture the 3-in-1 product, pursuant to a technology license agreement effective March 3, 2022. The license is valid for a period of 10 years from the date of the agreement; and

4.

intellectual property rights relating to E/E architecture parts and systems, for which we acquired irrevocable, non-exclusive, world-wide, perpetual, non-transferable and non-assignable license to use pursuant to a license agreement dated April 6, 2022.

In addition, we have access to certain technical assistance related to the Licensed Technology, such as direct access to the licensor’s component and spare parts suppliers. These arrangements aid in accelerating the development and commercialization of our technology.

Insurance

We have limited liability insurance coverage for our products and business operations. We maintain commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability and directors’ and officers’ insurance policies as well as a plan to cover all mandatory insurance policies, Pursuant to Vietnam regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in Vietnam. We also purchase additional commercial health insurance to increase the insurance coverage of our employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is in line with industry standards and are adequate to cover our key assets, facilities and liabilities.

Regulations

Certain of our operations, properties and products are subject to stringent and comprehensive national, federal, state, and local laws and regulations governing matters including the release or discharge of materials into the environment, including air emissions and wastewater discharges, environmental protection, occupational health and safety and data privacy. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

We are also subject to permitting, registration, and other government approval requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits, registrations, and other government approvals from one or more governmental agencies to conduct our operations and sell our products. The requirements vary depending on the location where our regulated activities are conducted.

Canada

Licensing and Permitting

At this stage, in Canada, we are focusing on British Columbia (“BC”), Ontario (“ON”), and Quebec (“QC”). In order to sell vehicles directly to consumers, as well as dealers, in BC and ON, a manufacturer must register as a motor vehicle dealer in each such province. If the manufacturer’s activities will be limited to selling vehicles to other licensed dealers in BC and ON, it may register as a wholesaler in BC and ON. The registration requirements and process for a wholesaler in BC and ON are the same as for a retail dealer, except that retail premises are not required in the case of a wholesaler registration.

In BC, applications to register as a motor vehicle dealer must also be accompanied by an application for a salesperson license for each of the premises that it operates, as the sale of a motor vehicle to a consumer must be completed through a licensed salesperson. In ON, individuals employed by a motor vehicle dealer to trade or sell motor vehicles must also be registered as a sales person. In both BC and ON, motor vehicle dealers must maintain a business premise to display motor vehicles and a motor vehicle repair facility, or, in the case of BC, evidence a service contract providing access to motor vehicle repair facilities which are satisfactory to the registrar. In addition, the Ontario Motor Vehicle Industry Council requires all dealers in ON to provide a valid municipal permit allowing the sale/display of vehicles, a premises lease that permits the sale/inventory of vehicles and provides unrestricted access to the premises by the dealer and evidence of compliance with the Compulsory Automobile Insurance Act.

Meanwhile, in order to sell vehicles directly to consumers or commercial customers in QC, a manufacturer must register as a road vehicle dealer in QC. Such registration will also permit the manufacturer to sell vehicles to other licensed dealers as well. Road vehicle dealers are required to have an establishment in QC. Moreover, to have a road vehicle dealer permit, the motor vehicle dealer is required to have a municipal certificate for each location and make a payment of a surety bond for each location as well.

Data privacy

The collection, disclosure, use and retention of personal information by companies is regulated in Canada. Companies must ensure they remain transparent, respect individuals’ rights regarding their personal information, obtain appropriate consents and put in place security safeguards before processing personal information of Canadians. A company must designate certain individual(s) that are tasked with ensuring compliance with applicable Canadian privacy laws. Specific requirements may apply depending on the sensitivity of the personal information processed. For instance, in Quebec, biometric databases must be disclosed to the supervisory authority and the use of biometric data is subject to specific requirements. The federal Personal Information Protection and Electronic Documents Act regulates the processing of personal information in the private sector. In addition, each province can also adopt their own laws as is the case for Quebec, British Columbia and Alberta.

Quebec has recently adopted Bill-64, an amendment of the Act Respecting the Protection of Personal Information in the Private Sector. The first set of amendments from Bill 64 took effect in September 2022, and the remaining two phases will come into force in September 2023 and 2024. Since September 2022, companies are required to (1) delegate a person in charge of the protection of personal information in the organization and publish their contact information on the organization’s website; and (2) set up a process for mandatory reporting of “Confidential Incidents” whereby the Commission d’accès à l’information du Quebec and individuals affected by incidents involving personal information that present a risk of serious injury will be addressed and notified of such incidents. In September 2023, most of the changes under Bill-64 will come into force. Organizations doing business in Quebec will notably need to put in place a privacy compliance program to address the requirements of this act. Notably, transparency obligations related to the processing of personal information will be strengthened, the transfer of personal information outside the province of Quebec will be subject to various conditions and every project involving the processing of personal information will be subject to privacy impact assessments. Breach of this act can result in penalties of up to the greater of CAD $25,000,000 CAD or 4% of the Company’s worldwide turnover for the preceding fiscal year. Administrators, directors and representatives of the Company can be held accountable for any offenses under this act and may be subject to penalties of up to CAD $100,000.

Under Canadian law, upon the occurrence of a breach of privacy that can create a risk of harm to individuals, companies must disclose details of such incident to the impacted individuals and the applicable supervisory authority, the Privacy Commissioner of Canada, the Privacy Commissioner of Alberta or the Commission d’accès à l’information du Quebec.

Distribution and Retail

Manufacturers and their distributors are exempt from the foregoing license and permit requirements.

The sale of automobiles is subject to consumer protections that vary by province. Each province has consumer protection legislation that details the disclosure that must be included in a sales agreement, as well as specific consumer protection legislation relating to auto-repair services that require that consumers be provided with written estimates, upfront pricing and details of repair and labor in the sales agreement. Sales agreements are binding and do not provide for a cooling-off period. However, dealers are required to provide the most accurate information available regarding the vehicle’s history and key features. Omission of certain information provides buyers with a period of 90 days in which to cancel the sales agreement.

Additional consumer protections apply when the purchase of the vehicle is financed. The Canadian Motor Vehicle Arbitration Plan is a free arbitration program from participating manufacturers that assist consumers in handling disputes about manufacturing defects. Vehicle dealers must inform the buyer if the purchased vehicle qualifies for this program.

Under the Canadian Competition Act, unilateral pricing decisions by a manufacturer can be investigated by the Competition Bureau as a civil matter if they rise to the level of being an abuse of dominant position by that manufacturer.

Charging Stations

In BC, the installation of EV charging stations is governed by local building, electrical and safety regulations. In addition to the BC Electrical Safety Regulation and the Occupation Health and Safety Regulations, each region may also have various applicable regulations, codes, and standards.

The BC Charger Rebate Program offers provincial rebates for the purchase and installation of EV chargers. In order to apply for the BC Charger Rebate Program, a company must obtain a charger installation approval form from the authority having jurisdiction over the property. After obtaining a permit and completing the installation, a certificate of inspection issued by the appropriate authority will be given, which can be submitted for the rebate.

In ON, the installation of an EV charging station requires the filing of a notification of work/permit with the Electrical Safety Authority. Installation must be carried out by a licensed electrical contractor in compliance with the ON Electrical Safety Code. Once complete, if installation meets the ON Electrical Safety Code and the equipment is certified for use in Canada by a nationally recognized certification agency, the ESA will issue a Certificate of Acceptance.

In QC, the installation of EV charging stations is subject to several laws and regulations which stipulate requirements for a professional engineer or master electrician, as well as installation codes and standards. Charging stations must be certified under the Québec Construction Code and comply with the Québec Construction Code, including displaying the required markings, among other requirements.

There are no provincial regulations around maintenance and repair requirements.

Environmental

Vehicular GHG in respect of light-duty vehicles are regulated under the federal Canadian Environmental Protection Act, 1999 (“CEPA”). In May 2018, the federal government introduced new regulations under the

CEPA establishing more stringent greenhouse gas emission standards for heavy-duty vehicles and engines. Imported vehicles must be compliant with regulations aimed at air pollutants and greenhouse gas emissions. A manufacturer will need to provide evidence of its vehicles’ conformity with applicable emission standards (i.e., a certificate of conformity) and submit an import declaration confirming that all prescribed standards and requirements are met and that the importer will have a certificate of conformity for the regulated vehicle and/or engine. The import declaration can be submitted on a transactional basis or in bulk format for a specified duration.

In 2017, a federal government agency, Environment and Climate Change Canada (“ECCC”), released a regulatory framework outlining the proposed design of Canada’s Clean Fuel Standard (“Standard”), which is aimed at helping Canada meet its goal of lowering GHG to 30% below 2005 levels by 2030 as part of Canada’s participation in the Paris Agreement. The Standard includes reducing the carbon footprint of transportation fuels and requires increases in renewable fuel content or the purchase of credits that can be generated through the deployment of energy sources that offset fossil fuels, such as electric vehicles.

Incentives

Federal Incentives for Electric Vehicles

All Canadian purchasers (including individuals, businesses, duly registered not-for-profit organizations and provincial, territorial and municipal governments) qualify for a government subsidy on the purchase of new eligible vehicles. Eligible vehicles include battery-electric vehicles (“BEVs”), hydrogen fuel cell vehicles (“FCVs”) and plug-in hybrid electric vehicles (“PHEVs”). Eligible passenger cars must have a MSRP of less than CAD $55,000 for the base model and CAD $65,000 or less for higher priced versions. Station wagons, pickup trucks (light trucks), sport utility vehicles (SUVs), minivans, vans, and special purpose vehicles with an MSRP of less than CAD $60,000, as well as vehicles with an MSRP of up to CAD $70,000 are also eligible for purchase incentives. There is an incentive of CAD $5,000 off the purchase price of a new fully electric or longer range (greater than 50 kilometers) PHEV and CAD $2,500 off the purchase price of a new shorter range (less than 50 kilometers) PHEV. In order to receive the full amounts of the government incentives, the consumer must purchase the car outright or enter into a lease with a minimum duration of 48 months. The incentive will be prorated for lease duration of less than 48 months (e.g., for a 24-month lease, half of the incentive for that vehicle will be available). The purchase incentive will be applied at the point-of-sale, whether at the dealerships or online. To arrange for the reimbursement of incentive, the dealership must register with Transport Canada and submit the necessary forms to a dedicated online portal.

The program has been extended to March 2025 and is on a first-come, first-serve basis while funding lasts. Individuals are entitled to receive only one incentive per calendar year under this program. Businesses and provincial and municipal governments operating fleets may only receive up to 10 incentives per calendar year under this program.

Federal Tax Write-Off for Businesses

Businesses purchasing zero-emission light-, medium- and heavy-duty vehicles, including a PHEV with a battery capacity of at least 7 kWh or a fully electric vehicle, may qualify for a 100% tax write-off in the year of purchase. This applies to eligible vehicles purchased on or after March 19, 2019 and before January 1, 2024. Where the price of the vehicle exceeds CAD $55,000, the tax write-off will be capped to CAD $55,000 plus the federal and provincial sales tax that would have been paid if the vehicle was purchased for CAD $55,000. Vehicles in respect of which an incentive has been paid in connection with the purchase are not eligible for the tax write-off.

Incentives for Electric Vehicles in ON

In ON, PHEVs, BEVs and FCVs are eligible for green vehicle license plates, which provide access to all high occupancy vehicle lanes and free access to all high occupancy toll lanes on the highways, even if there is only one person in the vehicle.

Incentives for Electric Vehicles in BC

Clean Energy Vehicle for BC (“CEV for BC”)

BC provides a point-of-sale incentive program for new clean energy vehicles, including light duty BEVs, FCVs, PHEVs and extended range electric vehicles, to eligible purchasers, including individuals, businesses, non-profit organizations and public entities who are residents of British Columbia, based in British Columbia or have British Columbia-based affiliates. Under the program, BEVs, FCVs and PHEVs with a battery range of 85 kilometers or higher are eligible for an incentive of up to CAD $4,000, and PHEVs with a battery range of less than 85 kilometers are eligible for an incentive of up to CAD $2,000. A passenger car must have an MSRP of less than CAD $55,000 and larger vehicles (station wagons, mini-vans, SUVs, small and standard pickup trucks and passenger vans) must have an MSRP of less than CAD $70,000. Prospective purchasers must first apply to the government of British Columbia to determine if they meet an income means test requirement to determine the incentive amount they are entitled. Consumers can apply for the CEV incentive program through dealerships that sell or lease qualifying vehicles. The British Columbia Ministry of Energy and Mines maintains a list of approved vehicles. Manufacturers must submit an application to the Ministry to have their vehicle considered for program eligibility. The Ministry reserves the right to adjust the incentive amounts as necessary based on market performance. The program will run until funds are exhausted.

Exemption from Increase in Provincial Sales Tax Rates

In BC, vehicles with a value of CAD $55,000 or less are subject to a provincial sales tax (“PST”) of 7%, and vehicles that exceed CAD $55,000 are subject to a PST of 8% to 20%. As of February 28, 2022, BEVs, FCVs and PHEVs with a value up to CAD $75,000 are exempt from the increased PST for luxury vehicles and are taxed at the 7% rate. However, BEVs and FCVs that exceed CAD $75,000 are subject to a PST of between 8% to 20%.

Incentives for Electric Vehicles in QC

New Electric Vehicle Incentive

The Québec government provides individuals, businesses, organization and Québec municipalities a rebate of up to CAD $7,000 on the purchase or lease of a new and eligible BEV, PHEV or FCVs with an MSRP of less than CAD $65,000. The program will be maintained until at least March 31, 2027.

Charging Station Rebates

An owner or lessee of an electric vehicle is eligible to receive CAD $600 in financial assistance for the purchase of a new eligible Level 2 home charging station. Multi-unit residential buildings, businesses, municipalities and certain public bodies can also obtain financial assistance of up to CAD $5,000 to fund the acquisition, lease and installation costs of a new eligible Level 2 charging station.

Transport Green: Technology Acquisition Stream

The Technology Acquisition Stream of Transport Green program offers various financial assistance for the acquisition of green technology that is not covered by other governmental measures by Québec. This financial assistance is available for FCVs with an MSRP over CAD $60,000 and low speed vehicles.

Exemption from Luxury Vehicle Registration Fee

In QC, vehicles with a value exceeding CAD $40,000 are generally subject to an additional registration fee for luxury vehicles of 1% of the excess value. However, BEVs, FCVs and PHEVs with a value up to CAD $75,000 are exempt from the additional registration fee for luxury vehicles. BEVs and FCVs valued between CAD $75,000 to CAD $125,000 are only levied an additional registration fee of 1% of the excess value over CAD $75,000.

Vietnam

Environment, Social and Compliance

On January 1, 2022, the new 2020 Environmental Protection Law came into force. The law requires manufacturers of motor vehicles who discharge wastewater, dust or emission or hazardous waste to obtain an environment permit issued by the Ministry of Natural Resources and Environment. The environment permit imposes various requirements on the manufacturer, including the source and volume of wastewater, dust or emission or hazardous waste permitted to be discharged into the environment; hazardous waste treatment facilities and equipment system required to be put in place; the volume of hazardous waste permitted to be treated; and various other environment protection measures required to be put in place. Under the new 2020 Environmental Protection Law, manufacturers of batteries with a capacity of 600 tons or 200,000 KWh per year, may also be required to prepare an Environmental Impact Assessment Report (“EIAR”), subject to certain conditions.

Manufacturers of motor vehicles in Vietnam are also required to collect and separate ordinary solid waste at the source and enter into a service contract for the collection, transportation and disposal of solid waste. Where the manufacture generates hazardous waste, it is required to collect and classify hazardous waste at the source and re-use, recycle or dispose of hazardous waste or enter into a service contract for the collection, transportation and disposal of hazardous waste.

Manufacturers of motor vehicles in Vietnam are also required to obtain a certificate certifying its compliance with technical safety quality and environmental protection requirements from the Vietnam Register, in accordance with the regulations on the technical safety and environmental safety inspection in the manufacture and assembly of motor vehicles issued by the Ministry of Transport of Vietnam.

Manufacturers or importers of recyclable products (including vehicles, batteries, engine lubricants, tires and electronic or electric devices) must recycle them according to the mandatory recycling rate and specifications, except for products and packages that are exported, temporarily imported or produced or imported for research, learning or testing purposes.

Charging Stations

Due to the limited use of EVs in Vietnam, there are few regulations governing charging stations. Therefore, EV manufacturers must always consult with relevant government agencies, such as the Ministry of Construction and the Ministry of Transportation, and adhere to their directives.

Emissions

In 2021, the Ministry of Transport issued a national technical regulation governing the emission of fifth level gaseous pollutants for newly assembled, manufactured and imported automobiles, which is the equivalent of the Euro 5 emission standard issued in September 2014. The national technical regulation applies to our current ICE vehicles. Two of our vehicle models, VinFast Lux SA2.0 and Lux A2.0, have been tested and confirmed to meet the Euro 5 emission standard.

In respect of emission regulations for electric cars, the Vietnam Register is in the process of drafting a regulation to amend and supplement national technical regulations on quality, technical safety and environmental protection for automobiles. Such regulations on EVs are intended to serve as a basis for the inspection, assessment, and certification of vehicle quality.

In addition, the Vietnamese government also adopted regulations on GHG emission reduction and adaptation measures to cope with climate change. Under Decree No. 06/2022/ND-CP of the Government on GHG emission reduction and Ozone layer protection, which came into effect on January 07, 2022 (“Decree 06/2022”), GHG-emitting facilities, including our manufacturing facilities, which reach statutory GHG emission thresholds shall conduct an inventory of its GHG emissions and report it to the relevant competent authorities. According to Decree 06/2022, between 2021 to 2025, it is not mandatory to reduce GHG emissions; and from 2026 to 2030, GHG-emitting facilities must conduct an inventory of its GHG emissions, and develop and implement a GHG emission reduction plan according to the allocated GHG emission quota. The exchange, purchase and sale of emission quotas and carbon credits on the domestic carbon market are permitted. As an electric vehicle manufacturer devoted exclusively to producing zero-emission vehicles, we will benefit from these regulations and will be able to sell our carbon credits to other manufacturers in the domestic carbon market.

Incentives

Special Consumption Tax

To stimulate demand for electric vehicle production, a number of preferential tax policies for electric vehicles have been adopted by the National Assembly under Law No. 03/2022/QH15 dated January 11, 2022 (which took effect on March 1, 2022), including a special consumption tax exemption and reduction. Under such tax policies, battery-powered electric vehicles with nine seats or less will be subject to a special consumption tax rate of 3% from March 1, 2022 to the end of February 28, 2027, and 11% from March 1, 2027 onwards. In comparison, the special consumption tax on ICE vehicles with nine seats or less ranges from 35% to 150%, depending on cylinder capacity.

Registration Fee

Customers buying vehicles in Vietnam must pay a registration fee to the tax authority before they may register ownership of and utilize the vehicle. According to Decree No. 10/2022/ND-CP dated January 15, 2022 (which took effect on March 1, 2022), new battery-powered electric vehicles are subject to a first-time registration fee of 0% for 3 years, starting from March 1, 2022. In the following two years (March 2025 to March 2027), the applicable registration fee will be 50% of that of petrol and diesel cars with the same number of seats. The first-time registration fee rate on ICE vehicles is between 10% to 15%, subject to the discretion of the provincial/ municipal People’s Council. Used electric vehicles which are being registered for the second time under a new owner’s name will be subject to a registration fee of 2%, similar to the rate applicable to ICE vehicles.

Corporate Income Tax (“CIT”) and Land Rental

In the Dinh Vu-Cat Hai economic zone, we enjoy attractive tax incentive schemes designed to encourage long-term industry growth in Hai Phong, a province which the Vietnamese government has designated as an industrial manufacturing and import-export hub. The Vietnamese government currently allows investment projects in economic zones to enjoy a favorable CIT of 10% for 15 years, commencing from the first year in which a company generates income (as compared to the general corporate income tax rate of 20%), and CIT exemption for the first four years, commencing from the first year in which our company generates taxable income, and a 50% reduction on the applicable CIT rate for the following nine years.

According to the new Decree No. 08/2022/ND-CP dated January 10, 2022, manufacturers of vehicles consuming electricity or renewable energy, vehicles with low fuel consumption, or vehicles with low or no emissions will benefit from a CIT of 10%. Official guidance from the tax authorities to provide further clarification on this decree is pending.

In addition, the Vietnamese government issued Decree No. 91/2022/ND-CP (“Decree 91”) dated October 30, 2022 which amended and supplemented Decree No. 126/2020/ND-CP relating to laws on tax administration, including an adjustment on the temporary CIT payment rate. Under Decree 91, the total CIT temporarily paid is increased to four quarters, from the previous three quarters, and cannot be less than 80% of the amount of CIT payable in the final settlement years, compared to the previous threshold of 75%. Late payments of CIT are subject to interest accruing from the date the due date to the date immediately preceding the payment of the outstanding CIT amount.

The Vietnamese government also provides incentives in the form of exemptions from land rental fees for a period of 19 years. In particular, our company was exempted from paying land rental for a total of 22 years, including an exemption of three years during the construction of its manufacturing facility.

Data Privacy

Regulations regarding personal data protection are enumerated in a number of distinct regulatory frameworks, including Vietnam’s Constitution, Vietnam’s Civil Code 2015, the Law on Electronic Transactions No. 51/2005/QH11, the Law on Information Technology No. 67/2006/QH11, the Law on Protection of Consumers’ Rights No. 59/2010/QH12, the Law on Cybersecurity No. 24/2018/QH14, the Law on Cyber Information Security No. 86/2015/QH13 and the Law on Access to Information No. 104/2016/QH13 and their respective implementing regulations.

On April 17, 2023, Decree 13/2023/ND-CP on Personal Data Protection (“PDPD”) was officially issued. The PDPD is the first regulation to provide a comprehensive privacy legal framework in Vietnam. It regulates, among other things, the processing of personal data, personal data protection measures, the Personal Data Protection Commission, the handling of personal data breaches and the responsibility of relevant agencies, organizations and individuals. The PDPD will come into effect on July 1, 2023 but small and medium-sized businesses will have the benefit of a two-year grace period.

The PDPD, which mirrors the EU’s General Data Protection Regulation (EU) 2016/679 (the “GDPR”) in a number of respects, imposes a number of new requirements on organizations and individuals that are engaged in or associated with personal data processing activities in Vietnam. Some notable provisions include:

•	extraterritorial scope of application – the PDPD will apply to both domestic and foreign entities directly engaged in and/or related to processing of personal data in Vietnam.

•

broad definition of personal data and data processing – the PDPD divides personal data into two categories: “basic personal data” and “sensitive personal data.” The list of sensitive personal data is extensive and not exhaustive.

•	new requirements for valid consent, the processing of sensitive personal data, and international data transfer. No specific data localization mandate was imposed.

•	obligation to implement diverse managerial and technical measures to protect personal data, including an impact assessment on personal data protection.

•	strict deadline to respond to data subjects’ data privacy-related requests within 72 hours.

United States

Licensing

While distribution laws vary from state to state, a distribution entity is generally required in order to distribute automobiles in the U.S. The distribution entity may be a subsidiary or affiliate of an OEM. The dealer must be licensed by the state in which vehicles are sold and be physically present in that state. To obtain a dealer license, a new vehicle dealer must have an agreement with an OEM or the distributors of the vehicles they will sell. Other common dealership requirements include surety bonds, physical requirements for dealership locations (office space, display space, signage, etc.), completion of educational courses by dealer employees, fingerprints and background checks for dealer leadership, and insurance requirements. Dealership requirements are set by state agencies (typically state Departments of Motor Vehicles (“DMV”)) so requirements vary depending on the dealership location. In California, the distribution entity needs to obtain a California distributor’s license from the California DMV to distribute new vehicles.

In addition to a distribution entity, a dealership entity is also generally required to be set up. This new dealership entity must obtain a dealer’s license from the California DMV for an initial dealership location to sell vehicles in California. Each subsequent dealership location in California will need its own branch dealership license from the California DMV. To obtain the dealership license, the location must be inspected by a California DMV inspector and it must meet certain requirements and be properly zoned for automotive sales. In California, it is dealership entities that open vehicle showrooms.

Additional local licensing requirements may apply depending on the location of the dealership, including environmental permits related to the disposal of waste products and tires. Different local municipalities will have different requirements for the types of licenses needed to operate a sales and service location.

Nonetheless, a dealer entity will typically require:

•

business permit for automotive sales and services – if the location is not in an area zoned for the sale and service of automobiles, the dealer would need to petition the local authorities for special zoning permission;

•	environmental permits;

•	seller permit – a state sales tax certificate relating to the collection and payment of sales tax;

•	building location permits – depends on the location of the dealer and type of lease;

•

salesperson license – salespersons may be required to pass a background check and apply for a license with a state agency, with requirements varying by state. In California, any employee of a dealer that sells vehicles or vehicle contracts or supervises vehicle sales or contracts, must be licensed;

•	US Environmental Protection Agency range testing;

•	Insurance Institute for Highway Safety crash testing and rating of vehicle safety performance;

•	registered fictitious business name if operating under a name other than the registered legal entity name; and

•	public display of the licenses of the vehicle salespersons and dealers in the showrooms.

Emissions

The EPA and the CARB have comprehensive regulations for passenger vehicles and light duty trucks that apply throughout the full useful life of the vehicle. Since the 1970s, the EPA has established mandatory emissions standards for ‘criteria pollutants’ (e.g., NOx, PM, CO, and HC) that have become progressively more stringent. Since the 1980s, the NHTSA has enforced fleet-wide standards for fuel economy. More recently, the EPA and CARB started to regulate GHG through progressively more rigorous mandatory fleet-wide standards. In addition, California has established a zero emissions vehicle program requiring manufacturers’ annual sales to include a certain fraction of electric or hybrid vehicles. Both the EPA and CARB have warranty requirements for emission-related components and require reporting and potential penalties or recalls for emission-related defects.

Pursuant to the Clean Air Act, emissions certifications are granted by the EPA on an annual basis for all vehicles sold in a given model year. The State of California has developed its own separate emissions certification and enforcement program for new vehicles sold in the state of California, which requires the submission of a separate application and test results for vehicles sold in California. In recent years, a number of states have adopted the California certification program pursuant to Section 177 of the Clean Air Act (“Section 177 States”), which has historically imposed more stringent emissions standards for certain pollutants. New automobiles can only be sold in the U.S. after the receipt of a Certificate of Conformity from the EPA, or, in California or a Section 177 State after receiving approving executive orders from CARB.

While electric vehicles are arguably not required to comply with the Clean Air Act because they do not produce exhaust emissions, by subjecting their vehicles to EPA scrutiny and standards, electric vehicle manufacturers may generate federal GHG emissions credits, which are available to foreign or domestic vehicle manufacturers who over-comply with federal GHG emission standards. Such credits may be sold to other manufacturers. California and the Section 177 States have additional programs under which manufacturers may generate credits for selling and distributing ZEVs, BEVs, FCEVs and PHEVs based on battery capacity, including electric vehicles and vehicles that over-comply with the California emissions standards. Manufacturers who produce more ZEV credits than they are required to hold under the ZEV mandate may bank or sell their excess credits to other manufacturers for a profit through private negotiations.

Under the California and Section 177 States credit program, foreign and domestic vehicle manufacturers may also receive GHG credits for meeting more stringent GHG emissions standards for their vehicles sold and distributed in California or a Section 177 State. Manufacturers with excess California and Section 177 States credits may sell them to other manufacturers for a profit through private negotiations. State GHG emissions credits retain their value for up to five model years going forward, and may be used to cover a credit deficit or noncompliance up to five years prior.

If any emission-related defects are found in twenty-five or more vehicles of the same model year, the manufacturer must notify the EPA within fifteen working days. A manufacturer may decide to conduct a voluntary recall, or the EPA may require a recall, to address the emission-related defect. California has its own emissions defect reporting and recall requirements, which are similar to the federal provisions. The CARB requires manufacturers to file emission warranty information reports when warranty claims for an emission-related part reach 25% of the vehicles in an engine family or 1% of the vehicles in a test group during a quarter. If the warranty claims rate reaches higher targets, additional reporting is required, including field information reports and emissions information reports.

Labeling and Advertisements

Once a vehicle is certified as meeting all applicable federal motor vehicle safety standards (“FMVSS”), a certification label affirming compliance with FMVSS standards is applied to the vehicle.

In addition to the certification label, a number of other labeling requirements may apply to vehicles or replacement parts, including:

•	Proposition 65, California’s “right-to-know” chemical warning law – mandates certain warnings for products that are known to cause exposure to certain listed hazardous chemicals;

•	NHTSA New Car Assessment Program Rating requirement – requires new vehicles to display a label indicating its safety rating based on NHTSA testing or that the rating is not yet available;

•

Country of origin – new vehicles must be labeled with information about the country of origin of the vehicle parts, the final assembly point for the vehicle and the country of origin for the engine and transmission;

•	Pricing label – shows pricing information and other information known as a “Monroney label;”

•	Fuel economy label – indicates the vehicle’s fuel economy and greenhouse gas emission performance;

•

Theft prevention labels – certain vehicle parts and replacement parts, such as the engine, fender, door and bumper, must be labeled with the vehicle’s VIN in order to facilitate tracing and recovery of stolen parts, subject to certain exemption; and

•	Airbag warning – the NHTSA crash protection standard, FMVSS 208, includes requirements for sun visor and dashboard labels warning of the dangers of airbags for child occupants.

In the U.S., advertising and promotional activities are regulated at both the state and federal level. At the state level, state attorneys general enforce requirements such as “truth in advertising” and other consumer protection provisions. At the federal level, the Federal Trade Commission (“FTC”) enforces standards aimed at preventing fraud, deception and unfair business practices. The FTC Act prohibits unfair or deceptive advertising, and requires that advertising be truthful and claims be substantiated.

Incentives

There are incentives targeted at encouraging investments in the U.S. EV market, including federal incentives for the production of alternative fuel vehicles or investments in the infrastructure to support such production. For example, pursuant to the IRA, the Advanced Manufacturing Production Credit (45X) is available to EV manufacturers that manufacture EV components, such as battery cells and modules, and process certain critical minerals in North America. The amount of the tax credit varies based on the eligible component produced and sold and is calculated on a per component basis. Further, under the IRA, automakers are no longer subject to a cap of 200,000 tax credits but must comply with several additional eligibility requirements, including conducting final assemblies of vehicles in North America, a cap on vehicle MSRP and restrictions on the country of origin of battery components. Meanwhile, under the IRA, the 45W tax credit extends to our U.S. financing partners a clean vehicle credit of up to $7,500 that our partners can use to reduce the lease price of VinFast vehicles offered to customers and thereby indirectly benefit such customers.

The IRA provides tax credits in connection with the purchase of certain EVs through 2032. However, in order for the purchase of an EV to qualify for such credits, the EV must satisfy certain requirements, including, among others, that a specified percentage of the value of the battery components in the EV be manufactured or assembled in North America, the final assembly of the vehicle be conducted in North America, the retail price of the vehicle not exceed a specified threshold which varies by vehicle type and eligible taxpayers must have incomes below certain thresholds. Our EVs currently produced in Vietnam for export to the U.S. are not qualified for the tax credits under the IRA. In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in North Carolina. Commissioning of the facility is targeted for 2025. Once this facility commences operations and final assembly of our EVs, our customers in the U.S. may be able to be entitled to this tax credit, subject to, among other things, their income eligibility as well as our ability to meet requirements on battery components and critical minerals.

In some cases, state and local governments may provide additional incentives.

For example, in California, rebates are available at the state and county levels for consumers who purchase (or in some cases, lease) qualifying zero emission vehicles, including electric vehicles. Under the state-run Clean Vehicle Rebate Project, qualifying consumers may receive up to $2,000 or more (depending on their household income) for purchasing or leasing a plug-in electric vehicle. VinFast has successfully applied to CARB to have the VF 8 listed as an eligible vehicle effective through at least 2023. Similar state programs exist in other states, such as New York, Maryland, Oregon and Colorado, though there may be some limitations on vehicle price.

Environmental

The following requirements for environmental permitting apply to companies engaged in manufacturing or other industrial activities in the U.S.:

•	air permits for stationary sources of air pollutants under the Clean Air Act or state/local air permitting regulations;

•	wastewater treatment permits for wastewater discharges from industrial facilities under the Clean Water Act or state/local water permitting regulations; and

•	waste disposal permits for any hazardous wastes under the Resource Conservation and Recovery Act or state/local hazardous waste disposal regulations.

Data Privacy

U.S. data privacy law is a mix of national, state and local privacy laws and regulations, and there is no comprehensive national privacy law in the U.S. The U.S. does however have privacy and data security laws at the federal level that are sector-specific, as well as privacy laws at the state (and local) level. Federal privacy laws and regulations generally apply to financial institutions, telecommunications companies, credit reporting agencies and healthcare providers, as well as to driving records, children’s privacy, email marketing and telemarketing. The Federal Trade Commission may bring enforcement actions against companies that engage in the collection, use or other processing of personal data that constitutes unfair or deceptive trade practices, or that violates a company’s privacy policies. Additionally, laws, regulations and standards covering marketing and advertising activities conducted by telephone, email, mobile devices and the Internet, may be applicable to businesses.

Several U.S. states also have privacy and data security laws and regulations that are more restrictive than the federal sector-specific laws. Generally, each state’s laws apply to personal data about residents of that state or activities that occur within that state. For instance, California has a number of state privacy and data security laws, including the California Consumer Privacy Act, which imposes restrictions on the collection, use and disclosure of personal data, and which has been further amended through the California Consumer Privacy Rights Act.

European Union

Licensing

There are no harmonized rules under EU law stipulating any general requirements for starting business operations in Europe, such as general business or trading licenses, registrations or approvals. Where a company starts business activities in Germany this will trigger the obligation to make a general business registration with the competent local authority by means of a trade registration (Gewerbeanmeldung) as per the requirements set out under the German Trade Regulation (Gewerbeordnung). This registration requirement generally applies to any kind of business operations conducted in Germany (i.e., including, but not limited to, automotive-related businesses). The German Trade Regulation is neither a permit nor a license, but just a registration.

There are no registration requirements or trading license requirements to do business in France. However, each company in France must register with the French Commercial trade register.

There is no general trade registration or trading license requirements for doing business in Netherlands. However, each company in the Netherlands must register with the Dutch trade register. Technically speaking there is no legal requirement, but in practice “acknowledgements” from the National Vehicle and Driving License Registration Authority (“RDW”) are required for adequately selling vehicles.

Distribution

The legal rules governing commercial agency relationships (agents who promote sales in the name of and on behalf of the principal) are to some extent harmonized under the European Commercial Agency Directive (86/653/EEC) (“CAD”). The CAD governs various aspects of the commercial agency relationship, including commission claims, minimum notice periods, compensation or indemnity claims upon termination of the agency contract and post-contractual non-compete obligations. The CAD is an EU Directive and as such, is not directly applicable in the EU Member States but needs to be transposed into the laws of each EU Member State. Individual national laws may provide for additional rules and national interpretations of the CAD.

The distribution of new vehicles is generally regulated via Art. 101 and 102 of the Treaty of the Functioning of the European Union (“TFEU”), the respective Block Exemption Regulations (EU Regulation 2022/720 of May 10, 2022 on the application of Article 101(3) of the TFEU to categories of vertical agreements and concerted practices and Regulation n°461/2010 relative to after sales activities). Under the Block Exemption Regulations, OEMs and principals must not prevent members of a selective distribution system from selling spare parts to independent repairers, except if the said spare parts are bought for the purpose of resale, prevent a supplier of spare parts from selling its goods to operators outside the network or to end users, or prevent a supplier of components from placing its trademark or logo on a component supplied for the initial assembly of a motor vehicle.

Other than the Block Exemption Regulations, the rules governing distributorship relationships vary by EU member state. For example, in Germany, there are laws governing minimum notice periods for termination of a distributorship, indemnity claims upon termination and take back obligations for unsold vehicles. French distributorship laws and case laws also cover minimum notice periods and indemnity claims upon termination, though they do not impose a take back obligation for unsold vehicles. In the Netherlands, since there is no legal framework for a distributorship, there are no obligations when it comes to minimum notice periods for termination, indemnity claims upon termination and take back obligations for unsold vehicles. Directive 2000/53/EC provides specific regulatory requirements for the take-back of end-of-life vehicles, such as material coding, treatment obligation, collection system obligation, information and monitoring requirements. Directive 2006/66/EC provides regulatory requirements for batteries and accumulators, and respective end-of-life processes to be followed.

Type Approval and Emissions

In the EU, under Framework Regulation (EU) 2018/858, the placing on the market, registration or entry into service of vehicles, including systems, components and technical units, require type-approval. Type-approvals granted under the EU type-approval system are recognized throughout the EU. An EU type-approval will not expire so long as all relevant type-approval requirements are complied with.

Pursuant to Regulation (EU) 2019/631, a manufacturer must ensure that its average carbon dioxide emission does not exceed its set carbon dioxide emission targets for a fleet of newly registered vehicles. The carbon dioxide emission values are measured during the type-approval process to verify the carbon dioxide emission values declared by the manufacturer for a specific vehicle type. Based on the registrations made by a manufacturer in a given year, where the manufacturer’s average specific CO2 emissions exceed its specific emissions target, the EU Commission imposes an excess emissions premium of €95 per g CO2/kilometer of excess emission per newly registered vehicle. However, manufacturers responsible for fewer than 1,000 newly registered vehicles per year are generally exempted from meeting a specific emissions target.

Vehicles can only be made available on the market, registered or enter into service if they are accompanied by a valid certificate of conformity. The manufacturer must issue a certificate of conformity to accompany each vehicle manufactured. Further, the manufacturer must establish appropriate procedures that ensure that the series production of vehicles, systems and components conforms to the procedure required for the approved vehicle type.

As part of the type-approval process, manufacturers must also obtain an approval with respect to emissions (“ETA”). In order to obtain such approvals, the manufacturer must demonstrate compliance with specified limit values for regulated pollutants through test reports issued by an accredited technical service, such as the WLTP.

There are other regulatory regulations relevant for the automotive sector, particularly with regard to environmental protection and safety, which are harmonized at the EU level.

Incentives

Almost all EU Member States have adopted various measures to stimulate demand for BEVs, PHEVs and FCEVs.

For example, in Germany, consumers may receive up to €9,000 in environmental bonuses for the purchase and lease of certain new and used BEVs, PHEVs and FCEVs registered before December 31, 2022 that varies based on the vehicle purchase price, with the government of Germany to provide up to €6,000 and the remainder to come from the manufacturer. However, based on current government plans, government support will be gradually phased out between 2023 and 2024. Starting in 2023, all EV (and fuel-cell vehicles) up to a net list price (excluding special equipment) of €40,000 will receive €4,500 from public funds. For vehicles priced between €40,000 and €65,000, the state will subsidize up to €3,000 for new EV purchases, a decrease from the €5,000 in support from public funds prior to 2023. EVs priced over €65,000 and plug-in hybrids will no longer be subsidized. In addition, only private individuals are able to benefit from the scheme after September 1, 2023 – company cars and other vehicles used for commercial purposes will no longer be eligible. Further changes are planned for January 1, 2024, when the assessment limit for EVs will be set at a maximum net list price of €45,000, with the government to provide a subsidy of up to €3,000.

Newly registered BEVs are also exempt from vehicle taxes for a period of 10 years, with such program set to expire on December 31, 2030. If the vehicle changes hands within these 10 years, the new vehicle owner will also enjoy the tax exemption for the remaining period. Meanwhile, since July 1, 2020, electric company cars with a gross list price of up to €60,000 is only taxed at 0.25% of the gross list price. PHEVs and electric vehicles with a higher gross list price are subject to a tax of 0.5%. In comparison, the tax on private use company cars with combustion engines is 1.0% of the gross list price of the car. There are also no taxes on charging services for BEVs and PHEVs provided to employees on the employer’s premises until the end of 2030.

In the Netherlands, the subsidy scheme for private individuals’ electric passenger vehicles provides certain incentives for the purchase of electric passenger vehicles, even if the battery is leased. Consumers in the Netherlands can receive this subsidy in the following cases: (1) purchasing a new EV, (2) purchasing a used EV, (3) leasing a new EV or (4) leasing a used EV, and if the contract between the consumer and the seller is concluded in the same year as the consumer’s application of the subsidy. There is a yearly subsidy scheme budget in the Netherlands, in 2023, this budget is €67,000,000 for newly purchased/leased EVs and €32,400,000 for purchased/leased used EVs. A consumer in the Netherlands can obtain a subsidy in the amount of €2,950 when purchasing or leasing a new EV with a value between € 12,000 and € 45,000. When a consumer purchases or leases a used EV within the aforementioned value range (the value considered is the value when the EV was sold when it was new, so the original new value) then the consumer can apply for a subsidy of € 2.000. The subsidy will be gradually phased out until 2025. Meanwhile, under the Private Motor Vehicle and Motorcycle Tax (“BPM”) Act, tax benefits are determined based on carbon dioxide emissions. For fully electric cars, no BPM tax is payable. Such tax benefits are available until 2024.

In France, EV purchasers are eligible to receive ecological bonuses ranging from €1,000 to €7,000, depending on the purchase price of the vehicle and the consumer type. Such amount is subject to change annually. In addition to the ecological bonuses, consumers may be eligible for a conversion bonus of up to €5,000, an additional bonus of up to €1,000 or incentives for vehicle scrappage, subject to the satisfaction of certain conditions. Starting in 2023, pursuant to Decree No. 2022-1761 issued on December 30, 2022, certain of these conditions have been modified as follows:

•	the maximum amount of the ecological bonus applicable to private cars and light trucks for households with low income was increased to €7,000 (€5,000 for households with higher income);

•	the ecological bonus and the conversion bonus for private cars whose purchase price is higher than €47,000 or weighs heavier than 2.4 tons was abolished;

•

the number of ecological bonuses that can be granted to a natural person for the acquisition of a new private car, a van, or a two- or three-wheeled motor vehicle or motor quadricycle has been limited to a maximum of one ecological for every three years;

•	the conversion bonus and the retrofit bonus for high income households was abolished;

•

the maximum amount of the conversion bonus and the retrofit bonus applicable for the purchase or conversion of a passenger car or light truck for low income households that are considered “heavy drivers,” a person whose distance between his or her home and place of work is more than 30 kilometers or a person who drives more than 12,000 kilometers per year with his or her own vehicle due to professional reasons, was increased to €6,000; and

•	the conversion bonus for low income households was increased by €1,000 for low emission areas with an additional €2,000 if other local non-state subsidies are granted.

In addition, some member states of the EU offer state-funded vehicle scrappage schemes that provide financial incentives for the replacement of old vehicles with new vehicles.

There are also a number of government-funded research and development programs in the automotive industry within the EU. Many of these programs focus on projects related to electric mobility and autonomous driving.

Data Protection

GDPR

European data protection requirements are mainly based on the principle right of informational self-determination. The processing of personal data of EU data subjects is strictly regulated by the GDPR, which went into effect in May 2018. The GDPR aims to protect the privacy and personal data of individual and provides a set of rules and principles that organizations must follow when collecting, processing, and storing personal data, including requirements for obtaining consent, providing clear and concise privacy notices, and implementing appropriate data security measures. Connected cars collect and process a significant amount of personal data, such as location, driving behavior, and preferences.

Under the GDPR, the transfer of personal data to countries outside of the EU is subject to certain requirements to ensure that the data remains protected to the same level as it would be within the EU. These requirements are designed to safeguard the privacy and security of personal data, even when it is transferred to countries that may have different data protection laws and regulations. The current status of data transfers outside the EU is that they are subject to a higher level of scrutiny and additional requirements to ensure that personal data is adequately protected. Organizations must assess the laws and regulations of the destination country, use SCCs or other appropriate safeguards, and ensure that they have implemented appropriate data protection measures to safeguard personal data.

The European Data Protection Board (“EDPB”) adopted on January 28, 2020, is a guideline for processing personal data in connected vehicles and mobility-related applications. It further reiterated the rights of car owners as well as people that are associated with the car.

GDPR UK - BREXIT

Following the United Kingdom’s exit from the EU, the GDPR has been transposed into the national laws of the United Kingdom (the “UK GDPR”). The GDPR/UK GDPR applies to any operations in the EU and United Kingdom and any processing of the personal data of EU and United Kingdom data subjects, including customer and prospect data, employee data or data related to connected vehicles. The GDPR includes the seven principles of (i) lawfulness, fairness and transparency, (ii) purpose limitation, (iii) data minimization, (iv) accuracy, (v) storage limitation, (vi) integrity and confidentiality (security) and (vii) accountability. The GDPR/UK GDPR contains strict rules limiting, amongst others, the transfer of data from the European Economic Area and the United Kingdom, to countries in which a comparable level of protection cannot be ensured unless the parties to the transfer have established a legal basis for the transfer and implemented specific safeguards to protect the transferred personal data. Following the invalidation of the EU-U.S. Privacy Shield framework, the European Commission’s Standard Contractual Clauses (along with an international data transfer addendum to the European Commission’s Standard Contractual Clauses for UK international data transfers) and the United Kingdom International Data Transfer Agreement permit personal data transfers from the EU or the UK to other countries without having to first obtain a determination by the European Commission that such non-EU country has an adequate level of data protection in place such that the transfer is permitted without requiring additional data protection safeguards or measures. ePrivacy Directive and expected ePrivacy Regulation.

A variety of marketing techniques and practices, including email and social media marketing, online targeted advertising and cookie-based processing to sell products and services and to attract new consumers, are subject to various current and future data protection laws and obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or use data gathered with such tools.

In the EU and United Kingdom, marketing is defined broadly to include any promotional materials and the ePrivacy Directive sets forth rules on e-marketing. In the EU, the ePrivacy Directive is expected to be replaced by a new ePrivacy Regulation, the timing for implementation of this regulation remains uncertain. The current draft of the ePrivacy Regulation imposes additional opt-in e-marketing rules with limited exceptions for business-to-business communications within the EU and significantly increases the amount of fines to €10 million or 2% of the annual global revenues of the noncompliant company, whichever is greater. The UK has implemented the ePrivacy Directive into national law through the U.K. Privacy and Electronic Communications Regulation 2003. The enactment of the ePrivacy Regulation in the EU will have no bearings on the UK. Thus, following the enactment of the ePrivacy Regulation, companies may be subject to, and be required to comply with, a separate and additional legal regime with respect to ePrivacy, which may result in substantial costs and may necessitate changes to business practices.

Non-compliance

Companies subject to the GDPR or UK GDPR face increased compliance obligations and risks, including more robust regulatory enforcement of data protection requirements, an order prohibiting processing of EU or UK data subject personal data and administrative fines for noncompliance of up to €20 million, £17.5 million or 4% of the annual global revenues of the noncompliant company or group of companies, whichever is greater. Companies may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs and fees.

EU Data Act

The EU Data Act is a proposed regulation that aims to modernize and harmonize the EU’s legal framework for data protection and privacy. While the Data Act is still in the proposal stage and has not yet been passed into law, it could have a significant impact on the car industry in Europe if and when it is enacted. The Data Act is anticipated to be adopted by mid-2023. The current proposal contemplates a 12-month implementation period. One potential impact of the Data Act on the car industry is that it could increase the regulatory burden on car manufacturers and service providers that collect and process personal data from connected cars. The Data Act would require these organizations to comply with a range of new data protection and privacy requirements, including requirements for data minimization, purpose limitation, and data subject rights. This could increase compliance costs and create new challenges for organizations that are already grappling with complex data protection and privacy regulations.

Other EU Regulations Applicable to Manufacturers and Service Providers of Connected Cars

The Network and Information Security (“NIS”) (Directive 2016/1148), which replaces the NIS 2 Directive (Directive 2022/2555) and sets forth measures required to be implemented for a high common level of cyber security across the EU, has come into effect. EU member states must incorporate the provisions of the regulation into their national law by October 2024. The Radio Equipment Directive (“RED”) is an EU directive that sets out the requirements for safety and health protection, electromagnetic compatibility, and efficient use of radio spectrum for radio equipment. The RED applies to any organization that manufactures or imports radio equipment in the EU.

The Product Liability Directive is an EU directive that sets out the requirements for product liability. The Product Liability Directive applies to any organization that manufactures or imports products in the EU.

The Cybersecurity Act is an EU regulation that sets out the framework for the establishment of an EU-wide cybersecurity certification schemes. The Cybersecurity Act applies to any organization that manufactures or provides information technology and computer products and services in the EU.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Corporate History and Structure

Reorganization

To facilitate VinFast’s public listing, VinFast established its offshore holding structure through a series of transactions that resulted in VinFast Vietnam’s operations being reorganized under the Singapore-incorporated registrant, VinFast Auto Pte. Ltd. Prior to the Effective Time, VinFast will convert to a Singapore public limited company. Upon such conversion, it will be known as VinFast Auto Ltd.

Vingroup and VIG made initial equity capital contributions in cash in VinFast. VinFast acquired an aggregate 99.9% voting interest in VinFast Vietnam in January 2022 from its controlling shareholders, in consideration for cash equivalent to the initial equity capital contributions into VinFast as well as non-interest bearing promissory notes with an aggregate principal amount of approximately VND50.0 trillion (the “Share Acquisition P-Notes”) issued by VinFast to the controlling shareholders of VinFast Vietnam. As a result of these transactions, the former majority shareholders of VinFast Vietnam, being Vingroup and VIG, became the majority shareholders of VinFast and VinFast Vietnam became a subsidiary of VinFast. These transactions, which are described below, are referred to collectively as the “Reorganization.”

In June 2022, VIG assigned the Share Acquisition P-Note that it held, amounting to VND24.2 trillion ($1,025.4 million), to VinFast Vietnam to partially settle its payment obligations to VinFast pursuant to the ICE

Assets Disposal Agreements. In November 2022, VinFast’s payment obligations related to such assigned Share Acquisition P-Note were subsequently eliminated on a consolidated group basis when it completed the ICE Assets Disposal.

In December 2022, Vingroup assigned the Share Acquisition P-Note that it held, amounting to VND25.8 trillion ($1,092.5 million), to VinFast Vietnam in return for the issuance of dividend preference shares in VinFast Vietnam (the “Recapitalization”). The dividend preference shares entitle the holder to annual dividends of 0.01% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights.

As a result of the transactions described above, there were no payable amounts outstanding in respect of the Share Acquisition P-Notes on a consolidated basis as of December 31, 2022.

Phase-out of ICE Vehicle Production

VinFast was established in Vietnam in 2017 and commenced the production of ICE vehicles in 2019. VinFast’s operations prior to 2021 have focused primarily on the manufacture and sale of ICE vehicles and e-scooters. VinFast’s ICE vehicle models are: the Fadil (A-segment), the Lux A (E-segment), the Lux SA (E-segment SUV) and the President (E-segment SUV). Since commencing vehicle production in 2019, the majority of the approximately 105,000 vehicles that VinFast has delivered through the end of June 2023 has been ICE vehicles. VinFast sold approximately 24,200 ICE vehicles in 2020, approximately 35,600 in 2021 and approximately 16,800 in 2022. Three of VinFast’s ICE vehicle models, Fadil, Lux A 2.0 and Lux SA 2.0, ranked first in terms of total shipment volume in 2021, according to Frost & Sullivan.

VinFast fully phased-out production of ICE vehicles in early November 2022 in connection with its strategic decision to transform into an EV-only manufacturer. As part of this transformation into an EV-only manufacturer, in 2022, VinFast entered into a series of agreements with VIG (as amended, the “ICE Assets Disposal Agreements”) to transfer a portion of its assets used exclusively in the production of ICE vehicles (the “ICE Assets”) to VIG. These ICE assets disposal transactions are referred to as the “ICE Assets Disposal.” After the ICE Assets were legally transferred to VIG in June 2022, a portion of these assets was leased back until early November 2022, at which time VinFast fully phased out production of ICE vehicles and the ICE Assets Disposal was deemed to have been completed.

The ICE Assets that VinFast transferred to VIG comprise certain machinery, equipment, tooling and production lines that were used exclusively in the production of its ICE vehicles and that VinFast determined could not be retooled for EV production, as well as other technologies used in the production of its ICE vehicles. The consideration for the ICE Assets was VND28,999.0 billion ($1,228.8 million), inclusive of taxes, which was the amount agreed among the parties with reference to the estimated book value of the ICE Assets under Vietnamese accounting standards.

VIG settled a portion of the consideration for the ICE Assets Disposal amounting to VND24.2 trillion ($1,025.4 million) through the assignment of the Share Acquisition P-Note held by VIG to VinFast Vietnam and a payment of VND2.0 trillion ($84.7 million) to VinFast Vietnam in June 2022 and VND1.1 trillion ($46.6 million) through set-off against outstanding fixed rental fee receivables for the leased-back period from VinFast Vietnam. VinFast’s payment obligations related to the assigned Share Acquisition P-Note were subsequently eliminated when it completed the ICE Assets Disposal in early November 2022 at a net gain of VND13.6 trillion ($576.3 million), which was recognized as a deemed contribution arising from the ICE Assets Disposal. Accordingly, as of the date of this proxy statement/prospectus the amount of consideration for the ICE Assets Disposal which remains outstanding is approximately VND1.6 trillion ($67.8 million). This amount is required to be paid within 24 months from the completion of the transfer.

VIG has agreed that, in the event that VIG disposes of the ICE Assets to any independent third-party (by reference to ownership or management control) for cash (the terms and timing of which we do not control), it will reinvest in VinFast Vietnam any and all of the portion of net disposal proceeds that exceeds the amount of the cash payments that VIG has made and will make to VinFast Vietnam, as described above.

Notwithstanding the ICE Assets Disposal and the cessation of production of ICE vehicles in early November 2022, VinFast’s results of operations in 2022 and the three months ended March 31, 2023 include results of its ICE vehicle manufacturing business because it delivered ICE vehicles during such periods. VinFast retained all servicing, warranty and other obligations and liabilities related to ICE vehicles that it had produced and it retained all rights, obligations and liabilities under ICE vehicle-related supplier contracts that it is not able to novate to VIG, Vingroup or other parties outside of its Group.

VinFast has incurred and will incur additional costs associated with break fees or settlement costs related to its outstanding obligations under such contracts, which will be recorded in its consolidated statements of operations as compensation expenses.

VinFast has retained the balance of its ICE Assets that are not transferred to VIG, which comprise VinFast’s rights, interests and obligations under various license agreements with international car manufacturers related to licenses used in the production of its ICE vehicles.

Organizational Structure

The following chart summarizes our corporate structure setting forth our ownership interest and the country of incorporation for VinFast’s principal operating subsidiaries as of the date of this proxy statement/prospectus.

Notes:

(1)

The registrant is currently a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” Prior to the Effective Time, the registrant will convert to a Singapore public limited company. Upon such conversion, the registrant will be known as VinFast Auto Ltd.

(2)	Based on proportion of voting power held. The registrant owns 39.09% of this subsidiary’s total outstanding share capital, including non-voting preferred shares.

(3)

For the purpose of homogenizing ownership structure of the distribution companies, we are carrying out the necessary procedures to transfer shares of VinFast Germany GmbH to Vingroup Investment Vietnam JSC. The share transfer of VinFast Germany GmbH to Vingroup Investment Vietnam JSC is in process. After the transaction, VinFast will own VinFast Germany GmbH indirectly through Vingroup Investment Vietnam JSC.

VINFAST’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of VinFast’s financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Financial Data of VinFast” and the consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. VinFast’s actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, e-scooters and e-buses. Our initial EV product line is an all-new range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. Our VF 8 (D-segment) and VF 9 (E-segment) models are our first electric SUVs to be offered in North America and Europe. Since we introduced these models at the Los Angeles Auto Show in November 2021, they have been showcased at the International Electric Vehicle Symposium, Consumer Electronics Show, New York Auto Show, Paris Motor Show, Montreal Auto Show and Canadian International Auto Show. We currently offer two trims of the VF 8 and VF 9: Eco and Plus. The Eco trim offers a longer driving range than the Plus trim with standard features. The Plus trim offers higher horsepower and luxury features including a panoramic glass roof, leathered upholstery, a power-assisted tailgate and captain’s chairs for the second row. We began U.S. deliveries of the VF 8 in March 2023 from our initial U.S. shipment of 999 VF 8 “City Edition” vehicles in both Eco and Plus trims. The “City Edition” was our first version of the VF 8 to go through the relevant testing and approval processes in the U.S. and therefore completed those processes and was available for delivery sooner than the VF 8 (87.7 kWh battery). We offered a $3,000 discount on the VF 8 “City Edition” to select customers who had made reservations for the VF 8 in the U.S. The “City Edition” is also available on a 24-month or 36-month lease basis for California residents only. Customers were given the option to receive the “City Edition” at the discounted price or maintain their existing reservation for the VF 8 (87.7 kWh battery). We have no plans for future offerings of the VF 8 “City Edition” in North America or Europe but will continue to offer this VF 8 “standard driving range” option in Vietnam. In April 2023, we dispatched a shipment of approximately 1,900 VF 8 (87.7 kWh battery) that use battery components that result in a longer driving range than the VF 8 “City Edition, and plan to deliver the VF 8 vehicles from this shipment to North American customers in the second half of 2023. Deliveries in Europe are expected to begin in the second half of 2023. We plan to deliver the VF 9 in North America in 2023 and in Europe in 2024. As of June 30, 2023, we had approximately 20,000 reservations for the VF 8 and VF 9 globally (of which approximately 10,000 reservations are in the U.S.).

We commenced delivery of the VF 9 and VF 5 in Vietnam in early 2023. The VF 9 is a sophisticated E-segment electric SUV featuring three rows of seats for the Vietnam, North America and European markets. The VF 5 is our A-segment electric SUV for the Vietnam market that offers dynamic youthful styling, targeting first-time, budget conscious buyers. We received approximately 3,300 reservations in the first nine hours of introducing the VF 5 in Vietnam in December 2022.

At the 2023 CES, we unveiled our forthcoming VF 6 and VF 7 models. The VF 6 is our B-segment electric SUV for the family-oriented driver. The VF 7 is our driver centric C-segment electric SUV, accentuated by its futuristic styling. First deliveries of the VF 6 and VF 7 are targeted for 2023. In June 2023, we introduced our forthcoming VF 3, which is a mini car specifically designed for the Vietnam market. The VF 3 is planned to feature a 2-door design and seating for up to five people, with integrated basic smart features. We plan to offer the VF 3 in Eco and Plus trims. We target to open pre-orders for the VF 3 in the third quarter of 2023 and commence deliveries in late 2024. See “Risk Factors—Risks Related to VinFast’s Business and Industry—

VinFast’s long-term results depend upon its ability to successfully introduce and market new products and services, which may expose VinFast to new and increased challenges and risks.”

Key Factors Affecting Our Results of Operations

The key factors that have affected and that we expect will continue to affect our results of operations as we strive to develop a comprehensive full-scale Smart Mobility platform comprising electric vehicles, e-scooters and e-buses are set out below. The growth and future success of our business will depend on many factors beyond those discussed below, including those in the section of this proxy statement/prospectus titled “Risk Factors.”

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Ability to Develop and Launch New Offerings. Our growth is dependent on our ability to achieve our vehicle delivery targets, including an ability to attract orders from customers, most of whom will be purchasing a VinFast vehicle for the first time. We were able to start the production of our initial line of ICE vehicles within 21 months from our inception. In order to successfully grow our EV production and sales, we must continue to design and produce new and quality EV models that are safe, reliable and incorporate new EV technologies and advanced technological capabilities, such as ADAS and smart infotainment. Our future success will also depend on our ability to further develop and leverage our technology platform through research and development by us, our Vingroup affiliates and our other partnerships in order to deliver driver-friendly applications in our vehicles and ecosystem. It is critical for us to successfully manage production ramp-up and quality control so as to deliver vehicles to customers in adequate volume and quality.

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Ability to Execute Effective Marketing. The growth of our orders will largely depend on our ability to execute effective marketing initiatives, which in turn depends on prospective customers’ perception of our brand. We plan to raise brand awareness with a significant social media presence, and through traditional advertisements and in-person showrooms that drive customer engagement. Effective marketing can help amplify our efforts in boosting vehicle sales with efficient costs. Our ability to expand our sales network across the globe, price our EVs competitively and adjust our prices effectively are also essential for us in attracting customer orders. We review our pricing strategies and customer incentives based on various factors, including demand for our vehicles. As part of our competitive sales policy, we offer customers the ability to reserve a vehicle by placing a small reservation fee, while offering a free cancelation and full refund policy, which encourages customers to submit orders. In addition, our battery subscription program, where available, is intended to supplement our primary model of outright sale of the full chassis and battery and to provide an alternative that makes our EVs accessible at a lower, more inclusive up-front price point. However, we currently expect our sales in markets outside of Vietnam to be for EVs with batteries included.

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Ability to Maintain and Improve Operating Efficiency. Our results of operations are affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. We might benefit from certain competitive advantages by locating our manufacturing facility in Vietnam, which has favorable export treaties under several free trade agreements that allow us to export EVs with minimal duties. We also exercise direct control over production costs, time to market and product quality at our manufacturing facility. By scaling our business and increasing our sales volumes while controlling our costs, we can improve our margins and achieve profitability as our business matures.

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Ability to Control Production, Distribution and Construction Costs. Our profitability significantly depends on our ability to control our costs of sales, mainly comprised of cost of vehicles sold, which is affected by fluctuations in raw material prices, labor costs, foreign exchange rates and energy costs. As we expand outside of Vietnam, we will also incur significant capital expenditure to fund the expansion of our sales and distribution infrastructure, including the opening of new direct stores across major markets, the construction of a new manufacturing facility in the U.S., and global marketing campaigns to market our products and enhance our brand reputation. To keep pace with ever evolving technologies and maintain the competitiveness of our products, we expect to incur R&D expenses in the near term to conduct research on and continue developing our ADAS technology, smart services and other EV technologies in addition to improving and upgrading our existing vehicles and developing new models, including e-buses, e-motorcycles and e-bicycles.

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Ability to Develop and Manage a Resilient Supply Chain. Our ability to manufacture vehicles and develop future solutions is dependent on the continued supply of input materials, including metals, battery cells and semiconductors. Fluctuations in the cost of materials, supply interruptions, or material shortages could materially impact our business. We have experienced and may continue to experience cost fluctuations or disruptions in supply of input materials that could impact our financial performance. For example, the recent global semiconductor supply shortage is having wide-ranging effects across the automotive industry, and has impacted our operations and financial performance, along with those of many automotive suppliers and manufacturers that incorporate semiconductors into their products.

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Recently, the COVID-19 pandemic and conflict between Russia and Ukraine have caused supply chain disruptions and challenges for many companies. For example, following the launch of a military action in Ukraine by Russia in February 2022, commodity prices, including the price of oil, gas, nickel, copper and aluminum, increased. Our result of operations have not been materially impacted by either COVID-19-related supply chain constraints or the Russia-Ukraine conflict for a number of reasons. During this time period, we have focused more on internal EV development activities. In addition, in the past, including prior to the emergence of, and during, these challenges, we have adhered to the following supply chain management practices: (i) providing extended material planning forecasts, typically for the next 18 to 24 months, to suppliers to help ensure sufficient inventory, (ii) applying extended firm order periods when working with key components and commodities suppliers to ensure these suppliers have confidence to allocate inventory to us and adequately manage their own supply chain requirements, (iii) maintaining a high frequency supply cadence through weekly shipments in order to keep our supply chains “active”, (iv) assisting suppliers who may be facing raw material constraints (e.g., semiconductor chips, steel and aluminum) in supplementing their procurement and supply activities, and (v) conducting cost-benefit analyses for any proposed mitigation measures to evaluate the potential net impact and minimize any material risks to the Company.

Key Components of Results of Operations

Revenues

We generate revenues from (i) sales of vehicles, (ii) sales of merchandise, (iii) sales of spare parts and components, (iv) rendering of services and (v) leasing activities. In 2021, 2022 and the three months ended March 31, 2023, substantially all of our revenue was generated from our operations in Vietnam.

Sales of vehicles. We began generating revenue from the sale of EVs in December 2021 when we began delivering our first EV model, the VF e34. We have also generated revenue from the sale of e-buses in 2021. The majority of our EV sales in 2022 and the three months ended March 31, 2023 has been sales of VF e34 and VF 8 vehicles in Vietnam.

We have generated revenues from the sale of e-scooters since 2018 and from sales of ICE vehicles since 2019. Notwithstanding our cessation of ICE vehicle production in 2022, our results of operations for 2022 and the three months ended March 31, 2023 include, and our results of operations for 2023 will continue to include the results of our ICE vehicle manufacturing business because, while we ceased production of ICE vehicles in November 2022, we recognize revenue for each ICE vehicle at the time that it is delivered to the customer. For more information, see “VinFast’s Business—Corporate History and Structure—Phase-out of ICE Vehicle Production.”

Our affiliate, Vinhomes, from time to time provides vouchers to Vinhomes’ new customers which may be used towards payment for the purchase of our vehicles as part of certain co-marketing programs that we conduct exclusively in Vietnam. The VinFast vouchers have a face value ranging from VND10 million to VND200 million. When a vehicle is sold and a voucher is applied, we recognize revenue from the sale (including the value of the voucher) and receive a payment from the customer equivalent to the selling price of the vehicle, minus the value of the voucher. Until the time that a voucher is used or expires, it is recorded as a short-term payable to a related party. As of March 31, 2023, we had VND3,873.2 billion ($164.1 million) in short-term payables to a related party relating to unredeemed vouchers. If vouchers expire without being used, certain co-marketing programs require us to repay the remaining advance corresponding to the unused vouchers to our affiliate, while under other co-marketing programs voucher payments are non-refundable, in which case we recognize other income in respect of the unused and expired voucher. In 2021, 2022 and the three months ended March 31, 2023, we had VND197.8 billion, VND48.0 billion ($2.0 million) and VND19.8 billion ($0.8 million), respectively, of other income from unused and expired vouchers that were nonrefundable as most vouchers were used to pay for the purchase of our vehicles.

Sales of merchandise. Revenues from our automobile trading business, whereby we purchased new and used automobiles manufactured by third parties as inventory and resold as a distributor, as well as smartphones. While we expect to continue generating revenue from the sale of used automobiles, we ceased the sale of new automobiles manufactured by third parties in the first quarter of 2021 and the sale of smartphones in fourth quarter of 2021.

Sales of spare parts and components. Revenues from sales of spare parts and components consist of revenue from sales of automobile spare parts and components to other car distributors and end customers, revenue from sales of battery packs installed in our EVs sold in Vietnam and revenue from sales of battery components to VinES. In the first quarter of 2022, we sold all of the battery packs installed in our EVs to VinES, who in turn leased the batteries to the VF e34 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam. We also ceased the sales of battery components to VinES in the beginning of 2023.

Rendering of services. We generate revenue from providing after-sales services to end customers and other services, including maintenance services for the ICE vehicles and EVs that we manufacture and sell.

Leasing activities. We generate revenue from leasing activities, comprising revenue from the leasing of automobiles and e-scooters to our customers and fees generated from the leasing of e-scooter and EV batteries. For our automobile and e-scooter rental program, we charge customers a fixed daily or monthly fee, which varies by the type of vehicle rented. Under our battery subscription program, we receive either a fixed monthly subscription fee for unlimited mileages or a variable monthly subscription fee based on the number of miles that the customer drives.

We also generate revenue from leasing portions of our manufacturing park to captive suppliers that produce vehicle components or parts for our vehicles manufactured on-site. We entered into operating leases with such suppliers which are required to pay three months’ rent upfront as well as a deposit equal to three months’ rent that is maintained throughout the term. We do not expect to generate any revenue from leasing activities following completion of the project transfer to VHIZ JSC as discussed in “Certain Relationships and Related Party Transactions.”

Cost of Sales

Our cost of sales comprises costs of (i) vehicles sold, (ii) merchandise sold, (iii) spare parts and components sold, (iv) rendering services and (v) leasing activities.

Cost of vehicles sold. Cost of vehicles sold consists of costs of purchasing direct parts and materials, labor costs processing fees related to labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistical costs, reserves for estimated warranty expenses and other production-related expenses. Cost of vehicles sold also includes material price adjustments, compensation due to volume shortfalls, which is compensation for purchasing below our agreed commitment volume, charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value (“NRV”) and reserves for obsolete inventories.

Cost of merchandise sold. Cost of merchandise sold consists of costs of acquiring used automobiles and smartphones that we subsequently resell, including transportation costs (inbound cost), and reserves for estimated warranty expenses. Cost of merchandise sold also includes charges to write-down the carrying value of the inventory when it exceeds its estimated NRV and reserves for obsolete inventories.

Cost of spare parts and components sold. Cost of spare parts and components consists of costs of purchasing spare parts that we subsequently resell to customers, and related goods, including transportation costs (inbound cost). It also includes the cost of the battery components sold to VinES and the battery packs installed in our VF e34 vehicles sold in Vietnam which were sold to VinES. VinES in turn leased the batteries to VF e34 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam.

Cost of rendering services. Cost of rendering services consists of materials and labor costs related to maintenance and other services that we provide, charging station costs and the depreciation expenses of the assets used in providing these services.

Cost of leasing activities. Cost of leasing activities consists of the depreciation cost of operating leased assets, including vehicles, e-scooters, batteries and facilities, such as manufacturing parks and cost associated with sales-type lease batteries. As we have completed the transfer of the Transfer Assets (as defined therein) to VHIZ JSC, we do not expect to generate significant costs from the leasing of manufacturing parks in the future. For more information, see “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

Operating Expenses

Our operating expenses consist of (i) research and development costs, (ii) selling and distribution costs, (iii) administrative expenses, (iv) compensation expenses and (v) net other operating (expenses)/income.

Research and development costs. Research and development, or R&D, costs primarily consist of charges for R&D and consulting work performed by third parties; salaries, bonuses and benefits for employees engaged in research, design and development activities; license expenses related to intellectual property for designing and developing cars; and allocated costs, including depreciation and amortization costs and utility fees.

Selling and distribution costs. Selling and distribution costs consist primarily of labor costs for marketing personnel, marketing and advertising expenses, warehouse and showroom rental fees, transportation fees and salaries and other expenses related to sales and marketing personnel, as well as extended warranty expenses for ICE vehicles sold from 2019 up to December 31, 2021. Advertising expenses consist primarily of the cost of our promotional and product marketing activities.

Administrative expenses. Administrative expenses consist primarily of wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions, such as rental fees, transportation fees and internet, phone and electricity fees; technology-related fees, including software subscription and license fees; depreciation and amortization of fixed assets used for administration purpose, such as our office building and office equipment; and expenses for external services such as consulting services. Administrative expenses also consist of impairment charges relating to leased-out battery activities under the automotive and e-scooter segments where the carrying value of certain long-lived assets may not be recoverable based on impairment testing.

Compensation expenses. Compensation expenses mainly consist of compensation costs incurred from early termination of contracts with suppliers in connection with the phase-out of our ICE business. We finalized the compensation amount with most of our suppliers and are in the process of negotiating with a few remaining suppliers. For more information, see “VinFast’s Business—Corporate History and Structure—Phase-out of ICE Vehicle Production.” We also incur compensation expenses for the early termination of showroom leasing contracts with lessors and for the cessation of production of certain e-scooter models.

Net other operating (expenses)/income. Net other operating expenses consist primarily of gains and losses on disposals of assets, break fees paid to suppliers and other third parties and net foreign exchange gains and losses.

Tax expense

Our tax expense consists primarily of current and deferred portions of income taxes on our taxable revenues from operations, taking into account the effect of preferential tax rates, foreign tax rates differentials, non-deductible interest expenses and other non-deductible expenses, changes in valuation allowance, lease back transactions with VHIZ JSC and revaluations gains or losses on financial instruments to fair value and amortized cost.

We have benefitted from more favorable tax concessions and benefits in certain jurisdictions. For example, in Vietnam, we are entitled to corporate income tax incentives for investment projects in certain economic zones under Vietnam’s Law on Investment and the Law on Corporate Income Taxes (and its implementing regulation), pursuant to which we are subject to a tax rate of 10% until 2032 (15 years from the date on which we began generating revenue from our manufacturing operations in 2018), in addition to receiving four years of tax holiday starting from the fourth year of operation (2021-2024) and a 50% tax reduction for the following nine years from 2025 to 2033. Accordingly, for the years ended December 31, 2021 and 2022 and the three months ended March 31, 2023, VinFast Vietnam was entitled to a preferential tax rate of 10% and CIT exemption, resulting in an effective tax rate of 0% for VinFast Vietnam.

Finance income

Our finance income consists primarily of interest income on loan receivables. These loans relate to arrangements between our subsidiaries and our affiliates within Vingroup. A small portion of our finance income is also derived from interest income on sales-type leases that we enter into in the ordinary course of business.

Finance costs

Our finance costs consist primarily of contractual coupons on loans and borrowings, as well as changes in amortized costs of financial instruments measured at amortized cost.

Investment gain

Our investment gain consists primarily of fair value gain from equity instruments measured at fair value through profit and loss. These equity instruments primarily relate to our investments in Vinhomes and Vingroup.

Share of losses from equity investees

Our share of losses from equity investees relates to (i) a previous car plastic manufacturing joint venture that we fully acquired the remaining equity interest in and converted into a subsidiary which was subsequently merged into VinFast Vietnam in 2021 and (ii) our previous investment in VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium”), which we divested in 2021.

Impacts of Macroeconomic Factors and COVID-19 Recovery

Global economic challenges, including the impact of the COVID-19 pandemic and the conflict between Russia and Ukraine, have contributed to rising inflation, significant increases in fuel costs, supply-chain disruptions, and adverse labor market conditions. For example, the conflict between Russia and Ukraine has had a global impact on the supply and price of fuel and has contributed to increased inflation around the world.

Our business demonstrated resilience and continued growth in 2020 and 2021 despite temporary disruptions during periods of short-term spikes in COVID-19 cases. In 2021, our revenue from sales of vehicles increased 18% against the preceding year. The resilience of our business over the past two years reflects our successful adoption of new sales methods that prioritize consumer safety, such as our online consultations, offline-to-online shift in sales strategy, test drive at home program and home delivery service. These new sales methods resulted in operational expenses savings in 2021. We have also benefitted from various government support initiatives, including extensions for tax payments (special consumption tax resulting in a lower tax rate in Vietnam), and lower interest rates from commercial banks.

Vietnam experienced five major waves of COVID-19 infections over 2020 and 2021 across the country: the first in March and April 2020, the second in July and August 2020, the third from January to March 2021, the fourth from May to June 2021, and the fifth in July and August 2021. Each wave resulted in containment, social distancing, lockdown measures, border closures, cancelations of gatherings and events and closures of schools, universities, restaurants, stores and other businesses, nationally or regionally. In turn, these measures caused short-term operational disruptions to our business. For example, during the height of the lockdown, we experienced difficulties hiring foreign workers due to more restrictive government-imposed regulations and policies related to expatriate and foreign worker permitting, and the resulting reluctance on the part of potential or existing employees to travel across borders. In addition, due to government-imposed lockdowns that created work permit issuance and renewal delays at relevant authorities, a small number of our foreign workers located in Vietnam were not able to timely obtain or renew their necessary work permits. We have since obtained or renewed all requisite work permits for these employees. The fourth wave of infection in 2021 also led to delays in planned showroom rollouts and showroom closures in the third quarter of 2021. Nevertheless, 2021 third quarter sales of our three most popular ICE vehicle models, the Fadil, Lux A and Lux SA, were approximately four times higher than our monthly sales average for the year 2020.

As a result of both COVID-19 pandemic and the conflict between Russia and Ukraine, we have experienced disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including semiconductors and other materials and equipment instrumental to the production of our vehicles. In response, we have adapted various internal designs and processes to mitigate the impact of such disruptions and delays on our production timeline, which has resulted in higher operating costs. For example, we took a dual-design approach to chip integration, which has allowed us to achieve the same functionality across vehicles with a variety of chip manufacturers. We have implemented COVID-19 prevention measures and ensure that all of our employees are fully vaccinated. We have also increasingly adopted automation technologies in our facilities to reduce our reliance on manpower and the risk of production stoppages and delays. Furthermore, in order to prevent supply shortages, we worked closely with our partners to place advance orders for certain key components in 2020, 2021 and 2022, and retained multiple strategic partnerships with our external suppliers by leveraging our buying power of our broader Vingroup ecosystem. Finally, although we have not experienced cybersecurity attacks in our supply chain due to the conflict between Russia and Ukraine, we have implemented additional monitoring and defense solutions for our networks, device applications, data, system processes and users.

As Vietnam emerged from the pandemic in 2022, re-opened its economy and removed most of its COVID-related restrictions, the pandemic did not have a significant impact on our business or results of operations for the year ended December 31, 2022 and the three months ended March 31, 2023.

Comparability of Results

Our results of operations for the year ended December 31, 2021 and the three months ended March 31, 2022 primarily reflect the results of our legacy ICE vehicle manufacturing operations. In connection with our strategic decision to transform into an EV-only manufacturer, we started phasing out production of ICE vehicles at the end of 2021 and fully phased out ICE vehicle production in early November 2022. Therefore, in addition to reflecting the effect of such phase-out, our results of operations for the year ended December 31, 2022 and the three months ended March 31, 2023 also reflect our R&D investments in our new EV models and our initial deliveries of the VF e34 and VF 8 in Vietnam. In addition, in 2022, we grew our footprint outside of Vietnam by opening reservations for the VF 8 and VF 9 in North America and Europe and making initial shipment of the VF 8 “City Edition” to the U.S. in December 2022. In early 2023, we commenced delivery of the VF 5 and VF 9 in Vietnam and the VF 8 “City Edition” in the U.S. Accordingly, we believe that our results of operations during these two years as well as the two three-month periods are not comparable.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the years presented, both in absolute amount and as a percentage of our revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2021		2022			2022		2023
	(VND in billions)%		(VND in billions)	(USD in millions)%		(VND in billions)%		(VND in billions)	(USD in millions)%
Revenues
Sales of vehicles	13,898.6	86.7	12,391.5	525.1	82.8	3,049.3	78.6	1,536.6	65.1	77.9
Sales of merchandise	1,405.4	8.8	112.2	4.8	0.7	46.4	1.2	38.3	1.6	1.9
Sales of spare parts and components	538.2	3.4	2,072.6	87.8	13.8	706.6	18.2	191.5	8.1	9.7
Rendering of services	96.6	0.6	222.7	9.4	1.5	49.6	1.3	74.7	3.2	3.8
Rental income
Revenue from leasing activities	89.4	0.5	166.5	7.1	1.1	26.5	0.7	130.5	5.5	6.6

Revenues	16,028.2	100.0	14,965.6	634.1	100.0	3,878.4	100.0	1,971.6	83.5	100.0
Cost of vehicles sold	(23,327.0)	(145.5)	(24,660.1)	(1,044.9)	(164.8)	(5,690.9)	(146.7)	(5,239.2)	(222.0)	(265.7)
Cost of merchandise sold	(1,398.3)	(8.7)	(151.4)	(6.4)	(1.0)	(46.2)	(1.2)	(38.5)	(1.6)	(2.0)
Cost of spare parts and components sold	(437.2)	(2.7)	(1,869.1)	(79.2)	(12.5)	(679.9)	(17.5)	(180.9)	(7.7)	(9.2)
Cost of rendering services	(65.4)	(0.4)	(389.6)	(16.5)	(2.6)	(58.8)	(1.5)	(173.5)	(7.4)	(8.8)
Cost of leasing activities	(56.1)	(0.4)	(162.3)	(6.9)	(1.1)	(10.7)	(0.3)	(148.3)	(6.3)	(7.5)

Cost of sales	(25,284.0)	(157.7)	(27,232.5)	(1,153.9)	(182.0)	(6,486.5)	(167.2)	(5,780.4)	(244.9)	(293.2)
Gross loss	(9,255.8)	(57.7)	(12,266.9)	(519.8)	(82.0)	(2,608.1)	(67.2)	(3,808.8)	(161.4)	(193.2)
Operating expenses:
Research and development costs	(9,255.4)	(57.7)	(19,939.9)	(844.9)	(133.2)	(3,576.6)	(92.2)	(5,007.7)	(212.2)	(254.0)
Selling and distribution costs	(2,203.8)	(13.7)	(5,213.7)	(220.9)	(34.8)	(1,321.7)	(34.1)	(1,277.9)	(54.1)	(64.8)
Administrative expenses	(2,424.6)	(15.1)	(4,010.0)	(169.9)	(26.8)	(536.6)	(13.8)	(1,103.8)	(46.8)	(56.0)
Compensation expenses	(4,340.3)	(27.1)	(109.4)	(4.6)	(0.7)	—	—	—	—	—
Net other operating (expenses)/income	412.5	2.6	(716.4)	(30.4)	(4.8)	(27.5)	(0.7)	55.9	2.4	2.8

Operating loss	(27,067.4)	(168.9)	(42,256.4)	(1,790.5)	(282.4)	(8,070.5)	(208.1)	(11,142.3)	(472.1)	(565.1)
Finance income	446.1	2.8	88.1	3.7	0.6	43.6	1.1	15.2	0.6	0.8

Finance costs	(4,598.2)	(28.7)	(7,959.8)	(337.3)	(53.2)	(1,546.5)	(39.9)	(2,322.9)	(98.4)	(117.8)
Net (loss)/gain on financial instruments at fair value through profit or loss	(1,710.0)	(10.7)	1,226.0	51.9	8.2	933.7	24.1	(671.5)	(28.5)	(34.1)
Investment gain	956.6	6.0	—	—	—	—	—	—	—	—
Share of losses from equity investees	(36.8)	(0.2)	—	—	—	—	—	—	—	—

Loss before income tax expense	(32,009.7)	(199.7)	(48,902.1)	(2,072.1)	(326.8)	(8,639.7)	(222.8)	(14,121.4)	(598.4)	(716.2)
Tax (expense)/income	(209.2)	(1.3)	(946.7)	(40.1)	(6.3)	(1,020.6)	(26.3)	0.6	0.0	0.0

Net loss for the year/period	(32,219.0)	(201.0)	(49,848.9)	(2,112.2)	(333.1)	(9,660.3)	(249.1)	(14,120.8)	(598.3)	(716.2)

Comparison for the Three Months Ended March 31, 2022 and 2023

Revenues

Our revenues decreased by VND1,906.8 billion, or 49.2%, to VND1,971.6 billion ($83.5 million) for the three months ended March 31, 2023 compared to VND3,878.4 billion for the three months ended March 31, 2022, primarily due to a decrease in revenue from sales of vehicles and spare parts and components, partially offset by an increase in revenue from rendering of services and leasing activities.

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Sales of vehicles. Our revenue from sales of vehicles decreased by VND1,512.7 billion, or 49.6%, to VND1,536.6 billion ($65.1 million) for the three months ended March 31, 2023 compared to VND3,049.3 billion for the three months ended March 31, 2022 primarily due to a decrease in ICE vehicle sales volume in Vietnam to 28 ICE vehicles for the three months ended March 31, 2023, from approximately 6,100 ICE vehicles for the three months ended March 31, 2022 due to our phasing out of production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player and a decrease in the sale of e-scooters, which was attributable to a decline in the sales volume of our older e-scooter models, including the Feliz, Klara-A2 and Tempest. This decrease was partially offset by revenue from deliveries of the VF e34,VF 8 and VF 9 in Vietnam in the three months ended March 31, 2023. The comparative period does not include revenue from VF 8 and VF 9 sales since we commenced delivery of these models in Vietnam in September 2022 and March 2023, respectively.

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Sales of merchandise. Our revenue from sales of merchandise decreased by VND8.1 billion, or 17.5%, to VND38.3 billion ($1.6 million) for the three months ended March 31, 2023 compared to VND46.4 billion for the three months ended March 31, 2022. The decrease was primarily due to fewer used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles and no longer purchase used vehicles from other brands.

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Sales of spare parts and components. Our revenue from sales of spare parts and components decreased by VND515.0 billion, or 72.9%, to VND191.5 billion ($8.1 million) for the three months ended March 31, 2023, compared to VND706.6 billion for the three months ended March 31, 2022 primarily due to a decrease in the volume of spare parts and components sold as we did not sell any finished car batteries to VinES since the second quarter of 2022, as compared to VND503.8 billion in revenue from sales of finished car batteries to VinES in the comparative period. In the first quarter of 2022, we sold all of the installed batteries to VinES, who in turn leased the batteries to VF e34 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam.

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Rendering of services. Our revenue from the rendering of services increased by VND25.1 billion, or 50.6%, to VND74.7 billion ($3.2 million) for the three months ended March 31, 2023 compared to VND49.6 billion for the three months ended March 31, 2022 mainly due an increase in maintenance services provided at our service centers.

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Revenue from leasing activities. Our revenue from leasing activities increased by VND104.0 billion, or 393.1%, to VND130.5 billion ($5.5 million) for the three months ended March 31, 2023 compared to VND26.5 billion for the three months ended March 31, 2022 primarily attributable to an increase in revenue from the leasing of cars and e-scooter batteries, which was mainly due to an increase in the number of EVs and e-scooters batteries on lease, and partially offset by a decrease in revenue from the leasing of manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

Cost of sales

Our cost of sales decreased by VND706.1 billion, or 10.9%, to VND5,780.4 billion ($244.9 million) for the three months ended March 31, 2023 compared to VND6,486.5 billion for the three months ended March 31,

2022, primarily due to a decrease in the cost of vehicles sold, cost of spare parts and components sold, partially offset by increase in the costs of rendering services and cost of leasing activities.

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Cost of vehicles sold. Our cost of vehicles sold decreased by VND451.6 billion, or 7.9%, to VND5,239.2 billion ($222.0 million) for the three months ended March 31, 2023 compared to VND5,690.9 billion for the three months ended March 31, 2022, primarily attributable to a decrease in the cost of e-scooters sold in line with a decrease in e-scooter sales, a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume in furtherance of our plan to fully transform into a pure EV player and a decrease in accelerated amortization and depreciation expenses due to the ICE phase out event. This decrease was partially offset by an increase in the cost of EVs as we delivered more EVs to customers in the three months ended March 31, 2023 and an increase in charges to write-down the carrying value of our inventories that exceeded its estimated NRV attributable to an increase in inventories reserved for EV production and certain promotion programs for VinFast’s customers as compared to the three months ended March 31, 2022.

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Cost of merchandise sold. Our cost of merchandise sold decreased by VND7.7 billion, or 16.7%, to VND38.5 billion ($1.6 million) for the three months ended March 31, 2023 compared to VND46.2 billion for the three months ended March 31, 2022. The decrease was primarily due to a decrease in the cost of used vehicles sold, which was primarily attributable to a decline in the volume of used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles.

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Cost of spare parts and components sold. Our cost of spare parts and components sold decreased by VND499.0 billion, or 73.4%, to VND180.9 billion ($7.7 million) for the year ended March 31, 2023, compared to VND679.9 billion for the three months ended March 31, 2022 primarily due to a decrease in the volume of finished batteries sold to VinES for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.

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Cost of rendering services. Our cost of rendering services increased by VND114.6 billion, or 194.8%, to VND173.5 billion ($7.4 million) for the three months ended March 31, 2023 compared to VND58.8 billion for the three months ended March 31, 2022 primarily due to an increase in charging station services provided at our service centers for the three months ended March 31, 2023 as compared to comparative period.

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Cost of leasing activities. Our cost of leasing activities increased by VND137.6 billion, or 1,286.5%, to VND148.3 billion ($6.3 million) for the three months ended March 31, 2023 compared to VND10.7 billion for the three months ended March 31, 2022 primarily due to an increase in the cost of leasing cars and e-scooter batteries, partially offset by a decrease in the cost of leasing manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

Gross loss

For the reasons described above, our gross loss increased by VND1,200.6 billion, or 46.0%, to VND3,808.8 billion ($161.4 million) for the three months ended March 31, 2023 compared to VND2,608.1 billion for the three months ended March 31, 2022.

Research and development costs

Our R&D costs increased by VND1,431.1 billion, or 40.0%, to VND5,007.7 billion ($212.2 million) for the three months ended March 31, 2023 compared to VND3,576.6 billion for the three months ended March 31, 2022. The increase was primarily due to an increase in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs relating to the expansion of our R&D activities for EVs.

Selling and distribution costs

Our selling and distribution costs decreased by VND43.8 billion, or 3.3%, to VND1,277.9 billion ($54.1 million) for the three months ended March 31, 2023 compared to VND1,321.7 billion for the three months ended March 31, 2022. The decrease was primarily due to the recognition of extended warranty expenses for ICE vehicles sold from 2019 until December 31, 2021 in the three months ended March 31, 2022, partially offset by an increase in labor costs and rental costs, which are primarily attributable to our efforts to scale our sales operations in the U.S., Europe and Canada, including the opening of new showrooms.

Administrative expenses

Our administrative expenses increased by VND567.2 billion, or 105.7%, to VND1,103.8 billion ($46.8 million) for the three months ended March 31, 2023 compared to VND536.6 billion for the three months ended March 31, 2022. The increase was primarily due to an increase in labor costs and impairment charges in relation to our battery leasing activities under the automotive segments where the carrying value of certain long-lived assets may not be recoverable from impairment testing, as well as an increase in depreciation and amortization expenses and other costs for the three months ended March 31, 2023

Net other operating (expenses)/income

For the three months ended March 31, 2023, we recorded net other operating income of VND55.9 billion ($2.4 million), as compared to net other operating expenses of VND27.5 billion for the three months ended March 31, 2022. This increase in net other operating income was primarily due to an increase in net foreign exchange gains attributable to a favorable change in foreign exchange rates for the three months ended March 31, 2023.

Operating loss

For the reasons described above, our operating loss increased by VND3,071.8 billion, or 38.1%, to VND11,142.3 billion ($472.1 million) for the three months ended March 31, 2023 compared to VND8,070.5 billion for the three months ended March 31, 2022.

Finance income

Our finance income decreased by VND28.4 billion, or 65.1%, to VND15.2 billion ($0.6 million) for the three months ended March 31, 2023 compared to VND43.6 billion for the three months ended March 31, 2022. This decrease was primarily due to a decrease in interest income on loan receivables attributable to a decline in financing activities between our subsidiaries and our affiliates within Vingroup for the three months ended March 31, 2023.

Finance costs

Our finance costs increased by VND776.4 billion, or 50.2%, to VND2,322.9 billion ($98.4 million) for the three months ended March 31, 2023 compared to VND1,546.5 billion for the three months ended March 31, 2022. This increase was primarily due to an increase in our interest-bearing loans and borrowings and an increase in interest rates.

Net gain/(loss) on financial instruments at fair value through profit or loss

We had net loss on financial instruments at fair value through profit or loss of VND671.5 billion ($28.5 million) for the three months ended March 31, 2023 as compared to net gain on financial instruments at fair value through profit or loss of VND933.7 billion for the three months ended March 31, 2022. This loss was primarily due to changes in the fair value of our cross-currency interest rate swap contracts and changes in the fair value of the financial liability in respect of deferred preference shares issued by VinFast Vietnam.

Tax (expense)/income

We recorded tax income of VND0.6 billion ($0.0 million) for the three months ended March 31, 2023 as compared to tax expense of VND1,020.6 billion for the three months ended March 31, 2022. This increase in tax income was primarily due to the realization of deferred tax liabilities in 2022 incurred in connection with our lease back of our automobile manufacturing plant, related infrastructure transferred to VHIZ JSC and a fair value gain on cross-currency interest swap contracts, partially offset by an increase in deferred tax expenses arising from unrealized loss incurred from certain intercompany transactions.

Net loss for the period

For the reasons described above, our net loss for the period increased by VND4,460.5 billion, or 46.2%, to VND14,120.8 billion ($598.3 million) for the three months ended March 31, 2023 compared to VND9,660.3 billion for the three months ended March 31, 2022.

Comparison for the Years Ended December 31, 2021 and 2022

Revenues

Our revenues decreased by VND1,062.6 billion, or 6.6%, to VND14,965.6 billion ($634.1 million) for the year ended December 31, 2022 compared to VND16,028.2 billion for the year ended December 31, 2021, primarily due to a decrease in revenue from sales of merchandise and vehicles, partially offset by an increase in revenue from sales of spare parts and components, and the rendering of services.

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Sales of vehicles. Our revenue from sales of vehicles decreased by VND1,507.1 billion, or 10.8%, to VND12,391.5 billion ($525.1 million) for the year ended December 31, 2022 compared to VND13,898.6 billion for the year ended December 31, 2021 primarily due to a decrease in ICE vehicle sales volume in Vietnam to approximately 16,800 ICE vehicles for the year ended December 31, 2022, from approximately 35,600 ICE vehicles for the year ended December 31, 2021 due to our phasing out of production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player. This decrease was partially offset by revenue from initial deliveries of VF e34 and VF 8 vehicles in Vietnam and strong sales of e-motorcycles in connection with the launch of our new models, in particular Klara S 2022, Feliz S, Evo200, Evo200 Lite and Vento S.

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Sales of merchandise. Our revenue from sales of merchandise decreased by VND1,293.2 billion, or 92.0%, to VND112.2 billion ($4.8 million) for the year ended December 31, 2022 compared to VND1,405.4 billion for the year ended December 31, 2021. The decrease was primarily due to fewer used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles and no longer purchase used vehicles from other brands. The cessation of sales of smartphones in the U.S. market from the fourth quarter of 2021 also contributed to the decrease in revenue from sales of merchandise for the year ended December 31, 2022.

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Sales of spare parts and components. Our revenue from sales of spare parts and components increased by VND1,534.4 billion, or 285.1%, to VND2,072.6 billion ($87.8 million) for the year ended December 31, 2022, compared to VND538.2 billion for the year ended December 31, 2021 primarily due to an increase in the volume of spare parts and components sold for the year ended December 31, 2022 as compared to the prior year. This includes revenue from sales of finished car batteries for the year ended December 31, 2022 in the amount of VND503.8 billion ($21.3 million) relating to batteries installed in our VF e34 vehicles sold in Vietnam and revenue from sales of battery components to VinES for the year ended December 31, 2022 in the amount of VND851.8 billion ($36.1 million). In the first quarter of 2022, we sold all of the installed batteries to VinES, who in turn leased the batteries to VF e34 purchasers under a battery subscription program that was available up until October 31, 2022 through VinES for the EVs that we sold in Vietnam. We did not record any revenue from sales of finished car batteries in the comparative period.

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Rendering of services. Our revenue from the rendering of services increased by VND126.2 billion, or 130.6%, to VND222.7 billion ($9.4 million) for the year ended December 31, 2022 compared to VND96.6 billion for the year ended December 31, 2021 mainly due an increase in factory management and operation services provided to VinSmart Research and Manufacture Joint Stock Company (“VinSmart”) from January to May 2022, as well as maintenance services provided at our service centers.

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Revenue from leasing activities. Our revenue from leasing activities increased by VND77.1 billion, or 86.3%, to VND166.5 billion ($7.1 million) for the year ended December 31, 2022 compared to VND89.4 billion for the year ended December 31, 2021 primarily attributable to an increase in revenue from the leasing of cars and e-scooter batteries, which was mainly due to an increase in the number of EVs and e-scooters on lease, and partially offset by a decrease in revenue from the leasing of manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

Cost of sales

Our cost of sales increased by VND1,948.5 billion, or 7.7%, to VND27,232.5 billion ($1,153.9 million) for the year ended December 31, 2022 compared to VND25,284.0 billion for the year ended December 31, 2021, primarily due to an increase in the cost of vehicles, spare parts and components sold.

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Cost of vehicles sold. Our cost of vehicles sold increased by VND1,333.2 billion, or 5.7%, to VND24,660.1 billion ($1,044.9 million) for the year ended December 31, 2022 compared to VND23,327.0 billion for the year ended December 31, 2021, primarily attributable to an increase in the cost of e-scooters sold in line with an increase in e-scooter sales, an increase in depreciation expenses relating to our ICE licenses that were not transferred to VIG, an increase in charges to write-down the carrying value of our inventories in relation to the phase-out of ICE vehicle production (the “ICE Production Phase-out”), and an increase in charges to write-down the carrying value of our inventories that exceeded its estimated NRV attributable to an increase in inventories reserved for EV production and certain promotion programs for VinFast’s customers. This increase was partially offset by a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume in furtherance of our plan to fully transform into a pure EV player.

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Cost of merchandise sold. Our cost of merchandise sold decreased by VND1,247.0 billion, or 89.2%, to VND151.4 billion ($6.4 million) for the year ended December 31, 2022 compared to VND1,398.3 billion for the year ended December 31, 2021. The decrease was primarily due to a decrease in the cost of used vehicles sold, which was primarily attributable to a decline in the volume of used vehicles sold as we shifted our business strategy for the vehicle trade-in program in 2022 to only purchasing used VinFast vehicles, and a decrease in the cost of smartphones sold as we ceased selling smartphones from the fourth quarter of 2021.

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Cost of spare parts and components sold. Our cost of spare parts and components sold increased by VND1,431.9 billion, or 327.5%, to VND1,869.1 billion ($79.2 million) for the year ended December 31, 2022, compared to VND437.2 billion for the year ended December 31, 2021 primarily due to an increase in the volume of battery components and finished batteries sold to VinES for the year ended December 31, 2022 as compared to the prior year.

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Cost of rendering services. Our cost of rendering services increased by VND324.3 billion, or 496.0%, to VND389.6 billion ($16.5 million) for the year ended December 31, 2022 compared to VND65.4 billion for the year ended December 31, 2021 primarily due to an increase in factory management and operation services provided to VinSmart from January to May 2022 and maintenance and charging station services provided at our service centers for the year ended December 31, 2022 as compared to comparative period.

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Cost of leasing activities. Our cost of leasing activities increased by VND106.2 billion, or 189.3%, to VND162.3 billion ($6.9 million) for the year ended December 31, 2022 compared to VND56.1 billion for the year ended December 31, 2021 primarily due to an increase in the cost of leasing cars and e-scooter batteries, partially offset by a decrease in the cost of leasing manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

Gross loss

For the reasons described above, our gross loss increased by VND3,011.1 billion, or 32.5%, to VND12,266.9 billion ($519.8 million) for the year ended December 31, 2022 compared to VND9,255.8 billion for the year ended December 31, 2021.

Research and development costs

Our R&D costs increased by VND10,684.5 billion, or 115.4%, to VND19,939.9 billion ($844.9 million) for the year ended December 31, 2022 compared to VND9,255.4 billion for the year ended December 31, 2021. The increase was primarily due to an increase in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs relating to the expansion of our R&D activities for EVs.

Selling and distribution costs

Our selling and distribution costs increased by VND3,009.9 billion, or 136.6%, to VND5,213.7 billion ($220.9 million) for the year ended December 31, 2022 compared to VND2,203.8 billion for the year ended December 31, 2021. The increase was primarily due to an increase in labor costs, which was primarily attributable to our efforts to scale our sales operations in the U.S., Europe and Canada, including the opening of new showrooms, and an increase in our marketing and advertising expenses, which was principally due to our participation in the New York International Auto Show 2022, Consumer Electronic Show 2022, Paris Motor Show, 2022 IRONMAN U.S. series, EVS 35 Oslo, and product showcases in the U.S., Canada, Europe and Vietnam. The selling and distribution costs for the year ended December 31, 2022 also included extended warranty expenses for ICE vehicles sold from 2019 up until December 31, 2021.

Administrative expenses

Our administrative expenses increased by VND1,585.5 billion, or 65.4%, to VND4,010.0 billion ($169.9 million) for the year ended December 31, 2022 compared to VND2,424.6 billion for the year ended December 31, 2021. The increase was primarily due to an increase in labor costs, cost of external services as we expanded our administrative operations within our overseas subsidiaries, and impairment charges in relation to our battery leasing activities under the automotive and e-scooter segments where the carrying value of certain long-lived assets may not be recoverable from impairment testing, as well as an increase in depreciation and amortization expenses and other costs.

Compensation expenses

Our compensation expenses decreased by VND4,230.9 billion, or 97.5%, to VND109.4 billion ($4.6 million) for the year ended December 31, 2022 compared to VND4,340.3 billion for the year ended December 31, 2021. The decrease was mainly due to our recognition of compensation costs paid to certain suppliers of our ICE business for the early termination of our contracts with them in connection with the phase-out of our ICE business in the year ended December 31, 2021.

Net other operating (expenses)/income

For the year ended December 31, 2022, we recorded net other operating expenses of VND716.4 billion ($30.4 million), as compared to net other operating income of VND412.5 billion for the year ended December 31, 2021. This increase in net other operating expenses was primarily due to an increase in net foreign exchange losses which was attributable to an adverse change in foreign exchange rates for the year ended December 31, 2022, partially offset by a decrease in loss from disposal of long-lived assets and penalties in the year ended December 31, 2021.

Operating loss

For the reasons described above, our operating loss increased by VND15,189.0 billion, or 56.1%, to VND42,256.4 billion ($1,790.5 million) for the year ended December 31, 2022 compared to VND27,067.4 billion for the year ended December 31, 2021.

Finance income

Our finance income decreased by VND358.1 billion, or 80.3%, to VND88.1 billion ($3.7 million) for the year ended December 31, 2022 compared to VND446.1 billion for the year ended December 31, 2021. This decrease was primarily due to a decrease in interest income on loan receivables attributable to a decline in financing activities between our subsidiaries and our affiliates within Vingroup for the year ended December 31, 2022.

Finance costs

Our finance costs increased by VND3,361.6 billion, or 73.1%, to VND7,959.8 billion ($337.3 million) for the year ended December 31, 2022 compared to VND4,598.2 billion for the year ended December 31, 2021. This increase was primarily due to an increase in our interest-bearing loans and borrowings and an increase in interest rates.

Net gain on financial instruments at fair value through profit or loss

We had net gain on financial instruments at fair value through profit or loss of VND1,226.0 billion ($51.9 million) for the year ended December 31, 2022 as compared to net loss on financial instruments at fair value through profit or loss of VND1,710.0 billion for the year ended December 31, 2021. This gain was primarily due to changes in the fair value of our cross-currency interest rate swap contracts and changes in the fair value of the financial liabilities in respect of deferred preference shares issued by VinFast Vietnam.

Investment gain

We had no investment gain for the year ended December 31, 2022 compared to VND956.6 billion for the year ended December 31, 2021. During the year ended December 31, 2021, the investment gain was primarily attributable to the fair value gain from equity instruments measured at fair value through profit or loss from changes in the prices of the shares of Vinhomes and Vingroup that we held until March 2021. In March 2021, we effected a demerger transaction following which we no longer held those shares.

Share of losses from equity investees

We did not record a share of losses from equity investees for the year ended December 31, 2022 compared to VND36.8 billion for the year ended December 31, 2021, primarily due to a step-up acquisition of an equity investee to our subsidiary, which was subsequently merged into us, and our disposal of the remaining equity investee in 2021.

Tax expense

Our tax expenses increased by VND737.5 billion, or 352.5%, to VND946.7 billion ($40.1 million) for the year ended December 31, 2022 compared to VND209.2 billion for the year ended December 31, 2021. This increase was primarily due to an increase in deferred tax expenses incurred in connection with our lease back of the automobile manufacturing plant and the related infrastructure transferred to VHIZ JSC and the realization of deferred tax liabilities in 2020 arising from a fair value gain on cross-currency interest rate swap contracts, partially offset by a decrease in deferred tax expenses that was largely attributable to investment gains recorded for the year ended December 31, 2021 from changes in the prices of the shares of Vinhomes and Vingroup (as described above) and a decrease in income tax expenses attributable to a decrease in the taxable profit of our subsidiary for the year ended December 31, 2022.

Net loss for the year

For the reasons described above, our net loss for the year increased by VND17,629.9 billion, or 54.7%, to VND49,848.9 billion ($2,112.2 million) for the year ended December 31, 2022 compared to VND32,219.0 billion for the year ended December 31, 2021.

Liquidity and Capital Resources

We have had negative net cash flows from operating activities and expect our cash flows to remain negative at least for the near term as we scale and ramp up production and sales of our vehicles, establish our manufacturing operations and expand our marketing, sales and service network in our target markets outside of Vietnam.

We had net losses of VND32,219.0 billion and VND49,848.9 billion ($2,112.2 million) in 2021 and 2022 respectively. We had net losses for the period of VND9,660.3 billion and VND14,120.8 billion ($598.3 million) for the three months ended March 31, 2022 and 2023, respectively. We had net cash flows used in operating activities of VND28,969.1 billion and VND35,628.4 billion ($1,509.7 million) in 2021 and 2022, respectively. We had net cash flows used in operating activities of VND9,168.1 billion and VND19,159.1 billion ($811.8 million) for the three months ended March 31, 2022 and 2023, respectively. VinFast expects to continue to incur operating and net losses in the near term as it scales the production of its VF e34 (C-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment), VF 9 (E-segment) and VF 3 (mini cars segment) vehicles, establish its manufacturing operations and expand its marketing, sales and service network in its target markets outside of Vietnam. In addition, we had total current liabilities of VND66,225.2 billion ($2,806.2 million) and VND83,551.0 ($3,540.3 million) and accumulated losses of VND127,188.5 billion ($5,389.3 million) and VND141,271.5 billion ($5,986.1 million) as of December 31, 2022 and March 31, 2023, respectively. As of December 31, 2022 and March 31, 2023, we had cash and cash equivalents of VND4,271.4 billion ($181.0 million) and VND3,740.8 billion ($158.5 million), respectively. We hold and maintain cash and cash equivalents taking into account our current business plans, expected monthly cash flows from operations and expected monthly cash outlays on a monthly basis.

Our primary requirements for liquidity are to finance working capital, capital expenditures and general corporate purposes. Since our inception, we have financed our operations primarily though debt and equity financing activities, including support from our parent company, Vingroup, and our Chairman, Mr. Pham Nhat Vuong in the form of borrowings, corporate loan guarantees and capital contributions.

As of March 31, 2023, approximately $9.3 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In addition, in April 2023, we entered into a capital funding agreement with Mr. Pham Nhat Vuong and Vingroup that provides a framework for us to receive grants of up to VND24,000.0 billion (approximately $1 billion) from Mr. Pham Nhat Vuong and up to VND12,000.0 billion (approximately $508.5 million) from Vingroup by April 2024, in amounts to be mutually agreed, at such time as required by us and subject to Vingroup and Mr. Pham having sufficient financial resources, as well as a loan of up to VND24,000.0 billion (approximately $1 billion) from Vingroup, with disbursements of the grant and the loan to be subject to the parties agreeing to enter into a definitive loan agreement, the financial resources of Vingroup and necessary approvals from the relevant governing bodies of Vingroup. For more information, see “Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Capital funding agreement.”

Our debt service obligations for the remainder of 2023 amount to VND11,805.7 billion ($500.2 million). See “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness.” In addition, as the Business Combination will constitute the occurrence or non-occurrence of a qualifying liquidity event in respect of VinFast occurring on or prior to September 25, 2023, holders of $625.0 million aggregate principal amount of Exchangeable Bonds (as defined herein) issued by Vingroup will have the right to require Vingroup to redeem the Exchangeable Bonds. If the Business Combination will not be a qualifying liquidity event, such redemption right will be exercisable on or about the second anniversary from the issuance dates of the Exchangeable Bonds. Thereafter, Vingroup would be contractually permitted to exercise its right to require VinFast to purchase VinFast Vietnam shares that were issued to Vingroup in connection with the issuance of the Exchangeable Bonds. Vingroup’s right to such repurchase should be considered in light of the letters of support that Vingroup has issued to provide financial support sufficient to meet VinFast’s need for continued operation.

Our capital expenditures (which are our purchases of property, plant and equipment and intangible assets) paid during the years ended December 31, 2021 and 2022 and the three months ended March 31, 2023 were VND6,007.9 billion, VND17,681.7 billion ($749.2 million) and VND7,599.8 billion ($322.0 million), respectively. In 2021, our capital expenditures primarily comprised the purchase of machineries and equipment for our EV projects and the supplier park in our Hai Phong facility. In 2022, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. For the three months ended March 31, 2023, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. As of March 31, 2023, we had committed capital expenditures of VND13,591.4 billion ($575.9 million), which was primarily related to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance and construction of factories, showrooms and charging stations. In addition to opening showrooms that are fully owned by us, we plan to roll out showrooms in collaboration with our dealers and partners to reduce our capital expenditures. Subject to market opportunities, demand and availability of financing, we currently anticipate our cumulative spending on capital expenditures in 2023 and 2024 to be approximately $2.7 billion to support our production capacity expansion in both Vietnam and the U.S., showroom roll-out, product development, and other items. In the medium-term, we expect to continue to invest in our distribution and manufacturing capacities. We expect to finance our capital expenditures through a combination of debt and equity financing, which may include such financing from our major shareholders and affiliates. We expect that our working capital needs to continue to increase in the short- to medium-term to support the growth of our company.

In 2022, we entered into a series of agreements with North Carolina state authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. We expect our capital expenditures for the development of phase 1 of this manufacturing center will be approximately $1.9 billion, of which approximately $122.9 million (including capitalized interest) has been incurred and recorded as construction in progress as of March 31, 2023. Such estimate remains subject to market opportunities, demand and availability of financing. Our investments in the center to date have been financed through shareholder loans. Our funding sources for our future capital requirements for the center’s development may include further loans from our major shareholders and affiliates as well as other debt and equity financing.

On June 30, 2023, we entered into an ordinary shares subscription agreement with Gotion Inc. (“Gotion”) pursuant to which Gotion will subscribe for and purchase 15,000,000 ordinary shares for $10.00 per share for an aggregate purchase price of $150.0 million (the “Gotion Investment”). Completion of the transaction is expected to occur after the closing of the Business Combination and is subject to the investor obtaining approval from applicable governmental authorities and any other third parties necessary for the outbound investment and other customary closing conditions.

We believe that our capital funding agreement with and other expected financial support from Mr. Pham Nhat Vuong and Vingroup, together with our cash on hand, cash flow from operations, existing third-party loans and borrowings, proceeds from the Gotion Investment and the net proceeds that we expect to receive from this Business Combination will be sufficient to meet our present requirements in respect of working capital, committed capital expenditures and obligations under our loans, borrowings and other financial liabilities. We expect to require significant external debt and/or equity financing in the future and intend to access both public and private markets for such financing, including to meet our future debt service obligations, fund our expected growth plans, and complete our manufacturing infrastructure investments, including the construction of our North Carolina manufacturing center. The sale of additional equity would result in dilution to our shareholders. The incurrence of debt financing would result in additional debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that are more restrictive than those contained in our existing loans and borrowings.

See also “Risk Factors—Risks Related to VinFast’s Relationship with Vingroup—VinFast has relied on Vingroup for financial support and are dependent on Vingroup affiliates for key aspects of its business. Accordingly, VinFast has engaged in various related party transactions with Vingroup, and any potential conflicts of interest could have an adverse effect on its business and results of operations. Due to VinFast’s close association with Vingroup and its affiliates, VinFast could also be impacted by matters affecting their reputation, including litigation, regulatory or other matters” and “Risk Factors—Risks Related to VinFast’s Business and Industry—VinFast will require significant additional capital to support business growth. VinFast expects to fund its capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in VinFast.” In addition, our future capital requirements and results of operations may vary materially from those currently planned and will depend on many factors, including the timing of new products and services introductions, market acceptance of our offerings, the expansion of manufacturing activities, the extent of spending on R&D efforts and other growth initiatives and overall economic conditions.

The following table presents summary cash flows information for the years presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2021	2022		2022	2023
	VND (in billions)	VND (in billions)	USD (in millions)	VND (in billions)	VND (in billions)	USD (in millions)
Net cash flows used in operating activities	(28,969.1)	(35,628.4)	(1,509.7)	(9,168.1)	(19,159.1)	(811.8)
Net cash flows (used in)/from investing activities	2,420.1	(16,038.9)	(679.6)	(2,174.5)	(6,131.7)	(259.8)
Net cash flows from financing activities	28,855.2	52,945.1	2,243.4	9,978.0	25,424.4	1,077.3
Net (decrease)/increase in cash, cash equivalents and restricted cash	2,306.2	1,277.7	54.1	(1,364.6)	133.6	5.7
Cash, cash equivalents and restricted cash at the end of the year/period	3,024.9	4,271.4	181.0	1,690.6	4,390.4	186.0

Net cash flows used in operating activities

Net cash flows used in operating activities for the three months ended March 31, 2023 were VND19,159.1 billion ($811.8 million). The difference between our net cash flows used in operating activities and our net loss for the period of VND14,120.8 billion ($598.3 million) for the three months ended March 31, 2023 was primarily the result of adjustments for the following items: VND3,299.4 billion ($139.8 million) of provision related to compensation expenses, assurance-type warranties and net realizable value of inventories, VND1,104.2 billion ($46.8 million) of depreciation of property, plant and equipment, VND760.2 billion ($32.2 million) of change in amortized costs of financial instruments measured at amortized cost other than nominal interest, VND671.5 billion ($28.5 million) of net losses on financial instruments at fair value through profit or loss, VND480.6 billion ($20.4 million) of impairment of property, plant and equipment, VND207.7 billion ($8.8 million) of changes in operating lease right-of-use assets and VND56.1 billion ($2.4 million) of amortization of intangible assets, partially offset by VND87.6 billion ($3.7 million) of unrealized foreign exchange gain. Net cash flows used in operating activities for the three months ended March 31, 2023 also reflected a VND11,529.9 billion ($488.6 million) increase in working capital, primarily attributable to an increase in inventories of VND6,479.6 billion ($274.6 million) mainly due to our reservation of raw materials for EV production in the year 2023, and a VND6,633.4 billion ($281.1 million) decrease in trade payables, deferred revenue and other payables mainly due to our settlement of payables to certain related parties, partially offset by a decrease in trade and other payables to third parties arising from an increase in our payables to suppliers of EV parts and raw materials and by a decrease in trade receivables and advance to suppliers of VND1,867.7 billion ($79.1 million) arising from a decrease in our advance to suppliers for the purchase of materials and R&D costs.

Net cash flows used in operating activities for the year ended December 31, 2022 were VND35,628.4 billion ($1,509.7 million). The difference between our net cash flows used in operating activities and our net loss for the year of VND49,848.9 billion ($2,112.2 million) for the year ended December 31, 2022 was primarily the result of adjustments for the following items: VND5,988.5 billion ($253.8 million) of provision related to compensation expenses, assurance-type warranties and write-downs of inventories, VND3,924.7 billion ($166.3 million) of depreciation of property, plant and equipment, VND2,341.9 billion ($99.2 million) of amortization of intangible assets and VND1,999.9 billion ($84.7 million) of change in amortized costs of financial instruments measured at amortized cost, partially offset by net gain on financial instruments at fair value through profit or loss of VND1,226.0 billion ($51.9 million). Net cash flows used in operating activities for the year ended December 31, 2022 also reflected a VND2,274.1 billion ($96.4 million) increase in working capital, primarily attributable to an increase in inventories of VND20,241.7 billion ($857.7 million) mainly due to our reservation of raw materials for EV production in the year 2023, partially offset by an increase in trade and other payables of VND17,792.8 billion ($753.9 million) arising from an increase in our payables to suppliers of EV supplies and raw materials.

Net cash flows used in operating activities for the year ended December 31, 2021 were VND28,969.1 billion. The difference between our net cash flows used in operating activities and our net loss for the year of VND32,219.0 billion for the year ended December 31, 2021 was primarily the result of adjustments for the following items: VND6,513.5 billion of provision related to compensation expenses, assurance-type warranties and write-downs of inventories, VND3,981.4 billion of depreciation of property, plant and equipment, VND897.6 billion of amortization of intangible assets, VND1,710.0 billion of net loss on financial instruments at fair value through profit or loss and VND1,156.1 billion of change in amortized costs of financial instruments measured at amortized cost, partially offset by VND956.6 billion of investment gain. Net cash flows used in operating activities also reflected a VND10,561.6 billion increase in working capital, primarily attributable to an increase in trade and other receivables of VND7,406.1 billion, primarily due to an increase in our advances to suppliers for the purchase of materials and R&D costs of EV projects, and an increase in inventories of VND3,857.7 billion primarily due to our reservation of raw materials for EV production in 2022. This increase was partially offset by a VND760.1 billion increase in trade and other payables due to an increase in our payables to suppliers of EV supplies and raw materials.

Net cash flows used in/from investing activities

Net cash flows used in investing activities for the three months ended March 31, 2023 were VND6,131.7 billion ($259.8 million), consisting of purchase of property, plant and equipment, and intangible assets, such as machineries and equipment for EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. of VND7,599.8 billion ($322.0 million), partially offset by proceeds from the disposal of property, plant and equipment of VND922.7 billion ($39.1 million) mainly relating to our disposal of battery production facilities to VinES in 2022 and the collection of loans of VND545.4 billion ($23.1 million) relating to loan receivables from a related party.

Net cash flows used in investing activities for the year ended December 31, 2022 were VND16,038.9 billion ($679.6 million), consisting primarily of purchase of property, plant and equipment, and intangible assets, such as machineries and equipment for EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. of VND17,681.7 billion ($749.2 million), in addition to our repayment under a business investment and cooperation contract (“BCC”) in an amount equal to the capital contribution received from VHIZ JSC net of the consideration for the transfer of various infrastructural assets to VHIZ JSC in the amount of VND968.8 billion ($41.0 million), partially offset by proceeds from disposal of property, plant and equipment of VND1,413.0 billion ($59.9 million) mainly relating to our disposal of battery production facilities to VinES, and the collection of loans of VND1,034.6 billion ($43.8 million) relating to loan receivables from related parties.

Net cash flows from investing activities for the year ended December 31, 2021 were VND2,420.1 billion, consisting primarily of net collection of loans of VND7,835.5 billion (equal to the collection of loans minus the disbursement of loans) related to loan receivables from related parties, partially offset by the purchase of property, plant and equipment, and intangible assets, such as machineries and equipment for EV projects and the supplier park in our Hai Phong facility, of VND6,007.9 billion.

Net cash flows from financing activities

Net cash flows from financing activities for the three months ended March 31, 2023 were VND25,424.4 billion ($1,077.3 million), consisting of proceeds from borrowings of VND22,802.5 billion ($966.2 million) and cash received under a business cooperation contract of VND5,875.0 billion ($248.9 million) to fund the development and construction of VinFast’s automobile manufacturing facilities in Hai Phong, which were partially offset by our repayment of borrowings of VND3,253.1 billion ($137.8 million), which are related to syndicated loans and loans from commercial banks and related parties.

Net cash flows from financing activities for the year ended December 31, 2022 were VND52,945.1 billion ($2,243.4 million), consisting of proceeds from borrowings of VND87,660.1 billion ($3,714.4 million), capital contribution from owners of VND6,317.1 billion ($267.7 million) for the financing of our business operations (which includes repayment of borrowings and to fund our capital and revenue expenditures) and deemed contributions from owners of VND646.7 billion ($27.4 million) in relation to the disposal of the ICE Assets and the financial support from our Chairman in relation to the additional cost of the extended warranty period for ICE vehicles sold before December 31, 2021, which were partially offset by our repayment of borrowings of VND41,637.1 billion ($1,764.3 million), which are related to syndicated loans and loans from commercial banks and related parties, and by our payment for initial public offering costs of VND41.6 billion ($1.8 million).

Net cash flows from financing activities for the year ended December 31, 2021 were VND28,855.2 billion, primarily consisting of proceeds from borrowings of VND38,042.8 billion and capital contribution from owners of VND9,988.5 billion for the financing of our business operations (which includes repayment of borrowings and to fund our capital and revenue expenditures), which were partially offset by our repayment of borrowings of VND18,677.2 billion related to syndicated loans and loans from commercial banks and related parties.

Contractual Obligations

We have signed contracts related to the purchase and installation of machinery and equipment, information technology systems and the deployment of site clearance, direct costs to acquire land, construction of factories, showrooms, charging stations and development of products. The estimated committed amount under these contracts was VND18,498.9 billion ($783.9 million) and VND17,976.5 billion ($761.7 million) as of December 31, 2022 and March 31, 2023, respectively, most of which we expect to be payable through the end of 2023.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. We expect our capital expenditures for the development of phase 1 of this manufacturing center will be approximately $1.9 billion, of which approximately $122.9 million (including capitalized interest) has been incurred and recorded as construction in progress as of March 31, 2023. Such estimate remains subject to market opportunities, demand and availability of financing. Our investments in the center to date have been financed through shareholder loans. Our funding sources for our future capital requirements for the center’s development may include further loans from our major shareholders and affiliates as well as other debt and equity financing.

We have signed contracts with certain suppliers, pursuant to which we have agreed to a minimum purchase volume. In case of a purchase shortfall, such suppliers shall have the right to revise the price quota and component pricing or require us to compensate them for the shortfall.

Business Cooperation Contract with Nam An

On March 9, 2023, VinFast entered into a BCC with Nam An Investment and Trading Joint Stock Company (“Nam An”) for Nam An to provide VND5,875.0 billion ($248.9 million) of cooperation capital to fund the development and construction of VinFast’s automobile manufacturing facilities in Hai Phong. Funding by Nam An is subject to, among other things, Nam An completing its own funding arrangements. In consideration for the cooperation capital, Nam An would be entitled to receive (i) quarterly distributions of 1.5% of VinFast’s total revenue from sales of EVs in all markets in 2023 and (ii) quarterly distributions of 0.5% of VinFast’s total revenue from sale of EVs in all markets or 5.0% of VinFast’s gross profits in 2024 as determined by mutual agreement between the parties. The BCC has a term of 18 months from March 10, 2023, following which Nam An may receive the cooperation capital amount, or extend the agreement for an additional 18 months or convert the cooperation capital amount into a secured loan at a rate of interest to be mutually agreed based on market conditions at the time of conversion.

Material Indebtedness

The following discussion of our material borrowings should be read in conjunction with VinFast’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. For more information regarding VinFast’s loans and borrowings, see note 8 to the interim condensed consolidated financial statements of VinFast included elsewhere in this proxy statement/prospectus.

Indebtedness from Vingroup Affiliates

See “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Loans to VinFast Vietnam” and “VinFast’s Business—Corporate History and Structure—Reorganization.”

$310,000,000 Term Loan Facility

On November 8, 2019, we entered into a loan facility of up to $310,000,000 with the lender parties thereto, and Deutsche Bank AG, Singapore Branch, as facility agent and security agent. The facility matures on the date falling 60 months after the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.35% plus the three-month LIBOR until April 20, 2023, and after that date, at a rate per annum equal to the aggregate of 3.45% plus the three-month SOFR. The facility provides for a scheduled amortization in seven unequal installments.

Obligations in respect of the facility are guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. We are required to furnish our financial statements and a financial covenant compliance certificate. Covenants include ensuring a collateral cover ratio of at least one times when measured on a quarterly basis. Our collateral cover ratio in respect of loans totaling VND29,636.8 billion under this facility, the $400,000,000 term loan facility, the $200,000,000 term loan facility and the $950,000,000 Hermes covered term loan facility fell below the required ratio as of September 30, 2022 but was restored subsequently by Vingroup to meet the required ratio. See “Risk Factors—Risks Related to VinFast’s Business and Industry—VinFast will require significant additional capital to support business growth. VinFast expects to fund its capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in VinFast.” In addition, under this facility, Vingroup must maintain (i) a consolidated net total borrowings of less than 2.25 times its equity, as measured at the end of each 12-month period ending on the last day of each half of Vingroup’s financial year, or the measurement period; and (ii) a debt service cover ratio greater than 1.15 times for each measurement period. The facility also includes restrictions on, amongst others, change of business and domicile, restructuring, asset disposal, granting of financial indebtedness or guarantee, amendments to constitutional documents, arm’s length transaction, payment of dividends, debt service account, an onshore dividend account, use of proceeds from the loan, security perfection and valuation. In addition, we may not create any security interests on any of our assets, except where it is commercially reasonable to do so or, in respect of us and Vingroup, for the purpose of investing in, developing, expanding or growing certain permitted business. The facility contains customary voluntary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup ceases to have beneficial ownership of at least 30% of the voting shares in VinFast Vietnam or Vingroup ceases to have at least one representative on the board of directors of VinFast Vietnam. The facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any finance document or security document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

$400,000,000 Term Loan Facility

On April 12, 2018, we entered into a $400,000,000 term loan facility with the lender parties thereto, and Credit Suisse AG, Singapore Branch, as facility agent and security agent. The facility matured on the date falling 60 months after the first utilization date. Borrowings under the facility bore interest at a rate per annum equal to the aggregate of 3.5% plus the three-month LIBOR. Obligations in respect of the facility were guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion. We repaid this loan at its maturity date.

$200,000,000 Term Loan Facility

On December 10, 2021, we entered into a term loan facility of up to $200,000,000 with the lender parties thereto, and Credit Suisse AG, Singapore Branch, as facility agent and security agent. The facility matures on the date falling 60 months after the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.35% plus the three-month LIBOR until March 8, 2023, and after that date, at a rate per annum equal to the aggregate of 3.45% plus the three-month SOFR. The facility provides for a scheduled amortization in seven unequal installments.

Obligations in respect of the facility are guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion. The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. Covenants include ensuring a collateral cover ratio of at least one times when measured on a quarterly basis. As of December 31, 2022, our collateral cover ratio in respect of loans totaling VND2,290.6 billion ($97.1 million) under this facility was below the required ratio. The collateral cover ratio was subsequently restored by Vingroup to meet the required ratio. See “Risk Factors—Risks Related to VinFast’s Business and Industry—VinFast will require significant additional capital to support business growth. VinFast expects to fund its capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in VinFast.” In addition, under this facility, the facility contains other covenants, customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions that in each case are similar to the $310,000,000 Term Loan Facility described above.

$950,000,000 Hermes Covered Term Loan Facility

On September 25, 2018, we entered into a Hermes covered term loan facility of up to $950,000,000 with the lender parties thereto, and Credit Suisse AG, as facility agent and security agent. The facility matures 120 months from the earlier of (i) 24 months from the agreement date, and (ii) the issuance of the last of the final acceptance certificates for the supply of deliveries and services under our supply contracts with suppliers of parts for the construction of our manufacturing facility. Borrowings under the facility bear interest at a rate of 0.75% margin per annum plus the six-month LIBOR until March 13, 2023, and after that date, at a rate per annum equal to the aggregate of 1.18% plus the six-month SOFR.

Obligations in respect of the facility are guaranteed by Vingroup. Obligations under the facility are secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. We are required to furnish our financial statements and a financial covenant compliance certificate, and to ensure a collateral cover ratio of at least one times when measured on a quarterly basis. See “—$310,000,000 Term Loan Facility” and “Risk Factors—Risks Related to VinFast’s Business and Industry—VinFast will require significant additional capital to support business growth. VinFast expects to fund its capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in VinFast.” In addition, under this facility, Vingroup must also maintain (i) a consolidated net total borrowings of less than 2.25 times its equity, as measured at the end of each 12-month period ending on the last day of each half of Vingroup’s financial year, or the measurement period; and (ii) a debt service cover ratio greater than 1.15 times for each measurement period ending on or prior to the date falling 72 months from the date of the facility and greater than 1.20 times for each measurement period ending after the date falling 72 months from the date of the facility.

The facility contains customary prepayment terms and requires us to prepay outstanding amounts on the facility if (i) any obligation of Hermes under the Hermes guarantee ceases to be legal, valid, binding or enforceable or the Hermes Guarantee ceases to be in full force and effect, or (ii) Hermes avoids, rescinds, repudiates, suspends, cancels or terminates all or part of the Hermes guarantee or evidences in writing an intention to do so.

The facility contains customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions similar to the $310,000,000 Term Loan Facility described above.

$300,000,000 Term Loan Facility

On November 3, 2022, we entered into a loan facility of up to $300,000,000 with the lender parties thereto, and Deutsche Bank AG, Singapore Branch, as facility agent and security agent. Each loan obtained under the facility matures on either (i) the date falling 36 months from the date such loan was made, in the case such loan amounts to 50% of the total amount of loans borrowed, or (ii) the date falling 48 months from the date such loan was made. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 2.6% per annum and the term secured overnight financing rate administered by CME Group Benchmark Administration Limited as of a specified time and for a period equal in length to the term of such loan, or as otherwise determined in accordance with the agreement.

Obligations in respect of the facility are guaranteed by Vietnam Technological and Commercial Joint Stock Bank (“TCB”) and secured by a debt service reserve account.

The facility requires us to comply with a number of covenants, including furnishing our financial statements. The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup and Mr. Pham Nhat Vuong collectively cease to have beneficial ownership of more than 50% of our voting shares or cease to have the power to direct our management and policies or where we cease to control any of VinFast Manufacturing US, LLC or any subsidiary owning any of our manufacturing facilities in the U.S., or VinFast Auto LLC.

The facility also contains customary restrictions, representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to covenants or security, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness of our company, TCB, our subsidiaries or any of TCB’s significant subsidiaries, certain events of insolvency, bankruptcy and litigation, cessation of business, failure to meet the interest reserve requirement and failure of any finance document or security document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by the agreed finance documents.

$132,000,000 Green Financing Package

On October 21, 2022, we entered into a common terms agreement with the lender parties thereto and Asian Development Bank, as lead arranger for term loan facilities amounting up to $132.0 million.

Each of the ADB Facilities matures on the date falling seven years after its first utilization date. Borrowings under each facilities bear interest at a rate per annum equal to the aggregate of 3.6% per annum and the compounded secured overnight financing rate determined by the facility agent on a banking day during the term of the loan. The facilities are guaranteed by Vingroup and secured by mortgages over a debt service reserve account, an onshore dividend account and shares of Vinhomes and Vincom Retail Joint Stock Company held by Vingroup and/or Vingroup’s subsidiaries.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests and contains customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions that in each case are similar to the $310,000,000 Term Loan Facility described above.

2019 TCBS Bonds

We issued bonds in the principal amount of VND10,000 billion in 2019 through a private placement underwritten by Techcom Securities Joint Stock Company (“TCBS”). The bonds bore interest at a rate of (i) 10% per annum for the first four interest periods (i.e. the three-month periods from the issuance date through to the maturity date or the early redemption date) and (ii) the sum of 4% and the average savings deposit interest rate of Bank for Investment and Development of Vietnam (“BIDV”), Joint Stock Commercial Bank for Foreign Trade of Vietnam (“VCB”), Vietnam Joint Stock Commercial Bank of Industry and Trade (“VietinBank”) and TCB for each interest period thereafter. Obligations in respect of the bonds were guaranteed by Vingroup. The bonds matured in November and December 2022 and were fully repaid in 2022 using related party loans and available cash.

2021 TCBS Bonds

We issued bonds in the aggregate principal amount of VND11,500 billion in 2021 in a private placement through TCBS. The bonds have a maturity date of up to 36 months from the issuance date. The bonds have a coupon rate of (i) 9% to 9.25% per annum for the first four coupon periods (i.e., the three-month periods from the issuance date through to the maturity date or the early redemption date) and (ii) the sum of 3.9% to 3.8% and the average 12-month savings deposit interest rate of BIDV, VCB, VietinBank, and TCB for each interest period thereafter.

Obligations in respect of the bonds are guaranteed by Vingroup and secured by shares of a Vingroup subsidiary owned by Vingroup, all immovable, movable and property rights to a development project owned by Vinpearl Joint Stock Company (“Vinpearl”) and other assets.

The bonds require that we comply with a number of covenants in relation to payment and compliance with our obligations, disclosure obligations, maintenance of approvals and licenses, use of bond proceeds, provision of information in respect of us and Vingroup (including, amongst others, financial statements, litigation, restructuring, conversion of corporate form and change of major shareholders). Restrictive covenants are in relation to amendments to our charter, asset disposal, and change of control and restructuring that adversely affect the rights and benefits of bondholders. We are also required to maintain a ratio of the sum of total unpaid debts and value of outstanding bonds to total owners’ equity of no more than 20 times. If such ratio exceeds 20 times, the issuer may not pay any cash dividends until such ratio falls to 20 times or less.

We may redeem the bonds at any time after 12 months from the issuance date upon prior notice, subject to the bondholder’s consent for such early redemption. The bonds also provide for certain customary events of default, the occurrence of which would permit any bondholder to request the acceleration of all amounts due under the bonds and require us to redeem such amounts.

As of March 31, 2023, our collateral cover ratio was less than the required ratio specified. We subsequently restored the collateral cover ratio by adding additional assets into the collateral pursuant to the contractual agreements. As of June 15, 2023, we have completed administrative procedures with the relevant regulatory body to register the additional collaterals.

2022 TCBS Bonds

In 2022, we issued bonds in the aggregate principal amounts of VND2,000 billion and VND1,200 billion through TCBS. The bonds have a maturity date of up to 36 months from the issuance date. The bonds have a coupon rate of (i) 9.26% to 10.42% per annum for the first four coupon periods and (ii) the sum of 3.9% to 5% and the average 12-month savings deposit interest rate applicable to individual customers of BIDV, VCB, VietinBank and TCB for each interest period thereafter.

Obligations in respect of the bonds are guaranteed by Vingroup and secured by Vingroup shares owned by VIG and shares of a Vingroup subsidiary owned by Vingroup.

The bonds require that we comply with a number of covenants in relation to payment and compliance with our obligations, disclosure obligations, maintenance of approvals and licenses, use of bond proceeds, provision of information in respect of us, Vingroup and VIG (including, amongst others, financial statements, litigation, restructuring, conversion of corporate form and change of major shareholders). Restrictive covenants are in relation to amendments to our charter, asset disposal, and change of control and restructuring that adversely affect the rights and benefits of bondholders.

We may redeem the bonds at any time upon prior notice, subject to the bondholder’s consent for such early redemption. The bonds also provide for certain customary events of default, the occurrence of which would permit any bondholder to request the acceleration of all amounts due under the bonds and require us to redeem such amounts.

As of March 31, 2023, our collateral cover ratio was less than the required ratio specified. We subsequently restored the collateral cover ratio by adding additional assets into the collateral pursuant to the contractual agreements. As of June 15, 2023, we have completed administrative procedures with the relevant regulatory body to register the additional collaterals.

Off-Balance Sheet Commitments and Arrangements

As of March 31, 2023, we had bank guarantees of VND746.0 billion ($31.6 million) and undrawn lines of credit of VND379.3 billion ($16.1 million). The bank guarantees and letters of credit are used in purchase of machinery and equipment for our ordinary course operations.

Except as disclosed above, as of March 31, 2023, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Our management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates. The critical accounting policies and estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue recognition

Sales of vehicles (automobiles, e-scooters)

We identify the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by us. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles. From January 2022 onwards, we provide extended warranty (or, a “service-type warranty”) in addition to the standard manufacturer’s warranty for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. See “—Warranty provisions.” Contracts with customers may include lease and non-lease components, comprising various performance obligations. The total contract consideration is allocated to the separate lease components and non-lease components, which represent distinct performance obligations, based on the relative estimated standalone selling price in accordance with ASC 606, Revenue Recognition. We generally determine standalone selling prices based on observable price of the goods and services (i.e., actual selling prices of vehicles charged to customers). If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration that we expect to receive in exchange for transferring such goods or services to the customer (i.e., cost plus expected margin). Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements relating to these assumptions and estimates may impact revenue recognition. As for the extended warranty, we will recognize the deferred revenue over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, net of estimated sales incentives to distributors and customer sales incentives that we reasonably expect to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Exchange of used automobiles

Until December 2022, we operated a program in Vietnam under which we received used automobiles from certain customers in exchange for new automobiles. The fair value of such non-cash consideration received from the customers was used as part of the consideration and was offset with the transaction price of new automobiles and measured when we obtain control of the used automobiles.

We estimate the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand alone selling price of the used automobiles sold by us.

Interest support program

We offer an interest support program for customers who pay in installments for the products using bank loans. We pay the interest payable on the loans directly to the banks for a period of up to 24 months. The amount payable by us to the bank under the interest support program is treated as consideration payable to customer and deducted against revenue.

Sales of merchandise (automobiles, smartphones)

Proceeds from sales of automobiles and smartphones previously acquired for resale purpose are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Under contracts for sale of smartphones, the customer has the right to return defect products for cash refund. We use the most likely amount method to estimate the variable consideration arising from rights of return. As at the reporting date, management assesses that the right of return is unlikely to be exercised by the customers and thus no corresponding adjustments for right of return is recognized in the consolidated financial statements.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the good is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of maintenance services is recognized over time based on the level of work completion when the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before we transfer the related goods or services. Contract liabilities are recognized as revenue when we perform under the contract (i.e., transfers control of the related goods or services to the customer).

Warranty provisions

We provide a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. We accrue a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of future claims or peer benchmarking with other automakers. Warranty cost is recorded as a component of cost of sale in the consolidated statements of operations. We re-evaluate the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs. However, because we only commenced volume production of VinFast vehicles in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

The Company as a Lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

Leases are classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: (a) the lessor transfers ownership of the underlying asset to the lessee by the end of the lease term, (b) the lessor grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. We recognize all revenue and costs associated with the sales-type lease as “revenue from leasing activities” and “cost of leasing activities” upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein we recognize, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and we recognize variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

We have outstanding battery leases accounted for as operating lease and outstanding battery leases accounted as sales-type leases. Our operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both operating lease and sale-type lease of batteries have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to us. We consider a number of factors, including the technical useful lives of the EVs and batteries, useful lives of the EVs and the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, we allocate the consideration in the contract to the separate lease components and the non-lease components based on their relative standalone selling prices.

Fair value measurement

We apply ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.

•	Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative assets, other investments, long-term derivative assets, certain amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, certain amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, we use its valuation processes to decide its valuation policies and procedures and analyze changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

Impairment of long-lived assets

We evaluate our long-lived assets, including fixed assets, intangible assets with finite lives and right of use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value.

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and structures(*)	3 – 49 years
Machinery and equipment	3 –25 years
Leased-out EV batteries	10 years
Leased-out e-scooter batteries	3 –8 years
Vehicles	5 –12 years
Office equipment	3 –10 years

(*)	Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and the term of the related leases.

Freehold land is not depreciated.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations when the asset is derecognized. The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Construction in progress is included within property, plant and equipment and is not amortized until the related asset is ready for its intended use.

The useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Amortization of Intangible assets

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of operations in the expense category that is consistent with the function of the intangible assets.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

License	3 years and 2 months – 7 years
Software	3 – 8 years
Others	3 – 15 years

NRV of inventories

NRV is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Compensation expenses

We have estimated and made provisions for compensation expenses arising from the early termination of our contracts with suppliers of our ICE business as a result of our planned phase-out of our ICE business. Such estimation is based on the agreements and negotiations between us and the relevant suppliers. We remain in discussions with some of these suppliers to finalize the total amount of compensation payable.

Internal Control Over Financial Reporting

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of December 31, 2022 and for the year then ended, our management and our independent registered public accounting firm identified deficiencies that represented material weaknesses in our internal control over financial reporting. The material weaknesses identified relate to (i) insufficient comprehensive accounting policies and procedures to facilitate preparation of U.S. GAAP consolidated financial statements; and (ii) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately.

As a result of the foregoing, we developed several key remedial and improvement measures to strengthen our accounting operations and financial reporting functions. The measures that we have implemented and are implementing include:

•

we hired additional personnel with knowledge of, skills and experience in U.S. GAAP, to strengthen our accounting team’s capabilities and ensure that we comply with U.S. GAAP and SEC reporting requirements;

•

we continue to conduct regular and routine training programs and enhance procedures for the continuous review and updating of financial statements based on changes to accounting standards and regulations, including engaging third-party U.S. GAAP experts to provide routine updates on the U.S. GAAP reporting process, SEC reporting requirements and procedures and industry expertise in order to upskill our financial reporting and accounting personnel;

•

we established and continue to update clear roles and responsibilities for accounting and financial reporting staff across our company and to set specific qualitative indicators in relation to the closing of the general ledger and the preparation of financial statements to enhance the control layers around U.S. GAAP accounting entries and estimates;

•	we continue to develop our U.S. GAAP accounting policy manual for the Company’s accounting and financial reporting personnel which will govern recurring transactions and period-end close processes;

•

we are enhancing regular, periodic, separate and standalone components of the financial statements close processes, including in our overseas subsidiaries, incorporating procedures for the reconciliation of local generally accepted accounting principles and U.S. GAAP, to facilitate the preparation of U.S. GAAP consolidated financial statements;

•	we continue to integrate additional information fields into our SAP system to enhance the automation of the process for preparing financial statements under U.S. GAAP;

•

we are improving coordination between the accounting department and other related departments across the Group in pooling necessary information for preparation of complete and accurate financial statements in a timely and consistent manner and with well-established quality control protocols; and

•

we are enhancing the documenting process and testing control procedures used in the preparation of financial statements, with the guidance of external consulting firms, to comply with the requirements of Section 404 of the Sarbanes-Oxley Act by establishing process guidelines, information technology general control processes, entity-level controls a risk and control matrix and a guideline for evaluating the effectiveness of internal control over financial reporting.

We expect to complete the major steps of the remediation plan by the end of 2023. However, the material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

While we believe the steps taken to date and those planned for implementation will improve the effectiveness of our internal control over financial reporting, particularly enhancing our accounting policies and procedures for the preparation of U.S. GAAP consolidated financial statements and the knowledge, skills and experience of our financial reporting and accounting personnel in the application of U.S. GAAP and SEC rules, we are only in the process of implementing such remedial measures. Therefore, we will continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the material weaknesses described above and perform additional procedures prescribed by management. See “Risk Factors—Risks Related to VinFast’s Business and Industry—If VinFast fails to maintain an effective system of internal control over financial reporting in the future, it may not be able to accurately and timely report its financial condition, results of operations or cash flows, which may adversely affect investor confidence.”

Seasonality

In Vietnam, sales are generally higher in the two months before the Tet holiday, which is usually in December and January of the next year. Demand for new vehicles in Vietnam typically declines in July, which is the “ghost month” and between late January and early March following the Tet holiday, or Lunar New Year. Our limited operating history as an international EV manufacturer makes it difficult for us to judge the exact nature or extent of the impacts of seasonality on our business.

Inflation

Our functional and reporting currency is VND. We incur some of our revenues and expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries where we transact or conduct business, other than Vietnam, will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the VND, and we cannot assure you that we will not be adversely affected in the future. Inflation impacts our operating costs. A prolonged period of inflation could cause interest rates, fuel, wages, commodity prices, raw material costs, shipping and freight costs, labor costs and other costs to increase. For example, inflationary pressures in 2021 and 2022 increased our commodity, freight and raw material costs and the effects of inflation may have an adverse impact on these and other costs, margins and profitability in the future. We implement initiatives from time to time to alleviate inflationary pressures, such as flexible supply arrangements, including an index-based pricing mechanism and dual-supplier approach, advance purchase arrangements, localization of certain vehicle components and parts to leverage lower manufacturing and labor costs in Vietnam and our partnership with VinES to optimize battery costs. For more information, see “Risk Factors—Risks Related to VinFast’s Business and Industry—VinFast may be unable to adequately control the costs associated with its operations.”

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values related to financial instruments are subject to interest rate risk, foreign currency risk, liquidity risk and commodity price risk.

Interest rate risk

We are exposed to interest rate risk due to our debt obligations with floating interest rates. As of March 31, 2023, VND58,757.8 billion ($2,489.7 million), or 95.8% of our total debt had floating interest rates. We define “total debt” as the sum of our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties. We hedge a portion of this risk by entering into interest rate swaps for certain loans and borrowings. The recent rise in interest rates has led to increases in interest rates of our floating interest loans, leading to increases in finance costs. To manage this risk, we monitor market movements to select the appropriate time and terms to consider when entering into these interest rate swaps transactions.

As of March 31, 2023, the benchmark used in the majority of our floating rate loans was LIBOR (3M or 6M) plus a margin ranging from 0.75% to 3.5% per year or SOFR (3 M or 6 M) plus a margin ranging from 2.6% to 3.6% per year. An increase or decrease in the LIBOR of 0.05%, holding all other variables constant, would result in an approximately increase or decrease of VND27.3 billion in our net loss for the year ended December 31, 2021. An increase or decrease in the LIBOR of 1.5%, holding all other variables constant, would result in an increase or decrease in the fair value of cross currency interest rate swap derivative instruments of approximately VND254 billion or VND263.5 billion, respectively, in our net loss for the year ended December 31, 2022.

Foreign exchange risk

Our functional and reporting currency is Vietnamese Dong. We are exposed to foreign exchange risk in respect of our operating activities, including the import of some supplies and components used in the manufacture of our EVs, which includes the chassis, powertrain, and electrical and electronic parts, and our loans and borrowings denominated in non-VND currencies, in particular U.S. dollars. As of December 31, 2022 and March 31, 2023, 63.9% and 57.8% of our total debt (which consists of our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) were denominated in U.S. dollars, respectively, 35.9% and 42.2% were denominated in Vietnamese Dong, respectively, and 0.2% and nil was denominated in euros, respectively. Our exposure to foreign exchange risk will increase as revenue from the sales of EVs and the provision of related services in other markets, such as North America and Europe, which are denominated in foreign currencies, contribute a greater share of our revenue. We hedge a portion of this risk by entering into foreign exchange rates swap and foreign exchange forward contracts for certain loans and borrowings.

Liquidity risk

We are exposed to liquidity risk. We have managed this liquidity risk by arranging for long-term credit facilities with the banks, seeking financial support from Vingroup, including in the form of debt financing, corporate loan guarantees and capital contributions, or issuing long-term corporate bonds, to ensure that our outstanding loans and bonds will be repaid after we complete this Business Combination and roll out our EV business and expansion initiatives.

For more information, see “VinFast is a growth stage company that has a history of losses, negative cash flows from operating activities and negative working capital” and “VinFast will require significant additional capital to support business growth. VinFast expects to fund its capital requirements through additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and lead to dilution of your shareholding in VinFast” in “Risk Factors — Risks Related to VinFast’s Business and Industry.”

Commodity price risk

We utilize various commodities in the manufacture of our vehicles, including steel, aluminum and resin, while our battery suppliers, including VinES, also utilize such commodities in the production of battery cells. This exposes us, directly and indirectly, to commodity price risk, as commodity prices are subject to fluctuations due to various factors beyond our control, including market conditions, global demand for these materials and escalations of hostilities, such as the launch of a military action in Ukraine by Russia on February 24, 2022.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(aa) to our consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and Note 2(i) to our interim condensed consolidated financial statements as of March 31, 2023 and for the three months ended March 31, 2022 and 2023 included elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of VinFast and Black Spade adjusted to give effect to (i) the Transactions described under the sections “the Business Combination Agreement” and “Agreements in connection with the Business Combination Agreement,” (ii) the Gotion Investment which is described under the heading “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” and (iii) the ICE Production Phase-out, which is described under the heading “VinFast’s Business—Corporate History and Structure—Phase-out of ICE Vehicle Production.” The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included in these financial statements have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2023 combines the unaudited historical condensed consolidated balance sheet of VinFast as of March 31, 2023 with the unaudited historical condensed balance sheet of Black Spade as of March 31, 2023, as if the Transactions and the Gotion Investment had been completed on March 31, 2023.

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 combines the audited historical consolidated statements of operations of VinFast for the year ended December 31, 2022 with the audited historical statements of operations of Black Spade for the year ended December 31, 2022, as if the Transactions, the Gotion Investment and the ICE Production Phase-out had been completed on January 1, 2022.

The following unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 combines the unaudited historical condensed consolidated statements of operations of VinFast for the three months ended March 31, 2023 with the unaudited historical condensed statements of operations of Black Spade for the three months ended March 31, 2023, as if the Transactions, the Gotion Investment and the ICE Production Phase-out had been completed on January 1, 2022.

The historical financial information of Black Spade was derived from its audited historical financial statements for the year ended December 31, 2022 and its unaudited historical condensed financial statements for the three months ended March 31, 2023, included elsewhere in this proxy statement/prospectus. The historical financial information of VinFast was derived from its audited historical consolidated financial statements for the year ended December 31, 2022 and its unaudited historical condensed financial statements for the three months ended March 31, 2023, included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information and the accompanying notes should be read together with VinFast’s and Black Spade’s financial statements and related notes, the sections titled “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Black Spade’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.

The pro forma adjustments related to the Transactions and the Gotion Investment, which we refer to as the “Transactions Accounting Adjustments,” and the pro forma adjustments related to the ICE Production Phase-out, which we refer to as the “ICE Production Phase-out Accounting Adjustments,” collectively, are described in the notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma condensed combined statements of operations (i) are based on information currently available, (ii) are intended for informational purposes only, (iii) are not necessarily indicative of and do not purport to represent what our operating results would have been had the Transactions, the Gotion Investment and the ICE

Production Phase-out occurred as described or what our future operating results will be after giving effect to these events, and (iv) do not reflect all actions that may be undertaken by us after the Transactions, the Gotion Investment and the ICE Production Phase-out.

Description of the ICE Production Phase-out

Please refer to “VinFast’s Business—Corporate History and Structure—Phase-out of ICE Vehicle Production.”

Description of the Transactions

On May 12, 2023, Black Spade entered into the Business Combination Agreement with VinFast and Merger Sub, a wholly-owned subsidiary of VinFast. Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Black Spade, with Black Spade surviving the merger. As a result of the Merger, and upon consummation of the Merger and the other transactions entered into in connection with the Business Combination Agreement, Black Spade will become a wholly owned subsidiary of VinFast, with the securityholders of Black Spade becoming securityholders of VinFast. After the completion of the Transactions, VinFast’s shares and warrants are expected to trade on a Qualified Stock Exchange under the ticker symbol “VFS” and “VFSWW,” respectively and VinFast will become a publicly-listed entity.

Pursuant to the Business Combination Agreement and assuming the Share Consolidation has occurred, at the Effective Time (a) each share of Class A ordinary share of Black Spade outstanding immediately prior to the Effective Time will be converted into one VinFast ordinary share (b) each share of Class B ordinary share of Black Spade outstanding immediately prior to the Effective Time will be converted into one VinFast ordinary share, and (c) each Black Spade warrant outstanding immediately prior to the Effective Time will be assumed by VinFast and will become a VinFast warrant, with the number of VinFast ordinary shares underlying the VinFast warrants and the exercise price of such VinFast warrants subject to adjustment in accordance with the Business Combination Agreement in the event of a stock split, share dividend or distribution, or any change in VinFast’s share capital by reason of any recapitalization, reclassification, exchange of shares.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

•

Assuming No Redemptions: This presentation assumes that no Public Shareholders elect to have their Public Shares redeemed for cash in connection with the Transactions and there are no dissenting Shareholders.

•

Assuming 50% of the Maximum Redemptions: This presentation assumes a scenario where Public Shareholders exercise rights to redeem 8,450,000 Public Shares, which represents 50% of the number of BSAQ Class A Ordinary Shares subject to possible redemption.

•

Assuming Maximum Redemptions: This presentation assumes a scenario where Public Shareholders exercise rights to redeem Public Shares, which represents the maximum level of redemption that could occur without a failure to satisfy the condition to the obligation of VinFast and Merger Sub to consummate the Business Combination pursuant to the Business Combination Agreement, that Black Spade (as the surviving company of the merger) has net tangible assets of at least $5,000,001 upon consummation of the Business Combination, and the Backstop Amount is fully subscribed for as required by the Sponsor Support Agreement in the case where such Public Shares are redeemed.

Under the three scenarios of no redemptions, 50% of the maximum redemptions and maximum redemptions, the Business Combination will be accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with US GAAP.

Gotion Investment

On June 30, 2023, VinFast entered into an ordinary shares subscription agreement with Gotion (the “Ordinary Shares Subscription Agreement”) pursuant to which Gotion will subscribe for and purchase 15,000,000 ordinary shares at $10 per share for an aggregate purchase price of $150 million. Completion of the transaction is expected to occur after the Closing of the Business Combination and is subject to Gotion obtaining the necessary approvals from relevant governmental authorities and any other third parties for the outbound investment and other customary closing conditions. These approvals shall be obtained in accordance with the time frame specified in the Ordinary Shares Subscription Agreement.

Consideration

The following represents the aggregate merger consideration under the no redemptions, 50% of the maximum redemptions and maximum redemptions scenarios, assuming no VinFast warrants issued to Black Spade warrant holders in accordance with the Business Combination Agreement have been exercised and the Gotion Investment has been completed:

	Assuming No Redemptions		Assuming 50% of the Maximum Redemptions		Assuming Maximum Redemptions
	Purchase Price	Shares Issued	Purchase Price	Shares Issued	Purchase Price	Shares Issued
	(VND in millions)		(VND in millions)		(VND in millions)
Share Consideration to Black Spade	4,985,500	21,125,000	2,991,300	12,675,000	1,702,197	7,212,701
Gotion Investment	3,540,000	15,000,000	3,540,000	15,000,000	3,540,000	15,000,000

The value of ordinary shares is reflected at $10 per share, assuming the consummation of the expected Share Consolidation.

The following summarizes the unaudited pro forma VinFast ordinary shares outstanding under the no redemptions, 50% of the maximum redemptions and maximum redemptions scenarios, assuming no VinFast warrants issued to Black Spade warrant holders in accordance with the Business Combination Agreement have been exercised and the Gotion Investment has been completed:

	Assuming No Redemptions(1)		Assuming 50% of the Maximum Redemptions(1)		Assuming Maximum Redemptions(1)
	Number	%	Number	%	Number	%
Black Spade Public Shareholders
Public Shares(2)	16,900,000	0.7	8,450,000	0.4	487,701	0.0
	16,900,000	0.7	8,450,000	0.4	487,701	0.0
Sponsor and the other Initial Shareholders of Black Spade
Founder Shares(3)	4,225,000	0.2	4,225,000	0.2	4,225,000	0.2
	4,225,000	0.2	4,225,000	0.2	4,225,000	0.2
Backstop financing
Backstop shares(4)	—	0.0	—	0.0	2,500,000	0.1
	—	0.0	—	0.0	2,500,000	0.1
Gotion Investment
Gotion Investment shares	15,000,000	0.6	15,000,000	0.6	15,000,000	0.7
	15,000,000	0.6	15,000,000	0.6	15,000,000	0.7
Current VinFast Shareholders
Vingroup	1,185,010,424	50.7	1,185,010,424	50.9	1,185,010,424	51.0
VIG	769,989,498	33.0	769,989,498	33.1	769,989,498	33.2
Asian Star	345,000,076	14.8	345,000,076	14.8	345,000,076	14.9

	2,299,999,998	98.5	2,299,999,998	98.8	2,299,999,998	99.1
Total	2,336,124,998	100.0	2,327,674,998	100.0	2,322,212,699	100.0

Notes:

(1)

The share amounts and ownership percentages set forth above are not indicative of voting percentages. Excludes the potential dilutive effect of any VinFast warrants outstanding, earnout shares issued after the Closing or equity awards that may be granted under the VinFast Award Plan. If the actual facts are different than the assumptions set forth above, the share amounts and percentage ownership numbers set forth above will be different. In the case of maximum redemptions, Black Spade shall not redeem Public Shares in an amount that would cause Black Spade’s net tangible assets to be less than US$5,000,001 following such redemptions unless the Articles Amendment Proposal is approved and the BCA NTA Condition is waived by VinFast and Merger Sub.

(2)	Represents the issuance of VinFast ordinary shares to Public Shareholders, in the cases of no redemptions, 50% of the maximum redemptions, and maximum redemptions.
(3)

Represents the issuance of VinFast ordinary shares to the Sponsor and the other Initial Shareholders of Black Spade, in the cases of no redemptions, 50% of the maximum redemptions, and maximum redemptions.

(4)	Represents the issuance of VinFast ordinary shares in relation to the Backstop Amount in the case of maximum redemptions.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2023

(in VND million)

			Transactions - Scenario 1 No Redemptions				Transactions - Scenario 2 50% of the Maximum Redemptions				Transactions - Scenario 3 Maximum Redemptions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments			Pro Forma Combined	Accounting Adjustments			Pro Forma Combined	Accounting Adjustments			Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,740,797	6,735	7,628,982	(a	)	11,376,514	5,584,491	(a	)	9,332,023	4,248,000	(a	)	7,995,532
Trade receivables	438,020	—	—			438,020	—			438,020	—			438,020
Advances to suppliers	7,227,547	—	—			7,227,547	—			7,227,547	—			7,227,547
Inventories, net	24,779,582	—	—			24,779,582	—			24,779,582	—			24,779,582
Short-term prepayments and other receivables	6,691,670	4,892	—			6,696,562	—			6,696,562	—			6,696,562
Short-term derivative assets	447,685	—	—			447,685	—			447,685	—			447,685
Current net investment in sales-type lease	6,537	—	—			6,537	—			6,537	—			6,537
Short-term investments	3,883	—	—			3,883	—			3,883	—			3,883
Short-term amounts due from related parties	465,563	—	—			465,563	—			465,563	—			465,563
Assets classified as held for sale	354,701	—	—			354,701	—			354,701	—			354,701

Total current assets	44,155,985	11,627	7,628,982			51,796,594	5,584,491			49,752,103	4,248,000			48,415,612

NON-CURRENT ASSETS
Investments held in the Trust Account	—	4,088,982	(4,088,982)	(b	)	—	(4,088,982)	(b	)	—	(4,088,982)	(b	)	—
Property, plant and equipment, net	61,412,516	—	—			61,412,516	—			61,412,516				61,412,516
Intangible assets, net	1,537,757	—	—			1,537,757	—			1,537,757				1,537,757
Goodwill	272,203	—	—			272,203	—			272,203				272,203
Operating lease right-of-use assets	7,318,172	—	—			7,318,172	—			7,318,172				7,318,172
Long-term derivative assets	289,322	—	—			289,322	—			289,322				289,322
Long-term advances to suppliers	29,082	—	—			29,082	—			29,082				29,082
Long-term prepayments	36,034	—	—			36,034	—			36,034				36,034
Non-current net investment in sales-type lease	134,914	—	—			134,914	—			134,914				134,914
Long-term amounts due from related parties	48,073	—	—			48,073	—			48,073				48,073
Other non-current assets	4,858,978	—	—			4,858,978	—			4,858,978				4,858,978

Total non-current assets	75,937,051	4,088,982	(4,088,982)			75,937,051	(4,088,982)			75,937,051	(4,088,982)			75,937,051

TOTAL ASSETS	120,093,036	4,100,609	3,540,000			127,733,645	1,495,509			125,689,154	159,018			124,352,663

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (continued)

As of March 31, 2023

(in VND million)

			Transactions - Scenario 1 No Redemptions				Transactions - Scenario 2 50% of the Maximum Redemptions				Transactions - Scenario 3 Maximum Redemptions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments			Pro Forma Combined	Accounting Adjustments			Pro Forma Combined	Accounting Adjustments			Pro Forma Combined
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	20,111,690	—	—			20,111,690	—			20,111,690	—			20,111,690
Trade payables and short-term accruals	29,465,147	64,592	301,656	(d	)	29,831,395	301,656	(d	)	29,831,395	301,656	(d	)	29,831,395
Deposits and down-payment from customers	1,218,830	—	—			1,218,830	—			1,218,830	—			1,218,830
Short-term deferred revenue	116,287	—	—			116,287	—			116,287	—			116,287
Other current liabilities	4,177,312	—	—			4,177,312	—			4,177,312	—			4,177,312
Current operating lease liabilities	1,454,937	—	—			1,454,937	—			1,454,937	—			1,454,937
Amounts due to related parties	27,006,774	393	—			27,007,167	—			27,007,167	—			27,007,167
Note payable - Sponsor	—	3,071	(3,071)	(e	)	—	(3,071)	(e	)	—	(3,071)	(e	)	—

Total current liabilities	83,550,977	68,056	298,585			83,917,618	298,585			83,917,618	298,585			83,917,618

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	41,237,310	—	—			41,237,310	—			41,237,310	—			41,237,310
Long-term financial liability	15,446,200	—	—			15,446,200	—			15,446,200	—			15,446,200
Derivative warrant liabilities	—	34,999	—			34,999	—			34,999	—			34,999
Deferred underwriting commission	—	139,594	(139,594)	(f	)	—	(139,594)	(f	)	—	(139,594)	(f	)	—
Other non-current liabilities	5,745,628	—	—			5,745,628	—			5,745,628	—			5,745,628
Non-current operating lease liabilities	5,309,454	—	—			5,309,454	—			5,309,454	—			5,309,454
Long-term deferred revenue	523,538	—	—			523,538	—			523,538	—			523,538
Deferred tax liabilities	947,420	—	—			947,420	—			947,420	—			947,420
Long-term accruals	3,406	—	—			3,406	—			3,406	—			3,406
Amounts due to related parties	18,139,211	—	27,140	(e	)	18,166,351	27,140	(e	)	18,166,351	27,140	(e	)	18,166,351

Total non-current liabilities	87,352,167	174,593	(112,454)			87,414,306	(112,454)			87,414,306	(112,454)			87,414,306

MEZZANINE EQUITY

Black Spade’s Class A ordinary shares subject to possible redemption; 16,900,000 shares (at redemption value)	—	4,088,982	(4,088,982)	(g	)	—	(4,088,982)	(g	)	—	(4,088,982)	(g	)	—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (continued)

As of March 31, 2023

(in VND million)

			Transactions - Scenario 1 No Redemptions				Transactions - Scenario 2 50% of the Maximum Redemptions				Transactions - Scenario 3 Maximum Redemptions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments			Pro Forma Combined	Accounting Adjustments			Pro Forma Combined	Accounting Adjustments			Pro Forma Combined

SHAREHOLDERS’ DEFICIT:

VinFast’s ordinary shares (2,412,852,458 shares issued and outstanding; 2,299,999,998 shares for pro forma (unaudited))	871,021	—	4,985,500	(h	)	9,396,521	2,991,300	(h	)	7,402,321	1,702,197	(h	)	6,113,218

			3,540,000	(l	)		3,540,000	(l	)		3,540,000	(l	)
Black Spade’s Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 4,225,000 shares issued and outstanding	—	10	(10)	(i	)	—	(10)	(i	)	—	(10)	(i	)	—
Accumulated losses	(141,271,538)	(231,032)	231,032	(k	)	(141,271,538)	231,032	(k	)	(141,271,538)	231,032	(k	)	(141,271,538)
Additional paid-in capital	12,311,667	—	(1,313,671)	(j	)	10,997,996	(1,363,962)	(j	)	10,947,705	(1,411,350)	(j	)	10,900,317
Other comprehensive loss	(122,889)	—	—			(122,889)	—			(122,889)	—			(122,889)

Deficit attributable to equity holders of the parent	(128,211,739)	(231,022)	7,442,851			(120,999,910)	5,398,360			(123,044,401)	4,061,869			(124,380,892)
Non-controlling interests	77,401,631	—	—			77,401,631	—			77,401,631	—			77,401,631

Total deficit	(50,810,108)	(231,022)	7,442,851			(43,598,279)	5,398,360			(45,642,770)	4,061,869			(46,979,261)

TOTAL DEFICIT AND LIABILITIES	120,093,036	4,100,609	3,540,000			127,733,645	1,495,509			125,689,154	159,018			124,352,663

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the year ended December 31, 2022

(in VND million, except share and per share data)

		ICE Production Phase-out				Transactions - Scenario 1 No Redemptions			Transactions - Scenario 2 50% of the Maximum Redemptions			Transactions - Scenario 3 Maximum Redemptions
	VinFast (Historical)	Accounting Adjustments		Pro forma VinFast	Black Spade (Historical)	Accounting Adjustments		Pro Forma Combined	Accounting Adjustments		Pro Forma Combined	Accounting Adjustments		Pro Forma Combined
Revenues
Sales of vehicles	12,391,500	(6,611,355)	(aa)	5,780,145	—	—		5,780,145	—		5,780,145	—		5,780,145
Sales of merchandise	112,206	—		112,206	—	—		112,206	—		112,206	—		112,206
Sales of spare parts and components	2,072,628	(187,198)	(aa)	1,885,430	—	—		1,885,430	—		1,885,430	—		1,885,430
Rendering of services	222,732	—		222,732	—	—		222,732	—		222,732	—		222,732
Rental income
Revenue from leasing activities	166,525	—		166,525	—	—		166,525	—		166,525	—		166,525

Revenues	14,965,591	(6,798,553)		8,167,038				8,167,038			8,167,038			8,167,038
Cost of vehicles sold	(24,660,149)	10,230,141	(aa)	(14,430,008)	—	—		(14,430,008)	—		(14,430,008)	—		(14,430,008)
Cost of merchandise sold	(151,353)	—		(151,353)	—	—		(151,353)	—		(151,353)	—		(151,353)
Cost of spare parts and components sold	(1,869,084)	182,284	(aa)	(1,686,800)	—	—		(1,686,800)	—		(1,686,800)	—		(1,686,800)
Cost of rendering services	(389,635)	—		(389,635)	—	—		(389,635)	—		(389,635)	—		(389,635)
Cost of leasing activities	(162,275)	—		(162,275)	—	—		(162,275)	—		(162,275)	—		(162,275)

Cost of sales	(27,232,496)	10,412,425		(16,820,071)	—	—		(16,820,071)	—		(16,820,071)	—		(16,820,071)

Gross loss	(12,266,905)	3,613,872		(8,653,033)	—	—		(8,653,033)	—		(8,653,033)	—		(8,653,033)
Operating expenses:
Research and development costs	(19,939,898)	164,678	(bb)	(19,775,220)	—	—		(19,775,220)	—		(19,775,220)	—		(19,775,220)
Selling and distribution costs	(5,213,739)	430,905	(cc)	(4,782,834)	—	—		(4,782,834)	—		(4,782,834)	—		(4,782,834)
Administrative expenses	(4,010,012)	—		(4,010,012)	(77,562)	58,406	(gg)	(4,029,168)	58,406	(gg)	(4,029,168)	58,406	(gg)	(4,029,168)
Compensation expenses	(109,431)	(157,349)	(dd)	(266,780)	—	—		(266,780)	—		(266,780)	—		(266,780)
Net other operating expenses	(716,379)	—		(716,379)	—	—		(716,379)	—		(716,379)	—		(716,379)

Operating loss	(42,256,364)	4,052,106		(38,204,258)	(77,562)	58,406		(38,223,414)	58,406		(38,223,414)	58,406		(38,223,414)
Finance income	88,060	—		88,060	—	—		88,060	—		88,060	—		88,060
Finance costs	(7,959,840)	—		(7,959,840)	—	—		(7,959,840)	—		(7,959,840)	—		(7,959,840)
Net gain on financial instruments at fair value through profit or loss	1,226,012	—		1,226,012	290,121	—		1,516,133	—		1,516,133	—		1,516,133
Change in fair value of note payable—Sponsor	—	—		—	13,313	(13,313)	(hh)	—	(13,313)	(hh)	—	(13,313)		—
Income earned on Investments held in Trust Account	—	—		—	57,414	(57,414)	(ii)	—	(57,414)	(ii)	—	(57,414)		—

Loss before income tax expense	(48,902,132)	4,052,106		(44,850,026)	283,286	(12,321)		(44,579,061)	(12,321)		(44,579,061)	(12,321)		(44,579,061)
Tax expense	(946,738)	—	(ee)	(946,738)	—	—		(946,738)	—		(946,738)	—		(946,738)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS (continued)

For the year ended December 31, 2022

(in VND million, except share and per share data)

		ICE Production Phase-out				Transactions - Scenario 1 No Redemptions		Transactions - Scenario 2 50% of the Maximum Redemptions		Transactions - Scenario 3 Maximum Redemptions
	VinFast (Historical)	Accounting Adjustments		Pro forma VinFast	Black Spade (Historical)	Accounting Adjustments	Pro Forma Combined	Accounting Adjustments	Pro Forma Combined	Accounting Adjustments	Pro Forma Combined
Net loss for the year	(49,848,870)	4,052,106		(45,796,764)	283,286	(12,321)	(45,525,799)	(12,321)	(45,525,799)	(12,321)	(45,525,799)

Net loss attributable to non-controlling interest	(65,075)	4,052	(ff)	(61,023)	—	—	(61,023)	—	(61,023)	—	(61,023)

Net loss attributable to controlling interest	(49,783,795)	4,048,054		(45,735,741)	283,286	(12,321)	(45,464,776)	(12,321)	(45,464,776)	(12,321)	(45,464,776)

Weighted-average VinFast’s ordinary shares outstanding, basic and diluted	2,411,812,478			2,411,812,478			2,336,124,998		2,327,674,998		2,322,212,699
Net loss per share attributable to VinFast’s ordinary shareholders, basic and diluted (VND)	(20,642)			(18,964)			(19,462)		(19,532)		(19,578)
Weighted-average Black Spade’s redeemable Class A Ordinary Shares subject to possible redemption, basic and diluted					16,900,000
Basic and diluted net income per share of Black Spade’s redeemable Class A ordinary shares subject to possible redemption (VND)					13,435
Weighted-average Black Spade’s non-redeemable Class B ordinary shares outstanding, basic and dilute					4,225,000
Basic and diluted net income per share of Black Spade’s non-redeemable Class B ordinary shares (VND)					13,435

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the three months ended March 31, 2023

(in VND million, except share and per share data)

			Transactions - Scenario 1 No Redemptions			Transactions - Scenario 2 50% of the Maximum Redemptions			Transactions - Scenario 3 Maximum Redemptions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments		Pro Forma Combined	Accounting Adjustments		Pro Forma Combined	Accounting Adjustments		Pro Forma Combined
Revenues
Sales of vehicles	1,536,619	—	—		1,536,619	—		1,536,619	—		1,536,619
Sales of merchandise	38,269	—	—		38,269	—		38,269	—		38,269
Sales of spare parts and components	191,545	—	—		191,545	—		191,545	—		191,545
Rendering of services	74,721	—	—		74,721	—		74,721	—		74,721
Rental income
Revenue from leasing activities	130,472	—	—		130,472	—		130,472	—		130,472

Revenues	1,971,626	—	—		1,971,626	—		1,971,626	—		1,971,626

Cost of vehicles sold	(5,239,219)	—	—		(5,239,219)	—		(5,239,219)	—		(5,239,219)
Cost of merchandise sold	(38,533)	—	—		(38,533)	—		(38,533)	—		(38,533)
Cost of spare parts and components sold	(180,873)	—	—		(180,873)	—		(180,873)	—		(180,873)
Cost of rendering services	(173,466)	—	—		(173,466)	—		(173,466)	—		(173,466)
Cost of leasing activities	(148,305)	—	—		(148,305)	—		(148,305)	—		(148,305)

Cost of sales	(5,780,396)	—	—		(5,780,396)	—		(5,780,396)	—		(5,780,396)

Gross loss	(3,808,770)	—	—		(3,808,770)	—		(3,808,770)	—		(3,808,770)
Operating expenses
Research and development costs	(5,007,703)	—	—		(5,007,703)	—		(5,007,703)	—		(5,007,703)
Selling and distribution costs	(1,277,857)	—	—		(1,277,857)	—		(1,277,857)	—		(1,277,857)
Administrative expenses	(1,103,843)	(11,750)	5,283	(gg)	(1,110,310)	5,283	(gg)	(1,110,310)	5,283	(gg)	(1,110,310)
Net other operating income	55,900	—	—		55,900	—		55,900	—		55,900

Operating loss	(11,142,273)	(11,750)	5,283		(11,148,740)	5,283		(11,148,740)	5,283		(11,148,740)
Finance income	15,213	—	—		15,213	—		15,213	—		15,213
Finance costs	(2,322,862)	—	—		(2,322,862)	—		(2,322,862)	—		(2,322,862)
Net gain on financial instruments at fair value through profit or loss	(671,463)	(17,476)	—		(688,939)	—		(688,939)	—		(688,939)
Change in fair value of note payable—Sponsor	—	10,725	(10,725	)(hh)	—	(10,725	)(hh)	—	(10,725	)(hh)	—
Income earned on Investments held in Trust Account	—	42,874	(42,874	)(ii)	—	(42,874	)(ii)	—	(42,876	)(ii)	—

Loss before income tax expense	(14,121,385)	24,373	(48,316)		(14,145,328)	(48,316)		(14,145,328)	(48,316)		(14,145,328)
Tax income	560	—	—		560	—		560	—		560

Net loss for the period	(14,120,825)	24,373	(48,316)		(14,144,768)	(48,316)		(14,144,768)	(48,316)		(14,144,768)

Net loss attributable to non-controlling interest	(27,621)	—	—		(27,621)	—		(27,621)	—		(27,621)

Net loss attributable to controlling interest	(14,093,204)	24,373	(48,316)		(14,117,147)	(48,316)		(14,117,147)	(48,316)		(14,117,147)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS (continued)

For the three months ended March 31, 2023

(in VND million, except share and per share data)

			Transactions - Scenario 1 No Redemptions		Transactions - Scenario 2 50% of the Maximum Redemptions		Transactions - Scenario 3 Maximum Redemptions
	VinFast (Historical)	Black Spade (Historical)	Accounting Adjustments	Pro Forma Combined	Accounting Adjustments	Pro Forma Combined	Accounting Adjustments	Pro Forma Combined
Weighted-average VinFast’s ordinary shares outstanding, basic and diluted	2,412,852,458			2,336,124,998		2,327,674,998		2,322,212,699
Net loss per share attributable to VinFast’s ordinary shareholders, basic and diluted (VND)	(5,841)			(6,043)		(6,065)		(6,079)
Weighted-average Black Spade’s redeemable Class A Ordinary Shares subject to possible redemption, basic and diluted		16,900,000
Basic and diluted net income per share of Black Spade’s redeemable Class A ordinary shares subject to possible redemption (VND)		1,178
Weighted-average Black Spade’s non-redeemable Class B ordinary shares outstanding, basic and diluted		4,225,000
Basic and diluted net income per share of Black Spade’s non-redeemable Class B ordinary shares (VND)		1,178

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions, the Gotion Investment and the ICE Production Phase-out and has been prepared for informational purposes only.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

VinFast and Black Spade did not have any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023, assumes that the Transactions and the Gotion Investment occurred on March 31, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 and for the three months ended March 31, 2023, presents the pro forma effects of the Transactions, the Gotion Investment and the ICE Production Phase-out as if they had been completed on January 1, 2022.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•	Black Spade’s unaudited condensed balance sheet as of March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus; and

•	VinFast’s unaudited condensed consolidated balance sheet as of March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed statements of operations for the year ended December 31, 2022 and for the three months ended March 31, 2023 have been prepared using, and should be read in conjunction with, the following:

•

Black Spade’s audited statements of operations for the year ended December 31, 2022 and unaudited condensed statements of operations for the three months ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus; and

•

VinFast’s audited consolidated statements of operations for the year ended December 31, 2022 and unaudited condensed consolidated statements of operations for the three months ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

The historical financial statements of Black Spade have been translated into VND, from Black Spade’s reporting currency of United States dollars ($) using a published exchange rate of:

•	the period-end exchange rate as of March 31, 2023 of $1.00 to 23,600 for the unaudited balance sheet;

•	the average exchange rate for the year ended December 31, 2022 of $1.00 to 23,570 for the audited statements of operations for the year ended December 31, 2022; and

•	the average exchange rate for the three months ended March 31, 2023 of $1.00 to 23,569 for the unaudited condensed statements of operations for the three months ended March 31, 2023.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions, the Gotion Investment and the ICE Production Phase-out.

The pro forma adjustments reflecting the consummation of the Transactions, the Gotion Investment and the ICE Production Phase-out are based on certain currently available information and certain assumptions and methodologies that VinFast believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. VinFast believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions, the Gotion Investment and the ICE Production Phase-out based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions, the Gotion Investment and the ICE Production Phase-out taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Business Combination company. They should be read in conjunction with the historical financial statements and notes thereto of Black Spade and VinFast.

2. Accounting Policies

Upon consummation of the Transactions, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Business Combination company following the Transactions.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions, the Gotion Investment and the ICE Production Phase-out and has been prepared for informational purposes only. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Company upon consummation of the Transactions. Black Spade and VinFast have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of VinFast’s shares outstanding, assuming the Transactions, the Gotion Investment and the ICE Production Phase-out occurred on January 1, 2022.

ICE Production Phase-Out

The ICE Production Phase-out event was completed in 2022, thus it was reflected in VinFast’s audited consolidated balance sheet as of December 31, 2022.

The impacts from the ICE Production Phase-out event have been included in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2022 as follows:

(aa)

Reflects the exclusion of revenue and direct cost of goods sold associated with the sale of ICE vehicles and related spare parts and components as reported in the historical financial statements of VinFast for the year ended December 31, 2022 under the assumption that the ICE Production Phase-out event occurred on January 1, 2022 and all ICE production activities ceased from that date.

(bb)

Reflects the exclusion of R&D expenses related to ICE vehicles as reported in the historical financial statements of VinFast for the year ended December 31, 2022 under the assumption that the ICE Production Phase-out event occurred on January 1, 2022 and R&D expenses relating to ICE vehicles would not be incurred after the transfer date. The ICE Production Phase-out accounting adjustments are made to exclude: (1) the R&D expenses specifically related to ICE vehicles and (2) the specific ED&D parts/contracts related only to ICE vehicles. No adjustments are made for recurring R&D expenses, such as laboratory expense (including payroll) and ED&D parts/contracts which were incurred for ICE vehicles, where these resources can be repurposed for or reallocated to EV production after the cessation of ICE vehicle production activities.

(cc)

Reflects the exclusion of VND430.9 billion in selling and distribution costs directly incurred with respect to sales of ICE vehicles (e.g., direct logistic expenses, promotion and advertisement expenses, warranty expenses relating to the extension of the ICE warranty policy for all ICE cars sold between 2019 and 2021 and to the earlier of 10 years or the first 200,000 kilometers) as reported in the historical financial statements of VinFast as of and for the year ended December 31, 2022 under the assumption that the ICE

Production Phase-out event occurred on January 1, 2022 and selling and distribution costs relating to ICE vehicles will not be incurred after the transfer date. No adjustments are made for recurring selling and distribution costs, such as salary expenses and rental fees which were incurred for ICE vehicles, where these resources can be repurposed/reallocated for EV production after the cessation of ICE vehicle production activities.

(dd)

Reflects the exclusion of the compensation settlement with suppliers in relation to the cessation of ICE vehicles production, which is considered a material non-recurring item arising from the ICE Production Phase-out event. Under the assumption that the ICE Production Phase-out event occurred on January 1, 2022, we do not expect such costs to be recurring.

(ee)

The income taxes from the ICE Assets Disposal are incurred on the basis of local Vietnam GAAP taxable income. Since VinFast has accumulated tax losses which can be used to offset the taxable income from the ICE Assets Disposal, we are not expected to incur any income tax liabilities in connection with the disposal of the ICE Assets. Accordingly, no pro forma adjustments related to income tax liabilities are included with regard to the transfer of assets under the ICE Assets Disposal. Furthermore, VinFast’s audited consolidated statements of operations and VinFast’s subsidiaries for the year ending December 31, 2022 were under a loss making position and did not incur any income tax expenses related to ICE production activities. Accordingly, no pro forma adjustments related to tax expense exclusion are considered to be necessary.

The post-Business Combination company does not file a consolidated tax return and both Black Spade and the Merger Sub are Cayman Islands companies that are tax exempted, hence the Company concluded that no pro forma adjustments are necessary.

(ff)	Reflects the impact of excluding income and expense related to the cessation of ICE activities as mentioned above to net loss attributable to non-controlling interest.

The Transactions and the Gotion Investment

The Transactions Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023 are as follows:

(a)	Represents pro forma adjustments to cash and cash equivalents to reflect in the case of no redemptions the following:

	in VND million
Reclassification of Investments held in the Trust Account	4,088,982	(b	)
Proceeds from Gotion Investment	3,540,000	(l	)
	7,628,982	(a	)

Represents pro forma adjustments to cash and cash equivalents to reflect in the case of 50% of the maximum redemptions the following:

	in VND million
Reclassification of Investments held in the Trust Account	4,088,982	(b	)
The payment to redeem Public Shares held by Public Shareholders	(2,044,491)	(b	)
Proceeds from Gotion Investment	3,540,000	(l	)
	5,584,491	(a	)

Represents pro forma adjustments to cash and cash equivalents to reflect in the case of maximum redemptions the following:

	in VND million
The Backstop Amount and the remaining Investments held in the Trust Account	708,000	(c	)
Proceeds from Gotion Investment	3,540,000	(l	)
	4,248,000	(a	)

(b)

Reflects the reclassification of $173.3 million (VND4,088,982 million) of investments held in the Trust Account that becomes available following the Transactions in the case of no redemptions, or the reclassification of $173.3 million (VND4,088,982 million) of investments held in the Trust Account that becomes available following the Transactions less the payment of $86.7 million (VND2,044,491 million) to redeem public shares held by the Public Shareholders in the case of 50% of the maximum redemptions, or the payment to redeem Public Shares held by Public Shareholders and the reclassification of the remaining investment held in the Trust Account in the case of maximum redemptions.

(c)

Reflects the Backstop Amount and the reclassification of the remaining investments held in the Trust Account in the case of maximum redemptions for total of $30 million (VND708,000 million) in connection with the Transactions.

(d)

Reflects the transaction costs of approximately $15.5 million (VND366,248 million) payable by VinFast in connection with the Transactions less the payment of Black Spade’s outstanding payables by the Sponsor (VND64,592 million).

(e)

Reflects the conversion of the unsecured promissory notes issued by Black Spade to the Sponsor into an interest-free loan from the Sponsor to VinFast, with an aggregate face value of $1.15 million (VND27,140 million) in connection with the Transactions.

(f)	Reflects the reversal of deferred underwriting commission which will be forfeited in connection with the Transactions.

(g)

Reflects the reclassification of $173.3 million (VND4,088,982 million) of Black Spade’s Class A ordinary shares subject to possible redemption to permanent equity after being converted into VinFast ordinary share, in the case of no redemptions, or the redeemed value of $86.7 million (VND2,044,491 million) of Black Spade’s Class A ordinary shares subject to possible redemption and the reclassification of the remaining $86.7 million (VND2,044,491 million) of Black Spade’s Class A ordinary shares subject to possible redemption to permanent equity after being converted into VinFast ordinary shares, in the case of 50% of the maximum redemptions, or the redeemed value of Black Spade’s Class A ordinary shares subject to possible redemption and the reclassification of remaining Black Spade’s Class A ordinary shares subject to possible redemption to permanent equity after being converted into VinFast ordinary shares in the case of maximum redemptions.

(h)

Reflects the share consideration of $211.3 million (VND4,985,500 million) from the issuance of 21,125,000 VinFast ordinary shares at $10 per share, in the case of no redemptions, or the share consideration of $126.8 million (VND2,991,300 million) from the issuance of 12,675,000 VinFast ordinary shares at $10 per share, in the case of 50% of the maximum redemptions, or the share consideration of $72.1 million (VND1,702,197 million) from the issuance of 7,212,701 VinFast ordinary shares at $10 per share, in the case of maximum redemptions.

(i)	Reflects the reclassification of $422 (VND10 million) of Black Spade’s Class B ordinary shares to permanent equity after the being converted to VinFast ordinary shares.

(j)	Represents pro forma adjustments to additional paid-in capital to reflect in the case of no redemptions the following:

	in VND million
Share consideration of VinFast ordinary shares	(4,985,500)	(h	)
Transaction costs incurred	(301,656)	(d	)
The conversion of the unsecured promissory notes	(24,069)	(e	)
The reversal of deferred underwriting commission	139,594	(f	)
Reclassification of Black Spade’s Class A ordinary shares subject to possible redemption	4,088,982	(g	)
Reclassification of Black Spade’s Class B ordinary shares	10	(i	)
Elimination of Black Spade’s accumulated losses	(231,032)	(k	)

Additional paid-in capital	(1,313,671)	(j	)

Represents pro forma adjustments to additional paid-in capital to reflect in the case of 50% of the maximum redemptions the following:

	in VND million
Share consideration of VinFast ordinary shares	(2,991,300)	(h	)
Transaction costs incurred	(301,656)	(d	)
The conversion of the unsecured promissory notes	(24,069)	(e	)
The reversal of deferred underwriting commission	139,594	(f	)
Reclassification of Black Spade’s Class A ordinary shares subject to possible redemption	2,044,491	(g	)
Reclassification of Black Spade’s Class B ordinary shares	10	(i	)
Elimination of Black Spade’s accumulated losses	(231,032)	(k	)

Additional paid-in capital	(1,363,962)	(j	)

Represents pro forma adjustments to additional paid-in capital to reflect in the case of maximum redemptions the following:

	in VND million
Share consideration of VinFast’s ordinary shares	(1,702,197)	(h	)
Transaction costs incurred	(301,656)	(d	)
The conversion of the unsecured promissory notes	(24,069)	(e	)
The reversal of deferred underwriting commission	139,594	(f	)
The Backstop Amount and the remaining investments held in the Trust Account	708,000	(a	)
Reclassification of Black Spade’s Class B ordinary shares	10	(i	)
Elimination of Black Spade’s accumulated losses	(231,032)	(k	)

Additional paid-in capital	(1,411,350)	(j	)

(k)	Reflects the elimination of Blake Spade’s historical accumulated losses into additional paid-in capital.

(l)

Reflects the cash consideration equal to the aggregate subscription price of $150 million from the issuance of 15,000,000 ordinary shares of VinFast at $10 per share to Gotion in a private placement pursuant to the Ordinary Shares Subscription Agreement.

The Transactions Accounting Adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 and for the three months ended March 31, 2023 are as follows:

(gg)

Reflects the exclusion of material non-recurring expenses (i.e., professional fees which are not required by the Business Combination Agreement) assumed to be paid by the Sponsor on January 1, 2022, in accordance with the Article 5.5(c) of the Sponsor Support and Lock-up Agreement and Deed, such expenses will not be incurred after the Transactions under the three scenarios. No adjustments are made for recurring administrative expenses, such as directors’ and officers’ insurance and listing fees, which are expected to have a continuing impact on the combined results post-Closing.

(hh)	Reflects the exclusion of change in fair value of note payable – Sponsor which will not be incurred after the Transactions under the three scenarios.

(ii)	Reflects the exclusion of income earned on investments held in Trust Account which will not be incurred after the Transactions under the three scenarios.

4. Loss per Share

Net loss per share was calculated using the historical weighted average number of shares outstanding, the Share Consolidation and the issuance of additional shares in connection with the Transactions and the Gotion Investment, assuming the shares were outstanding since January 1, 2022. As the Transactions and the Gotion Investment are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average number of shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions and the Gotion Investment have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

	Year Ended December 31, 2022
	Assuming No Redemptions	Assuming 50% of the Maximum Redemptions	Assuming Maximum Redemptions
Pro forma net loss attributable to controlling interest (in VND million)	(45,464,776)	(45,464,776)	(45,464,776)
Weighted average shares outstanding—basic and diluted	2,336,124,998	2,327,674,998	2,322,212,699
Pro forma net loss per share (in VND)—basic and diluted	(19,462)	(19,532)	(19,578)
Weighted average shares outstanding—basic and diluted	2,336,124,998	2,327,674,998	2,322,212,699
Public Shareholders	16,900,000	8,450,000	487,701
Sponsor and the other Initial Shareholders of Black Spade	4,225,000	4,225,000	4,225,000
Backstop Shareholders	—	—	2,500,000
Gotion Investment	15,000,000	15,000,000	15,000,000
Current VinFast shareholders	2,299,999,998	2,299,999,998	2,299,999,998

	Three months ended March 31, 2023
	Assuming No Redemptions	Assuming 50% of the Maximum Redemptions	Assuming Maximum Redemptions
Pro forma net loss attributable to controlling interest (in VND million)	(14,117,147)	(14,117,147)	(14,117,147)
Weighted average shares outstanding—basic and diluted	2,336,124,998	2,327,674,998	2,322,212,699
Pro forma net loss per share (in VND)—basic and diluted	(6,043)	(6,065)	(6,079)
Weighted average shares outstanding—basic and diluted	2,336,124,998	2,327,674,998	2,322,212,699
Public Shareholders	16,900,000	8,450,000	487,701
Sponsor and the other Initial Shareholders of Black Spade	4,225,000	4,225,000	4,225,000
Backstop Shareholders	—	—	2,500,000
Gotion Investment	15,000,000	15,000,000	15,000,000
Current VinFast shareholders	2,299,999,998	2,299,999,998	2,299,999,998

MANAGEMENT OF VINFAST FOLLOWING THE BUSINESS COMBINATION

The following table provides information about those persons who are expected to serve as directors and executive officers of VinFast following completion of the Business Combination.

Directors and Executive Officers	Age	Position/Title
Pham Nhat Vuong	55	Chairman and Director
Le Thi Thu Thuy	49	Managing Director and Global CEO
Ngan Wan Sing Winston	62	Independent Director
Ling Chung Yee, Roy	46	Independent Director
Pham Nguyen Anh Thu	42	Director
Nguyen Thi Van Trinh	49	Director
David Thomas Mansfield	47	Chief Financial Officer (“CFO”)
Michael Scott Johnson	62	Deputy CEO responsible for Global Manufacturing
Le Mai Tuyet Trinh	48	Deputy CEO responsible for Information Technology
Stuart Iain Taylor	51	Deputy CEO responsible for Smart Services

Unless otherwise indicated, the business address of each director and executive officer is Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam.

Pham Nhat Vuong. Mr. Pham has served as the Chairman of VinFast’s board of directors since March 2022, and previously served as Chairman of the board of directors of Vingroup. He has a long track record as an entrepreneur both inside and outside Vietnam. He established Vingroup’s core businesses, starting with its two initial brands, Vinpearl and Vincom in 2001 and 2002, respectively. He is also the founder of Technocom Co. Ltd., Ukraine. Mr. Pham received his bachelor’s degree in geoeconomic engineering from Russian State Geological Prospecting University.

Le Thi Thu Thuy. Ms. Le was appointed as a member of VinFast’s board of directors, the Managing Director of VinFast’s board of directors and VinFast’s Global CEO since March 2022. She also holds the position of Vice Chairwoman of Vingroup. Ms. Le is also a Chartered Financial Analyst Charter holder. Previously, Ms. Le was a Vice President at Lehman Brothers for Japan, Thailand and Singapore from 2000 to 2008. Ms. Le received her bachelor’s degree economics from Hanoi Foreign Trade University and her Master of Business Administration, with a major in Finance, from the International University of Japan.

Ngan Wan Sing Winston. Mr. Ngan has served as a member of VinFast’s board of directors since March 2022. He has been an Independent Non-Executive Director of HSBC Bank (Singapore) Limited since March 2021, of Azalea Asset Management Pte. Ltd. since January 2022, of PEC Limited since August 2022 and of United Overseas Insurance Limited since March 2023. He also serves as a member of the Board of Trustee of SNEC Health Research Endowment Fund and a committee member of the SingHealth Fund-SNEC Institute Fund. In addition, he is a member of the Institute of Singapore Chartered Accountants and the Chartered Professional Accountants of Ontario, Canada. He is a certified public accountant in Australia. Previously, Mr. Ngan was the Non-Executive President of the Society for the Physically Disabled and a partner and the Head of Audit of Financial Services Singapore and ASEAN at Ernst & Young. Mr. Ngan received his Bachelor of Science degree in electronic and electrical engineering from Loughborough University of Technology, United Kingdom, where he graduated with first class honors, and received his Master of Business Administration (Accounting) from York University, Canada.

Ling Chung Yee Roy. Mr. Ling has served as a member of VinFast’s board of directors since March 2022 and was previously an Independent Director at Vingroup. He is the Chief Executive Officer and Founder of FollowTrade Pte. Ltd. since May 2021. He is an Independent Board Director at several listed companies in Asia, such as Amplefield Ltd. since February 2019, United Food Holdings Ltd. since November 2015, and Ley Choon Group Holdings Ltd. since September 2015. He is also an Adjunct Professor in Finance at the SKEMA Business

School and an Academic Program Director at SMU Academy. Mr. Ling was previously an Independent Board Director at various listed companies, including Vingroup, Debao Property Development Ltd. From February 2019 to October 2022, Sino Grandness Food Industry Group Ltd. from December 2019 to October 2020, Ace Achieve Infocom Ltd. from 2018 to 2020, Pine Capital Group Ltd. January 2018 to March 2019, Arion Entertainment Singapore Ltd. from February 2013 to July 2018, Chaswood Resources Holdings Ltd. from December 2017 to June 2018 and China Flexible Packaging Holdings Ltd. from March 2013 to October 2017. Mr. Ling is a seasoned corporate finance veteran and held senior positions with JPMorgan, Lehman Brothers, Goldman Sachs and Salomon Smith Barney. His expertise is in digital finance, sustainable investing and Asia real estate, and he completed some of the highest-profile advisory and capital market transactions in the region. Mr. Ling is a former Board Director of the CFA Society of Japan. Mr. Ling received a bachelor’s degree in business administration from the National University of Singapore, where he graduated with honors, and received his Global Executive Master of Business Administration from INSEAD.

Pham Nguyen Anh Thu. Ms. Pham has served as a member of VinFast’s board of directors since March 2022. Previously, Ms. Pham held several positions within Vingroup, including Chief Investment Officer since March 2017. Ms. Pham’s past experience includes serving as the Head of Investment Banking for Vietnam with Barclays Bank PLC, and fixed income investment analyst at OCBC Bank and Lion Global Investors in Singapore. Ms. Pham is also a Chartered Financial Analyst Charter holder. Ms. Pham received her bachelor’s degree in engineering from the National University of Singapore, where she graduated with first class honors.

Nguyen Thi Van Trinh. Ms. Nguyen has served as a member of VinFast’s board of directors since March 2022. Ms. Nguyen has served as the Director of Asian Star since March 2006. She is also a director at several companies in Singapore, including Vingroup Global Pte. Ltd. since May 2019, Vingroup Investment Pte. Ltd. since April 2019 and Affinitee Holding Pte. Ltd. since February 2018. Ms. Nguyen received her bachelor’s degree in international commercial trade from the Foreign Trade University in Vietnam.

David Thomas Mansfield. Mr. Mansfield was appointed as VinFast’s CFO since February 2022. Mr. Mansfield also serves as a member of the board of directors of Energy Matter Conversion Corporation. Prior to his appointment in VinFast, he held the position of Deputy CEO of Finance & Investment of VinFast Vietnam since February 2021. Prior to these roles, Mr. Mansfield held various senior positions at financial institutions, including Managing Director at BlueFire AI from November 2018 to March 2020, Managing Director, Head of APAC Corporate Derivatives Trading at JP Morgan from January 2012 to November 2018 and Director, Head of APAC Delta 1 trading at Credit Suisse from March 2008 to October 2011. Mr. Mansfield received his bachelor’s degree in mathematics from Dublin University, Trinity College, where he graduated first class.

Michael Scott Johnson. Mr. Johnson has served as VinFast’s Deputy Chief Executive Officer responsible for Global Manufacturing since October 2022. Mr. Johnson joined VinFast Vietnam in April 2022 as Head of U.S. Automotive Manufacturing Plant in charge of the North Carolina Plant until August 2022. He then served as Deputy Chief Executive Officer in charge of the Vietnam Automotive Manufacturing Plant of VinFast Vietnam from August 2022 to October 2022, before assuming the position of Deputy Chief Executive Officer responsible for Global Manufacturing at VinFast Vietnam in October 2022. Prior to that, he served as Chief Manufacturing Officer at ICONIQ from February 2019 to April 2022, Director of Global Production Control and Logistics at Faraday Future from April 2016 to January 2019 and Director of Production Control and Logistics at Detroit Manufacturing Systems from May 2015 to March 2016. Mr. Johnson also held various senior international positions at Ford Motor Company between 1985 and 2015, including Manager of Material Planning and Logistics, Regional Manager, General Manager and Director. Mr. Johnson received his Bachelor of Science degree in industrial engineering and management science from Northwestern University, and his Master of Business Administration/Marketing Management from Northwestern University’s Kellogg School of Management.

Le Mai Tuyet Trinh. Ms. Le has served as VinFast’s Deputy Chief Executive Officer responsible for Information Technology since October 2022. She has also served as Chief Executive Officer of VIN3S Joint

Stock Company (“VIN3S”) since May 2021 and Chief Information Officer at Vingroup from November 2015 to May 2021. Prior to these roles, Ms. Le was Country Leader at Deloitte Consulting Vietnam from January 2011 to November 2015 and Senior Manager at Deloitte Consulting Southeast Asia from January 2005 to January 2011. She received her bachelor’s degree in English linguistics from Vietnam National University Ho Chi Minh City.

Stuart Iain Taylor. Mr. Taylor has served as VinFast’s Deputy Chief Executive Officer responsible for Smart Services since October 2022. He joined VinFast Vietnam in August 2022 as Head of Smart Services. Previously, Mr. Taylor served as the Chairman and a member of the board of directors of Autonomic from May 2020 to July 2022. He also held various senior positions at Ford Motor Company between 2005 and 2022, including Executive Director of Enterprise Connectivity from May 2020 to July 2022, Director of Electrical & Electronics Systems Engineering from December 2019 to May 2020 and Director of Infotainment & Connectivity Engineering from October 2016 to December 2019. Between 2004 and 2016, Mr. Taylor held Executive and Director roles for Ford Motor Company in Australia, Brazil, China and the United States. Mr. Taylor received his bachelor’s degree in engineering, specializing in Automotive Electronics, from the University of the West of England, United Kingdom.

Composition of the Board of Directors

Upon the consummation of the Business Combination, VinFast’s board will consist of six directors, including two independent directors who qualify as independent within the independence requirements of Rule 10A-3 under the Exchange Act and the independence requirements of a Qualified Stock Exchange. The number of directors may be changed from time to time by ordinary resolution of our shareholders at general meetings, but shall in any event be not less than two. A director need not be a shareholder of our company and shall not be required to hold any shares of our company by way of qualification.

Term of Office for Directors

VinFast may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our constitution or in any agreement between us and such director. It may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

VinFast’s constitution provides that its shareholders by ordinary resolution, or its board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with its constitution, as the case may be.

Duties of Directors

Under Singapore law, members of the board of directors of a Singapore company owe certain fiduciary duties towards the company, including a duty to act in good faith in the interests of the company, a duty to act honestly and to use reasonable diligence in the discharge of the duties of their office. Directors generally owe fiduciary duties to the company, and not to the company’s individual shareholders. The company’s shareholders may not have a direct cause of action against its directors. The company has a right to seek damages if a duty owed by directors is breached.

Subject to applicable law and our constitution, the directors may at their discretion exercise all powers of the company to borrow or otherwise raise money, to mortgage, charge or hypothecate all or any of its property or business including any uncalled or called but unpaid capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

Subject to the Singapore Companies Act, every director who is, in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must as soon as is practicable after the relevant facts have come to his or her knowledge declare the nature of his or her interest at a meeting of the directors of the company, or send a written notice to the company containing details on the nature, character and extent of his or her interest in the transaction or proposed transaction with the company. Under the company’s constitution, (i) every director shall observe such provisions of the Singapore Companies Act relating to the disclosure of the interests in transactions or proposed transactions with the company or of any office or property held by him which might create duties or interests in conflict with his duties or interests as a director; (ii) notwithstanding such disclosure, a Director shall not vote in regard to any transaction or arrangement or any other proposal whatsoever in which he has directly or indirectly a personal material interest; and (iii) a Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Committees of the Board of Directors

Following the consummation of the Business Combination, we will be a “foreign private issuer” under the securities laws of the U.S. and a Qualified Stock Exchange’s corporate governance standards. Under the securities laws of the U.S., foreign private issuers are subject to different disclosure requirements than US-domiciled registrants, as well as different financial reporting requirements. Under a Qualified Stock Exchange’s corporate governance standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the corporate governance standards permit a foreign private issuer to follow its home country practice in lieu of certain listing requirements of a Qualified Stock Exchange. Accordingly, in the future you may not have the same protections afforded to holders of securities of companies that are subject to all of the corporate governance requirements. See also “Risk Factors—Risks Related to Being a Public Company—VinFast is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such VinFast is exempt from certain provisions applicable to U.S. domestic public companies.”

Audit Committee

The audit committee will consist of Mr. Ling Chung Yee Roy and Mr. Ngan Wan Sing Winston. Mr. Ling Chung Yee Roy will be the chairman of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of a Qualified Stock Exchange. The board of directors has determined that Mr. Ngan Wan Sing Winston is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of a Qualified Stock Exchange.

The board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

The board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Singapore Companies Act (where applicable), the SEC rules and the corporate governance rules of a Qualified Stock Exchange.

The audit committee’s responsibilities will include:

•	recommending the appointment and termination of independent auditors, subject to approval of the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•

overseeing the accounting and financial reporting processes of VinFast and audits of its financial statements, the effectiveness of its internal control over financial reporting and making such reports as may be required of an audit committee under applicable law;

•	reviewing with management and the independent auditor VinFast’s annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•

recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Singapore Companies Act (where applicable) as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with the general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•

identifying irregularities in business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•

reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between VinFast and its officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of business and deciding whether to approve such acts and transactions if so required under the Singapore Companies Act;

•	establishing procedures for the handling of employees’ complaints as to the management of the company’s business and the protection to be provided to such employees; and

•

discussing policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which our exposure to such risks is handled, and overseeing management of enterprise risk, including financial and cybersecurity risks and risks related to supply chain, suppliers and service providers.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least once during each fiscal quarter. The audit committee will meet at least once per year with the independent accountant, without the executive officers being present.

Compensation Committee

The compensation committee will consist of Mr. Pham Nhat Vuong, Mr. Ling Chung Yee Roy and Ms. Pham Nguyen Anh Thu. Mr. Pham Nhat Vuong will be the chairman of the compensation committee.

The compensation committee’s responsibilities will include:

•

recommending to the board of directors for its approval a compensation policy in accordance with the requirements of the Singapore Companies Act (where applicable) as well as other compensation policies, incentive- based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to the board of directors any amendments or modifications the committee deems appropriate, including as required under the Singapore Companies Act (where applicable);

•	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•

reviewing and approving the granting of options and other incentive awards to the Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•

administering our equity-based compensation plans, including without limitation, making awards to eligible persons under the plans and determining the terms of such awards, and recommending for approval by the board: (i) the adoption of such plans, and (ii) the amendment and interpretation of such plans and the awards and agreements issued pursuant thereto;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders;

•	exempting, under certain circumstances, a transaction with the Chief Executive Officer from the approval of the shareholders; and

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Singapore Companies Act (where applicable).

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Ms. Nguyen Thi Van Trinh, Mr. Pham Nhat Vuong and Ms. Le Thi Thu Thuy. Ms. Le Thi Thu Thuy will be the chairwoman of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee.

The nomination and corporate governance committee’s responsibilities will include:

•	overseeing and assisting the board of directors in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of the board of directors;

•

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the board of directors a set of corporate governance guidelines applicable to our business, including but not limited to, the constitution and the charters of the other committees; and

•

performing an annually evaluation of the performance of the committee as well as reviewing and reassessing its charter and submitting any recommended changes to the board of directors for its consideration.

Board’s Role in Risk Oversight

The board of directors is primarily responsible for developing the risk management framework and overseeing the risk management processes in place across our group. The board of directors, as a whole, determines the appropriate level of risk, assesses the specific risks faced and reviews management’s strategies for adequately mitigating and managing the identified risks. Risks that the board of directors considers include those relating to cybersecurity, supply chain, suppliers and service providers. Cybersecurity risk is a key consideration in the board’s management of operational risk, and the board of directors oversees compliance with applicable data protection and data security laws, rules and regulations and promotes a culture of data protection accountability and awareness throughout the company.

In addition to the board of directors administering this risk management oversight function, the audit committee of the board of directors supports the board of directors in discharging its oversight duties. The audit committee considers the company’s policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which the company’s exposure to risk is handled, and oversees management of the company’s enterprise risk, including financial and cybersecurity risks and risks related to supply chain, suppliers and service providers.

Code of Business Conduct and Ethics

Prior to the consummation of the Business Combination, the company will adopt a Code of Business Conduct and Ethics, which will cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics will apply to all of the company’s executive officers, board members and employees.

Employment Agreements and Indemnification Agreements

The company, or certain of its subsidiaries, have entered into employment agreements with each of its executive officers, which set forth the terms and conditions of each executive’s employment, including base salary, performance-based variable pay compensation and benefit plan participation. Under these agreements, each of its executive officers is employed for a specified time period. The company and/or its subsidiaries may terminate employment without notice, at any time, for certain acts of the executive officer, such as serious, repeated or continuing breach of internal policies or guidelines on conduct, any act or conduct which would bring the officer or the company into disrepute, any serious misconduct, unreasonable absenteeism or willful disobedience of the company’s lawful orders, willful refusal to perform all or any duties, insubordination, breach of company secrecy, or violation of the laws and regulations of Singapore. The company and/or its subsidiaries may also terminate an executive officer’s employment with advanced written notice. The length of such notice period is set out in each contract in accordance with the applicable law of Singapore. Without delivering an advanced written notice, the company may also terminate an executive officer’s employment by paying to such officer salary in lieu of notice for the remainder of the relevant notice period. The executive officer may resign at any time by delivering to the company an advanced written notice.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by the company; or (iii) otherwise interfere with the company’s business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and the company.

The company has entered into indemnification agreements with each of its directors and executive officers. Under these agreements, and subject to the terms thereof being in compliance with the Singapore Companies Act, the company has agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of the company.

Compensation of Directors and Executive Officers

The aggregate compensation paid to the directors and executive officers in cash and benefits in kind was VND114.7 billion ($4.9 million) for the year ended December 31, 2022. The company and its subsidiaries have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

The directors are not entitled, pursuant to their service contracts with the company or any of its subsidiaries, to receive any benefits upon termination or resignation from their respective positions as directors. Our executive officers are eligible to participate in the company’s health and welfare plans, including medical benefits, accidental death and disability insurance.

VinFast Incentive Award Plan

Effective upon the consummation of the Business Combination, we will adopt a VinFast incentive award plan (the “VinFast Award Plan”), under which we may grant cash and equity incentive awards to eligible service providers in order to attract, retain and motivate the talent for which the company competes. The material terms of the VinFast Award Plan are summarized below.

Eligibility and Administration. The company’s employees, consultants and directors, and employees and consultants of its subsidiaries will be eligible to receive awards under the VinFast Award Plan. The VinFast Award Plan will be administered by the company’s board of directors, which VinFast expects will delegate its duties and responsibilities to the compensation committee of the board of directors (referred to as the plan administrator below), subject to certain limitations that may be imposed under applicable law and stock exchange rules. The plan administrator will have the authority to make all determinations and interpretations under the VinFast Award Plan and set the terms and conditions of all awards granted thereunder.

Limitation on Awards and Shares Available. Up to 2,335,955,000 ordinary shares, representing 10% of the aggregate number of Company Ordinary Shares outstanding at the Closing, on a fully diluted, as converted and as-exercised basis, will initially be approved for issuance under the VinFast Award Plan. The shares that VinFast issues under the VinFast Award Plan may be newly issued shares or treasury shares. If an award is forfeited, expires or is settled for cash, any shares subject to such award may be used again for new grants under the VinFast Award Plan.

Awards. The VinFast Award Plan will provide for the grant of options, share appreciation rights (“SARs”), restricted shares, dividend equivalents, restricted share units, and other share or cash based awards. All awards under the VinFast Award Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, post-termination exercise limitations and expiration dates. Any award may be granted subject to vesting and/or payment based on the attainment of specified performance criteria that the plan administrator will be able to select.

Certain Transactions. The plan administrator will have broad discretion to take action under the VinFast Award Plan to prevent the dilution or enlargement of intended benefits, to facilitate certain corporate transactions or events affecting VinFast’s ordinary shares or to give effect to a change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the VinFast Award Plan and replacing or terminating awards under the VinFast Award Plan. In addition, in the event of certain non-reciprocal transactions with VinFast’s shareholders, the plan administrator will make equitable adjustments to awards outstanding under the VinFast Award Plan as it deems appropriate to reflect the transaction.

In the event of a change in control (as defined in the VinFast Award Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Plan Amendment and Termination. The board of directors may amend or terminate the VinFast Award Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the VinFast Award Plan, may materially and adversely affect an award outstanding under the VinFast Award Plan without the consent of the affected participant. Further, the plan administrator may, without the approval of VinFast’s shareholders, amend or exchange any outstanding option or SAR to reduce its price per share (a repricing) or cancel any outstanding option or SAR in exchange for cash or an option or SAR with an exercise price that is less than the exercise price of the original option or SAR. Shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws.

Following the adoption of the VinFast Award Plan and no earlier than two months after the consummation of the Business Combination, VinFast intends to grant to certain of its directors, officers and employees, including certain members of our senior management team, subject to the relevant corporate approvals, restricted stock units with total grant value of $11.6 million, which would result in the grant of 1.2 million restricted stock units, based on the value of each VinFast ordinary share immediately after the recapitalization, being $10.00 per ordinary share. The actual number of restricted stock units to be granted will be determined based on the market price of VinFast’s ordinary shares on the grant date or a reference price determined by management. These restricted stock units would vest over four years on each anniversary of the date of their grant, subject to continued employment with the company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Person Transactions—Black Spade

On March 4, 2021, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of Black Spade’s expenses in exchange for 5,750,000 Founder Shares. Prior to the IPO, (i) on June 28, 2021, the Sponsor surrendered and forfeited 1,437,500 Founder Shares for no consideration, (ii) on July 13, 2021, the Sponsor transferred an aggregate of 950,000 of its Founder Shares to the other Initial Shareholders including our directors, officers, advisory committee members and certain employees of Sponsor’s affiliates and (iii) in connection with the partial exercise of underwriters’ overallotment option in the IPO, the Initial Shareholders collectively surrendered and forfeited 87,500 Founder Shares.

The Sponsor purchased an aggregate of 6,000,000 Private Placement Warrants, each exercisable to purchase one BSAQ Class A Ordinary Share at $11.50 per share, at a price of $1.00 per warrant, or $6,000,000 in the aggregate, in a private placement that occurred simultaneously with the closing of Black Spade’s IPO. Also, in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 380,000 Private Placement Warrants at a purchase price of $1.00 per warrant. The Private Placement Warrants are identical to the warrants sold in Black Spade’s IPO except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by Black Spade, (ii) may not (including the BSAQ Class A Ordinary Shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of Black Spade’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) are entitled to registration rights. The Private Placement Warrants (including the BSAQ Class A Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Pursuant to a letter agreement with the Sponsor, Black Spade has agreed not to enter into a definitive agreement regarding a business combination without the prior written consent of the Sponsor.

Black Spade currently utilizes office space at Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong from the Sponsor as Black Spade’s executive offices. Commencing on the date that Black Spade’s securities are first listed on NYSE through the earlier of consummation of Black Spade’s initial business combination and its liquidation, Black Spade pays the Sponsor or an affiliate of up to $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of Black Spade’s management team.

On October 25, 2022, Black Spade issued an unsecured promissory note in the amount of up to $600,000 to the Sponsor. On February 3, 2023, Black Spade issued an unsecured promissory note in the amount of up to $550,000 to the Sponsor. Pursuant to the Sponsor Support Agreement, subject to and concurrently with the Closing, the aggregate face value of the notes will be converted to and deemed to be an interest-free loan from the Sponsor to VinFast, payable on the date that is no later than the 18th month anniversary of the Closing Date.

No compensation of any kind, including finder’s and consulting fees, will be paid by the company to the Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Black Spade’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Black Spade’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or Black Spade’s or their affiliates.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of Black Spade’s officers and directors may, but are not obligated to, loan Black Spade funds as may be required on a non-interest basis. If Black Spade completes an initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, it may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from Black Spade’s Trust Account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into Private Placement Warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of Black Spade’s initial business combination, we do not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

Any of the foregoing payments to the Sponsor, repayments of loans from the Sponsor or repayments of working capital loans prior to our initial business combination will be made using funds held outside the Trust Account.

After Black Spade’s initial business combination, members of its management team who remain with Black Spade may be paid consulting, management or other fees from VinFast with any and all amounts being fully disclosed to Black Spade’s shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to Black Spade Shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider Black Spade’s initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

In connection with the execution of the Business Combination Agreement, Black Spade, the Sponsor and other affiliates of Black Spade have entered into a number of agreements with VinFast. See “Business Combination Agreement” and “Agreements in Connection With the Business Combination Agreement.”

Certain Relationships and Related Person Transactions—VinFast

The following is a description of related party transactions that VinFast has entered into since January 1, 2020.

The Reorganization

To facilitate the public listing of its shares in the U.S., VinFast established its offshore holding structure through a series of transactions that resulted in VinFast Vietnam’s operations being reorganized under the Singapore-incorporated registrant, VinFast Auto Ltd. As a result of these transactions, the former majority shareholders of VinFast Vietnam, Vingroup and VIG, became the majority shareholders of VinFast. For more information regarding the Reorganization, including the Recapitalization, see “VinFast’s Business—Corporate History and Structure—Reorganization.”

The ICE Assets Disposal

VinFast fully phased out production of ICE vehicles in early November 2022 in connection with its strategic decision to transform into an EV-only manufacturer. As part of this transformation into an EV-only manufacturer, VinFast transferred various ICE assets to VIG pursuant to the terms of the ICE Assets Disposal Agreements. VinFast refers to these ICE assets disposal transactions as the “ICE Assets Disposal.” For more information regarding the Reorganization and the ICE Assets Disposal, see “VinFast’s Business—Corporate History and Structure—Phase-out of ICE Vehicle Production.”

Vingroup Exchangeable Bonds

On April 29, 2022 and June 4, 2022, VinFast and Vingroup entered into a number of subscription agreements (the “EB Subscription Agreements”) with certain institutional investors (the “EB Investors”),

including an affiliate of funds, vehicles and/or entities managed and/or advised by Kohlberg Kravis Roberts & Co. L.P. or its affiliates, Qatar Holding LLC and an affiliate of Seatown Holdings International Pte. Ltd, pursuant to which Vingroup issued to such investors fixed rate exchangeable bonds with an aggregate principal amount of $625.0 million (the “Exchangeable Bonds”). The Exchangeable Bonds were issued in two closings, on May 10, 2022 and June 10, 2022, but form a single series and rank equally in all respects. As explained below, EB Investors have Deed Poll Exchange Rights (as defined herein) to exchange their Exchangeable Bonds for a specified number of ordinary shares in VinFast at the Deed Poll Exchange Rate (as defined below), which will be determined at the time of exchange and was initially set based on a valuation of VinFast of $30 billion in April 2022 at the time that the first EB Subscription Agreements were signed.

The Exchangeable Bonds bear interest at (i) 4.0% per annum until May 10, 2024 and (ii) thereafter, 2.0% per annum. The Exchangeable Bonds are scheduled to mature on May 10, 2027. The interest is payable by Vingroup.

Vingroup has the right to redeem (i) all Exchangeable Bonds held by a bondholder if such bondholder undergoes a change of control occurs prior to the consummation of this Business Combination and (ii) all outstanding Exchangeable Bonds at any time after the first day of the Deed Poll Exchange Period (as defined below) (A) in the event of certain changes in Vietnamese tax laws and regulations or (B) if at least 90% in principal amount of the Exchangeable Bonds originally issued have already been exchanged, redeemed or purchased and cancelled.

Each Bondholder has the right to require Vingroup to redeem the Exchangeable Bonds upon the occurrence of certain events, including, but not limited to, (i) a change of control of VinFast, (ii) the occurrence or non-occurrence of certain qualifying liquidity events in respect of VinFast on or prior to September 25, 2023, or (iii) the delisting of VinFast from a Qualified Stock Exchange. The amount payable by Vingroup upon redemption depends on the relevant redemption event, timing and other applicable conditions. The Business Combination will constitute a liquidity event in respect of VinFast, and if it will not be a qualifying liquidity event, each Bondholder will have the right to require Vingroup to redeem the Exchangeable Bonds exercisable on or about the second anniversary from the issuance dates of the Exchangeable Bonds.

Vingroup contributed an aggregate VND13,995.4 billion ($593.0 million) of net proceeds from the Exchangeable Bonds issuance to VinFast Vietnam by subscribing for an aggregate of 105,096,876 dividend preferred shares of VinFast Vietnam on May 12, 2022 and June 13, 2022. The dividend preferred shares are non-voting, non-redeemable and entitled to cumulative VND dividends at rate of not more than 6% per annum (on the subscription price of such shares), provided that (i) such dividend rate may vary and is determined based on the interest payable by Vingroup in relation to the Exchangeable Bonds, and also takes into account any costs, taxes and other expenses which are required to be paid by Vingroup in connection the issuance of the Exchangeable Bonds and the payment of such interest and (ii) the payment of such dividend shall not lead to any breach by VinFast Vietnam of its other obligations. Each dividend preferred share will convert into a fully paid ordinary share of VinFast Vietnam at a ratio of one-to-one at Vingroup’s election upon the earlier of (i) the transfer of such dividend preferred shares from Vingroup to VinFast and (ii) the date falling five years and three months after their issuance (such dividend preferred shares and other shares into which such shares may be converted, the “VinFast Vietnam Shares”).

On July 1, 2022, VinFast entered into a put option agreement (as amended and supplemented) with Vingroup, pursuant to which Vingroup will have the right to require VinFast to purchase the VinFast Vietnam Shares on the earlier of Vingroup’s receipt of a notice to redeem the Exchangeable Bonds or the maturity date of the Exchangeable Bonds. As of March 31, 2023, the fair value of the financial liabilities in respect of the VinFast Vietnam Shares was VND15,446.2 billion ($654.5 million) (see note 13.A.(ii) to the interim condensed consolidated financial statements of VinFast included elsewhere in this proxy statement/prospectus).

Under a deed poll dated April 29, 2022 (the “Deed Poll”), VinFast has granted to each holder of Exchangeable Bonds rights (the “Deed Poll Exchange Rights”) to receive a specified number of ordinary shares in VinFast in exchange for each Exchangeable Bond which the relevant holder elects to transfer to VinFast (the rate of such exchange, the “Deed Poll Exchange Rate”). The Deed Poll Exchange Rights may be exercised from (and including) the tenth trading day after the date falling six months after the completion of the Business Combination to (and including) the 20th trading day prior to the maturity of the Exchangeable Bonds (the “Deed Poll Exchange Period”). Once the Exchangeable Bonds are exchanged for ordinary shares in VinFast, such shares will be freely transferable.

The initial Deed Poll Exchange Rate is 80,392.16 ordinary shares in VinFast for each $1 million of Exchangeable Bond, which reflects a valuation of VinFast of $30 billion in April 2022 at the time that the first EB Subscription Agreements were signed. The Deed Poll Exchange Rate is subject to adjustment upon the occurrence of certain customary events and may also be increased, subject to a cap, on the first day of the Deed Poll Exchange Period based on either (i) the trading price of the ordinary shares of VinFast at that time or (ii) an exchange rate that would provide the bondholder an agreed minimum internal rate of return.

Upon the exercise of a Deed Poll Exchange Right, VinFast may elect to pay the relevant bondholder a cash alternative amount instead of delivering ordinary shares in VinFast.

On or after the settlement of a Deed Poll Exchange Right, VinFast, as holder of the relevant Exchangeable Bonds, will have the right under the Conditions to exchange such Exchangeable Bonds for VinFast Vietnam Shares (the “Vingroup EB Exchange Right”). Even if the Vingroup EB Exchange Rights are exercised in respect of all of the Exchangeable Bonds, VinFast’s voting rights in VinFast Vietnam would not change significantly.

Transactions with Vingroup Affiliates

Loans to VinFast Vietnam

In 2020, 2021 and 2022 and for the three months ended March 31, 2023, VinFast’s subsidiary, VinFast Vietnam entered into loan agreements (and amendments thereto) with VinFast’s Vingroup affiliates, Vingroup, Vinhomes, Vinmec International General Hospital Joint Stock Company, Gia Lam Urban Development and Investment LLC, Vincom Retail Joint Stock Company (“Vincom Retail”), Vincom Retail Operation Company Limited, Thai Son Investment and Construction Joint Stock Company (“Thai Son”), Vinbiotech Research and Manufacturing JSC (later merged into VinBiocare Biotechnology Joint Stock Company), Suoi Hoa Urban Development and Investment Joint Stock Company and Vinpearl, with the proceeds from the loans used for investments in VinFast’s business operations. The loans are all subject to interest rates ranging from 4.4% to 11.0% per annum. The maturity dates of the loans range from three months to two years from the drawdown date. The highest outstanding balance of these loans between January 1, 2020 and March 31, 2023 was VND50,556.2 billion ($2,142.2 million). As of December 31, 2022 and March 31, 2023, the total amount outstanding under these loans was VND8,172.3 billion ($346.3 million) and VND23,003.7 billion ($974.7 million), respectively.

In December 2022, VinFast exchanged VND45,733.7 billion ($1,937.9 million) of its related party borrowings owed to Vingroup for 4,573,371,392 dividend preference shares of VinFast Vietnam (the “Debt Conversion”). See “— Capital Contributions into VinFast Vietnam.”

Guarantees from Vingroup

Each of VinFast’s loan facilities and bonds described in the section titled “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” is, or until such time that the relevant loan was repaid or redeemed was, guaranteed by Vingroup.

Loans from VinFast Vietnam

In 2020 and 2021, VinFast’s subsidiary, VinFast Vietnam entered into lending agreements with VinFast’s Vingroup affiliates, VinTech Technology Development Joint Stock Company (“Vintech”), VinSmart, SADO Trading Commercial Joint Stock Company (“SADO”), Vinpearl, Vietnam Grand Prix Limited Liability

Company, Sai Dong Urban Development and Investment Joint Stock Company, Hanoi Southern City Development and Trading Limited Liability Company (which merged into SADO in 2020) and Times Trading Investment and Development One Member Limited Liability Company. The proceeds of the loans were used to fund VinFast’s affiliates’ business operations. The loans were subject to an interest rate of 9% per annum. The maturity dates of the loans ranged from 12 months to 26 months from the drawdown date. The highest outstanding balance of these loans between January 1, 2020 and March 31, 2023 was VND9,415.5 billion ($399.0 million). As of December 31, 2022 and March 31, 2023, the total amount outstanding under these loans was VND545.4 billion ($23.1 million) and nil, respectively.

Loan from Asian Star

In December 2022, VinFast entered into a $5.5 million loan contract with VinFast’s Vingroup affiliate and major shareholder, Asian Star. The proceeds of the loan were used to fund VinFast’s business activities, including investments and loans to its subsidiaries. The loan is subject to an interest rate of 7.5% per annum. The maturity date of the loan is in June 2023. As of December 31, 2022, the total outstanding amount under this loan contract was $4.0 million. This loan was repaid in March 2023.

Transfer of Investments

In 2021, VinFast’s subsidiaries, VinFast Vietnam and VinFast Commercial and Services Trading Limited Liability Company (“VinFast Commercial and Services Trading”) entered into equity transfer agreements with VinFast’s Vingroup affiliate, VinSmart, pursuant to which VinFast Vietnam and VinFast Commercial and Services Trading sold to VinSmart their 98% equity interest in Huong Hai – Quang Ngai Joint Stock Company for VND441,000.0 million and VinFast Vietnam’s 65% equity interest in VinFast Lithium for VND188,906.3 million.

Capital funding agreement

On April 26, 2023, VinFast entered into a capital funding agreement with Mr. Pham Nhat Vuong and Vingroup to receive up to VND24,000.0 billion (approximately $1 billion) from Mr. Pham Nhat Vuong and up to VND12,000.0 billion (approximately $508.5 million) from Vingroup. Mr. Pham Nhat Vuong and Vingroup would provide such funds in cash or other assets, in amounts to be mutually agreed, at such time as required by us, if they have sufficient financial resources. Funds would be provided for no consideration. VinFast would be required to use the funds for working capital, business activities, business expansion investments and market development, in which case VinFast would have no repayment obligation. Mr. Pham Nhat Vuong would be required to provide an equal or greater amount of funding to VinFast as Vingroup provides, and funds would be required to be disbursed within 12 months of the agreement date. The agreement also provides for a loan of up to VND24,000.0 billion (approximately $1.0 billion) from Vingroup to VinFast, with disbursements of the grant and the loan to be subject to the parties agreeing to enter into a definitive loan agreement, the financial resources of Vingroup and necessary approvals from the relevant governing bodies of Vingroup. The agreement is valid until terminated by mutual agreement or when all obligations are fulfilled.

Capital Contributions into VinFast Vietnam

In 2020, VinFast’s subsidiary, VinFast Vietnam entered into an agreement for the settlement of outstanding debts and authorization of payment with Pham Nhat Vuong and his relatives, Pham Thu Huong, Pham Thuy Hang and Pham Nhat Quan Anh (collectively, the “Individuals”), Vingroup and Cam Ranh Investment Joint Stock Company (“Cam Ranh”), a Vingroup affiliate, pursuant to which (i) Vingroup contributed capital to VinFast Vietnam through the settlement of a portion of VinFast Vietnam’s debt with Vingroup; and (ii) Cam Ranh contributed capital to VinFast Vietnam on behalf of the Individuals through the settlement of a portion of Vingroup’s debt to Cam Ranh, while Vingroup, in turn, settled a portion of VinFast Vietnam’s debt with Vingroup. This amounted to capital contributions via settlement of debt of VND3,564.5 billion ($151.0 million) from the Individuals and VND2,935.5 billion ($124.4 million) from Vingroup.

In March 2022, Vingroup made an advance capital contribution of VND6.0 trillion ($254.2 million) in return for 600,000,000 dividend preferences shares of VinFast Vietnam. The dividend preference shares entitle the holder to annual dividends of 0.01% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights. See also note 20(i) of VinFast’s consolidated financial statements which details these dividend preference shares, which are DPS1.

In addition, Mr. Pham Nhat Vuong has made a number of capital contributions into VinFast Vietnam, amounting to VND2,931.0 billion ($124.2 million) in 2020 and VND248.0 billion ($10.5 million) in 2021. Each capital contribution was approved by VinFast’s board of directors. For the year ended December 31, 2022, Mr. Pham Nhat Vuong made a deemed contribution in the form of an upfront cash payment of VND350.0 billion ($14.8 million) to support the estimated extended warranty expenses for ICE vehicle sold from 2019 up until December 31, 2021.

In December 2022, VinFast’s existing shareholders, Vingroup, VIG and Asian Star made an aggregate $13.5 million of capital contributions into VinFast in amounts proportionate to their interests in VinFast. The proceeds from the capital contribution will be used for working capital.

In December 2022, VinFast exchanged VND45,733.7 billion ($1,937.9 million) of its related party borrowings owed to Vingroup for 4,573,371,392 dividend preference shares of VinFast Vietnam. The dividend preference shares entitle the holder to annual dividends of 9.0% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). The amount of the dividend can be adjusted upon the agreement of Vingroup and VinFast Vietnam, and the dividend shall be paid at the time determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights. See also note 20(iii) of VinFast’s consolidated financial statements which details these dividend preference shares, which are DPS4.

In December 2022, Vingroup assigned the Share Acquisition P-Note that it held, amounting to VND 25.8 trillion ($1,092.5 million), to VinFast Vietnam in return for the issuance of dividend preference shares in VinFast Vietnam, which resulted in the elimination of the remaining payable relating to Share Acquisition P-Notes on a consolidated group basis. The dividend preference shares entitle the holder to annual dividends of 0.01% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights. See “VinFast’s Business—Corporate History and Structure—Reorganization.” See also note 20(iii) of VinFast’s consolidated financial statements which details these dividend preference shares, which are DPS3. DPS1, DPS3, and DPS4 are recorded as non-controlling interests in VinFast’s consolidated balance sheets.

Given the financial support extended by Vingroup to VinFast to date, VinFast believes that Vingroup will continue to provide financial support and will not recall any overdue amounts owing to Vingroup (including any claim in relation to amounts invested by Vingroup under DPS1, DPS3 and DPS4).

Lease Agreements

VinFast leases retail and advertising spaces in shopping malls from Vincom Retail (including Vincom Retail Joint Stock Company, South Vincom Retail Limited Liability Company and Vincom Retail Operation Company Limited). The majority of the retail leases with Vincom Retail range in length from four to seven years. In 2020, 2021, 2022 and for the three months ended March 31, 2023, VinFast’s aggregate lease expenses to Vingroup affiliates were VND112.7 billion, VND167.4 billion, VND187.2 billion ($7.9 million) and VND49.5 billion ($2.1 million), respectively.

VinES leased a warehouse with an area of 750 square meters located at Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam from VinFast. The lease has been terminated by mutual agreement.

VinFast leases office space from Vinhomes. The lease is valid from 2019 to 2025. In 2020, 2021 and 2022, VinFast’s aggregate lease expenses to Vinhomes were approximately VND14.8 billion ($0.6 million) for each year. For the three months ended March 31, 2023, VinFast’s aggregate lease expenses to Vinhomes were VND3.6 billion ($0.2 million).

VinFast entered into certain vehicle leasing agreements between 2020 and 2022 to Vinhomes, all of which are valid for one year and can be automatically extended. VinFast’s revenue from such leases amounted to VND3.5 billion, VND2.7 billion, VND3.1 billion ($0.1 million) and VND0.4 billion ($0.0 million) for the years ended December 31, 2020, 2021 and 2022 and the three months ended March 31, 2023, respectively.

Cross-Promotional Activities

VinFast and certain affiliates have entered into various purchase and cooperation agreements to cross-promote products and services within the Vingroup ecosystem. VinFast purchased e-vouchers for resort packages from Vinpearl to distribute as holiday gifts to customers that purchase its vehicles. In 2020, 2021, 2022 and the three months ended March 31, 2023, such purchases amounted to VND38.2 billion, VND165.3 billion, VND56.1 billion ($2.4 million) and VND35.4 billion ($1.5 million), respectively. For the year ended December 31, 2022 and the three months ended March 31, 2023, VinFast made an advance payment of VND150.0 billion ($6.4 million) and nil, respectively, to Vinpearl to purchase Vinpearl e-vouchers that can be used towards payment for stays at Vinpearl hotels, to distribute to customers who purchase VinFast’s vehicles.

As part of its ongoing promotional program that commenced in 2020, Vinhomes, VinFast’s affiliate, provides VinFast vouchers to new customers when they purchase a Vinhomes property. In addition, as part of a 2022 “green living” program, Vinhomes provides existing customers who have previously purchased a Vinhomes property with “green living” vouchers. Both of these vouchers can be used towards payment for the purchase of VinFast’s vehicles and are applied in Vietnam only. In 2020, 2021, 2022 and the three months ended March 31, 2023, Vinhomes paid a total of VND1,938.0 billion, VND3,967.1 billion, VND5,346.0 billion ($226.5 million) and nil in connection with promotional voucher programs, respectively. In addition, in 2022 and the three months ended March 31, 2023, Vingroup purchased VinFast vouchers to distribute to new and existing homebuyers as part of its promotional campaigns for its real estate projects, paying a total of VND700.2 billion ($29.7 million) and nil, respectively. See also “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Revenue recognition—Sales of vehicles (automobiles, e-scooters).”

Service Agreements with Vingroup Affiliates

VinFast has entered into a number of service agreements and framework agreements and submitted purchase orders with its affiliates, pursuant to which VinFast purchased various goods and services in relation to the operation of its business. This includes the purchase of (i) information security services relating to the cybersecurity of VinFast’s smart vehicle line from VinCSS Internet Security Services Joint Stock Company; (ii) certain technology devices, software and related machines and equipment as well as related services, including consultancy, implementation, training, guidance, assistance and installation services, from Vinsoftware Software System Development Limited Liability (which merged into VIN3S); (iii) information technology goods, machinery, equipment and services relating to the installation and synchronization of such goods and equipment from Vintech; (iv) materials, spare parts and assets from VinSmart; (v) management products and services for the management of all information technology activities on VinFast’s system from VIN3S and VinITIS Joint Stock Company; (vi) medical services and pharmaceutical supplies from Vinmec International General Hospital Joint Stock Company for VinFast’s employees; (vii) educational services from Vinschool One Member Company Limited to cover tuition for children of select employees enrolling in schools under Vinschool’s educational system; (viii) certain services in relation to the development of ADAS MCU software from Vantix Technology Solutions And Services Joint Stock Company; (ix) services relating to the development and implementation of VinFast’s Hai Phong manufacturing facility from Vincom Construction and Consultancy Limited Liability Company (which was merged into Vinhomes); (x) used electronic goods and equipment from Big Data Research Institute; (xi) management and consultancy services in relation to the construction, renovation and repair of service workshops and showrooms of VinFast in Vietnam from Vinhomes; (xii) TVs and services in relation to the installation of certain equipment in VinFast’s showroom from VinSmart; (xiii) airplane ticket, conferences services, events services, catering services and hospitality related services from Vinpearl; (xiv) IT equipment and services from Vingroup; (xv) management services in relation to the operation of the battery factory from VinES; (xvi) battery parts and finished batteries from VinES; and (xvii) software development services from VinHMS Software Production and Trading Joint Stock Company. The agreements generally have a term of one year, with some agreements being subject to automatic renewal unless a party opts to terminate. In 2020, 2021, 2022 and the three months ended March 31, 2023, such purchases amounted to VND170.7 billion, VND1,367.8 billion, VND9,563.3 billion ($405.2 million) and VND947.1 billion ($40.1 million), respectively.

Sales Agreements with Vingroup Affiliates

On March 22, 2023, a subsidiary of VinFast entered into a vehicle sale agreement (as amended) with GSM for the sale and delivery of up to an aggregate of 30,000 VinFast VF 8, VF e34 and VF 5 EVs and 200,000 VinFast e-scooters (Feliz model) over two years from the date of the agreement. The final quantity of EVs and e-scooters to be sold is subject to mutual agreement and, the price of each EV may also be modified if there is a change in VinFast’s pricing policy. As of the date of this proxy statement/prospectus, we have agreed to sell 7,612 EVs in 2023 and 18,250 EVs in 2024 for an estimated total consideration (tax inclusive) of VND17,652.0 billion ($748.0 million). The agreement may be terminated by mutual agreement or by VinFast if GSM misses a payment when due or fails to receive vehicles at the delivery date.

Also on March 23, 2023, a subsidiary of VinFast entered into a vehicle sale agreement (as amended) with GSM for the sale and delivery of 5,307 VF 8 and VF e34 EVs for a total consideration of VND4,634.2 billion ($196.4 million). The agreement is valid until terminated by mutual agreement and may be terminated by VinFast if GSM fails to receive a vehicle on its delivery date.

As of May 31, 2023, VinFast has delivered more than 3,000 VF e34 and approximately 1,700 VF 8 to GSM pursuant to the vehicle sale agreements with GSM. For the three months ended March 31, 2023, VinFast had VND149.3 billion ($6.3 million) in revenue from the sale of vehicles delivered to GSM.

VinFast has entered into a sales agreement with VinBus for the sale of e-buses, aggregating revenue of VND480.1 billion, VND847.1 billion ($35.9 million) and VND20.3 billion ($0.9 million) in 2021, 2022 and the three months ended March 31, 2023, respectively. VinFast also purchased used vehicles from VINCONS Construction Development and Investment Joint Stock Company (formerly, Smart Solution Service Business Company Limited Liability) (“Smart Solution”), amounting to VND12.9 billion in 2021.

In addition to the agreement with GSM, VinFast entered into vehicle sale agreements (i) in 2022 with Vinpearl for the sale of VND39.4 billion ($1.7 million) of EVs to Vinpearl and (ii) in 2022 and 2023 with Vingroup for the sale of VND21.0 billion ($0.9 million) of EVs and the provision of electric battery rental services to Vingroup. Vingroup is also required to pay us a fixed battery rental fee of VND2.2 million ($93.2) per month per vehicle. The agreements are valid until terminated by Vinpearl or Vingroup, by mutual agreement or by us in case of breach by Vinpearl or Vingroup.

In connection with VinFast’s acquisition of the smarthome devices business from VinSmart, on December 10, 2022, February 23, 2023 and March 27, 2023, a subsidiary of VinFast entered into sales agreements with Vinhomes, pursuant to which VinFast undertook to sell smarthome devices to Vinhomes and its subsidiary for a total consideration of VND118.7 billion. In addition, on December 15, 2022, a subsidiary of VinFast entered into a tripartite transfer agreement, pursuant to which VinSmart transferred its rights and obligations under its sales agreement with Thai Son dated June 14, 2022 to supply smarthome devices to Thai Son. For the year ended December 31, 2022 and the three months ended March 31, 2023, sales of smarthome devices to such Vingroup affiliates amounted to VND15.3 billion ($0.6 million) and VND46.5 billion ($2.0 million), respectively.

Agreements with VinES Relating to the Battery Business

In connection with VinFast’s restructuring, VinFast Vietnam transferred various assets related to battery manufacturing to VinES, pursuant to an in-principle asset sale agreement with VinES and on the understanding that VinES would become one of VinFast’s battery suppliers.

VinFast entered into an in-principle agreement for the purchase of goods with VinES dated March 21, 2022, pursuant to which VinFast agreed to sell battery components to VinES in such quantity and price as shall be determined from time to time and set out in purchase orders. Pursuant to the in-principle agreement, following VinFast’s delivery of the battery components to VinES and VinES’ acceptance of such delivery, VinFast shall not have any responsibility for the quality of the delivered goods. The in-principal agreement is valid until December 31, 2023, unless terminated by mutual agreement, by either party upon giving one month’s written notice or upon the occurrence of certain events, including the bankruptcy, dissolution, insolvency, or restructuring of any of the parties. For the year ended December 31, 2022 and the three months ended March 31, 2023, VinFast had VND851.8 billion ($36.1 million) and nil in revenue from the sale of battery components to VinES, respectively.

VinFast entered into a battery sale and purchase framework agreement with VinES, dated September 23, 2022, pursuant to which VinES is responsible for supplying to VinFast batteries that it has developed and that VinFast has approved for use in its vehicles. The agreement was amended on January 1, 2023 to include SDI battery cells for the VF 8 and VF 9. Battery sale prices, quantities and other terms are determined from time to time and set out in the relevant purchase orders and planned purchase agreements. We are required to provide VinES with a six-month forecast of our battery requirements to facilitate VinES’ manufacturing plans and ensure a sufficient supply of batteries for our operations. We are also required to notify VinES at least 18 months in advance if our requirements are expected to increase substantially above VinES’ supply capacity. VinFast may terminate the agreement at any time by giving VinES 30 day written notice. The agreement is valid for one year from the date of the agreement and will be renewed by mutual agreement of the parties.

In addition, on January 1, 2023, VinFast entered into an amendment agreement to the battery sale and purchase framework agreement dated September 23, 2022, with VinES, pursuant to which VinES will provide battery packs processing services for the VinFast’s VF 8 and VF 9 SDI battery cells. VinFast may terminate the amendment agreement at any time by giving VinES 30 days’ written notice. The amendment agreement is valid for one year from the signing date and will be renewed by mutual agreement of the parties.

VinFast entered into a consultancy service agreement with VinES dated September 23, 2022, pursuant to which VinES has agreed to provide VinFast with consulting and management services for battery-related matters for batteries that VinFast purchases from VinES as well as third-party battery suppliers. The services include technology consulting, the supply of resources, network building, pricing of input materials and battery products, battery testing and development, contract negotiation, registration and application for battery certification and recycling solutions. VinFast is required to pay VinES a service fee of VND120 million per month for each battery model that VinES provides consulting and management services on, plus actual costs incurred. The agreement is valid until terminated either by mutual agreement of the parties or upon the occurrence of certain events, including the bankruptcy or insolvency, the ceasing of operations or the revocation of the business license of any of the parties.

VinFast’s subsidiary, VinFast Commercial and Services Trading entered into an in-principle agreement for the purchase of goods with VinES dated October 29, 2022, pursuant to which VinES agreed to sell batteries to VinFast Commercial and Services Trading. The quantity, sales price and types of batteries to be sold and other terms of sales will be determined from time to time and set out in purchase orders to be executed between the parties. The in-principle agreement is valid until December 31, 2023, unless terminated by mutual agreement, by either party upon giving one month’s written notice or upon the occurrence of certain events, including the bankruptcy, dissolution, insolvency, or restructuring of any of the parties. For the three months ended March 31, 2023, VinFast paid VinES VND4,580.3 billion ($194.1 million) (inclusive of VAT) for the purchase of battery parts and finished batteries for the period of October 2022 to March 31, 2023.

VinFast entered into a sales agreement with VinES dated December 18, 2021. This agreement related to a battery subscription program that was available to VF e34 purchasers in Vietnam until October 31, 2022. Pursuant to this agreement, VinFast agreed to sell to VinES the batteries installed in its EVs sold in Vietnam. VinES in turn leased the batteries to the EV purchasers. The agreement expired on December 18, 2022. For the year ended December 31, 2022, VinFast had VND503.8 billion ($21.3 million) in revenue from the sale of finished car batteries in the first quarter of 2022.

In 2022, VinFast entered into a series of purchase orders with VinES, pursuant to which VinES agreed to provide VinFast with engineering design and development services and tooling packs used in the production of battery packs for VinFast’s VF e34, VF 8, VF 9 and e-scooters in accordance with the terms set forth in the relevant purchase orders. For the year ended December 31, 2022, VinFast paid VinES VND287.8 billion ($12.2 million) (inclusive of VAT) for such services and tooling packs.

Asset Transfer to VHIZ JSC

VinFast transferred various infrastructural assets, comprising its automobile manufacturing plant (including areas leased to its suppliers), ancillary industry manufacturing complex, industrial parks and an amusement park, as well as project development rights and land use rights attached to these assets (collectively, the “Transfer Assets”) to VHIZ JSC, pursuant to a series of project transfer agreements between VinFast and VHIZ JSC. The last of these transfers was completed in February 2022.

During the interim period between the date that the project transfer agreements were signed and the completion of the transfers, VinFast entered into a BCC with VHIZ JSC dated August 31, 2020, which was subsequently amended on December 15, 2020 and December 31, 2020 in order to enable VHIZ JSC to continue to invest in and develop the Transfer Assets. Under the terms of this BCC, VHIZ JSC paid VinFast a cooperation capital amount of VND17,005.0 billion to cover costs that VinFast incurred in the development of the manufacturing plant, and VinFast paid to VHIZ JSC monthly distributions for the period from September 2020 until February 2022, aggregating to VND460.8 billion, excluding VAT.

In February 2022, VinFast transferred a portion of the Transfer Assets, comprising a parcel of land spanning approximately 2.8 million square meters and all buildings and infrastructure (including a part of the automobile manufacturing plant) located on such land, to VHIZ JSC. Following this transfer, VinFast entered into a second BCC with VHIZ JSC, dated March 1, 2022, pursuant to which VinFast was permitted to continue using such Transfer Assets and was required to continue performing its obligations under various existing lease agreements between it and lessees within the automobile manufacturing plant, including leases with VinES and VinFast Lithium for batteries. This BCC entitled VHIZ JSC to a monthly distribution of (i) VND39.7 billion in March 2022 and VND38.2 billion from April 2022 onwards for use of the factories, (ii) VND6.8 billion for the area leased to third parties (excluding the battery production area leased to VinES) from March 2022 onwards; and

(iii) VND3.6 billion for the battery production area leased to VinES from April 2022 onwards. On September 1, 2022, VinFast further amended the BCC to extend the term of the contract for six months. VinFast paid a total of VND435.6 billion (excluding VAT) in monthly distributions to VHIZ JSC under this BCC. This BCC was subsequently liquidated on October 31, 2022.

VinFast entered into a lease agreement with VHIZ dated January 2023 to lease a metal assembly factory within a larger automobile manufacturing plant. The lease was amended in February 2023 to increase the total lease area. The rent is VND149,500 per month per square meter (subject to a fixed percentage annual increase of 3.3%), subject to a discount of (i) 70% for the first seven years and (ii) 30% for the following two years. The agreement is valid until January 2033, unless terminated by mutual agreement, by either party upon giving three month’s written notice, failure by us to pay timely, force majeure events, destruction of or irreparable damages to the factory, land acquisition by the government or upon the occurrence of certain events, including the bankruptcy and dissolution of any of the parties.

Following the completion of the transfer of the automobile manufacturing plant from us to VHIZ JSC in February 2022 and pending VHIZ JSC obtaining right-of-use certificates from the authorities, VinFast entered into a lease agreement with VHIZ JSC dated February 24, 2022 to lease back the automobile manufacturing plant from VHIZ JSC. Following VHIZ JSC’s receipt of the right-of-use certificates, VinFast entered into an amendment agreement dated November 1, 2022 to give effect to the lease starting on November 1, 2022. Under the terms of this lease, the rent is approximately VND149,500 per month per square meter (subject to a fixed percentage annual increase), subject to a discount of a certain percentage for the first ten years of the 45-year lease term.

Management Service Agreements

In January 2019, VinFast entered into a management service agreement with Vingroup. Pursuant to such agreement, Vingroup undertakes to provide VinFast with management assistance services to enhance its internal management, including employee training and assistance, finance, audit and tax policy consultancy and control, legal consultancy, business operation consultancy, corporate governance development assistance, risk management and internal management assistance, telecommunication, public relation and marketing assistance. The service fees under such agreement are generally calculated on a quarterly basis and take into account the actual services provided and costs incurred in the provision of such services, subject to a cap. The agreement is valid for five years, subject to automatic renewal unless terminated in accordance with its terms.

Meanwhile, in December 2021, VinFast entered into a management service agreement to provide factory management and operation services for one of VinSmart’s factory which manufactures smart electronic devices. No service fees were incurred in 2020 and 2021. For the year ended December 31, 2022 and the three months ended March 31, 2023, VinFast incurred service fees of VND45.6 billion ($1.9 million) and nil, respectively.

IT, IP Licensing and R&D Agreements

VinFast has entered into an intercompany intellectual property license agreement with Vingroup dated December 1, 2020 (including amendments thereto dated January 5, 2022), pursuant to which Vingroup agreed to grant VinFast a perpetual, exclusive, sub-licensable, royalty-bearing license to exercise certain licensed intellectual property, mainly comprising trademarks, as well as some know-how, patents and copyrights, and other intellectual property necessary or useful for carrying out the development, manufacture, sale, promotion, distribution, servicing and related activities in connection with VinFast’s automotive business (the “Licensed IP”). Any improvements made by VinFast to the Licensed IP shall be assigned to Vingroup. The license fee is an annual fee equal to 2% of the cost of registering the intellectual property rights, including filing fees, ongoing administrative fees and any design costs of such Licensed IP. See “VinFast’s Business—Intellectual Property.”

VinFast also entered into a framework research and development agreement with Vingroup dated December 1, 2020, pursuant to which Vingroup agreed to provide and procure its subsidiaries to provide VinFast with research and development services and assign to VinFast all rights, titles and interests in and to any intellectual property created or developed from such research and development services (“Owned IP”). The fee shall be negotiated and determined in good faith by Vingroup and VinFast on a case-by-case basis. VinFast compensate Vingroup for the cost of materials that Vingroup acquires from local or foreign suppliers in relation to the performance of such services.

The intellectual property license has a perpetual term, and both agreements will remain in effect until terminated in accordance with its terms and conditions.

Fees paid to VinFast’s affiliates under such agreements amounted to VND3.0 billion, VND4.9 billion, nil, and nil in 2020, 2021, 2022 and the three months ended March 31, 2023, respectively.

Agreements with VinFast Lithium

VinFast has entered into a number of agreements with its affiliate, VinFast Lithium, relating to the manufacture of batteries for VinFast’s e-scooters. In 2019, VinFast entered into a sale and purchase agreement that involved the transfer of the lithium battery assembly line and installation services to VinFast Lithium for a total consideration of VND205.4 billion ($8.7 million). The transfer has been completed.

VinFast leased a factory and parking space to VinFast Lithium pursuant to a lease agreement, which expires on July 14, 2067. The interest income on the sales-type lease amounted to VND19.6 billion ($0.8 million) in each of 2020 and 2021. For the year ended December 31, 2022, VinFast generated interest income on the sales-type lease of VND4.9 billion ($0.2 million) until the completion of the asset transfer to VHIZ JSC as discussed in “Certain Relationships and Related Party Transactions—Certain Relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Asset Transfers to VHIZ JSC.”

VinFast also entered into sales agreement with VinFast Lithium to purchase lithium battery packs used in the manufacture of its e-scooters. The sales agreements have an initial term of three years and are subject to automatic renewal for successive three-year periods until terminated by either party. The purchases from VinFast Lithium amounted to VND369.3 billion, VND189.4 billion, VND0.3 billion ($0.0 million) and VND5.1 billion ($0.2 million) in 2020, 2021, 2022 and the three months ended March 31, 2023, respectively.

Employment Agreements and Indemnification Agreements

See “Management of VinFast Following the Business Combination — Employment Agreements and Indemnification Agreements.”

Agreements Related to the Business Combination

VinFast Shareholder Support Agreement

See “Agreements in Connection with the Business Combination Agreement—Support Agreements.”

Registration Rights Agreement

See “Agreements in Connection with the Business Combination Agreement—Registration Rights Agreement.”

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax considerations to U.S. Holders (defined below) of (i) the exercise of redemption rights by U.S. Holders of BSAQ Class A Ordinary Shares, (ii) the merger and (iii) the ownership and disposition of VinFast Securities received by holders of BSAQ Securities in the merger.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold BSAQ Securities and, after the completion of the Business Combination, will hold VinFast Securities as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual circumstances or status, including:

•	the Sponsor or any member thereof;

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market tax accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of BSAQ’s shares, by vote or value, or will hold 5% or more of the shares of VinFast, by vote or value;

•	persons that acquired BSAQ Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the U.S.;

•	persons that hold BSAQ Securities, or will hold VinFast Securities, as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds BSAQ Securities or VinFast Securities, the tax treatment of such partnership and its partners will generally depend on the status of the partners and the activities of the partnership. Partnerships holding any BSAQ Securities or VinFast Securities and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of the merger, ownership and disposition of VinFast Securities, or the exercise of redemption rights with respect to the BSAQ Class A Ordinary Shares.

This discussion is based on the Code, proposed, temporary and final Treasury regulations promulgated under the Code (“Treasury Regulations”), and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum or Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes), nor does it address any aspects of U.S. state, local or non-U.S. taxation.

We have not and do not intend to seek any ruling from the IRS regarding any aspect of the Business Combination (including the merger) or the exercise of redemption rights. There can be no assurance that the IRS will not take positions that are inconsistent with those discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of BSAQ Securities or VinFast Securities, as the case may be, who or that is for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. HOLDERS OF BSAQ SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF ANY ASPECT OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF VINFAST SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Redemption of BSAQ Class A Ordinary Shares

Subject to the discussions below under the section titled “Passive Foreign Investment Company Rules,” in the event that a U.S. Holder’s BSAQ Class A Ordinary Shares are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section titled “Extraordinary General Meeting of Black Spade Shareholders—Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will generally depend on whether the redemption qualifies as a sale of the BSAQ Class A Ordinary Shares under Section 302 of the Code or rather as a distribution. If the redemption qualifies as a sale of BSAQ Class A Ordinary Shares by the U.S. Holder under Section 302 of the Code, the U.S. Holder would generally be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of the BSAQ Class A Ordinary Shares redeemed. Such gain or loss generally would be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such U.S. Holder’s BSAQ Class A Ordinary Shares generally will equal the cost of such shares. If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s BSAQ Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the BSAQ Class A Ordinary Shares. As discussed in more detail below under “—Passive Foreign Investment Company Rules,” BSAQ believes that it will be a PFIC with respect to its current taxable year. In that case, the U.S. federal income tax treatment of any income or gain recognized by a U.S. Holder that exercises its redemption rights will depend on the application of the PFIC rules discussed below and whether the U.S. Holder has made a PFIC Election (as defined below) with respect to its BSAQ Class A Ordinary Shares.

Generally, whether a redemption qualifies for sale treatment will depend largely on the total number of BSAQ Ordinary Shares treated as held by the U.S. Holder (including any shares constructively owned by the

U.S. Holder as a result of owning warrants) relative to all BSAQ Ordinary Shares outstanding both before and after such redemption.

The redemption of BSAQ Class A Ordinary Shares generally will be treated as a sale of the BSAQ Class A Ordinary Shares (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in BSAQ or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests (each, a “Section 302 Test”) are explained more fully below and are determined immediately after the merger.

In determining whether any of the Section 302 Tests are satisfied, a U.S. Holder generally takes into account not only BSAQ Ordinary Shares actually owned by the U.S. Holder, but also any BSAQ Ordinary Shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include BSAQ Class A Ordinary Shares that could be acquired pursuant to the exercise of the Black Spade Warrants.

In order to meet the substantially disproportionate test, the percentage of BSAQ’s outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of BSAQ Class A Ordinary Shares must, among other requirements, be less than 80% of the percentage of BSAQ’s outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. Before the merger, the BSAQ Class A Ordinary Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (i) all BSAQ Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all BSAQ Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares of BSAQ. The redemption of BSAQ Class A Ordinary Shares will not be essentially equivalent to a dividend with respect to a U.S. Holder if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in BSAQ. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in BSAQ will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing Section 302 Tests is satisfied, then the redemption will be treated as a corporate distribution and taxed in the manner described below under the section titled “—Consequences of Ownership and Disposition of VinFast Securities—Taxation of Distributions” and “—Passive Foreign Investment Company Rules.” After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed BSAQ Class A Ordinary Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining BSAQ Class A Ordinary Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in other shares of Black Spade constructively owned by such U.S. Holder.

U.S. HOLDERS OF BSAQ CLASS A ORDINARY SHARES CONTEMPLATING THE EXERCISE OF THEIR REDEMPTION RIGHTS SHOULD CONSULT THEIR TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES THEREOF.

Tax Treatment of the Merger

BSAQ and VinFast intend to treat the merger as a taxable exchange of the BSAQ Securities for the VinFast Securities, unless BSAQ receives a Reorganization Tax Opinion.

There are significant factual and legal uncertainties as to whether the merger could qualify as a Reorganization, and there can be no assurance that it will so qualify. For example, under Section 368 of the

Code, the acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. There is an absence of guidance directly on point as to how the provisions of Section 368 of the Code apply in the case of an acquisition of a corporation with only investment-type assets, such as BSAQ. In addition, in order for the merger to qualify as a Reorganization, it is necessary that a substantial part of the value of the proprietary interests in BSAQ be preserved in the merger and, unless certain other requirements are met, that BSAQ continue to hold substantially all of its historic assets after the merger. Some or all of these requirements may not be satisfied if a substantial portion of the BSAQ Class A Ordinary Shares are redeemed in connection with the merger. Accordingly, qualification of the merger as a Reorganization is subject to significant factual and legal uncertainties, including with respect to facts which will not be known until or following the closing of the Business Combination.

Consequences if the Merger is Treated as a Taxable Transaction

If the merger is a taxable exchange for U.S. federal income tax purposes, a U.S. Holder of BSAQ Securities will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the VinFast Securities received by such U.S. Holder in the merger and (ii) such U.S. Holder’s tax basis in the BSAQ Securities surrendered by such U.S. Holder in the merger. As discussed in more detail below under the section titled “—Passive Foreign Investment Company Rules,” BSAQ believes that it will be a PFIC with respect to its current taxable year. In that case, the U.S. federal income tax treatment of any income or gain recognized by a U.S. Holder will depend on the application of the PFIC rules discussed below and whether the U.S. Holder has made a PFIC Election with respect to its BSAQ Class A Ordinary Shares.

Subject to application of such PFIC rules, as discussed below under “Passive Foreign Investment Company Rules,” any gain or loss so recognized would generally be long-term capital gain or loss if the U.S. Holder had held the BSAQ Securities for more than one year (or short-term capital gain or loss otherwise). It is possible, however, that the redemption rights with respect to the BSAQ Class A Ordinary Shares may prevent the holding period for such shares from commencing prior to the termination of such rights, in which case a U.S. Holder may not be eligible for long-term capital gain rates. Long-term capital gain realized by a non-corporate U.S. Holders is currently eligible to be taxed at reduced rates. The deductibility of capital losses is subject to certain limitations. In the case of a U.S. Holder that holds BSAQ Securities with differing tax bases and/or holding periods, which generally occurs when blocks of shares are purchased at different times or for different amounts, these tax basis and holding period rules must be applied separately to each identifiable block of BSAQ Securities.

Consequences if the Merger is Treated as a Reorganization

Subject to the discussion in the following paragraphs, if the merger is treated as a Reorganization, U.S. Holders generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of BSAQ Securities for VinFast Securities pursuant to the merger. In such a case, the aggregate tax basis of the VinFast Securities received by a U.S. Holder in the merger should be equal to the aggregate adjusted tax basis of the BSAQ Securities surrendered in exchange therefor. The holding period of the VinFast Securities received by a U.S. Holder in the merger should include the holding period during which the BSAQ Securities exchanged therefor were held by such U.S. Holder. It is unclear whether, for certain purposes, the redemption rights with respect to the BSAQ Class A Ordinary Shares may prevent the holding period for such shares and therefore the VinFast ordinary shares from commencing prior to the Closing Date.

Because BSAQ is a blank check company with no current active business (as determined for purposes of the PFIC rules), based upon the composition of its income and assets, BSAQ believes that, if the Business Combination occurs, BSAQ will have been a PFIC in its 2022 taxable year and will be a PFIC for the current taxable year.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. Holder who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code, in a transaction such as a Reorganization where there may otherwise not be full recognition of gain. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form or if the IRS successfully asserts that Section 1291(f) of the Code is self-executing notwithstanding the absence of final or temporary Treasury Regulations, then even if the merger qualifies as a Reorganization, a U.S. Holder of BSAQ Class A Ordinary Shares may recognize gain in connection with the merger if: (i) such U.S. Holder did not make a timely qualified electing fund (“QEF”) election or mark-to-market election for BSAQ’s first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) BSAQ Class A Ordinary Shares, or a QEF election along with an applicable purging election (collectively, “PFIC Elections”); and (ii) VinFast is not a PFIC in the taxable year that includes the day after the merger. Any such gain generally would be subject to the rules described below in the section titled “—Passive Foreign Investment Company Rules.”

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted and whether the IRS would assert that Section 1291(f) of the Code is self-executing notwithstanding the absence of final or temporary Treasury Regulations. Therefore, even if the merger qualifies as a Reorganization, U.S. Holders of BSAQ Class A Ordinary Shares that have not made a timely PFIC Election may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the merger to the extent their BSAQ Class A Ordinary Shares have a fair market value in excess of their tax basis therein.

In the event the merger qualifies as a Reorganization, the application of the PFIC rules to the Black Spade Warrants is unclear. A proposed regulation issued under the PFIC rules (that has a 1992 effective date) generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC, while a final regulation issued under the PFIC rules provides that the holder of an option is not entitled to make a QEF election with respect to the option. As a result, it is possible that the proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) may apply to cause gain recognition under the PFIC rules on the exchange of Black Spade Warrants for VinFast warrants pursuant to the merger.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE MERGER ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Consequences of Ownership and Disposition of VinFast Securities

Taxation of Distributions

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on VinFast ordinary shares to the extent the distribution is paid out of VinFast’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular corporate tax rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules discussed below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its VinFast ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such VinFast ordinary shares. Because VinFast does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that the full amount of distributions (if any) paid by VinFast generally will be reported as dividends for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to the PFIC rules, dividends generally will be taxed at the lower applicable long-term capital gains rate (see the section titled “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of VinFast Securities” below) only if the VinFast ordinary shares are readily tradable on an established securities market in the United States, VinFast is not a PFIC (as discussed below) with respect to the U.S. Holder for either the taxable year in which the dividend was paid or the preceding taxable year, and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the VinFast ordinary shares.

Dividends on VinFast ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on the ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability. For this purpose, dividends distributed by us with respect to ordinary shares will generally constitute “passive category income.” If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. Recently issued U.S. Treasury regulations that apply to foreign income taxes restrict the availability of any such credit (or deduction in lieu thereof) based on the nature of the withholding tax imposed by the foreign jurisdiction. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of VinFast Securities

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of the VinFast Securities. Any such capital gain or loss will be U.S. source gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such VinFast Securities exceeds one year at the time of such disposition.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its VinFast Securities so disposed. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. See “—Exercise, Lapse or Redemption of a VinFast warrant” below for a discussion regarding a U.S. Holder’s basis in a VinFast ordinary share acquired pursuant to the exercise of a VinFast warrant. The deductibility of capital losses is subject to certain limitations.

Exercise, Lapse or Redemption of a VinFast Warrant

Subject to the PFIC rules discussed below, and except as discussed below with respect to the cashless exercise of a VinFast warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a VinFast ordinary share on the exercise of a VinFast warrant for cash. A U.S. Holder’s tax basis in a VinFast ordinary share received upon exercise of the VinFast warrant generally will equal the sum of the U.S. Holder’s tax basis in the VinFast warrant and the exercise price. It is unclear whether a U.S. Holder’s holding period for the VinFast ordinary share will commence on the date of exercise of the VinFast warrant or the day following the date of exercise of the VinFast warrant; in either case, the holding period will not include the period during which the U.S. Holder held the VinFast warrant. If a VinFast warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the VinFast warrant. Such loss will be long-term capital loss if, at the time of the expiration, the holding period in the VinFast warrants is more than one year. The deductibility of capital losses is subject to limitations.

The tax consequences of a cashless exercise of a VinFast warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for United States federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the VinFast ordinary share received generally would equal the U.S. Holder’s tax basis in the VinFast warrant. If the cashless exercise was not treated as a recapitalization, it is unclear whether a U.S. Holder’s holding period for the VinFast ordinary share would commence on the date of exercise of the VinFast warrant or the day following the date of exercise of the VinFast warrant. If the cashless exercise were treated as a recapitalization, the holding period of the VinFast ordinary share would include the holding period of the VinFast warrant.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized, as described above under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of VinFast Securities.” In such event, a portion of the VinFast warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining VinFast warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder may be deemed to have surrendered VinFast warrants with an aggregate value equal to the exercise price for the total number of VinFast warrants to be deemed exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the VinFast warrants deemed surrendered and the U.S. Holder’s tax basis in such VinFast warrants. In this case, a U.S. Holder’s tax basis in the VinFast ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the VinFast warrants deemed exercised and the exercise price of such VinFast warrants. It is unclear whether a U.S. Holder’s holding period for the VinFast ordinary shares would commence on the date of exercise of the VinFast warrant or the day following the date of exercise of the VinFast warrant.

Due to the absence of authority on the United States federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Possible Constructive Distributions

The terms of each VinFast warrant provide for an adjustment to the number of VinFast ordinary shares for which the VinFast warrant may be exercised or to the exercise price of the VinFast warrant in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. U.S. Holders of VinFast warrants would, however, be treated as receiving a constructive distribution from VinFast if, for example, the adjustment increases the warrantholders’ proportionate interest in VinFast’s assets or earnings and profits (e.g., through an increase in the number of VinFast ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of VinFast ordinary shares which is taxable to the U.S. Holders of such VinFast ordinary shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section generally in the same manner as if the U.S. Holders of the VinFast warrants received a cash distribution from VinFast equal to the fair market value of the increase in the interest. A U.S. Holder’s tax basis in VinFast warrants will be increased to the extent of any such constructive dividend. It is not entirely clear whether a constructive dividend deemed paid to a non-corporate U.S. Holder could be “qualified dividend income” as discussed above under “Taxation of Distributions.” For certain information reporting purposes, VinFast may be required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which VinFast may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of constructive distributions are determined.

Additional Reporting Requirements

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to VinFast Securities, subject to certain exceptions, by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold VinFast Securities. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of VinFast Securities.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of BSAQ Securities and VinFast Securities could be materially different from that described above if BSAQ or VinFast is or was treated as a PFIC for U.S. federal income tax purposes.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation.

VinFast Securities

Based on VinFast’s current and expected income and assets (taking into account the expected cash proceeds from, and VinFast’s anticipated market capitalization following, the Business Combination), VinFast does not presently expect to be a PFIC for its current taxable year. However, no assurance can be given in this regard because the determination of whether VinFast is or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of VinFast’s income and assets. In addition, the application of the PFIC rules to companies with VinFast’s composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of VinFast’s ordinary shares may cause VinFast to become a PFIC for its current or subsequent taxable years because the value of its assets for the purpose of the first part of the test described above may be determined by reference to the market price of its ordinary shares. The composition of VinFast’s income and assets may also be affected by how, and how quickly, VinFast uses its liquid assets and any cash raised in the Business Combination.

In addition, in the event the merger is treated as a Reorganization, if BSAQ is determined to be a PFIC with respect to any U.S. Holder who exchanges BSAQ Securities for VinFast Securities in connection with the merger, the U.S. Holder did not make any of the PFIC Elections, and the U.S. Holder is not subject to tax on the exchange of the BSAQ Securities under Section 1291(f) of the Code or otherwise, then, although not free from doubt, VinFast may also be treated as a PFIC as to VinFast ordinary shares received by such U.S. Holder in the merger, even if VinFast is not a PFIC in its own right. In such event, it is also possible that proposed Treasury Regulations could be finalized in a manner that would treat any VinFast warrants that are received in the merger as subject to the PFIC rules.

If VinFast is, or is treated as, a PFIC for any taxable year of a U.S. Holder’s holding period for VinFast ordinary shares (or under proposed Treasury Regulations, VinFast warrants), VinFast generally will continue to be treated as a PFIC with respect to a U.S. Holder’s investment for all succeeding years during which the U.S. Holder holds such VinFast ordinary shares or VinFast warrants, and, although subject to uncertainty, potentially any VinFast ordinary shares received upon exercise of such VinFast warrants, unless (i) VinFast ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules.

If VinFast is, or is treated as, a PFIC at any time a U.S. Holder holds VinFast ordinary shares (or under proposed Treasury Regulations, VinFast warrants), any gain recognized by the U.S. Holder on a sale or other disposition of the VinFast ordinary shares or VinFast warrants, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder exceeds 125% of the average of the annual distributions received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

If VinFast is, or is treated as, a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of VinFast’s non-U.S. subsidiaries or other corporate entities in which VinFast owns equity interests are also classified as PFICs (each a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of each such lower-tier PFIC for purposes of the application of these rules.

Certain PFIC Elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the VinFast ordinary shares if VinFast is considered a PFIC, but such elections may not be available for VinFast warrants and may not apply to lower-tier PFICs. VinFast does not intend to provide information necessary for U.S. Holders to make a qualified electing fund election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. If VinFast is, or is treated as, a PFIC for any taxable year during which a U.S. Holder owns (or is deemed to own) any VinFast ordinary shares, subject to certain limited exceptions set forth in applicable Treasury Regulations, the U.S. Holder will be required to file annual reports with the IRS with respect to VinFast and any lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the determination of whether VinFast is a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of VinFast ordinary shares.

BSAQ Securities

As discussed above, BSAQ is a blank check company with no current active business (as determined for purposes of the PFIC rules). Based upon the composition of its income and assets, if the Business Combination occurs, BSAQ believes that it will have been a PFIC in its 2022 taxable year and will be a PFIC for the current taxable year.

The impact of the PFIC rules on a U.S. Holder of BSAQ Class A Ordinary Shares will depend on whether the U.S. Holder has made one of the PFIC Elections described above, which may mitigate the adverse consequences under the PFIC rules. Although VinFast does not intend to prepare or provide the information necessary for a U.S. Holder to make a QEF election with respect to VinFast ordinary shares, VinFast has agreed to endeavor to make available the information that is reasonably required for a U.S. Holder to make a QEF election with respect to BSAQ’s taxable year during which the Business Combination occurs.

Assuming BSAQ is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of BSAQ Class A Ordinary Shares and that the U.S. Holder did not make an applicable PFIC Election (or under proposed Treasury Regulations, Black Spade Warrants), such U.S. Holder generally will be subject to the special and adverse rules discussed above with respect to (i) any gain recognized by the U.S. Holder on the redemption or other disposition of its BSAQ Class A Ordinary Shares or Black Spade Warrants (including in the event that the merger do not qualify as a Reorganization) and (ii) any “excess distribution” made to the U.S. Holder. For this purpose, a U.S. Holder of BSAQ Shares will be treated as receiving an “excess distribution” only if (a) the U.S. Holder held the BSAQ Class A Ordinary Shares for more than one of its taxable years and (b) the amount a U.S. Holder receives upon a redemption of BSAQ Class A Ordinary Shares is treated as a distribution because the redemption does not satisfy the Section 302 Tests described above under the section titled “—Redemption of BSAQ Class A Ordinary Shares.” In that case, all of the redemption proceeds would be treated as an “excess distribution” that is subject to the rules set forth below.

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the BSAQ Class A Ordinary Shares or Black Spade Warrants;

•	the amount allocated to the U.S. Holder’s current taxable year will be taxed as ordinary income; and

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year and an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

The rules dealing with PFICs and with PFIC Elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of BSAQ Securities and VinFast Securities should consult their own tax advisors concerning the application of the PFIC rules under their particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to BSAQ Class A Ordinary Shares or VinFast ordinary shares, constructive distributions with respect to the VinFast warrants, and proceeds from the sale, exchange or redemption of BSAQ Securities or VinFast Securities may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. U.S. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the receipt of VinFast Securities in the merger, the ownership and disposition of VinFast Securities and the exercise of their redemption rights with respect to the BSAQ Class A Ordinary Shares, including the tax consequences under state, local, estate, non-U.S. and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

Singapore Tax Considerations

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Singapore Income Tax Act 1947, or “SITA,” provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

(i)	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

(ii)	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under the following scenarios:

(a)	a divesting company whose gains or profits from the disposal of shares are included as part of its income based on the provisions of section 26 of the SITA;

(b)	the disposal of shares by a partnership, limited partnership and limited liability partnership one or more of the partners of which is a company or are companies; or

(c)	the disposal of shares on or after 1 June 2022 not listed on a stock exchange in Singapore or elsewhere, being shares in a company that the Singapore Comptroller of Income Tax is satisfied —

(i)	is in the business of trading immovable properties situated in Singapore or elsewhere;

(ii)	principally carries on the activity of holding immovable properties situated (whether in Singapore or elsewhere), whereby passive or no income is derived; or

(iii)	has undertaken property development (whether in Singapore or elsewhere), except where —

(A)

the immovable property developed is used by the company to carry on its trade or business (including the business of letting immovable properties), not being a business mentioned in sub-paragraph (i); and

(B)	the company did not undertake any property development in Singapore or elsewhere for a period of at least 60 consecutive months before the disposal of shares.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 — Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 — Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 — Financial Instruments, or SFRS(I) 9 may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular titled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement.”

FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular titled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments.”

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Stamp Duty

There is no stamp duty payable on the subscription and issuance of the shares.

In relation to a transfer of the ordinary shares, no stamp duty is payable if no instrument of transfer is executed or if the instrument of transfer is executed outside Singapore and not received in Singapore. Accordingly, stamp duty is not applicable to electronic transfers of our shares effected solely on a book entry basis outside Singapore. We therefore expect that no Singapore stamp duty will be payable where shares are acquired by U.S. holders solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore.

Stamp duty will be payable if there is an instrument (including an electronic instrument) for the transfer of our shares which is either executed in Singapore or executed outside Singapore and received in Singapore.

Where the instrument of transfer is executed in Singapore, stamp duty must be paid within 14 days of the execution of the instrument of transfer. Where the instrument of transfer is executed outside Singapore and received in Singapore, stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. An electronic instrument that is executed outside Singapore is treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Stamp duty on an instrument of transfer of shares is payable at the rate of 0.2% of the consideration for, or open market value of, the shares, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive agreement for the avoidance of double taxation between the U.S. and Singapore which applies to withholding taxes (if any) on dividends or capital gains.

Goods and Services Tax (“GST”)

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the Singapore Goods and Services Tax Act 1993 or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate, which is currently 8.0%. This rate will be raised from 8.0% to 9.0% with effect from January 1, 2024. Similar services rendered by a GST-registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST-registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

DESCRIPTION OF VINFAST’S SHARES CAPITAL

The following description summarizes material terms of VinFast’s Constitution as they will be in effect upon the consummation of this Business Combination. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Constitution, a copy of which has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of the Constitution.

General

Upon the consummation of the Business Combination, VinFast’s issued and outstanding share capital will consist of ordinary shares. As of March 31, 2023, there are 2,412,852,458 ordinary shares in VinFast issued and outstanding. VinFast currently only has one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. Except as disclosed otherwise in this proxy statement/prospectus, none of the holders of VinFast’s shares have different voting rights from the other holders after the consummation of the Business Combination. There is no concept of authorized share capital under Singapore law. Under the Singapore Companies Act, there is no limit to the number of new shares that may be issued, but new shares may be issued only with the prior approval of VinFast’s shareholders in a general meeting. See “—Issuances of New Shares.”

For the purposes of this section, references to “shareholders” mean those shareholders whose names and number of shares are entered in VinFast’s register of members. Only persons who are registered in VinFast’s register of members are recognized under Singapore law as VinFast’s shareholders. As a result, only registered shareholders have legal standing under Singapore law to institute shareholder actions against VinFast or otherwise seek to enforce their rights as shareholders. VinFast’s branch register of members is maintained by VinFast’s transfer agent.

Objects of VinFast

Under the Singapore Companies Act and the Constitution, subject to the provisions of the Singapore Companies Act and any other written law and the Constitution, VinFast has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and for the purposes of the foregoing, full rights, powers and privileges.

Ordinary Shares

VinFast’s ordinary shares have no par value as there is no concept of authorized share capital under Singapore law. All shares presently issued are fully paid. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly issued shares, VinFast notes that any subscriber of VinFast’s ordinary shares who has fully paid up all amounts due with respect to such ordinary shares will not be subject under Singapore law to any personal liability to contribute to VinFast’s assets or liabilities in such subscriber’s capacity solely as a holder of such ordinary shares, except in very limited and exceptional circumstances where Singapore courts may consider it fit to “lift the corporate veil.” VinFast believes this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. VinFast cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of VinFast’s own ordinary shares. Except as described in “— Singapore Code on Take-overs and Mergers” and “— Voting Rights,” there are no limitations in the Constitution or Singapore law on the rights of shareholders not resident in Singapore to hold or vote in respect of VinFast’s ordinary shares.

Voting Rights

Each ordinary share is entitled to one vote per share. Voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to or on the declaration of the result of the show of hands by, among others, at least one shareholder present in person or by proxy or by attorney or other duly authorized representative and holding or representing not less than 5% of the total voting rights of all shareholders having the right to vote at the meeting. On a poll, each holder of ordinary shares who is present in person or by proxy or by attorney or in the case of a corporation, by a representative, has one vote for each ordinary share which he holds or represents. Proxies need not be shareholders. There are no limitations imposed by the Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on VinFast’s shares. In addition, there are no provisions in the Constitution governing the ownership threshold above which shareholder ownership must be disclosed.

Only those shareholders who are registered in VinFast’s register of members will be entitled to vote at any meeting of shareholders in person or by proxy or by attorney or, in the case of a corporation, by a representative. Therefore, since the VinFast ordinary shares are expected to be held through the Depositary Trust Company (“DTC”) or its nominee, DTC or its nominee will grant an omnibus proxy to DTC participants holding VinFast’s ordinary shares in book-entry form through a broker, bank, nominee, or other institution that is a direct or indirect participant of DTC. Such shareholders will have the right to instruct their broker, bank, nominee or other institution holding these ordinary shares on how to vote such ordinary shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Whether voting is by a show of hands or by a poll, DTC’s vote will be voted by the chairman of the meeting according to the results of the votes of the DTC participants (which results will reflect the instructions received from shareholders that own VinFast’s ordinary shares electronically in book-entry form through DTC).

Dividends

VinFast may, by ordinary resolution, declare dividends at a general meeting of VinFast’s shareholders, but no dividend shall be payable except out of VinFast’s profits, and the amount of any such dividend shall not exceed the amount recommended by VinFast’s board of directors. Subject to the Constitution and in accordance with the Singapore Companies Act, VinFast’s board of directors may, without the approval of VinFast’s shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of VinFast’s shareholders. VinFast currently has not adopted a dividend policy with respect to future dividends and VinFast does not have any present plan to pay any cash dividends on VinFast’s ordinary shares in the foreseeable future after consummation of the Business Combination. See “Market Price and Dividend Information—VinFast” for additional information.

Capitalization and Other Rights

VinFast’s board of directors may, with the approval of VinFast’s shareholders at a general meeting, capitalize any reserves or profits and distribute them as shares, credited as paid-up, to VinFast’s shareholders in proportion to their shareholdings in accordance with the Constitution.

Variation of Rights

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force affecting VinFast, under the Constitution, whenever VinFast’s share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst VinFast is a going concern or during or in contemplation of a winding-up. To every such separate general meeting, (i) the necessary quorum shall be two persons at least holding or representing by proxy or attorney at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, and on a poll shall, in the case of any holder of ordinary shares, have one vote for every share of the class held by him, provided always that where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three fourths of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting; and (ii) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

Issuances of New Shares

Under the Singapore Companies Act, new shares may be issued only with the prior approval of VinFast’s shareholders in a general meeting. General approval may be sought from VinFast’s shareholders in a general meeting for the issuance of shares. Such approval, if granted, will lapse at the earlier of the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after the end of each financial year). However, any approval may be revoked or varied by VinFast in a general meeting.

For the issuance of new shares for the proposed sale to the public, VinFast’s shareholders will provide such general authority to issue new ordinary shares as required by the Singapore Companies Act.

Subject to this and the provisions of the Singapore Companies Act and the Constitution, VinFast’s board of directors may allot, issue or grant options over or otherwise dispose of new ordinary shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which VinFast’s ordinary shares are listed, as well as U.S. federal and blue sky securities laws applicable to such issue.

Preference Shares

Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. The Constitution provides that it may issue shares of a different class with preferential, deferred or other special rights, privileges or such restrictions as VinFast’s board of directors may determine from time to time provided that it is approved by ordinary resolution, or, if required by the statutes, special resolution at a general meeting of its shareholder.

VinFast may, subject to the Singapore Companies Act and the prior approval in a general meeting of its shareholders, issue preference shares that are, at its option, subject to redemption provided that such preference shares may not be redeemed out of the capital of VinFast unless:

•	all the directors have made a solvency statement in relation to such redemption; and

•	VinFast has lodged a copy of the solvency statement with the Accounting and Corporate Regulatory Authority of Singapore.

Further, the shares must be fully paid-up before they are redeemed.

The issuance of preference shares could have the effect of decreasing the trading price of VinFast’s ordinary shares, restricting dividends on VinFast’s ordinary shares, diluting the voting power of VinFast’s ordinary shares, impairing the liquidation rights of VinFast’s ordinary shares, or delaying or preventing a change in control of VinFast.

Calls on Shares

Under the Constitution, VinFast’s directors may from time to time, as they think fit, make calls upon the shareholders in respect of any moneys unpaid on their shares or on any class of their shares and not by the conditions of the issue and allotment thereof made payable at fixed times; and each shareholder shall (subject to his having been given at least 14 days’ notice specifying the time or times and place of payment) pay to VinFast at the time or times and place so specified the amount called on his shares. A call may be made payable by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the directors may determine.

Register of Members

Only persons who are registered in VinFast’s register of members are recognized under Singapore law as VinFast’s shareholders with legal standing under Singapore law to institute shareholder actions against VinFast or otherwise seek to enforce their rights as shareholders. VinFast will not, except as required by applicable law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of that ordinary share. VinFast may close its register of members for any time or times, provided that its register of members may not be closed for more than 30 days in the aggregate in any calendar year and prior notice of closure, stating the period and purpose(s) for which the closure is made, is given to the shareholders. VinFast typically will close its register of members to determine shareholders’ entitlement to receive dividends and other distributions.

The ordinary shares of VinFast to be issued to Black Spade Shareholders in connection with the Business Combination are expected to be held through DTC. Accordingly, DTC or its nominee, Cede & Co., will be the shareholder of record registered in VinFast’s register of members. The holders of VinFast’s ordinary shares held in book-entry interests through DTC or its nominee may become registered shareholders by exchanging their interest in VinFast’s ordinary shares for certificated ordinary shares and being registered in VinFast’s register of members in respect of such ordinary shares. The procedures by which a holder of book-entry interests held through DTC or its nominee may exchange such interests for certificated ordinary shares are determined by DTC and VinFast’s transfer agent, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of book-entry interests for certificated ordinary shares, and following such an exchange, VinFast’s transfer agent will perform the procedures to register the ordinary shares in the register.

Under the Singapore Companies Act, if (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or unnecessary delay takes place in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member of the public company or the company itself, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may refuse the application or may order rectification of the register of members and payment by the company of any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.

Singapore Code on Take-overs and Mergers

The Singapore Take-Over Code regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies with net tangible assets of S$5.0 million or more. Any person acquiring, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, 30% or more of the voting rights in VinFast or any person holding, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of the voting rights in VinFast, and if such person (or parties acting in concert with him) acquires, either on his or her own or together with parties acting in concert with such person, additional voting shares representing more than 1% of the voting rights in VinFast in any six-month period, must, except with the consent of the SIC, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-Over Code. Responsibility for ensuring compliance with the Singapore Take-Over Code rests with parties (including company directors) to a take-over or merger and their advisors.

Under the Singapore Take-Over Code, “parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•

a company and its parent company, subsidiaries or fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these foregoing companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a company with any of its pension funds and employee share schemes;

•	a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•

a financial or other professional adviser, including a stockbroker, with its customers in respect of the shareholdings of the adviser and persons controlling, controlled by or under the same control as the adviser;

•

directors of a company (together with their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and

•

an individual and (i) such person’s close relatives, (ii) such person’s related trusts, (iii) any person who is accustomed to act in accordance with such person’s instructions, (iv) companies controlled by the individual, such person’s close relatives, such person’s related trusts or any person who is accustomed to act in accordance with such person’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months prior to its commencement.

Under the Singapore Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. In the case where VinFast has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-Over Code and the SIC should be consulted in advance in such cases. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to enable them to reach an informed decision on the offer. These legal requirements may impede or delay a takeover of VinFast by a third-party.

VinFast has submitted an application to the SIC for a waiver from the Singapore Take-Over Code so that the Singapore Take-Over Code will not apply to VinFast for so long as VinFast is not listed on a securities exchange in Singapore. VinFast will make an appropriate announcement when the result of the application is known.

Election and Re-election of Directors

VinFast may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in the Constitution or in any agreement between VinFast and such director. VinFast may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

The Constitution provides that its shareholders by ordinary resolution, or its board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with the Constitution, as the case may be.

General Meetings of VinFast’s Shareholders

Under the Singapore Companies Act, VinFast is required to hold an annual general meeting of shareholders within six months from the end of its financial year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the requisition of shareholders representing not less than 10% of the total number of paid-up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting. In addition, two or more shareholders holding not less than 10% of VinFast’s total number of issued shares (excluding treasury shares) may call a meeting of VinFast’s shareholders.

The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak and vote on any resolution put before the general meeting. Unless otherwise required by law or by VinFast’s constitution, voting on resolutions put forth at general meetings is by ordinary resolution, passed by a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, which is passed by a majority of not less than three-fourths of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, including voluntary winding-up, amendments to VinFast’s constitution, a change of VinFast’s corporate name and a reduction in the share capital.

VinFast must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. General meetings convened for the purpose of passing ordinary resolutions generally require at least 14 days’ notice in writing.

Minority Rights

The rights of minority shareholders of Singapore companies are protected under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of a company, as they think fit to remedy any of the following situations:

•

the affairs of a company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders, including the applicant; or

•

a company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have a wide discretion as to the remedies they may grant and the remedies listed in the Singapore Companies Act itself are not exclusive. If the Singapore courts are of the opinion that, upon an application under Section 216 of the Singapore Companies Act, either of the grounds set out above is established, the Singapore courts may, with a view to bringing to an end or remedying the matters complained of, make such order as it thinks fit and, without prejudice to the generality of the foregoing, the order may:

•	direct or prohibit any act or cancel or modify any transaction or resolution;

•	regulate the conduct of the affairs of the company in the future;

•	authorize civil proceedings to be brought in the name of, or on behalf of, the company by a person or persons and on such terms as the court may direct;

•

provide for the purchase of shares of the company by the other shareholders of the company or by the company itself and, in the case of a purchase of shares by the company, a corresponding reduction of its share capital; or

•	provide that the company be wound up.

In addition, Section 216A of the Singapore Companies Act allows a complainant (including a minority shareholder) to apply to the Singapore courts for leave to bring an action in a court proceeding or arbitration in the name and on behalf of the company or intervene in an action in a court proceeding or arbitration to which a company is a party for the purpose of prosecuting, defending or discontinuing the action or arbitration on behalf of a company.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitation of Liability of Directors and Officers

Under Section 172 of the Singapore Companies Act, any provision which purports to exempt or provides an indemnity for officers of a company (including directors) to any extent from or against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, a company is not prohibited from: (a) in the case of providing an indemnity (to any extent) for an officer of a company (including directors) against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company, purchasing and maintaining for any director and officer of the company insurance against any such liability; or (b) indemnifying the individual against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the officer of the company to pay a fine in criminal proceedings, (ii) of the officer of the company to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the officer of the company in defending criminal proceedings in which he or she is convicted, (iv) incurred by the officer of the company in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the individual in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting VinFast, VinFast’s constitution provides that each of its directors and other officers shall be entitled to be indemnified by VinFast against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting VinFast, VinFast may indemnify its directors and officers against costs, charges, fees and other expenses that may be incurred by any of them in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of VinFast, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to VinFast, or which would otherwise result in such indemnity being void under applicable Singapore laws.

No director or officer of VinFast shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, VinFast shall contribute to the amount paid or payable by a director or officer in such proportion as is appropriate to reflect the relative fault of such director or officer, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and VinFast, and the relative fault of such parties in respect thereof.

In addition, subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting VinFast, no director (including managing director) or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by VinFast, through the insufficiency or deficiency of title to any property acquired by order of the directors for VinFast or for the insufficiency or deficiency of any security upon which any of VinFast’s moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his or her duties, unless the same happens through his or her own negligence, default, breach of duty or breach of trust.

VinFast has entered into indemnification agreements with each of its directors and officers. These agreements require VinFast to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to VinFast reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to VinFast or to be in default thereof, or where the Singapore courts have declined to grant relief. These indemnification rights shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of VinFast’s constitution, agreement, vote of shareholders or disinterested directors or otherwise.

VinFast expects to maintain standard policies of insurance that provide coverage (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to VinFast with respect to indemnification payments that it may make to such directors and officers.

DESCRIPTION OF VINFAST’S WARRANTS

If the Business Combination is completed, the Public Warrants and the Private Placement Warrants will convert automatically into VinFast warrants to purchase VinFast ordinary shares. The following provides a summary of the material provisions governing the VinFast warrants.

VinFast warrants to be issued in exchange for Public Warrants

Each whole VinFast warrant entitles the registered holder to purchase one VinFast ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing, except as discussed in the immediately succeeding paragraph. Pursuant to the Warrant Agreement, as amended by the Warrant Assumption Agreement, a warrant holder may exercise its VinFast warrants only for a whole number of VinFast ordinary shares. This means only a whole VinFast warrant may be exercised at a given time by a warrant holder. The VinFast warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption (other than VinFast warrants converted from Private Placement Warrants) or liquidation.

VinFast will not be obligated to deliver any VinFast ordinary shares pursuant to the exercise of a VinFast warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the VinFast ordinary shares underlying the VinFast warrants is then effective and a prospectus relating thereto is current, subject to VinFast satisfying its registration obligations. No VinFast warrant will be exercisable and VinFast will not be obligated to issue a VinFast ordinary share upon exercise of a VinFast warrant unless such VinFast ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the VinFast warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a VinFast warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will VinFast be required to net cash settle any VinFast warrant.

If VinFast ordinary shares are at the time of any exercise of a VinFast warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, VinFast may, at its option, require holders of VinFast warrants issued in exchange for Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act, and in the event VinFast so elects, it will not be required to file or maintain in effect a registration statement, and in the event VinFast does not so elect, it will use its reasonable best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering each such warrant for that number of VinFast ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the excess of the “fair market value” less the exercise price of such warrant by (y) the fair market value and (B) 0.361. The “fair market value” shall mean the volume weighted average price of the VinFast ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemptions of warrants when the price per VinFast ordinary share equals or exceeds $18.00.

Once the VinFast warrants become exercisable, VinFast may redeem the outstanding VinFast warrants (except as described herein with respect to the VinFast warrants issued in exchange for the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”); and

•

if, and only if, the last reported sale price of the VinFast ordinary shares for any 20 trading days within a 30-trading day period ending three business days before VinFast sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like).

If and when the VinFast warrants become redeemable by VinFast, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. However, VinFast will not redeem the VinFast warrants unless a registration statement under the Securities Act covering the VinFast ordinary shares issuable upon exercise of the VinFast warrants is effective and a current prospectus relating to those VinFast ordinary shares is available throughout the 30-day redemption period.

If the foregoing conditions are satisfied and VinFast issues a notice of redemption of the VinFast warrants, each warrant holder will be entitled to exercise his, her or its VinFast warrants prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising warrant holder to pay the exercise price for each VinFast warrant being exercised. However, the price of the VinFast ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per VinFast ordinary share equals or exceeds $10.00.

Once the VinFast warrants become exercisable, VinFast may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of VinFast ordinary shares;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like), the VinFast warrants issued in exchange for the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding VinFast warrants issued in exchange for the Public Warrants, as described above.

The numbers in the table below represent the number of VinFast ordinary shares that a warrant holder will receive upon exercise in connection with a redemption by VinFast pursuant to this redemption feature, based on the “fair market value” of VinFast ordinary shares on the corresponding redemption date (assuming holders elect to exercise their VinFast warrants and such warrants are not redeemed for $0.10 per warrant), determined based on the volume-weighted average price of VinFast ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. VinFast will provide its warrant holders with the final fair market value no later than one business day after the 10-trading-day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “—Anti-dilution Adjustments” below. The adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

Redemption Date (period to expiration of warrants)	<$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of VinFast ordinary shares to be issued for each VinFast warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the volume-weighted average price of VinFast ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the VinFast warrants is $11.00 per share, and at such time there are 57 months until the expiration of the VinFast warrants, holders may choose to, in connection with this redemption feature, exercise their VinFast warrants for 0.277 VinFast ordinary shares for each whole VinFast warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume-weighted average price of VinFast ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the VinFast warrants is $13.50 per share, and at such time there are 38 months until the expiration of the VinFast warrants, holders may choose to, in connection this redemption feature, exercise their VinFast warrants for 0.298 VinFast ordinary shares for each whole VinFast warrant. In no event will the VinFast warrants be exercisable in connection with this redemption feature for more than 0.361 VinFast ordinary shares per VinFast warrant (subject to adjustment).

This redemption feature is structured to allow for all of the outstanding VinFast warrants to be redeemed when the VinFast ordinary shares are trading at or above $10.00 per share, which may be at a time when the trading price of VinFast ordinary shares is below the exercise price of the VinFast warrants. This redemption feature was established to provide VinFast with the flexibility to redeem the VinFast warrants without the VinFast warrants having to reach the $18.00 per share threshold set forth above under “Description of VinFast’s Warrants—Redemptions of warrants when the price per VinFast ordinary share equals or exceeds $18.00.”

As stated above, VinFast can redeem the VinFast warrants when the VinFast ordinary shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to its capital structure and cash position while providing warrant holders with the opportunity to exercise their VinFast warrants on a cashless basis for the applicable number of shares. If VinFast chooses to redeem the VinFast warrants when the VinFast ordinary shares are trading at a price below the exercise price of the VinFast warrants, this could result in the warrant holders receiving fewer VinFast ordinary shares than they would have received if they had chosen to wait to exercise their VinFast warrants for VinFast ordinary shares if and when such VinFast ordinary shares were trading at a price higher than the exercise price of $11.50.

Redemption Procedures. In the event VinFast elects to redeem the outstanding VinFast warrants, VinFast will fix a date for the redemption (the “Warrant Redemption Date”) and provide notice of the redemption to be mailed by first class mail, postage prepaid by VinFast not less than thirty days prior to the Warrant Redemption Date to the registered holders of the first class mail (who will, in turn, notify the beneficial holders thereof). A holder of a warrant may notify VinFast in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the VinFast ordinary share issued and outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments. If the number of outstanding VinFast ordinary shares is increased by a capitalization or share dividend payable in VinFast ordinary shares, or by a share split of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, share split or similar event, the number of VinFast ordinary shares issuable on exercise of each VinFast warrant will be increased in proportion to such increase in the outstanding VinFast ordinary shares. A rights issue to holders of ordinary shares entitling holders to purchase VinFast ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of VinFast ordinary shares equal to the product of (i) the number of VinFast ordinary shares actually sold in such rights issue (or issuable under any other equity securities sold in such rights issue that are convertible into or exercisable for VinFast ordinary shares) and (ii) one minus the quotient of (x) the price per VinFast ordinary share paid in such rights issue and (y) the historical fair market value. For these purposes, (i) if the rights issue is for securities convertible into or exercisable for VinFast ordinary shares, in determining the price payable for VinFast ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume-weighted average price of VinFast ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the VinFast ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if VinFast, at any time while the VinFast warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of VinFast ordinary shares on account of such VinFast ordinary shares (or other securities into which the VinFast warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the VinFast ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of VinFast ordinary shares issuable on exercise of each VinFast warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each VinFast ordinary share in respect of such event.

If the number of outstanding VinFast ordinary shares is decreased by a consolidation or reclassification of VinFast ordinary shares or other similar event, then, on the effective date of such consolidation, reclassification or similar event, the number of VinFast ordinary shares issuable on exercise of each VinFast warrant will be decreased in proportion to such decrease in outstanding VinFast ordinary shares.

Whenever the number of VinFast ordinary shares purchasable upon the exercise of the VinFast warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of VinFast ordinary shares purchasable upon the exercise of the VinFast warrants immediately prior to such adjustment and (y) the denominator of which will be the number of VinFast ordinary shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding VinFast ordinary shares (other than those described above or that solely affects the par value of such VinFast ordinary shares), or in the case of any merger or consolidation of VinFast with or into another corporation (other than a consolidation or merger in which VinFast is the continuing corporation and that does not result in any reclassification or reorganization of its issued and outstanding VinFast ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of VinFast as an entirety or substantially as an entirety in connection with which VinFast is dissolved, the holders of the VinFast warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the VinFast warrants and in lieu of the VinFast ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of VinFast ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the VinFast warrants would have received if such holder had exercised their VinFast warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of VinFast ordinary shares in such a transaction is payable in the form of VinFast ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the VinFast warrants properly exercises the VinFast warrants within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement, as amended by the Warrant Assumption Agreement, based on the Black-Scholes value (as defined in the Warrant Agreement, as amended by the Warrant Assumption Agreement) of the VinFast warrants. The purpose of such exercise price reduction is to provide additional value to holders of the VinFast warrants when an extraordinary transaction occurs during the exercise period of the VinFast warrants pursuant to which the holders of the VinFast warrants otherwise do not receive the full potential value of the VinFast warrants.

The VinFast warrants will be issued in registered form under the Warrant Agreement as amended by the Warrant Assumption Agreement. The Warrant Agreement as amended by the Warrant Assumption Agreement provides that the terms of the VinFast warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding VinFast warrants issued in exchange for Public Warrants to make any change that adversely affects the interests of the registered holders.

The VinFast warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to VinFast, for the number of VinFast warrants being exercised. The warrant holders do not have the rights or privileges of holders of VinFast ordinary shares and any voting rights until they exercise their VinFast warrants and receive VinFast ordinary shares. After the issuance of VinFast ordinary shares upon exercise of the VinFast warrants, each holder will be entitled to one vote for each VinFast ordinary share held of record on all matters to be voted on by shareholders.

Exclusive Forum

Notwithstanding the general forum selection clause in VinFast’s Constitution disclosed above, VinFast will agree that, subject to applicable law, any action, proceeding or claim against VinFast arising out of or relating in any way to the Warrant Agreement as amended by the Warrant Assumption Agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and VinFast will irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This contractual provision of the Warrant Agreement as amended by the Warrant Assumption Agreement does not apply to claims under the Securities Act, the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

VinFast warrants to be issued in exchange for Private Placement Warrants

Except as described below, the VinFast warrants issued in exchange for the Private Placement Warrants will have terms and provisions that are identical to those of the VinFast warrants issued in exchange for the Public Warrants.

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The VinFast warrants issued in exchange for the Private Placement Warrants (including the VinFast ordinary shares issuable upon exercise of such warrants) will not be transferable, assignable or salable until 30 days after the Closing (except, among other limited exceptions, to Black Spade’s officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by VinFast so long as they are held by the Sponsor, members of the Sponsor or their permitted transferees.

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The Sponsor or its permitted transferees will have the option to exercise the VinFast warrants issued in exchange for the Private Placement Warrants on a cashless basis. If the VinFast warrants issued in exchange for the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, such warrants will be redeemable by VinFast and exercisable by the holders on the same basis as the VinFast warrants issued in exchange for the Public Warrants.

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After the Effective Time, if holders of these VinFast warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of VinFast ordinary shares equal to the quotient obtained by dividing (x) the product of the number of VinFast ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) of the VinFast ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the volume weighted average price of the VinFast ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

For a more complete description of the terms and conditions applicable to the VinFast warrants, please review the Warrant Agreement as amended by the Warrant Assumption Agreement, which will be filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

COMPARISON OF RIGHTS OF VINFAST SHAREHOLDERS

AND BLACK SPADE SHAREHOLDERS

The rights of the shareholders of VinFast and the relative powers of the VinFast board of directors are governed by the laws of the Singapore and the Constitution. As a result of the Transactions, securities held by the Black Spade securityholders will be canceled and automatically converted into the right to receive VinFast ordinary shares and/or VinFast warrants. Each VinFast ordinary share will be issued in accordance with, and subject to the rights and obligations of, the Constitution that will be effective upon the consummation of the Transactions, in substantially the form attached hereto as Annex D. Because VinFast will be, at the Effective Time, a company organized under the laws of Singapore, the rights of the Black Spade Shareholders will be governed by Singapore law and the Constitution.

Many of the principal attributes of VinFast’s ordinary shares and BSAQ Ordinary Shares will be similar. However, there are differences between the rights of shareholders of VinFast under Singapore law and the rights of Black Spade Shareholders, as in effect prior to the consummation of the Transactions under the laws of the Cayman Islands. In addition, there are differences between the Constitution as such will be in effect from and after the consummation of the Transactions and Black Spade’s Articles.

The following is a summary comparison of the material differences between the rights of Black Spade securityholders under Black Spade’s Articles and the laws of the Cayman Islands, and the rights of VinFast Shareholders under Singapore law and the Constitution to be effective upon consummation of the Transactions. The discussion in this section does not include a description of rights or obligations under the United States federal securities laws or a Qualified Stock Exchange listing requirements or of VinFast’s or Black Spade’s governance or other policies.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Companies Law, the Constitution, the laws of the Cayman Islands and Black Spade’s Articles. You are also urged to carefully read the relevant provisions of the Companies Law and the Cayman Companies Act for a more complete understanding of the differences between being a shareholder of VinFast and a Black Spade Shareholder.

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Authorized Share Capital

Under Black Spade’s Articles, Black Spade is currently authorized to issue 200,000,000 BSAQ Class A Ordinary Shares and 20,000,000 BSAQ Class B Ordinary Shares, as well as 2,000,000 preference shares, $0.0001 par value each. Under Black Spade’s Articles, an increase in share capital occurs by ordinary resolution of the shareholders.	Upon the closing of the Transactions, VinFast’s share capital shall include only one class of ordinary shares of no par value as there is no concept of authorized share capital under Singapore law. Upon the closing of the Transactions, the maximum aggregate share capital of VinFast will be 2,321,124,998 of VinFast ordinary shares (assuming no warrants are exercised).

Election of Directors

Pursuant to Black Spade’s Articles, Black Spade may by ordinary resolution of the shareholders fix the maximum and minimum number of directors to be appointed, and by ordinary resolution of the shareholders appoint any person to be a director. For the avoidance of doubt, prior to the closing of a business combination, only holders of BSAQ Class B Ordinary Shares are entitled to vote on the appointment of directors and holders of BSAQ Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director, even if such	The Constitution provides that its shareholders by ordinary resolution, at a general meeting or its board of directors, at any time and from time to time, have the power to appoint any person to be a director either to fill a casual vacancy or as an addition to the existing directors, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with the Constitution, as the case may be.

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director will be appointed in connection with the closing of a business combination.

Provisions of Black Spade’s Articles relating to the rights of holders of BSAQ Class B Ordinary Shares to appoint and remove directors prior to the closing of a business combination may be amended by a special resolution passed by a majority of at least 90% of the shares voted at a general meeting.

In the case of a public company, generally, the Singapore Companies Act provides that the directors must be appointed individually at a general meeting of shareholders. Subject to any provision in the Singapore Companies Act to the contrary, a motion for the appointment of two or more persons as directors by a single resolution shall not be made unless a resolution that it shall so be made has first been agreed to by the meeting without any vote being given against it, and a resolution passed in contravention of such requirement shall be void regardless of any objections raised by the directors.

Number, Classification and Term of Directors

The initial board of directors under Black Spade’s Articles consists of seven members elected as a single class with concurrent two year terms. At the expiry of such two year term one or more directors shall be elected or re-elected to succeed the directors whose terms expire at such date.

Each director shall hold office until the expiration of his term, until his earlier death, resignation or removal.

Under Singapore laws, the constitution of a company may state the minimum number of directors and provide that directors may be appointed or removed by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such appointment or removal is within the minimum number of directors provided in the constitution and the Singapore Companies Act.

The Constitution provides that, subject to the Singapore Companies Act and, where applicable, the rules and regulations of a Qualified Stock Exchange or the principal stock exchange or securities market on which our shares are then listed or quoted or dealt in, the minimum number of directors will be two directors.

Except for directors who are appointed to fill a casual vacancy or as an additional director, each director shall hold office until the expiration of his term, death, resignation or removal that is conducted in accordance with the Singapore Companies Act and/or the Constitution.

Removal of Directors

Black Spade may by ordinary resolution of the shareholders remove any director, provided that prior to the closing of a business combination, only holders of BSAQ Class B Ordinary Shares are entitled to vote on the removal of directors and holders of BSAQ Class A Ordinary Shares shall have no right to vote on the removal of any director.	Under the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office, notwithstanding anything in its constitution or in any agreement between the public company and such directors, by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders at the same time and in the same manner as it gives notice of the meeting, or if that is not practicable, not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will

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not take effect until such director’s successor has been appointed.

The Constitution similarly provides that, subject to its provisions and any requirements of the Singapore Companies Act, VinFast may, by ordinary resolution whereby special notice has been given, remove any director before the expiration of the said director’s term and appoint a replacement.

Voting

Under Black Spade’s Articles, the holders of BSAQ Class A Ordinary Shares and BSAQ Class B Ordinary Shares are entitled to one vote for each such share on each matter properly submitted to Black Spade Shareholders entitled to vote.

Unless specified in Black Spade’s Articles or as required by the Cayman Companies Act or NYSE American rules, an ordinary resolution under Cayman Islands law, which requires the affirmative vote of shareholders holding a majority of the shares which, being so entitled, are voted thereon in person or by proxy at a quorate general meeting of the company or a unanimous written resolution of all of Black Spade Shareholders entitled to vote at a general meeting, is generally required to approve any matter voted on by Black Spade Shareholders. Approval of certain actions require a special resolution under Cayman Islands law and Black Spade’s Articles, which requires the affirmative vote of shareholders holding a majority of not less than two-thirds of the shares which, being so entitled, are voted thereon in person or by proxy at a quorate general meeting of the company or by a unanimous written resolution of all Black Spade Shareholders entitled to vote at a general meeting of Black Spade, such actions include amending Black Spade’s Articles and approving a statutory merger or consolidation with another company.

Each ordinary share is entitled to one vote per share. As provided in the Constitution and the Singapore Companies Act, voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to or on the declaration of the result of the show of hands by, amongst others, at least one shareholder present in person or by proxy or by attorney and entitled to vote thereat representing not less than 5% of the total voting rights of all shareholders having the right to vote at the meeting. On a poll, each holder of ordinary shares who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every ordinary share which he/it holds or represents. Proxies need not be shareholders. There are no limitations imposed by the Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on VinFast’s shares.

The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak on any resolution put before the general meeting, and that the shareholder may vote on any resolution before a general meeting if in accordance with the Singapore Companies Act, the share confers on the shareholder a right to vote on that resolution. Unless otherwise required by law or by the Constitution, voting on resolutions put forth at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, which is passed by a majority of not less than three-fourths of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, including voluntary winding up, amendments to VinFast’s constitution, a change of VinFast’s corporate name and a reduction in the share capital.

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A shareholder entitled to attend and vote at a meeting of the company, or at a meeting of any class of shareholders of the company, shall be entitled to appoint another person or persons, whether a shareholder of the company or not, as his proxy to attend and vote instead of the shareholder at the meeting. A proxy appointed to attend and vote instead of the shareholder shall also have the same right as the shareholder to speak at the meeting, but unless the constitution of the company otherwise provides, (i) a proxy shall not be entitled to vote except on a poll, (ii) a shareholder shall not be entitled to appoint more than two proxies to attend and vote at the same meeting and (iii) where a shareholder appoints two proxies the appointment shall be invalid unless the shareholder specifies the proportions of his or her holdings to be represented by each proxy.

Notwithstanding the foregoing, a registered shareholder entitled to attend and vote at a meeting of the company held pursuant to an order of court under Section 210(1) of the Singapore Companies Act, or at any adjourned meeting under Section 210(3) of the Singapore Companies Act is, unless the Singapore court order otherwise, entitled to appoint only one proxy to attend and vote at the same meeting, and except where the aforementioned applies, a registered shareholder having a share capital who is a relevant intermediary (as defined under the Singapore Companies Act) may appoint more than two proxies in relation to a meeting to exercise all or any of his rights to attend and to speak and vote at the meeting, but each proxy must be appointed to exercise the rights attached to a different share or shares held by him (which number and class of shares shall be specified), and at such meeting, the proxy has the right to vote on a show of hands.

Under the Singapore Companies Act, public companies may issue non-voting shares and shares that confer special, limited or conditional voting rights, such that the holder of a share may vote on a resolution before a general meeting of the company if, in accordance with the provisions of Section 64 of the Singapore Companies Act, the share confers on the holder a right to vote on that resolution.

Cumulative Voting

Cayman Islands law does not prohibit cumulative voting, and Black Spade’s Articles does not provide for cumulative voting.	There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.

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Shareholder Action by Written Consent

Black Spade’s Articles permits the shareholders to approve resolutions by way of unanimous written resolutions.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force affecting VinFast, under the Constitution, whenever VinFast’s share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst VinFast is a going concern or during or in contemplation of a winding up. To every such separate general meeting, (i) the necessary quorum shall be two persons (unless all the shares of the class are held by one person whereupon no quorum is applicable) at least holding or representing by proxy or attorney at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, but where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting; and (ii) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

Save for the foregoing, the Constitution does not provide for shareholders to approve resolutions by written means.

Amendment of Governing Documents

Black Spade may by special resolution of the shareholders alter or add to Black Spade’s Articles.

The Constitution may be altered by special resolution (i.e., a resolution passed by at least a three-fourths of the majority of the shareholders entitled to vote, present in person or by proxy at a meeting for which not less than 21 days written notice is given).

Under the Singapore Companies Act, an entrenching provision may be included in the constitution with which a company is formed and may at any time be inserted into the Constitution only if unanimously agreed upon by the shareholders of the company. An entrenching provision prevents certain specified provisions of the constitution from being altered in the manner provided by the Singapore Companies

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Act or except by (i) a resolution passed by a specified majority greater than 75% (the minimum majority required by the Singapore Companies Act for a special resolution) or (ii) satisfaction of certain specified conditions. The Singapore Companies Act provides that such entrenching provision may be removed or altered only if unanimously agreed upon by the shareholders of the company.

Quorum

No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. A quorum will be present if the holders of a majority of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy.	The Constitution provides that the quorum at any general meeting shall be two members present in person or by proxy. If within half an hour from the time appointed for the general meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the general meeting if convened on requisition of the shareholders shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or if that day is a public holiday then the next business day following that public holiday) at the same time and place or to such other day, time or place as the Directors may determine. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

Interested Directors or Officers

A director may hold any other office or place of profit under Black Spade (other than the office of auditor) in conjunction with his office of director for such period and on such terms as to remuneration and otherwise as the directors may determine.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with Black Spade shall declare the nature of his interest. A general notice given to the directors by any director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

Under the Singapore Companies Act, save in respect of certain restricted transactions as described below, directors and the chief executive officer are not prohibited from dealing with the company, but where they have an interest in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director or chief executive officer who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon as is practicable after the relevant facts have come to such director’s or, as the case may be, chief executive officer’s knowledge, declare the nature of such interest at a meeting of the directors or send a written notice to the company detailing the fact and the nature, character and extent of the interest in the transaction or proposed transaction with the company.

In addition, a director or chief executive officer who holds any office or possesses any property which directly or indirectly might create interests in conflict with such director’s or, as the case may be, chief

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executive officer’s duties as director or chief executive officer is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to the company detailing the nature, character and extent of the conflict.

The Singapore Companies Act extends the scope of this statutory duty of a director and chief executive officer to disclose any interests by pronouncing that an interest of a member of a director’s or, as the case may be, chief executive officer’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director or chief executive officer (as the case may be).

There is however no requirement for disclosure where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is interested in the transaction or proposed transaction with the company if the interest may properly be regarded as not being a material interest. Where the transaction or the proposed transaction relates to any loan to the company, a director or chief executive officer shall not be deemed to be interested or to have been at any time interested in the transaction or proposed transaction where the director or chief executive officer (as the case may be) has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

Further, where the transaction or the proposed transaction has been or will be made with or for the benefit of a related corporation (i.e. the holding company, subsidiary or subsidiary of a common holding company), a director or chief executive officer shall not be deemed to be interested or to have been at any time interested in the transaction or proposed transaction where he is a director or chief executive officer (as the case may be) of that corporation, unless the constitution provides otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits a company (other than an exempt private company) from, among other things, (i) making a loan or quasi-loan to its directors or to directors of a related corporation (a “relevant director”), (ii) entering into a guarantee or providing any security in connection with a loan or quasi-loan made to a relevant director, (iii) entering into a credit transaction as creditor for the benefit of a relevant director, (iv) entering into any guarantee or providing

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any security in connection with a credit transaction entered into by any person for the benefit of a relevant director, (v) taking part in an arrangement under which another person enters into a transaction which, if entered into by the company, would have been a restricted transaction under (i) to (iv) above or (vi) below and such person obtains a benefit from the company or its related corporation pursuant thereto, or (vi) arranging the assignment to the company, or assumption by the company, of any rights, obligations or liabilities under a transaction that, if it had been entered into by the company, would have been a restricted transaction under (i) to (v) above.

Companies are also prohibited from making loans or quasi-loans to its directors’ spouse or children (whether adopted or natural or step-children), or giving a guarantee or security in connection with such a loan or quasi-loan.

Subject to specified exceptions, the Singapore Companies Act also prohibits a company (other than an exempt private company) from making a loan or a quasi-loan to another company or a limited liability partnership or a variable capital company or entering into any guarantee or providing any security in connection with a loan or a quasi-loan made to another company, a limited liability partnership or a variable capital company by a person other than the first-mentioned company, entering into a credit transaction as a creditor for the benefit of another company, a limited liability partnership or a variable capital company, or entering into any guarantee or provide any security in connection with a credit transaction entered into by any person for the benefit of another company, a limited liability partnership or a variable capital company if a director or directors of the first-mentioned company is or together are interested in 20% or more of the total voting power in the other company or the limited liability partnership or the variable capital company (as the case may be), unless there is prior approval by the company in general meeting for the making of, provision for or entering into the loan, quasi-loan, credit transaction, guarantee or security (as the case may be) at which the interested director or directors, and his, her or their family members, abstained from voting.

Such prohibition shall extend to apply to a loan, quasi-loan, credit transaction made by a company, a credit transaction made by a company (other than an exempt private company) for the benefit of another company or limited liability partnership and a guarantee or security provided by a company (other

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than an exempt private company) in connection with a loan or quasi-loan made by a person other than the first-mentioned company to another company, a limited liability partnership or a variable capital company where such other company or limited liability partnership or variable capital company is incorporated or formed (as the case may be) outside Singapore, if a director or directors of the first-mentioned company (a) is or together are interested in 20% or more of the total voting power in the other company, limited liability partnership or variable capital company or (b) in a case where the other company does not have a share capital, exercises or together exercise control over the other company whether by reason of having the power to appoint directors or otherwise.

The Singapore Companies Act also provides that an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

Meetings of Shareholders

Black Spade’s Board of Directors may call general meetings.

General meetings may also be convened on the requisition in writing of any shareholder or shareholders entitled to attend and vote at general meetings of Black Spade holding at least 30% of the paid up voting share capital of Black Spade.

Annual General Meetings

Subject to the Singapore Companies Act, VinFast is required to hold an annual general meeting of shareholders within six months from the end of its financial year (unless the Accounting and Corporate Regulatory Authority of Singapore authorizes an extension of time to hold such general meeting or as otherwise permitted by the Singapore Companies Act).

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more shareholders holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Notwithstanding anything in the Constitution, the directors are required to convene a general meeting if required to do so by requisition (i.e., written notice to directors requiring that a meeting be called, signed by the requisitionists and deposited at the registered office of the company) by shareholders holding not less than 10% of the total number of paid-up shares as at the date of the deposit of the requisition carrying

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the right of voting at general meetings of the company. Such extraordinary general meeting of the company is to be held as soon as practicable but in any case, not later than 2 months after the receipt by the company of the requisition. In addition, the Constitution provides that the directors may, whenever they think fit, convene an extraordinary general meeting.

Notice of Shareholder Meetings

At least five clear days’ notice in writing counting from the date service is deemed to take place as provided in Black Spade’s Articles specifying the place, the day and the hour of the meeting and the general nature of the business, shall be given in the manner provided in Black Spade’s Articles or in such other manner (if any) as may be prescribed by Black Spade by ordinary resolution to such persons as are, under Black Spade’s Articles, entitled to receive such notices from Black Spade, provided that a general meeting Black Spade shall, whether or such notice has been given and whether or not the provisions of Black Spade’s Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed (a) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote thereat and (b) in the case of an extraordinary general meeting, by a majority in number of the shareholder having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the shares giving that right.	Under the Constitution, subject to the provisions of the Singapore Companies Act and agreements for shorter notice, VinFast must give at least 21 clear days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. General meetings convened for the purpose of passing ordinary resolutions generally require at least 14 clear days’ notice in writing. The notice of general meeting must specify the place, the day and the hour of meeting and in case of special business the general nature of that business, and shall be given to such persons as are entitled to receive such notices from the company.

Shareholder Proposals (Other than Nomination of Persons for Election as Directors)

Under Black Spade’s Articles, shareholders seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to the principal executive offices of Black Spade not less than 120 calendar days before the date of Black Spade’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if Black Spade did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by Black Spade’s Board of Directors with such deadline being a reasonable time before Black Spade begins to print and send its related proxy materials.	Under the Constitution, routine business shall mean only businesses transacted at an annual general meeting such as: (a) receiving and adopting the financial statements, the directors’ statement, the auditor’s report and other documents required to be attached to the financial statements; (b) appointing or re-appointing directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise; (c) fixing of the fees of directors proposed to be paid under the Constitution; (d) declaring dividends; and (e) appointing or re-appointing auditors and fixing the remuneration of the auditors or determining the manner in which such remuneration is to be fixed. All other business other than routine businesses to be transacted shall be considered special business. Any notice of meeting called to consider special business shall specify the general nature of the special business, and if any

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resolution is to be proposed as a special resolution or as requiring special notice, the notice shall contain a statement to that effect and shall be accompanied by a statement regarding the effect of any proposed resolution on VinFast in respect to the special business.

Limitation of Liability of Directors and Officers

Liability of directors may be limited, except with regard to their own fraud or willful default.

Black Spade’s Articles provide that the directors and officers of Black Spade will not be liable to Black Spade for any loss or damage incurred by Black Spade as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such director or officer. As such, shareholders may not have a direct cause of action against the directors or officers.

Under Section 172 of the Singapore Companies Act, any provision (whether in the constitution, contract with the company or otherwise) which purports to exempt or provides an indemnity for exempting or indemnifying the officers of a company (including directors) against any liability which by law would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any director insurance against any such liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying a director against liability incurred by an officer to a person other than the company, except when the indemnity is against (i) any liability of the officer to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance of any requirement of a regulatory nature (howsoever arising); or (ii) any liability incurred by the officer (A) in defending criminal proceedings in which he or she is convicted; (B) in defending civil proceedings brought by the company or a related company in which judgment is given against him or her; or (C) in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the Singapore courts refuses to grant him or her relief.

The Constitution provides that, subject to the provisions of and so far as may be permitted by the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting the company, every director or other officer of the company shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. Without prejudice to the generality

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of the foregoing, no director or other officer of the company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.

Under the Singapore Companies Act, “officer” in relation to a corporation includes (a) any director or secretary of the corporation or a person employed in an executive capacity by the corporation, (b) a receiver and manager of any part of the undertaking of the corporation appointed under a power contained in any instrument, and (c) any liquidator of a company appointed in a voluntary winding up, but does not include any receiver who is not also a manager, any receiver and manager appointed by the Singapore Court, any liquidator appointed by the Singapore Court or by the creditors, or a judicial manager appointed under Part 7 of the Singapore Insolvency, Restructuring and Dissolution Act 2018.

Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against actual fraud, willful neglect or willful default.

Black Spade’s Articles provide that every director and officer (excluding auditors), together with every former director and former officer of Black Spade will be indemnified out of Black Spade’s assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their

Under Section 172 of the Singapore Companies Act, any provision (whether in constitution, contract with company or otherwise) which purports to exempt or provides an indemnity for exempting or indemnifying an officer of a company against any liability for negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any director and officer insurance against any such liability which by law would otherwise attach to such officer in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying a director against

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functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No person will be found to have committed actual fraud, willful neglect or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect.

liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the director to pay a fine in criminal proceedings, (ii) of the director to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the director in defending criminal proceedings in which he or she is convicted, (iv) incurred by the director in defending civil proceedings brought by the company or a related company in which judgment is given against him or her or (v) incurred by the director in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

In cases where an officer is sued by the company, the Singapore Companies Act gives the court the power to relieve officers either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the officer acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such officer’s appointment, to excuse the officer.

However, Singapore case law has indicated that such relief will not be granted to an officer who has benefited as a result of his or her breach of trust.

The Constitution provides that, subject to the provisions of and so far as may be permitted by the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting our company, every director or other officer of our company shall be entitled to be indemnified by the company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. In particular, and without prejudice to the generality of the foregoing, no director or other officer of the company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the company shall be

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invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, willful default, breach of duty or breach of trust.

Dividends

Subject to any rights and restrictions for the time being attached to any shares, the Cayman Companies Act and Black Spade’s Articles, the directors may from time to time resolve to pay dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of Black Spade lawfully available therefor.

Subject to any rights and restrictions for the time being attached to any shares, all dividends shall be declared and paid according to the par value of the shares.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits of the Company (except as expressly authorized by the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting VinFast).

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.

The Constitution provides that no dividend can be paid otherwise than out of profits.

Liquidation

If Black Spade is wound up, the liquidator shall apply the assets of Black Spade in such manner and order as he thinks fit in satisfaction of creditors’ claims.

If Black Spade is wound up, the liquidator may, with the sanction of a special resolution of the shareholders, divide amongst the shareholders in specie or kind the whole or any part of the assets of Black Spade (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any assets whereon there is any liability.

If VinFast is wound up, the Constitution provides that the liquidator may, with the sanction of a special resolution of the company, divide among the members in specie the whole or any part of the assets of the Company, whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds. The liquidator may for such purpose set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out between the members or different classes of the members, but if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a Special Resolution passed pursuant to Section 178 of the Insolvency, Restructuring and Dissolution Act 2018.

A duly passed special resolution sanctioning a transfer or sale to another company may authorize the distribution of any shares or other considerations receivable by the liquidator amongst the members that is not in accordance with their existing rights. Any such determination shall be binding upon all the members subject to the right of dissent and

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consequential rights conferred by Section 178 of the Insolvency, Restructuring and Dissolution Act 2018. The liquidator may, as he thinks fit, vest the whole or any part of any such assets in the trustees as part of a trust, for the benefit of the members. Although the liquidation of the company may be closed and the company dissolved, no member shall be compelled to accept any shares or other securities where there is any liability.

Supermajority Voting Provisions

Whenever the capital of Black Spade is divided into different classes (and as otherwise determined by the directors) the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of Black Spade’s Articles relating to general meetings of Black Spade or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more persons at least holding or representing by proxy one-third in nominal or par value amount of the issued shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the shares of that class, every shareholder of the class shall on a poll have one vote for each share of the class held by him. For the purposes of this provision, the directors may treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes. The directors may vary the rights attaching to any class without the consent or approval of shareholders provided that the rights will not, in the determination of the directors, be materially adversely varied by such action.	Subject to the Singapore Companies Act and every other Singapore statute currently affecting VinFast, under the Constitution, whenever VinFast’s share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst VinFast is a going concern or during or in contemplation of a winding-up. At every such separate general meeting, (i) the necessary quorum shall be two shareholders (unless all the shares of the class are held by one person whereupon no quorum is applicable) at least holding or representing by proxy or attorney at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, but where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting; and (ii) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

Anti-Takeover Provisions and Other Shareholder Protections

Black Spade’s Articles provide for the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may discourage transactions that otherwise could involve payment of a	The Constitution provides that, subject to the Singapore Companies Act, every other legislation for the time being in force concerning companies and affecting the company and its constitution, the

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premium over prevailing market prices for Black Spade’s securities.

directors may, subject to prior approval of the company in general meeting, allot and issue shares or grant options over or otherwise deal with or dispose of the same to such persons on such terms and conditions and for such consideration (if any) and at such time and subject or not to the payment of any part of the amount (if any) thereof in cash as the directors may think fit. Any such shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the directors may think fit. Preference shares may be issued which are or at the option of VinFast are liable to be redeemed, the terms and manner of redemption being determined by the directors.

Under the Singapore Take-over Code, if, in the course of an offer, or even before the date of the announcement of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

Preemptive Rights

There are no preemptive rights relating to the BSAQ Ordinary Shares.	There are no preemptive rights relating to the VinFast ordinary shares.

Fiduciary Duties of Directors

Under Cayman Islands law, a director of a Cayman Islands company owes fiduciary duties to the company, including a duty to act in good faith in what the director believes to be in the best interests of the company as a whole and a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

Under Singapore law, members of the board of directors of a Singapore company owe certain fiduciary duties towards the company, including a duty to act in good faith and in the interests of the company. The directors also have a duty to act honestly and to use reasonable diligence in the discharge of their duties. Such duties are governed by statute and common law. Directors generally owe fiduciary duties to the company, and not to the company’s individual shareholders.

A director is not permitted to place himself in a situation where his interests conflict with his duty and breaches of these duties may lead to criminal or civil liabilities.

Inspection of Books and Records

The directors shall determine whether and to what extent and at what times and places and under what	Under the Constitution, the directors shall from time to time determine whether and to what extent and at

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conditions or regulations the accounts and books of Black Spade or any of them shall be open to the inspection of shareholders not being directors and no shareholder (not being a director) shall have any right of inspecting any account or book or document of Black Spade except as conferred by law or authorized by the directors or by ordinary resolution.

what times and places and under what conditions or regulations the accounts and books of the company or any of them shall be open to the inspection of members and no member (not being a director) or other person shall have any right of inspecting any account or book or document of the company except as conferred by statute or ordered by a court of competent jurisdiction or authorized by the directors or by a resolution of the company in general meeting.

The directors shall from time to time in accordance with the Singapore Companies Act cause to be prepared and to be laid before the company in general meeting such financial statements, balance sheets, reports, statements and other documents as may be necessary. The company must hold its annual general meeting within six months from the end of its financial year (or such other period as may be permitted by the Singapore Companies Act, (where applicable) the rules and regulations of a Qualified Stock Exchange or the principal stock exchange or securities market on which our shares are then listed or quoted or dealt in, and/or any applicable law).

Under the Singapore Companies Act, VinFast is also required to cause minutes of all proceedings of general meetings / resolutions passed by written means to be kept in minute books at the registered office or the principal place of business in Singapore of the company. Such minute books must be open to the inspection of any member of the company without charge and any member of the company is entitled to be furnished a copy of any minutes specified in a request in writing to the company (within 14 days of such request) at a charge not exceeding $1 for every page thereof.

Shareholder Approval of Issuance of Shares

Under Black Spade’s Articles, Black Spade’s Board of Directors may, subject to the provisions, if any, in the memorandum of association of Black Spade (and to any direction that may be given by the BSAQ Shareholders in general meeting) and, where applicable, the rules and regulations of the NYSE American, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing shares, issue, grant options over or otherwise dispose of shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper. Black

Section 161 of the Singapore Companies Act provides that notwithstanding anything in the company’s constitution, the directors shall not exercise any power to issue shares without prior approval of the shareholders in a general meeting. Such authorization may be obtained by ordinary resolution (i.e., a resolution requiring the affirmative vote of a simple majority of those shareholders present and voting in person or by proxy and entitled to vote on the resolution). Once this shareholders’ approval is obtained, unless previously revoked or varied by the company in a general meeting, it continues in force until the conclusion of the next annual general meeting or the expiration of the period

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Spade’s Board of Directors, however, shall not allot, issue, grant options over or otherwise dispose of shares to the extent that it may affect Black Spade’s ability to carry out a BSAQ Class B Ordinary share conversion.	within which the next annual general meeting after that date is required by law to be held, whichever is earlier; but any approval may be revoked or varied by the company in a general meeting.

Shareholder Approval of Business Combinations

If Black Spade seeks shareholder approval of an initial business combination, it will complete its initial business combination only if it obtains the approval by an ordinary resolution under Cayman Islands law and Black Spade’s Articles, being the affirmative vote of shareholders holding a majority of the shares which, being so entitled, are voted thereon in person or by proxy at a quorate general meeting of Black Spade or a unanimous written resolution of all of Black Spade Shareholders entitled to vote at a general meeting.

However, if the initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, Black Spade will additionally require a special resolution passed by the affirmative vote of shareholders holding a majority of not less than two thirds of the shares which, being so entitled, are voted thereon in person or by proxy at a quorate general meeting of the company or by a unanimous written resolution of all of our Black Spade Shareholders entitled to vote at a general meeting of the company.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•   notwithstanding anything in the company’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•   the company may by special resolution resolve that it be wound up voluntarily;

•   subject to the constitution of each amalgamating company, an amalgamation proposal in accordance with the full amalgamation procedures under the Singapore Companies Act that do not require a court order must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

•   a compromise or arrangement proposed between a company and its shareholders, or any class of shareholders, must, among other things, be approved by a majority representing three-fourths in value of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the court; and

notwithstanding anything in the company’s constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without a Meeting

Shareholder action by written consent of all shareholders entitled to vote at a general meeting of Black Spade is permitted.	Subject to the Singapore Companies Act and every other Singapore statute for the time being in force affecting VinFast, under the Constitution, whenever VinFast’s share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a

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special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst VinFast is a going concern or during or in contemplation of a winding up. To every such separate general meeting, (i) the necessary quorum shall be two persons (unless all the shares of the class are held by one person whereupon no quorum is applicable) at least holding or representing by proxy or attorney at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll (and on a poll shall, have one vote for every share of the class held by him entitled to vote at such meeting), but where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting; and (ii) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll. Save for the foregoing, the Constitution does not provide for shareholders to approve resolutions by written means.

Shareholder Suits

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

A derivative claim can only be maintained with the court’s permission and the court will not give permission unless the minority shareholder can satisfy the court that:

•   a company is acting, or proposing to act, illegally or beyond the scope of its authority;

the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes that have actually been obtained; or

•   the alleged wrong-doing would, if proved, amount to a “fraud on the minority” and that the wrongdoers themselves are in control of the

Standing

Only registered shareholders of VinFast reflected in the register of members are recognized under Singapore law as shareholders of VinFast. As a result, only registered shareholders have legal standing to institute shareholder actions against VinFast or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in our shares will be required to exchange their book-entry interests for certificated shares and to be registered as shareholders in VinFast’s register of members in order to institute or enforce any legal proceedings or claims against VinFast, VinFast directors or executive officers relating to shareholder rights.

Personal Remedies in Cases of Oppression or Injustice

A shareholder may apply to the court for an order under Section 216 of the Singapore Companies Act to remedy situations where (i) the company’s affairs are being conducted or other powers of the

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company, so that the company is prevented from acting for itself.

Black Spade’s Articles provide that the directors and officers of Black Spade will not be liable to Black Spade for any loss or damage incurred by Black Spade as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such director or officer. As such, shareholders may not have a direct cause of action against the directors or officers.

A last resort for a shareholder who has been unfairly treated is to petition the court to wind up the company on the basis that it is “just and equitable” to do so. If a winding up order is made, liquidators will be appointed who can then investigate the company’s affairs and pursue claims against the former directors (and any others who have caused loss to the company).

company’s directors are being exercised in a manner oppressive to, or in disregard of the interests of one or more of the shareholders or holders of debentures of the company, including the applicant; or (ii) the company has done an act, or threatens to do an act, or the shareholders or holders of debentures have passed some resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the company’s shareholders or holders of debentures, including the applicant.

Singapore courts have wide discretion as to the relief they may grant under such application, including, inter alia, directing or prohibiting any act or canceling or varying any transaction or resolution, providing that the company be wound up or authorizing civil proceedings to be brought in the name of or on behalf of the company by such person or persons and on such terms as the Singapore court directs.

Derivative Actions and Arbitrations

The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or commence an arbitration on behalf of the company.

Applications are generally made by shareholders of the company, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares) in the appropriate circumstances.

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of the company or intervene in an action or arbitration to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company. Prior to commencing a derivative action or arbitration, the court must be satisfied that (i) 14 days’ notice has been given to the directors of the company of the party’s intention to commence such derivative action or arbitration if the directors of the company do not bring, diligently prosecute or defend or discontinue the action or arbitration, (ii) the party is acting in good faith and (iii) it appears to be prima facie in the interests of the company that the action be brought, prosecuted, defended or discontinued.

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Class Actions

The concept of class action suits in the U.S., which allows individual shareholders to bring an action seeking to represent a class or classes of shareholders, does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are commonly known as “representative plaintiffs.”

Repurchases and Redemptions

Under Black Spade’s Articles, subject to the provisions of the Cayman Companies Act and the rules of the NYSE American, the Company may:

•   issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or Black Spade in such manner and upon such other terms as Black Spade’s Board of Directors may determine before the issuance of the shares; and

•   purchase its own shares (including any redeemable shares) in such manner and on such other terms as Black Spade’s Board of Directors may determine and agree with the relevant shareholder.

With respect to redeeming or repurchasing the shares, Black Spade Shareholders who hold Public Shares are entitled to request the repurchase of such shares by way of tender offer or redemption of such shares in conjunction with a proxy solicitation in the circumstances described in this proxy statement/prospectus and Black Spade’s Articles.

Acquisition of a Company’s Own Shares

The Singapore Companies Act generally prohibits a company from acquiring or purporting to acquire its own shares the shares of its holding company or ultimate holding company, whether directly or indirectly, in any way, subject to certain exceptions. Any contract or transaction made or entered into in contravention of the aforementioned prohibition by which a company acquires or purports to acquire its own shares or shares in its holding company or ultimate holding company is void subject to the exception below. However, provided that it is expressly permitted to do so by its constitution and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:

•   redeem redeemable preference shares on such terms and in such manner as is provided by its constitution. Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act, and the company lodges a copy of the statement with the Accounting and Corporate Regulatory Authority of Singapore;

•   whether or not it is listed on an approved exchange in Singapore or any securities exchange outside Singapore, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•   make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares

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are to be acquired and their associated persons have abstained from voting;

•   whether or not it is listed on an approved exchange in Singapore or any securities exchange outside Singapore, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution; and

•   where it is listed on a securities exchange, make an acquisition of its own shares on the securities exchange, in accordance with terms and limits authorized in advance at a general meeting by a special resolution.

A company may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be acquired by a company during a relevant period may not exceed 20% (or such other prescribed percentage) of the total number of ordinary shares, stock in any class or non-redeemable preference shares (as the case may be) as of the date of the resolution passed to authorize the acquisition of the shares. Where, however, a company has reduced its share capital by a special resolution of the general meeting or a Singapore court has made an order to such effect, the total number of ordinary shares, stocks in any class or non-redeemable preference shares (as the case may be) shall be taken to be the total number of ordinary shares as altered by the special resolution or the order of the Singapore court. Payment, including any expenses (including brokerage or commission) incurred directly in the acquisition by the company of its own shares, may be made out of the company’s distributable profits or capital, provided that the company is solvent.

The Constitution provides that subject to the provisions of the Singapore Companies Act, (where applicable) the rules and regulations of a Qualified Stock Exchange or the principal stock exchange or securities market on which our shares are then listed or quoted or dealt in and any applicable legislation or regulation, it may purchase or otherwise acquire its issued shares on such terms and in such manner as it may think fit and in the manner prescribed by the Singapore Companies Act. These shares may be held as treasury shares or canceled as provided in the Singapore Companies Act or dealt with in such

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manner as may be permitted by the Singapore Companies Act. On cancelation of the shares, the number of issued shares of the company shall be diminished by the number of shares so canceled, and where any such canceled shares were purchased or acquired out of the capital of the company, the amount of the share capital of the company shall be reduced accordingly.

Financial Assistance for the Acquisition of Shares

A public company or a company whose holding company or ultimate holding company is a public company shall not give financial assistance to any person whether directly or indirectly for the purpose of or in connection with:

•   the acquisition or proposed acquisition of shares in the company or units of such shares; or

•   the acquisition or proposed acquisition of shares in its holding company or ultimate holding company, or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that a company may provide financial assistance for the acquisition of its shares or shares in its holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act.

BENEFICIAL OWNERSHIP OF SECURITIES OF BLACK SPADE AND VINFAST

Black Spade

The following table sets forth information with respect to the beneficial ownership of BSAQ Ordinary Shares as of the date of this proxy statement/prospectus:

•	each of Black Spade’s directors and executive officers;

•	all of Black Spade’s directors and executive officers as a group; and

•	each person known by Black Spade to be the beneficial owner of more than five percent of its ordinary shares.

The calculations in the table below are based on 21,125,000 BSAQ Ordinary Shares (including 16,900,000 Public Shares and 4,225,000 Founder Shares) issued and outstanding as of the date of this proxy statement/prospectus.

Unless otherwise indicated, Black Spade believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name of Beneficial Owners(1)	BSAQ Class A Ordinary Shares		BSAQ Class B Ordinary Shares(2)		Approximate Percentage of Voting Control
	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Black Spade Sponsor LLC(3)	—	—	3,294,274	77.97%	15.59%
Dennis Tam	—	—	293,913	6.96%	1.39%
Kester Ng	—	—	195,942	4.64%	*
Francis Ng	—	—	97,971	2.32%	*
Russell Galbut	—	—	24,493	*	*
Robert Moore	—	—	24,493	*	*
Patsy Chan	—	—	24,493	*	*
Sammy Hsieh	—	—	24,493	*	*

All directors and officers of Black Spade as a group (seven individuals)	—	—	685,798	16.23%	3.25%

Other 5% shareholders
Cantor Fitzgerald Group(4)	1,253,775	7.42%	—	—	5.94%
LMR Investment Entities(5)	1,117,225	6.61%	—	—	5.29%
Millennium Group(6)	901,500	5.33%	—	—	4.27%
Aristeia Capital, L.L.C.(7)	872,369	5.16%	—	—	4.13%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of our shareholders is Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.
(2)	Interests shown consist solely of Founder Shares, classified as Class B ordinary shares. At the Merger Effective Time, each Founder Share will be converted into one VinFast ordinary share.
(3)

The Sponsor is the record holder of the shares reported herein. There are three managers of the Sponsor. Each manager has one vote, and the approval of two of the three managers is required to approve an action of the Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the Sponsor. Based upon the foregoing analysis, no individual manager of the Sponsor exercises voting or dispositive control over any of the securities held by the

Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.
(4)

Represents shares held by Cantor Fitzgerald Securities, CF Group Management, Inc., Cantor Fitzgerald, L.P. and Mr. Howard W. Lutnick (together, the “Cantor Fitzgerald Group”). The address of the principal business office of each of these entities/persons is 110 East 59th Street New York, New York 10022. Information derived from a Schedule 13G filed with SEC on August 23, 2022, as amended on February 14, 2023.

(5)

Represents shares held by LMR Multi-Strategy Master Fund Limited, LMR CCSA Master Fund Ltd, LMR Partners LLP, LMR Partners Limited, LMR Partners LLC, LMR Partners AG, LMR Partners (DIFC) Limited, Ben Levine and Stefan Renold (together, the “LMR Investment Entities”). The address of the principal business office of each of these entities/persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London W1J 8AJ, United Kingdom. Information derived from a Schedule 13G filed with SEC on September 20, 2021 as amended on February 14, 2022 and February 14, 2023.

(6)

Represents shares held by Millennium Management LLC, Millennium Group Management LLC and Mr. Israel A. Englander (the “Millennium Group”). The address of the principal business office of each of these entities/persons is c/o Millennium Management LLC 399 Park Avenue New York, New York 10022. Information derived from a Schedule 13G filed with SEC on April 5, 2022.

(7)

Represents shares held by Aristeia Capital, L.L.C. The address of the principal business office of this entity is One Greenwich Plaza, 3rd Floor Greenwich, CT 06830. Information derived from a Schedule 13G filed with SEC on February 13, 2023.

VinFast – Before the Business Combination

The following table sets forth information with respect to the beneficial ownership of VinFast’s ordinary shares after giving effect to the Recapitalization and prior to the consummation of the Business Combination for:

•	each of its directors and executive officers;

•	all of its directors and executive officers as a group; and

•	each person known by VinFast to be the beneficial owner of more than five percent of its ordinary shares.

The calculations in the table below are based on 2,412,852,458 Pre-Recapitalization VinFast Shares issued and outstanding as of March 31, 2023, which will be consolidated into 2,299,999,998 VinFast ordinary shares after giving effect to the Recapitalization.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to VinFast’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all ordinary shares that they beneficially owned as of March 31, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, VinFast has included shares that the person has the right to acquire within 60 days of March 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam.

Before the Business Combination
	Number	%
Directors and executive officers:
Pham Nhat Vuong(1)	2,299,999,998	100.0
Le Thi Thu Thuy	—	—
Ngan Wan Sing Winston	—	—
Ling Chung Yee, Roy	—	—
Pham Nguyen Anh Thu	—	—
Nguyen Thi Van Trinh	—	—
David Thomas Mansfield	—	—
Michael Scott Johnson	—	—
Le Mai Tuyet Trinh	—	—
Stuart Iain Taylor	—	—

All directors and executive officers as a group

5% shareholders:
Vingroup(2)	1,185,010,424	51.5
VIG(3)	769,989,498	33.5
Asian Star(4)	345,000,076	15.0

(1)

Consists of (i) 1,185,010,424 ordinary shares held of record by Vingroup, a public company listed on the Ho Chi Minh Stock Exchange, in which Mr. Pham Nhat Vuong, directly and through a majority-owned affiliate, holds a majority interest, (ii) 769,989,498 ordinary shares held of record by VIG, a joint stock company organized in Vietnam and a majority-owned affiliate of Mr. Pham Nhat Vuong and (iii) 345,000,076 ordinary shares held of record by Asian Star, a Singapore private company and a wholly-owned affiliate (direct and indirect) of Mr. Pham Nhat Vuong. Mr. Pham Nhat Vuong, through his direct and indirect shareholdings of Vingroup, may be deemed to control Vingroup and thus may be deemed to share beneficial ownership of the securities held of record by Vingroup. Mr. Pham Nhat Vuong is also the sole shareholder of VIG and the majority shareholder of Asian Star and, as a result, may be deemed to share beneficial ownership of the securities held of record by these entities. As such, Mr. Pham Nhat Vuong may be deemed to have voting and investment control over the shares held by Vingroup, VIG and Asian Star.

(2)

Consists of 1,185,010,424 ordinary shares held of record by Vingroup, a public company listed on the Ho Chi Minh Stock Exchange, in which Mr. Pham Nhat Vuong, directly and through a majority-owned affiliate, holds a majority interest. The address of Vingroup is No 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.

(3)

Consists of 769,989,498 ordinary shares held of record by VIG, a joint stock company organized in Vietnam and a majority-owned affiliate of Mr. Pham Nhat Vuong. The address of VIG is No. 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.

(4)

Consists of 345,000,076 ordinary shares held of record by Asian Star, a Singapore private company and a wholly-owned affiliate of Mr. Pham Nhat Vuong. The address of Asian Star is 120 Lower Delta Road, #02-05 Cendex Centre, Singapore 169208.

VinFast – After the Business Combination

The following table sets forth information with respect to the beneficial ownership of VinFast’s ordinary shares following the Recapitalization and the consummation of the Business Combination for:

•	each person who will become a director or an executive officer of VinFast upon consummation of the Business Combination;

•	all of the expected directors and executive officers of VinFast upon consummation of the Business Combination as a group;

•	Sponsor and Black Spade’s public securityholders; and

•	each person known by VinFast who will be the beneficial owner of more than five percent of its ordinary shares following the Business Combination.

	After the Business Combination(1)
	Assuming No Redemptions		Assuming 50% of the Maximum Redemptions		Assuming Maximum Redemptions
	Number	%	Number	%	Number	%
Directors and executive officers:
Pham Nhat Vuong(2)	2,299,999,998	99.1	2,299,999,998	99.5	2,299,999,998	99.7
Le Thi Thu Thuy	—	—			—	—
Ngan Wan Sing Winston	—	—			—	—
Ling Chung Yee, Roy	—	—			—	—
Pham Nguyen Anh Thu	—	—			—	—
Nguyen Thi Van Trinh	—	—			—	—
David Thomas Mansfield	—	—			—	—
Michael Scott Johnson	—	—			—	—
Le Mai Tuyet Trinh	—	—			—	—
Stuart Iain Taylor	—	—			—	—

All directors and executive officers as a group	2,299,999,998	99.1	2,299,999,998	99.5	2,299,999,998	99.7

Former Black Spade securityholders:
Sponsor and the other Initial Shareholders of Black Spade(3)(4)	4,225,000	0.2	4,225,000	0.2	4,225,000	0.2
Black Spade public shareholders	16,900,000	0.7	8,450,000	0.4	487,701	0.0

5% shareholders:
Vingroup(5)	1,185,010,424	51.1	1,185,010,424	51.2	1,185,010,424	51.4
VIG(6)	769,989,498	33.2	769,989,498	33.3	769,989,498	33.4
Asian Star(7)	345,000,076	14.9	345,000,076	14.9	345,000,076	15.0

(1)	Excludes the potential dilutive effect of any VinFast warrants outstanding, earnout shares issued after the Closing or equity awards that may be granted under the VinFast Award Plan.
(2)

Mr. Pham Nhat Vuong, through his direct and indirect shareholdings of Vingroup, may be deemed to control Vingroup and thus may be deemed to share beneficial ownership of the securities held of record by Vingroup. Mr. Pham Nhat Vuong is also the sole shareholder of VIG and the majority shareholder of Asian Star and, as a result, may be deemed to share beneficial ownership of the securities held of record by these entities. As such, Mr. Pham Nhat Vuong may be deemed to have voting and investment control over the shares held by Vingroup, VIG and Asian Star.

(3)

Under the no redemptions scenario, consists of 4,225,000 VinFast ordinary shares to be converted from 4,225,000 BSAQ Class B Ordinary Shares currently held by the Sponsor and the other Initial Shareholders in connection with the Business Combination. Under the maximum redemptions scenario, consists of

(a) 4,225,000 VinFast ordinary shares to be converted from 4,225,000 BSAQ Class B Ordinary Shares currently held by the Sponsor and the other Initial Shareholders in connection with the Business Combination and (b) 2,500,000 VinFast ordinary shares to be acquired by the Sponsor or its designated person in connection with the Sponsor Backstop Commitment. There are three managers of the Sponsor. Each manager has one vote, and the approval of two of the three managers is required to approve an action of the Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the Sponsor. Based upon the foregoing analysis, no individual manager of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares held by the Sponsor.
(4)	Excludes any backstop shares subscribed for or acquired by the Sponsor.
(5)

Consists of 1,185,010,424 ordinary shares held of record by Vingroup, a public company listed on the Ho Chi Minh Stock Exchange, in which Mr. Pham Nhat Vuong, directly and through a majority-owned affiliate, holds a majority interest. The address of Vingroup is No 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.

(6)

Consists of 769,989,498 ordinary shares held of record by VIG, a joint stock company organized in Vietnam and a majority-owned affiliate of Mr. Pham Nhat Vuong. The address of VIG is No. 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.

(7)

Consists of 345,000,076 ordinary shares held of record by Asian Star, a Singapore private company and a wholly-owned affiliate of Mr. Pham Nhat Vuong. The address of Asian Star is 120 Lower Delta Road, #02-05 Cendex Centre, Singapore 169208.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS

In addition to any other requirements under applicable law and the VinFast’s constitution, VinFast must give at least 21 clear days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. General meetings convened for the purpose of passing ordinary resolutions generally require at least 14 clear days’ notice in writing. The notice of general meeting must specify the place the day and the hour of meeting and in case of special business the general nature of that business, and shall be given to such persons as are entitled to receive such notices from the company. All business other than routine business to be transacted shall be considered special business and any notice of meeting called to consider special business shall specify the general nature of the special business, and if any resolution is to be proposed as a special resolution or as requiring special notice, the notice shall contain a statement to that effect and shall be accompanied by a statement regarding the effect of any proposed resolution on VinFast in respect of such special business.

The Constitution provides that its shareholders by ordinary resolution, or its board of directors at any time and from time to time, may appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with the constitution, as the case may be. In the case of a public company, the Singapore Companies Act further provides that the appointment of directors at a general meeting must generally be voted on individually. A motion for the appointment of two or more persons as directors by a single resolution shall not be made unless a resolution that it shall be so made has first been agreed to by the meeting without any vote being given against it. A resolution passed in pursuance of a motion made in contravention of this shall be void, whether or not its being so moved was objected to at the time.

According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution requiring the affirmative vote of a simple majority of those shareholders present and voting in person or by proxy) notwithstanding anything in its constitution or in any agreement between the public company and such directors. Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders at the same time and in the same manner as it gives notice of the meeting, or if that is not practicable, not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed. The Constitution similarly provides that, subject to the provisions of the constitution and any requirements of the Singapore Companies Act, VinFast may by ordinary resolution of which special notice has been given, remove any director before the expiration of his period in office and appoint another person in place of the director so removed.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with Black Spade’s Board of Directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Black Spade, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong or +852 3955-1316. Following the Business Combination, such communications should be sent in care of VinFast, Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all nonmanagement directors.

LEGAL MATTERS

The legality of the VinFast ordinary shares offered by this proxy statement/prospectus and certain other Singapore legal matters will be passed upon for VinFast by Rajah & Tann Singapore LLP. Certain legal matters relating to U.S. federal securities and New York State laws will be passed upon for VinFast by Latham & Watkins LLP. Certain legal matters as to Vietnam law will be passed upon for VinFast by YKVN LLC. Certain legal matters as to Cayman Islands law will be passed upon for VinFast by Walkers (Singapore) LLP.

Certain legal matters relating to U.S. federal securities and New York State laws will be passed upon for Black Spade by Davis Polk & Wardwell LLP. Certain Cayman Islands legal matters will be passed upon for Black Spade by Appleby. Certain legal matters as to Vietnam law will be passed upon for Black Spade by VILAF. Certain legal matters as to Singapore law will be passed upon for Black Spade by Allen & Gledhill LLP.

EXPERTS

The consolidated financial statements of VinFast Auto Pte. Ltd. at December 31, 2022 and 2021, and for the years then ended, included in the Proxy Statement of VinFast Auto Pte. Ltd., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young Vietnam Limited, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young Vietnam Limited is at 28th Floor, Bitexco Financial Tower, 2 Hai Trieu Street, Ho Chi Minh City, District 1 700000.

The financial statements of Black Spade Acquisition Co as of December 31, 2021 and 2022 and for the period from March 3, 2021 (inception) through December 31, 2021 and the year ended December 31, 2022, have been audited by Marcum Asia CPA LLP, an independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph relating to substantial doubt about the ability of Black Spade to continue as a going concern as described in Note 1 to the financial statements included in this proxy statement/prospectus), thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Black Spade and service providers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of Black Spade’s proxy statement. Upon written or oral request, Black Spade will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of such document may likewise request that Black Spade delivers single copies of such document in the future. Shareholders may notify Black Spade of their requests by writing or calling Black Spade at its principal executive offices at Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong, or +(852) 3955-1316.

ENFORCEABILITY OF CIVIL LIABILITY

Singapore

VinFast is incorporated under the laws of the Republic of Singapore, and certain of its officers and directors are residents outside the U.S. In addition, a significant portion of its operations and business is conducted, and a substantial portion of its assets are located, outside the U.S.

Although VinFast is incorporated outside the U.S., it has agreed to accept service of process in the U.S. through Cogency Global Inc., its agent designated for that purpose, located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Nevertheless, since a substantial portion of the assets owned by VinFast are located outside the U.S., any judgment obtained in the U.S. against VinFast may not be collectible within the U.S.

An investor may or may not be able to commence an original action against VinFast or its directors or officers, or any person, before the courts outside the U.S. to enforce liabilities under U.S. federal securities laws, depending on the nature of the action.

There is no treaty between the U.S. and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws.

Civil liability provisions of the federal and state securities law of the U.S. permit the award of punitive damages against VinFast and its directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the U.S. awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision.

In addition, holders of book-entry interests in VinFast’s ordinary shares will be required to be registered as shareholders in its register of members in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against VinFast, its directors or its executive officers in the Singapore courts, subject to applicable Singapore laws. A holder of book-entry interests in VinFast’s ordinary shares may become its registered shareholder by exchanging its interest in VinFast’s ordinary shares for certificated ordinary shares and being registered in VinFast’s register of members. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

Vietnam

Vietnam is a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “New York Convention”), and a few bilateral treaties relating to the recognition and enforcement of foreign judgments but not to any other multinational treaty in this regard. Foreign arbitral awards can be enforceable in Vietnam under the New York Convention after being recognized by Vietnamese courts in accordance with statutory procedures. However, in principle, Vietnam’s Civil Procedure Code provides that a civil judgment or decision of a foreign court is enforceable in Vietnam only if there is a treaty in this regard between Vietnam and such foreign country (including international treaties) or on a reciprocal basis. Vietnam’s Civil Procedure Code also sets out several grounds for Vietnamese courts to refuse the recognition and enforcement of foreign judgments and decisions or foreign arbitral awards. Therefore, it may be difficult to enforce in Vietnam any judgment or decision issued by a U.S. court against VinFast or its directors and officers who are citizens of Vietnam.

TRANSFER AGENT AND REGISTRAR

The transfer agent for VinFast’s securities will be Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, VinFast shall be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. Black Spade files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Black Spade at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

To obtain additional copies of this proxy statement/prospectus, at no cost, and ask any questions you may have about the proposals described therein, please contact:

Investor Relations

Black Spade Acquisition Co

Suite 2902, 29/F, The Centrium

60 Wyndham Street, Central

Hong Kong

Email: ir@blackspadeacquisition.com

You may also obtain these documents at no cost by requesting them in writing or by telephone from Black Spade’s proxy solicitation agent and ask any questions about how to vote or direct a vote in respect of your shares of BSAQ Ordinary Shares at the following address, telephone number and email:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

E-mail: BSAQ.info@investor.morrowsodali.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Meeting. If you request any documents from us, we shall mail them to you by first class mail, or another equally prompt means.

You may contact Black Spade’s transfer agent at the following address and emails for redemption and proxy matters respectively:

Continental Stock Transfer & Trust Company

1 State Street — 30th Floor

New York, New York 10004

Attn: SPAC Redemption Team

Email: spacredemptions@continentalstock.com

Or

Continental Stock Transfer & Trust Company

1 State Street — 30th Floor

New York, New York 10004

Email: proxy@continentalstock.com

None of Black Spade or VinFast has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that which is contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

All information contained in this proxy statement/prospectus relating to VinFast has been supplied by VinFast, and all such information relating to Black Spade has been supplied by Black Spade. Information provided by one another does not constitute any representation, estimate or projection of the other.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

BLACK SPADE ACQUISITION CO

VINFAST AUTO LTD.

BLACK SPADE ACQUISITION CO

CONDENSED BALANCE SHEETS

	March 31, 2023 (unaudited)	December 31, 2022
ASSETS
Current assets:
Cash	$285,384	$27,316
Prepaid expenses	207,291	265,315

Total current assets	492,675	292,631
Investments held in Trust	173,261,960	171,442,865

Total Assets	$173,754,635	$171,735,496

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$2,736,979	$2,604,593
Note payable - sponsor	130,120	35,152
Due to related party	16,643	446

Total current liabilities	2,883,742	2,640,191

Derivative warrant liabilities	1,483,000	741,500
Deferred underwriting compensation	5,915,000	5,915,000

Total Liabilities	10,281,742	9,296,691

COMMITMENTS AND CONTINGENCIES
Temporary Equity:
Class A ordinary shares subject to possible redemption; 16,900,000 shares (at redemption value)	173,261,960	171,442,865
Shareholders’ deficit:
Preferred stock, $0.0001 par value; 2,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued and outstanding (excluding 16,900,000 shares subject to possible redemption)	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 4,225,000 shares issued and outstanding	422	422
Additional paid-in capital		—
Accumulated deficit	(9,789,489)	(9,004,482)

Total Shareholders’ deficit	(9,789,067)	(9,004,060)

Total Liabilities, Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$173,754,635	$171,735,496

The accompanying notes are an integral part of these unaudited condensed financial statements.

BLACK SPADE ACQUISITION CO

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended March 31, 2023	For the Three Months Ended March 31, 2022
EXPENSES
Administration fee – related party	$30,000	$30,000

General and administrative	468,539	2,259,869

TOTAL EXPENSES	498,539	2,289,869
OTHER INCOME
Income earned on investments held in Trust Account	1,819,095	15,217

Change in fair value of note payable - sponsor	455,032	—
Change in fair value of derivative warrant liabilities	(741,500)	9,897,542
TOTAL OTHER INCOME	1,532,627	9,912,759

Net income/(loss)	1,034,088	7,622,890
Basic and diluted average shares outstanding, redeemable Class A ordinary shares	16,900,000	16,900,000
Basic and diluted net income per share of redeemable Class A ordinary shares	$0.05	$0.36

Weighted average number of shares of non-redeemable ordinary shares outstanding, basic and diluted	4,225,000	4,225,000
Basic and diluted net income per share of non-redeemable ordinary shares	$0.05	$0.36

BLACK SPADE ACQUISITION CO

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(UNAUIDTED)

For the Three Months Ended March 31, 2023

	Class B Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2022	4,225,000	$422	$—	$(9,004,482)	$(9,004,060)
Measurement adjustment of carrying value to redemption value	—	—	—	(1,819,095)	(1,819,095)
Net income	—	—	—	1,034,088	1,034,088

Balance, March 31, 2023	4,255,000	$422	$—	$(9,789,489)	$(9,789,067)

For the Three Months Ended March 31, 2022

	Class B Common Stock		Additional Paid-in	Retained Earnings Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2021	4,225,000	$422	$—	$(18,580,550)	$(18,580,128)
Measurement adjustment of carrying value to redemption value	—	—	—	(22,183)	(22,183)
Net income	—	—	—	7,622,890	7,622,890

Balance, March 31, 2022	4,225,000	$422	$—	$(10,979,843)	$(10,979,421)

BLACK SPADE ACQUISITION CO

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended March 31, 2023	For the Three Months Ended March 31, 2022
Cash Flows From Operating Activities:
Net income	$1,034,088	$7,622,890
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Investment income earned on treasury securities held in the Trust Account	(1,819,095)	(15,217)
Loss (Gain) on change in fair value of derivative liabilities	741,500	(9,897,542)
Gain on change in fair value of note payable - Sponsor	(455,032)	—
Changes in operating assets and liabilities:
Prepaid expenses	58,024	127,700
Accounts payable and accrued expenses	132,386	1,234,852

Net Cash Used In Operating Activities	(308,129)	(927,317)

Repayment of related party advances	—	(27,250)
Proceeds from note payable - Sponsor	550,000
Proceeds from related party advances	16,197	—

Net Cash Provided by (Used in) Financing Activities	566,197	(27,250)

Net change in cash	258,068	(954,567)
Cash at beginning of year	27,316	1,569,803

Cash at end of year	$285,384	$615,236

Supplemental disclosure of non-cash financing activities:
Measurement adjustment of carrying value to redemption value	$1,819,095	$22,183

BLACK SPADE ACQUISITION CO

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN

Black Spade Acquisition Co (the “Company”) was incorporated in the Cayman Islands on March 3, 2021. The Company was formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination” or “Initial Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2023, the Company had not commenced any operations. All activity for the period from March 3, 2021 (inception) through March 31, 2023 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

Sponsor and Initial Public Offering

The registration statement for the Company’s Initial Public Offering was declared effective on July 15, 2021. On July 20, 2021, the Company consummated the Initial Public Offering of 15,000,000 units (“Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares” and, with respect to the warrants included in the Units being offered, the “Public Warrants”), generating gross proceeds of $150,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of an aggregate of 6,000,000 (the “Private Placement Warrants”) to Black Spade Sponsor LLC (the “Sponsor”) at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company in the amount of $6,000,000.

On August 3, 2021, the underwriters purchased an additional 1,900,000 Option Units pursuant to the partial exercise of the over-allotment option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $19,000,000. Also, in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 380,000 Option Private Placement Warrants at a purchase price of $1.00 per warrant.

Trust Account

Following the closing of the Initial Public Offering on July 20, 2021 and the partial exercise of the underwriters’ over-allotment, an amount of $169,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

The Company’s amended and restated memorandum and articles of association will provide that, other than the withdrawal of interest to pay our tax obligations (the “Permitted Withdrawals”), and up to $100,000 of interest to pay dissolution expenses none of the funds held in the Trust Account will be released until the earliest of: (i) the completion of the Initial Business Combination; (ii) the redemption of our Public Shares sold in the Initial Public Offering that have been properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to affect the substance or timing of its obligation to redeem 100% of such Public Shares if it has not consummated an Initial Business Combination within 24 months from the closing of this offering; or (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within the 24 month period. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination

While the Company’s management has broad discretion with respect to the specific application of the cash held outside of the Trust Account, substantially all of the net proceeds from the Initial Public Offering and the sale of the Private Placement Warrants, which are placed in the Trust Account, are intended to be applied generally toward completing a Business Combination. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions on the Trust Account). The Company will only complete a Business Combination if the post- transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Initial Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Initial Public Offering, including proceeds of the Private Placement Warrants, will be held in a Trust Account, located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer in connection with the Business Combination. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The per-share amount to be distributed to shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. This ordinary share will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination. If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the outstanding shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its second amended and restated memorandum and articles of association (the “Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within 24 months from the closing of the Initial Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public Share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern and Management’s Plan

At March 31, 2023, the Company had cash of $285,384 and working capital deficit of $2,391,067. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans and will not generate any operating revenues until after the completion of its initial business combination. In addition, the Company expects to have negative cash flows from operations as it pursues an initial business combination target. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company does not currently have adequate liquidity to sustain operations, which consist solely of pursuing a Business Combination.

While the Company expects to have sufficient access to additional sources of capital if necessary, there is no current commitment on the part of any financing source to provide additional capital and no assurances can be provided that such additional capital will ultimately be available. Additionally, management has determined that the Combination Period (July 20, 2023) is less than one year from the date of the issuance of the financial statements. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. There is no assurance that the Company’s plans to raise additional capital (to the extent ultimately necessary) or to consummate a Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. As is customary for a special purpose acquisition company, if the Company is not able to consummate a Business Combination during the Combination Period, it will cease all operations and redeem the Public Shares. Management plans to continue its efforts to consummate a Business Combination during the Combination Period.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, close of the Initial Public Offering and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC.

Certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been condensed. As such, the information included in these financial statements should be read in conjunction with the audited financial statements as of December 31, 2022 filed with the SEC on Form 10-K.

In the opinion of the Company’s management, these condensed financial statements include all adjustments, which are only of a normal and recurring nature, necessary for a fair statement of the Company’s financial position as of March 31, 2023 and the Company’s results of operations and cash flows for the periods presented. The results of operations for the three months ended March 31, 2023 not necessarily indicative of the results to be expected for the full year ending December 31, 2023.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. For the period of these financial statements, the management exercised a significant judgment in estimating the fair value of its warrant liabilities and convertible promissory note. The actual results could differ significantly from those estimates including the estimate of the fair value of its warrant liabilities, founder shares to the Company’s directors, officers, advisory committee members and certain employees of Sponsor’s affiliates, and fair value of its convertible promissory note.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $285,384 and $27,316 in cash, outside of the funds held in the Trust Account, as of March 31, 2023 and December 31, 2022, respectively. The Company did not have any cash equivalents as of March 31, 2023 and December 31, 2022.

Investment held in Trust Account

At March 31, 2023 and December 31, 2022, the Company had $173.3 million and $171.4 million in investments held in the Trust Account, respectively. At March 31, 2023 and December 31, 2022, substantially all of the assets held in the Trust Account were held in money market funds, which are invested primarily in U.S. Treasury securities. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in Investment income from the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

Offering Costs associated with a Public Offering

The Company complies with the requirements of the Financial Accounting Standards Board ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offering.” Offering costs of $770,108 consist principally of costs incurred in connection with formation of the Company and preparation for the Public Offering. These costs, together with the underwriter discount of $8,250,000, were charged to additional paid-in capital upon completion of the Initial Public Offering. Of these costs, $735,630 of which was allocated to the Public Warrants and the Private Placement Warrants, were expensed as incurred.

Class A ordinary shares subject to possible redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480.

Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature contains certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are classified as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. Accordingly, as of March 31, 2023 and December 31, 2022, 16,900,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

At March 31, 2023 and December 31, 2022, the shares of Class A ordinary shares reflected in the balance sheet is reconciled in the following table:

Description
Class A common stock subject to possible redemption at December 31, 2022	$171,442,865
Measurement adjustment of carrying value to redemption value	1,819,095

Class A common stock subject to possible redemption at March 31, 2023	$173,261,960

Net income per share

Net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. The Company applies the two-class method in calculating earnings per share. Ordinary shares subject to possible redemption at March 31, 2023, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net income per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the (i) Public Offering, (ii) exercise of over-allotment and (iii) Private Placement, since their inclusion would be anti-dilutive under the two-class method. As a result, diluted earnings per ordinary share is the same as basic earnings per ordinary share for the periods presented. The warrants are exercisable to purchase 14,830,000 Class A ordinary shares in the aggregate.

The Company’s statement of operations includes a presentation of income per Class A ordinary share subject to possible redemption in a manner similar to the two-class method of income per ordinary share. Net income per ordinary share, basic and diluted, for redeemable Class A ordinary share is calculated by dividing the interest income by the weighted average number of redeemable Class A ordinary shares outstanding since original issuance. Net income per ordinary share, basic and diluted, for non-redeemable Class B ordinary share is calculated by dividing the net income, adjusted for loss attributable to redeemable Class A ordinary shares, by the weighted average number of non-redeemable Class B ordinary shares outstanding for the periods. Non-redeemable Class B ordinary shares include the Founder Shares as these ordinary shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):

	Three months ended March 31, 2023	Three months ended March 31, 2022
Class A Redeemable ordinary shares
Numerator: Income (loss) allocable to Class A ordinary shares	$827,270	$6,098,312
Denominator: Basic and diluted weighted average shares outstanding	16,900,000	16,900,000

Basic and diluted net income (loss) per share, Class A ordinary shares	$0.05	$0.36

Class B Non-redeemable ordinary shares
Numerator: Income (loss) allocable to Class B ordinary shares	$206,818	$1,524,578
Denominator: Basic and diluted weighted average shares outstanding	4,225,000	4,225,000

Basic and diluted net income (loss) per share, Class B ordinary shares	$0.05	$0.36

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

The carrying value of the Company’s financial instruments including its cash and accrued liabilities approximate their fair values principally because of their short-term nature. The Company’s convertible promissory note and derivative warrants are measured at fair value according to ASC 820 as discussed below. The Public Warrants and Private Warrants are classified as Level 1 and 2 on the fair value hierarchy, respectively.

Convertible Promissory Note

The Company accounts for their convertible promissory note under ASC 815, “Derivatives and Hedging” (“ASC 815”). Under ASC 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 820. The Company has made such election for their convertible promissory note. Using the fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the notes are recognized as a non-cash gain or loss on the statements of operations.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” The Company’s derivative instruments are recorded at fair value as of the closing date of the Initial Public Offering (July 20, 2021) and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company has determined the Public Warrants and the Private Placement Warrants are a derivative instrument. As the Public Warrants and the Private Placement Warrants meet the definition of a derivative, the Public Warrants and the Private Placement Warrants are measured at fair value at issuance and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the statement of operations in the period of change.

Warrant Instruments

The Company will account for the Public Warrants and the Private Placement Warrants issued in connection with the Initial Public Offering and the Private Placement in accordance with the guidance contained in FASB ASC 815, “Derivatives and Hedging” whereby under that provision the Public Warrants and the Private Placement Warrants do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at fair value and adjust the instrument to fair value at each reporting period. This liability will be re-measured at each balance sheet date until the Public Warrants and the Private Placement Warrants are exercised or expire, and any change in fair value will be recognized in the Company’s statement of operations. The Public Warrants are valued based on quoted market prices and Private Placement Warrants are valued based on the Public Warrants price as there is the make whole provision in warrant agreement. Such warrant classification is also subject to re-evaluation at each reporting period.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 15,000,000 Units at a purchase price of $10.00 per Unit generating gross proceeds to the Company in the amount of $150,000,000. Each Unit consists of one share of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each whole Warrant entitling the holder thereof to purchase one whole share of Class A ordinary shares at a price of $11.50 per share, subject to adjustment.

On August 3, 2021, the underwriters purchased an additional 1,900,000 Option Units pursuant to the partial exercise of the over-allotment option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $19,000,000.

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of an aggregate of 6,000,000 warrants (the “Initial Private Placement Warrants”) to the Sponsor and at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company in the amount of $6,000,000.

A portion of the proceeds from the Private Placement Units was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units will be worthless.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.

Also, in connection with the partial exercise of the over-allotment option on August 3, 2021, the Sponsor purchased an additional 380,000 private placement warrants at a purchase price of $1.00 per warrant (the “Option Private Placement Warrants”, together with the Initial Private Placement Warrants, the “Private Placement Warrants”).

NOTE 5 — RELATED PARTIES

Founder Shares

During the period ended March 4, 2021, the Sponsor purchased 5,750,000 of the Company’s Class B ordinary shares (the “Founder Shares”) in exchange for a capital contribution of $25,000 that was paid by the Sponsor for deferred offering costs. On June 28, 2021, the Sponsor surrendered and forfeited 1,437,500 founder shares for no consideration, following which the Sponsor holds 4,312,500 founder shares. All share amounts have been retroactively restated to reflect this surrender. The Founder Shares include an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary share equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On February 25, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $250,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the Initial Public Offering. As of March 31, 2023 and December 31, 2022, there were no amounts outstanding under the Promissory Note.

Due to Related Party

In order to finance certain transaction costs in connection the Initial Public Offering and operating costs, the Sponsor paid certain offering and operating costs on behalf of the Company totaling $100,547 and also advanced the Company $61,496. These amounts are due on demand and non-interest bearing. As of March 31, 2023 and December 31, 2022, there was $16,643 and $446, respectively, due to the related party.

Administrative Services Agreement

Commencing on the date the Units are first listed on NYSE, the Company has agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. During the three months ended March 31, 2023 and 2022, the Company recorded $30,000 of fees pursuant to the agreement. As of March 31, 2023 and December 31, 2022, $205,000 and $175,000 were outstanding and is included in accounts payable and accrued expenses on the balance sheets.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

On October 25, 2022, the Sponsor advanced $600,000 to the Company under the Working Capital Loan. On February 3, 2023, the Sponsor advanced $550,000 to the Company under the Working Capital Loan. As of March 31, 2023 and December 31, 2022, there was $1,150,000 and $600,000 outstanding under the Working Capital Loans, respectively, and are included in note payable – Sponsor on the accompanying balance sheets.

Management determined that there was an embedded conversion feature related to the note that would require fair value treatment under ASC 815-15-25 and the note should be measured at fair value at issuance and at each reporting date. At March 31, 2023, the fair value of the note was $130,120, which resulted in a change in fair value of the note of $455,032 for the three months ended March 31, 2023, respectively, which is reflected on the statement of operations.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the prospectus in connection with the Initial Public Offering to purchase up to 2,250,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or $3,000,000 in the aggregate (or $3,450,000 in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $5,250,000 in the aggregate (or $6,037,500 in the aggregate if the underwriters’ over-allotment option is exercised in full). The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On August 3, 2021, the underwriters purchased an additional 1,900,000 Units (the “Option Units”) pursuant to the partial exercise of the over-allotment option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $19,000,000. Upon closing of the partial exercise, the Company paid the underwriters an additional fee of $380,000 and record an additional deferred fee of $665,000.

On December 20, 2022, the Company entered into an engagement agreement with a third party (“Placement Agent”) for services as financial advisor and placement agent for the Company in connection with a proposed private placement of equity or equity-linked, preferred, debt or debt-like, securities (the “Previous Transaction”) as part of the contemplated business combination between the Company and certain target company (the “Previous Business Combination”). The Placement Agent shall be entitled to receive a nonrefundable cash fee equal to $1,500,000, at the later of the closing of the Previous Transaction and the Previous Business Combination. The Placement Agent shall also be entitled to receive an additional nonrefundable cash fee equal to (i) 2% of the gross proceeds of the total Securities that are debt or debt-like securities sold in the Previous Transaction, and (ii) 4% of the gross proceeds of the total Securities that are not debt or debt-like securities sold in the Previous Transaction, in each case secured primarily by the efforts of the Placement Agent. If the Previous Business Combination is not consummated, no fee shall be payable to the Placement Agent. The Company has decided not to proceed further on the Previous Transaction and the Previous Business Combination.

On April 27, 2023, the Company entered into another engagement agreement with the Placement Agent for services as financial advisor to the Company in the Business Combination (as defined below) with VinFast as the target company and placement agent for the Company in connection with a proposed private placement of equity or equity-linked, preferred, debt or debt-like, securities of the target company (the “Placement”). The Placement Agent shall be entitled to receive a nonrefundable cash fee equal to $1,500,000, at the later of the closing of the Placement and the Business Combination. The Placement Agent shall also be entitled to receive an additional nonrefundable cash fee equal to (i) 2% of the gross proceeds of the total Securities that are debt or debt-like securities sold in the Placement and (ii) 4% of the gross proceeds of the total Securities that are not debt or debt-like securities sold in the Placement in each case secured primarily by the efforts of the Placement Agent. If the Business Combination is not consummated, no fee shall be payable to the Placement Agent.

Business Combination Agreement

On May 12, 2023, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with VinFast Auto Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, (“VinFast”) and Nuevo Tech Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a direct wholly-owned subsidiary of VinFast (“Merger Sub”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (“Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of VinFast.

NOTE 7 — SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue 2,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2023 and December 31, 2022, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 shares of Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of March 31, 2023 and December 31, 2022, 16,900,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. As of March 31, 2023 and December 31, 2022, there were 4,225,000 Class B ordinary shares issued and outstanding.

Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as otherwise required by law. In connection with our initial business combination, the Company may enter into a shareholders agreement or other arrangements with the shareholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of this offering.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of or immediately following a Business Combination, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which of Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the then-outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares outstanding upon the completion of Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of Class A ordinary shares redeemed in connection with a Business Combination), excluding any shares or equity-linked securities issued or issuable to any seller of an interest in the target to us in a Business Combination.

NOTE 8 — WARRANTS

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Class A Ordinary Shares Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period to each warrant holder; and

•

if, and only if, the last reported sale price of the Class A ordinary share equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganization, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $10.00 — Once the warrants become exercisable, the

Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at a price of $0.10 per warrant provided that the holder will be able to exercise their warrants on cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A ordinary share;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

at a price equal to a number of shares of Class A Common Stock to be determined by reference to the agreed table (i.e., “make-whole table”) set forth in the warrant agreement based on the redemption date and the “fair market value” of the Class A Common Stock;

•

if, and only if, the last reported sale price of our Class A ordinary shares equals or exceeds $10.00 per public share (as adjusted per share subdivisions, share dividends, reorganizations, recapitalizations and the like) on the trading day before the Company sends the notice of redemption to the warrant holders; and

•	if, and only if, the private placement warrants are also concurrently exchanged at the same price (equal to a number of Class A ordinary shares) as the outstanding public warrants, as described above.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” in accordance with Section 3(a)(9) of the Securities Act. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company accounts for the 14,830,000 warrants as derivative securities in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.

The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon the closing of the Public Offering. Accordingly, the Company has classified each warrant as a liability at its fair value and the warrants were allocated so that a portion of the proceeds from the issuance of the Units equal to its fair value determined by the Monte Carlo simulation. This liability is subject to re-measurement at each balance sheets date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statements of operations. The Company will reassess the classification at each balance sheets date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

NOTE 9 — FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value at March 31, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description:	Level	March 31, 2023	Level	December 31, 2022
Assets:
Investments held in Trust Account	1	$173,261,960	1	$171,442,865
Liabilities:
Note payable - Sponsor	3	$130,120	3	$35,152
Warrant liability - Private Placement Warrants	2	$638,000	2	$319,000
Warrant liability - Public Warrants	1	$845,000	1	$422,500

The Sponsor note payable, Public Warrants and the Private Placement Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within liabilities on the balance sheet. The note payable and the warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of note payable and change in fair value of warrant liabilities in the statements of operations, respectively.

Upon initial issuance, the Company used a Monte Carlo simulation model to value the Sponsor note payable. The Sponsor note payable was within Level 3 of the fair value hierarchy at the initial measurement dates due to the use of unobservable inputs. The key inputs into the discount model as of March 31, 2023 and December 31, 2022 for the Sponsor note payable were as follows:

Schedule of Fair Value of Assets and Liabilities Valuation Techniques and Measurement Inputs

	March 31, 2023	December 31, 2022
Volatility	5.0%	5.0%
Risk-free interest rate	3.59-4.94%	3.98-4.76%
Expected life of convertible promissory note	0.5-5.5 years	0.55 - 5.55 years
Dividend yield	0%	0%
Probability of business combination	10.0%	5.0%

Upon initial issuance, the Company used a Monte Carlo simulation model to value the Public Warrants and a modified Black-Scholes model to value the Private Placement Warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A ordinary shares and one-half of one Public Warrant), (ii) the sale of Private Warrants, and (iii) the issuance of Class B ordinary shares, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A ordinary shares subject to possible redemption (temporary equity), Class A ordinary shares (permanent equity) and Class B ordinary (permanent equity) based on their relative fair values at the initial measurement date. The Public Warrants and the Private Placement Warrants were classified within Level 3 of the fair value hierarchy at the initial measurement dates due to the use of unobservable inputs. Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 measurement during the period March 3, 2021 (inception) through December 31, 2021. In addition, the Private Warrants transferred from a Level 3 measurement to a Level 2 measurement during the period March 3, 2021 (inception) through December 31, 2021.

The Warrants are measured at fair value on a recurring basis. The Public Warrants were initially valued using a Modified Monte Carlo Simulation. As of March 31, 2023 and December 31, 2022, the Public Warrants were valued using the instrument’s publicly listed trading price as of the balance sheet date, which is considered to be a Level 1 measurement due to the use of an observable market quote in an active market. At initial measurement, the Private Placement Warrants were valued using a Modified Black-Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of our common stock. The expected volatility of the Company’s common stock was determined based on the implied volatility of the Public Warrants.

As of March 31, 2023 and December 31, 2022, the derivative liability related to the note payable was $130,120 and $35,152, respectively. In addition, for the three months ended March 31, 2023, the Company recorded $455,032 as an unrealized gain on the change in fair value of the Sponsor note payable in the statements of operations.

As of March 31, 2023 and December 31, 2022, the derivative liability related to the warrants was $1,483,000 and $741,500, respectively. In addition, for the three months ended March 31, 2023, the Company recorded $741,500 as an unrealized loss on the change in fair value of the derivative warrants in the statements of operations ($319,000 for Private Warrants and $422,500 for the Public Warrants, respectively). For the three months ended March 31, 2022, the Company recorded $9,897,542, as an unrealized gain on the change in fair value of the derivative warrants in the condensed statements of operations ($4,258,012 for Private warrants and $5,639,530 for the Public warrants), respectively.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to May 15, 2023, the date that the financial statements were issued.

On May 12, 2023, concurrently with the execution of the Business Combination Agreement, the Company, VinFast, the Sponsor and certain other holders of Class B Ordinary Shares (the “Sponsor Parties”) entered into a support and lock-up agreement and deed (the “Sponsor Support Agreement”), pursuant to which the parties agreed that:

(1)

subject to and concurrently with the consummation of the closing of the Business Combination, the First Working Capital Note and the Second Working Capital Note, with an aggregate face value of $1.15 million, shall be converted to and deemed to be an interest-free loan from the Sponsor to VinFast, payable by VinFast to the Sponsor, in full in cash by wire transfer of immediately available funds to the Sponsor, on the date that is no later than the 18th month anniversary of the Closing Date;

(2)

any other working capital loans from (or working capital payables to) the Sponsor or Sponsor Parties to the Company, including the $205,000 administrative services fee incurred as of March 31, 2023 under the Administrative Services Agreement, and any further incurrence thereunder between the date of the Sponsor Support Agreement and the closing of the Business Combination, shall be forgiven and no repayment or conversion of such outstanding amounts shall be effected during the term of the Sponsor Support Agreement or pursuant to the Business Combination Agreement; and

(3)

the Sponsor shall pay, and thereafter shall indemnify and hold harmless VinFast, the merger surviving company and their respective officers, directors and affiliates against, any liability relating to any other outstanding payables of the Company incurred on or prior to the closing of the Business Combination which are not required by section 12.06 (Expenses) of the Business Combination Agreement to be borne and paid by VinFast.

The underwriters were entitled to a deferred discount of $0.35 per Unit, or $5,915,000 in the aggregate. In May 2023, $5,323,500 out of $5,915,000 of deferred underwriting commissions were subsequently waived and reversed.

Based upon this review, other than above described and as described in Note 1 and Note 6, the Company did not identify any subsequent events other than below that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Black Spade Acquisition Co

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Black Spade Acquisition Co (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, shareholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from March 3, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from March 3, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, and needs to raise additional funds to meet its obligations and sustain its operations. The Company has until July 20, 2023 to consummate the business combination. If a business combination is not consummated by then, there will be a liquidation and subsequent dissolution of the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPA LLP

We have served as the Company’s auditor since 2021

New York, NY

March 10, 2023

Firm ID#: 5395

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

BLACK SPADE ACQUISITION CO

BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Current Assets:
Cash	$27,316	$1,569,803
Prepaid expenses	265,315	294,062

Total Current Assets	292,631	1,863,865
Investments held in the Trust Account	171,442,865	169,006,966

Total Assets	$171,735,496	$170,870,831

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$2,604,593	$1,458,309
Note payable - Sponsor	35,152	—
Due to related party	446	27,250

Total Current Liabilities	2,640,191	1,485,559
Derivative warrant liabilities	741,500	13,050,400
Deferred underwriting commission	5,915,000	5,915,000

Total liabilities	9,296,691	20,450,959
COMMITMENTS AND CONTINGENCIES
Class A ordinary shares subject to possible redemption; 16,900,000 shares (at redemption value)	171,442,865	169,000,000
Shareholders’ deficit:
Preferred stock, $0.0001 par value; 2,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value, 200,000,000 shares authorized, none issued and outstanding (excluding 16,900,000 shares subject to possible redemption)	—	—
Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 4,225,000 shares issued and outstanding	422	422
Additional paid-in capital	—	—
Accumulated deficit	(9,004,482)	(18,580,550)

Total Shareholders’ Deficit	(9,004,060)	(18,580,128)

Total Liabilities, Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$171,735,496	$170,870,831

The accompanying notes are an integral part of these financial statements

BLACK SPADE ACQUISITION CO

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For the Period March 3, 2021 (Inception) Through December 31, 2021
EXPENSES
Administration fee - related party	$120,000	$55,000
General and administrative	3,170,714	8,038,836

TOTAL EXPENSES	3,290,714	8,093,836

OTHER INCOME
Income earned on Investments held in Trust Account	2,435,899	6,966
Transaction costs allocable to derivative warrant liabilities	—	(735,630)
Change in fair value of note payable - Sponsor	564,848	—
Change in fair value of derivative warrant liabilities	12,308,900	5,244,100

TOTAL OTHER INCOME - NET	15,309,647	4,515,436

Net income (loss)	$12,018,933	$(3,578,400)

Basic and diluted weighted average shares outstanding, redeemable Class A Ordinary Shares subject to possible redemption	16,900,000	9,059,406

Basic and diluted net income (loss) per share of redeemable Class A Ordinary Shares subject to possible redemption	$0.57	$(0.27)

Weighted average number of shares of non-redeemable ordinary shares outstanding, basic and diluted	4,225,000	4,269,183

Basic and diluted net income (loss) per share of non-redeemable ordinary shares	$0.57	$(0.27)

The accompanying notes are an integral part of these financial statements

BLACK SPADE ACQUISITION CO

STATEMENTS OF CHANGES IN SHAREHOLDERs’ DEFICIT

FOR THE PERIOD MARCH 3, 2021 (INCEPTION) THROUGH ENDED DECEMBER 31, 2022

	Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Shareholders’ Deficit
	Shares	Amount
Balance as of March 3, 2021 (inception)	—	$—	$—	$—	$—
Issuance of Class B shares to Sponsor	4,312,500	431	24,569	—	25,000
Forfeiture of Class B Ordinary Shares	(87,500)	(9)	9	—	—
Class B Ordinary Shares transferred from Sponsor for services	—	—	6,217,250	—	6,217,250
Redemption adjustment of Class A ordinary shares to redemption value	—	—	(6,241,828)	(15,002,150)	(21,243,978)
Net loss	—	—	—	(3,578,400)	(3,578,400)

Balance as of December 31, 2021	4,225,000	$422	$—	$(18,580,550)	$(18,580,128)
Measurement adjustment of carrying value to redemption value	—	—	—	(2,442,865)	(2,442,865)
Net income	—	—	—	12,018,933	12,018,933

Balance as of December 31, 2022	4,225,000	$422	$—	$(9,004,482)	$(9,004,060)

The accompanying notes are an integral part of these financial statements

BLACK SPADE ACQUISITION CO

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the Period From March 3, 2021 (Inception) Through December 31, 2021
Cash Flows From Operating Activities:
Net income (loss)	$12,018,933	$(3,578,400)
Adjustments to reconcile net income to net cash used in operating activities:
Investment income earned on treasury securities held in the Trust Account	(2,435,899)	(6,966)
Costs associated with warrant liabilities	—	735,630
Gain on change in fair value of derivative liabilities	(12,308,900)	(5,244,100)
Gain on change in fair value of note payable – Sponsor	(564,848)	—
Share-based compensation	—	6,217,250
Changes in operating assets and liabilities:
Prepaid expenses	28,747	(294,062)
Accounts payable and accrued expenses	1,146,284	1,373,309

Net Cash Used In Operating Activities	(2,115,683)	(797,339)

Cash Flows From Investing Activities:
Cash deposited into the Trust Account	—	(169,000,000)

Net Cash Used In Financing Activities	—	(169,000,000)

Cash Flows From Financing Activities:
Sale of Units in the Initial Public Offering, net of underwriting discount	—	165,620,000
Sale of Private Placement Warrants to the Sponsor	—	6,380,000
Proceeds from note payable – Sponsor	600,000	—
Proceeds from related party advances	2,040	27,250
Repayment of related party advances	(28,844)	—
Payment of offering costs	—	(660,108)

Net Cash Provided By Financing Activities	573,196	171,367,142

Net change in cash	(1,542,487)	1,569,803
Cash at beginning of year	1,569,803	—

Cash at end of year	$27,316	$1,569,803

Supplemental disclosure of non-cash financing activities:
Initial classification of fair value of warrants	$—	$20,910,300
Measurement adjustment of Class A ordinary shares to redemption value	$—	169,000,000
Deferred offering costs paid by Sponsor in exchange for Class B ordinary shares	$—	$25,000
Deferred offering costs paid by Sponsor	$—	$73,297
Measurement adjustment of carrying value to redemption value	$2,442,865	$—
Deferred underwriting compensation charged to additional paid-in capital in connection with the Initial Public Offering	$—	$5,915,000

The accompanying notes are an integral part of these financial statements

BLACK SPADE ACQUISITION CO

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN

Black Spade Acquisition Co (the “Company”) was incorporated in the Cayman Islands on March 3, 2021. The Company was formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination” or “Initial Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from March 3, 2021 (inception) through December 31, 2022 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

Sponsor and Initial Public Offering

The registration statement for the Company’s Initial Public Offering was declared effective on July 15, 2021. On July 20, 2021, the Company consummated the Initial Public Offering of 15,000,000 units (“Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares” and, with respect to the warrants included in the Units being offered, the “Public Warrants”), generating gross proceeds of $150,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of an aggregate of 6,000,000 (the “Private Placement Warrants”) to Black Spade Sponsor LLC (the “Sponsor”) at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company in the amount of $6,000,000.

On August 3, 2021, the underwriters purchased an additional 1,900,000 Option Units pursuant to the partial exercise of the over-allotment option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $19,000,000. Also, in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 380,000 Option Private Placement Warrants at a purchase price of $1.00 per warrant.

Trust Account

Following the closing of the Initial Public Offering on July 20, 2021 and the partial exercise of the underwriters’ over-allotment, an amount of $169,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

The Company’s amended and restated memorandum and articles of association will provide that, other than the withdrawal of interest to pay our tax obligations (the “Permitted Withdrawals”), and up to $100,000 of interest to pay dissolution expenses none of the funds held in the Trust Account will be released until the earliest of: (i) the completion of the Initial Business Combination; (ii) the redemption of our Public Shares sold in the Initial Public Offering that have been properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to affect the substance or timing of its obligation to redeem 100% of such Public Shares if it has not consummated an Initial Business Combination within 24 months from the closing of this offering, or 27 months from the closing of this offering if we have executed a letter of intent, agreement in principle or definitive agreement for an Initial Business Combination within 24 months from the closing of this offering but have not completed the Initial Business Combination within such 24-month period (the “Completion Window”); or (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within the Completion Window. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination

While the Company’s management has broad discretion with respect to the specific application of the cash held outside of the Trust Account, substantially all of the net proceeds from the Initial Public Offering and the sale of the Private Placement Warrants, which are placed in the Trust Account, are intended to be applied generally toward completing a Business Combination. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Initial Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Initial Public Offering, including proceeds of the Private Placement Warrants, will be held in a Trust Account, located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer in connection with the Business Combination. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The per-share amount to be distributed to shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. This ordinary share will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination. If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the outstanding shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its second amended and restated memorandum and articles of association (the “Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within 24 months from the closing of the Initial Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires

Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public Share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern and Management’s Plan

At December 31, 2022, the Company had cash of $27,316 and working capital deficit of $2,347,560. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans and will not generate any operating revenues until after the completion of its initial business combination. In addition, the Company expects to have negative cash flows from operations as it pursues an initial business combination target. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company does not currently have adequate liquidity to sustain operations, which consist solely of pursuing a Business Combination.

While the Company expects to have sufficient access to additional sources of capital if necessary, there is no current commitment on the part of any financing source to provide additional capital and no assurances can be provided that such additional capital will ultimately be available. Additionally, management has determined that the Combination Period (July 20, 2023) is less than one year from the date of the issuance of the financial statements. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. There is no assurance that the Company’s plans to raise additional capital (to the extent ultimately necessary) or to consummate a Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. As is customary for a special purpose acquisition company, if the Company is not able to consummate a Business Combination during the Combination Period, it will cease all operations and redeem the Public Shares. Management plans to continue its efforts to consummate a Business Combination during the Combination Period.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, close of the Initial Public Offering and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. For the period of this financial statements, the management exercised a significant judgment in estimating the fair value of its warrant liabilities and convertible promissory note. The actual results could differ significantly from those estimates including the estimate of the fair value of its warrant liabilities, and founder shares to the Company’s directors, officers, advisory committee members and certain employees of Sponsor’s affiliates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $27,316 and $1,569,803 in cash, outside of the funds held in the Trust Account, as of December 31, 2022 and 2021, respectively. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Investment held in Trust Account

At December 31, 2022 and 2021, the Company had $171.4 million and $169.0 million in investments held in the Trust Account, respectively. At December 31, 2022 and 2021, substantially all of the assets held in the Trust Account were held in money market funds, which are invested primarily in U.S. Treasury securities. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in Investment income from the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

Offering Costs associated with a Public Offering

The Company complies with the requirements of the Financial Accounting Standards Board ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offering.” Offering costs of $770,108 consist principally of costs incurred in connection with formation of the Company and preparation for the Public Offering. These costs, together with the underwriter discount of $8,250,000, were charged to additional paid-in capital upon completion of the Initial Public Offering. Of these costs, $735,630 of which was allocated to the Public Warrants and the Private Placement Warrants, were expensed as incurred.

Class A ordinary shares subject to possible redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480.

Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature contains certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are classified as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. Accordingly, as of December 31, 2022 and 2021, 16,900,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

At December 31, 2022 and 2021, the shares of Class A ordinary shares reflected in the balance sheet is reconciled in the following table:

Gross proceeds	$169,000,000
Less:
Proceeds allocated to the Public Warrants	(11,914,500)
Shares of Class A ordinary share issuance costs	(9,329,478)

(21,243,978)
Plus:
Measurement adjustment of carrying value to redemption value	21,243,978

Class A Ordinary Shares subject to possible redemption at December 31, 2021	$169,000,000

Measurement adjustment of carrying value to redemption value	2,442,865

Class A Ordinary Shares subject to possible redemption at December 31, 2022	$171,442,865

Net income (loss) per share

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. The Company applies the two-class method in calculating earnings per share. Ordinary shares subject to possible redemption at December 31, 2022, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net income (loss) per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The calculation of diluted income (loss) per ordinary share does not consider the effect of the warrants issued in connection with the (i) Public Offering, (ii) exercise of over-allotment and (iii) Private Placement, since their inclusion would be anti-dilutive under the two-class method. As a result, diluted earnings per ordinary share is the same as basic earnings per ordinary share for the periods presented. The warrants are exercisable to purchase 14,830,000 Class A ordinary shares in the aggregate.

The Company’s statement of operations includes a presentation of income (loss) per Class A ordinary share subject to possible redemption in a manner similar to the two-class method of income per ordinary share. Net income (loss) per ordinary share, basic and diluted, for redeemable Class A ordinary share is calculated by dividing the interest income by the weighted average number of redeemable Class A ordinary shares outstanding since original issuance. Net income per ordinary share, basic and diluted, for non-redeemable Class B ordinary share is calculated by dividing the net income, adjusted for loss attributable to redeemable Class A ordinary shares, by the weighted average number of non-redeemable Class B ordinary shares outstanding for the periods. Non-redeemable Class B ordinary shares include the Founder Shares as these ordinary shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):

	The Year Ended December 31, 2022	For the Period from March 3, 2021 (inception) through December 31, 2021
Class A Redeemable ordinary shares
Numerator: Income (loss) allocable to Class A ordinary shares	$9,615,146	$(2,432,229)
Denominator: Basic and diluted weighted average shares outstanding	16,900,000	9,059,406

Basic and diluted net income (loss) per share, Class A ordinary shares	$0.57	$(0.27)

Class B Non-redeemable ordinary shares
Numerator: Income (loss) allocable to Class B ordinary shares	$2,403,787	$(1,146,171)
Denominator: Basic and diluted weighted average shares outstanding	4,225,000	4,269,183

Basic and diluted net income (loss) per share, Class B ordinary shares	$0.57	$(0.27)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

The carrying value of the Company’s financial instruments including its cash and accrued liabilities approximate their fair values principally because of their short-term nature. The Company’s convertible promissory note and derivative warrants are measured at fair value according to ASC 820 as discussed below. The Public Warrants and Private Warrants are classified as Level 1 and 2 on the fair value hierarchy, respectively.

Convertible Promissory Note

The Company accounts for their convertible promissory note under ASC 815, “Derivatives and Hedging” (“ASC 815”). Under ASC 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 820. The Company has made such election for their convertible promissory note. Using the fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the notes are recognized as a non-cash gain or loss on the statements of operations.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” The Company’s derivative instruments are recorded at fair value as of the closing date of the Initial Public Offering (July 20, 2021) and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company has determined the Public Warrants and the Private Placement Warrants are a derivative instrument. As the Public Warrants and the Private Placement Warrants meet the definition of a derivative, the Public Warrants and the Private Placement Warrants are measured at fair value at issuance and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the statement of operations in the period of change.

Warrant Instruments

The Company will account for the Public Warrants and the Private Placement Warrants issued in connection with the Initial Public Offering and the Private Placement in accordance with the guidance contained in FASB ASC 815, “Derivatives and Hedging” whereby under that provision the Public Warrants and the Private Placement Warrants do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at fair value and adjust the instrument to fair value at each reporting period. This liability will be re-measured at each balance sheet date until the Public Warrants and the Private Placement Warrants are exercised or expire, and any change in fair value will be recognized in the Company’s statement of operations. The fair value of the Public Warrants and the Private Placement Warrants will be estimated using a valuation model. The Company’s valuation model utilizes inputs and other assumptions and may not be reflective of the price at which they can be settled. Such warrant classification is also subject to re-evaluation at each reporting period.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020- 06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 on January 1, 2021 and the adoption of such did not have any material impact on its financial position, results of operations or cash flows.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 15,000,000 Units at a purchase price of $10.00 per Unit generating gross proceeds to the Company in the amount of $150,000,000. Each Unit consists of one share of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each whole Warrant entitling the holder thereof to purchase one whole share of Class A ordinary shares at a price of $11.50 per share, subject to adjustment.

On August 3, 2021, the underwriters purchased an additional 1,900,000 Option Units pursuant to the partial exercise of the over-allotment option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $19,000,000.

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of an aggregate of 6,000,000 warrants (the “Initial Private Placement Warrants”) to the Sponsor and at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company in the amount of $6,000,000.

A portion of the proceeds from the Private Placement Units was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units will be worthless.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.

Also, in connection with the partial exercise of the over-allotment option on August 3, 2021, the Sponsor purchased an additional 380,000 private placement warrants at a purchase price of $1.00 per warrant (the “Option Private Placement Warrants”, together with the Initial Private Placement Warrants, the “Private Placement Warrants”).

NOTE 5 — RELATED PARTIES

Founder Shares

During the period ended March 4, 2021, the Sponsor purchased 5,750,000 of the Company’s Class B ordinary shares (the “Founder Shares”) in exchange for a capital contribution of $25,000 that was paid by the

Sponsor for deferred offering costs. On June 28, 2021, the Sponsor surrendered and forfeited 1,437,500 founder shares for no consideration, following which the Sponsor holds 4,312,500 founder shares. All share amounts have been retroactively restated to reflect this surrender. The Founder Shares include an aggregate of up to 562,500 shares subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary share equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

During the period ended December 31, 2021, the Sponsor transferred an aggregate of 950,000 of Founders shares to the Company’s directors, officers, advisory committee members and certain employees of Sponsor’s affiliates for services provided. The Founder Shares were valued using a valuation method which considers multiple assumptions such as the probability of Initial Public Offering and Initial Business Combination as well as a marketability discount. The shares vested immediately upon grant and the Company recorded $6,217,250 in share-based compensation on the statement of operations. Of these shares, 19,274 were forfeited resulting in the above parties to hold an aggregate of 930,726 Founder Shares.

Promissory Note — Related Party

On February 25, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $250,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the Initial Public Offering. As of December 31, 2022 and 2021, there were no amounts outstanding under the Promissory Note.

Due to Related Party

In order to finance certain transaction costs in connection the Initial Public Offering and operating costs, the Sponsor paid certain offering and operating costs on behalf of the Company totaling $100,547 and also advanced the Company $61,496. These amounts are due on demand and non-interest bearing. As of December 31, 2022 and 2021, there was $446 and $27,250 due to the related party.

Administrative Services Agreement

Commencing on the date the Units are first listed on NYSE, the Company has agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. During the year ended December 31, 2022 and the period March 3, 2021 (inception) through December 31, 2021, the Company recorded $120,000 and $55,000 of fees pursuant to the agreement, respectively. As of December 31, 2022 and 2021, $175,000 and $55,000 were outstanding and is included in accounts payable and accrued expenses on the balance sheets.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the

Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of the notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

On October 25, 2022, the Sponsor advanced $600,000 to the Company under the Working Capital Loan. As of December 31, 2022 and 2021, there was $600,000 and $0 outstanding under the Working Capital Loans, respectively, and is included in note payable – Sponsor on the accompanying balance sheets.

Management determined that there was an embedded conversion feature related to the note that would require fair value treatment under ASC 815-15-25 and the note should be measured at fair value at issuance and at each reporting date. At December 31, 2022, the fair value of the note was $35,152, which resulted in a change in fair value of the note of $564,848 for the year ended December 31, 2022, respectively, which is reflected on the statement of operations.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the prospectus in connection with the Initial Public Offering to purchase up to 2,250,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or $3,000,000 in the aggregate (or $3,450,000 in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $5,250,000 in the aggregate (or $6,037,500 in the aggregate if the underwriters’ over-allotment option is exercised in full). The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On August 3, 2021, the underwriters purchased an additional 1,900,000 Units (the “Option Units”) pursuant to the partial exercise of the over-allotment option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $19,000,000. Upon closing of the partial exercise, the Company paid the underwriters an additional fee of $380,000 and record an additional deferred fee of $665,000.

On December 20, 2022, the Company entered into an engagement agreement with a third party (“Placement Agent”) for services as financial advisor and placement agent for the Company in connection with a proposed private placement of equity or equity-linked, preferred, debt or debt-like, securities (the “Transaction”) as part of the contemplated business combination between the Company and certain target company (the “Business Combination”). The Placement Agent shall be entitled to receive a nonrefundable cash fee equal to $1,500,000, at the later of the closing of the Transaction and the Business Combination. The Placement Agent shall also be entitled to receive an additional nonrefundable cash fee equal to (i) 2% of the gross proceeds of the total Securities that are debt or debt-like securities sold in the Transaction, and (ii) 4% of the gross proceeds of the total Securities that are not debt or debt-like securities sold in the Transaction, in each case secured primarily by the efforts of the Placement Agent. If the Business Combination is not consummated, no fee shall be payable to the Placement Agent.

NOTE 7 — SHAREHOLDERS’ EQUITY

Preference Shares — The Company is authorized to issue 2,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 shares of Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of December 31, 2022 and 2021, 16,900,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 4,225,000 Class B ordinary shares issued and outstanding.

Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as otherwise required by law. In connection with our initial business combination, the Company may enter into a shareholders agreement or other arrangements with the shareholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of this offering.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of or immediately following a Business Combination, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which of Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the then-outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares outstanding upon the completion of Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of Class A ordinary shares redeemed in connection with a Business Combination), excluding any shares or equity-linked securities issued or issuable to any seller of an interest in the target to us in a Business Combination.

NOTE 8 — WARRANTS

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Class A Ordinary Shares Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period to each warrant holder; and

•

if, and only if, the last reported sale price of the Class A ordinary share equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganization, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $10.00 — Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at a price of $0.10 per warrant provided that the holder will be able to exercise their warrants on cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A ordinary share;

•	upon a minimum of 30 days’ prior written notice of redemption;

•

at a price equal to a number of shares of Class A Common Stock to be determined by reference to the agreed table (i.e., “make-whole table”) set forth in the warrant agreement based on the redemption date and the “fair market value” of the Class A Common Stock;

•

if, and only if, the last reported sale price of our Class A ordinary shares equals or exceeds $10.00 per public share (as adjusted per share subdivisions, share dividends, reorganizations, recapitalizations and the like) on the trading day before the Company sends the notice of redemption to the warrant holders; and

•	if, and only if, the private placement warrants are also concurrently exchanged at the same price (equal to a number of Class A ordinary shares) as the outstanding public warrants, as described above.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” in accordance with Section 3(a)(9) of the Securities Act. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company accounts for the 14,830,000 warrants as derivative securities in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.

The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon the closing of the Public Offering. Accordingly, the Company has classified each warrant as a liability at its fair value and the warrants were allocated so that a portion of the proceeds from the issuance of the Units equal to its fair value determined by the Monte Carlo simulation. This liability is subject to re-measurement at each balance sheets date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statements of operations. The Company will reassess the classification at each balance sheets date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

NOTE 9 — FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value at December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description:	Level	December 31, 2022	Level	December 31, 2021
Assets:
Investments held in Trust Account	1	$171,442,865	1	$169,006,966
Liabilities:
Note payable - Sponsor	3	$35,152	3	$—
Warrant liability - Private Placement Warrants	2	$319,000	2	$5,614,400
Warrant liability - Public Warrants	1	$422,500	1	$7,436,000

The Sponsor note payable, Public Warrants and the Private Placement Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within liabilities on the balance sheet. The note payable and the warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of note payable and change in fair value of warrant liabilities in the statements of operations, respectively.

Upon initial issuance, the Company used a Monte Carlo simulation model to value the Sponsor note payable. The Sponsor note payable was within Level 3 of the fair value hierarchy at the initial measurement dates due to the use of unobservable inputs. The key inputs into the discount model for the year ended December 31, 2022 for the Sponsor note payable were as follows:

Schedule of Fair Value of Assets and Liabilities Valuation Techniques and Measurement Inputs

December 31, 2022
Volatility	5.0%
Risk-free interest rate	3.98 - 4.76%
Expected life of convertible promissory note	0.55 - 5.55 years
Dividend yield	0%
Probability of business combination	5.0%

Upon initial issuance, the Company used a Monte Carlo simulation model to value the Public Warrants and a modified Black-Scholes model to value the Private Placement Warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A ordinary shares and one-half of one Public Warrant), (ii) the sale of Private Warrants, and (iii) the issuance of Class B ordinary shares, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A ordinary shares subject to possible redemption (temporary equity), Class A ordinary shares (permanent equity) and Class B ordinary (permanent equity) based on their relative fair values at the initial measurement date. The Public Warrants and the Private Placement Warrants were classified within Level 3 of the fair value hierarchy at the initial measurement dates due to the use of unobservable inputs. Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 measurement during the period March 3, 2021 (inception) through December 31, 2021. In addition, the Private Warrants transferred from a Level 3 measurement to a Level 2 measurement during the period March 3, 2021 (inception) through December 31, 2021.

The Warrants are measured at fair value on a recurring basis. The Public Warrants were initially valued using a Modified Monte Carlo Simulation. As of December 31, 2022 and 2021, the Public Warrants were valued using the instrument’s publicly listed trading price as of the balance sheet date, which is considered to be a Level 1 measurement due to the use of an observable market quote in an active market. At initial measurement, the Private Placement Warrants were valued using a Modified Black-Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of our common stock. The expected volatility of the Company’s common stock was determined based on the implied volatility of the Public Warrants.

As of December 31, 2022 and 2021, the derivative liability related to the note payable was $35,152 and $nil, respectively. In addition, for the year ended In addition, for the year ended December 31, 2022, the Company recorded $564,848 as an unrealized gain on the change in fair value of the Sponsor note payable in the statements of operations.

As of December 31, 2022 and 2021, the derivative liability was $741,500 and $13,050,400, respectively. In addition, for the year ended December 31, 2022, the Company recorded $12,308,900 as an unrealized gain on the change in fair value of the derivative warrants in the statements of operations ($5,295,400 for Private Warrants and $7,013,500 for the Public Warrants, respectively). For the period March 3, 2021 (inception) through December 31, 2021, the Company recorded $5,244,100 as an unrealized gain on the change in fair value of the derivative warrants in the statements of operations.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events other than below that would have required adjustment or disclosure in the financial statements.

On February 3, 2023, the Sponsor advanced $550,000 to the Company under a second Working Capital Loan. The note may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants.

The Company received an informal inquiry from the staff of the Division of Enforcement of the United States Securities and Exchange Commission in a letter dated January 11, 2023, in relation to the circumstances surrounding the filing of the Form NT 10-Q filed by the Company on August 15, 2022. The Company has been and intends to continue cooperating fully with the SEC in connection with this inquiry.

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		4,271,442	3,740,797	158,508,347
Trade receivables		652,922	438,020	18,560,169
Advances to suppliers		8,968,752	7,227,547	306,251,992
Inventories, net	5	21,607,277	24,779,582	1,049,982,288
Short-term prepayments and other receivables		6,457,169	6,691,670	283,545,339
Short-term derivative assets	13	532,718	447,685	18,969,703
Current net investment in sales-type lease	14	5,448	6,537	276,992
Short-term investments		3,902	3,883	164,534
Short-term amounts due from related parties	11	1,978,097	465,563	19,727,246
Assets classified as held for sale	15	360,893	354,701	15,029,703

Total current assets		44,838,620	44,155,985	1,871,016,314

NON-CURRENT ASSETS
Property, plant and equipment, net		57,188,667	61,412,516	2,602,225,254
Intangible assets, net	7	1,461,071	1,537,757	65,159,195
Goodwill	7	272,203	272,203	11,534,025
Operating lease right-of-use assets		4,558,983	7,318,172	310,092,034
Long-term derivative assets	13	696,332	289,322	12,259,407
Long-term advances to suppliers		29,082	29,082	1,232,288
Long-term prepayments		7,611	36,034	1,526,864
Non-current net investment in sales-type lease	14	82,062	134,914	5,716,695
Long-term amounts due from related parties	11	44,533	48,073	2,036,992
Other non-current assets		4,426,135	4,858,978	205,888,898

Total non-current assets		68,766,679	75,937,051	3,217,671,653

TOTAL ASSETS		113,605,299	120,093,036	5,088,687,966

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	8	14,579,553	20,111,690	852,190,254
Trade payables		16,636,820	17,903,867	758,638,432
Deposits and down payment from customers	9	1,572,537	1,218,830	51,645,339
Short-term deferred revenue		107,448	116,287	4,927,415
Short-term accruals		11,056,666	11,561,280	489,884,746
Other current liabilities		4,177,978	4,177,312	177,004,746
Current operating lease liabilities		768,883	1,454,937	61,649,873
Amounts due to related parties	11	17,325,317	27,006,774	1,144,354,831

Total current liabilities		66,225,202	83,550,977	3,540,295,636

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	8	41,624,960	41,237,310	1,747,343,644
Long-term financial liability	13	15,180,723	15,446,200	654,500,000
Other non-current liabilities		606,429	5,745,628	243,458,814
Non-current operating lease liabilities		3,256,351	5,309,454	224,976,864
Long-term deferred revenue		499,395	523,538	22,183,814
Deferred tax liabilities		947,981	947,420	40,144,915
Long-term accruals		16,007	3,406	144,322
Amounts due to related parties	11	21,918,710	18,139,211	768,610,636

Total non-current liabilities		84,050,556	87,352,167	3,701,363,008

Commitments and contingencies	16

DEFICIT
Ordinary shares – VinFast Auto (2,412,852,458 shares issued and outstanding as of December 31, 2022 and March 31, 2023)		871,021	871,021	36,907,669
Accumulated losses		(127,188,455)	(141,271,538)	(5,986,082,119)
Additional paid-in capital		12,311,667	12,311,667	521,680,805
Other comprehensive loss		(104,065)	(122,889)	(5,207,161)

Deficit attributable to equity holders of the parent		(114,109,832)	(128,211,739)	(5,432,700,805)

Non-controlling interests		77,439,373	77,401,631	3,279,730,127

Total deficit		(36,670,459)	(50,810,108)	(2,152,970,678)

TOTAL DEFICIT AND LIABILITIES		113,605,299	120,093,036	5,088,687,966

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended March 31,
		2022	2023	2023
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles		3,049,328	1,536,619	65,110,975
Sales of merchandise		46,414	38,269	1,621,568
Sales of spare parts and components		706,568	191,545	8,116,314
Rendering of services		49,628	74,721	3,166,144

Rental income
Revenue from leasing activities		26,458	130,472	5,528,475

Revenues (*)		3,878,396	1,971,626	83,543,475

Cost of vehicles sold		(5,690,868)	(5,239,219)	(222,000,805)
Cost of merchandise sold		(46,245)	(38,533)	(1,632,754)
Cost of spare parts and components sold		(679,876)	(180,873)	(7,664,110)
Cost of rendering services		(58,845)	(173,466)	(7,350,254)
Cost of leasing activities		(10,696)	(148,305)	(6,284,110)

Cost of sales		(6,486,530)	(5,780,396)	(244,932,034)

Gross loss		(2,608,134)	(3,808,770)	(161,388,559)

Operating expenses
Research and development costs		(3,576,558)	(5,007,703)	(212,190,805)
Selling and distribution costs		(1,321,686)	(1,277,857)	(54,146,483)
Administrative expenses		(536,626)	(1,103,843)	(46,773,008)
Net other operating (expenses)/income		(27,485)	55,900	2,368,644

Operating loss		(8,070,489)	(11,142,273)	(472,130,212)

Finance income		43,603	15,213	644,619
Finance costs		(1,546,487)	(2,322,862)	(98,426,356)
Net gain/(loss) on financial instruments at fair value through profit or loss		933,656	(671,463)	(28,451,822)

Loss before income tax expense		(8,639,717)	(14,121,385)	(598,363,771)

Tax (expense)/income		(1,020,620)	560	23,729

Net loss for the period		(9,660,337)	(14,120,825)	(598,340,042)

Net loss attributable to non-controlling interests		(11,805)	(27,621)	(1,170,381)

Net loss attributable to controlling interest		(9,648,532)	(14,093,204)	(597,169,661)

(*) Including sales to related parties in the three months ended March 31, 2022 and 2023 of VND834,574 million and VND249,746 million (USD10,582,455), respectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE LOSS

		For the three months ended March 31,
		2022	2023	2023
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)

Net loss for the period		(9,660,337)	(14,120,825)	(598,340,042)

Other comprehensive income/(loss)
Other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		29,800	(18,824)	(797,627)

Net other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods		29,800	(18,824)	(797,627)

Total comprehensive loss for the period, net of tax		(9,630,537)	(14,139,649)	(599,137,669)
Net loss attributable to non-controlling interests		(11,805)	(27,621)	(1,170,381)

Comprehensive loss attributable to controlling interest		(9,618,732)	(14,112,028)	(597,967,288)

Net loss per share attributable to ordinary shareholders		VND	VND	USD
Basic and diluted		(4,001)	(5,841)	(0.25)

				Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted		2,411,764,800	2,412,852,458	2,412,852,458

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
As of January 1, 2022	2,411,764,800	553,892	—	(77,416,918)	(63,494)	(14,678)	(76,941,198)
Net loss for the period	—	—	—	(9,648,532)	—	(11,805)	(9,660,337)
Foreign currency translation adjustment	—	—	—	—	29,800	—	29,800

Total comprehensive income/(loss)	2,411,764,800	553,892	—	(87,065,450)	(33,694)	(26,483)	(86,571,735)

Additional capital contribution to VinFast Vietnam	—	—	—	—	—	6,000,000	6,000,000

Balance as of March 31, 2022 (Unaudited)	2,411,764,800	553,892	—	(87,065,450)	(33,694)	5,973,517	(80,571,735)

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (continued)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
Balance as of April 1, 2022 (Unaudited)	2,411,764,800	553,892	—	(87,065,450)	(33,694)	5,973,517	(80,571,735)
Net loss for the period	—	—	—	(40,135,263)	—	(53,270)	(40,188,533)
Foreign currency translation adjustments	—	—	—	—	(70,371)	—	(70,371)

Total comprehensive income/(loss)	2,411,764,800	553,892	—	(127,200,713)	(104,065)	5,920,247	(120,830,639)

Additional capital contribution to VinFast Auto	1,087,658	317,129	—	—	—	—	317,129
Additional capital contribution to VinFast Vietnam	—	—	—	—	—	71,515,874	71,515,874
Partial disposal of a subsidiary	—	—	—	12,258	—	3,252	15,510
Deemed contribution from owners	—	—	12,311,667	—	—	—	12,311,667

Balance as of December 31, 2022	2,412,852,458	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (continued)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital VinFast Auto VND million	Accumulated losses VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
Balance as of January 1, 2023	2,412,852,458	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)
Net loss for the period	—	—	—	(14,093,204)	—	(27,621)	(14,120,825)
Foreign currency translation adjustments	—	—	—	—	(18,824)	—	(18,824)

Total comprehensive income/(loss)	2,412,852,458	871,021	12,311,667	(141,281,659)	(122,889)	77,411,752	(50,810,108)

Decrease of ownership in existing subsidiaries without losing control	—	—	—	10,121	—	(10,121)	—

Balance as of March 31, 2023 (Unaudited)	2,412,852,458	871,021	12,311,667	(141,271,538)	(122,889)	77,401,631	(50,810,108)

USD (Unaudited)		36,907,669	521,680,805	(5,986,082,119)	(5,207,161)	3,279,730,127	(2,152,970,678)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended March 31,
		2022	2023	2023
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the period		(9,660,337)	(14,120,825)	(598,340,042)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment		878,667	1,104,232	46,789,492
Amortization of intangible assets		788,028	56,086	2,376,525
Impairment of property, plant and equipment		—	480,643	20,366,229
Changes in operating lease right-of-use assets		70,727	207,744	8,802,712
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories		2,010,057	3,299,399	139,805,042
Deferred tax expenses/(income)		1,020,620	(560)	(23,729)
Unrealized foreign exchange losses/(gain)		69,841	(87,585)	(3,711,229)
Net (gain)/losses on financial instruments at fair value through profit or loss		(933,656)	671,463	28,451,822
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest		347,215	760,239	32,213,517
Working capital adjustments:
(Increase)/decrease in trade receivables and advance to suppliers		(493,098)	1,867,725	79,140,890
Increase in inventories		(732,418)	(6,479,648)	(274,561,356)
Decrease in trade payables, deferred revenue and other payables		(2,438,169)	(6,633,433)	(281,077,669)
Change in operating lease liabilities		(56,865)	(243,344)	(10,311,186)
Increase in prepayments, other receivables and other assets		(38,735)	(41,217)	(1,746,483)

Net cash flows used in operating activities		(9,168,123)	(19,159,081)	(811,825,466)

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

		For the three months ended March 31,
		2022	2023	2023
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets		(2,401,324)	(7,599,814)	(322,026,017)
Proceeds from disposal of property, plant and equipment		—	922,675	39,096,398
Disbursement of loans		(5,533)	—	—
Collection of loans		232,400	545,400	23,110,169

Net cash flows used in investing activities		(2,174,457)	(6,131,739)	(259,819,449)

FINANCING ACTIVITIES
Capital contribution from owners		6,000,000	—	—
Proceeds from borrowings		15,033,573	22,802,511	966,208,093
Cash received under a business cooperation contract		—	5,875,000	248,940,678
Repayment of borrowings		(11,055,615)	(3,253,120)	(137,844,068)

Net cash flows from financing activities		9,977,958	25,424,391	1,077,304,703

Net (decrease)/increase in cash and cash equivalents and restricted cash		(1,364,622)	133,571	5,659,788
Cash, cash equivalents and restricted cash at beginning of the period		3,024,916	4,271,442	180,993,305
Net foreign exchange difference on cash, cash equivalents and restricted cash		30,275	(14,645)	(620,551)

Cash, cash equivalents and restricted cash at end of the period		1,690,569	4,390,368	186,032,542

Supplement disclosures of non-cash activities
Non-cash property, plant and equipment additions		2,395,694	3,546,623	150,280,636
Establishment of right-of-use assets and lease liabilities at commencement dates		534,239	2,966,933	125,717,500

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

(a)	Corporate information

VinFast Auto Pte. Ltd (“VinFast Auto”, “VinFast” or “the Company”) was a company incorporated in Singapore. The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities and related businesses.

The Company’s head office is located at 61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893. Head office of VinFast Vietnam, a subsidiary of the Company, is located at Dinh Vu — Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

(b)	The Business Combination Agreement

Subsequent to the balance sheet date, on May 12, 2023, the Company entered into a Business Combination Agreement with Black Spade Acquisition Co, an exempted company incorporated with limited liability under the laws of Cayman Islands (“Black Spade”) and Nuevo Tech Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a direct wholly-owned subsidiary of VinFast Auto (“Merger Sub”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Black Spade (“Merger”), with Black Spade as the surviving entity and a wholly-owned subsidiary of VinFast after the Merger.

Pursuant to the Business Combination Agreement, among other things, immediately prior to the effective time of the Merger (the “Merger Effective Time”), (i) the constitution of VinFast (“Listing Constitution”) will be adopted and become effective, and (ii) VinFast will effect a share consolidation or subdivision such that each ordinary share of VinFast will be consolidated or divided into a number of shares equal to the Adjustment Factor which is a number resulting from dividing the Per Share VinFast Equity Value by $10.00.

At the Merger Effective Time and as a result of the Merger, (i) each Class B Ordinary Share of Black Spade, (“BSAQ Class B Ordinary Shares”) that is issued and outstanding immediately prior to the Merger Effective Time will be automatically converted into one VinFast Ordinary Share; (ii) each BSAQ Class A Ordinary Share that is issued and outstanding immediately prior to the Merger Effective Time (other than such BSAQ Class A Ordinary Shares that are treasury shares, validly redeemed shares, or BSAQ Dissenting Shares (as defined below)) will be converted into one VinFast Ordinary Share, and (iii) each issued and outstanding BSAQ Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Companies Act (as revised) of the Cayman Islands (“BSAQ Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSAQ Dissenting Share determined in accordance with Section 238 of the Companies Act (as revised) of the Cayman Islands.

At the Merger Effective Time, each issued and outstanding warrant of Black Spade sold to the public and to Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands (“Sponsor”), in connection with Black Spade’s initial public offering will be exchanged for a corresponding warrant exercisable for VinFast Ordinary Shares (“VinFast Warrants”).

The Business Combination has been approved by the board of directors of VinFast.

(c)	Basis of presentation

The management of VinFast Auto Pte. Ltd. has prepared the accompanying unaudited interim condensed consolidated financial statements of the Group.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(c)	Basis of presentation (continued)

These accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), including guidance with respect to interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2022. Accordingly, these unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results, and cash flows of the Group for each of the periods presented. The consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements at that date but does not include all the disclosures required by U.S. GAAP for annual financial statements. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have accessed to the audited consolidated financial statements for the preceding fiscal years. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2022.

(d)	Going concern basis of accounting

The Group has prepared the unaudited interim condensed consolidated financial statements on a going concern basis, which assumes the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND14,121 billion (USD598.3 million) for the three months ended March 31, 2023. Accumulated losses amounted to VND141,272 billion (USD5,986.1 million) as of March 31, 2023. The Group is also in a net current liability position of VND39,395 billion (USD1,669.3 million) as of March 31, 2023.

As of March 31, 2023, the Group’s consolidated balance of cash and cash equivalents was VND3,741 billion (USD158.5 million) (as of December 31, 2022: VND4,271 billion). The Group has prepared its business plan covering the next twelve months from the issuance date of the unaudited interim condensed consolidated financial statements which considers the increase in revenue and operational efficiency optimization to improve operating cash flows, the consummation of external financing projects. The Group also has financial support from Vingroup JSC, subject to necessary procedures to facilitate such support, which will remain in place until the earliest of the date on which the Group obtains adequate third-party funding for the Group’s capital requirements, or until Vingroup JSC ceases to control the Group but, in all cases, no sooner than the date falling 12 months after the issuance date of the unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and other legal consolidated entities. All significant intercompany transactions and balances within the Group are eliminated upon consolidation.

(b)	Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, the valuation of derivatives; depreciable lives of property, plant and equipment and intangible assets; assessment for impairment of long-lived assets and goodwill, product warranty, lease terms and standalone selling price of each distinct performance obligation in revenue recognition. Actual results could differ from these estimates.

c)	Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles. From January 2022 onwards, the Group provides extended warranty (“service-type warranty”) in addition to the standard manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. Refer to the accounting policy on warranty provisions in section d) Warranty provisions.

Contracts with customers may include lease and non-lease components, comprising multiple performance obligations. The total contract consideration is allocated to the separate lease components and non-lease components, which represents distinct performance obligations, based on the relative estimated standalone selling price in accordance with ASC 606 Revenue recognition (Note 2(e)). The Group generally determines standalone selling prices based on observable price of the goods and services – i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer i.e., cost plus expected margin. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition. As for the extended warranty, the Group will recognize the deferred revenue over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

The consideration recognized represents the amount received, net of estimated sales incentives to distributors and customer sales incentives that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Deferred revenue mainly related to service-type warranties, leasing activities for batteries and maintenance services which is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet dates. From the deferred revenue balance as of December 31, 2022, revenue recognized during the three months ended March 31, 2023 was VND29.5 billion (USD1.2 million). Of the total deferred revenue as of March 31, 2023, the Group expects to recognize VND69.6 billion (USD3.0 million) of revenue in the remainder of 2023. The remaining balance will be recognized over the performance period.

US market

Vehicle Sales with Residual Value Guarantee (“RVG”)

The Group provides an RVG to its commercial banking partner in connection with its vehicle leasing program. Under the vehicle leasing program, the Group generally receives full payment for the vehicle sales price at the time of delivery or shortly after delivery, does not bear casualty and credit risks during the lease term, and is contractually obligated (or entitled) to bear the shortfall (or excess) between the resale value realized by the commercial banking partner and a predetermined resale value.

During the first three months of 2023, California residents have the option to lease the VF8 “City Edition” for either 24 or 36 months and customers who have elected to take delivery of the VF 8 “City Edition” are qualified for the VinFast Lease Forward Program following a 12-month leasing period. This program allows eligible customers to exchange their VF8 “City Edition” for the VF8 (87.7 kWh battery) with the same trim (Eco or Plus), which offers a longer driving range, without any increase in lease payments. Vehicle sales via leasing program with commercial banking partner to consumers who enjoy the Lease Forward Program are accounted for as operating leases. Estimated lease revenue is recorded ratably over the estimated term of the lease based on the difference between net sales proceeds and the guaranteed repurchase amount because the Group believes the customer has a significant economic incentive to exercise the option of exchanging the car provided to them.

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand-alone selling price of the used automobiles sold by the Group.

The program has ceased with effect from December 2022.

Sale of merchandise (automobiles)

Proceeds from sales of trading automobiles are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the good is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of services is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

d)	Warranty provisions

The Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of claims or peer benchmarking with other automakers. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Warranty provisions (continued)

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

As of December 31, 2022 and March 31, 2023, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the unaudited interim condensed consolidated balance sheets.

Accrued warranty activities consisted of the following:

	For the three months ended on March 31, 2022	For the three months ended on March 31, 2023	For the three months ended on March 31, 2023
	VND million	VND million	USD
Accrued warranty at beginning of the period	335,469	861,221	36,492,415
Changes in the liability for accruals related to pre-existing warranty (including adjustments related to changes in estimates)	(2,848)	(34,386)	(1,457,034)
Provision for warranty (i)	435,739	49,621	2,102,585
Utilized	(17,761)	(51,173)	(2,168,347)
Accrued warranty at ending of the period	750,599	825,283	34,969,619

Including: Accrued warranty, current	158,251	254,375	10,778,602
Accrued warranty, non-current	592,348	570,908	24,191,017

(i)

In January 2022, VinFast Vietnam decided to extend the warranty policy to earlier of 10 years or the first 200,000 km for all internal-combustion-engine (ICE) cars sold since 2019 and to be sold thereafter. The estimated impact of extension warranty period for cars sold before December 31, 2021 amounting to VND357 billion (USD15.1 million) was recorded in selling and distribution costs for the three months ended March 31, 2022.

e)	Lease

The Group early adopted ASC 842, Leases, as of January 1, 2019 using the modified retrospective application.

The Group assesses at contract inception whether a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Lease (continued)

The Group as a lessee

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date or e) the leased asset is of such a specialized nature that it is expected to have no alternative use.

Finance lease assets are presented separately on the consolidated balance sheet as finance lease right-of-use assets, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheet. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Group utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent is considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease incentives.

The Group as a lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

Leases are classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Lease (continued)

to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. The Group recognises all revenue and costs associated with the sales-type lease as revenue from leasing activities and cost of leasing activities upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

The Group has battery leases accounted for as both operating leases and sales-type leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, the Group allocates the consideration in the contract to the separate lease components and the non-lease components based on their relative standalone selling prices (Note 2c).

f)	Impairment of long-lived assets

The Group evaluates its long-lived assets, including fixed assets, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

g)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Fair value measurement (continued)

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

-	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

-	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.

-	Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative assets, other investments, long-term derivative assets, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

h)	Convenience Translation

Translations of balances in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statement of operations, unaudited interim condensed consolidated statement of other comprehensive loss, unaudited interim condensed consolidated statements of shareholders’ equity, unaudited interim condensed consolidated statement of cash flows and the related notes from VND into USD as of and for the three months ended March 31, 2023 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND23,600, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of March 31, 2023. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2023, or at any other rate.

The amounts shown in the unaudited interim condensed consolidated financial statements have been rounded or truncated as deemed appropriate by the management. Accordingly, numerical figures shown as totals in certain tables might not be an arithmetic aggregation of the figures that precede them.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with accounting standards update, which delays the adoption of these accounting standards until they would apply to private companies.

ASU 2023-02, Investments — Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)

On March 29, 2023, FASB issued ASU 2023-02, Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. The amendments expand the use of the proportional amortization method of accounting, currently allowed only for investments in low-income housing tax credit structures, to equity investments in other tax credit structures that meet certain criteria. The proportional amortization method results in the tax credit investment being amortized in proportion to the allocation of tax credits and other tax benefits in each period, and a net presentation within the income tax line item.

The amendments are effective for the Company for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. All other entities have an additional year to adopt the new guidance. Early adoption is permitted. If adopted in an interim period, the guidance must be applied retrospectively to the beginning of the fiscal year that includes the interim period.

The amendments are not expected to have a material impact on the Group.

ASU 2023-01, Leases (Topic 842): Common Control Arrangements

On March 27, FASB issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements. The amendments require all companies to amortize leasehold improvements associated with common control leases over the asset’s useful life to the common control group regardless of the lease term and allow private and certain not-for-profit entities to use the written terms and conditions of an agreement to account for common control leases without further assessing the legal enforceability of those terms.

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance.

The amendments are not expected to have a material impact on the Group.

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in this Update require that an acquirer recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Recent accounting pronouncements (continued)

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

The amendments are not expected to have a material impact on the Group.

ASU No. 2021-10, Government Assistance (Topic 832)

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. We adopted the ASU prospectively on January 1, 2022.

Adoption of this ASU did not have a material impact on the Group.

ASU 2020-10, Codification Improvements

In October 2020, FASB issued ASU 2020-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments in this Update is permitted for public business entities for any annual or interim period for which financial statements have not been issued. For all other entities, early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date.

The amendments did not have a material impact on the Group.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	CONCENTRATION OF RISKS

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The management focuses on two types of market risk, i.e., interest rate risk and currency risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenues or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rate swap and forward foreign exchange for loan contracts.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects. The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

Restricted cash is primarily related to cash as collateral for letters of credit issued to the landlords for certain of the Group’s leased facilities and autonomous vehicle manufacturing surety bonds. The restricted cash is recorded as an item of short-term prepayments and other receivables and other non-current assets in the unaudited interim condensed consolidated balance sheet. The Company determines current or non-current classification based on the expected duration of the restriction.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH (continued)

Details of cash and cash equivalent and restricted cash are presented in the interim condensed consolidated statements of cash flows as below:

	As of March 31, 2022	As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	VND million	VND million	VND million	USD
Cash and cash equivalents	1,690,569	4,271,442	3,740,797	158,508,347
Short-term restricted cash in short-term prepayments and other receivables	—	—	150,078	6,359,237
Long-term restricted cash in other non-current assets	—	—	499,493	21,164,958

Total cash, cash equivalent and restricted cash presented in the interim condensed consolidated statements of cash flow	1,690,569	4,271,442	4,390,368	186,032,542

5.	INVENTORIES, NET

The classification of inventory balance as of each financial reporting date is as follows:

	At lower of cost and net realizable value
	As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	VND million	VND million	USD
Raw materials	12,096,176	12,081,034	511,908,220
Good in transit	2,479,342	1,185,330	50,225,847
Finished goods, including service parts	3,733,281	8,516,096	360,851,525
Work in process	2,976,984	2,694,547	114,175,720
Merchandises	124,375	87,421	3,704,280
Tools and spare parts	197,119	215,154	9,116,695

TOTAL	21,607,277	24,779,582	1,049,982,288

Inventory is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal and transportation.

6.	IMPAIRMENT OF LONG-LIVED ASSETS

As of March 31, 2023, the Group identified specific impairment indicators associated with individual assets of leased-out batteries due to competitive lease subscription fee for pioneer customers. The Group impaired these identified assets based on contractual lease payments agreed with customers. Impairment charges of VND480,643 million (USD20.4 million) relating to leased-out batteries under the Automotive and E-scooter segments were recognized for the three months ended March 31, 2023.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31, 2022			As of March 31, 2023
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value	Net carrying value
	VND million	VND million	VND million	VND million	VND million	VND million	USD
Finite-lived intangible assets:

License	3,903,095	(3,698,305)	204,790	3,903,095	(3,705,890)	197,205	8,356,144
Software	1,442,065	(608,416)	833,649	1,504,094	(656,641)	847,453	35,909,025
Purchased software under development phase	410,506	—	410,506	481,249	—	481,249	20,391,907
Others	17,176	(5,050)	12,126	17,176	(5,326)	11,850	502,119

Total	5,772,842	(4,311,771)	1,461,071	5,905,614	(4,367,857)	1,537,757	65,159,195

The Group recorded amortization expenses of VND56,086 million (USD2.4 million) and VND788,028 million for the three months ended March 31, 2023 and 2022, respectively.

Impairment testing of goodwill of the Group

Allocation of goodwill

Goodwill has been allocated to the Group’s reporting units that are expected to benefit from the synergies of the combination. The reporting units are identified according to main product lines as follows:

Reporting unit	Goodwill allocated
	As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	VND million	VND million	USD

Automotive	262,252	262,252	11,112,373
E-scooter	9,951	9,951	421,653

Total	272,203	272,203	11,534,025

There were no accumulated impairment losses as of March 31, 2023 and December 31, 2022.

The reporting unit of Automotive is one level below the Automobiles operating segment, whereas the E-scooter reporting unit and E-scooter operating segment are at the same level. The Group does not aggregate any reporting units for the purpose of testing goodwill for impairment.

Testing impairment for automotive reporting unit

The Group is required to test its goodwill for impairment annually and more frequently if indicators of impairment exist. As of March 31, 2023, the Group has determined that an indicator of impairment for the Automotive reporting unit existed. Accordingly, a quantitative goodwill impairment test was performed for the Automotive reporting unit.

For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, fair value is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	INTANGIBLE ASSETS, NET AND GOODWILL (continued)

Impairment testing of goodwill of the Group (continued)

extrapolated using a steady growth rate (terminal growth rate) of 3% (in 2022: 3%). The after-tax discount rate applied to cash flow projections is 15% (2022: 15%). As a result of this analysis, the estimated fair value of the automotive reporting unit is substantially in excess of their carrying values. Therefore, management did not identify impairment for goodwill allocated to this reporting unit.

Management has made key assumptions and estimate about the future cash flows. The Group’s business is subject to certain risks and uncertainties that may lead to failure to implement the Group’s business plans; including managing changes in market condition outside of our control and realization of selling price and volume in the future. As a result, a significant reduction in projected cash flow would result in an impairment of goodwill.

8.	INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31, 2022	As of March 31, 2023
	Note	VND million	VND million	USD
Short-term
Loans from banks	8.1	6,268,276	11,833,301	501,411,059
Current portion of long-term loans	8.2	8,311,277	8,278,389	350,779,195

TOTAL		14,579,553	20,111,690	852,190,254

Long-term
Loans from banks	8.2	27,652,234	27,246,062	1,154,494,153
Domestic bonds	8.3	13,972,726	13,991,248	592,849,492

TOTAL		41,624,960	41,237,310	1,747,343,644

8.1	Short-term loans from banks

Details of the short-term loans from banks of the Group as of March 31, 2023 were as follows:

Bank	As of March 31, 2023	As of March 31, 2023	Maturity	Collateral
	VND million	USD (Convenience translation)
Vietnam Prosperity Joint-Stock Commercial Bank	3,644,662	154,434,831	From June 2023 to January 2024	Sharing collateral with a group of companies guaranteed by certain shares of an affiliate of the Group held by the ultimate parent company and a property held by an affiliate of the Group

Vietnam Technological and Commercial Joint Stock Bank	3,534,238	149,755,847	From June 2023 to February 2024	Certain shares of the ultimate parent company held by an affiliate of the Group

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.1	Short-term loans from banks (continued)

Bank	As of March 31, 2023	As of March 31, 2023	Maturity	Collateral
	VND million	USD (Convenience translation)
Saigon – Hanoi Commercial Joint Stock Bank	1,959,704	83,038,305	From June 2023 to February 2024	Sharing collateral with a group of companies guaranteed by certain shares of the ultimate parent company held by an affiliate of the Group

Joint stock Commercial Bank for Investment and Development of Viet Nam - Ha Thanh Branch	1,407,683	59,647,585	From June 2023 to August 2023	Certain shares of an affiliate of the Group held by the ultimate parent company; sharing collateral with another loan of the Group guaranteed by a property held by an affiliate of the Group; a bond of a bank held by another affiliate of the Group; payment guarantee from the ultimate parent company

Joint stock Commercial Bank for Investment and Development of Viet Nam - Quang Trung Branch	1,287,014	54,534,492	From June 2023 to August 2023	Certain shares of an affiliate of the Group held by the ultimate parent company; sharing collateral with another loan of the Group guaranteed by a property held by an affiliate of the Group; payment guarantee from the ultimate parent company

TOTAL	11,833,301	501,411,059

Details of interest rate during the period of short-term borrowings as of March 31, 2023 are as follows:

Loans land borrowings	Currency	Interest rate applicable for the three months ended March 31, 2023
Short-term Loans	VND	From 11% to 15%
UPAS Letter of Credit	VND	From 8.5% to 12%

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.2	Long-term loans from banks

Details of long-term borrowings as of March 31, 2023 were as follows:

Lenders	As of March 31, 2023		Maturity date	Collateral
	USD (Convenience translation)	VND million
Foreign syndicated loan No.1	604,840,932	14,274,246	From September 2023 to September 2030	(i	)
In which: current portion	89,506,695	2,112,358
Foreign syndicated loan No.2	235,532,203	5,558,560	From May 2023 to November 2024	(i	)
In which: current portion	53,928,178	1,272,705
Foreign syndicated loan No.3	198,752,161	4,690,551	April 2023	(i	)
In which: current portion	198,752,161	4,690,551
Foreign syndicated loan No.4	96,881,102	2,286,394	From December 2023 to December 2026	(i	)
In which: current portion	7,490,466	176,775
Foreign syndicated loan No.5	125,502,669	2,961,863	From November 2024 to November 2029	(i	)
Foreign syndicated loan No.6	241,567,331	5,700,989	From November 2025 to November 2026	(i	)
Domestic loan	2,196,949	51,848	From June 2023 to December 2024	(i	)
In which: current portion	1,101,695	26,000

TOTAL	1,505,273,347	35,524,451

In which:
Non-current portion	1,154,494,153	27,246,062
Current portion	350,779,195	8,278,389

(i)	As of March 31, 2023 and December 31, 2022, these long-term loans were secured by:

Property, plant and equipment, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;

Certain shares of affiliates of the Group held by the ultimate parent company;

Payment Guarantee from the ultimate parent company and a commercial bank.

Details of interest rate during the three months ended March 31, 2023 of borrowings as follows:

Loans and borrowings	Currency	Interest rate applicable for the three months ended March 31, 2023
Secured loans	VND	Floating interest rate 11.8% per annum
Secured loans without swap contract	USD	Floating interest rate, from 4.93% to 8.45% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 13)	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.3	Domestic bonds

The balance as of March 31, 2023 includes bonds arranged by a third counterparty:

The bonds being due in December 2024 with a total issuance value of VND11,500 billion. The remaining principal balance of the bonds is VND11,400 billion (USD483.1 million) (net of issuance costs) as of March 31, 2023. These bonds are secured by shares of an affiliate in the Group held by the ultimate parent company, and bear interest at the rate ranging from 9% to 9.25% for the first year. In the following years, the interest rate is determined by the 3.8% to 3.9% marginal interest rates and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Company and its subsidiaries have received a guarantee (irrevocable and unconditional) for all payment obligations related to this bond from the ultimate parent company;

The bonds being due in May 2025 with a total issuance amount of VND2,000 billion. The remaining principal balance of the bonds is VND1,978 billion (USD83.8 million) (net of issuance costs) as of March 31, 2023. The bonds are secured by shares of an affiliate held by the ultimate parent company, are guaranteed (irrevocable and unconditional) by the ultimate parent company for entire repayment obligations relating to the bonds and bear interest at the rate of 9.26% for the first year. In the following years, the interest rate is determined by 3.9% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank;

The bonds being due in September 2025 with a total expected issuance amount of VND1,200 billion, of which the Group received a disbursement of VND620 billion (USD 26.3 million). The remaining principal balance of the bonds as of March 31, 2023 is VND613 billion (USD26.0 million) (net of issuance costs). The bonds are secured by shares of the ultimate parent company held by VIG, and guaranteed by the ultimate parent company. The bonds bear interest at the rate of 10.42% for the first year. In the following years, the interest rate is determined by 5% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank.

As of March 31, 2023, the Group’s collateral cover ratio was less than the required ratio specified in certain bonds with outstanding balance amounting to VND13,378 billion (USD566.9 million). The Group subsequently restored the collateral cover ratio by adding additional assets into the collateral pursuant to the contractual agreements. By the date of the unaudited interim condensed consolidated financial statements, the Group has completed administrative procedures with the relevant regulatory body to register the additional collaterals. Accordingly, the outstanding balance of these bonds continued to be classified as non-current liabilities as of March 31, 2023.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

Balance as of March 31, 2023 represents deposits and down payment received in advance from customers for sales of automobiles, e-scooters and service parts, which included VND505 billion (USD21.4 million) of refundable deposit liabilities and VND714 billion (USD30.2 million) of non-refundable down-payment of contract liabilities. Revenue recognized in the three months ended March 31, 2023 from the contract liabilities at beginning of the year amounted to approximately VND910.2 billion (USD38.6 million).

10.	LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the three months ended March 31, 2023 and 2022. Details are as below:

	For the three months ended March 31,
	2022	2023	2023
	VND million	VND million	USD
Net loss attributable to controlling interests	(9,648,532)	(14,093,204)	(597,169,661)

Net loss attributable to controlling interests adjusted for the effect of dilution	(9,648,532)	(14,093,204)	(597,169,661)

		Unit: Shares
	For the three months ended March 31,
	2022	2023
Weighted average number of ordinary shares for basic earnings per share	2,411,764,800	2,412,852,458

Weighted average number of ordinary shares adjusted for the effect of dilution	2,411,764,800	2,412,852,458

	For the three months ended March 31,
	2022	2023	2023
	VND	VND	USD
Basic loss per share	(4,001)	(5,841)	(0.25)
Diluted loss per share	(4,001)	(5,841)	(0.25)

In January 2022, the Company effected a 100-for-one split of ordinary shares. All shares and per share amounts presented in the interim condensed consolidated financial statements have been revised on a retroactive basis to give effect to the share split.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had significant transactions during the three months ended March 31, 2023 and 2022 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Member of the Board of Directors
Vingroup JSC	Ultimate Parent
Vietnam Investment Group Joint Stock Company (“VIG”)	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
VinES Energy Solutions JSC (“VinES JSC”)	Entity under common control
Vinbus Ecology Transport Services Limited Liability Company (“Vinbus Ecology Transport Services LLC”)	Entity under common control
Vincom Retail JSC (“Vincom Retail JSC”)	Entity under common control
Vincom Retail Operation Company Limited (“Vincom Retail Operation LLC”)	Entity under common control
VIN3S JSC	Entity under common control
Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinsmart Research and Manufacture JSC (“Vinsmart JSC”)	Entity under common control
Green and Smart Mobility Joint Stock Company (“GSM JSC”)	Entity under common control
VinCSS Internet Security Services Limited Liability Company (“VinCSS”)	Entity under common control
Vinpearl JSC	Entity under common control
VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium Battery Pack LLC”)	Associate of Ultimate Parent

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

Significant transactions with related parties during the three months ended March 31, 2023 and 2022 were as follows:

Currency: VND million

		For the three months ended March 31,
		2022	2023
Related party	Transactions	VND million	VND million	USD
Vingroup JSC	Borrowings	5,860,000	22,255,133	943,014,110
	Capital contribution in cash	6,000,000	—	—
	Interest payable	531,903	383,709	16,258,856
Vinhomes JSC	Sales	—	46,450	1,968,220
	Vouchers redemption	—	350,126	14,835,847
	Interest expenses	38,801	—	—
Vinsmart JSC	Purchase of machinery and equipment, tools, materials and goods	159,544	42,748	1,811,356
VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	56,000	—	—
	Interest payable	118,023	374,717	15,877,839
Vincom Retail JSC	Borrowings	860,000	700,000	29,661,017
GSM JSC	Sales of vehicles	—	149,309	6,326,653

		For the three months ended March 31,
Related party	Transaction	2022	2023
		VND million	VND million	USD

VIN3S JSC	Purchase of information technology services	90,466	7,014	297,203

Vincom Retail Operation JSC	Borrowing	640,000	1,745,000	73,940,678
	Interest expense	6,219	35,616	1,509,153

Vinpearl JSC	Hotel service & airplane tickets expenses	10,469	46,948	1,989,322

VinES JSC	Sale of battery parts and finished batteries	503,759	—	—
	Transfer battery production facilities	702,749	—	—
	Processing fee	—	387,331	16,412,331
	Purchase of battery parts and finished batteries	—	339,822	14,399,237

VinCSS	Purchase of information technology services	—	41,874	1,774,322

Vinbus Ecology Transport Services LLC	Sale of electric buses	296,151	20,286	859,576

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

Amounts due to and from related parties as of March 31, 2023 and December 31, 2022:

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	1,978,097	465,563	19,727,246
Short-term loans (Note 11a)	545,400	—	—
Short-term advance to and receivables (Note 11c)	1,432,697	465,563	19,727,246
Long-term loans to and receivables	44,533	48,073	2,036,992
Long-term receivables (Note 11c)	44,533	48,073	2,036,992

Total	2,022,630	513,636	21,764,237

Amounts due to related parties
Short-term payables to and borrowings from related parties	17,325,317	27,006,774	1,144,354,831
Short-term payables (Note 11c)	16,605,397	7,424,610	314,602,119
Short-term borrowing (Note 11b)	719,920	19,582,164	829,752,712
Long-term payables to related parties	21,918,710	18,139,211	768,610,636
Long-term payables (Note 11c)	14,371,365	14,717,711	623,631,822
Long-term borrowing (Note 11b)	7,547,345	3,421,500	144,978,814

Total	39,244,027	45,145,985	1,912,965,466

a)	Detail of loans to related parties:

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Short-term loans to related parties
Vinpearl JSC	545,400	—	—

Total	545,400	—	—

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

b)	Detail of borrowings from related parties:

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Short-term borrowing from related parties
Vingroup JSC	325,000	19,282,164	817,040,848
Vinpearl JSC	300,000	300,000	12,711,864
Asian Star	94,920	—	—

Total	719,920	19,582,164	829,752,712

Long-term borrowing from related parties
Vingroup JSC	7,547,345	3,421,500	144,978,814

Total	7,547,345	3,421,500	144,978,814

Details of the short-term and long-term borrowings from related parties of the Group as of March 31, 2023 were as follows:

Counterparty	As of March 31, 2023		Maturity	Collateral	Interest rate applicable for the three months ended March 31, 2023
	VND million	USD (Convenience translation)
Short-term
Vingroup JSC	19,282,164	817,040,848	From August 2023 to March 2024	Unsecured	8-11%
Vinpearl JSC	300,000	12,711,864	August 2023	Unsecured	11%

TOTAL	19,582,164	829,752,712

Long-term
Vingroup JSC	3,421,500	144,978,814	December 2026	Unsecured	11%

TOTAL	3,421,500	144,978,814

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

c)	Detail of other balance due from and due to related parties:

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Amount due from related parties
VinFast Lithium Battery Pack LLC	46,270	46,281	1,961,059
Vinpearl JSC	250,204	76,209	3,229,195
VinES JSC	1,000,000	9,723	411,992
Vingroup JSC	45,676	46,958	1,989,746
VHIZ JSC	38,413	58,930	2,497,034
Vinhomes JSC	3,654	61,886	2,622,288
GSM JSC	—	135,961	5,761,059
Others	93,013	77,688	3,291,864

Total	1,477,230	513,636	21,764,237

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Amount due to related parties
Vingroup JSC	910,276	1,186,854	50,290,424
VHIZ JSC (*)	15,193,854	15,511,188	657,253,729
Vinhomes JSC	3,604,951	3,291,384	139,465,424
Vinsmart JSC	2,038,084	1,013,204	42,932,373
VinES JSC	8,816,483	736,869	31,223,263
Vin3S JSC	104,792	103,354	4,379,407
Others	308,322	299,468	12,689,322

Total	30,976,762	22,142,321	938,233,941

(*)	This is payable relating to the leaseback transaction with VHIZ JSC. Payment is made every quarter until February 2067.

12.	SEGMENT REPORTING

The Company has three reportable segments, namely Automobiles, E-scooter, Spare parts & Aftermarket services. The Automobiles segment includes the design, development, manufacturing and sales of cars and electric buses. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters. The sales of spare parts and rendering of aftermarket services for automobiles and e-scooters are included in the Spare parts & Aftermarket services segment.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes leasing activities.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

Information about segments presented was as follows:

For the three months ended March 31, 2023:

Currency: VND million

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	1,369,752	205,136	230,186	166,552	—	1,971,626
Cost of sales	(4,946,438)	(331,314)	(202,936)	(299,708)	—	(5,780,396)
Gross profit/(loss)	(3,576,686)	(126,178)	27,250	(133,156)	—	(3,808,770)
Operating expenses	(6,232,560)	(60,680)	—	(480,643)	(559,620)	(7,333,503)
Operating profit/(loss)	(9,809,246)	(186,858)	27,250	(613,799)	(559,620)	(11,142,273)

For the three months ended March 31, 2022:

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	2,751,223	344,519	724,591	58,063	—	3,878,396
Cost of sales	(5,232,762)	(504,351)	(690,029)	(59,388)	—	(6,486,530)
Gross loss	(2,481,539)	(159,832)	34,562	(1,325)	—	(2,608,134)
Operating expenses	(4,741,796)	(116,177)	—	—	(604,382)	(5,462,355)
Operating loss	(7,223,335)	(276,009)	34,562	(1,325)	(604,382)	(8,070,489)

For the three months ended March 31, 2023:

Currency: USD

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	58,040,339	8,692,203	9,753,644	7,057,288	—	83,543,475
Cost of sales	(209,594,831)	(14,038,729)	(8,598,983)	(12,699,492)	—	(244,932,034)
Gross profit/(loss)	(151,554,492)	(5,346,525)	1,154,661	(5,642,203)	—	(161,388,559)
Operating expenses	(264,091,525)	(2,571,186)	—	(20,366,229)	(23,712,712)	(310,741,653)
Operating profit/(loss)	(415,646,017)	(7,917,712)	1,154,661	(26,008,432)	(23,712,712)	(472,130,212)

(*)

Unallocated expenses are mainly related to general and corporate administrative costs such as wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; technology-related fees; depreciation and amortization of fixed assets used for administration purpose; professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

The following table presents revenues by geographic area based on the sales location of the products:

	For the three months ended March 31, 2022	For the three months ended March 31, 2023
	VND million	VND million	USD
Vietnam	3,878,396	1,971,626	83,543,475

Total	3,878,396	1,971,626	83,543,475

The following table presents revenues earned from external customers for each group of similar products and services:

	For the three months ended March 31, 2022	For the three months ended March 31, 2023
	VND million	VND million	USD
Sales of ICE vehicles	2,357,673	60,082	2,545,847
Sales of e-cars	97,399	1,181,192	50,050,508
Sales of e-buses	296,151	128,478	5,443,983
Sales of e-scooters	344,519	205,136	8,692,203
Sale of spare parts and components	706,568	191,545	8,116,314
Rendering of aftermarket services	18,023	38,641	1,637,331
Revenue from leasing activities and other	58,063	166,552	7,057,288

Total revenue	3,878,396	1,971,626	83,543,475

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY

A.	Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	As of December 31, 2022
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contracts (i)	—	—	1,229,050	1,229,050
In which:
Non-current portion	—	—	696,332	696,332
Current portion	—	—	532,718	532,718

As of December 31, 2022	—	—	1,229,050	1,229,050

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (ii)	—	—	15,180,723	15,180,723

As of December 31, 2022	—	—	15,180,723	15,180,723

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

	As of March 31, 2023
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contract (i)	—	—	737,007	737,007	31,229,110
In which:
Non-current portion	—	—	289,322	289,322	12,259,407
Current portion	—	—	447,685	447,685	18,969,703

As of March 31, 2023	—	—	737,007	737,007	31,229,110

Financial liabilities:
Financial liability at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (ii)	—	—	15,446,200	15,446,200	654,500,000

As of March 31, 2023	—	—	15,446,200	15,446,200	654,500,000

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follow:

	As of January 1, 2022	Net change in unrealized fair value recognized in consolidated statements of operations	As of March 31, 2022
	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset - cross-currency interest rate swaps contract (i)	5,291	65,215	70,506
In which:
Non-current portion	5,291	65,215	70,506
Current portion	—	—	—
Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities – cross-currency interest rate swaps contract (i)	2,003,184	(1,283,898)	719,286
In which:
Non-current portion	891,711	(804,156)	87,555
Current portion	1,111,473	(479,742)	631,731

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

	As of January 1, 2023	Net change in unrealized fair value recognized in consolidated statements of operations	As of March 31, 2023	As of March 31, 2023
	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset - cross-currency interest rate swaps contract (i)	1,229,050	(492,043)	737,007	31,229,110
In which:
Non-current portion	696,332	(407,010)	289,322	12,259,407
Current portion	532,718	(85,033)	447,685	18,969,703
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (ii)	15,180,723	265,477	15,446,200	654,500,000
In which:
Non-current portion	15,180,723	265,477	15,446,200	654,500,000
Current portion	—	—	—	—

(i)

The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2, and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving notional amount in USD with the financial institutions. The outstanding notional amounts of the Group’s derivative instruments were maximum equal the carrying value of syndicated loans No. 1, No. 2 and No. 3 as disclosed in Note 8.

As of March 31, 2023, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND737 billion (USD31.2 million) (as of December 31, 2022: VND1,229 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for the three months ended March 31, 2023 was recorded as net loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

(ii)

On April 29, 2022 and June 4, 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD525 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘First Closing Bonds’) and USD100 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘Second Closing Bonds’), respectively. Both First Closing Bonds and Second Closing Bonds are referred to as the “EB”. Investors of the EB has the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events, including, amongst others, a change of control of the Company, certain qualifying liquidity events occurring or failing to occur on

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

or prior to September 25, 2023, in respect of the Company. The amount payable upon redemption depends on the relevant redemption event, timing and other applicable conditions; in certain instances, the amount payable is the amount which would provide the investors an agreed minimum internal rate of return.

Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which investors of the EB have the rights to exchange their EB upon the completion of an initial public offering of the Company, for a specified number of ordinary shares in the Company at the exchange rate determined at the time of exchange. Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of the EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of Dividend Preferred Shares (“DPS2”).

In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. The DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. The DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2. In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.

The above series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle, collectively, the ‘Financial liabilities in respect of DPS2’ and is measured at fair value through profit or loss in the unaudited interim condensed consolidated statements of the Company.

As of March 31, 2023, the fair value of the Financial liabilities in respect of DPS2 was VND15,446 billion (USD654.5 million). Change in fair value of the Financial liabilities in respect of DPS2 was recorded as loss on financial instruments at fair value through profit or loss in the unaudited interim condensed consolidated statement of operations.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

B.	Valuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 1 and Level 3 of the fair value hierarchy:

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of March 31, 2023 and as of December 31, 2022 are shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2022	Interpolated LIBOR for subsequent years	4.41 - 4.96
		March 31, 2023	Interpolated LIBOR for subsequent years	4.24 - 5.06

CCIRS contract of the loan No.2	DCF	December 31, 2022	Interpolated LIBOR for subsequent years	4.54 - 4.97
		March 31, 2023	Interpolated LIBOR for subsequent years	4.44 - 5.08

CCIRS contract of the loan No.3	DCF	December 31, 2022	Interpolated LIBOR for subsequent years	4.86 - 4.89
		March 31, 2023	Interpolated LIBOR for subsequent years	4.94

Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and DCF	December 31, 2022	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date
			Fair value of the ordinary shares ($) (i)	3.31
			Dividend yield ($) (ii)	0
			Volatility (ii)	85% - 88%

		March 31, 2023	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date
			Fair value of the ordinary shares ($) (i)	3.28
			Dividend yield ($) (ii)	0
			Volatility (ii)	84% - 85%

(i)

The fair value of ordinary shares is estimated based on DCF method. Because there has been no public market for ordinary shares, the Company with the assistance of an independent third party valuer has determined the fair value of ordinary shares by considering a number of objective and subjective factors, including, amongst others, operating and financial performance and trends in industry. There is

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

B.	Valuation processes (continued)

inherent uncertainty in these estimates. $1 increase/decrease in the estimated fair value of ordinary shares would result in an increase/decrease in fair value of the Financial liabilities in respect of DPS2 by VND86.6 billion/VND43.6 billion (USD3.7 million/USD1.8 million), respectively.

(ii)

The risk-free rates are estimated based on the curve of USD LIBOR rates, swap rates, future rates as at the valuation date. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies mirroring the remaining time to respective conversion or maturity date of the EB.

Lattice model is applied to back-solve the implied credit spread of the Company at First closing date. 1% increase/decrease in the credit spread of the Company would result in an decrease/increase in fair value of the Financial liabilities in respect of DPS2 by VND150.8 billion/VND153.1 billion (USD6.4 million/USD6.5 million), respectively

14.	LEASES

Group as a lessor

Sales-type leases

For the three months ended March 31, 2023, we recognized VND70.2 billion (USD3.0 million) of sales-type leasing revenue and VND56.9 billion (USD2.4 million) of sales-type leasing cost of revenue (for the three months ended March 31, 2022: nil)

Lease receivables relating to sales-type leases are presented on the consolidated balance sheet as follows:

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Gross lease receivables	149,417	255,013	10,805,636
Received cash	(2,649)	(9,701)	(411,059)
Unearned interest income	(59,258)	(103,861)	(4,400,890)
Net investment in sales-type leases	87,510	141,451	5,993,686

Reported as:
Current net investment in sales-type lease	5,448	6,537	276,992
Non-current net investment in sales-type lease	82,062	134,914	5,716,695
Net investment in sales-type leases	87,510	141,451	5,993,686

Lease income in operating lease

	For the three months ended March 31, 2022	For the three months ended March 31, 2023
	VND million	VND million	USD
Lease income relating to lease payments	22,611	45,167	1,913,856
Lease income relating to variable lease payments not included in the measurement of the lease receivable	3,270	16,068	680,847

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	ASSETS CLASSIFIED AS HELD FOR SALE

The Group classified certain long-lived assets under the Vehicle segment, as held for sale as of March 31, 2023 due to its plan to dispose of these assets.

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Carrying value of assets held for sale
Assets of Lang Lang Proving Ground	360,893	354,701	15,029,703

Total	360,893	354,701	15,029,703

In accordance with the Director’s Resolution dated 6 September 2021 of VinFast Australia Pty Ltd, the Group established a plan to dispose of fixed assets of Lang Lang Proving Ground in Australia. As of March 31, 2023, the Group identified a potential customer and signed a conditional sale agreement in May 2023. The transaction is expected to be completed in 2023, therefore, the criteria of assets held-for-sale are satisfied as of March 31, 2023.

16.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group has signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, direct cost to acquire land, construction of factories, showrooms, charging stations and development of products. The estimated commitment amount of these contracts as at March 31, 2023 was VND17,976.5 billion (USD761.7 million) (December 31, 2022: VND18,498.9 billion).

Contingent liabilities related to contract termination penalty

The Group has estimated the compensation expenses deriving from early termination of contracts with suppliers as result of the Group’s ICE phasing-out plan. The Group is in the process of negotiating with suppliers to finalize the compensation expenses. The ultimate resolution of the matter could result in a loss of up to VND393.2 billion (USD16.7 million) in excess of the amount accrued.

The Group has also estimated the compensation expenses deriving from early termination of a land leasing contract with a landlord in the U.S. and Europe. The Group is in the process of negotiating with suppliers to finalize the compensation expenses.

Other commitments

Under the agreement signed between VinFast Vietnam and World Triathlon Corporation, VinFast Vietnam is the Event Title Partner of Ironman World Championship event series. The Group has committed to paying the annual fees with total remaining amount of VND 267.3 billion (USD11.3 million) until the end of 2025.

Covid-19 pandemic

The Covid-19 pandemic is resulting in an economic slowdown and adversely impacting most businesses and industries. This situation may bring uncertainties and have an impact on the environment in which the

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	COMMITMENTS AND CONTINGENCIES (continued)

Group operates. The Company’s management has continuously monitored ongoing developments and assessed the financial impact in respects of the valuation of assets, provisions, and contingent liabilities, and has used estimates and judgement in respect of various issues as the situation has evolved, using the best information obtained up to the date of this unaudited interim condensed consolidated financial statements.

17.	SUBSEQUENT EVENTS

The subsequent events were evaluated through June 15, 2023, the date of the interim condensed consolidated financial statements were issued.

The Business Combination Agreement

On May 12, 2023, the Company entered into a Business Combination Agreement with Black Spade Acquisition Co and Nuevo Tech Limited as disclosed in Note 2(b).

Vehicle Sales with Residual Value Guarantee (Vietnam market)

In April 2023, the Group launched a residual value guarantee program in Vietnam of which, subject to terms and conditions of the program, the Group may repurchase VinFast electric vehicles (including ones sold in the past) from customers after five years of their use. Purchases under the program would be made at predetermined prices which would be a percentage of the original price based on the vehicle model and on the years of usage, directly by the Group or through arrangements with third parties. Alternatively, under this program, the Group may also compensate for the deficit if the customer decides to sell their VinFast vehicle to other third parties at a lower price. The Group is in process of determining the financial impact of the implementation of this new policy on its financial statements.

VinFast Auto Pte. Ltd.

[Formerly known as VinFast Trading & Investment Pte. Ltd.]

Consolidated financial statements

as of December 31, 2022 and 2021 and for the years then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of VinFast Auto Pte. Ltd. [formerly known as VinFast Trading & Investment Pte. Ltd]

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of VinFast Auto Pte. Ltd. (formerly known as VinFast Trading & Investment Pte. Ltd) (“VinFast Auto” or “the Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, the results of its operations and its cash flows for the two years in the period ended December 31, 2022, in conformity with United States of America generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Vietnam Limited

We have served as the Company’s auditor since 2017.

Ho Chi Minh City, Vietnam

March 9, 2023

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED BALANCE SHEETS

as at December 31, 2022 and 2021

		As of December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4	3,024,916	4,271,442	180,993,305
Trade receivables	5	428,592	652,922	27,666,186
Advances to suppliers	6	6,871,869	8,968,752	380,031,864
Inventories, net	7	6,683,685	21,607,277	915,562,585
Short-term prepayments and other receivables	8	4,826,879	6,457,169	273,608,856
Short-term derivative assets	19	—	532,718	22,572,797
Current net investment in sales-type lease	16	169	5,448	230,847
Short-term investments		—	3,902	165,339
Short-term amounts due from related parties	21	1,997,181	1,978,097	83,817,669
Assets classified as held for sale	22	2,859,211	360,893	15,292,076

Total current assets		26,692,502	44,838,620	1,899,941,524

NON-CURRENT ASSETS
Property, plant and equipment, net	9	51,788,345	57,188,667	2,423,248,602
Intangible assets, net	10	3,163,588	1,461,071	61,909,788
Goodwill	10	272,203	272,203	11,534,025
Operating lease right-of-use assets	16	2,235,169	4,558,983	193,177,246
Finance lease right-of-use assets	16	96,582	—	—
Long-term derivative assets	19	5,291	696,332	29,505,593
Long-term advances to suppliers	6	656,464	29,082	1,232,288
Long-term prepayments		4,982	7,611	322,500
Non-current net investment in sales-type lease	16	182,304	82,062	3,477,203
Long-term amounts due from related parties	21	45,950	44,533	1,886,992
Deferred tax assets	17	50,219	—	—
Other non-current assets		127,857	4,426,135	187,548,093

Total non-current assets		58,628,954	68,766,679	2,913,842,330

TOTAL ASSETS		85,321,456	113,605,299	4,813,783,854

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED BALANCE SHEETS (continued)

as at December 31, 2022 and 2021

		As of December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	11	15,826,651	14,579,553	617,777,669
Short-term derivative liabilities	19	1,111,473	—	—
Trade payables		3,188,756	16,636,820	704,950,000
Deposits and down-payment from customers	12	1,317,471	1,572,537	66,632,924
Short-term deferred revenue	13	17,338	107,448	4,552,881
Short-term accruals	14	4,119,068	11,056,666	468,502,797
Other current liabilities	15	5,313,963	4,177,978	177,032,966
Current operating lease liabilities	16	375,293	768,883	32,579,788
Amounts due to related parties	21	56,035,252	17,325,317	734,123,602

Total current liabilities		87,305,265	66,225,202	2,806,152,627

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	11	31,343,149	41,624,960	1,763,769,492
Long-term derivative liabilities	19	891,711	15,180,723	643,250,975
Other non-current liabilities	15	171,290	606,429	25,696,144
Non-current operating lease liabilities	16	1,298,354	3,256,351	137,980,975
Long-term deferred revenue	13	25,945	499,395	21,160,805
Deferred tax liabilities	17	51,462	947,981	40,168,686
Long-term accruals		32,714	16,007	678,263
Amounts due to related parties	21	41,142,764	21,918,710	928,758,898

Total non-current liabilities		74,957,389	84,050,556	3,561,464,238

Commitments and contingencies	24

EQUITY
Ordinary shares (2,411,764,800 and 2,412,852,458 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		553,892	871,021	36,907,669
Accumulated losses		(77,416,918)	(127,188,455)	(5,389,341,314)
Additional paid-in capital		—	12,311,667	521,680,805
Other comprehensive loss		(63,494)	(104,065)	(4,409,534)

Deficit attributable to equity holders of the parent		(76,926,520)	(114,109,832)	(4,835,162,374)
Non-controlling interests (*)		(14,678)	77,439,373	3,281,329,363

Total deficit		(76,941,198)	(36,670,459)	(1,553,833,011)

TOTAL DEFICIT AND LIABILITIES		85,321,456	113,605,299	4,813,783,854

(*) The balance as of December 31, 2022 mainly included dividend preference shares which comprise of the DPS 1, DPS 3 and DPS 4 issued by VinFast Vietnam to Vingroup JSC as presented in Note 20 (i) and Note 20 (iii).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
Revenues
Sales of vehicles		13,898,621	12,391,500	525,063,559
Sales of merchandise		1,405,368	112,206	4,754,492
Sales of spare parts and components		538,216	2,072,628	87,823,220
Rendering of services		96,577	222,732	9,437,797
Rental income
Revenue from leasing activities		89,400	166,525	7,056,144

Revenues (*)		16,028,182	14,965,591	634,135,212
Cost of vehicles sold		(23,326,953)	(24,660,149)	(1,044,921,568)
Cost of merchandise sold		(1,398,339)	(151,353)	(6,413,263)
Cost of spare parts and components sold		(437,195)	(1,869,084)	(79,198,475)
Cost of rendering services		(65,376)	(389,635)	(16,509,958)
Cost of leasing activities		(56,095)	(162,275)	(6,876,059)

Cost of sales		(25,283,958)	(27,232,496)	(1,153,919,323)

Gross loss		(9,255,776)	(12,266,905)	(519,784,111)
Operating expenses:
Research and development costs		(9,255,376)	(19,939,898)	(844,910,932)
Selling and distribution costs		(2,203,839)	(5,213,739)	(220,921,144)
Administrative expenses		(2,424,560)	(4,010,012)	(169,915,763)
Compensation expenses		(4,340,322)	(109,431)	(4,636,907)
Net other operating income/(expenses)	18	412,472	(716,379)	(30,355,042)

Operating loss		(27,067,401)	(42,256,364)	(1,790,523,899)
Finance income	18	446,139	88,060	3,731,356
Finance costs	18	(4,598,235)	(7,959,840)	(337,281,356)
Net (loss)/gain on financial instruments at fair value through profit or loss		(1,710,029)	1,226,012	51,949,661
Investment gain	18	956,588	—	—
Share of losses from equity investees		(36,786)	—	—

Loss before income tax expense		(32,009,724)	(48,902,132)	(2,072,124,238)
Tax expense	17	(209,237)	(946,738)	(40,116,017)

Net loss for the year		(32,218,961)	(49,848,870)	(2,112,240,255)

Net loss attributable to non-controlling interests		(35,234)	(65,075)	(2,757,415)

Net loss attributable to controlling interest		(32,183,727)	(49,783,795)	(2,109,482,840)

(*) Including sales to related parties in 2021 and 2022 of VND516,546 million and VND2,378,858 million (USD100,799,068), respectively.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE LOSS

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
Net loss for the year		(32,218,961)	(49,848,870)	(2,112,240,255)

Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(102,084)	(40,571)	(1,719,110)

Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods		(102,084)	(40,571)	(1,719,110)

Total comprehensive loss for the year, net of tax		(32,321,045)	(49,889,441)	(2,113,959,365)

Net loss attributable to non-controlling interests		(35,234)	(65,075)	(2,757,415)

Comprehensive loss attributable to controlling interest		(32,285,811)	(49,824,366)	(2,111,201,950)

		VND	VND	USD

Net loss per share attributable to ordinary shareholders
Basic and diluted	18	(19,432)	(20,642)	(0.87)

				Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted		1,656,188,563	2,411,812,478	2,411,812,478

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended December 31, 2022 and 2021

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital- VinFast Auto VND million	Contributed charter capital - VinFast Vietnam VND million	Accumulated losses VND million	Capital reserve - VinFast Vietnam VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total equity/ (deficit) VND million
As of January 1, 2021	—	—	—	38,707,336	(44,356,242)	11,753,160	45,870	29,968	6,180,092
Net loss for the year	—	—	—	—	(32,183,727)	—	—	(35,234)	(32,218,961)
Foreign currency translation adjustment	—	—	—	—	—	—	(102,084)	—	(102,084)

Total comprehensive income/(loss)	—	—	—	38,707,336	(76,539,969)	11,753,160	(56,214)	(5,266)	(26,140,953)

Additional capital contribution to VinFast Vietnam	—	—	—	4,881,392	—	—	—	—	4,881,392
Demerger of VinFast Vietnam	—	—	—	(1,091,730)	(871,041)	(7,754,407)	—	—	(9,717,178)
Insertion of VinFast Auto as the holding company of the Group and additional capital contribution to VinFast Vietnam (Note 1)	2,411,764,800	553,892	39,373	(42,496,998)	234	—	(7,280)	5,168	(41,905,611)
Additional capital contribution to a subsidiary and acquisitions of entities under common control	—	—	(35,801)	—	—	(4,022,812)	—	4,432	(4,054,181)
Disposal of subsidiaries to entities under common control	—	—	(3,572)	—	—	17,917	—	(3,502)	10,843
Additional acquisition of non-controlling interests from a subsidiary	—	—	—	—	—	—	—	(15,510)	(15,510)
Other	—	—	—	—	(6,142)	6,142	—	—	—

Balance at the end of the year	2,411,764,800	553,892	—	—	(77,416,918)	—	(63,494)	(14,678)	(76,941,198)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

for the years ended December 31, 2022 and 2021

	Number of shares of VinFast Auto Shares	Ordinary shares- VinFast Auto VND million	Additional paid-in capital VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity (deficit) VND million
Balance as of January 1, 2022	2,411,764,800	553,892	—	(77,416,918)	(63,494)	(14,678)	(76,941,198)
Net loss for the year	—	—	—	(49,783,795)	—	(65,075)	(49,848,870)
Foreign currency translation adjustments	—	—	—	—	(40,571)	—	(40,571)

Total comprehensive income/(loss)	2,411,764,800	553,892	—	(127,200,713)	(104,065)	(79,753)	(126,830,639)

Additional capital contribution to VinFast Auto	1,087,658	317,129	—	—	—	—	317,129
Additional capital contribution to VinFast Vietnam (Note 20 (i) and (iii))	—	—	—	—	—	77,515,874	77,515,874
Partial disposal of a subsidiary	—	—	—	12,258	—	3,252	15,510
Deemed contribution from owners (*)	—	—	12,311,667	—	—	—	12,311,667

Balance as of December 31, 2022	2,412,852,458	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)

USD		36,907,669	521,680,805	(5,389,341,314)	(4,409,534)	3,281,329,363	(1,553,833,011)

(*)	Including:

•

In January 2022, VinFast Vietnam decided to extend the warranty policy to earlier of 10 years or the first 200,000 km for all internal-combustion-engine (ICE) cars sold since 2019 and to be sold thereafter. The estimated warranty cost was substantially supported by Chairman of the Company, in the form of upfront payment of VND350 billion (USD14.8 million), which was received in cash by VinFast Vietnam in June 2022. This amount was recognized as Additional paid-in capital in the consolidated statements of shareholders’ equity.

•

With regard to the ICE phasing-out (Note 1), ICE assets were transferred to Vietnam Investment Group Joint Stock Company (“VIG”) completely in 2022 with a gain of VND11,961.7 billion (USD506.9 million) being recognized in the consolidated statements of shareholders’ equity. Please refer to Note 21, Section “Transactions with VIG JSC related to ICE assets disposal” for details.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
OPERATING ACTIVITIES
Net loss for the year		(32,218,961)	(49,848,870)	(2,112,240,255)

Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	9	3,981,389	3,924,658	166,299,068
Amortization of intangible assets	10	897,562	2,341,850	99,230,932
Impairment of assets and changes in fair value of held for sale assets		164,978	1,133,743	48,039,958
Amortization of finance lease right-of-use assets	16	12,421	—	—
Changes in operating lease right-of-use assets		273,270	448,651	19,010,636
Provision related to purchase commitment, compensation expenses, assurance-type warranties and write-downs of inventories		6,513,514	5,988,521	253,750,890
Allowance against receivable		206,325	172,571	7,312,331
Deferred income tax expenses	17	150,536	946,738	40,116,017
Unrealized foreign exchange (gains)/losses		(448,262)	744,989	31,567,331
Investment (gain)/loss		(956,588)	18,962	803,475
Net loss/(gain) on financial instruments at fair value through profit or loss		1,710,029	(1,226,012)	(51,949,661)
Change in amortized costs of financial instruments measured at amortized cost	18	1,156,118	1,999,914	84,742,119
Loss on disposal of fixed assets		113,395	—	—
Share of losses from equity investees		36,786	—	—
Working capital adjustments:
(Increase)/decrease in trade and other receivables		(7,406,143)	622,707	26,385,890
Increase in inventories		(3,857,721)	(20,241,698)	(857,699,068)
Increase in trade and other payables		760,098	17,792,820	753,933,051
Change in operating lease liabilities		(224,085)	(420,877)	(17,833,771)
Decrease/(increase) in prepayments		166,251	(27,080)	(1,147,458)

Net cash flows used in operating activities		(28,969,088)	(35,628,413)	(1,509,678,515)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets		(6,007,925)	(17,681,672)	(749,223,390)
Repayment under a business investment and cooperation contract		—	(968,773)	(41,049,703)
Deposit received under a business investment and cooperation contract		—	170,017	7,204,110
Proceeds from disposal of property, plant and equipment		48,798	1,412,976	59,871,864
Disbursement of loans		(3,219,449)	(3,902)	(165,339)
Collection of loans		11,054,900	1,034,648	43,841,017
Payment for business acquisition		(77,099)	—	—
Proceeds from disposal of equity investments		196,407	(2,240)	(94,915)
Proceed from disposal of net assets under common control		424,418	—	—

Net cash flows from/(used in) investing activities		2,420,050	(16,038,946)	(679,616,356)

FINANCING ACTIVITIES
Capital contribution from owners		9,988,508	6,317,129	267,674,958
Deemed contributions from owners		—	646,655	27,400,636
Deemed distribution to owners for transactions under common control		(498,959)	—	—
Payment for initial public offering costs		—	(41,649)	(1,764,788)
Proceeds from borrowings		38,042,837	87,660,103	3,714,411,144
Repayment of borrowings		(18,677,191)	(41,637,135)	(1,764,285,381)

Net cash flows from financing activities		28,855,195	52,945,103	2,243,436,569

Net increase in cash and cash equivalents		2,306,157	1,277,744	54,141,698
Cash and cash equivalents at January 1		827,742	3,024,916	128,174,407
Net foreign exchange difference		(108,983)	(31,218)	(1,322,800)

Cash and cash equivalents at December 31	4	3,024,916	4,271,442	180,993,305

Supplement disclosures of non-cash activities
Debt conversion to equity		4,121,775	71,515,874	3,030,333,644
Non-cash property and equipment additions		2,274,048	13,349,412	565,653,051
Borrowings by converting from the Group’s consideration payable for acquisition of Vingroup Investment Vietnam JSC		4,693,380	—	—
Establishment of right-of-use assets and lease liabilities at commencement dates and lease modification		1,318,222	2,772,465	117,477,331
Non-cash consideration included in the purchase consideration of business combination		280,912	—	—
Interest payable conversion to debt		—	2,625,845	111,264,619
Supplemental Disclosure
Interest paid, net of capitalized interest		2,873,846	4,378,839	185,544,025
Income tax paid		51,409	22,618	958,390

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS

(a)	The Reorganization

In early 2021, Vingroup Joint Stock Company (“Vingroup JSC” or “the Ultimate Parent”), founded by Mr. Pham Nhat Vuong (“the Founder”), the parent company of VinFast Auto Pte. Ltd. (formerly known as VinFast Trading & Investment Pte. Ltd.), a company incorporated in Singapore (“VinFast Auto” or “the Company”) and VinFast Trading and Production Joint Stock Company (formerly known as VinFast Trading and Production Limited Liability Company) (“VinFast Vietnam”), executed reorganization transactions (“the Reorganization”) to bring together subsidiaries operating in automotive manufacturing and related businesses into one group. Following the Reorganization, VinFast Auto became the direct holding company of VinFast Vietnam.

In preparation for its planned initial public offering (“IPO”), pursuant to a series of restructuring agreements signed in 2021, the Company acquired 99.9% of the contributed capital of VinFast Vietnam from Vingroup JSC and VIG, an entity under common control of the Founder, with a total consideration of VND50,446.5 billion. The consideration was mostly unpaid as of December 31, 2021 and recognized as an amount payable to related parties, namely Vingroup JSC and VIG. In January 2022, the Company issued promissory notes (the “P-Notes”) to Vingroup JSC and VIG in place of the aforementioned amount payable to related parties, which was subsequently used to increase in capital of VinFast Vietnam (Note 20 (iii)) and offset against the receivables from transfer of ICE assets (Note (1c)), respectively. As both VinFast Auto and VinFast Vietnam are under common control of Vingroup JSC immediately before and after the Reorganization, the transaction was accounted for as a legal reorganization of entities under common control whereby the Company became the holding company of VinFast Vietnam and its subsidiaries using historical costs. Accordingly, the accompanying consolidated financial statements were presented as if the current corporate structure had been in existence since the date when the subsidiaries first came under the common control of Vingroup JSC. Following this transaction, the consolidated statements of shareholders’ equity for the year ended December 31, 2021 represented changes of equity components from VinFast Vietnam to the Company.

(b)	Principal activities

The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities, trade smartphones and related businesses.

The Company’s head office is located at 120 Lower Delta Road #02-05, Cendex Centre, Singapore 169208. Head office of VinFast Vietnam, a subsidiary of the Company, is located at Dinh Vu—Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

(c)	Announcement of ICE phasing-out

In December 2021, the Member’s Council of VinFast Vietnam approved Resolution No. 18/2021/NQ-HDTV-VINFAST on the cessation of all production and trading activities of internal combustion engine (“ICE”) vehicles in 2022 with a commitment to become solely an electric vehicle (“EV”) manufacturer.

In February 2022, the General Meeting of Shareholders of VinFast Vietnam approved the Resolution No. 02/2022/NQ-DHDCD-VINFAST to transfer assets, exclusively for ICE vehicle production which includes engine manufacturing facilities, toolings, subframes, and other related assets (referred to as “ICE assets”), to

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(c)	Announcement of ICE phasing-out (continued)

VIG. Accordingly, VinFast Vietnam entered into transfer agreements and guarantee agreements with VIG for the transfer of the ICE assets. Subsequently, in the period, VinFast Vietnam and VIG signed appendices to adjust the list of transferred assets and completed the determination of the price of the transferred assets. VinFast Vietnam completed the disposal of ICE assets in early November 2022.

(d)	The Consolidated Financial Statements

The Group consists of the following entities as of the reporting dates:

No.	Name	Short name	Structure as of December 31, 2021		Structure as of December 31, 2022		Registered office’s address	Note
			Voting right (%) (1)	Equity interest (%) (1)	Voting right (%) (1)	Equity interest (%) (1)
1	VinFast Auto Pte. Ltd.	VinFast Auto	—	—	—	—	120 Lower Delta Road #02-05, Cendex Centre, Singapore 169208	(i)
2	VinFast Trading and Production JSC	VinFast Vietnam	99.9	99.9	99.9	99.9	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam	(ii)
3	VinFast Commercial and Services Trading LLC	VinFast Trading	99.5	99.4	99.5	99.4	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam	(iii)
4	VinFast Germany GmbH	VinFast Germany	100.0	99.9	100.0	99.9	Kornmarktarkaden, Bethmannstraße 8/Berliner Straße 51 – 60311 Frankfurt am Main, Germany	(iv)
5	VinFast Engineering Australia Pty Ltd	VinFast Australia	100.0	99.9	100.0	99.9	234 Balaclava Road, Caulfield North, VIC 3161, Australia	(iv)
6	Vingroup Investment Vietnam JSC	Vingroup Investment	99.7	99.6	99.3	99.2	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam	(v)
7	Vingroup USA, LLC	Vingroup USA	100.0	99.6	100.0	99.2	333 W. San Carlos St., Suite 600, San Jose, CA 95110, USA	(v)
8	VinFast USA Distribution, LLC	VinFast USA Distribution	100.0	99.6	100.0	99.2	12777 West Jefferson Blvd, Suite A-101, Los Angeles, CA 90066, USA	(vi)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

No.	Name	Short name	Structure as of December 31, 2021		Structure as of December 31, 2022		Registered office’s address	Note
			Voting right (%) (1)	Equity interest (%) (1)	Voting right (%) (1)	Equity interest (%) (1)
9	VinFast Auto, LLC	VinFast Auto, LLC	100.0	99.6	100.0	99.2	790 N. San Mateo Drive, San Mateo, CA 94401, USA	(vi)
10	VinFast Auto Canada Inc.	VinFast Auto Canada	100.0	99.6	100.0	99.2	Suite 2600, Three Bentall Centre 595 Burrard Street, P.O. Box 49314, Vancouver Bc V7X 1L3, Canada	(vii)
11	VinFast France	VinFast France	100.0	99.6	100.0	99.2	72 rue du Faubourg Saint Honoré, Paris, 75008 France	(vii)
12	VinFast Netherlands B.V	VinFast Netherlands	100.0	99.6	100.0	99.2	Vijzelstraat 68, 1017HL Amsterdam, Netherlands	(vii)
13	Vingroup Ru, LLC	Vingroup Ru	100.0	99.6	—	—	Building 7, 1-ST Kazachiy Lane, Moscow, Russia	(viii)
14	VinFast OEM US Holding, Inc.	VinFast OEM	—	—	100.0	100.0	850 New Burton Road, Suite 201, Dover, Delaware 19904, Kent County, USA	(ix)
15	VinFast Manufacturing US, LLC	VinFast Manufacturing	—	—	100.0	100.0	160 Mine Lake Court, Ste 200, Raleigh, North Carolina 27615, USA	(ix)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

(1)	These represent the voting right and equity interest of the Company as of December 31, 2022 and 2021 in each entity, respectively.

(i)	In March 2021, Vingroup JSC and Vietnam Investment Group JSC acquired VinFast Auto from a third party. The Company was dormant and did not conduct any substantive operations on its own.

In December 2021, pursuant to a series of restructuring agreements as described in the Reorganization, the Company completed the acquisition of VinFast Vietnam.

(ii)

In accordance with Resolution No. 21/2020/NQ-HDTV-VINFAST dated December 28, 2020 and the Merger Contract dated December 28, 2020 between VinFast Vietnam and P&S LLC, an entity under common control of Vingroup JSC, VinFast Vietnam increased its charter capital by VND1,092 billion in exchange for charter capital of P&S LLC at conversion rate 1:1. The merger of P&S LLC into VinFast Vietnam is assessed as the acquisition of assets under common control. The consideration paid is the carrying value of equity instruments issued by VinFast Vietnam. Consequently, the difference of VND7,754 billion between the carrying amount of net assets of P&S LLC and the par value of equity instruments issued by VinFast Vietnam was recognized in Capital reserve of the consolidated statement of shareholders’ equity.

In March 2021, VinFast Vietnam completed the demerger transaction in which, VinFast Vietnam was demerged into three entities, namely VinFast Vietnam, Ngoc Viet Business Development Investment JSC and P&S Investment JSC. The share capital of Ngoc Viet Business Development Investment JSC and P&S Investment JSC was VND811.94 billion and VND279.79 billion, respectively. As part of the demerger, the other two entities inherited the shares in Vinhomes JSC (a subsidiary of Vingroup JSC) and Vingroup JSC respectively. As a result of the demerger, share capital of VinFast Vietnam decreased by VND1,092 billion.

In March and November 2021, VinFast Vietnam increased its contributed charter capital to VND42,497 billion and VND50,497 billion, respectively.

In June 2021, VinFast Vietnam completed the acquisition of 50% of contributed capital of VinFast – An Phat Plastic Auto Part Company Limited (“VinFast – An Phat”) from a corporate counterparty at a total consideration of VND88 billion. Before the acquisition date, VinFast – An Phat was previously accounted for as an investment in joint venture. After this step-up acquisition, VinFast Vietnam’s equity interest in VinFast – An Phat is 100% and VinFast – An Phat became a subsidiary of the Group. Gain and goodwill arising from this transaction were VND29.6 billion and VND42.3 billion, respectively. The principal activity of this company was to produce plastic components for automobiles and e-scooters. In July 2021, VinFast – An Phat was merged into VinFast Vietnam.

During the year ended December 31, 2022, VinFast Vietnam increased its contributed charter capital in certain times with details as below:

Date	Contributed charter capital (VND billion)	Contributed charter capital (USD million)
March 15, 2022	56,497	2,394
May 12, 2022	57,380	2,431
June 13, 2022	57,548	2,438
December 29, 2022	129,064	5,469

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

(iii)

In March 2020, VinFast Leasing JSC was merged into VinFast Trading and VinFast Trading is the surviving entity. As a result, VinFast Trading has been included in the consolidated financial statements from the date of establishment. The principal activities of VinFast Trading are motor vehicles retail and distribution.

(iv)

In July 2018 and November 2019, VinFast Vietnam established VinFast Germany and VinFast Australia with 100% direct voting right. As a result, both VinFast Germany and VinFast Australia have been included in the consolidated financial statements from their establishment dates.

The principal activities of VinFast Germany are trading, importing and exporting equipment, components and spare parts for automobiles, e-scooters and related goods. VinFast Australia is currently dormant, but its principal activities were automobile designing, collaborating in technological research, importing and distributing goods.

(v)

In January 2019 and March 2019, VinTech Technology Development JSC, another subsidiary of Vingroup JSC, established Vingroup USA (previously known as VinTech USA, LLC) and Vingroup Investment (previously known as VinTech Ventures Development LLC) with 100% equity interest.

In July 2020, Vingroup JSC fully acquired Vingroup Investment from VinTech Technology Development JSC with total consideration of VND500 billion. In September 2020, Vingroup Investment fully acquired Vingroup USA from VinTech Technology Development JSC with total consideration of VND97 billion. On the basis that these entities have been under common control, Vingroup Investment and Vingroup USA have been consolidated as subsidiaries of the Group from the date Vingroup JSC obtained control over these entities.

In January 2021, Vingroup JSC contributed capital amounting to VND675 billion to Vingroup Investment.

In March 2021, VinFast Trading acquired 0.33% shares of Vingroup Investment from a subsidiary of Vingroup JSC, therefore, the Group owned 99.57% equity interest of Vingroup Investment and its subsidiaries.

In December 2022, VinFast Trading disposed all shares in Vingroup Investment to a subsidiary of Vingroup JSC, resulting in the decrease in voting right of the Company in Vingroup Investment by 0.33%.

The current principal activities of Vingroup Investment are consultancy and investment activities. The current principal activities of Vingroup USA are importing and distributing electronic and telecommunication equipment.

(vi)

In March 2020, Vingroup USA established VinFast USA Distribution and VinFast Auto, LLC (previously known as VinFast Dealer San Francisco #1) with 100% equity interest. As a result, both VinFast USA Distribution and VinFast Auto, LLC have been included in the consolidated financial statements from the date Vingroup USA obtained control over these entities.

In March 2021, VinFast Vietnam completed the acquisition of 99.34% shares of Vingroup Investment from Vingroup JSC, thereby, Vingroup Investment, Vingroup USA (subsidiary of Vingroup Investment), VinFast USA Distribution and VinFast Auto, LLC (subsidiaries of Vingroup USA) became subsidiaries of VinFast Vietnam.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

The principal activity of these companies is distribution of automotive vehicles.

(vii)	In March 2021, Vingroup Investment received the investment registration certificates certifying Vingroup Investment as the investor of VinFast Auto Canada, VinFast France and VinFast Netherlands.

(viii)

In April 2021, Vingroup Investment completed the acquisition of 100% of contributed capital of Vingroup Ru from Vintech Technology Development JSC (a subsidiary of Vingroup JSC), with total consideration of VND47.6 billion. At the acquisition date, Vingroup Ru owned 99.9% of contributed capital in Vinpearl Travel Ru, thus, VinFast Vietnam indirectly obtained control over Vinpearl Travel Ru. In November 2021, Vingroup Ru completed the disposal of 99.9% of contributed capital in Vinpearl Travel Ru to an external party. In March 2022, the Board of Directors of Vingroup Investment approved the plan to dispose or dissolve Vingroup Ru. In June 2022, the Group completed the disposal of Vingroup Ru to third parties at total consideration of RUB1. Accordingly, Vingroup Ru is no longer a subsidiary of the Company.

(ix)	In May 2022, the Company established VinFast OEM with 100% direct voting right.

In March 2022, Vingroup USA incorporated Project Blue NC, LLC with 100% direct voting right. Subsequently, in May 2022, Project Blue NC, LLC changed its name to VinFast Manufacturing US, LLC and Vingroup USA completed the transfer of all equity interest in VinFast Manufacturing to VinFast OEM.

VinFast OEM and VinFast Manufacturing have been included in the consolidated financial statements from their establishment dates.

The principal activities of VinFast OEM are to research and develop the market. The principal activities of VinFast Manufacturing are to manufacture cars.

(e)	Sales of EVs

From December 2021, the Group commenced its sales of EVs only whilst offering an innovative battery lease model in partnership with VinES Energy Solution Joint Stock Company (“VinES”), an affiliate controlled by the same Ultimate Parent (Note 1(f)).

Commencing November 2022, the Group changed its go-to-market strategy and offered customers the option to purchase electric vehicles with the battery as well as lease batteries under the Battery Subscription Program, in which the Group will act as principal of both sale and subscription plan of batteries.

(f)	VIE structures

VinES is a company operating in the battery business that includes leasing its battery to VinFast’s EV customers (Note 1(e)). From January 2022 to October 2022, VinFast Vietnam offers a battery lease subsidy to their EV customers throughout the battery lease term by paying a portion of the battery lease charge directly to VinES, pursuant to the Master Sales Promotion Agreement signed between VinFast Vietnam and VinES. The Master Sales Promotion Agreement has an initial term of five years until 2027. The battery

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(f)	VIE structures (continued)

lease subsidy that exposes VinFast Vietnam to the risk of loss in VinES constitutes variable interests held by the Group. The Group’s maximum exposure to the risk of loss as a result of the Master Sales Promotion Agreement is varied by the number of EV customers who will lease the batteries from VinES and are entitled to receive a subsidy from VinFast Vietnam, subjected to future negotiations with VinES on the terms and conditions of the subsidy according to the Master Sales Promotion Agreement and other factors in the future. The Group lacks the power through voting or similar rights to direct the activities of this entity that most significantly affect its economic performance, so the Group is not the primary beneficiary of VinES and does not consolidate VinES.

By the end of October 2022, in connection with the change in the Group’s go-to-market strategy, the Group and VinES signed the following agreements:

(i)

a termination agreement of the Master Sale Promotion Agreement. The battery lease subsidy by the Group was no longer paid to VinES from November 2022. As a result, the Group ceased to have a variable interest in VinES.

(ii)

an agreement to acquire all batteries that are owned by VinES and currently leased to EV customers. Therefore, the Group shall inherit all the rights and obligations of the Battery Lease Agreement previously signed between VinES and EV Customers. VinES will no longer be the Principal in Battery Lease Agreement.

(g)	Going concern basis of accounting

The Group has prepared the consolidated financial statements on a going concern basis, which assumes the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND49,849 billion (USD2,112.2 million) for the year ended December 31, 2022. Accumulated losses amounted to VND127,188 billion (USD5,389.3 million) as of December 31, 2022. The Group is also in a net current liability position of VND21,387 billion (USD906.2 million) as of December 31, 2022.

As of December 31, 2022, the Group’s consolidated balance of cash and cash equivalents was VND4,271 billion (USD181 million) (as of December 31, 2021: VND3,025 billion). The Group has prepared its business plan covering the next twelve months from the date of issuance of the consolidated financial statements which considers the increase in revenue and operational efficiency optimization to improve operating cash flows, the use of and the consummation of external financing projects. The Group also has financial support from Vingroup JSC, subject to necessary procedures to facilitate such support, which will remain in place until the earliest of the date on which the Group obtains adequate third-party funding for the Group’s capital requirements, or until Vingroup JSC ceases to control the Group but, in all cases, no sooner than the date falling 12 months after the issuance date of the audit report in relation to the consolidated financial statements.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and presentation and principles of consolidation

Basis of preparation and presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Prior to the Reorganization, substantially all of the operations of the Group were conducted through VinFast Vietnam. VinFast Vietnam was designated as the predecessor as the Company succeeded to the business of VinFast Vietnam as a result of the Reorganization and the Company’s own operations prior to the succession was insignificant relative to the operations assumed.

Certain restructuring transactions were also conducted amongst entities under common control in 2021, thus the acquired assets and liabilities were recognized at their historical amount and consolidated financial statements were retrospectively adjusted. The difference between the consideration and the net book value of acquired net assets has been accounted for as a deemed contribution from or deemed distribution to owners in the consolidated statements of shareholders’ equity.

Principles of consolidation

All significant intercompany transactions and balances and unrealised gains or losses from intercompany transactions within the Group are eliminated upon consolidation.

Operating segments

ASC 280, Segment Reporting, establishes standards to report in consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

The Chief Operating Decision Maker monitors each segment’s performance for the purpose of making decisions on resource allocation and performance assessment. Based on the criteria established by ASC 280, the Group has three operating segments which are also reportable segments, namely Automobiles, E-scooters and Spare Parts & Aftermarket services.

b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the valuation of derivatives; depreciable lives of property, plant and equipment and intangible assets; assessment for impairment of long-lived assets and goodwill, product warranty, lease terms and standalone selling price of each distinct performance obligation in revenue recognition. Actual results could differ from these estimates.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Asset acquisitions

Where an asset is acquired, via corporate acquisitions or otherwise, management considers the substance of the assets and activities of the acquired entity in determining whether the acquisition represents the acquisition of a business.

Where such acquisitions are not judged to be an acquisition of a business, they are not treated as business combinations. Rather, the cost to acquire the corporate entity is allocated between the identifiable assets and liabilities of the entity based on their relative fair values at the acquisition date. Accordingly, no goodwill is recognized. Otherwise, the acquisitions are accounted for as business combinations.

d)	Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the fair value of considerations transferred, the fair value of the non-controlling interests (if any) and previously held equity interest (if any) over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

e)	Disposal of subsidiaries to under common control entities

The Group derecognizes the net assets transferred at carrying amount and generally recognizes no gains or losses. A difference between any proceeds received and the carrying amounts of the net assets transferred is recognized in equity in the consolidated financial statements.

f)	Investment

Investment in equity investees

Investments in equity investees represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statement of operations.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Investment (continued)

Investment in equity investees (continued)

The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheet. The Group evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statement of operations when the decline in value is determined to be other-than-temporary.

Other investments

Other investments consist of investment in other entities. In accordance with ASC 321, Investments – Equity Securities, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at fair value with unrealized gains and losses included in earnings. The Group has elected to measure its equity security investments without readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same investee. The Company’s management regularly evaluates the impairment of its equity security investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statement of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Short-term investments consist of short-term deposits, which are time deposits placed with banks and have original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss for the years presented.

g)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

h)	Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realizable value.

Net realizable value (“NRV”) is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Inventories (continued)

The perpetual method is used to record inventories, which are valued as follows:

Raw materials, goods in transit, tools and merchandises	- cost of purchase on a weighted average basis.

Finished goods and work in process	- cost of direct materials and labour plus attributable manufacturing overheads based on the normal operating capacity on a weighted average basis.

Reserve for obsolete inventories

Raw materials, work in process, finished goods, and other inventories owned by the Group are reviewed to determine if inventory quantities are in excess of forecasted usage or if they have become obsolete based on appropriate evidence available at the date of the consolidated balance sheet.

i)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of property, plant and equipment comprises their purchase prices and any directly attributable costs of bringing the property, plant and equipment to working condition for its intended use.

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and structures (*)	3 – 49 years
Machinery and equipment	3 – 25 years
Leased-out EV batteries	10 years
Leased-out escooter batteries	3 – 8 years
Vehicles	5 – 12 years
Office equipment	3 – 10 years

(*) Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and terms of the related leases.

Freehold land is not depreciated.

Property, plant and equipment are derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss from disposal (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations when the asset is derecognized. The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Construction in progress is included within property, plant and equipment and is not amortized until the related asset is ready for its intended use.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Property, plant and equipment (continued)

The useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end.

As presented in Note 1, VinFast Vietnam entered into transfer agreements to transfer ICE assets to VIG JSC. Accordingly, the useful lives of ICE assets have been shortened to early November 2022, with salvage value being the transfer prices specified in the transfer agreements and subsequent amendments.

j)	Assets classified as held for sale

The Group classifies long-lived assets and disposal groups as held for sale if their carrying amounts will be recovered principally through disposal by sale rather than through continuing use. Such long-lived assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding the finance costs and income tax expenses.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated balance sheets.

The Group classified certain long-lived assets as held for sale as of December 31, 2022 and 2021 (Note 22).

k)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Licenses

The Group made upfront payments to acquire:

•

A license for the purpose of importing Completely Knocked Down (“CKD”) Kits and assemble the Fadil car model with the CKD Parts at the assembly facilities of the Group and marketing, selling the car and service parts through the Group’s distribution. As a result of the ICE phasing-out event, the useful life of this license was shortened to the date of completion of ICE phasing-out.

•

Licenses to use an intellectual property for the purpose of manufacturing the Lux car models, sourcing components from third parties to produce these cars, selling cars in the licensed territory and other rights. As a result of the ICE phasing-out event, the useful life of this license was shortened to the date of ICE phasing-out.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Intangible assets (continued)

Licenses (continued)

•	Licenses to distribute certain licensed software that are embedded in the electric cars produced by the Group.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

License	3 years 2 months to 7 years
Software	3 – 8 years
Others	3 – 15 years

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of operations in the expense category that is consistent with the function of the intangible assets.

Software purchased from external suppliers for purpose of internal use which is in progress of development as of balance sheet date is included in intangible assets and not amortized until it is ready for intended use.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations.

l)	Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group early adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) from January 1, 2019, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test from January 1, 2020.

The Group has identified two reporting units as disclosed in Note 10. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20.

For the year ended December 31, 2022 and 2021, the Group elected to perform a quantitative assessment. The Group estimated the fair value of the reporting units based on an income approach which involved significant management judgment, estimates and assumptions such as the discount rate, sale price, sale volume, production costs and other operating expenditures, terminal growth rate. The fair value of the reporting units exceeded their carrying value and therefore, goodwill was not impaired.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Impairment of long-lived assets

The Group evaluates its long-lived assets, including fixed assets, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

n)	Borrowing costs

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets had not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use.

o)	Warranty provisions

The Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of claims or peer benchmarking with other automakers. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

As of December 31, 2022 and 2021, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the consolidated balance sheets.

p)	Leases

The Group early adopted ASC 842, Leases, as of January 1, 2019 using the modified retrospective application.

The Group assesses at contract inception whether a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Leases (continued)

The Group as a lessee

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date or e) the leased asset is of such a specialized nature that it is expected to have no alternative use.

Finance lease assets are presented separately on the consolidated balance sheet as finance lease right-of-use assets, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheet. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Group utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent are considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease incentives.

The Group as a lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

Leases are classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Leases (continued)

The Group as a lessor (continued)

to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. The Group recognises all revenue and costs associated with the sales-type lease as revenue from leasing activities and cost of leasing activities upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

The Group has battery leases accounted for as both operating leases and sales-type leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, the Group allocates the consideration in the contract to the separate lease components and the non-lease components based on their relative standalone selling prices (Note 2q).

q)	Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles. From January 2022 onwards, the Group provides extended warranty (“service-type warranty”) in addition to the standard manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer (Note 2(o)).

Contracts with customers may include lease and non-lease components, comprising multiple performance obligations. The total contract consideration is allocated to the separate lease components and non-lease

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Revenue recognition (continued)

Sales of vehicles (automobiles, e-scooters) (continued)

components, which represents distinct performance obligations, based on the relative estimated standalone selling price in accordance with ASC 606 Revenue recognition (Note 2(p)). The Group generally determines standalone selling prices based on observable price of the goods and services – i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer i.e., cost plus expected margin. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition. As for the extended warranty, the Group will recognize the deferred revenue over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, net of estimated sales incentives to distributors and customer sales incentives that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand alone selling price of the used automobiles sold by the Group.

The program has ceased with effect from December 2022.

Sale of merchandise (automobiles, smartphones)

Proceeds from sales of trading automobiles and smartphones are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Under contracts for sale of smartphones, the customer has the right to return defect products for cash refund. The Group uses the most likely amount method to estimate the variable consideration arising from rights of return. As of the reporting date, management assesses that the right of return is unlikely to be exercised by the customers and thus no corresponding adjustments for right of return is recognised in the consolidated financial statements.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Revenue recognition (continued)

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the goods is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of services is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

r)	Cost of sales

Vehicles

Cost of vehicles sold includes direct parts, materials, processing fees, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs, penalties imposed by suppliers in case of the shortfall purchases and reserves for estimated warranty expenses. Cost of vehicle revenue also includes adjustments to warranty expense and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Other goods (merchandises, spare parts and components)

Cost of other goods sold generally includes cost of purchase of merchandise, spare-parts and other goods, including transportation costs.

Services

Cost of services and other revenue mainly includes labour cost and cost of depreciation of associated assets used for providing the services.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s)	Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses are primarily comprised of charges for R&D and consulting work performed by third parties; salaries, bonuses and benefits for those employees engaged in research, design and development activities; license expenses related to intellectual property of designing and developing cars; and allocated costs, including depreciation and amortization and other costs.

t)	Selling and distribution costs

Selling and distribution costs consist primarily of marketing and advertising expenses, salaries and other expenses related to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of the Company’s image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under Selling and distribution costs. For the year ended December 31, 2021 and 2022, advertising cost totalled VND614,805 million and VND1,839,069 million (USD77,926,653), respectively.

u)	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statement of operations as income tax expense.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u)	Taxes (continued)

Deferred tax (continued)

The Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective tax jurisdictions. No significant provisions have been made in the consolidated financial statements for the year then ended December 31, 2022 and 2021 (Note 18).

v)	Foreign currencies

The consolidated financial statements are presented in VND. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v)	Foreign currencies (continued)

The assets and liabilities of foreign operations are translated into VND at the rate of exchange prevailing at the reporting date and their consolidated statement of operations are translated at monthly average functional exchange rates. The exchange differences arising on translation for consolidation are recognized in Other components of equity in the consolidated statement of shareholders’ equity.

Convenience Translation

Translations of balances in the consolidated balance sheet, consolidated statement of operations, consolidated statement of other loss and consolidated statement of cash flows from VND into USD as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND23,600, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of comprehensive March 31, 2023. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.

w)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.

•	Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative asset, other investments, long-term derivative asset, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w)	Fair value measurement (continued)

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

x)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

y)	Current expected credit loss

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has early adopted this ASC Topic 326 and several associated ASUs.

The Group’s cash and cash equivalents, accounts receivable, certain other receivables, and other current assets are in scope of ASC Topic 326. The Group’s loan receivables from related parties (entities under common control) are excluded from the scope of ASC Topic 326.

The Group has identified the relevant risk characteristics of its customers and the related cash and cash equivalents, accounts receivable, certain other receivables, amounts due from other related parties, other current assets and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables and amounts due from related parties with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each reporting date based on the Group’s specific facts and circumstances. As of December 31, 2022 and 2021, the allowance for credit losses of the financial assets was insignificant.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Write-off and recoveries of financial assets

When the Group deems all or a portion of a financial asset to be uncollectible, it will reduce the allowance for current expected credit losses by the same amount as the portion that is being written off.

An instrument is considered to be recoverable when it no longer meets any of the default criteria. The decision whether to incorporate an estimate of expected recoveries depends on supportable factors such as consideration (e.g. cash) in satisfaction of some or all of the amounts it previously wrote off and historical recoveries in the historical data.

z)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

aa)	Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with accounting standards update, which delays the adoption of these accounting standards until they would apply to private companies.

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in this Update require that an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers.

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

The amendments are currently not expected to have a material impact on the Group’s consolidated financial statements.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa)	Recent accounting pronouncements (continued)

ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848)

In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The ASU is effective as of December 21, 2022 through December 31, 2024. We continue to evaluate transactions or contract modifications occurring as a result of reference rate reform and determine whether to apply the optional guidance on an ongoing basis. We adopted ASU 2022-06 during 2022.

The ASU has not and is currently not expected to have a material impact on the Group’s consolidated financial statements.

ASU No. 2021-10, Government Assistance (Topic 832)

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. We adopted the ASU prospectively on January 1, 2022.

Adoption of this ASU did not have a material impact on the Group’s consolidated financial statements.

ASU 2020-10, Codification Improvements

In October 2020, FASB issued ASU 2020-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments in this Update is permitted for public business entities for any annual or interim period for which financial statements have not been issued. For all other entities, early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date.

The amendments did not have a material impact on the Group’s consolidated financial statements.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

3.	CONCENTRATION OF RISKS

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The management focuses on two types of market risk, i.e., interest rate risk and currency risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenues or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rate swap and forward foreign exchange for loan contracts.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects. The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

Supply risk

The Group is dependent on its suppliers. The inability of these suppliers to deliver necessary components of products in a timely manner at prices, quality levels and volumes acceptable to the Group, or its inability to efficiently manage these components from these suppliers, could have a material adverse effect on its business, prospects, financial condition and operating results.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

4.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Cash on hand	99	382	16,186
Cash at banks	2,574,817	4,271,060	180,977,119
Cash equivalents	450,000	—	—

TOTAL	3,024,916	4,271,442	180,993,305

Cash at banks earns interest at floating rates. Cash equivalents as of December 31, 2021 represents bank deposit in VND with the term of 7-10 days, earning interest at the rate of 0.2% per annum.

5.	TRADE RECEIVABLES

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Receivables from sale of finished goods and merchandises (i)	325,326	538,697	22,826,144
Receivables from disposal of assets and raw materials	90,664	76,341	3,234,788
Others	12,602	37,884	1,605,254

TOTAL	428,592	652,922	27,666,186

(i)

This represents contract assets which included trade receivables from sale of automobiles, e-scooters, and spare-parts, which are unconditional (i.e., only the passage of time is required before payment of the consideration is due). The opening balance also included trade receivables from sale of smartphones.

6.	ADVANCES TO SUPPLIERS

The advances to suppliers pertain primarily to amounts advances to suppliers, procurement agents who undertake the procurement of machinery, equipment, and component parts for the Group. It also includes advances to construction contractors engaged in the Group’s manufacturing projects and advances made for the purchase of other goods and services.

7.	INVENTORIES, NET

The classification of inventory balance as of December 31, 2022 and 2021 is as follows:

	At lower of cost and net realizable value
	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Raw materials	3,680,579	12,096,176	512,549,831
Finished goods, including service parts	1,347,383	3,733,281	158,189,873
Good in transit	698,765	2,479,342	105,056,864
Work in process	730,311	2,976,984	126,143,390
Merchandises	71,570	124,375	5,270,127
Tools and spare parts	155,077	197,119	8,352,500

TOTAL	6,683,685	21,607,277	915,562,585

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

7.	INVENTORIES, NET (continued)

As of December 31, 2022, inventories with the carrying value of VND500 billion (USD21.2 million) (2021: VND500 billion) are used as collateral for borrowings of the Group as presented in Note 11.1.

Finished goods include vehicles, e-scooters and service parts.

Battery leases accounted for as operating leases (Note 2(p)) are transferred to Property, Plant and Equipment once the lease commences (concurrently with the sales of vehicles).

Out of the total amount recognized for inventories at December 31, 2022, inventories measured at cost amounted to VND27,854,205 million (USD1,180,262,924) (2021: VND9,208,796 million). Inventory write-downs recognized in cost of sales for the year ended 2022 were VND5,143,894 million (USD217,961,610) (2021: VND2,385,334 million).

8.	SHORT-TERM PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Financial assets:
Cash collateral to support Standby letter of credit issuances and other financial assets (i)	348,644	808,518	34,259,237

Subtotal	348,644	808,518	34,259,237

Non-financial assets:
Valued added tax deductible	3,421,578	4,697,711	199,055,551
Import tax to be refunded	689,828	604,755	25,625,212
Other receivables	171,226	12,697	538,009
Other prepaid expenses	195,603	333,488	14,130,847

Subtotal	4,478,235	5,648,651	239,349,619

TOTAL	4,826,879	6,457,169	273,608,856

(i)	This mainly comprises:

•

The secured deposits held in designated bank accounts for being pledged for autonomous vehicle manufacturing surety bonds issued by counterparty. The bonds were issued to cover any cost and expense incurred by Vingroup USA, LLC when running test of automatic prototype cars; and

•	Deposits for lease contracts which will be returned at the end of lease period.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

9.	PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Freehold land	—	1,854,095	78,563,347
Buildings and structures	14,435,845	18,212,817	771,729,534
Machinery and equipment	44,206,289	42,641,762	1,806,854,322
Leased-out batteries	147,164	2,383,095	100,978,602
Vehicles	743,459	1,135,902	48,131,441
Office equipment	973,660	861,099	36,487,246
Others	113,195	92,280	3,910,169

Subtotal	60,619,612	67,181,050	2,846,654,661

Less: Accumulated depreciation	(8,831,267)	(8,938,736)	(378,760,000)
Less: Impairment charges	—	(1,053,647)	(44,646,059)

Total property, plant and equipment, net	51,788,345	57,188,667	2,423,248,602

The Group recorded depreciation expenses of VND3,924,658 million (USD166,299,068) and VND3,981,389 million for the years ended December 31, 2022 and 2021, respectively.

As a result of the ICE phasing out event, the ICE assets have been derecognized as of December 31, 2022.

In 2022, the Group identified specific impairment indicators associated with individual assets of leased-out batteries due to competitive lease subscription fee for pioneer customers. The Group impaired these identified assets based on contractual lease payments agreed with customers. Impairment charges of VND1,053,647 million (USD44,646,059) relating to leased-out batteries under the Automotive and E-scooter segments were recognized during the year.

As of December 31, 2022, a portion of property, plant and equipment with carrying amount of VND165 billion (USD7 million) was mortgaged with banks to secure the Group’s loans and debts (Note 11.2).

As of December 31, 2022 and 2021, certain items of property, plant and equipment were classified as non-current assets held for sale due to the plan to dispose of these assets (Note 22).

During the year, the amount of interest cost that has been capitalized is VND357 billion (USD15.1 million) (2021: VND323 billion).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

10.	INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31, 2021			As of December 31, 2022
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value	Net carrying value
	VND million	VND million	VND million	VND million	VND million	VND million	USD

Finite-lived intangible assets:
License (i) (ii)	3,690,720	(1,572,093)	2,118,627	3,903,095	(3,698,305)	204,790	8,677,542
Software (iii)	1,266,009	(393,593)	872,416	1,442,065	(608,416)	833,649	35,324,110
Purchased software under development phase	159,604	—	159,604	410,506	—	410,506	17,394,322
Others	17,176	(4,235)	12,941	17,176	(5,050)	12,126	513,814

Total	5,133,509	(1,969,921)	3,163,588	5,772,842	(4,311,771)	1,461,071	61,909,788

(i)	As a result of the ICE phasing-out event, the useful lives of those licenses related to ICE have been shortened to end in early November 2022.
(ii)	Weighted-average remaining useful life of 81 months as of December 31, 2022 (2021: 7 months).
(iii)	Weighted-average remaining useful life of 43 months as of December 31, 2022 (2021: 48 months).

The Group recorded amortization expenses of VND2,341,850 million (USD99,230,932) and VND897,562 million for the years ended December 31, 2022 and 2021, respectively.

The following table identifies the estimated amortization expense of the Group’s intangible assets as of December 31, 2022 for each of the next five years (in VND million):

2023	296,414
2024	328,662
2025	282,205
2026	173,997
2027 and thereafter	379,793

Impairment testing of goodwill of the Group

Allocation of goodwill

Goodwill has been allocated to the Group’s reporting units that are expected to benefit from the synergies of the combination. The reporting units are identified according to main product lines as follows:

Reporting unit	Goodwill allocated
	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Automotive	262,252	262,252	11,112,373
E-scooter	9,951	9,951	421,652

Total	272,203	272,203	11,534,025

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

10.	INTANGIBLE ASSETS, NET AND GOODWILL (continued)

Impairment testing of goodwill of the Group (continued)

Allocation of goodwill (continued)

There were no accumulated impairment losses as of December 31, 2022 and 2021.

The reporting unit of Automotive is one level below the Automobiles operating segment, whereas the E-scooter reporting unit and E-scooter operating segment are at the same level. The Group does not aggregate any reporting units for the purpose of testing goodwill for impairment.

Testing impairment for Automotive reporting unit

The Group is required to test its goodwill for impairment annually and more frequently if indicators of impairment exist. As of December 31, 2022, the Group elected to bypass the qualitative assessment and proceeded directly to perform the quantitative goodwill impairment test for the Automotive reporting unit.

For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, fair value is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and extrapolated using a steady growth rate (terminal growth rate) of 3% (in 2021: 3%). The after-tax discount rate applied to cash flow projections is 15% (2021: 16%). As a result of this analysis, the estimated fair value of the automotive reporting unit is substantially in excess of their carrying values. Therefore, management did not record any impairment for goodwill allocated to this reporting unit.

Management has made key assumptions and estimates about the future cash flows. The Group’s business is subject to certain risks and uncertainties that may lead to failure to implement the Group’s business plans; including managing changes in market conditions outside of our control and realization of selling price and volume in the future. As a result, a significant reduction in projected cash flow would result in an impairment of goodwill.

11.	INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31,
		2021	2022	2022
	Note	VND million	VND million	USD
Short-term
Loans from banks	11.1	974,542	6,268,276	265,604,915
Current portion of long-term loans	11.2	4,963,207	8,311,277	352,172,754
Current portion of domestic bonds	11.3	9,888,902	—	—

TOTAL		15,826,651	14,579,553	617,777,669

Long-term
Loans from banks	11.2	26,412,665	27,652,234	1,171,704,831
Domestic bonds	11.3	4,930,484	13,972,726	592,064,661

TOTAL		31,343,149	41,624,960	1,763,769,492

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

As of December 31, 2022, the remaining balance of undrawn lines of credit for short-term financing was VND2,406.7 billion (USD102.0 million). Interest rate and maturity date would be determined at disbursement date of the loans.

11.1	Short-term loans from banks

Details of the short-term loans from banks of the Group as of December 31, 2022 were as follows:

Bank	As of December 31, 2022		Maturity	Collateral
	VND million	USD (Convenience translation)
Vietnam Prosperity Joint Stock Commercial Bank	1,916,352	81,201,356	From January 2023 to June 2023	Sharing collateral with a group of companies guaranteed the ultimate parent company
Vietnam Technological and Commercial Joint Stock Bank	1,545,277	65,477,839	From January to August 2023	Payment Guarantee from the ultimate parent company
Saigon – Hanoi Commercial Joint Stock Bank	798,055	33,815,890	From November 2023 to December 2023	Sharing collateral with a group of companies guaranteed by certain shares of the ultimate parent company
Joint stock Commercial Bank for Investment and Development of Viet Nam – Ha Thanh Branch	818,953	34,701,398	From January 2023 to July 2023	Certain shares of an affiliate of the Group held by the ultimate parent company
Joint stock Commercial Bank for Investment and Development of Viet Nam –Quang Trung Branch	873,244	37,001,864	From January 2023 to July 2023	Certain shares of an affiliate of the Group held by the ultimate parent company
Joint Stock Commercial Bank for Foreign Trade of Vietnam	169,381	7,177,161	January 2023	Certain inventories of the Group
Ho Chi Minh City Development Joint Stock Commercial Bank	147,014	6,229,407	March 2023	Certain shares of an affiliate of the Group held by the ultimate parent company

TOTAL	6,268,276	265,604,915

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.1	Short-term loans from banks (continued)

Details of interest rate during the year of short-term borrowings as of December 31, 2022 are as follows:

Loans and borrowings	Currency	Interest rate applicable in 2022
Short-term Loans	VND	From 4.8% to 13.9%
UPAS Letter of Credit	EUR	3.1%

11.2	Long-term loans from banks

Details of long-term borrowings as of December 31, 2022 were as follows:

Lenders	As of December 31, 2022		Maturity date	Collateral
	USD (Convenience translation)	VND million
Foreign syndicated loan No.1	647,794,873	15,287,959	From March 2023 to September 2030	(i	)
In which: current portion	89,804,449	2,119,385
Foreign syndicated loan No.2	235,724,534	5,563,099	From May 2023 to November 2024	(i	)
In which: current portion	54,112,076	1,277,045
Foreign syndicated loan No.3	199,748,814	4,714,072	April 2023	(i	)
In which: current portion	199,748,814	4,714,072
Foreign syndicated loan No.4	97,059,576	2,290,606	From December 2023 to December 2026	(i	)
In which: current portion	7,490,466	176,775
Foreign syndicated loan No.5	123,417,119	2,912,644	From November 2024 to November 2029	(i	)
Foreign syndicated loan No.6	217,681,483	5,137,283	From November 2025 to November 2026	(i	)
Domestic loan	2,451,186	57,848	From March 2023 to December 2024	(i	)
In which: current portion	1,016,949	24,000

TOTAL	1,523,877,585	35,963,511

In which:
Non-current portion	1,171,704,831	27,652,234
Current portion	352,172,754	8,311,277

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.2	Long-term loans from banks (continued)

Details of long-term borrowings as of December 31, 2021 were as follows:

Lenders	As of December 31, 2021		Maturity date	Collateral
	USD (Convenience translation)	VND million
Foreign syndicated loan No.1	693,894,068	16,375,900	From March 2022 to September 2030	(i	)
In which: current portion	87,092,331	2,055,379
Foreign syndicated loan No.2	270,186,229	6,376,395	From May 2022 to November 2024	(i	)
In which: current portion	44,907,966	1,059,828
Foreign syndicated loan No.3	269,159,237	6,352,158	From April 2022 to April 2023	(i	)
In which: current portion	77,457,627	1,828,000
Foreign syndicated loan No.4	92,947,924	2,193,571	From December 2023 to December 2026	(i	)
Domestic loan	3,298,644	77,848	From March 2022 to December 2024	(i	)
In which: current portion	847,458	20,000

TOTAL	1,329,486,102	31,375,872

In which:
Non-current portion	1,119,180,720	26,412,665
Current portion	210,305,382	4,963,207

(i)	As of December 31, 2022 and 2021, these long-term loans were secured by:

•

Property, plant and equipment (Note 9), the Debt Service Reserve Account at the offshore account management bank, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;

•	Certain shares of an affiliate held by another affiliate in the Group, certain shares of another subsidiary held by the ultimate parent company;

•	Payment Guarantee from the ultimate parent company and a commercial bank.

As of December 31, 2022, the Group’s collateral cover ratio was less than the required ratio specified in certain borrowing agreements with outstanding balance amounting to VND2,290,606 million (USD97,059,576).

The Group subsequently restored the collateral cover ratio by adding additional assets into the collateral pursuant to the contractual agreements. By the date of the consolidated financial statements, the Group has completed administrative procedures with the relevant regulatory body to register the additional collaterals. Accordingly, VND2,113,831 million (USD89,569,110) under this borrowing agreement continued to be classified as non-current liabilities as of December 31, 2022.

A borrowing agreement with outstanding balance of VND4,714,072 million (USD199,748,814), which matures in April 2023 thus classified as a current liability, is subject to collateral cover ratio covenant test falling due by the end of April 2023. The Group is in the process of calculating the collateral cover ratio and anticipates that it might be less than the required ratio specified in the borrowing agreement. However, there will be no adverse impact on the Group’s financial position as the Group has the ability and intent to settle this obligation at its maturity date.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.2	Long-term loans from banks (continued)

Details of interest rate during the year of borrowings as of December 31, 2022 as follows:

Loans and borrowings	Currency	Interest rate applicable in 2022
Secured loans	VND	Floating interest rate, determined by the bank every six months, 10% per annum for the whole year
Secured loans without swap contract	USD	Floating interest rate, from 0.91% to 8.07% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 19A)	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum

11.3	Domestic bonds

The balance as of 31 December 2022 includes bonds arranged by a third counterparty:

•

The bonds being due in December 2024 with a total issuance value of VND11,500 billion. The remaining principal balance of the bonds is VND11,386 billion (USD482.5 million) (net of issuance costs) as of December 31, 2022. These bonds are secured by shares of an affiliate in the Group held by the ultimate parent company, and bear interest at the rate ranging from 9% to 9.25% for the first year. In the following years, the interest rate is determined by the 3.8% to 3.9% marginal interest rates and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Company and its subsidiaries have received a guarantee (irrevocable and unconditional) for all payment obligations related to this bond from the ultimate parent company.

•

The bonds being due in May 2025 with a total issuance amount of VND2,000 billion. The remaining principal balance of the bonds is VND1,976 billion (USD83.7 million) (net of issuance costs) as at December 31, 2022. The bonds are secured by shares of an affiliate held by the ultimate parent company, are guaranteed (irrevocable and unconditional) by the ultimate parent company for entire repayment obligations relating to the bonds and bear interest at the rate of 9.26% for the first year. In the following years, the interest rate is determined by 3.9% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank;

•

The bonds being due in September 2025 with a total expected issuance amount of VND1,200 billion, of which the Group received a disbursement of VND620 billion (USD 26.3 million). The remaining principal balance of the bonds as of December 31, 2022 is VND611 billion (USD25.9 million) (net of issuance costs). The bonds are secured by shares of the ultimate parent company held by VIG, and guaranteed by the ultimate parent company. The bonds bear interest at the rate of 10.42% for the first year. In the following years, the interest rate is determined by 5% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.3	Domestic bonds (continued)

of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank.

12.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

This represents deposits and down payment received in advance from customers for sales of automobiles, escooters and service parts, which included VND600 billion (USD25.4 million) of refundable deposit liabilities and VND973 billion (USD41.2 million) non-refundable down-payment of contract liabilities. Revenue recognized in 2022 from these contract liabilities at the beginning of the year amounted to approximately VND1,009 billion (USD42.8 million) (in 2021: VND1,069 billion).

13.	DEFERRED REVENUE

Deferred revenue mainly related to service-type warranties, leasing activities for batteries and maintenance services consisted of the following:

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Beginning balance of the period	9,087	43,283	1,834,025
Additions	122,035	615,265	26,070,551
Revenue recognized	(87,839)	(51,705)	(2,190,890)

Ending balance of the period	43,283	606,843	25,713,686

Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet dates. From the deferred revenue balance as of December 31, 2021, revenue recognized during the year ended December 31, 2022 was VND21 billion (USD0.9 million). Of the total deferred revenue as of December 31, 2022, the Group expects to recognize VND107 billion (USD4.5 million) of revenue in the next 12 months. The remaining balance will be recognized over the performance period.

14.	SHORT-TERM ACCRUALS

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Financial liabilities:
Accruals for purchase of raw material, machines and equipment, information technology system and development costs	2,871,354	7,885,194	334,118,390
Accrued construction costs of factories and infrastructures	548,739	1,561,480	66,164,407
Accrued selling expenses	148,142	827,978	35,083,814
Accrued loan and bonds interests	273,875	500,259	21,197,415
Others	276,958	281,755	11,938,771

TOTAL	4,119,068	11,056,666	468,502,797

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

15.	OTHER LIABILITIES

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Current non-financial liabilities:
Provision for contract penalty, compensations and purchase commitment	4,115,956	1,321,147	55,980,805
Tax payable	626,370	1,756,860	74,443,220
Assurance-type warranties	164,180	254,792	10,796,271
Payables to employees	313,099	631,064	26,740,000
Others	94,358	214,115	9,072,670

TOTAL	5,313,963	4,177,978	177,032,966

Non-current non-financial liabilities:
Assurance-type warranties	171,290	606,429	25,696,144

TOTAL	171,290	606,429	25,696,144

Details of movement of certain provisions during the year are as below:

	Currency: VND million
	Provision for contract penalty and compensation for the ICE phasing-out	Provision related to purchase commitment	Provision related to cessation of certain Escooter models	Provision for cancellation of lease contract	Assurance-type warranties (i)	TOTAL
At January 1, 2021:	—	1,444,833	—	—	428,046	1,872,879
Provision made during the year	4,340,322	65,981	—	—	178,377	4,584,680
Change in accounting estimate for pre-existing warranties	—	—	—	—	(211,399)	(211,399)
Reversal of provision	—	(245,101)	—	—	—	(245,101)
Offsetting against advances	(402,777)	—	—	—	—	(402,777)
Utilized	—	(1,087,302)	—	—	(59,554)	(1,146,856)

At December 31, 2021	3,937,545	178,411	—	—	335,470	4,451,426

At January 1, 2022:
Provision made during the year	—	—	142,264	130,515	740,710	1,013,489
Change in accounting estimate for pre-existing provisions	(157,349)	(7,728)	—	—	(25,024)	(190,101)
Utilized	(2,727,358)	(170,683)	(4,470)	—	(189,935)	(3,092,446)

At December 31, 2022	1,052,838	—	137,794	130,515	861,221	2,182,368

USD	44,611,779	—	5,838,729	5,530,297	36,492,415	92,473,220

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

15.	OTHER LIABILITIES (continued)

(i) The estimated impact of extension warranty period for cars sold before December 31, 2021 as disclosed in the consolidated statements of shareholders’ equity is VND357 billion (USD15.1 million) and was recorded in selling and distribution costs for the year ended December 31, 2022.

Provision for compensation due to ICE phase out event

The Group estimated and made provision amounting to VND4,340,322 million in the year ended December 31, 2021 for compensation expenses deriving from early termination of contracts with suppliers as a result of the Group’s ICE phasing-out plan (Note 1). As of December 31, 2022, VinFast Vietnam is in the process of negotiating with certain suppliers to finalize the compensation expenses (Note 24).

Provision related to purchase commitment

A provision is recognized for expected claims on purchase commitment from suppliers in relation to the purchase of parts, based on respective agreements and negotiation between the counterparties. The pricing is based on estimated purchased volumes. In case of shortfall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from VinFast Vietnam. Amounts charged by those parties would be negotiated separately for each period.

16.	LEASES

Group as a lessee

The Group determines whether an arrangement is a lease at inception. The Group has entered into various non-cancellable operating and finance lease agreements for lands, showrooms, offices and tooling used in its operations. The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of or less than 12 months).

As most of the leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The balances for the operating leases and finance lease where the Group is the lessee are presented as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Operating lease
Right-of-use assets – Operating lease	2,235,169	4,558,983	193,177,246
Total operating lease liabilities	1,673,647	4,025,234	170,560,763
In which:
Current portion of operating lease liabilities	375,293	768,883	32,579,788
Non-current operating lease liabilities	1,298,354	3,256,351	137,980,975
In which:
Lease liabilities from related parties (*)	663,812	689,846	29,230,763
Lease liabilities from third parties	1,009,835	3,335,388	141,330,000

Finance lease
Right-of-use assets – Finance lease	96,582	—	—

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES (continued)

Group as a lessee (continued)

(*) Detail of balance of lease liabilities from related parties are as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Vinhomes JSC	49,965	41,517	1,759,195
VincomRetail JSC	234,462	237,939	10,082,161
VincomRetail Operation LLC	379,385	410,390	17,389,407

TOTAL	663,812	689,846	29,230,763

The components of lease expense are as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Operating lease expense	336,644	757,710	32,106,356
Finance lease expense	12,421	—	—

Other information related to operating leases where the Group is the lessee is as follows:

	As of December 31,
Weighted-average remaining lease term: (months)	2021	2022
Operating lease – Land lease	555	545
Operating lease – Showrooms and offices	51	53
Finance lease – Tooling	89	—

Weighted-average discount rate:
Operating leases	8.88%	9.2%

Supplemental cash flow information related to operating leases where the Group is the lessee was as follows:

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	289,642	638,235	27,043,856

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES (continued)

Group as a lessee (continued)

As of December 31, 2022 and 2021, the maturities of operating lease liabilities (excluding short-term leases) were as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Less than 1 year	395,413	811,630	34,391,102
From 1 to 2 years	388,990	905,685	38,376,483
From 2 to 3 years	387,991	904,013	38,305,636
From 3 to 4 years	366,273	822,308	34,843,559
From 4 to 5 years	275,803	647,396	27,432,034
Thereafter	740,294	2,086,969	88,430,890

TOTAL	2,554,764	6,178,001	261,779,704

Less: Imputed interest	881,117	2,152,767	91,218,941
Present value of lease obligations	1,673,647	4,025,234	170,560,763
Less: Current portion	375,293	768,883	32,579,788

Non-current portion of lease obligations	1,298,354	3,256,351	137,980,975

Group as a lessor

Operating Lease and Sales-type Lease Receivables

As of December 31, 2021, the Group, as a lessor, leased a part of factory under a finance lease agreement that lasts for 48 years. Subsequently, as disclosed in Note 21, the Group transferred the factory, which belongs to non-leased back component, to Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”) in February 2022 under the Business Cooperation Contract (“BCC”) agreement, as of result of this transfer, the Group derecognized the sales-type lease receivables from the consolidated financial statements.

The Group is also the lessor of batteries of EV and E-scooter (Note 2(p)).

As of December 31, 2022 and 2021, maturities of our operating lease and sales-type lease receivables from customers for each of the next five years and thereafter were as follows:

	Sale-type lease			Operating lease
	As of December 31,			As of December 31,
	2021 VND million	2022 VND million	2022 USD	2021 VND million	2022 VND million	2022 USD
Less than 1 year	19,746	18,677	791,398	65,283	92,632	3,925,085
From 1 to 2 years	19,746	18,677	791,398	57,747	92,632	3,925,085
From 2 to 3 years	19,746	18,677	791,398	57,747	92,632	3,925,085
From 3 to 4 years	19,746	18,677	791,398	48,893	92,632	3,925,085
From 4 to 5 years	19,746	18,677	791,398	31,040	92,632	3,925,085
Thereafter	796,135	56,031	2,374,196	68,595	367,748	15,582,542

TOTAL	894,865	149,416	6,331,186	329,305	830,908	35,207,967

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES (continued)

Group as a lessor (continued)

Net investment in sales-type leases

Net investment in sales-type leases, which is the sum of the present value of the future contractual lease payments, is presented on the consolidated balance sheet as a component of prepaid expenses and other current assets for the current portion and as other assets for the non-current portion. Lease receivables relating to sales-type leases are presented on the consolidated balance sheet as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Gross lease receivables	944,227	149,417	6,331,229
Received cash	(49,364)	(2,649)	(112,247)
Unearned interest income	(712,390)	(59,258)	(2,510,932)

Net investment in sales-type leases	182,473	87,510	3,708,050

Reported as:
Current net investment in sales-type lease	169	5,448	230,847
Non-current net investment in sales-type lease	182,304	82,062	3,477,203

Net investment in sales-type leases	182,473	87,510	3,708,050

Lease income in operating lease

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Lease income relating to lease payments	11,466	26,387	1,118,077
Lease income relating to variable lease payments not included in the measurement of the lease receivable	7,770	14,065	595,959

17.	CORPORATE INCOME TAX

The tax report filed by the entities under the Group is subject to examination by the tax authorities. As the application of tax laws and regulations is susceptible to varying interpretations, the amounts reported in the consolidated financial statements are more-likely-than-not and could change based on the interpretation of tax law by the relevant legal authorities.

The major components of tax expense for the years ended December 31, 2022 and 2021 were:

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Income taxes
Current income tax expense	58,701	—	—
Deferred income tax expense	150,536	946,738	40,116,017

Income tax expense reported in the consolidated statement of operations	209,237	946,738	40,116,017

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

The reconciliation of tax computed by applying the Vietnam’s statutory tax rate of 20% to the Group’s income tax expense of the years presented are as follows:

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Loss before tax expense	(32,009,724)	(48,902,132)	(2,072,124,238)
Income tax benefit computed at the Vietnam statutory tax rate of 20%	(6,401,985)	(9,780,426)	(414,424,848)
Effect of preferential tax rates	3,086,200	4,397,659	186,341,483
Foreign tax rates differential	(128,853)	(232,379)	(9,846,568)
Non-deductible expenses	181,983	684,104	28,987,458
Change in valuation allowance	3,471,892	5,877,780	249,058,492

Estimated income tax expense	209,237	946,738	40,116,017

The Vietnam statutory income tax rate was used because the majority of the Group’s operations are based in Vietnam.

17.1	Current corporate income tax

Singapore

The Company incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2022.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income. For VinFast Vietnam, the entity was granted an incentive generated from investment project with the tax rate of 10% in the first consecutively 15 years commencing from the first year (2018) in which income from investment project is generated. VinFast Vietnam is entitled to an exemption from CIT for investment project for 4 years commencing from the first year (2021) in which a taxable income from investment project is earned, and a 50% reduction of CIT for the subsequent 9 years. Accordingly, for fiscal year 2022, VinFast Vietnam is entitled to a preferential tax rate of 10% and CIT exemption, leading to the effective tax rate of 0%.

The CIT rates applicable to subsidiaries established in countries other than Singapore and Vietnam vary depending on the regulations of the local tax authorities.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.2	Deferred tax

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Deferred tax assets
Unrecognised tax loss carried forward	1,745,182	3,238,531	137,225,890
Differences in useful life of fixed assets	98,666	45,719	1,937,246
Written-off R&D expenses	118,549	877,778	37,193,983
Loss on revaluations of financial instruments to fair value and impact of amortized cost	390,745	—	—
Exceeding-deductible-cap interest expense carried forward	430,351	728,237	30,857,500
Deferred tax assets from lease back transaction	—	2,806,243	118,908,602
Lease liabilities	384,044	904,451	38,324,195
U.S start-up costs	—	704,720	29,861,017
Others	56,817	443,249	18,781,737

Total deferred tax assets	3,224,354	9,748,928	413,090,170
Less valuation allowance	(2,840,310)	(7,570,934)	(320,802,288)

Total deferred tax assets, net amount	384,044	2,177,994	92,287,882

Deferred tax liabilities
Deferred tax liabilities from lease back transaction	—	(2,115,120)	(89,623,729)
Right-of-use assets	(384,044)	(904,451)	(38,324,195)
Battery leased assets	—	(93,110)	(3,945,339)
The tax effect of asset acquisitions that are not business combinations	(1,243)	(7,372)	(312,373)
Gain on revaluations of financial instruments to fair value and impact of amortized cost	—	(5,922)	(250,932)

Total deferred tax liabilities	(385,287)	(3,125,975)	(132,456,568)

Net deferred tax liabilities	(1,243)	(947,981)	(40,168,686)
Reflected in the consolidated balance sheet as follows:
Deferred tax assets	50,219	—	—
Deferred tax liabilities	(51,462)	(947,981)	(40,168,686)

Deferred tax liabilities, net	(1,243)	(947,981)	(40,168,686)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.3	Valuation allowance for deferred tax assets

Full valuation allowances have been provided where, based on all available evidence, management determined that it is more likely than not that deferred tax assets will not be realizable in future tax years. Movement of valuation allowance is as follow:

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Balance at beginning of the year	1,721,902	2,840,310	120,352,119
Additions	1,118,408	4,730,624	200,450,169

Balance at end of the year	2,840,310	7,570,934	320,802,288

Tax loss carried forward

The consolidated entities are entitled to carry tax losses forward to offset against taxable income arising within five years subsequent to the year in which the loss was incurred. As of December 31, 2022, the Group had accumulated tax losses of VND58,738 billion (USD2,488.9 million) available for offset against future taxable profit. These are estimated accumulated tax losses as per the CIT declarations of the consolidated entities which have not been finalized by the local tax authorities as of the date of these consolidated financial statements.

No deferred tax assets have been recognized in respect of these accumulated tax losses because future taxable profit cannot be ascertained at this stage.

The Group has tax losses mainly arising in Vietnam that will expire in several years for deduction against future taxable profit

Originating year	Can be utilized up to	Tax loss amount VND million
2018	2023	38,141
2019	2024	3,159,750
2020	2025	10,146,449
2021	2026	16,833,932
2022	2027	26,597,720

TOTAL		56,775,992

As of December 31, 2022, the Group has tax losses arising in subsidiaries other than Vietnam of VND1,962 billion (USD 83.1 million) that will be carried for deduction against future taxable profit depending on the local tax regulations.

Uncertain tax position

The management takes into account the requirement of ASC 740 for all uncertainty over income tax treatments. In determining the treatment for uncertain tax positions, the management considers either the probability of whether the relevant taxation authority will accept the tax treatment under tax law or

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.3	Valuation allowance for deferred tax assets (continued)

Uncertain tax position (continued)

preparing its income tax filings and supporting tax treatments. Based on the reasonable estimates and prudent judgements of the management, it is more likely than not that the taxation authority will accept all uncertain tax treatments of the Group. Accordingly, the Group did not record any uncertain tax position as of December 31, 2022 and 2021.

Income tax returns are filed in multiple jurisdictions and are subject to examination by taxing authorities throughout the world. We have open tax years from 2020 to 2022 with various significant tax jurisdictions. Tax authorities may have the ability to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle.

18.	OTHER INCOME AND EXPENSES AND LOSSES PER SHARE

18.1	Other operating income/expenses

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Other operating income
Foreign exchange gains	450,380	33,774	1,431,101
Others	238,198	159,318	6,750,763

Total	688,578	193,092	8,181,864

Other operating expenses
Foreign exchange losses	1,611	861,935	36,522,669
Penalties	112,704	—	—
Loss from disposal of long-lived assets	113,395	—	—
Others	48,396	47,536	2,014,237

Total	276,106	909,471	38,536,906

Net other operating income/(expenses)	412,472	(716,379)	(30,355,042)

18.2	Finance income

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Interest income on loan receivables	415,230	81,836	3,467,627
Interest income on sales-type lease	25,054	1,749	74,110
Others	5,855	4,475	189,619

Total	446,139	88,060	3,731,356

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

18.	OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

18.3	Finance costs

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Contractual coupons on loans and borrowings	3,442,117	5,883,067	249,282,500
Change in amortized costs of financial instruments measured at amortized cost	1,156,118	1,999,914	84,742,119
Others	—	76,859	3,256,737

Total	4,598,235	7,959,840	337,281,356

18.4	Investment gain

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Fair value gain from equity instruments measured at fair value through profit or loss	879,792	—	—
Gain from disposal of investments	47,092	—	—
Others	29,704	—	—

Total	956,588	—	—

18.5	Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2022 and 2021. Details are as below:

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Net loss attributable to controlling interests	(32,183,727)	(49,783,795)	(2,109,482,840)

Net loss attributable to controlling interests adjusted for the effect of dilution	(32,183,727)	(49,783,795)	(2,109,482,840)

			Unit: Shares
Weighted average number of ordinary shares for basic earnings per share	1,656,188,563	2,411,812,478	2,411,812,478

Weighted average number of ordinary shares adjusted for the effect of dilution	1,656,188,563	2,411,812,478	2,411,812,478

	For the year ended December 31,
	2021	2022	2022
	VND	VND	USD
Basic loss per share	(19,432)	(20,642)	(0.87)
Diluted loss per share	(19,432)	(20,642)	(0.87)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

18.	OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

18.5	Loss per share (continued)

In January 2022, the Company effected a 100-for-one split of ordinary shares. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share split.

19.	FAIR VALUE HIERARCHY

A.	Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	As of December 31, 2021
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Long-term derivative asset — cross currency interest rate swaps contract (i)	—	—	5,291	5,291

At December 31, 2021	—	—	5,291	5,291

Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities — cross-currency interest rate swaps contract (i)	—	—	2,003,184	2,003,184
In which:
Non-current portion	—	—	891,711	891,711
Current portion	—	—	1,111,473	1,111,473

At December 31, 2021	—	—	2,003,184	2,003,184

(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2021.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	As of December 31, 2022
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets — cross-currency interest rate swaps contracts (i)	—	—	1,229,050	1,229,050	52,078,390
In which:
Non-current portion	—	—	696,332	696,332	29,505,593
Current portion	—	—	532,718	532,718	22,572,797

At December 31, 2022	—	—	1,229,050	1,229,050	52,078,390

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (Note 20 (ii))	—	—	15,180,723	15,180,723	643,250,975

At December 31, 2022	—	—	15,180,723	15,180,723	643,250,975

(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2022.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow (continued):

	As of January 1, 2021	Net change in unrealized fair value recognized in consolidated statements of operations	As of December 31, 2021
	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Long-term derivative assets — cross-currency interest rate swaps contracts (i)	309,524	(304,233)	5,291
Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities — cross-currency interest rate swaps contracts (i)	1,643,510	359,674	2,003,184
In which:
Non-current portion	803,691	88,020	891,711
Current portion	839,819	271,654	1,111,473

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow (continued):

	As of January 1, 2022	Initial recognition during the year	Net change in unrealized fair value recognized in consolidated statements of operations	As of December 31, 2022	As of December 31, 2022
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset — cross-currency interest rate swaps contract (i)	5,291	—	1,223,759	1,229,050	52,078,390
In which:
Non-current portion	5,291	—	691,041	696,332	29,505,593
Current portion	—	—	532,718	532,718	22,572,797
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 20 (ii))	—	13,995,359	1,185,364	15,180,723	643,250,975
- Derivative liabilities — cross-currency interest rate swaps contract (i)	2,003,184	—	(2,003,184)	—	—
In which:
Non-current portion	891,711	13,995,359	293,653	15,180,723	643,250,975
Current portion	1,111,473	—	(1,111,473)	—	—

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

(i)

The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2, and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving a notional amount in USD with the financial institutions. The outstanding notional amounts of the Group’s derivative instruments were maximum equal to the carrying value of syndicated loans No. 1, No. 2 and No. 3 as disclosed in Note 11.2.

As of December 31, 2022, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND1,229 billion (USD52.1 million) (2021: VND1,998 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for 2022 was recorded as net gain on financial instruments at fair value through profit or loss in the consolidated statement of operations.

B.	Valuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 1 and Level 3 of the fair value hierarchy:

•	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of December 31, 2022 are shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2021	Interpolated LIBOR for subsequent years	0.18-1.19
		December 31, 2022	Interpolated LIBOR for subsequent years	4.41-4.96
CCIRS contract of the loan No.2	DCF	December 31, 2021	Interpolated LIBOR for subsequent years	0.11-1.13
		December 31, 2022	Interpolated LIBOR for subsequent years	4.54-4.97
CCIRS contract of the loan No.3	DCF	December 31, 2021	Interpolated LIBOR for subsequent years	0.03-0.68
		December 31, 2022	Interpolated LIBOR for subsequent years	4.86-4.89

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

B.	Valuation processes (continued)

Valuation methods and assumptions (continued)

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and DCF	December 31, 2022	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date
			Fair value of the ordinary shares ($) (i)	3.31
			Dividend yield ($) (ii)	0
			Volatility (ii)	85%-88%

(i)

The fair value of ordinary shares is estimated based on the DCF method. Because there has been no public market for ordinary shares, the Company with the assistance of an independent third party valuer has determined the fair value of ordinary shares by considering a number of objective and subjective factors, including, amongst others, operating and financial performance and trends in industry. There is inherent uncertainty in these estimates. A $1 increase/decrease in the estimated fair value of ordinary shares would result in an increase/decrease in fair value of the Financial liabilities in respect of DPS2 by VND155.2 billion/VND90.1 billion (USD6.6 million/ USD3.8 million), respectively.

(ii)

The risk-free rates are estimated based on the curve of USD LIBOR rates, swap rates, future rates as at the valuation date. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies mirroring the remaining time to respective conversion or maturity date of the EB.

Lattice model is applied to back-solve the implied credit spread of the Company at First closing date. 1% increase/decrease in the credit spread of the Company would result in a decrease/increase in fair value of the Financial liabilities in respect of DPS2 by VND146.2 billion/VND148.4 billion (USD6.2 million/ USD6.3 million), respectively.

20.	DIVIDEND PREFERENCE SHARES

(i)

In March 2022, the General Shareholders of VinFast Vietnam approved the issuance of 600,000,000 dividend preference shares (“DPS1”) to Vingroup JSC, at par value of VND10,000 per share. In December 2022, the General Shareholders of VinFast Vietnam approved the amendment to the rights of the shareholder of these DPS1. These preference shares are non-voting, non-redeemable and entitled to 0.01% of the issuance value per annum in the event VinFast Vietnam has positive retained earnings (after deduction of all dividend). The dividend is paid at the time decided by the General Meeting of Shareholders of VinFast Vietnam. The Shareholders have an optional conversion option to convert the

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

20.	DIVIDEND PREFERENCE SHARES (continued)

DPS1 to ordinary shares of VinFast Vietnam after December 31, 2023 at the fixed rate of 1:1 if the IPO event does not occur prior to this date.

(ii)

On April 29, 2022 and June 4, 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD525 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘First Closing Bonds’) and USD100 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘Second Closing Bonds’), respectively. Both First Closing Bonds and Second Closing Bonds are referred to as the “EB”. Investors of the EB have right to require Vingroup JSC to redeem the EB upon the occurrence of certain events, including, amongst others, a change of control of the Company, certain qualifying liquidity events occurring or failing to occur on or prior to September 25, 2023, in respect of the Company. The amount payable upon redemption depends on the relevant redemption event, timing and other applicable conditions; in certain instances, the amount payable is the amount which would provide the investors an agreed minimum internal rate of return.

Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which investors of the EB have the rights to exchange their EB upon the completion of an initial public offering of the Company, for a specified number of ordinary shares in the Company at the exchange rate determined at the time of exchange.

Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of the EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of Dividend Preferred Shares (“DPS2”).

In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion (USD497.7 million) and VND2,249.64 billion (USD95.3 million) to Vingroup JSC, respectively. The DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. The DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2.

In July 2022, the Company entered into a put option agreement with Vingroup JSC, which was amended in December 2022, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.

The above series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle, collectively, the ‘Financial liabilities in respect of DPS2’ and is measured at fair value through profit or loss in the consolidated statements of the Group.

As of December 31, 2022, the fair value of the Financial liabilities in respect of DPS2 was VND15,181 billion (USD 643.3 million). Change in fair value of the Financial liabilities in respect of DPS2 was recorded as loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

(iii)

In December 2022, the General Shareholders of VinFast Vietnam approved the issuance of 2,578,216,022 Dividend preference shares (“DPS3”) to Vingroup JSC at par value of VND10,000 per share. Vingroup used the P-Notes as consideration to subscribe for DPS3 (Note 1(a)). These preference shares are

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

20.	DIVIDEND PREFERENCE SHARES (continued)

non-voting, non-redeemable and entitled to dividend of 0.01% of the par value per annum in the event VinFast Vietnam has positive retained earnings (after deduction of all dividend). The dividend is paid at the time decided by the General Meeting of Shareholders of VinFast Vietnam. The Shareholders have a conversion option to convert the DPS3 to ordinary shares of VinFast Vietnam after December 31, 2023 at the fixed rate of 1:1 if the IPO event does not occur prior to this date.

In December 2022, the General Shareholders of VinFast Vietnam also approved the issuance of 4,573,371,392 Dividend preference shares (“DPS4”) to Vingroup at par value of VND10,000 per share. Vingroup used its loans to VinFast Vietnam as consideration to subscribe for DPS4. These preference shares are non-voting, non-redeemable and entitled to dividend of 9% of the par value per annum in the event VinFast Vietnam has positive retained earnings (after deduction of all dividend). The amount of dividend can be adjusted upon agreement between Vingroup and VinFast Vietnam. The dividend is paid at the time decided by the General Meeting of Shareholders of VinFast Vietnam. The Shareholders have a conversion option to convert the DPS4 to ordinary shares of VinFast Vietnam after December 31, 2023 at the fixed rate of 1:1 if the IPO event does not occur prior to this date.

21.	TRANSACTIONS WITH RELATED PARTIES

The principal related parties with which the Group had significant transactions during the years ended December 31, 2022 and 2021 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Member of the Board of Directors
Vingroup JSC	Ultimate Parent
VIG	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
VinES JSC	Entity under common control
Vinbus Ecology Transport Services LLC	Entity under common control
Vincom Retail JSC	Entity under common control
Vincom Retail Operation LLC	Entity under common control
VIN3S JSC	Entity under common control
VHIZ JSC	Entity under common control
Vinhomes JSC	Entity under common control
Vinpearl JSC	Entity under common control
Vinsmart Research and Manufacture JSC	Entity under common control
VinFast Lithium Battery Pack LLC	Joint venture (until December 3, 2021) Associate of Parent Company
SADO JSC	Entity under common control
Times Trading Investment and Development One Member LLC	Entity under common control
Vinbiocare Biotechnology JSC	Entity under common control
Thai Son Construction Investment JSC	Entity under common control

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2022 and 2021 were as follows:

		For the year ended December 31,
		2021	2022	2022
Related party	Transactions	VND million	VND million	USD
Vingroup JSC	Borrowings	31,938,007	51,879,878	2,198,299,915
	Borrowings (converted from the Group’s consideration payable to Vingroup JSC for acquisition of Vingroup Investment)	4,693,380	—	—
	Borrowings (converted from interest payable)	—	2,625,845	111,264,619
	Interest expense	1,229,683	2,349,133	99,539,534
	Capital contribution by offsetting against borrowings (Note 20(iii))	4,121,775	45,733,714	1,937,869,237
	Capital contribution receipt in cash (Note 20(i))	2,515,000	6,000,000	254,237,288
	Capital contribution by offsetting against P-notes (Note 20(iii))	—	25,782,160	1,092,464,407
	Capital contribution receipt in cash	—	163,392	6,923,390
	Issuance of DPS2 (Note 20(ii))	—	13,995,359	593,023,686
	Payable due to the acquisition of VinFast Vietnam by VinFast Auto	25,782,160	—	—
	Advance to acquire shares of VinFast Vietnam	235,000	—	—
	Cash received from selling car vouchers	—	700,150	29,667,373

Asian Star	Borrowings	—	94,920	4,022,034
	Capital contribution receipt in cash	—	47,569	2,015,636

VIG	Payable due to the acquisition of VinFast Vietnam by VinFast Auto	24,208,340	—	—
	Consideration receivable from disposal of ICE assets which was used to offset against P-notes	—	24,208,340	1,025,777,119
	Consideration receivable from disposal of ICE assets which was used to offset against debts related to lease back ICE assets	—	1,148,215	48,653,178
	Cash received for disposal of ICE assets (inclusive of VAT receivable)	—	2,000,000	84,745,763
	Capital contribution receipt in cash	5,870,619	106,168	4,498,644
	Advance to acquire shares of VinFast Vietnam	226,917	—	—

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2022 and 2021 were as follows (continued):

		For the year ended December 31,
		2021	2022	2022
Related party	Transactions	VND million	VND million	USD

Pham Nhat Vuong	Capital contribution in cash	247,963	—	—
	Sponsorship contribution - accounted for as deemed contribution	—	350,000	14,830,508

Vinhomes JSC	Cash received from selling car and e-scooter vouchers	3,967,140	5,345,953	226,523,432
	Borrowings	4,270,000	—	—
	Reduction of borrowings through offsetting debt	1,921,337	—	—

Vinpearl JSC	Loan receivables	4,353,000	—	—
	Borrowing	—	500,000	21,186,441
	Interest receivable	244,557	72,353	3,065,805
	Purchase of hospitality vouchers	165,303	56,095	2,376,907
	Advance to buy voucher	—	150,000	6,355,932
	Hotel service expenses	121,122	99,794	4,228,559

VinES JSC	Sale of battery parts and finished batteries	—	1,355,548	57,438,475
	Transfer of battery production facilities	—	5,061,503	214,470,466
	Purchase of finished battery packs, tools and service	—	5,413,397	229,381,229
	Payment on behalf related to batteries purchase	—	7,448,574	315,617,542

Vinsmart Research and Manufacture JSC	Loan receivable	1,227,000	—	—
	Transfer of investments	634,406	—	—
	Purchase of smartphones	930,065	—	—
	Purchase of fixed assets, tools, materials and goods	595,827	3,178,988	134,702,881

VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	336,000	56,000	2,372,881
	Interest expense	—	1,202,202	50,940,763

Vincom Retail JSC	Borrowings	295,000	3,250,000	137,711,864

Vincom Retail Operation LLC	Rental showrooms and charging stations	76,666	110,077	4,664,280
	Borrowings	—	4,570,000	193,644,068

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2022 and 2021 were as follows (continued):

		For the year ended December 31,
		2021	2022	2022
Related party	Transactions	VND million	VND million	USD

SADO JSC	Loan receivables	107,200	—	—

Times Trading Investment and Development One Member LLC	Loan receivables	108,000	—	—

Vinbiocare Biotechnology JSC	Borrowing	137,500	—	—

VIN3S JSC	Purchase of information technology services and software	148,586	350,577	14,854,958

Thai Son Construction Investment JSC	Borrowing	1,900,000	—	—

VinFast Lithium Battery Pack LLC (Joint venture until December 3, 2021)	Purchase of assets, materials and tools	189,407	319	13,517

Vinbus Ecology Transport Services LLC	Revenue from sale of electric buses	480,102	847,128	35,895,254

Transactions with VHIZ JSC related to Asset Transfer

According to the Business Cooperation Contract (“BCC”) and related appendices signed between VinFast Vietnam and VHIZ JSC, VHIZ JSC contributed an amount of VND17,005 billion to VinFast Vietnam for the transfer of assets of certain component projects (mainly land and structures, factories and infrastructure associated on the land of the VinFast Automotive Manufacturing Complex project in Hai Phong) to VHIZ JSC and would earn a yield of VinFast Vietnam’s total revenue. The yield applicable for period from August 2020 to December 2020 is 2% of VinFast Vietnam’s total revenue but not less than VND22,000 million per month, and for period from January 2021 to February 2022 is 1.5% of VinFast Vietnam’s total revenue but not less than VND28,000 million per month while awaiting completion of legal procedures for project handover. In February 2022, VinFast Vietnam completed the transfer of the component projects to VHIZ JSC with total consideration of VND16,036 billion (USD679.5 million). At the same time, VinFast Vietnam also signed a long-term lease contract (45 years) to lease back majority of the transferred assets (except for those in the Supplier Park) from VHIZ JSC (“the Leased-back assets”), to continue production activities of VinFast Vietnam. The non-leaseback portion of transferred assets was transferred to VHIZ JSC.

While waiting for the legal title of VHIZ JSC to be registered in the land certificate, VinFast Vietnam and VHIZ JSC signed a short-term business cooperation contract (“BCC 2022”) to continue using the Leased-back assets for production and operation until the legal title of the Transferred portion of the project is registered under VHIZ JSC in the land certificate. The legal title registration procedures were completed in October 2022. The Leased-back assets continue to be recognized as property, plant and equipment of the Group.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Transactions with VIG JSC related to ICE assets disposal

As disclosed in Note 1, in 2022, VinFast Vietnam disposed ICE Assets amounting to VND12,817.7 billion (USD543.1 million) to VIG at total contractual consideration amount of VND28,999 billion (USD1,228.8 million), including VAT. After the ICE Assets were legally transferred in June 2022, a portion of these assets was leased back until early November 2022, at which point ICE vehicle production was ceased, resulting to the disposal of ICE Assets being completed by that time, at net gain of VND13,604.2 billion (USD576.4 million). During 2022, VIG settled (i) VND2,000 billion (USD84.7 million) in cash, (ii) VND24,208.3 billion (USD 1,025.8 million) through the assignment of the Share Acquisition P-Note held by VIG to VinFast Vietnam in 2022 and (iii) VND1,148.2 billion (USD48.7 million) through offsetting against outstanding fixed rental fee receivables for the leased-back period due from VinFast Vietnam. For the purpose of presentation, the net gain of VND13,604.2 billion (USD576.4 million) is presented net of the outstanding receivable due from VIG of VND1,642.5 billion (USD69.6 million). As a result, the net impact of VND11,961.7 billion (USD506.9 million) is recognized in the consolidated statements of shareholders’ equity as a deemed contribution arising from the disposal of the ICE assets.

Terms and conditions of transactions with related parties during the years

During the year ended December 31, 2022 and 2021, the Group sold/purchased goods and rendered/purchased services to/from related parties based on negotiated prices.

The sales to and purchases from related parties are made on terms agreed among parties. Outstanding balances at the year-end are unsecured and interest free (except for loans to and borrowings from related parties which are subject to interest rate of 7.5% or 10% per annum) and settlement occurs in cash or offsetting against debts. There has been no guarantee provided or received for any related party receivables or payables.

During the year ended December 31, 2022 and 2021, the Group has not made provision for doubtful debts relating to amounts due from related parties. This assessment is undertaken each financial period through the examination of the financial position of the related parties and the market in which the related parties operate.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Terms and conditions of transactions with related parties during the years (continued)

Amounts due to and from related parties as of December 31, 2022 and 2021:

	As of December 31
	2021	2022	2022
	VND million	VND million	USD
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	1,997,181	1,978,097	83,817,669
Short-term loans (Note 21a)	1,563,299	545,400	23,110,169
Short-term advance to and receivables (Note 21b)	433,882	1,432,697	60,707,500
Long-term loans to and receivables	45,950	44,533	1,886,992
Long-term loans (Note 21a)	16,750	—	—
Long-term receivables	29,200	44,533	1,886,992

Total	2,043,131	2,022,630	85,704,661

Amounts due to related parties
Short-term payables to and borrowings from related parties	56,035,252	17,325,317	734,123,602
Short-term payables (Note 21b)	55,740,252	16,605,397	703,618,517
Short-term borrowings (Note 21a)	295,000	719,920	30,505,085
Long-term payables to related parties	41,142,764	21,918,710	928,758,898
Long-term payables (Note 21b)	14,531,172	14,371,365	608,956,144
Long-term borrowings (Note 21a)	26,611,592	7,547,345	319,802,754

Total	97,178,016	39,244,027	1,662,882,500

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Terms and conditions of transactions with related parties during the years (continued)

a)	Detail of loans to and borrowings from related parties:

•	As of December 31, 2022:

Related parties	VND million	Interest rate per annum	Maturity date
Short-term loans to a related party
Vinpearl JSC	545,400	9%	September 2023

Total	545,400

Short-term borrowings from related parties
Vingroup JSC	325,000	9%	From August 2023 to October 2023
Vinpearl JSC	300,000	9%	August 2023
Asian Star	94,920	7.5%	June 2023

Total	719,920

Long-term borrowings from a related party
Vingroup JSC	7,547,345	9%	February 2024 and December 2026

Total	7,547,345

•	As of December 31, 2021:

Related parties	VND million	Interest rate per annum	Maturity date
Short-term loans to related parties
Vinpearl JSC	1,500,400	9%	From June 2022 to July 2022
Vinsmart Research and Manufacture JSC	62,899	9%	September 2022

Total	1,563,299

Short-term borrowings from a related party
Vincom Retail JSC	295,000	10%	October 2022

Total	295,000

Long-term borrowings from related parties
Vingroup JSC	24,262,930	9%	From February 2023 to September 2023
Vinhomes JSC (*)	2,348,662	9%	February 2023

Total	26,611,592

(*)	The collateral for the borrowing from Vinhomes JSC is a portion of equity interest in an affiliate, held by Vingroup JSC and entire rights and benefits associated with the equity interest.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Terms and conditions of transactions with related parties during the years (continued)

b)	Detail of other balance due from and due to related parties:

•	As of December 31, 2022:

Related parties	Transactions	VND million
Short-term advance to and receivables from related parties
VinES JSC	Receivable from disposal of assets	1,000,000
VinFast Lithium Battery Pack LLC	Receivable from disposal of assets and selling material	46,270
Vinpearl JSC	Interest receivables	133,626
	Advance for purchase of vouchers	91,944
	Other receivables	24,634
Vingroup JSC	Receivable from providing services and disposal of assets	45,676
VHIZ JSC	Payment on behalf and others	38,413
Others	Other advance and short-term receivables	52,134

Total		1,432,697

Short-term payables to related parties
VHIZ JSC	Payable relating to leaseback transaction and others	919,493
Vingroup JSC	Car vouchers which have not been redeemed	699,390
	Interest payables and others	113,883
Vinsmart Research and Manufacture JSC	Payable for purchasing of raw materials and assets	2,038,084
Vinhomes JSC	Car vouchers which have not been redeemed	3,520,132
	Other payables	84,801
VinES JSC	Payable relating to purchase of goods and services	8,816,483
Vin3S JSC	Payable relating to purchase of assets and services	104,792
Others	Other payables	308,339

Total		16,605,397

Long-term payables to related parties
VHIZ JSC	Payables relating to leaseback transaction and others	14,274,362
Vingroup JSC	Interest payables	97,003

Total		14,371,365

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Terms and conditions of transactions with related parties during the years (continued)

b)	Detail of other balance due from and due to related parties (continued):

•	As of December 31, 2021:

Related parties	Transactions	VND million

Short-term advance to and receivables from related parties
VinFast Lithium Battery Pack LLC	Receivable from disposal of assets and selling material	45,061
Vinsmart Research and Manufacture JSC	Interest receivables	95,989
Vinpearl JSC	Interest receivables	264,660
Others	Other advance and short-term receivables	28,172

Total		433,882

Short-term payables to related parties
VHIZ JSC	Obligation and deposit relating to business investment and cooperation contract	3,449,253
	Interest accrued expenses	24,861
Vingroup JSC	Payable relating to the acquisition of VinFast Vietnam by VinFast Auto	25,782,160
Vinsmart Research and Manufacture JSC	Payable for purchasing of goods and services	534,867
Vinhomes JSC	Car vouchers which have not been redeemed	1,502,503
VIG	Payable relating to the acquisition of VinFast Vietnam by VinFast Auto	24,208,340
Others	Other payables	238,268

Total		55,740,252

Long-term payables to related parties
VHIZ JSC	Deposit under business investment and cooperation contract	13,593,227
Vinhomes JSC	Interest payables	2,791
Vingroup JSC	Interest payables	935,154

Total		14,531,172

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

22.	ASSETS CLASSIFIED AS HELD FOR SALE

The Group classified certain long-lived assets under the Automobiles segment, as held for sale as of December 31, 2022 due to its plan to dispose of these assets.

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Carrying value of assets held for sale
Certain assets relating to the BCC (i)	1,720,604	—	—
Battery production facilities (ii)	723,354	—	—
Assets of Lang Lang Proving Ground (iii)	415,253	360,893	15,292,076

Total	2,859,211	360,893	15,292,076

(i)

Under the BCC transaction as disclosed in Note 21, VinFast Vietnam had plan to dispose of a portion of its projects to VHIZ JSC. The disposal was subsequently completed in February 2022 and thus the non-lease back assets were derecognized from the consolidated financial statements of the Group.

(ii)

According to the framework contract between VinFast Vietnam and VinES JSC, VinFast Vietnam shall transfer to VinES all battery production facilities, including those in battery cell workshop and battery packing workshop. During the year ended December 31, 2022, the battery production facilities were transferred and the Group recognized a loss of VND39 billion (USD1.7 million) in cost of sales, which was resulted from change in fair value of these assets.

(iii)

In accordance with the Director’s Resolution dated 6 September 2021 of VinFast Australia Pty Ltd, the Group established a plan to dispose of fixed assets of Lang Lang Proving Ground in Australia. As of December 31, 2022, the Group has identified a potential customer and is in the process of negotiation to finalize a sale agreement. The transaction is expected to be completed in 2023, therefore, the criteria of assets held-for-sale are satisfied as of December 31, 2022. For the year ended December 31, 2022, the Group recognized a decrease of VND14 billion (USD0.6 million) in Other comprehensive loss in equity due to change in foreign exchange rate, and a loss of VND40 billion (USD1.7 million) in administrative expenses due to change in fair value of fixed assets of Lang Lang Proving Ground.

23.	SEGMENT REPORTING

The Company has three reportable segments, namely Automobiles, E-scooter, Spare parts & Aftermarket services. The Automobiles segment includes the design, development, manufacturing and sales of cars and electric buses. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters. The sales of spare parts and rendering of aftermarket services for automobiles and e-scooters are included in the Spare parts & Aftermarket services segment.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes sales from trading smartphones and leasing activities.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

23.	SEGMENT REPORTING (continued)

Information about segments presented were as follows:

For the year ended December 31, 2022:

		Currency: VND million
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	11,118,227	1,385,479	2,213,317	248,568	—	14,965,591
Cost of sales	(22,615,533)	(2,195,969)	(1,962,906)	(458,088)	—	(27,232,496)
Gross loss	(11,497,306)	(810,490)	250,411	(209,520)	—	(12,266,905)
Operating expenses	(24,574,527)	(688,540)	—	(1,053,647)	(3,672,745)	(29,989,459)
Operating loss	(36,071,833)	(1,499,030)	250,411	(1,263,167)	(3,672,745)	(42,256,364)

For the year ended December 31, 2021:

			Currency: VND million
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	13,593,482	678,936	634,793	1,120,971	—	16,028,182
Cost of sales	(22,720,417)	(1,040,905)	(453,213)	(1,069,423)	—	(25,283,958)
Gross profit/(loss)	(9,126,935)	(361,969)	181,580	51,548	—	(9,255,776)
Operating expenses	(15,525,771)	(499,865)	—	—	(1,785,989)	(17,811,625)
Operating profit/(loss)	(24,652,706)	(861,834)	181,580	51,548	(1,785,989)	(27,067,401)

For the year ended December 31, 2022 (convenience translation):

			Currency: USD
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	471,111,314	58,706,737	93,784,619	10,532,542	—	634,135,212
Cost of sales	(958,285,297)	(93,049,534)	(83,173,983)	(19,410,509)	—	(1,153,919,323)
Gross loss	(487,173,983)	(34,342,797)	10,610,636	(8,877,967)	—	(519,784,111)
Operating expenses	(1,041,293,517)	(29,175,424)	—	(44,646,059)	(155,624,788)	(1,270,739,788)
Operating loss	(1,528,467,500)	(63,518,221)	10,610,636	(53,524,026)	(155,624,788)	(1,790,523,899)

(*)

Unallocated expenses are mainly related to general and corporate administrative costs such as wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; technology-related fees; depreciation and amortization of fixed assets used for administration purpose; professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker as part of segment performance.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

23.	SEGMENT REPORTING (continued)

The following table presents revenues by geographic area based on the sales location of the products:

	As of December 31, 2021	As of December 31, 2022
	VND million	VND million	USD
Vietnam	14,996,611	14,965,591	634,135,212
United States	1,031,571	—	—

Total	16,028,182	14,965,591	634,135,212

The following table presents revenues earned from external customers for each group of similar products and services:

	As of December 31, 2021	As of December 31, 2022
	VND million	VND million	USD
Sales of ICE vehicles	13,107,978	6,688,467	283,409,619
Sales of e-cars	5,402	3,582,632	151,806,441
Sales of e-buses	480,102	847,128	35,895,254
Sales of e-scooters	678,936	1,385,479	58,706,737
Sale of spare parts	538,216	2,072,628	87,823,220
Sale of smartphones	1,031,571	—	—
Rendering of aftermarket services	96,577	140,689	5,961,399
Revenue from leasing activities	89,400	248,568	10,532,542

Total revenue	16,028,182	14,965,591	634,135,212

24.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, construction of factories and development of products. The estimated commitment amount of these contracts as of December 31, 2022 was VND18,498.9 billion (USD783.9 million) (December 31, 2021: VND14,588 billion).

Commitments related to the minimum purchase commitment

The Group signed the contracts with certain suppliers to agree the minimum purchase volume in which the Group committed and promised that the annual purchase volume from these suppliers is not lower than the quantity agreed upon by the two parties in the signed contract and/or other accompanying documents.

In case of shortfall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from Vinfast Vietnam.

Contingent liabilities related to contract termination penalty

The Group has estimated the compensation expenses deriving from early termination of contracts with suppliers as result of the Group’s ICE phasing-out plan. The Group is in the process of negotiating with suppliers to finalize the compensation expenses. The ultimate resolution of the matter could result in a loss of up to VND387 billion (USD16.4 million) in excess of the amount accrued.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

24.	COMMITMENTS AND CONTINGENCIES (continued)

The Group has also estimated the compensation expenses deriving from early termination of a land leasing contract with a landlord in the U.S. The Group is in the process of negotiating with suppliers to finalize the compensation expenses.

Other commitments

Under the agreement signed between VinFast Vietnam and World Triathlon Corporation, VinFast Vietnam is the Event Title Partner of Ironman World Championship event series. The Group has committed to paying the annual fees with total remaining amount of VND288.1 billion (USD12.2 million) until the end of 2025.

Covid-19 pandemic

The Covid-19 pandemic is resulting in an economic slowdown and adversely impacting most businesses and industries. This situation may bring uncertainties and have an impact on the environment in which the Group operates. The Company’s management has continuously monitored ongoing developments and assessed the financial impact in respects of the valuation of assets, provisions and contingent liabilities, and has used estimates and judgement in respect of various issues as the situation has evolved, using the best information obtained up to the date of this consolidated financial statements.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user’s behaviours, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium enterprises, almost all of which are beyond the Company’s control. As a result, certain estimates and assumptions require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s estimates in future periods.

25.	SUBSEQUENT EVENTS

The subsequent events were evaluated through March 9, 2023, the date of the consolidated financial statements were issued. There are no matters or circumstances that have arisen since the consolidated balance sheet date that requires disclosure in consolidated financial statements of the Group.

ANNEX A-1

ORIGINAL BUSINESS COMBINATION AGREEMENT

***Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[*]”) in this exhibit.***

BUSINESS COMBINATION AGREEMENT

by and among

BLACK SPADE ACQUISITION CO,

VINFAST AUTO PTE. LTD.,

and

NUEVO TECH LIMITED

dated as of May 12, 2023

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (as it may be amended, restated or otherwise modified from time to time, this “Agreement”), dated as of May 12, 2023, is entered into by and among (i) Black Spade Acquisition Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BSAQ”), (ii) VinFast Auto Pte. Ltd. (Company Registration No. 201501874G), a private company limited by shares incorporated under the laws of Singapore (the “Company”) and (iii) Nuevo Tech Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned Subsidiary of the Company (“Merger Sub”). BSAQ, the Company and Merger Sub are referred to herein collectively as the “Parties.”

RECITALS

WHEREAS, BSAQ is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly formed entity, and was formed for the purpose of consummating the transactions contemplated by this Agreement and the Ancillary Agreements (the “Transactions”);

WHEREAS, on the Closing Date (as defined below), immediately prior to the Merger Effective Time, the Company shall adopt the Constitution in substantially the form attached hereto as Annex A (with such changes as may be agreed in writing by BSAQ and the Company, the “Listing Constitution”) and implement the Recapitalization (as defined below);

WHEREAS, immediately following the Recapitalization, upon the terms and subject to the conditions of this Agreement, at the Merger Effective Time, Merger Sub shall be merged with and into BSAQ, whereupon the separate corporate existence of Merger Sub shall cease and BSAQ shall be the surviving company and continue its existence under the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”) as a direct wholly-owned Subsidiary of the Company;

WHEREAS, the board of directors of BSAQ (the “BSAQ Board”) has unanimously (i) determined that it is fair to, advisable for and in the best interests of BSAQ and the BSAQ Shareholders (as defined below) to enter into this Agreement and the Ancillary Agreements to which BSAQ is a party and to consummate the Merger (as defined below) and the other Transactions, (ii) approved this Agreement and the Ancillary Agreements to which BSAQ is a party, the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Merger and the other Transactions, and (iii) determined to recommend to the BSAQ Shareholders the approval and adoption of this Agreement, the Plan of Merger, the other Ancillary Agreements to which BSAQ is a party, the Merger and the other Transactions;

WHEREAS, the respective boards of directors of the Company and Merger Sub (respectively, the “Company Board” and the “Merger Sub Board”) have unanimously (i) determined that it is fair to, advisable for and in the best interests of the Company and Merger Sub and their respective shareholders, as applicable, to enter into this Agreement, the Ancillary Agreements to which it is a party and to consummate the Merger and the other Transactions, and (ii) approved this Agreement and the Ancillary Agreements to which it is a party, the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the Merger and the other Transactions. The Company, as the sole shareholder of Merger Sub, has adopted a special resolution approving this Agreement, the Plan of Merger and the Transactions;

WHEREAS, prior to the Merger, BSAQ will provide an opportunity to its shareholders to have their issued and outstanding BSAQ Class A Ordinary Shares redeemed on the terms and subject to the conditions set forth in the Amended and Restated Memorandum and Articles of Association of BSAQ, adopted by special resolution dated July 12, 2021 and effective on July 12, 2021 (as may be amended, restated or otherwise modified from time to time, the “BSAQ Governing Document”), in connection with the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to BSAQ’s willingness to enter into this Agreement, all of the Company Shareholders have entered into a Shareholders Support and Lock-Up Agreement and Deed with BSAQ and the Company in the form attached as Annex B hereto (the “Shareholders Support Agreement”);

WHEREAS, prior to the Closing, the Company shall obtain the Company Conversion Approval (as defined below), Company Recapitalization Approval (as defined below) and Company Closing Approval (as defined below);

WHEREAS, concurrently with the execution and delivery of this Agreement, BSAQ, the Company, the Sponsor (as defined below) and the other parties thereto have entered into a Sponsor Support Agreement in the form attached as Annex C hereto (the “Sponsor Support Agreement”);

WHEREAS, concurrently with the consummation of the Transactions, the Company, the Sponsor, the Company Shareholders, and other Holders (as defined therein) shall enter into a Registration Rights Agreement substantially in the form attached as Annex D hereto (the “Registration Rights Agreement”); and

WHEREAS, prior to the Merger, BSAQ, the Company and Continental Stock Transfer & Trust Company as warrant agent (in such capacity, the “Warrant Agent”) shall enter into an Assignment, Assumption and Amendment Agreement substantially in the form attached as Annex E hereto (the “Assignment, Assumption and Amendment Agreement”), pursuant to which, effective at the consummation of the Transactions, BSAQ assigns to the Company all of its rights, interests, and obligations in and under the Warrant Agreement (as defined below), which amends the Warrant Agreement to change all references to Warrants (as such term is defined therein) to Company Warrants (and all references to Class A ordinary shares (as such term is defined therein) underlying such warrants to Company Ordinary Shares) and which causes each outstanding Company Warrant to represent the right to receive, from the Merger Effective Time, one whole Company Ordinary Share.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, BSAQ, the Company and Merger Sub agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.01. Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Transaction” has the meaning given to such term in Section 9.11.

“Action” means any action, suit, investigation (including Tax audit), litigation, claim (including any crossclaim or counterclaim), assessment, arbitration, charge or proceeding (including any civil, criminal, administrative, arbitral, investigative or appellate proceeding), in each case, that is by or before any Governmental Authority.

“Adjustment Factor” means the quotient obtained from dividing (i) the Per Share Equity Value by (ii) the Reference Price.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Affiliate Transactions” has the meaning given to such term in Section 5.21.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by Applicable Law in respect of Tax.

“Aggregate Company Shares” means the aggregate number of Pre-Recapitalization Company Shares that are issued and outstanding immediately prior to the Recapitalization.

“Agreement” has the meaning given to such term in the preamble hereto.

“Ancillary Agreements” means the Plan of Merger, the Shareholders Support Agreement, the Sponsor Support Agreement, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, and the other agreements, instruments and documents expressly contemplated hereby.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act or any rules or regulations thereunder, the UK Bribery Act, any legislation implementing the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and all other Applicable Laws regarding anti-corruption and bribery or illegal payments or gratuities.

“Anti-Money Laundering Laws” has the meaning given to such term in Section 5.24(h).

“Antitrust Laws” means any federal, state, provincial, territorial and foreign statutes, rules, regulations, Governmental Orders, administrative and judicial doctrines and other Applicable Laws that are designed or intended to prohibit, restrict or regulate foreign investment or actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Assignment, Assumption and Amendment Agreement” has the meaning given to such term in the recitals hereto.

“Available Cash” means, as of immediately prior to the Closing, an amount equal to the sum of (i) the amount of cash available to be released from the Trust Account (after giving effect to all payments to be made as a result of the completion of all BSAQ Share Redemptions), plus (ii) if applicable, the gross amount of proceeds actually paid to the Company pursuant to Section 3.10 (Backstop Financing) of the Sponsor Support Agreement.

“BSAQ” has the meaning given to such term in the preamble hereto.

“BSAQ Board” has the meaning given to such term in the recitals hereto.

“BSAQ Board Recommendation” has the meaning given to such term in Section 6.02(c).

“BSAQ Class A Ordinary Shares” means the Class A ordinary shares of BSAQ, par value $0.0001 per share.

“BSAQ Class B Ordinary Shares” means the Class B ordinary shares of BSAQ, par value $0.0001 per share.

“BSAQ Cure Period” has the meaning given to such term in Section 11.01(e).

“BSAQ Disclosure Schedule” means the confidential disclosure schedule delivered by BSAQ to the Company concurrently with the execution and delivery of this Agreement.

“BSAQ Dissenting Shareholders” has the meaning given to such term in Section 4.02(a).

“BSAQ Dissenting Shares” has the meaning given to such term in Section 4.02(a).

“BSAQ Excluded Shares” has the meaning given to such term in Section 3.06(b)(ii).

“BSAQ Extraordinary General Meeting” has the meaning given to such term in Section 9.05(a).

“BSAQ Governing Document” has the meaning given to such term in the recitals hereto.

“BSAQ Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the ability of BSAQ to timely consummate the Closing (including the Merger) on the terms set forth herein or to perform its agreements or covenants hereunder.

“BSAQ Material Contract” has the meaning given to such term in Section 6.14.

“BSAQ Ordinary Shares” means the BSAQ Class A Ordinary Shares and the BSAQ Class B Ordinary Shares.

“BSAQ Private Warrant” means each warrant to purchase one BSAQ Class A Ordinary Share originally issued to the Sponsor.

“BSAQ Public Warrant” means each warrant to purchase one BSAQ Class A Ordinary Share that was included in the BSAQ Units.

“BSAQ Redeeming Share” means each BSAQ Class A Ordinary Share in respect of which the applicable holder thereof has validly exercised his, her or its BSAQ Shareholder Redemption Right (and not waived, withdrawn or otherwise lost such rights).

“BSAQ Securityholders” has the meaning given to such term in Section 4.03(a).

“BSAQ Share Redemption” means the election of an eligible (as determined in accordance with the BSAQ Governing Document) Pre-Closing BSAQ Holder to exercise its BSAQ Shareholder Redemption Right in connection with the consummation of the Transactions.

“BSAQ Shareholders” means the holders of issued and outstanding BSAQ Ordinary Shares.

“BSAQ Shareholder Approval” means the approval of the Transaction Proposals (other than the Transaction Proposal contemplated by clause (v) of the definition thereof), in each case, by the requisite number of votes cast by the holders of BSAQ Ordinary Shares at the BSAQ Extraordinary General Meeting, in accordance with the Proxy Statement, the BSAQ Governing Document and Applicable Law.

“BSAQ Shareholder Redemption Amount” means the aggregate amount payable with respect to the exercise of BSAQ Shareholder Redemption Rights.

“BSAQ Shareholder Redemption Right” means the right of the holders of BSAQ Class A Ordinary Shares to redeem all or a portion of their BSAQ Class A Ordinary Shares as set forth in the BSAQ Governing Document.

“BSAQ Units” means the units issued in BSAQ’s initial public offering (whether purchased in such offering or thereafter in the public market), each consisting of one BSAQ Class A Ordinary Share and one-half of a BSAQ Public Warrant.

“BSAQ Warrants” means the BSAQ Private Warrants and the BSAQ Public Warrants.

“Business Combination” has the meaning given to such term in the BSAQ Governing Document.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, Singapore, Hong Kong, Ho Chi Minh City or New York, New York are authorized or required by Applicable Law to close.

“Cayman Islands Companies Act” has the meaning given to such term in the recitals hereto.

“Cayman Islands Registrar of Companies” means the Registrar of Companies of the Cayman Islands under the Cayman Islands Companies Act.

“Change of Control” means any of the following events: (a) any transaction or series of transactions the result of which is: (i) the acquisition by any Person or “group” (as defined in the Exchange Act and rules and regulations thereunder) of Persons of direct or indirect beneficial ownership of securities representing more than 50% of the combined voting power of then outstanding securities of the Company; (ii) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act and rules and regulations thereunder) acquiring more than 50% of the combined voting power of then outstanding securities of the Company or the surviving Person outstanding immediately after such combination; or (iii) a sale of at least a majority of the assets of the Company and its Subsidiaries, taken as a whole or (b) the following individuals cease for any reason to constitute a majority of the number of directors of the Company then serving: individuals who, on the Closing Date, constitute the Company Board and any new director whose appointment or election by the Company Board or nomination for election by the shareholders of the Company was approved or recommended by a vote of at least a majority of the directors then still in office who either were members of the Company Board on the Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (b); provided, however, that any transfers between the Company Shareholders or to another entity that is an Affiliate of such Company Shareholder shall not be deemed to constitute a “Change of Control”.

“Closing” has the meaning given to such term in Section 3.03.

“Closing Date” has the meaning given to such term in Section 3.03.

“Closing Press Release” has the meaning given to such term in Section 9.09.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning given to such term in the preamble hereto.

“Company Benefit Plan” has the meaning given to such term in Section 5.15(a).

“Company Board” has the meaning given to such term in the recitals hereto.

“Company Closing Approval” means the approval of this Agreement, the Ancillary Agreements and the Transactions (including the Merger) by the requisite number of votes cast by the holders of the Pre-Recapitalization Company Shares pursuant to the terms and subject to the conditions of the Company’s Governing Documents and Applicable Law.

“Company Conversion Approval” means the approval of the Conversion by at least two-thirds of votes cast by the holders of Pre-Recapitalization Company Shares pursuant to the terms and subject to the conditions of the Company’s Governing Documents and Applicable Law.

“Company Cure Period” has the meaning given to such term in Section 11.01(d).

“Company Disclosure Schedule” means the confidential disclosure schedule delivered by the Company to BSAQ concurrently with the execution and delivery of this Agreement.

“Company Equity Incentive Plan” has the meaning given to such term in Section 9.10.

“Company Exchange Shares” has the meaning given to such term in Section 3.06(b)(i).

“Company Exchange Warrants” has the meaning given to such term in Section 3.06(c)

“Company Financial Statements” has the meaning given to such term in Section 5.07(a).

“Company IT Systems” means any and all computers, hardware, Software, servers, workstations, routers, hubs, switches, circuits, racks, PCs, laptops, terminals, networking or data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned, licensed, leased, or otherwise used by or on behalf of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any effect, development, event, occurrence, fact, condition, circumstance or change that, individually or in the aggregate, (x) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, financial condition, assets or liabilities of the Company and its Subsidiaries, taken as a whole, or (y) does or would reasonably be expected to prevent any of the Company or Merger Sub from timely consummating the Closing on the terms set forth herein or to perform their agreements or covenants hereunder; provided, however, that, in the case of the foregoing clause (x) only, no effect, development, event, occurrence, fact, condition, circumstances or change, to the extent resulting from any of the following, either individually or in the aggregate, shall be deemed to constitute, or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) any change in Applicable Law or GAAP, or regulatory policies or interpretations thereof; (ii) any change in interest rates or economic, financial or market conditions generally; (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement (or the obligations hereunder), including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement, execution, pendency, consummation or performance) on the Company’s and its Subsidiaries’ relationships, contractual or otherwise, with third parties; provided that this clause (iii) shall not prevent a determination that a breach of any representation and warranty set forth herein which addresses the consequences of the execution and performance of this Agreement or the consummation of the Merger has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect; (iv) any change generally affecting any of the industries or markets in which the Company or any of its Subsidiaries operates; (v) any acts of war, sabotage, civil unrest or terrorism, changes in global, national, regional, state or local political or social conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God, any epidemic or pandemic (including the COVID-19 Pandemic) and any other force majeure event (natural or man-made), or any worsening of any of the foregoing; (vi) the compliance with the express terms of this Agreement, including any action required to be taken, or required not to be taken, pursuant to the terms of this Agreement or otherwise taken at the prior written request of BSAQ or omitted to be taken to the extent attributable to BSAQ unreasonably withholding its consent pursuant to Section 7.01; (vii) in and of itself, the failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets or estimates of revenues, earnings or other financial metrics for any period; provided that this clause (vii) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts or budgets has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect, or (viii) any matter set forth in the Company Disclosure Schedule which matter is reasonably apparent on its face as constituting a Company Material Adverse Effect (disregarding this clause (viii)); except in the case of clauses (i), (ii) and (iv), to the extent that any such effect, development, event, occurrence, fact, condition, circumstance or change has a disproportionate and adverse effect on the business, assets, results of operations or condition of the Company and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the industry in which the Company and its Subsidiaries operate, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to such similarly situated participants.

“Company Ordinary Shares” means the ordinary shares in the capital of the Company, as of immediately after the Recapitalization.

“Company Permits” has the meaning given to such term in Section 5.11(b).

“Company PII” means any and all Personally Identifiable Information that is Processed by or on behalf of the Company or its Subsidiaries in connection with the development, marketing, delivery, servicing, use or other exploitation of the Company’s or its Subsidiaries’ products, services or operations.

“Company Privacy Policies” means all current and, to the extent applicable, prior public or internal policies, procedures and representations of the Company or its Subsidiaries to the extent relating to data security or the Processing of Personally Identifiable Information, including the Data Protection Program.

“Company Recapitalization Approval” means the approval of the Recapitalization by the requisite number of votes cast by the holders of Pre-Recapitalization Company Shares pursuant to the terms and subject to the conditions of the Company’s Governing Documents and Applicable Law.

“Company Shareholders” means the holders of issued and outstanding Pre-Recapitalization Company Shares as of immediately prior to the Recapitalization.

“Company Waiving Parties” has the meaning given to such term in Section 12.17.

“Company Warrants” means each warrant to purchase one Company Ordinary Share.

“Completion 8-K” has the meaning given to such term in Section 9.09.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of April 25, 2023, by and between BSAQ and the Company.

“Contracts” means any contract, agreement, subcontract, lease, sublease, license, sublicense, conditional sales contract, purchase or service order, indenture, note, bond, loan, understanding, undertaking, commitment or other arrangement or instrument, including any exhibits, annexes, appendices and attachments thereto and any amendments, statements of work, modifications, supplements, extensions or renewals thereto, whether written or oral.

“Conversion” means the conversion of the Company from a Singapore private company to a Singapore public company in accordance with the Singapore Companies Act.

“COVID-19 Pandemic” means the novel coronavirus (SARS-CoV-2 or COVID-19), and any evolutions, mutations or variations thereof or any other related or associated public health emergency, epidemics, pandemics or disease outbreaks occurring on and prior to the Closing Date.

“Damages” means all fines, losses, damages, liabilities, penalties, judgments settlements, assessments and other reasonable costs and expenses (including reasonable legal, attorneys’ and other experts’ fees).

“Data Protection Program” has the meaning given to such term in Section 5.14(a).

“Eligible BSAQ Shareholder” has the meaning given to such term in Section 3.06(b)(i).

“Eligible BSAQ Shares” has the meaning given to such term in Section 3.06(b)(i).

“Employment Laws” has the meaning given to such term in Section 5.16(b).

“Environmental Laws” means any Applicable Laws relating to pollution or the protection of the environment, including those related to the use, generation, treatment, storage, handling, emission, transportation, disposal or Release of Hazardous Materials, each as in effect on and as interpreted as of the date of this Agreement.

“Equity Security” means (i) any share capital, partnership interest, membership interest or unit, capital stock, equity interest, voting security or other ownership interest, (ii) any other interest or participation (including phantom units or interests) that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, the issuing entity (including any “profits interests”), (iii) any subscription, call, warrant, option, restricted share, restricted stock unit, stock appreciation right, performance unit, incentive unit or other commitment of any kind or character relating to, or entitling any Person to purchase or otherwise acquire, any of the foregoing and (iv) any security convertible into or exercisable or exchangeable for any of the foregoing.

“Equity Value” means $23,000,000,000.

“Exchange Act” has the meaning given to such term in Section 6.08(a).

“Exchange Agent” has the meaning given to such term in Section 4.03(a).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including but not limited to, as applicable, the constitution, the memorandum of association, articles of association, certificates of incorporation, by-laws, material intercompany operating agreements, registration statements and equivalent organizational documents, each as amended, supplemented and/or restated to date.

“Governmental Authority” means any supra-national, federal, regional, state, provincial, municipal, local or foreign government, governmental authority, taxing, regulatory or administrative agency, governmental commission, department, agency or instrumentality, court or tribunal, including any political subdivision thereof and any entity or enterprise owned or controlled thereby, any Qualified Stock Exchange or any self-regulatory organization or arbitral body (public or private), or any public international organization.

“Government Official” means any public or elected official or officer, employee (regardless of rank), or Person acting on behalf of a national, provincial, or local government, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (such as the United Nations or World Bank), or non-U.S. political party, non-U.S. party official or any candidate for political office. Officers, employees (regardless of rank), or Persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government should also be considered “Government Officials.”

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, issued, promulgated, made or entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“Indebtedness” means any (i) indebtedness, whether or not contingent, for borrowed money, or (ii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security or similar instrument.

“Intellectual Property” means any and all intellectual property rights and similar proprietary rights in any jurisdiction throughout the world, whether registered or unregistered, including such rights in any and all of the following: (i) statutory invention registrations, patents and patent applications (together with any and all re-issuances, continuations, continuations-in-part, divisionals, revisions, provisionals, renewals, extensions and reexaminations of any of the foregoing) and all improvements to the inventions disclosed in each such patent or patent application, (ii) trademarks, service marks, trade dress, trade names, service names, brand names, certifications, corporate names, logos, social media identifiers and any and all other indications of origin, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) designs, copyrights, and all applications and registrations therefor, works of authorship, mask work rights and any and all renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing, now or hereafter provided by Applicable Law, whether or not published and regardless of the medium of fixation or means of expression, (iv) Internet domain names and social media identifiers and accounts, (v) trade secrets, proprietary know-how (including manufacturing and production processes and research and development information), confidential and proprietary information, including processes, data, inventions, technical data, algorithms, formulae, procedures, protocols, techniques, results of experimentation and testing, and business information (including financial and marketing plans, customer and supplier lists, and pricing and cost information), (vi) rights to publicity and privacy, (vii) Software, (viii) databases and data collections, (ix) industrial designs, (x) all registrations and applications (whether provisional, pending or final) to register, and renewals of any of the foregoing, and all common law rights thereto, and (xi) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Interim Period” has the meaning given to such term in Section 7.01.

“Labor Contract” has the meaning given to such term in Section 5.12(a)(v).

“Leakage” means, without duplication, to the extent paid or incurred after the date hereof and prior to the Closing Date, in each case, other than Permitted Leakage: (i) any dividend (whether in the form of cash or other property) or distribution declared, made or paid, by the Company or any Subsidiary of the Company to any Related Party; (ii) any repurchase or redemption of any Equity Securities of the Company or any Subsidiary of the Company, other than any such repurchase or redemption by any Subsidiary of the Company of any Equity Securities owned by the Company or any of its Subsidiaries; (iii) any waiver or release (A) in favor of any Related Party of any sum or obligation owing by any such Related Party to the Company or any of its Subsidiaries or (B) of any claims or rights of the Company or any of its Subsidiaries against any such Related Party, in each case, other than as expressly contemplated by this Agreement; (iv) any payments of any nature made to (or assets transferred to) any Related Party by the Company or any of its Subsidiaries; (v) any liabilities assumed or incurred for the benefit of any Related Party by the Company or any of its Subsidiaries, other than as expressly contemplated by this Agreement; (vi) the creation of any Lien over any asset of the Company or any of its Subsidiaries for the benefit of any Related Party (not including any benefit arising by virtue of the Related Party’s Equity Securities in the Company); (vii) any discharge or waiver by the Company or any of its Subsidiaries of any liability or obligation of any Related Party; (viii) any agreement or arrangement made or entered into by the Company or any of its Subsidiaries to do or give effect to any matter referred to in clause (i) through clause (vii) above; or (ix) any Tax which is payable by the Company or any of its Subsidiaries as a result of any of clause (i) through clause (viii) above.

“Leased Real Property” means all real property and interests in real property leased, subleased or otherwise occupied or used but not owned by the Company or any of its Subsidiaries.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to either the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, charge, deed of trust, pledge, hypothecation, encumbrance, real property license, security interest, covenant not to sue, option, right of first refusal, right of first offer, claim, restriction or other lien or similar adverse claim of any kind in respect of such property or asset.

“Listing Constitution” has the meaning given to such term in the recitals hereto.

“Merger” has the meaning given to such term in Section 3.01(a).

“Merger Sub” has the meaning given to such term in the preamble hereto.

“Merger Effective Time” has the meaning given to such term in Section 3.03.

“Merger Surviving Company” has the meaning given to such term in Section 3.01(b).

“Minimum Cash” means $30,000,000.

“Nasdaq” means The Nasdaq Stock Market (including the Capital Market, Global Market and/or the Global Select Market).

“NYSE” means the New York Stock Exchange.

“Observer” has the meaning given to such term in the Sponsor Support Agreement.

“Offer Documents” has the meaning given to such term in Section 9.04(c).

“Open Source Software” means any and all Software that is distributed as “free” Software, “open source” Software, “copyleft” Software or via similar licensing or distribution models that, in each case, require as a condition of use, modification or distribution (including under an ASP or “software as a service” model) of such Software that other Software using, incorporating, linking, integrating or distributing or bundling with such Software be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, (c) licensed under terms that allow reverse engineering, reverse assembly or disassembly or any kind or (d) redistributable at no charge. “Open Source Software” includes Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) the Apache Software Foundation License, (B) the GNU General Public License (GPL) or GNU Lesser General Public License (LGPL), (C) the Artistic License (e.g., PERL), (D) the Mozilla Public License, (E) the Netscape Public License, (F) the Sun Community Source License (SCSL), (G) the Sun Industry Standards License (SISL), (H) the Affero General Public License (AGPL), (I) the Common Development and Distribution License (CDDL) or (J) any license or distribution agreements or arrangements now listed as “open source” licenses on www.opensource.org or any successor website thereof or in the “Free Software Directory” maintained by the Free Software Foundation on http://directory.fsf.org/ or any successor website thereof.

“Ordinary Course of Business” with respect to any Person means, at any given time, the ordinary and usual course of operations of the business thereof, consistent with past practice, subject to any reasonable changes required to address any then current facts and circumstances (including requirements to comply with Applicable Law).

“Owned Intellectual Property” means any and all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries.

“Owned Real Property” has the meaning given to such term in Section 5.19(a).

“Parties” has the meaning given to such term in the preamble hereto.

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Per Share Equity Value” means the quotient obtained by dividing (i) the Equity Value by (ii) the Aggregate Company Shares.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, clearances, orders, variances, exceptions or exemptions and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Leakage” means (i) any repurchase or redemption of any Equity Securities of the Company or any of its Subsidiaries by the Company or any of its Subsidiaries, as applicable, (a) in the Ordinary Course of Business; or (b) in connection with the termination of employment of any employee of the Company or its Subsidiaries, (ii) any payment by the Company or any of its Subsidiaries to (or on behalf of, or for the benefit of) any Related Party in respect of salary, bonus or other ordinary course compensation, director or manager fees, reimbursement or advancement of expenses, indemnification or other benefits due to such individual in their capacity as an employee, independent contractor or director of the Company or any of its Subsidiaries, together with any employer-paid portion of any employment or payroll Taxes related thereto, in each case, in the Ordinary Course of Business or as required by the terms of the Company Benefit Plans in effect on the date hereof and as made available to BSAQ, (iii) any payments made by the Company or any of its Subsidiaries to a Related Party pursuant to any of the Affiliate Transactions, Contracts or arrangements (a) set forth on Section 1.01(a) of the Company Disclosure Schedule, (b) entered into by the Company or any of its Subsidiaries after the date of this Agreement in the Ordinary Course of Business, which have been approved by the Company Board, or (c) in respect of the extension by, or repayment to, a Related Party of any loans to the Company or any of its Subsidiaries consistent with past practice; and (iv) any Tax payable by the Company or any of its Subsidiaries as a result of any of clauses (i) through (iv) above.

“Permitted Liens” means (i) Liens that arise in the Ordinary Course of Business and which are not yet due and payable or which are being contested in good faith through appropriate Actions, (ii) Liens granted by the Company or any of its Subsidiaries in connection with bona fide financing provided to the Company or any of its Subsidiaries pursuant to Contracts that have been provided to BSAQ, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and with respect to which adequate reserves have been made in accordance with GAAP, (iv) Liens on real property (including zoning, building, or other similar restrictions, variances, encumbrances, easements, covenants, rights of way and similar restrictions of record and irregularities in title) that do not, individually or in the aggregate, materially interfere with the ownership, operation, value, or present uses of such real property, (v) statutory, common law and contractual Liens of landlords with respect to leased real property and the rights of lessors under any leases; (vi) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of the Company; (vii) Liens that do not materially interfere with the present ownership, value or use of the assets of the Company or the rights of the Company under its licenses or leases, individually or in the aggregate; (viii) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business, (ix) Liens on assets, goods and merchandise that has been sold imposed by purchase financing banks to arrange financing for such purchased assets, and (x) Liens described on Section 1.01(b) of the Company Disclosure Schedule.

“Person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personally Identifiable Information” means any and all (i) information relating to an individual that either contains data elements that identify the individual or that can be used, directly or indirectly, to identify, contact or locate the individual, (ii) information that enables a person to contact the individual (such as information contained in a cookie or electronic device fingerprint) (iii) “personal data,” “personal information,” “nonpublic personal information” or any similar term as defined under any Applicable Law and (iv) other information, the Processing of which is regulated by an Applicable Law in relation to data protection or data privacy. Personally Identifiable Information includes (A) personal identifiers, such as name, address, telephone number, Social Security Number, date of birth, driver’s license number, identification number issued by a Governmental Authority, Taxpayer Identification Number and passport number, (B) online identifiers, e-mail addresses social media handles, Internet or Software-based usernames, Internet protocol addresses, cookie identifiers, device identifiers, (C) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy numbers, (D) demographic information, including information relating to an individual’s race, gender, age, ethnicity, religion or philosophy, political affiliation or sexual orientation, (E) biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation or characteristic and (F) geolocation information.

“Plan of Merger” has the meaning given to such term in Section 3.01(a).

“Pre-Closing BSAQ Holders” means the Members (as defined in the BSAQ Governing Document) of BSAQ at any time prior to the Merger Effective Time.

“Pre-Recapitalization Company Shares” means the ordinary shares in the capital of the Company, as of immediately prior to the Recapitalization.

“Privacy Requirements” means any and all (i) Company Privacy Policies, (ii) obligations of the Company under Contracts involving the Processing of Personally Identifiable Information, (iii) Applicable Laws that apply to the security, privacy or Processing of Personally Identifiable Information, (iv) industry self-regulatory principles applicable to the protection or Processing of Personally Identifiable Information to which the Company or any of its Subsidiaries purport to adhere and (v) binding guidance issued by any Governmental Authority that pertains to any Applicable Law or principles outlined in the foregoing clauses (iii) or (iv).

“Process” or “Processing” means, with respect to any data or Personally Identifiable Information, the collection, recording, use, processing, storage, organization, modification, transfer, sale, retrieval, access, disclosure, deletion, dissemination or combination of such data or Personally Identifiable Information.

“Prospectus” has the meaning given to such term in Section 7.03.

“Proxy Statement” has the meaning given to such term in Section 9.04(a).

“Qualified Stock Exchange” means the Nasdaq or the NYSE.

“Recapitalization” has the meaning given to such term in Section 2.01.

“Reference Price” means $10.00 per share; provided for purposes of Section 4.05 only, the Reference Price shall be subject to adjustment to reflect appropriately the effect of any stock or share subdivision, reverse share subdivision, capitalization, share dividend or share distribution (including any dividend or distribution of securities convertible into Company Ordinary Shares), reorganization, recapitalization, reclassification, consolidation, exchange of shares or other like change with respect to Company Ordinary Shares occurring after the Closing Date.

“Registered Intellectual Property” has the meaning given to such term in Section 5.13(a).

“Registration Rights Agreement” has the meaning given to such term in the recitals hereto.

“Registration Statement” means the Registration Statement on Form F-4, or other appropriate form determined by the Parties, including any pre-effective and post-effective amendments and supplements thereto, to be filed with the SEC by the Company under the Securities Act with respect to the Company Ordinary Shares and other securities of the Company to be issued pursuant to this Agreement.

“Related Party” has the meaning given to such term in Section 5.21.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into or through the indoor or outdoor environment.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Sanctions” has the meaning given to such term in Section 5.24(g).

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” has the meaning given to such term in Section 6.08(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any incident involving (i) information security breaches, intrusions, interruptions, breakdowns or failures of the Company IT Systems or (ii) unauthorized access, use, theft, extraction, Processing, transfer, modification, loss, disclosure, corruption, destruction, encryption or other compromise of Company PII or other data held, in whatever form, by or on behalf of the Company or its Subsidiaries, including where the unauthorized event results from the use of any malicious code (including without limitation viruses, Trojan horses, worms, malware, ransomware, bombs, backdoors, clocks, timers or similar harmful or hidden programs or other disabling device or malicious code, design or routine), social engineering, unauthorized access to physical premises, loss of devices, disclosure of passwords or otherwise.

“Service Provider” means, as of any relevant time, any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries.

“Share Consolidation/Split” has the meaning given to such term in Section 2.01.

“Shareholders Support Agreement” has the meaning given to such term in the recitals hereto.

“Significant Contract” has the meaning given to such term in Section 5.12(a).

“Singapore Companies Act” means the Companies Act 1967 of Singapore.

“Software” means any and all (i) computer, mobile, or device software, programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, firmware, middleware, APIs, development and design tools, applets, compilers, assemblers, interfaces, engines, utilities and scripts, (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iii) error corrections, updates, modifications, enhancements, documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Sponsor” means Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands.

“Sponsor Support Agreement” has the meaning given to such term in the recitals hereto.

“Subscription Agreement” means any subscription agreements pursuant to which any equity, structured equity or equity-linked investment or financing contemplated by Section 9.14 herein will be consummated.

“Subsidiary” means, with respect to a specified Person, a corporation or other entity (i) of which more than 50% of the voting power of the Equity Securities is owned, directly or indirectly, or held through contractual arrangement, by such specified Person or (ii) with respect to which such specified Person controls the management.

“Surviving Provisions” has the meaning given to such term in Section 11.02.

“Tax” means all federal, state, local, or foreign taxes, fees or levies imposed by a Governmental Authority (including income, profits, franchise, alternative minimum, gross receipts, sales, use, customs duties, value added, ad valorem, escheat, transfer, real property, personal property, stamp, capital stock, excise, premium, social security, payroll, occupation, employment, unemployment, severance, disability, registration, license, withholding and estimated tax), and any interest, penalty, or addition with respect thereto.

“Tax Return” means any return, report, schedule, form, statement, declaration, or document (including any refund claim, information statement, or amendment) filed or required to be filed with or submitted to a Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Terminating BSAQ Breach” has the meaning given to such term in Section 11.01(e).

“Terminating Company Breach” has the meaning given to such term in Section 11.01(d).

“Termination Date” has the meaning given to such term in Section 11.01(b).

“Top Customers” means the 5 most significant customers of the Company, together with its Subsidiaries, as measured by total amount of revenue generated to the Company and its Subsidiaries for the 12-month period ended December 31, 2022.

“Top Vendors” means the 5 most significant vendors of the Company, together with its Subsidiaries, as measured by amounts paid by the Company and its Subsidiaries for the 12-month period ended December 31, 2022.

“Transaction Proposals” has the meaning given to such term in Section 9.05(a).

“Transactions” has the meaning given to such term in the recitals hereto.

“Treasury Regulations” means the temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Trust Account” means the account established by BSAQ for the benefit of its public shareholders pursuant to the Trust Agreement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of July 15, 2021, by and between BSAQ and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation.

“Unit Separation” has the meaning given to such term in Section 3.06(a).

“Virtual Data Room” means the virtual data room established and maintained by and on behalf of the Company in connection with BSAQ’s due diligence investigation of the Company relating to the Transactions, access to which was given to BSAQ.

“WARN” has the meaning given to such term in Section 5.16(b).

“Warrant Agent” has the meaning given to such term in the recitals hereto.

Section 1.02. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender and neuter form, (ii) words using the singular or plural form also include the plural or singular form, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement (including the Annexes and Appendices hereto) and not to any particular provision of this Agreement, (iv) the terms “Article,” “Section” and “Annex” refer to the specified Article, Section or Annex of or to this Agreement unless otherwise specified, (v) whenever any other word derived from a defined term shall be used in this Agreement, such derived word shall have the meaning correlative to such defined term (e.g., “controlled” or “controlling” shall have the meaning correlative to “control”), (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation” whether or not they are in fact followed by such phrase or phrases or words of like import, and (vii) the word “or” shall be disjunctive but not exclusive.

(b) All Annexes or Schedules (including the Company Disclosure Schedule and the BSAQ Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term(s) used in any Annex or Schedule (including the Company Disclosure Schedule and the BSAQ Disclosure Schedule) annexed hereto or referred to herein but not otherwise defined therein shall have the meaning ascribed to such term(s) in this Agreement.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto; provided that, with respect to any agreement or other document identified in the Company Disclosure Schedule or the BSAQ Disclosure Schedule, such amendment or other modification thereto is also identified in the Company Disclosure Schedule or the BSAQ Disclosure Schedule, respectively.

(d) Unless the context of this Agreement otherwise requires, references to any statute, law or other Applicable Law shall include all regulations and rules promulgated thereunder and references to any statute, law or other Applicable Law shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) References to any Person include references to such Person’s successors and assigns (provided, however, that nothing contained in this clause is intended to authorize any assignment or transfer not otherwise permitted by this Agreement), and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(f) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its counsel has reviewed and participated in the drafting of this Agreement and that no rule of strict construction, presumption or burden of proof favoring or disfavoring a Party shall be applied against any Party.

(g) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. Except as otherwise expressly provided herein, (i) any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York and (ii) references from or through any date mean, unless otherwise specified, from and including or through and including, such date, respectively.

(h) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i) The terms “writing” and “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in visible form.

(j) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(k) All monetary figures used herein, including references to “$,” shall be in United States dollars unless otherwise specified.

Section 1.03. Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after reasonable inquiry, of (a) in the case of the Company or Merger Sub, the individuals listed on Section 1.03 of the Company Disclosure Schedule and (b) in the case of BSAQ, the individuals listed on Section 1.03 of the BSAQ Disclosure Schedule.

ARTICLE 2

PRE-CLOSING TRANSACTIONS

Section 2.01. Recapitalization of Company Share Capital. On the Closing Date, immediately prior to the Merger Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.01): (a) the Listing Constitution shall be adopted and become effective, and (b) the Company shall effect a share consolidation or subdivision such that each Pre-Recapitalization Company Share immediately prior to the Merger Effective Time shall be consolidated or divided into a number of shares equal to the Adjustment Factor (the “Share Consolidation/Split”); provided that no fraction of a Company Ordinary Share will be issued by virtue of the Share Consolidation/Split, and each Company Shareholder that would otherwise be so entitled to a fraction of a Company Ordinary Share (after aggregating all fractional shares that otherwise would be received by such Company Shareholder) shall instead be entitled to receive such number of Company Ordinary Shares to which such Company Shareholder would otherwise be entitled, rounded down to the nearest whole number (clauses (a) through (b), the “Recapitalization”). Subject to and without limiting anything contained in Section 7.01, the Adjustment Factor shall be adjusted to reflect appropriately the effect of any stock or share subdivision, reverse share subdivision, capitalization, share dividend or share distribution (including any dividend or distribution of securities convertible into Pre-Recapitalization Company Shares or Company Ordinary Shares, as applicable), reorganization, recapitalization, reclassification, consolidation, exchange of shares or other like change (in each case, other than the Recapitalization) with respect to Pre-Recapitalization Company Shares or Company Ordinary Shares occurring on or after the date hereof and prior to the Closing Date.

ARTICLE 3

THE MERGER; CLOSING

Section 3.01. Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time, following the Recapitalization, BSAQ, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) in substantially the form attached as Annex F hereto by which Merger Sub shall be merged with and into BSAQ in accordance with Part XVI of the Cayman Islands Companies Act, with BSAQ being the surviving company (the “Merger”).

(b) Upon consummation of the Merger at the Merger Effective Time, the separate corporate existence of Merger Sub shall cease to exist and Merger Sub will be struck off the Register of Companies in the Cayman Islands, and BSAQ, as the surviving company of the Merger (hereinafter referred to for the periods at and after the Merger Effective Time as the “Merger Surviving Company”), shall continue its corporate existence under the laws of the Cayman Islands as a direct wholly-owned Subsidiary of the Company.

Section 3.02. Effects of the Merger. At the Merger Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the Cayman Islands Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of BSAQ and Merger Sub shall vest in the Merger Surviving Company and the Merger Surviving Company shall be liable for and subject in the same manner as BSAQ and Merger Sub to all mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of BSAQ and Merger Sub in accordance with the Cayman Islands Companies Act.

Section 3.03. Closing; Merger Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 4:01 p.m. (Eastern Time) on the date which is three Business Days after the date on which all conditions set forth in Article 10 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as BSAQ and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article 10, on the date of the Closing, BSAQ and Merger Sub shall file, or cause to be filed, the Plan of Merger and other documents required under the Cayman Islands Companies Act to effect the Merger with the Cayman Islands Registrar of Companies as provided by Section 233 of the Cayman Islands Companies Act. The Merger shall become effective at 4:01 p.m. (Eastern Time) on the date of the Closing immediately upon the registration of the Plan of Merger by Cayman Islands Registrar of Companies in accordance with the Cayman Islands Companies Act or at such later time or on such later date as may be agreed by BSAQ and the Company in writing and, in either case, as specified in or pursuant to the Plan of Merger in accordance with the Cayman Islands Companies Act (the “Merger Effective Time”).

Section 3.04. Memorandum and Articles of Association of Merger Surviving Company.

(a) At the Merger Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of the Merger Surviving Company shall be in the form of the BSAQ Governing Document in effect immediately prior to the Merger Effective Time, until thereafter amended or restated as provided therein or by Applicable Law.

Section 3.05. Directors and Officers of the Merger Surviving Company. At the Merger Effective Time, the directors and officers of Merger Sub as of immediately prior to the Merger Effective Time shall be the directors and officers of the Merger Surviving Company, unless otherwise determined by BSAQ and the Company prior to the Merger Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Merger Surviving Company.

Section 3.06. Effects of the Merger on the Share Capital of BSAQ and Merger Sub.

(a) Immediately prior to the Merger Effective Time, each BSAQ Unit that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one BSAQ Class A Ordinary Share and one-half of a BSAQ Public Warrant in accordance with the terms of the BSAQ Unit (the “Unit Separation”); provided that no fractional BSAQ Public Warrants will be issued in connection with the Unit Separation such that if a holder of BSAQ Units would be entitled to receive a fractional BSAQ Public Warrant upon the Unit Separation, the number of BSAQ Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of BSAQ Public Warrants without cash settlement for such rounded fraction. The BSAQ Class A Ordinary Shares and BSAQ Public Warrants held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 3.06.

(b) At the Merger Effective Time, by virtue of the Merger and without any action on the part of BSAQ, the Company, Merger Sub or any holder of BSAQ Ordinary Shares:

(i) each BSAQ Class A Ordinary Share and each BSAQ Class B Ordinary Share that is issued and outstanding immediately prior to the Merger Effective Time (other than the BSAQ Excluded Shares, BSAQ Redeeming Shares or BSAQ Dissenting Shares), including for the avoidance of doubt the BSAQ Class A Ordinary Shares held as a result of the Unit Separation (collectively the “Eligible BSAQ Shares” and the holder of an Eligible BSAQ Share being an “Eligible BSAQ Shareholder”) shall be cancelled in exchange for the right of each Eligible BSAQ Shareholder to receive one Company Ordinary Share at an issue price of $10.00 per Company Ordinary Share credited as fully paid (the aggregate number of Company Ordinary Shares thus issued to all Eligible BSAQ Shareholders in connection with the Merger is referred to herein as the “Company Exchange Shares”). All Eligible BSAQ Shares shall no longer be outstanding and shall be cancelled and cease to exist by virtue of the Merger, and each Eligible BSAQ Shareholder shall thereafter cease to have any rights with respect thereto, except for the right to receive the consideration set forth in this Section 3.06(b)(i);

(ii) each BSAQ Class A Ordinary Share that is issued and outstanding and held immediately prior to the Merger Effective Time by BSAQ as treasury shares, including shares redeemed by BSAQ in connection with the exercise of BSAQ Shareholder Redemption Rights (if any) (collectively, the “BSAQ Excluded Shares”) shall be cancelled and cease to exist, without any conversion thereof, and no consideration shall be paid or payable with respect thereto;

(iii) each BSAQ Redeeming Share that is issued and outstanding immediately prior to the Merger Effective Time shall be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the BSAQ Shareholder Redemption Amount in accordance with the BSAQ Governing Document; and

(iv) each BSAQ Dissenting Share issued and outstanding immediately prior to the Merger Effective Time shall be cancelled and cease to exist in accordance with Section 4.02 and shall carry no right other than the right to receive the applicable payment as set forth in Section 4.02.

(c) At the Merger Effective Time, the Company will assume the Warrant Agreement under the terms of the Assignment, Assumption and Amendment Agreement, and each BSAQ Warrant that is outstanding and unexercised shall thereupon be exchanged for a Company Warrant, which shall be on the same terms and conditions as the applicable BSAQ Warrant (as amended by the Assignment, Assumption and Amendment Agreement) (all Company Warrants issued to all holders of BSAQ Warrants in connection with the Merger is referred to herein as the “Company Exchange Warrants”). The Company shall take all corporate actions necessary to approve for future issuance a sufficient number of Company Ordinary Shares for delivery upon the exercise of such Company Exchange Warrants. All BSAQ Warrants shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of BSAQ Warrants shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.06(c).

(d) At the Merger Effective Time, by virtue of the Merger and without any action on the part of BSAQ, the Company, Merger Sub or any holder of BSAQ Ordinary Shares or BSAQ Warrants, each ordinary share of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable Class A ordinary share, par value $0.0001 of the Merger Surviving Company. Such ordinary share(s) of the Merger Surviving Company shall constitute the only issued and outstanding share capital of the Merger Surviving Company upon the Merger Effective Time.

ARTICLE 4

CLOSING DELIVERIES; EARNOUT

Section 4.01. Closing Deliverables.

(a) At or prior to the Closing, the Company shall deliver or cause to be delivered:

(i) the Registration Rights Agreement, duly executed by the Company and the Company Shareholders party thereto;

(ii) the Assignment, Assumption and Amendment Agreement, duly executed by the Company; and

(iii) a certificate signed by an authorized officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 10.02(a), Section 10.02(b) and Section 10.02(c) have been fulfilled.

(b) At or prior to the Closing, BSAQ shall deliver or cause to be delivered:

(i) the Registration Rights Agreement, duly executed by the parties thereto (other than the Company and the Company Shareholders);

(ii) the Assignment, Assumption and Amendment Agreement, duly executed by Sponsor; and

(iii) a certificate signed by an authorized director or officer of BSAQ, dated the Closing Date, certifying that the conditions specified in Section 10.03(a), Section 10.03(b) and Section 10.03(c) have been fulfilled.

Section 4.02. Dissenter’s Rights.

(a) Notwithstanding anything in this Agreement to the contrary and to the extent available under the Cayman Islands Companies Act, all BSAQ Ordinary Shares that are issued and outstanding immediately prior to the Merger Effective Time and that are held by any BSAQ Shareholder who shall have validly exercised and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost their rights to dissent from the Merger, in accordance with Section 238 of the Cayman Islands Companies Act (the “BSAQ Dissenting Shares” and holders of BSAQ Dissenting Shares being referred to as “BSAQ Dissenting Shareholders”) shall be cancelled and cease to exist at the Merger Effective Time, shall not be entitled to receive the applicable Company Exchange Shares under Section 3.06(b)(i) and shall instead be entitled to receive only the payment of the fair value of such BSAQ Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.

(b) For the avoidance of doubt, all BSAQ Ordinary Shares held by BSAQ Dissenting Shareholders who shall have failed to exercise or who shall have effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost their dissenter rights under Section 238 of the Cayman Islands Companies Act shall thereupon (i) not be deemed to be BSAQ Dissenting Shares, and (ii) be cancelled and cease to exist in exchange for, at the Merger Effective Time, the right to receive the applicable Company Exchange Shares under Section 3.06(b)(i) in the manner provided in Section 4.03.

(c) BSAQ shall provide to the Company (i) reasonably prompt notice of any notices of objection or notices of dissent to the Merger or demands for appraisal under Section 238 of the Cayman Islands Companies Act received by BSAQ, attempted withdrawals of such notices, dissents or demands, and any other instruments served pursuant to the Cayman Islands Companies Act and received by BSAQ relating to the exercise of any rights to dissent from the Merger or appraisal rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such notice of dissenter right or demand for appraisal under the Cayman Islands Companies Act. BSAQ shall not, except with the prior written consent of the Company, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In the event that any written notice of objection to the Merger is served on BSAQ by any BSAQ Shareholder pursuant to Section 238(2) of the Cayman Islands Companies Act, BSAQ shall give written notice of the authorization of the Merger to each such BSAQ Shareholder within 20 days of obtaining the BSAQ Shareholder Approval, pursuant to and in accordance with Section 238(4) of the Cayman Islands Companies Act.

Section 4.03. Disbursement of Company Exchange Securities.

(a) Prior to the Merger Effective Time, the Company shall appoint an exchange agent reasonably acceptable to BSAQ and the Company (in such capacity, the “Exchange Agent”), for the purpose of distributing to each holder of Eligible BSAQ Shares or BSAQ Warrants (collectively, the “BSAQ Securityholders”) the Company Exchange Shares and/or the Company Exchange Warrants, as applicable, payable to such holder.

(b) At the Closing, the Company shall instruct the Exchange Agent to deliver the applicable Company Exchange Securities to the BSAQ Securityholders pursuant to this Section 4.03, and to deliver the amount of any such dividends or other distributions with a record date after the Merger Effective Time theretofore paid with respect to such Company Exchange Securities.

(c) Notwithstanding any other provision of this Section 4.03, any obligation on the Company under this Agreement to issue Company Ordinary Shares to BSAQ Securityholders entitled to receive Company Exchange Securities shall be satisfied by the Company instructing the Exchange Agent to deliver such Company Exchange Securities in accordance with Section 4.03(b), to the extent and effect that each BSAQ Securityholder shall hold such Company Exchange Securities in book-entry form or through a holding of depositary receipts and the DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be) will be the holder of record of such Company Exchange Securities.

(d) After the Merger Effective Time, there shall be no further registration on the register of members of BSAQ of transfers of BSAQ Shares that were issued and outstanding immediately prior to the Merger Effective Time.

Section 4.04. No Liability; Withholding.

(a) None of the Parties, the Merger Surviving Company and the Exchange Agent shall be liable to any Person for any portion of the Company Exchange Shares or Company Exchange Warrants delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Notwithstanding any other provision of this Agreement, any portion of the Company Exchange Shares or Company Exchange Warrants that remains undistributed to the BSAQ Shareholders as of immediately prior to the date on which the Company Exchange Shares or Company Exchange Warrants would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by Applicable Law, become the property of the Company, free and clear of all claims or interest of any Person previously entitled thereto.

(b) Notwithstanding any other provision of this Agreement, each of the Parties, the Merger Surviving Company and the Exchange Agent, and any other applicable withholding agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such Taxes as are required to be deducted and withheld with respect to the making of such payment under any applicable Tax law; provided, that if any Party determines that any payment hereunder is subject to deduction and/or withholding, then it shall (i) use commercially reasonable efforts to provide written notice and include the amount of and basis for such deduction or withholding to the Party against whom such deduction or withholding is expected to be made as soon as reasonably practicable after such determination and (ii) consult and cooperate with such Party reasonably and in good faith to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Tax law. The Company may give effect to withholding hereunder by withholding (or causing to be withheld) any consideration issued in the form of Company Exchange Shares, Company Exchange Warrants or other consideration issued in kind, and then selling (or instructing to be sold) such portion of such consideration issued in kind to the extent necessary to satisfy the applicable withholding obligations. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Authority in accordance with applicable Tax law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 4.05. Earnout. If the Company’s reported consolidated revenue for fiscal year 2023 as set forth in the Company’s annual audited consolidated financial statements on its Annual Report on Form 20-F is at least $1,875,000,000, the Company, at its option, may issue such number of free bonus Company Ordinary Shares (or Equity Securities representing Company Ordinary Shares) as shall be valued at up to $50,000,000, based on an issue price per Company Ordinary Share equal to the Reference Price to the directors, executives, managers and employees of the Company and its Subsidiaries, as determined at the relevant time (together with the proportion of awards that each such person shall be entitled to) in the sole discretion of the compensation committee of the Company Board. The Company shall take such actions as may be required for the allotment and issuance of Equity Securities pursuant to this Section 4.05.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Schedule (subject to Section 12.14) or (b) as otherwise explicitly contemplated by this Agreement, the Company represents and warrants to BSAQ as of the date hereof and as of the Closing Date as follows:

Section 5.01. Corporate Existence and Power.

(a) The Company has been duly incorporated and is validly existing under the laws of Singapore and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b) True and complete copies of the Governing Documents of the Company (which for the purposes of this Section 5.01(b) shall not include the Listing Constitution) have been made available by the Company to BSAQ. Such Governing Documents are in full force and effect and, if required under Applicable Law, have been registered with, as applicable, the appropriate Governmental Authorities. The Company is not in violation of any of the provisions of its Governing Documents.

(c) The Company is duly licensed or qualified and, where applicable, in good standing (to the extent such concept exists in the relevant jurisdiction) as a foreign company in each jurisdiction in which the ownership or lease of its property or the character of its activities is such as to require it to be so licensed, qualified or in good standing (to the extent such concept exists in the relevant jurisdiction), as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.02. Corporate Authorization.

(a) Other than the Company Conversion Approval, Company Recapitalization Approval, and Company Closing Approval, each of the Company and Merger Sub has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party, to perform its obligations hereunder and thereunder, and (subject to the approvals described in Section 5.03) to consummate the Transactions. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party, and the consummation of the Transactions have been duly and validly authorized and approved by the Company Board, and the Merger Sub Board, and other than the Company Conversion Approval, Company Recapitalization Approval, and Company Closing Approval, no other corporate or similar organizational action on the part of the Company, Merger Sub or any of their respective Subsidiaries or any holders of any Equity Securities of the Company, Merger Sub or any of their respective Subsidiaries is necessary to authorize the execution and delivery by the Company and Merger Sub of this Agreement or the Ancillary Agreements to which the Company or Merger Sub is (or is specified to be) a party, the performance by the Company or Merger Sub of its obligations hereunder and thereunder and the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by each of the Company and Merger Sub and, assuming this Agreement constitutes a legal, valid and binding obligation of the other Parties, constitutes a legal, valid and binding obligation of each of the Company and Merger Sub, enforceable against each of the Company and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Each Ancillary Agreement to which the Company or Merger Sub is (or is specified to be) a party, when executed and delivered by the Company or Merger Sub, will be duly and validly executed and delivered by the Company or Merger Sub, and, assuming such Ancillary Agreement constitutes a legal, valid and binding obligation of the other parties thereto, will constitute a legal, valid and binding obligation of the Company or Merger Sub, enforceable against the Company or Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Each of the Company Board and the Merger Sub Board has, by duly adopted resolutions and if applicable, at a meeting duly called and held, unanimously (i) approved, as applicable, this Agreement, the Ancillary Agreements and the Transactions, (ii) determined that this Agreement, the Ancillary Agreements and the Transactions are advisable and in the best interests of, as applicable, the Company and Merger Sub, and their respective shareholders, (iii) directed that the adoption of this Agreement and the Ancillary Agreements be submitted for approval, as applicable, by the shareholders of the Company and Merger Sub, and (iv) recommended that the shareholders of the Company and Merger Sub approve this Agreement, the Ancillary Agreements and the Transactions.

Section 5.03. Governmental Authorizations; Consents. Assuming the representations and warranties in Article 6 are true, correct and complete, no consent, approval or authorization of, or designation, declaration to or filing with, notice to, or any other action by or in respect of, any Governmental Authority or other Person is required on the part of the Company or Merger Sub with respect to the Company’s or Merger Sub’s execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is (or is specified to be) a party or the consummation of the Transactions, except for (a) the filing of the Plan of Merger and related documentation with the Cayman Islands Registrar of Companies and the publication of notification of the Merger in the Cayman Islands Government Gazette in accordance with the Cayman Islands Companies Act, (b) the filing of the relevant documentation with the Registrar of Companies of Singapore in respect of the Conversion and the issuance of an altered notice of incorporation reflecting the Company as a public company in accordance with the Singapore Companies Act, (c) the filing of the relevant documentation with the Registrar of Companies of Singapore in respect of the adoption by the Company of the Listing Constitution, (d) the filings of the relevant documentation with the Registrar of Companies of Singapore in respect of the Recapitalization and the issuances of Company Ordinary Shares as contemplated in this Agreement, the Assignment, Assumption and Amendment Agreement and the Transactions contemplated thereunder in accordance with the Singapore Companies Act, (e) any consents, approvals, authorizations, designations, declarations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company or its Subsidiaries, taken as a whole, or (f) approval for listing the Company Ordinary Shares and Company Warrants issued pursuant to this Agreement on a Qualified Stock Exchange.

Section 5.04. Noncontravention. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Company or Merger Sub is (or is specified to be) a party by the Company or Merger Sub and the consummation of the Transactions do not and will not (a) contravene, conflict with, or violate any provision of, or result in the breach of any Applicable Law, (b) contravene, conflict with, or violate any provision of, or result in the breach of the Governing Documents of the Company or Merger Sub or any of their respective Subsidiaries, (c) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.03, conflict with, violate or result in a breach of any term, condition or provision of any Significant Contract, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice, or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of, any Significant Contract, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or Merger Sub or any of their respective Subsidiaries, or constitute an event which, with or without notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien or result in a violation or revocation of any required license, Permit or approval from any Governmental Authority or other Person, except, in each case of clauses (a), (c) and (d) above, (i) with respect to Merger Sub, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Merger Sub to enter into and perform this Agreement and the Ancillary Agreements, (ii) with respect to the Company, to the extent that the occurrence of any of the foregoing would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 5.05. Subsidiaries.

(a) The Subsidiaries of the Company are set forth on Section 5.05(a) of the Company Disclosure Schedule. Each of the Subsidiaries of the Company has been duly incorporated, formed or organized and is validly existing and in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary), where applicable, under the laws of its jurisdiction of incorporation, formation or organization and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary) as a foreign company (or other entity, if applicable) in each jurisdiction in which its ownership or lease of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary), as applicable, except where the failure to be so licensed or qualified or in good standing (to the extent such concept exists in the jurisdiction of the relevant Subsidiary) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Subsidiaries of the Company have been made available to BSAQ, and are in full force and effect and such Subsidiaries are not in violation of any of the provisions thereof.

Section 5.06. Capitalization.

(a) All of the issued Pre-Recapitalization Company Shares have been duly authorized and validly issued in accordance with Applicable Law and the Governing Documents of the Company, and are fully paid and were not issued in violation of, any preemptive rights, rights of first refusal or similar rights, and are free and clear of all Liens (other than Permitted Liens) and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Pre-Recapitalization Company Shares), and following the Company’s adoption of the Listing Constitution, are not subject to any preemptive rights, rights of first refusal or similar rights, other than generally applicable transfer restrictions imposed by applicable securities laws. Section 5.06(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all the Pre-Recapitalization Company Shares that are authorized, issued or outstanding and the holders of such Pre-Recapitalization Company Shares. Except as set forth in Section 5.06(a) of the Company Disclosure Schedule, there are no authorized, issued or outstanding Equity Securities of the Company.

(b) Set forth on Section 5.06(b) of the Company Disclosure Schedule is (i) the capitalization of each direct and indirect Subsidiary of the Company, including the number of Equity Securities authorized, issued and outstanding (including the holder of any such Equity Securities) for each such Subsidiary and (ii) the name of each other corporation, limited liability company, trust, partnership, joint venture or other entity in which the Company or any of its Subsidiaries owns Equity Securities and the amount and the ownership percentage represented by such Equity Securities. The outstanding Equity Securities of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights. Other than as set forth on Section 5.06(b) of the Company Disclosure Schedule, the Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding Equity Securities of each Subsidiary of the Company free and clear of any Liens other than Permitted Liens.

(c) Other than as set forth on Section 5.06(a) of the Company Disclosure Schedule or Section 5.06(b) of the Company Disclosure Schedule, there are no Equity Securities of the Company or any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company or any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the equityholders of the Company or any Subsidiary of the Company may vote. None of the Company or any of its Subsidiaries is a party to any equityholders agreement, voting agreement or registration rights agreement relating to the Equity Securities of the Company or any Subsidiary of the Company. There are no declared but unpaid dividends or other distributions with regard to any issued and outstanding Equity Securities of the Company or any Subsidiary of the Company.

(d) The Company Ordinary Shares to be issued to the holders of BSAQ Ordinary Shares pursuant to this Agreement will, upon issuance and delivery at the Closing, (i) be duly authorized and validly issued, and fully paid, (ii) be issued in compliance in all material respects with Applicable Law, (iii) not be issued in breach or violation of any preemptive rights or Contract, and (iv) be issued to such holders with good and valid title, free and clear of any Liens and any restrictions on transfer under this Agreement, any of the Ancillary Agreements or Applicable Law.

Section 5.07. Financial Statements.

(a) Attached as Section 5.07(a) of the Company Disclosure Schedule are true and complete copies of the audited consolidated balance sheets and statements of operations, other comprehensive loss, shareholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2022, and December 31, 2021 (the “Company Financial Statements”). The Company Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, and changes in shareholders’ equity and cash flow of the Company and its Subsidiaries as of the dates and for the periods indicated in the Company Financial Statements in conformity with GAAP consistently applied throughout the period indicated.

(b) The Company Financial Statements have been (i) audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act, (ii) prepared in all material respects in accordance with GAAP and, to the extent reasonably practicable, Regulation S-X, and (iii) reviewed by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act in accordance with PCAOB Auditing Standard 4105.

(c) Other than as set forth on Section 5.07(c) of the Company Disclosure Schedule, the Company has established and maintained, and maintain, systems of internal controls over financial reporting. Such systems are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s and its Subsidiaries’ assets and (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences, and (iv) material information is communicated to management as appropriate. Other than as set forth on Section 5.07(c) of the Company Disclosure Schedule, none of the Company, its Subsidiaries, or, to the knowledge of the Company, an independent auditor of the Company or its Subsidiaries, has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized or maintained by the Company or its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s or its Subsidiaries’ management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized or maintained by the Company, or (iii) any claim or allegation regarding any of the foregoing.

(d) Neither the Company nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.

(e) Neither the Company nor any of its Subsidiaries has received from any employee of the Company or its Subsidiaries any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim with respect to unlawful or potentially unlawful activity regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not independently identified or received any written notice from their independent accountants regarding any of the foregoing.

(f) As of the date hereof, the Company and its Subsidiaries do not have any Indebtedness except as set forth in Section 5.07(f) of the Company Disclosure Schedule.

Section 5.08. Undisclosed Liabilities.

(a) Merger Sub was incorporated solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Merger Effective Time except as expressly contemplated by this Agreement and the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(b) There is no liability, debt or obligation of the Company or any of its Subsidiaries (x) required to be set forth on a balance sheet of the Company in accordance with GAAP or (y) that is material, except for liabilities, debts and obligations (i) as (and to the extent) reflected or reserved for on the balance sheet of the Company as of December 31, 2022 or disclosed in the notes thereto included in the Company Financial Statements, (ii) that have arisen since December 31, 2022 in the Ordinary Course of Business (none of which results from, arises out of or was caused by any tortious conduct, breach of Contract, infringement or violation of any Applicable Law by the Company or any of its Subsidiaries) or (iii) incurred in connection with the Transactions.

Section 5.09. Absence of Changes.

(a) Since December 31, 2022, there has not been any Company Material Adverse Effect.

(b) Since December 31, 2022, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the Ordinary Course of Business and (ii) have not taken any action (or failed to take any action) that would violate Section 7.01 if such action had been taken (or failed to be taken) after the date of this Agreement.

Section 5.10. Litigation and Proceedings. Since January 1, 2020, there have not been any, and there are currently no, pending or, to the knowledge of the Company, threatened, Actions against the Company or any of its Subsidiaries or any of their respective properties or assets, or, to the knowledge of the Company, any of their respective directors or employees, in their capacity as such except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2020, neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any such Subsidiary, has been subject to any material Governmental Order.

Section 5.11. Compliance with Laws; Permits.

(a) The Company and its Subsidiaries are and since January 1, 2020 have been, in compliance with Applicable Law in all material respects, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2020, (i) none of the Company or any of its Subsidiaries has been subjected to, or received any notification from, any Governmental Authority of a material violation of any Applicable Law or any investigation by a Governmental Authority for actual or alleged material violation of any Applicable Law, (ii) to the knowledge of the Company, no claims have been filed against the Company or any of its Subsidiaries with any Governmental Authority alleging any material failure by the Company or any of its Subsidiaries to comply with any Applicable Law, and (iii) neither the Company nor any of its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any material noncompliance with any Applicable Law.

(b) The Company and each of its Subsidiaries has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted and as proposed to be conducted (the “Company Permits”), except where the failure to have such Company Permits would not be material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, (i) each Company Permit is in full force and effect in accordance with its terms, (ii) no outstanding written or, to the knowledge of the Company, oral notice of revocation, cancellation or termination of any Company Permit has been received by the Company or any of its Subsidiaries, (iii) there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, suspension, withdrawal, adverse modification, cancellation or termination of any Company Permit, and (iv) each of the Company and each of its Subsidiaries is, and has been since January 1, 2020, in compliance with all material Company Permits applicable to the Company or such Subsidiary and to the knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a default under such Company Permits, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole. The consummation of the Transactions will not cause the revocation, modification or cancellation of any Company Permits, except for any such revocation, modification or cancellation that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Section 5.11(b) of the Company Disclosure Schedule contains a true and complete list of all material Company Permits.

Section 5.12. Significant Contracts.

(a) Section 5.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Contracts to which the Company or any of its Subsidiaries is a party or is bound by falling within the following categories and in effect as of the date hereof (each Contract required to be listed on Section 5.12(a) of the Company Disclosure Schedule and, as of the Closing, any other Contract in effect that would have been required to be disclosed pursuant to Section 5.12(a) if in effect on the date hereof, a “Significant Contract”; it being understood that the Company is not required to list any Contract with the suppliers, service providers or customers of the Company or its Subsidiaries entered into in the Ordinary Course of Business in Section 5.12(a) of the Company Disclosure Schedule if such Contracts falls into categories set forth in Section 5.12(a)(i), (vii) and (x) but any such Contract shall still constitute a Significant Contract for the purposes of this Agreement):

(i) any Contract, the performance of which involves payments (A) by the Company or its Subsidiaries in the aggregate in excess of $30,000,000 in any fiscal year or (B) to the Company or its Subsidiaries in the aggregate in excess of $30,000,000 in any fiscal year;

(ii) any Contract for the voting of Equity Securities of the Company or any of its Subsidiaries;

(iii) any Contract with a Top Vendor or Top Customer (other than purchase or service orders accepted, confirmed or entered into in the Ordinary Course of Business);

(iv) any employment Contract with any of the top 10 compensated, based on annual target compensation for the fiscal year of 2023, employees of the Company and/or one of its Subsidiaries;

(v) each collective bargaining Contract (a “Labor Contract”);

(vi) any Contract pursuant to which the Company or any of its Subsidiaries leases, subleases, occupies or otherwise uses any real property that involves aggregate payments of $10,000,000 in any calendar year;

(vii) (A) any Contract under which the Company or any of its Subsidiaries has granted to a third party any right, license, sublicense or covenant not to sue with respect to any Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses granted to suppliers, service providers, or customers in the Ordinary Course of Business, or (B) any Contract pursuant to which the Company or any of its Subsidiaries obtains any right, license, sublicense or covenant not to sue from a third party with respect to any Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses of commercial off-the-shelf Software and Open Source Software that are available to the public generally with annual license, maintenance, support and other fees of less than $10,000,000;

(viii) any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) any Indebtedness (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among the Company or any of its Subsidiaries), (B) granted a Lien on its assets or group of assets, whether tangible or intangible, to secure any Indebtedness, (C) extended credit to any Person (other than pursuant to Contracts (i) involving immaterial advances made to an employee of the Company or any of its Subsidiaries or (ii) for goods and services, in each case in the Ordinary Course of Business) or (D) granted a material performance bond, letter of credit or any other similar instrument, in each case, in excess of $30,000,000 in the aggregate;

(ix) any Contract with any Governmental Authority the performance of which involves payments to the Company or its Subsidiaries in the aggregate in excess of $10,000,000;

(x) each Contract with a Related Party which are currently in force or under which any party thereto has outstanding obligations (other than Company Benefit Plans, confidentiality agreements, non-competition agreements or other agreements of a similar nature, or Contracts for compensation for services performed by a Related Party as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the Ordinary Course of Business), in each case, in excess of $10,000,000;

(xi) each Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) that contains financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the making of payments by the Company and its Subsidiaries after the Closing Date in excess of $30,000,000;

(xii) any Contract establishing any joint venture, strategic alliance, partnership or other material collaboration relating to assets or businesses valued at or involving payments in excess of $30,000,000; and

(xiii) any Contract involving any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute under which the Company or any of its Subsidiaries has any ongoing obligations (either monetary or non-monetary) in an amount higher than $30,000,000.

(b) True and correct copies of each Significant Contract (other than any Contract with the suppliers, service providers or customers of the Company or its Subsidiaries entered into in the Ordinary Course of Business if such Contracts falls into categories set forth in Section 5.12(a)(i), (vii) and (x)) as of the date hereof have been delivered to or made available to BSAQ. Each Significant Contract is in full force and effect and represents the legal, valid and binding obligations of the Company or the Subsidiary party thereto and, to the knowledge of the Company, the counterparties thereto and is enforceable against the Company or any of its Subsidiaries (as applicable), and to the knowledge of the Company, the counterparties thereto, in accordance with its terms and conditions. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to any such Significant Contract is in material breach of or in material default under such Significant Contract. Neither the Company nor any of its Subsidiaries has received any written claim or notice of any material breach of or material default under any Significant Contract, and, to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Significant Contract by the Company or any Subsidiary of the Company party thereto or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), in each case, which has a material adverse effect on the Company and its Subsidiaries taken as a whole. No party to any Significant Contract has exercised termination rights with respect thereto or has indicated in writing that it intends to terminate or materially modify its relationship with the Company or any of its Subsidiaries.

Section 5.13. Intellectual Property.

(a) Section 5.13(a) of the Company Disclosure Schedule contains a complete and accurate list of (i) all material registrations and applications for registration included in the Owned Intellectual Property as of the date of this Agreement (the “Registered Intellectual Property”), including as to each such item, as applicable, (A) the current owner or registrant, (B) the jurisdiction where the application, registration or issuance is filed, (C) the application, registration or issue number and (D) the applicable application, registration or issue date, and (ii) material Software included in the Owned Intellectual Property. Each item of Registered Intellectual Property in all material respects (x) has not been abandoned, canceled or adjudged invalid or unenforceable in whole or in part, (y)has been maintained effective by all requisite filings, renewals and payments and (z) to the knowledge of the Company is valid, subsisting, enforceable and in full force and effect.

(b) Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries (i) solely and exclusively own all right, title and interest in and to the Owned Intellectual Property (including all Registered Intellectual Property) and (ii) to the knowledge of the Company, have a valid and enforceable right to use all Licensed Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens). There are no material restrictions on the Company’s disclosure, use, license or transfer of the Owned Intellectual Property.

(c) The Company and its Subsidiaries use commercially reasonable efforts in accordance with generally accepted industry practice to maintain, enforce and protect the confidentiality of all material Owned Intellectual Property, the value of which to their business is contingent upon maintaining the confidentiality thereof, including maintaining policies requiring all employees, consultants and independent contractors to agree to maintain the confidentiality of such Intellectual Property pursuant to written, valid and enforceable confidentiality agreements. To the knowledge of the Company, except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, there has been no disclosure of any material trade secrets or material confidential information owned by the Company other than under written confidentiality agreements sufficiently protective to preserve the confidentiality of such trade secrets and confidential information.

(d) The Company and each of its Subsidiaries own or have a valid and enforceable license or other right to use any and all Intellectual Property that is owned by any Vingroup Entity (as defined below) and used or held for use in the conduct of the business of the Company and its Subsidiaries as currently conducted. To the knowledge of the Company, except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will not result in the loss, alteration, encumbrance, termination, extinguishment or impairment of any rights of the Company or its Subsidiaries in any Owned Intellectual Property or any Licensed Intellectual Property. As used herein, the term “Vingroup Entity” means Vingroup Joint Stock Company, each Subsidiary of Vingroup Joint Stock Company, the shareholders of the Company as of the date of this Agreement, and any Affiliates of such shareholders.

(e) To the knowledge of the Company, other than as set forth on Section 5.13(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor the conduct of their business, has, since January 1, 2020, infringed, misappropriated or otherwise violated, nor, to the knowledge of the Company, are any of them infringing, misappropriating or otherwise violating, any third party’s Intellectual Property rights except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole. No Action is pending or, to the knowledge of the Company, has been threatened against the Company or any of its Subsidiaries (i) alleging any infringement, misappropriation or violation of any third party’s Intellectual Property rights by the Company or any of its Subsidiaries or (ii) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Owned Intellectual Property or Licensed Intellectual Property, in each instance that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, no third party has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Owned Intellectual Property or Licensed Intellectual Property in any material respect and no Action by or on behalf of the Company or its Subsidiaries against a third party with respect to the alleged infringement, misappropriation or other violation of the Owned Intellectual Property is currently pending or threatened, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f) No funding, facilities, personnel or resources of any Governmental Authority or any university, college, research institute or other educational institution was used in the development of any material Owned Intellectual Property, except for any such funding or use of facilities, personnel or resources that has not resulted in such Governmental Authority’s or institution’s obtaining ownership or other exclusive rights to such Owned Intellectual Property.

(g) All current and former employees, independent contractors and consultants who contributed to the discovery, creation or development of any Owned Intellectual Property for or on behalf of the Company or any of its Subsidiaries have transferred all of their rights, title and interest in and to such Owned Intellectual Property to the Company or one of its Subsidiaries pursuant to Applicable Law and/or binding written agreements sufficient to effect such transfer to the Company and/or one or more of its Subsidiaries. To the knowledge of the Company, no such employee, independent contractor or consultant has asserted any right, license, claim or interest whatsoever in or with respect to any such Owned Intellectual Property.

(h) The use of Open Source Software by the Company and its Subsidiaries and in the operation of their businesses, including the use and distribution of products and services incorporating any such Open Source Software by or on behalf of the Company and its Subsidiaries, is in compliance with the terms and conditions of all applicable licenses for such Open Source Software, including notice and attribution obligations with respect thereto. None of the Software included in the Owned Intellectual Property contains any Open Source Software.

(i) To the knowledge of the Company, none of the Software included in the Owned Intellectual Property or otherwise distributed by the Company or any of its Subsidiaries (i) contains any viruses, worms, Trojan horses, bombs, backdoors, clocks, timers or similar harmful or hidden programs or other disabling device or malicious code, design or routine or (ii) with respect to Software included in the Owned Intellectual Property, is subject to any agreement with any Person under which the Company or any of its Subsidiaries has deposited, or could be required to deposit, into escrow the source code of such Software and no such source code has been released to any Person, or is entitled to be released to any Person (on a contingent basis or otherwise), by any escrow agent, escrow service or similar third party. To the knowledge of the Company, the consummation of the Transactions will not trigger the release of any source code of any Software included in the Owned Intellectual Property.

(j) To the knowledge of the Company, the Company IT Systems are fully functional and operate and perform in accordance with their documentation and functional specifications and otherwise in a manner that, in all material respects, permits the Company and its Subsidiaries to conduct their business as currently conducted and are in sufficiently good working condition to effectively perform all information technology operations undertaken in the course of the conduct of their businesses as currently conducted. To the extent the Company IT Systems are owned by or under the control of the Company or any of its Subsidiaries, the Company and its Subsidiaries have in place commercially reasonable measures, consistent with current applicable industry standards, to protect the confidentiality, integrity and security of the Company IT Systems, and all information and transactions stored or contained therein or transmitted thereby, against any unauthorized use, access, interruption, modification or corruption, and such measures include commercially reasonable security protocol technologies, including the implementation of commercially reasonable (i) safeguards and security protocol technologies designed to protect against unauthorized access to, and unauthorized use, alteration, disclosure or distribution of Personally Identifiable Information, (ii) data backup, (iii) disaster avoidance and recovery procedures, and (iv) business continuity procedures. To the knowledge of the Company, except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, there has been no Security Incident involving the Company IT Systems owned by or under the control of the Company or any of its Subsidiaries, or any data or information, including Personally Identifiable Information, stored or contained therein or transmitted thereby.

Section 5.14. Data Privacy.

In each case, except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) The Company and its Subsidiaries have developed, implemented and maintained a written data protection and cybersecurity program (the “Data Protection Program”) that is in compliance with all material Privacy Requirements. Since January 1, 2020, no Person has received any compensation or damages from the Company or any of its Subsidiaries, or has brought, or to the knowledge of the Company, threatened in writing to bring, any material Action against the Company or any of its Subsidiaries in relation to any actual Security Incident for or arising as a result of any actual or alleged violation, breach or other material non-compliance with or of any Privacy Requirement, and, to the Company’s knowledge, no facts or circumstances exist that might give rise to any such claim.

(b) To the knowledge of the Company, the Company and its Subsidiaries have at all times complied, and are currently in compliance, in all material respects with all Privacy Requirements with respect to the Processing of Personally Identifiable Information, including (i) providing adequate notice and obtaining any necessary consents from customers (to the extent legally required under the Privacy Requirements) required for the Processing of the Company PII as conducted by or on behalf of the Company or any of its Subsidiaries and (ii) abiding by any privacy choices (including opt-outs, do-not-calls or similar choices) of end users relating to Personally Identifiable Information. The Company and its Subsidiaries are not, and since January 1, 2020, have not been, subject to a Governmental Order of, and have not, since January 1, 2020, received a written notice from, a Governmental Authority regarding actual or alleged non-compliance with or violation of any Privacy Requirement. The Company and its Subsidiaries have taken commercially reasonable steps to ensure the reliability of their employees, representatives, consultants, contractors and agents that have access to Company PII, to provide training to such individuals on all applicable Privacy Requirements and to ensure that all such employees, representatives, consultants, contractors and agents with the right to access such Company PII are subject to appropriate binding obligations of confidentiality with respect to such Company PII.

(c) To the knowledge of the Company, each of the Company’s and its Subsidiaries’ third-party data suppliers, vendors, and partners that Process Company PII or other Personally Identifiable Information on behalf of the Company or its Subsidiaries are in compliance in all material respects with the Privacy Requirements and, to the knowledge of the Company, since January 1, 2020, there has been no unauthorized or illegal Processing, or other material breach, violation or default (or event that, with or without the giving of notice or lapse of time, would constitute a breach, violation or default) by any such supplier, vendor or other partner of any Privacy Requirements. To the knowledge of the Company, no circumstances have arisen in which the Privacy Requirements would require the Company or its Subsidiaries to notify any Governmental Authority of any Security Incident.

(d) The consummation of the Transactions will not breach any Privacy Requirement.

Section 5.15. Company Benefit Plans.

(a) Section 5.15(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan and specifies the jurisdiction of such Company Benefit Plan. A “Company Benefit Plan” means any employee compensation and benefit contracts, plans, policies, programs, or arrangements, and each other change in control, transaction bonus, equity or equity-based compensation, severance, retention, employment, change-of-control, bonus, incentive, deferred compensation, retirement, pension, profit-sharing, vacation, disability, medical (including any self-insured arrangement), dental, vision, disability or sick leave benefits, post-retirement benefits (including compensation, pension, health, medical or insurance benefits), health, welfare, prescription, or other fringe or employee benefit plan, agreement, program, policy, or arrangement (other than offer letters for at-will employment without an obligation for severance, except as required by Applicable Law, or guaranteed bonus or similar payment), in each case whether written or unwritten (i) that is maintained, sponsored, administered, entered into or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries for the current or future benefit of any current or former Service Provider or (ii) under which the Company or any of its Subsidiaries has or is reasonably expected to have any direct or indirect obligation or liability, excluding any such plan, agreement, program, policy or arrangement sponsored by a Governmental Authority. As of the date hereof and except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries has made any plan or commitment to establish or contribute to any new material Company Benefit Plan or materially modify any existing Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has delivered or made available to BSAQ copies of, if applicable, (i) such Company Benefit Plan and any amendments thereto (or, if oral, a written summary thereof), (ii) any trust or funding agreement related thereto (iii) the most recent summary plan description (if applicable), (iv) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service (if applicable) including all schedules thereto, financial statements and any related actuarial reports, (v) all material, non-routine correspondence or other communications received within the last 3 years from any Governmental Authority regarding such Company Benefit Plan, (vi) the most recent determination or opinion letter issued by the Internal Revenue Service, and (vii) documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents provided in clauses (i) through (vi).

(c) Each Company Benefit Plan has been established, maintained, and administered in compliance with its terms and Applicable Law, except where failure to comply would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) all contributions and other payments required by and due under the terms of each Company Benefit Plan have been timely made and (ii) all forms, reports, or returns required to be filed with any Governmental Authority with respect to each Company Benefit Plan have been timely and properly filed.

(d) None of the Company or any of its Subsidiaries sponsors, maintains, contributes to (or is obligated to contribute to), or has any material liability in respect of, or at any time in the six (6) years preceding the date hereof has sponsored, maintained, contributed to (or was obligated to contribute to), or had any material liability in respect of, a defined benefit pension plan. No Company Benefit Plan provides any post-termination or retiree life or health insurance or other material employee welfare benefit to any Person, except as may be required by any Applicable Law.

(e) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are, and since January 1, 2020 there have been, (i) no pending or, to the knowledge of the Company, threatened Actions (other than routine claims for benefits in the Ordinary Course of Business) with respect to any Company Benefit Plan, and (ii) no audits, material inquiries, or proceedings pending or, to the knowledge of the Company, threatened in writing by any Governmental Authority with respect to any Company Benefit Plan.

(f) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(g) Except as disclosed on Section 5.15(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation of any of the Transactions (either alone or in connection with any other event, contingent or otherwise) will (i) result in any payment or benefit (including notice, severance, golden parachute, bonus, commission, or otherwise) becoming due to any current or former Service Provider, (ii) result in any forgiveness of Indebtedness to any current or former Service Provider, (iii) increase any compensation or benefits otherwise payable by the Company or any of its Subsidiaries or under any Company Benefit Plan, (iv) result in the acceleration of the time of payment or vesting of any compensation or benefits. No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” (as defined in Section 280G of the Code) under any Company Benefit Plan or otherwise could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code, in either case, as a result of the consummation of the Transactions. Neither the Company nor any of its Subsidiaries have an obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999, 409A or 457A of the Code.

Section 5.16. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, subject to, or in the process of entering into, any Labor Contract (whether written or unwritten) applicable to current or former Service Providers, nor are there any Service Providers represented by a works council or a labor organization or, to the knowledge of the Company, activities or proceedings of any labor union to organize any Service Providers. The consent of or consultation with, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(b) Since January 1, 2020, and except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries has been in compliance in all material respects with Applicable Law regarding labor and employment, including provisions thereof relating to wages, hours, collective bargaining, labor management relations, overtime, employee classification, discrimination, sexual harassment, civil rights, equal opportunity, affirmative action, work authorization, immigration, safety and health, plant closings and mass layoffs, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes (collectively, the “Employment Laws”), (ii)there have been no pending or, to the knowledge of the Company, threatened in writing complaints against the Company or its Subsidiaries regarding unfair labor practices before any Governmental Authority, (iii) there has been no pending or, to the knowledge of the Company, threatened in writing (and the Company does not otherwise reasonably anticipate), strike, labor dispute, slowdown, work stoppage or other labor stoppage or disruption with respect to the Company or any of its Subsidiaries, (iv) there have been no pending or, to the knowledge of the Company, threatened Actions against the Company or any of its Subsidiaries with respect to the Employment Laws, (v) neither the Company nor any of its Subsidiaries has (x) taken any action which would constitute a “plant closing” or “mass lay-off” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 or similar law (collectively, “WARN”) or issued any notification of a plant closing or mass lay-off required by WARN, or (y) incurred any liability or obligation under WARN that remains unsatisfied, and (vi). neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee currently self-employed or employed by another employer, or (C) any employee currently or formerly classified as exempt from any entitlement to overtime wages.

(c) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has any “joint employer” liability with respect to any use of service providers, including any independent contractors or other Persons employed by a third-party employment agency or similar provider. Since January 1, 2020: (x) no current or former Service Provider has, to the knowledge of the Company, made written allegations of sexual harassment with potential merit against (A) any current or former officer or director of the Company or its Subsidiaries or (B) any Company employee who, directly or indirectly, supervises at least ten (10) Service Providers, and (y) neither the Company nor any of its Subsidiaries have entered into any settlement agreement as a result of any such allegations of sexual harassment or sexual misconduct by a Service Provider.

Section 5.17. Taxes.

(a) All material Tax Returns required to be filed by the Company or any of its Subsidiaries (taking into account applicable extensions) have been timely filed in all material respects, and all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects.

(b) The Company and its Subsidiaries have paid all material Taxes (whether or not shown on any Tax Return) that are due and payable by the Company and its Subsidiaries, except with respect to matters contested in good faith by appropriate proceedings, an extension of the date for the payment of such Taxes is being considered by the competent authorities, or with respect to which adequate reserves have been made in accordance with GAAP.

(c) Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of the Company or any of its Subsidiaries.

(d) All material amounts of Taxes required to be withheld by the Company and its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(e) None of the Company or any of its Subsidiaries has received from any Governmental Authority written notice of any threatened, proposed, or assessed deficiency for any material Taxes of the Company or any of its Subsidiaries, except for such deficiencies that have been satisfied by payment, settled or withdrawn. To the knowledge of the Company, no material audit or other proceeding by any Governmental Authority is in progress with respect to any material Taxes due from the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any such audit or proceeding is contemplated or pending.

(f) Within the past three years, no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not pay a particular type of Tax or file a particular type of Tax Return that it is or may be required to file such type of Tax Return or pay such type of Tax in such jurisdiction.

(g) Neither the Company nor any of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. Neither the Company nor any of its Subsidiaries has extended the statute of limitations for assessment, collection or other imposition of any material amount of Tax (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the Ordinary Course of Business), which extension is currently in effect.

(h) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Tax Contract, other than (i) any customary commercial Contracts or Contracts entered into in the Ordinary Course of Business, in each case, which do not primarily relate to Taxes or (ii) any such agreement solely among the Company and its Subsidiaries.

(i) Neither the Company nor any of its Subsidiaries has ever been a member of an Affiliated Group (other than an Affiliated Group the common parent of which is the Company or any of its Subsidiaries and which consists only of the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries has liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Applicable Law), as transferor or successor, by Contract or otherwise (other than pursuant to any customary commercial Contract or Contract entered into in the Ordinary Course of Business, in each case, which does not principally relate to Taxes).

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; or (iv) any deferred revenue or prepaid amount received on or prior to the Closing outside the Ordinary Course of Business.

(k) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(l) Neither the Company nor any of its Subsidiaries is a (i) “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (ii) U.S. corporation under Section 7874(b) of the Code or (iii) stapled entity within the meaning of Section 269B of the Code.

(m) Based on its current and expected income and assets (taking into account the expected cash proceeds to be received by the Company from the Transactions and the Company’s anticipated market capitalization following the Transactions) the Company does not presently expect to be a passive foreign investment company within the meaning of Section 1297 of the Code for its taxable year ending December 31, 2023.

(n) All material payments between or among the Company and any of its Subsidiaries or between or among its Subsidiaries and any material transactions between or among the Company and any of its Subsidiaries or between or among its Subsidiaries have complied with all applicable transfer pricing requirements imposed by Applicable Law, including proper documentation and reporting as required by any Applicable Law related to transfer pricing.

(o) Merger Sub has not filed an IRS Form 8832 electing to be treated as a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes. As of immediately prior to the Merger Effective Time, Merger Sub shall be a direct, wholly owned Subsidiary of the Company.

Section 5.18. Insurance. Section 5.18 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies, together with all amendments, modifications, or supplements thereto, have been made available to BSAQ. With respect to each such insurance policy: (a) the policy is legal, valid, binding and to the knowledge of the Company enforceable in accordance with its terms and is in full force and effect, (b) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and to the knowledge of the Company, no event has occurred which, with or without notice or the lapse of time or both, will constitute such a breach or default, or permit termination or modification, under the policy, (c) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, (d) no written notice of cancellation, termination, non-renewal, disallowance or reduction in coverage has been received (or, to the Company’s knowledge, threatened), nor has there been any lapse in coverage since January 1, 2020 and (e) there are no claims by the Company nor any of its Subsidiaries pending under any of the insurance policies as to which coverage has been denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. Neither the Company nor any of its Subsidiaries have any material self-insurance programs. To the knowledge of the Company, there is no fact, condition, situation or set of circumstances (including the consummation of the transactions contemplated hereby) that could reasonably be expected to result in or be the basis for any material premium increase with respect to, or material alteration of coverage under, any insurance policy. The insurance policies are with reputable insurance carriers and provide coverage to the Company and its Subsidiaries against all risk of the businesses of the Company and its Subsidiaries that to the knowledge of the Company as are reasonable and appropriate considering the business of the Company and its Subsidiaries (including the Contracts to which they are bound).

Section 5.19. Real Property; Assets.

(a) Except as would not have a material adverse effect on the business of the Company and its Subsidiaries, taken as a whole, (i) the Company and/or its Subsidiaries own and possess good and marketable fee simple, or local equivalent, title in and to that certain real property described on Schedule 5.19(a) of the Company Disclosure Schedule, in each case, free and clear of all Liens except Permitted Liens (the “Owned Real Property”); and (ii) none of the Owned Real Property is subject to or encumbered by any option, right of first refusal or other contractual right or obligation to sell, lease, sublease, assign or otherwise dispose of such Owned Real Property.

(b) Section 5.19(b) of the Company Disclosure Schedule (i) correctly describes, as of the date hereof, all real property that the Company and its Subsidiaries lease, sublease, use, license or operate and (ii) contains a complete and accurate list of Leased Real Property, in each case, that involve aggregate payments of $10,000,000 in any calendar year. The Owned Real Property and the Leased Real Property constitute all of the real property occupied or operated by the Company and its Subsidiaries in connection with their business.

(c) Each lease related to the Leased Real Property to which the Company or any of its Subsidiaries is a party is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries party thereto, and to the knowledge of the Company, the counterparties thereto, and is in full force and effect. The Company and its Subsidiaries have valid leasehold interests in, and enjoy undisturbed possession of, all Leased Real Property. Neither the Company nor any of its Subsidiaries is in material breach or material default under any such lease, and no condition exists which (with or without notice or lapse of time or both) would constitute a default by the Company or any of its Subsidiaries thereunder or, to the knowledge of the Company, by the other parties thereto.

(d) Neither the Company nor any of its Subsidiaries have subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, which is still in effect, that involve aggregate payments of $10,000,000 in any calendar year. Neither the Company nor any of its Subsidiaries have mortgaged, deeded in trust, collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein, which is still in effect. Except for Permitted Liens, there exist no Liens affecting all or any portion of the Leased Real Property created by, through or under the Company or any of its Subsidiaries.

(e) There are no pending or, to the knowledge of the Company, threatened (i) Actions or other proceedings to take all or any portion of the Leased Real Property or any interests therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or (ii) sales or dispositions in relation to any such Action or proceeding. There is no purchase option, right of first refusal, first option or other similar right held by the Company or any of its Subsidiaries with respect to, or any real estate, building or other improvement affected by, any portion of the Leased Real Property.

(f) The Company and its Subsidiaries have good title to, or in the case of leased properties and assets, have valid leasehold interests in, all of the property and assets (whether personal, tangible or intangible) reflected on the Company Financial Statements or acquired by the Company and its Subsidiaries after December 31, 2022, except for properties, assets and rights sold since December 21, 2022 in the Ordinary Course of Business (or, with respect to such properties and assets sold after the date of this Agreement, as permitted pursuant to Section 7.01) or where the failure to have such good title or valid leasehold interests would not be material to the Company and its Subsidiaries, taken as a whole. None of such property, assets and rights is subject to any Lien (other than Permitted Liens).

Section 5.20. Environmental Matters.

In each case, except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) The Company and its Subsidiaries are, and at all times since their respective dates of incorporation, organization, or formation have been, in compliance with all Environmental Laws in all material respects, and there are no existing facts or circumstances which would reasonably be expected to prevent such compliance in the future and all Permits held by the Company pursuant to applicable Environmental Laws are in all material respects in full force and effect and to the knowledge of the Company no appeal or any other Action is pending to revoke or modify any such Permit.

(b) No written notice of violation, demand, request for information, citation, summons or order has been received by the Company relating to or arising out of any Environmental Laws, other than those relating to matters that have been fully resolved or that remain pending and, if adversely determined, would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) Neither the Company nor any of its Subsidiaries has agreed to indemnify any other Person against liability under Environmental Laws, or to assume or undertake any liability of another Person under Environmental Laws (other than pursuant to any customary commercial Contract entered into in the Ordinary Course of Business which does not principally relate to Environmental Laws).

(d) Copies of all material written reports (in the case of reports with multiple drafts or versions, the final draft or version), notices of violation, orders, audits, assessments and all other material environmental reports, in the possession, custody or control of the Company or its Subsidiaries, relating to environmental conditions in, on or about the Leased Real Property or to the Company’s or its Subsidiaries’ compliance with Environmental Laws have been made available to BSAQ.

Section 5.21. Affiliate Transactions. Except for any Company Benefit Plan (including any employment or stock appreciation rights agreements entered into in the Ordinary Course of Business by the Company or any of its Subsidiaries) or as set forth in Section 5.21 of the Company Disclosure Schedule, no (a) Company Shareholder, (b) former or current director, officer, manager, employee, indirect or direct equityholder, optionholder or member of the Company or any of its Subsidiaries or (c) any Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934), of any Person described in the foregoing clauses (a) or (b), in each case, other than the Company or any of its Subsidiaries (each a “Related Party”), is (i) a party to any Contract or business arrangement with the Company or any of its Subsidiaries, (ii) provides any services to, or is owed any money by or owes any money to, or has any claim or right against, the Company or any of its Subsidiaries (other than, in each case, compensation for services performed by a Person as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the Ordinary Course of Business), or (iii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any material tangible or intangible property, asset, or right that is, has been, or is currently planned to be used by the Company or any of its Subsidiaries, in each of clauses (i) through (iii) in excess of $10,000,000 (the Contracts, relationships, or transactions described in clauses (i) through (iii), the “Affiliate Transactions”).

Section 5.22. Vendors. Section 5.22 of the Company Disclosure Schedule sets forth a complete and accurate list of the Top Vendors, and the amount of consideration paid to such suppliers for such period. Since December 31, 2022, no Top Vendor has cancelled, terminated, reduced or altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) its business relationship with the Company or any of its Subsidiaries other than due to the expiration of an existing contractual arrangement, and the Company has not received written or, to the knowledge of the Company, oral notice from any of the Top Vendors stating the intention of such Person to do so.

Section 5.23. Customers. Section 5.23 of the Company Disclosure Schedule sets forth a complete and accurate list of the Top Customers, and the revenue generated from such customers for such period. Since December 31, 2022, no Top Customer has cancelled, terminated, reduced or altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) its business relationship with the Company or any of its Subsidiaries other than due to the expiration of an existing contractual arrangement, and the Company has not received written or, to the knowledge of the Company, oral notice from any of the Top Customers stating the intention of such Person to do so.

Section 5.24. Certain Business Practices; Anti-Corruption; Anti-Money Laundering and Sanctions.

(a) The Company and its Subsidiaries, and to the knowledge of the Company, each of the Company’s and its Subsidiaries’ respective officers, directors, employees, agents, representatives or other Persons acting on its behalf, have in the past five years complied with, are and will be in compliance with Anti-Corruption Laws.

(b) Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of the Company’s or its Subsidiaries’ respective officers, directors, employees, agents, representatives or other Persons acting on behalf of the Company or its Subsidiaries, in the last five years (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another Person, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (ii) has made or will make or authorize any other Person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of the foregoing clauses (A) and (B), a Person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such Person is aware of (i) the existence of or (ii) a high probability of the existence of such conduct, circumstances or results.

(c) Other than as set forth on Section 5.24 of the Company Disclosure Schedule, the Company and each of its Subsidiaries has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of each of the Company and its Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization.

(d) The Company and each of its Subsidiaries has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance in all material respects with Anti-Corruption Laws.

(e) To the knowledge of the Company, none of the Company’s nor any of its Subsidiaries’ respective beneficial owners, officers, directors, employees, agents, representatives or other persons acting on their behalf is or was a Government Official having the power to decide on policies affecting the Company’s operations or a close family member of such Government Official.

(f) To the knowledge of the Company, no Governmental Authority is investigating or has in the past five years conducted, initiated or threatened any investigation of the Company or any of its Subsidiaries, or the Company’s or its Subsidiaries’ respective officers, directors or employees for alleged violation of Anti-Corruption Laws in connection with activities relating to the Company or any of its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ Affiliates, nor to the knowledge of the Company, any of the Company’s or its Subsidiaries’ directors, officers, employees, agents or representatives or other Persons acting on its behalf, is, or is owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, Cuba, Iran, North Korea, and Syria) (collectively, the “Sanctioned Territories”) or has conducted business with any Person or entity, or any of its officers, directors, employees, agents, representatives or other Persons acting on its behalf, that is (i) the subject of any Sanctions, or (ii) located, organized or resident in any of the Sanctioned Territories.

(h) The operations of the Company and each of its Subsidiaries are and have been conducted at all times in the past five years in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”), and no Action involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the Company’s knowledge, threatened.

(i) There are no (i) claims, damages, liabilities, obligations, losses, penalties, actions, judgments and/or written allegations asserted against, paid or payable by the Company or each of its Subsidiaries, or any of their directors, officers, employees, agents, representatives or other Persons acting on their behalf in relation to the conduct of the business by such Company or Subsidiaries in connection with non-compliance with any applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by such Person, or (ii) completed, outstanding or to the knowledge of the Company, threatened investigations (whether by the Company or each of its Subsidiaries, any third parties or Governmental Authority) involving possible non-compliance with applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by any directors, officers, employees, agents, representatives of the Company or each of its Subsidiaries or other Persons acting on their behalf. To the knowledge of the Company, there are no circumstances which may be reasonably expected to give rise to any such claims, damages, liabilities, obligations, losses, penalties, actions, judgments, allegations and/or investigations.

Section 5.25. Registration Statement and Proxy Statement. On the date of any filing pursuant to Rule 424(b), the date that the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to BSAQ Shareholders, and at the time of the BSAQ Extraordinary General Meeting, assuming the disclosures of BSAQ and Affiliates contained in the Registration Statement and Proxy Statement (together with any amendments or supplements thereto) are true, correct and complete, none of the information furnished by or on behalf of the Company or Merger Sub in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be.

Section 5.26. Bankruptcy, Insolvency or Judicial Composition Proceedings. To the knowledge of the Company, no bankruptcy, insolvency or judicial composition proceedings concerning the Company or any of its Subsidiaries have been applied for. To the knowledge of the Company, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning the Company or any of its Subsidiaries. No steps have been taken by the Company or any of its Subsidiaries or proposed by or to the Company or any of its Subsidiaries for the winding-up, bankruptcy, administration, insolvency or dissolution of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due and neither the Company nor any of its Subsidiaries has stopped paying its debts when due or indicated an intention to do so.

Section 5.27. Brokers’ Fees. Section 5.25 of the Company Disclosure Schedule sets forth each broker, finder, investment banker, intermediary or other Person that is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, any of its Subsidiaries or any of their Affiliates.

Section 5.28. No Additional Representations and Warranties; No Outside Reliance. Except for the representations and warranties provided in this Article 5, and the representations and warranties as may be provided in the Ancillary Agreements, neither the Company nor any of their respective Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby or thereby to BSAQ. Neither the Company nor any of their respective Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any financial information, financial projections, forecasts, budgets or any other document or information made available to BSAQ or any other Person (including information in the Virtual Data Room or provided in any formal or informal management presentation) except for the representations and warranties made by the Company to BSAQ in this Article 5 and the representations and warranties as may be provided in the Ancillary Agreements. Each of the Company and its Subsidiaries hereby expressly disclaims any representations or warranties other than those expressly given by the Company in this Article 5 and as may be provided in the Ancillary Agreements. The Company and Merger Sub acknowledge and agree that, except for the representations and warranties contained in Article 6 or the Ancillary Agreements, neither BSAQ nor any of its Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding BSAQ or the transactions contemplated hereunder or thereunder, including in respect of BSAQ, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information not expressly set forth in Article 6 or the Ancillary Agreements. None of the Company and Merger Sub is relying on any representations or warranties other than those representations or warranties set forth in Article 6 or the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 5.28 shall limit BSAQ’s remedies in the event of fraud.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BSAQ

Except as set forth in the BSAQ Disclosure Schedule (subject to Section 12.14) or in any publicly available SEC Document filed by BSAQ no later than 5:30 p.m. on the day immediately before the date of this Agreement

(other than disclosures in the “Risk Factors” or “Forward Looking Statements” of any such SEC Document and other disclosures to the extent that such disclosure is predictive or forward-looking in nature, except for any specific factual information contained therein, which shall not be excluded) (it being acknowledged that nothing disclosed in such publicly available SEC Documents will be deemed to modify or qualify Section 6.06, Section 6.11 and Section 6.18), BSAQ represents and warrants to the Company as of the date hereof and as of the Closing as follows:

Section 6.01. Corporate Organization.

(a) BSAQ has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands, and has all requisite corporate or similar organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted.

(b) A true and complete copy of the BSAQ Governing Document has been made available by BSAQ to the Company. The BSAQ Governing Document is in full force and effect and BSAQ is not in violation of any of the provisions thereof.

(c) BSAQ is duly licensed or qualified and, where applicable, in good standing as a foreign company or other entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not reasonably be expected to have a BSAQ Material Adverse Effect.

Section 6.02. Corporate Authorization.

(a) BSAQ has all requisite corporate or similar organizational power and authority to execute and deliver this Agreement and each Ancillary Agreement to which BSAQ is (or is specified to be) a party and, subject to obtaining the BSAQ Shareholder Approval, to perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and each Ancillary Agreement to which BSAQ is (or is specified to be) a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the BSAQ Board, and no other corporate or similar organizational action on the part of BSAQ or any holders of any Equity Securities of BSAQ is necessary to authorize the execution and delivery by BSAQ of this Agreement or the Ancillary Agreements to which BSAQ is (or is specified to be) a party, the performance by BSAQ of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, other than the BSAQ Shareholder Approval. This Agreement has been duly and validly executed and delivered by BSAQ and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of BSAQ, enforceable against BSAQ in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Each Ancillary Agreement to which BSAQ is (or is specified to be) a party, when executed and delivered by BSAQ, will be duly and validly executed and delivered by BSAQ, and, assuming such Ancillary Agreement constitutes a legal, valid and binding obligation of the other parties thereto, will constitute a legal, valid and binding obligation of BSAQ, enforceable against BSAQ in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The BSAQ Shareholder Approval is the only vote of any of BSAQ’s share capital necessary in connection with the entry into this Agreement by BSAQ, and the consummation of the transactions contemplated hereby, including the Closing.

(c) At a meeting duly called and held, the BSAQ Board has unanimously: (i) approved this Agreement, the Ancillary Agreements to which BSAQ is a party and the Transactions, (ii) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the BSAQ Shareholders; (iii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account, as applicable; (iv) approved the Transactions as a Business Combination; and (v) resolved to recommend to the Pre-Closing BSAQ Holders approval of the Transaction Proposals (the “BSAQ Board Recommendation”).

Section 6.03. Governmental Authorizations; Consents. Assuming the representations and warranties of the Company contained in this Agreement are true, correct and complete, no consent, approval or authorization of, or designation, declaration, filing, notice or action with, any Governmental Authority or other Person is required on the part of BSAQ with respect to BSAQ’s execution, delivery and performance of this Agreement or any Ancillary Agreement to which BSAQ is (or is specified to be) a party or the consummation of the transactions contemplated hereby or thereby, except for (a) the filing of the Plan of Merger and related documentation with the Cayman Islands Registrar of Companies and the publication of notification of the Merger in the Cayman Islands Government Gazette in accordance with the Cayman Islands Companies Act, (b) the declaration of effectiveness of the Registration Statement and the Proxy Statement by the SEC, (c) the BSAQ Shareholder Approval, or (d) any consents, approvals, authorizations, designations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to BSAQ, taken as a whole.

Section 6.04. Noncontravention. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which BSAQ is (or is specified to be) a party by BSAQ and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with or violate any provision of, or result in the breach of, any Applicable Law, or the BSAQ Governing Document, (b) assuming the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.03, conflict with, violate or result in a breach of any term, condition or provision of any material Contract to which BSAQ is a party or by which BSAQ is bound, or terminate or result in a default under, or require any consent, notice or other action by any Person under (with or without notice or lapse of time, or both) or the loss of any right under, or create any right of termination, acceleration or cancellation of any such material Contract, or (c) result in the creation of any Lien (except for Permitted Liens) upon any of the properties or assets of BSAQ or constitute an event which, after notice or lapse of time or both, would reasonably be expected to result in any such violation, breach, termination or creation of a Lien, except in each case (d)clauses (a), (b) and (c) above to the extent that the occurrence of each of the foregoing would not reasonably be expected to have a BSAQ Material Adverse Effect.

Section 6.05. Litigation and Proceedings. There are no Actions pending before or by any Governmental Authority or, to the knowledge of BSAQ, threatened, against BSAQ or any of its properties or assets or, to the knowledge of BSAQ, any of its directors or employees, in their capacity as such, that would reasonably be expected to have, individually or in the aggregate, a BSAQ Material Adverse Effect or which in any manner challenges or seeks to prevent or enjoin the transactions contemplated hereby. There is no unsatisfied judgment or any open injunction binding upon BSAQ.

Section 6.06. BSAQ Capitalization.

(a) As of the date hereof, the authorized share capital of BSAQ consists of  (i) 200,000,000 BSAQ Class A Ordinary Shares, of which 16,900,000 BSAQ Class A Ordinary Shares are issued and outstanding (assuming the full separation of the BSAQ Units), (ii) 20,000,000 BSAQ Class B Ordinary Shares, of which 4,225,000 BSAQ Class B Ordinary Shares are issued and outstanding, and (iii) 2,000,000 preference shares of BSAQ, par value $0.0001 per share, of which no preference shares are issued and outstanding. As of the date hereof, there are issued and outstanding BSAQ Warrants in respect of 14,829,991 BSAQ Class A Ordinary Shares (assuming the full separation of the BSAQ Units), which will entitle the holders thereof to purchase BSAQ Ordinary Shares at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. All of the issued and outstanding BSAQ Ordinary Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights, and (ii) are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Equity Securities).

(b) Except for the BSAQ Ordinary Shares and the BSAQ Warrants as set forth in Section 6.06(a), there are no Equity Securities of BSAQ. Other than the BSAQ Shareholder Redemption Right, there are no outstanding contractual obligations of BSAQ to repurchase, redeem or otherwise acquire any Equity Securities of BSAQ.

Section 6.07. Undisclosed Liabilities. There is no material liability, debt or obligation of BSAQ, except for liabilities, debts and obligations (i) reflected or reserved for on BSAQ’s balance sheet for the quarterly period ended December 31, 2022 as reported on Form 10-Q or disclosed in the notes thereto, (ii) that have arisen since December 31, 2022 in the ordinary course of the operation of business of BSAQ or (iii) incurred in connection with the Transactions.

Section 6.08. BSAQ SEC Documents; Controls.

(a) BSAQ has timely filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such forms, reports, schedules, and statements other than the Proxy Statement and the Registration Statement, the “SEC Documents”), except for the Form 10-Q for the quarter ended June 30, 2022 (for which an NT 10-Q was filed on August 15, 2022) and the Form 10-Q for the quarter ended September 30, 2021 (for which an NT 10-Q was filed on November 15, 2021). As of their respective filing (or furnishing) dates, each of the SEC Documents, as amended (including all exhibits and schedules thereto and all documents incorporated by reference therein), complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of the SEC Documents contained, when filed or, if amended prior to the date hereof, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the SEC Documents are the subject of ongoing SEC review or outstanding SEC comment and, to BSAQ’s knowledge, neither the SEC nor any other Governmental Authority is conducting any investigation or review of any SEC Document. No written notice of any SEC review or investigation of BSAQ or the SEC Documents has been received by BSAQ.

(b) The financial statements of BSAQ included in the SEC Documents, including all notes and schedules thereto, complied in all material respects when filed, or if amended prior to the date hereof, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except as may be indicated in the notes thereto, or in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with the applicable requirements of GAAP (except as may be indicated in the notes thereto, subject, in the case of the unaudited statements, to normal year-end audit adjustments that are not material) the financial position of BSAQ, as of their respective dates, and the results of operations and cash flows of BSAQ, for the periods presented therein.

(c) BSAQ has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act and the listing standards of the applicable Qualified Stock Exchange). BSAQ’s disclosure controls and procedures are (i) designed to provide reasonable assurance regarding the reliability of BSAQ’s financial reporting and the preparation of financial statements for external purposes in material conformity with GAAP and (ii) reasonably designed to ensure that material information relating to BSAQ is accumulated and communicated to BSAQ’s management as appropriate. Since BSAQ’s formation, there have been no significant deficiencies or material weakness in BSAQ’s internal control over financial reporting (whether or not remediated) and no change in BSAQ’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, BSAQ’s internal control over financial reporting.

Section 6.09. Listing. As of the date hereof, the issued and outstanding BSAQ Units, BSAQ Class A Ordinary Shares and BSAQ Warrants issued as part of the BSAQ Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbols “BSAQU,” “BSAQ” and “BSAQWS” respectively. As of the date hereof, BSAQ is in compliance with the rules of the NYSE and there is no Action pending, or to the knowledge of BSAQ, threatened against BSAQ by the NYSE or the SEC with respect to any intention by such entity to deregister any BSAQ Ordinary Shares or prohibit or terminate the listing of any BSAQ Ordinary Shares on the NYSE. BSAQ has not taken any action in an attempt to terminate the registration of BSAQ Units, BSAQ Ordinary Shares or BSAQ Warrants under the Exchange Act except as contemplated by this Agreement.

Section 6.10. Registration Statement and Proxy Statement. On the date of any filing pursuant to Rule 424(b) and/or pursuant to Section 14A is declared effective, the date the Proxy Statement is first mailed to BSAQ Shareholders, and at the time of the BSAQ Extraordinary General Meeting, assuming the disclosures of the Company and its Subsidiaries and Affiliates contained in the Registration Statement and Proxy Statement (together with any amendments or supplements thereto) are true, correct and complete, none of the information furnished by or on behalf of BSAQ in writing specifically for inclusion in the Registration Statement or Proxy Statement will include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All documents that BSAQ is responsible for filing with the SEC in connection with the Transactions will comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be.

Section 6.11. Trust Account. As of the date of this Agreement, BSAQ has (and, assuming no holders of BSAQ Ordinary Shares exercise the BSAQ Shareholder Redemption Right, will have immediately prior to the Closing) at least $169,000,000 in the Trust Account, with such funds invested in United States Government securities meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of BSAQ and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and (except for the Trust Agreement) there are no agreements, contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the Prospectus to be inaccurate in any material respect or (b) entitle any Person (other than (x) holders of BSAQ Ordinary Shares who shall have exercised their BSAQ Shareholder Redemption Right and (y) any underwriters in connection with BSAQ’s initial public offering which may be entitled to deferred underwriting discounts and commissions specified in the Prospectus) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (i) to pay Taxes from any interest income earned in the Trust Account and (ii) to redeem BSAQ Class A Ordinary Shares pursuant to the BSAQ Shareholder Redemption Right. BSAQ has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of BSAQ, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. There are no Actions pending or, to the knowledge of BSAQ, threatened with respect to the Trust Account.

Section 6.12. Absence of Certain Changes. Since its formation through the date of this Agreement, BSAQ has not (a) conducted business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the Prospectus (including the investigation of the Company and its Subsidiaries and the negotiation and execution of this Agreement) and related activities and (b) been subject to a BSAQ Material Adverse Effect. Except as set forth in BSAQ’s SEC reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since December 31, 2022, through the date of this Agreement, there has not been any action taken or agreed upon by BSAQ that would be prohibited by Section 8.01 if such action were taken on or after the date hereof without the consent of the Company.

Section 6.13. Compliance with Laws; Permits. BSAQ are, and since its date of formation have been, in compliance with Applicable Law in all material respects, except as would not reasonably be expected to have a BSAQ Material Adverse Effect. Since BSAQ’s date of formation, (a) BSAQ has not been subjected to, or received any notification from, any Governmental Authority of a violation of any Applicable Law or any investigation by a Governmental Authority for actual or alleged violation of any Applicable Law, (b) to the knowledge of BSAQ, no claims have been filed against BSAQ with any Governmental Authority alleging any material failure by BSAQ to comply with any Applicable Law, and (c) BSAQ has not made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Applicable Law.

Section 6.14. Contracts. Other than this Agreement, the Ancillary Agreements or any Contracts that are exhibits to the SEC Documents, there are no Contracts to which BSAQ is a party or by which BSAQ’s properties or assets may be bound, subject or affected, which (a) creates or imposes a liability greater than $50,000, (b) may not be cancelled by BSAQ on less than 60 days’ prior notice without payment of a material penalty or termination fee or (c) prohibits, prevents, restricts or impairs in any material respect any business practice of BSAQ as its business is currently conducted, any acquisition of material property by BSAQ, or restricts in any material respect the ability of BSAQ from engaging in business as currently conducted by it or from competing with any other Person (each such contract, a “BSAQ Material Contract”). All BSAQ Material Contracts have been made available to the Company.

Section 6.15. Employees and Employee Benefits Plans. BSAQ does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any liability under any employee benefit plans. Neither the execution and delivery of this Agreement or the other Ancillary Agreements nor the consummation of any Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of BSAQ; or (b) result in the acceleration of the time of payment or vesting of any such benefits. Other than reimbursement of any out-of-pocket expenses incurred by BSAQ’s officers and directors in connection with activities on BSAQ’s behalf in an aggregate amount not in excess of the amount of cash held by BSAQ outside of the Trust Account, BSAQ has no unsatisfied material liability with respect to any officer or director.

Section 6.16. Properties. BSAQ does not own, license or otherwise have any right, title or interest in any material Intellectual Property rights (other than trademarks). BSAQ does not own, or otherwise have an interest in, any real property, including under any real property lease, sublease, space sharing, license or other occupancy agreement.

Section 6.17. Affiliate Transactions. Except for equity ownership or employment relationships (including any employment or similar Contract) expressly contemplated by this Agreement, any non-disclosure or confidentiality Contract entered into in connection with the “wall-crossing” of BSAQ Shareholders, any Ancillary Agreement or any Contract that is an exhibit to the SEC Documents or described therein, (a) there are no transactions or Contracts, or series of related transactions or Contracts, between BSAQ, on the one hand, and any director or officer of BSAQ, Sponsor, any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the BSAQ Ordinary Shares or, to the knowledge of BSAQ, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, nor is any Indebtedness owed by or to BSAQ, on the one hand, to or by Sponsor or any such director, officer, beneficial owner, associate or immediate family member, on the other hand, and (b) none of the officers or directors (or members of a similar governing body) of BSAQ, Sponsor, any beneficial owner of 5% or more of the BSAQ Ordinary Shares or, to the knowledge of BSAQ, their respective “associates” or “immediate family members” owns directly or indirectly in whole or in part, or has any other material interest in, (i) any material tangible or real property that BSAQ uses, owns or leases (other than through any Equity Securities of BSAQ) or (ii) any customer, vendor or other material business relation of BSAQ or Sponsor.

Section 6.18. Taxes.

(a) All material Tax Returns required to be filed by BSAQ (taking into account applicable extensions) have been timely filed in all material respects, and all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects.

(b) BSAQ has paid all material Taxes (whether or not shown on any Tax Return) that are due and payable by BSAQ, except with respect to matters contested in good faith by appropriate proceedings and with respect to which adequate reserves have been made in accordance with GAAP.

(c) Except for Permitted Liens, there are no Liens for Taxes upon the property or assets of BSAQ.

(d) All material amounts of Taxes required to be withheld by BSAQ have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(e) BSAQ has not received from any Governmental Authority written notice of any threatened, proposed, or assessed deficiency for any material Taxes of BSAQ, except for such deficiencies that have been satisfied by payment, settled or withdrawn. To the knowledge of BSAQ, no audit or other proceeding by any Governmental Authority is in progress with respect to any material Taxes due from BSAQ, and BSAQ has not received written notice from any Governmental Authority that any such audit or proceeding is contemplated or pending.

(f) No written claim has been made by any Governmental Authority in a jurisdiction where BSAQ does not pay a particular type of Tax or file a particular type of Tax Return that it is or may be required to file such type of Tax Return or pay such type of Tax in such jurisdiction.

(g) BSAQ does not have a request for a private letter ruling, a request for administrative relief, a request for technical advice or a request for a change of any method of accounting pending with any Governmental Authority. BSAQ has not extended the statute of limitations for assessment, collection or other imposition of any material amount of Tax (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the Ordinary Course of Business), which extension is currently in effect.

(h) BSAQ is not a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Tax Contract, other than any customary commercial Contracts or Contracts entered into in the Ordinary Course of Business, in each case, which do not primarily relate to Taxes.

(i) BSAQ has never been a member of an Affiliated Group. BSAQ does not have liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of Applicable Law), as transferor or successor, by Contract or otherwise (other than pursuant to any customary commercial Contract or Contract entered into in the Ordinary Course of Business, in each case, which does not principally relate to Taxes).

(j) BSAQ will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; or (iv) any deferred revenue or prepaid amount received on or prior to the Closing outside the Ordinary Course of Business.

(k) BSAQ is not a (i) “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (ii) U.S. corporation under Section 7874(b) of the Code or (iii) stapled entity within the meaning of Section 269B of the Code.

(l) BSAQ has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 6.19. Certain Business Practices; Anti-Corruption; Anti-Money Laundering and Sanctions.

(a) BSAQ, and to the knowledge of BSAQ, each of BSAQ’s officers, directors, employees, agents, representatives or other Persons acting on its behalf, have in the past three years complied with, are and will be in compliance with Anti-Corruption Laws.

(b) Neither BSAQ, nor to the knowledge of BSAQ, any of BSAQ’s officers, directors, employees, agents, representatives or other Persons acting on behalf of BSAQ, since incorporation (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another Person, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (ii) has made or will make or authorize any other Person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of the foregoing clauses (A) and (B), a Person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such Person is aware of (i) the existence of or (ii) a high probability of the existence of such conduct, circumstances or results.

(c) BSAQ has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BSAQ, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of BSAQ were, have been and are executed only in accordance with management’s general or specific authorization.

(d) BSAQ has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance in all material respects with Anti-Corruption Laws.

(e) To the knowledge of BSAQ, none of BSAQ’s beneficial owners, officers, directors, employees, agents, representatives or other persons acting on their behalf is or was a Government Official having the power to decide on policies affecting the Company’s operations or a close family member of such Government Official.

(f) To the knowledge of BSAQ, no Governmental Authority is investigating or has since BSAQ’s incorporation conducted, initiated or threatened any investigation of BSAQ, or BSAQ’s officers, directors or employees for alleged violation of Anti-Corruption Laws in connection with activities relating to BSAQ.

(g) Neither BSAQ, nor any of BSAQ’s Affiliates, nor to the knowledge of BSAQ, any of BSAQ’s directors, officers, employees, agents or representatives or other Persons acting on its behalf, is, or is owned or controlled by one or more Persons that are: (i) the subject of any Sanctions, or (ii) located, organized or resident in the Sanctioned Territories or has conducted business with any Person or entity, or any of its officers, directors, employees, agents, representatives or other Persons acting on its behalf that is (i) the subject of any Sanctions, or (ii) located, organized or resident in any of the Sanctioned Territories.

(h) The operations of BSAQ are and have been conducted at all times in material compliance with Anti-Money Laundering Laws, and no Action involving BSAQ with respect to the Anti-Money Laundering Laws is pending or, to BSAQ’s knowledge, threatened.

(i) There are no (i) claims, damages, liabilities, obligations, losses, penalties, actions, judgments and/or written allegations asserted against, paid or payable by BSAQ, or any of its directors, officers, employees, agents, representatives or other Persons acting on its behalf in relation to the conduct of the business by BSAQ in connection with non-compliance with any applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by such Person, or (ii) completed, outstanding or to the knowledge of BSAQ, threatened investigations (whether by BSAQ, any third parties or Governmental Authority) involving possible non-compliance with applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions by any directors, officers, employees, agents, representatives of BSAQ or other Persons acting on their behalf. To the knowledge of BSAQ, there are no circumstances which may be reasonably expected to give rise to any such claims, damages, liabilities, obligations, losses, penalties, actions, judgments, allegations and/or investigations.

Section 6.20. Independent Investigation. BSAQ and its Affiliates and their respective representatives have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and its Subsidiaries, and BSAQ acknowledges that it and they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company and its Subsidiaries for such purpose. BSAQ acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated herein, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article 5 (including the related portions of the Company Disclosure Schedule) or of the Company or Company Shareholders set forth in the Ancillary Agreements; and (b) none of the Company, its Subsidiaries and Affiliates and their respective representatives have made any express or implied representation or warranty as to the Company and its Subsidiaries, or this Agreement, except as expressly set forth in Article 5 (including the related portions of the Company Disclosure Schedule) or in the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 6.20 shall limit BSAQ’s remedies in the event of fraud.

Section 6.21. Brokers’ Fees. Except fees described on Section 6.20 of the BSAQ Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by BSAQ or any of its Affiliates.

SECTION 6.22. No Additional Representations and Warranties; No Outside Reliance. Except for the representations and warranties provided in this Article 6, and the representations and warranties as may be provided in the Ancillary Agreements, neither BSAQ nor any of its directors, managers, officers, employees, equity holders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to or with respect to this Agreement or the transactions contemplated hereby or thereby to the Company or any Company Shareholder. Neither BSAQ nor any of its directors, managers, officers, employees, equityholders, partners, members, advisors, agents or representatives has made, or is making, any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating or with respect to any information regarding BSAQ or otherwise, except for the representations and warranties made by BSAQ to the Company in this Article 6 and the representations and warranties as may be provided in the Ancillary Agreements. BSAQ hereby expressly disclaims any representations or warranties other than those expressly given by BSAQ in this Article 6 and as may be provided in the Ancillary Agreements. BSAQ acknowledges and agrees that, except for the representations and warranties contained in Article 5 or the Ancillary Agreements, none of the Company or any of its Subsidiaries or Affiliates nor any other Person has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the Company or any of the Subsidiaries of the Company or the transactions contemplated hereunder or thereunder, including in respect of the Company, the business, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in Article 5 or the Ancillary Agreements. BSAQ is not relying on any representations or warranties other than those representations or warranties set forth in Article 5 or as may be provided in the Ancillary Agreements. Notwithstanding the foregoing, nothing in this Section 6.22 shall limit the Company’s remedies in the event of fraud.

ARTICLE 7

COVENANTS OF THE COMPANY

Section 7.01. Conduct of Business. From the date of this Agreement until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article 11 (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth in the Company Disclosure Schedule, as contemplated by this Agreement, as the Company deems necessary to consummate the Transactions in accordance with the terms and conditions of this Agreement and the Ancillary Agreements, as consented to by BSAQ in writing (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that, BSAQ shall be deemed to have consented if BSAQ does not object or request further information with respect to any Company request for such consent in writing (which objection or request shall be made via email) within 72 hours after a written request for such consent is delivered (which delivery shall be made via email) to the individual(s) set forth on Section 7.01 of the BSAQ Disclosure Schedule by the Company) or as required by Applicable Law, use commercially reasonable efforts to: (i) operate its business only in the Ordinary Course of Business, (ii) preserve the business of the Company, and (iii) not:

(a) change, amend or propose to amend its Governing Documents except for any such change or amendment made in the Ordinary Course of Business and which will not have a material adverse impact on the Company’s ability to perform its obligations under this Agreement, the Ancillary Agreements or to consummate the Transactions;

(b) directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant, redeem, purchase or otherwise acquire or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of any of its Equity Securities;

(c) take any action that would constitute or result in Leakage (other than Permitted Leakage) which exceeds $30,000,000 in the aggregate;

(d) other than in the Ordinary Course of Business, (i) modify, voluntarily terminate, permit to lapse, waive, or fail to enforce any material right or remedy under any Significant Contract, (ii) materially amend, extend or renew any Significant Contract or (iii) enter into any Significant Contract;

(e) except as contemplated by this Agreement or required by the terms of the Company Benefit Plans in effect on the date hereof and made available to BSAQ (i) grant any severance, retention or termination pay to, or enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Service Provider with an annual target compensation equal to or in excess of $1,000,000, (ii) increase the compensation or benefits provided to any current or former Service Provider with an annual target compensation equal to or in excess of $1,000,000, (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Service Provider, (iv) except in the Ordinary Course of Business or as required by Applicable Law, establish, adopt, enter into, amend, or terminate any Company Benefit Plan or Labor Contract or (v) (x) hire any employees with an annual target compensation of over $1,000,000 other than to fill vacancies arising due to terminations of employment of employees following the date hereof or (y) terminate the employment of any employees with an annual target compensation of over $1,000,000 other than for cause after consultation with BSAQ;

(f) acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person, except for in the Ordinary Course of Business or a value or purchase price which does not exceed $30,000,000 in the aggregate;

(g) except for Permitted Leakage, (i) repurchase, prepay, redeem or incur, create, assume or otherwise become liable for Indebtedness of over $30,000,000 in the aggregate, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing, (ii) make any loans, advances or capital contributions to, or investments in, any other Person other than another direct or indirect wholly owned Subsidiary of the Company and other than loans and advances to directors, officers and employees in the Ordinary Course of Business or under the terms of existing Company Benefit Plans, (iii) cancel or forgive any material debts or other material amounts owed to the Company or any of its Subsidiaries other than in the Ordinary Course of Business or (iv) commit to do any of the foregoing;

(h) except in the Ordinary Course of Business consistent with past practice, (i) make or change any material Tax election (including, for the avoidance of doubt, any entity classification election with respect to Merger Sub), (ii) adopt or change any material Tax accounting method except as required by Applicable Law, (iii) settle or compromise any material Tax liability, (iv) enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) with respect to a material amount of Tax, (v) enter into any Tax sharing or similar arrangement with respect to Taxes (other than any such agreement solely between the Company and its Subsidiaries or any customary commercial Contract which does not primarily relate to Taxes), (vi) file any amended material Tax Return unless required by Applicable Law, (vii) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, (viii) settle or consent to any claim or assessment relating to any material amount of Taxes or (ix) consent to any extension or waiver of the statute of limitations for any such claim or assessment (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the Ordinary Course of Business); in each case, if such election, change, adoption, agreement, settlement, consent or other action could, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of the Company and its Affiliates (including the Company and its Subsidiaries) after the Closing Date and provided the Company may take any action that it determines, acting reasonably, is necessary to optimize its expected liability for Taxes following the Transactions;

(i) except for non-exclusive licenses granted to customers in the Ordinary Course of Business, assign, transfer or dispose of, license, abandon, sell, lease, sublicense, modify, terminate, permit to lapse, create or incur any Lien (other than a Permitted Lien) on, or otherwise fail to take any action necessary to maintain, enforce or protect any Owned Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, except for the expiration of Owned Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of the Company’s or any of its Subsidiaries’ business judgment as to the costs and benefits of maintaining the item;

(j) (i) commence, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that would reasonably be expected to (A) result in any material restriction on the Company or any of its Subsidiaries, (B) result in a payment of greater than $30,000,000 in the aggregate or (C) involve any equitable remedies or admission of wrongdoing, or (ii) other than in the Ordinary Course of Business, waive, release or assign any claims or rights of the Company and any of its Subsidiaries;

(k) sell, lease, license, sublicense, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, license, sublicense, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any material tangible or intangible assets, properties, securities, or interests of the Company or any of its Subsidiaries (other than

Intellectual Property, which is addressed in Section 7.01(i)), except for (i) dispositions of obsolete or worthless equipment; (ii) transactions among the Company and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries, (iii) transactions in the Ordinary Course of Business; and (iv) any sale, transfer or disposal of assets for each on arm’s length terms and provided that such net disposal proceeds will be reinvested in the business or used to pay down debt within 364 days;

(l) merge or consolidate itself or any of its Subsidiaries that hold more than 15% of the Company’s total consolidated assets with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(m) make any material change in financial accounting methods, principles or practices of the Company and its Subsidiaries, except insofar as may have been required by a change in International Financial Reporting Standards as promulgated by the International Accounting Standards Board, GAAP or any Applicable Law or to obtain compliance with PCAOB auditing standards;

(n) permit any insurance policy listed in Section 5.18 of the Company Disclosure Schedule to be canceled or terminated in a manner that would be adverse or detrimental to the Company or its business, other than if, in connection with such cancellation or termination, a replacement policy having comparable deductions and providing coverage substantially similar to the coverage under the lapsed policy for substantially similar premiums or less is in full force and effect;

(o) materially and adversely amend or modify, or terminate, any material Permit, other than routine renewals, or fail to maintain or timely obtain any Permit that is material to the ongoing operations of the Company and its Subsidiaries other than in the Ordinary Course of Business; or

(p) enter into any legally binding agreement to do any action prohibited under this Section 7.01.

Nothing contained in this Section 7.01 shall give to BSAQ, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company or Merger Sub prior to the Closing. Prior to the Closing, each of BSAQ, and the Company and Merger Sub shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Applicable Law. For the avoidance of doubt, “current facts and circumstances” within the definition of Ordinary Course of Business shall, for the purposes of this Section 7.01, include any actions taken as may be commercially reasonable in response to the COVID-19 Pandemic and reasonably consistent with (x) the actions taken by the Company and its Subsidiaries in response to the COVID-19 Pandemic prior to the date hereof, (y) the applicable health and safety policies, procedures and protocols in effect at such date recommended by any Governmental Authority, the World Health Organization or any similar organization or (z) the then-current operations of similarly situated Persons operating in the same industries, markets or geographies in which the Company and its Subsidiaries operate.

Section 7.02. Inspection. The Company shall, and shall cause its Subsidiaries to, afford to BSAQ and its officers, employees, accountants, counsel, financing sources and other representatives reasonable access during the Interim Period, during normal business hours, to all of their respective properties, books and records (not including Tax Returns and work papers of, and correspondence with, the Company’s independent auditors), Contracts, commitments, customers, vendors and other business relations and officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such representatives may reasonably request in connection with the consummation of this Agreement or the transactions contemplated hereby; provided that no investigation pursuant to this Section 7.02 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or BSAQ; provided, further, that any investigation pursuant to this Section 7.02 shall be conducted in such manner as not to interfere with the conduct of the business of the Company during normal business hours under the supervision of appropriate personnel of the Company. All requests for access to the properties, books and records of the Company and its Subsidiaries shall be made in accordance with Section 12.03.

Section 7.03. Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, the Company and Merger Sub acknowledge that BSAQ is a blank check company with the powers and privileges to effect a Business Combination. The Company and Merger Sub further acknowledge that, as described in the prospectus dated July 15, 2021 (the “Prospectus”), substantially all of BSAQ’s assets consist of the cash proceeds of BSAQ’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the Trust Account for the benefit of BSAQ, certain of its public shareholders and the underwriters of BSAQ’s initial public offering. The Company acknowledges that, except with respect to interest earned on the funds held in the Trust Account that may be released to BSAQ to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of BSAQ entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company and Merger Sub hereby irrevocably waive any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with BSAQ or any other Person; provided, however, that nothing in this Section 7.03 shall amend, limit, alter, change, supersede or otherwise modify the right of the Company and Merger Sub to (a) bring any action or actions for specific performance, injunctive and/or other equitable relief or (b) bring or seek a claim for Damages against BSAQ, or any of its successors or assigns, for any breach of this Agreement (but such claim shall not be against the Trust Account or any funds distributed from the Trust Account to holders of BSAQ Ordinary Shares in accordance with the BSAQ Governing Document and the Trust Agreement).

Section 7.04. Sarbanes-Oxley; Listing Standards. As soon as legally required to do so, the Company and its directors and executive officers, in their capacities as such, shall take all actions necessary to comply with any applicable provision of Sarbanes-Oxley, including Section 402 related to loans and Sections 302 and 906 related to certifications, and to comply with rules of any applicable Qualified Stock Exchange.

ARTICLE 8

COVENANTS OF BSAQ

Section 8.01. Conduct of Business. During the Interim Period, except as set forth on Section 8.01 of the BSAQ Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or as consented to by the Company in writing, BSAQ shall: (i) use commercially reasonable efforts to operate its business only in the Ordinary Course of Business, (ii) comply with, and continue performing under the BSAQ Governing Document, the Trust Agreement, and all other agreements or Contracts to which BSAQ may be party, and (iii) not:

(a) change, amend or propose to amend (i) the BSAQ Governing Document or (ii) the Trust Agreement or any other agreement related to the Trust Agreement, except for any such action in connection with the BSAQ Shareholders’ vote on an extension of the deadline for consummating a Business Combination;

(b) directly or indirectly adjust, split, combine, subdivide, issue, pledge, deliver, award, grant redeem, purchase or otherwise acquire or sell, or authorize the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any Equity Securities of BSAQ, other than (i) in connection with the exercise of any BSAQ Warrants outstanding on the date hereof, (ii) any redemption made in connection with the BSAQ Shareholder Redemption Right, (iii) any action in connection with the BSAQ Shareholders’ vote on an extension of the deadline for consummating a Business Combination, (iv) in connection with any private placement of securities conducted by BSAQ after the date hereof, or (v) as otherwise required by the BSAQ Governing Document in order to consummate the Transactions;

(c) merge or consolidate itself with any Person, restructure, reorganize or completely or partially liquidate or dissolve, or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of BSAQ (other than the Merger);

(d) make, authorize or declare any dividend (whether in the form of cash or other property) or distribution;

(e) enter into any material Contract or, other than in the Ordinary Course of Business, (i) modify, voluntarily terminate, permit to lapse, waive, or fail to enforce any material right or remedy under any material Contract or (ii) materially amend, extend or renew any material Contract;

(f) other than as expressly required by the Sponsor Support Agreement or any Ancillary Agreement, or required for purposes of funding working capital of BSAQ, enter into, renew or amend in any material respect, any transaction or Contract with Sponsor or an Affiliate of BSAQ (including (i) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater and (ii) any Person who has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater in the Sponsor);

(g) hire any employees or adopt any benefit plans;

(h) acquire (whether by merger or consolidation or the purchase of a substantial portion of the equity in or assets of or otherwise) any other Person;

(i) other than required for purposes of funding working capital of BSAQ, incur any Indebtedness;

(j) make any loans, advances or capital contributions to, or investments in, any other Person;

(k) except in the Ordinary Course of Business consistent with past practice, (i) make or change any material Tax election, (ii) adopt or change any material Tax accounting method except as required by Applicable Law, (iii) settle or compromise any material Tax liability, (iv) enter into any closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) with respect to a material amount of Tax, (v) enter into any Tax sharing or similar agreement (other than any customary commercial Contract which does not primarily relate to Taxes), (vi) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, (vii) file any amended material Tax Return unless required by Applicable Law, (viii) settle or consent to any claim or assessment relating to any material amount of Taxes or (ix) consent to any extension or waiver of the statute of limitations for any such claim or assessment (other than pursuant to an extension of time to file a Tax Return of not more than seven months obtained in the Ordinary Course of Business, in each case, if such election, change, adoption, agreement, settlement, consent or other action could, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of the Company and its Affiliates (including BSAQ and its Subsidiaries) after the Closing Date;

(l) (i) commence, discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to any pending or threatened Action that would reasonably be expected to (A) result in any material restriction on the Company or the Merger Surviving Company, or (B) involve any equitable remedies or admission of wrongdoing, or (ii) waive, release or assign any of its claims or rights;

(m) sell, lease, license, sublicense, exchange, mortgage, pledge, create any Liens (other than Permitted Liens) on, transfer or otherwise dispose of, or agree to sell, lease, license, sublicense, exchange, mortgage, pledge, transfer or otherwise create any Liens (other than Permitted Liens) on or dispose of, any of its material tangible or intangible assets, properties, securities, or interests;

(n) make any material change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Applicable Law;

(o) pay, or make any commitments for, capital expenditures; or

(p) enter into any agreement to do any action prohibited under this Section 8.01.

Nothing contained in this Section 8.01 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of BSAQ prior to the Closing. Notwithstanding anything to the contrary contained in this Agreement, prior to the Closing, each of BSAQ and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Applicable Law.

Section 8.02. Shareholder Litigation. Without limiting Section 8.01 above, in the event that any litigation related to this Agreement, any Ancillary Agreement or the Transactions is brought, or, to the knowledge of BSAQ, threatened in writing, against BSAQ, the Company, Merger Sub or the board of directors of BSAQ, the Company or Merger Sub by any BSAQ Shareholders prior to the Closing, BSAQ shall promptly after learning of such litigation notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. BSAQ or Merger Sub shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement) the defense of any such litigation, shall consider in good faith the Company’s suggestions with respect to such litigation and shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned, delayed or denied. Notwithstanding the foregoing, the Company shall be entitled, at its option and at its cost and expense, to control the negotiation, defense and settlement of any such litigation, provided, however, that in no event shall the Company or any of its Representatives settle or compromise any such litigation without the prior written consent of BSAQ (such consent not to be unreasonably withheld, conditioned, delayed or denied).

ARTICLE 9

JOINT COVENANTS

Section 9.01. Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each Party shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Law and regulations to consummate and make effective as promptly as practicable the transactions contemplated hereby (including (x) the satisfaction, but not waiver, of the closing conditions set forth in Article 10, (y) obtaining as promptly as practicable all consents, approvals, registrations, authorizations, waivers and permits necessary or advisable to be obtained from any third party or any Governmental Authorities and the expiration or termination of all applicable waiting periods under applicable Antitrust Laws necessary to consummate the transactions contemplated hereby, and (z) satisfying (and making commercially reasonable arrangements with third parties in order to satisfy) the applicable initial listing requirements of the Qualified Stock Exchange and obtaining approval for listing the Company Ordinary Shares and Company Warrants issued pursuant to this Agreement on a Qualified Stock Exchange). Subject to Section 12.06, the costs incurred in connection with obtaining such consents of all Governmental Authorities, such expiration or termination of all applicable waiting periods under applicable Antitrust Laws, including any filing fees in connection with any Antitrust Law, and any fees associated with obtaining approval for listing the Company Ordinary Shares and Company Warrants issued pursuant to this Agreement on a Qualified Stock Exchange, shall be paid 50% by the Company and 50% by BSAQ.

(b) Each Party shall cooperate in connection with any investigation of the transactions contemplated hereby or litigation by, or negotiations with, any Governmental Authority or other Person relating to the transactions contemplated hereby or regulatory filings under Applicable Law and obtaining approval for listing the Company Ordinary Shares and Company Warrants issued pursuant to this Agreement on a Qualified Stock Exchange.

(c) Each Party shall, in connection with the Agreement, the Ancillary Agreements and the Transactions, to the extent permitted by Applicable Law: (i) promptly notify the other Parties of, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties of) any material substantive communications from or with any Governmental Authority, (ii) cooperate in connection with any proposed substantive written or oral communication with any Governmental Authority and permit the other Parties to review and discuss in advance, and consider in good faith the view of the other Parties in connection with, any proposed substantive written or oral communication with any Governmental Authority, (iii) not participate in any substantive meeting or have any substantive communication with any Governmental Authority unless it has given the other Parties a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other Parties or their outside counsel the opportunity to attend and participate therein, (iv) furnish such other Parties’ outside legal counsel with copies of all filings and communications between it and any such Governmental Authority and (v) furnish such other Parties’ outside legal counsel with such necessary information and reasonable assistance as such other Parties’ outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority; provided that materials required to be provided pursuant to this Section 9.01(c) may be restricted to outside legal counsel and may be redacted (A) as necessary to comply with contractual arrangements, and (B) to remove references to privileged information.

Section 9.02. Indemnification and Insurance.

(a) The Company agrees that all rights held by each present and former director and officer of BSAQ to indemnification and exculpation from liabilities for acts or omissions (other than such liability (if any) that they may incur by reason of their own actual fraud, wilful default or wilful neglect) occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at, or after the Merger Effective Time, provided in the BSAQ Governing Document in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect until the sixth anniversary of the Merger Effective Time. Without limiting the foregoing, the Company shall cause the Merger Surviving Company (i) to maintain for a period of not less than six years from the Merger Effective Time provisions in its Governing Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the BSAQ’s former and current officers and directors that are no less favorable to those Persons than the provisions of the BSAQ Governing Document as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Applicable Law.

(b) BSAQ shall cause coverage to be extended under its current directors’ and officers’ liability insurance by obtaining a six year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Merger Effective Time. If any claim is asserted or made within such six year period, the provisions of this Section 9.02 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything to the contrary contained in this Agreement, this Section 9.02 shall survive the consummation of the Merger until the sixth anniversary of the Merger Effective Time and shall be binding, jointly and severally, on all successors and assigns of the Company and the Merger Surviving Company. In the event that the Company or the Merger Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Merger Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 9.02.

Section 9.03. Tax Matters.

(a) Unless BSAQ shall have received an opinion of counsel of recognized standing to the effect that it is more likely than not that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, or as otherwise agreed by the Parties or required by Applicable Law, the Parties intend that for U.S. federal (and, as applicable, state and local) income Tax purposes, the Merger be treated as taxable exchanges of BSAQ Class A Ordinary Shares for Company Ordinary Shares and of BSAQ Warrants for Company Warrants.

(b) All Taxes incurred in connection with this Agreement shall be borne by the Party responsible under Applicable Law and paid when due. The Party responsible under Applicable Law shall timely file all necessary Tax Returns and other documentation with respect to all such Tax.

(c) The Parties shall cooperate fully, as and to the extent reasonably requested by the other party or its counsel, to document and support the Tax treatment of the Merger in a manner consistent with Section 9.03(a), including by providing customary representation letters, if any, in the event the Transaction is not intended to be treated as a taxable exchange. Such cooperation shall include the provision of records and information which are reasonably relevant to any such matters and within such party’s possession or obtainable without material cost or expense, and making employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) The Company (i) shall cause Merger Sub not to make any entity classification election to be treated as a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes, and (ii) shall take no action that would result in Merger Sub being other than a wholly-owned direct Subsidiary of the Company. The Company shall endeavor to provide the Pre-Closing BSAQ shareholders information that is reasonably required to make a timely and valid election as contemplated by Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) with respect to BSAQ for the taxable year of the BSAQ during which the Transaction occurs, in the event that BSAQ is considered a passive foreign investment company for such year (including through provision of the Annual Information Statement described in Treasury Regulations Section 1.1295-1(g)).

Section 9.04. Proxy Statement; Registration Statement.

(a) As promptly as reasonably practicable after the date of this Agreement, BSAQ and the Company shall prepare, and the Company shall file with the SEC the Registration Statement, in which a preliminary proxy statement in connection with the Merger to be sent to the Pre-Closing BSAQ Holders among other things, relating to the BSAQ Extraordinary General Meeting in accordance with and as required by the BSAQ Governing Document, Applicable Law, and any applicable rules and regulations of the SEC and the applicable Qualified Stock Exchange (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) for the purposes of the approval of the Transaction Proposals will be included as a prospectus. BSAQ and the Company shall use commercially reasonable efforts to cooperate, and cause their respective Subsidiaries, as applicable, to reasonably cooperate, with each other and their respective representatives in the preparation of the Proxy Statement and the Registration Statement. BSAQ and the Company shall use their commercially reasonable efforts to cause the Proxy Statement and the Registration Statement to comply with the rules and regulations promulgated by the SEC, respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement and the Registration Statement, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing thereof and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other Transactions.

(b) BSAQ shall, as promptly as practicable, notify the Company of any correspondence with the SEC relating to the Proxy Statement, the receipt of any oral or written comments from the SEC relating to the Proxy Statement, and any request by the SEC for any amendment to the Proxy Statement or for additional information, in each case, which is not simultaneously received by the Company. BSAQ shall cooperate and provide the Company with a reasonable opportunity to review and comment on the Proxy Statement (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC and include all comments reasonably proposed by the Company in respect of such documents and responses prior to filing such with or sending such to the SEC, and, to the extent practicable, the Parties will provide each other with copies of all such filings made and correspondence with the SEC. BSAQ and the Company shall use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Merger, and the Company and BSAQ shall promptly furnish all information concerning the Company and BSAQ, respectively, as may be reasonably requested in connection with any such action.

(c) Each of BSAQ and the Company shall use reasonable best efforts to promptly furnish to each other party all information concerning itself, its Subsidiaries, officers, directors, managers, members and shareholders, as applicable, and such other matters, in each case, as may be reasonably necessary in connection with and for inclusion in the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of BSAQ and the Company or their respective Subsidiaries, as applicable, to the SEC or any applicable Qualified Stock Exchange in connection with the Merger and the other transactions contemplated hereby (including any amendment or supplement to the Proxy Statement or the Registration Statement) (collectively, the “Offer Documents”).

(d) The Company shall notify BSAQ, promptly after the Company receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Company Ordinary Shares or other securities of the Company for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement, the Registration Statement or the other Offer Documents or for additional information. The Company shall provide BSAQ with a reasonable opportunity to review and comment on the Proxy Statement and the Registration Statement (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC and give due consideration to all comments reasonably proposed by BSAQ in respect of such documents and responses prior to filing such with or sending such to the SEC, and, to the extent practicable, the Parties will provide each other with copies of all such filings made and correspondence with the SEC. BSAQ and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC with respect to the Proxy Statement, the Registration Statement or the other Offer Documents and any amendment filed in response thereto.

(e) Each of BSAQ and the Company shall use commercially reasonable efforts to ensure that none of the information related to it or any of its Affiliates, supplied by it or on its behalf for inclusion or incorporation by reference in (i) the Proxy Statement will, as of the date it is first mailed to the Pre-Closing BSAQ Holders, or at the time of the BSAQ Extraordinary General Meeting, or (ii) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act and at the Merger Effective Time, in either case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(f) If, at any time prior to the Merger Effective Time, any information relating to BSAQ, the Company, or any of their respective Subsidiaries, Affiliates, directors or officers, as applicable, or the Company Shareholders is discovered by any of BSAQ or the Company and is required to be set forth in an amendment or supplement to either the Proxy Statement or the Registration Statement, so that the Proxy Statement or the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall, subject to the other provisions of this Section 9.04, be promptly filed by the Company with the SEC and, to the extent required by Applicable Law, disseminated to the Pre-Closing BSAQ Holders.

Section 9.05. BSAQ Shareholder Approval.

(a) BSAQ shall take, in accordance with Applicable Law, the rules of the applicable Qualified Stock Exchange, and the BSAQ Governing Document, all action necessary to call, hold, and convene an extraordinary general meeting of holders of BSAQ Ordinary Shares (including any permitted adjournment or postponement, the “BSAQ Extraordinary General Meeting”) to consider and vote upon the Transaction Proposals and to provide the BSAQ Shareholders with the opportunity to effect a BSAQ Share Redemption in connection therewith, as promptly as reasonably practicable (and in any event within 22 days) after the date that the Registration Statement is declared effective under the Securities Act. BSAQ shall, through the BSAQ Board, recommend to the BSAQ Shareholders (including in the Proxy Statement) and solicit approval of (i) the adoption and approval of this Agreement and the Transactions as a Business Combination, (ii) the adoption and approval of the Merger and the Plan of Merger, (iii) the adoption and approval of any other proposals as the SEC (or staff member thereof) or the applicable Qualified Stock Exchange may indicate are necessary in its comments to the Proxy Statement, the Registration Statement or correspondence related thereto, (iv) the adoption and approval of any other proposals as reasonably agreed by BSAQ and the Company to be necessary or appropriate in connection with the Merger and (v) the adjournment of the BSAQ Extraordinary General Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (v), together, the “Transaction Proposals”). BSAQ shall use its reasonable best efforts to obtain the approval of the Transaction Proposals at the BSAQ Extraordinary General Meeting, including by soliciting proxies as promptly as practicable in accordance with Applicable Law for the purpose of seeking the approval of the Transaction Proposals and adjourning the BSAQ Extraordinary General Meeting as many times as it deems necessary (up until the Termination Date) to permit further solicitation of proxies in the event there are not sufficient votes to approve and adopt any of the Transaction Proposals.

(b) Notwithstanding anything to the contrary contained in this Agreement, once the BSAQ Extraordinary General Meeting to consider and vote upon the Transaction Proposals has been called and noticed, BSAQ will not adjourn or postpone the BSAQ Extraordinary General Meeting without the consent of the Company, other than (i) for the absence of a quorum, in which event BSAQ shall adjourn the meeting up to three times for up to ten Business Days each time, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that BSAQ has determined in good faith, after consultation with its outside legal advisors, is necessary under Applicable Law, and for such supplemental or amended disclosure to be disseminated to and reviewed by the holders of BSAQ Ordinary Shares prior to the BSAQ Extraordinary General Meeting, or (iii) a one-time adjournment or postponement of up to ten Business Days to solicit additional proxies from holders of BSAQ Ordinary Shares to the extent BSAQ has determined that such adjournment or postponement is reasonably necessary to obtain the approval of the Transaction Proposals.

Section 9.06. Company Shareholder Approval.

(a) Promptly, and in any event within five Business Days, after the BSAQ Extraordinary General Meeting), the Company shall (i) solicit and obtain the Company Conversion Approval by way of passing a resolution of the Company Shareholders by written means in accordance with the Singapore Companies Act, or (ii) in the event the Company is not able to obtain the Company Conversion Approval by written means, establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders for the purpose of obtaining the Company Conversion Approval (including any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the Conversion).

(b) Within three Business Days after the completion of the Conversion, the Company shall (i) solicit and obtain the Company Recapitalization Approval by way of passing a resolution of the Company Shareholders by written means in accordance with the Singapore Companies Act, or (ii) in the event the Company is not able to obtain the Company Recapitalization Approval by written means, establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders, for the purpose of obtaining the Company Recapitalization Approval (including any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the Recapitalization).

(c) As promptly as reasonably practicable after the date that the Registration Statement is declared effective under the Securities Act (and in any event prior to the BSAQ Extraordinary General Meeting), the Company shall (i) solicit and obtain the Company Closing Approval by way of passing a resolution of the Company Shareholders by written means in accordance with the Singapore Companies Act, or (B) in the event the Company is not able to obtain the Company Closing Approval by written means, establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders to be held as promptly as reasonably practicable following the date that the Registration Statement is declared effective under the Securities Act, and prior to the BSAQ Extraordinary General Meeting, for the purpose of obtaining the Company Closing Approval (including any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the Closing) and such other matter as may be mutually agreed by BSAQ and the Company.

(d) The Company will use its reasonable best efforts to (i) solicit from the Company Shareholders written consents and/or proxies in favor of the Company Conversion Approval, Company Recapitalization Approval and Company Closing Approval and (ii) obtain the Company Conversion Approval, Company Recapitalization Approval and Company Closing Approval in compliance with all Applicable Law and the Company’s Governing Documents (including if necessary any adjournment or postponement of such meeting for the purpose of establishing a quorum).

(e) The Company shall send the Registration Statement to the Company Shareholders which shall seek the Company Closing Approval and shall include together with all such materials it sends to the Company Shareholders in connection with the Company Closing Approval a statement to the effect that the Company Board has unanimously recommended that the Company Shareholders vote in favor of the Company Closing Approval and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, such recommendation.

Section 9.07. Post-Closing Board.

(a) The Parties shall take all necessary action to cause the Company Board as of immediately following the Closing to comply with Applicable Law and the applicable listing rules (including exemptions applicable to foreign private issuers) of the applicable Qualified Stock Exchange.

Section 9.08. Trust Account. Upon satisfaction or waiver of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice BSAQ shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with, subject to and pursuant to the Trust Agreement and the BSAQ Governing Document, (a) at the Closing, (i) BSAQ shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall cause the Trustee to (A) pay as and when due all amounts payable for BSAQ Share Redemptions and (B) pay all amounts then available in the Trust Account to, or at the direction of, BSAQ in accordance with this Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 9.09. Form 8-K Filings. BSAQ and the Company shall mutually agree upon and issue a press release announcing the execution of this Agreement. BSAQ and the Company shall cooperate in good faith with respect to the prompt preparation of, and, as promptly as practicable after the effective date of this Agreement (but in any event within four Business Days thereafter), BSAQ shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement. Prior to the Closing, BSAQ and the

Company shall mutually agree upon and prepare a press release announcing the consummation of the Transactions (“Closing Press Release”). Concurrently with or promptly after the Closing, BSAQ and the Company shall issue the Closing Press Release and BSAQ shall file it on a Current Report on Form 8-K. BSAQ and the Company shall cooperate in good faith with respect to the preparation of, and, at least five days prior to the Closing, BSAQ shall prepare, a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by the Company and its accountant (the “Completion 8-K”). Concurrently with the Closing, or as soon as practicable (but in any event within four Business Days) thereafter, BSAQ shall file the Completion 8-K with the SEC.

Section 9.10. Company Equity Incentive Plan. Prior to the Closing Date, the Company shall approve and, subject to the approval of the Company Shareholders, adopt an equity incentive plan with terms consistent with this Section 9.10 and as otherwise determined by the Company (the “Company Equity Incentive Plan”). The Company Equity Incentive Plan will provide for the grant of awards to employees and other service providers of the Company and its Subsidiaries with a total pool of awards of Company Ordinary Shares not exceeding 10% of the aggregate number of Company Ordinary Shares outstanding at the Closing, on a fully diluted, as converted and as-exercised basis. The Company Equity Incentive Plan shall be effective upon and from the Closing.

Section 9.11. No Shop. During the Interim Period, BSAQ, on the one hand, or the Company and its Subsidiaries, on the other hand, will not, nor will they direct, authorize, cause or permit the Sponsor (in the case of BSAQ) and their respective Representatives to, directly or indirectly (a) take any action to solicit, initiate or engage in discussions or negotiations with, or enter into any binding agreement with, any Person concerning, or which would reasonably be expected to lead to, an Acquisition Transaction, (b) in the case of BSAQ, fail to include the BSAQ Board Recommendation in (or remove the BSAQ Board Recommendation from) the Registration Statement, or (c) withhold, withdraw, qualify, amend or modify (or publicly propose or announce any intention or desire to withhold, withdraw, qualify, amend or modify), in a manner adverse to the other Party, the approval of such Party’s governing body of this Agreement, the Ancillary Agreements and/or any of the Transactions, or, in the case of BSAQ, the BSAQ Board Recommendation, unless, in the case of clauses (b) and (c), the applicable party determines, in good faith, that the failure to take, or taking of, such action would be reasonably likely to be inconsistent with the BSAQ Board’s fiduciary duties under Applicable Law. From and after the date hereof, BSAQ shall, and shall instruct its officers and directors to, and BSAQ shall instruct and cause its Representatives, the Sponsor and their respective Subsidiaries and their respective Representatives to, immediately cease and terminate all discussions and negotiations with any Persons (other than the Company and its Representatives) with respect to an Acquisition Transaction. Promptly upon receipt of an unsolicited proposal regarding an Acquisition Transaction, BSAQ and each of the Company and Merger Sub shall notify the other party thereof, which notice shall include a written summary of the material terms of such unsolicited proposal. Notwithstanding the foregoing, the Parties may respond to any unsolicited proposal regarding an Acquisition Transaction only by indicating that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Transaction. For the purposes hereof, “Acquisition Transaction” means, (i) with respect to the Company or Merger Sub, any merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction (other than (w) the Transactions, (x) transactions set forth in the Company Disclosure Schedule, (y) transactions in the Ordinary Course of Business, and (z) other transactions that would not be restricted under Section 7.01(a)-(p) and are not undertaken within the intention of frustrating the Transactions), in each case, involving the sale, lease, exchange or other disposition of properties or assets or Equity Securities of the Company or its Subsidiaries that hold more than 15% of the Company’s total consolidated assets and (ii) with respect to BSAQ, any transaction (other than the Transactions) involving, directly or indirectly, any merger or consolidation with or acquisition of, purchase of assets, businesses or equity of, consolidation or similar business combination with or other transaction that would constitute a Business Combination with or involving BSAQ (or any Affiliate or Subsidiary of BSAQ), on the one hand, and any party other than the Company, the Merger Sub or the Company Shareholders, on the other hand.

Section 9.12. Notification of Certain Matters. Each of BSAQ, the Company and Merger Sub shall give prompt notice to the other Party of: (a) any Action or investigation that would have been required to be disclosed to the other Party under this Agreement if such Party had knowledge of it as of the date hereof; (b) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Section 10.02 or Section 10.03 not to be satisfied at any time from the date of this Agreement to the Merger Effective Time; (c) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the Merger or the other Transactions; (d) without limiting Section 9.01, any regulatory notice or report from a Governmental Authority in respect of the Transactions; and (e) in the case of the Company, any information or knowledge obtained by the Company, or any of its Subsidiaries that could reasonably be expected to materially affect the Company’s or any of its Subsidiaries’ current projections, forecasts or budgets or estimates of revenues, earnings or other measures of financial performance for any period. From the date hereof until the Merger Effective Time, BSAQ shall, and shall instruct its financial advisors to, keep the Company and its financial advisors informed with respect to any private placement or placements to be consummated immediately prior to or at the Closing, and the trading of BSAQ Ordinary Shares and BSAQ Warrants during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters; provided that each Acquiror and the Company acknowledges and agrees that none of their respective financial advisors shall be entitled to any fees with respect to any private placement or placements to be consummated immediately prior to or at the Closing unless otherwise mutually agreed by the Company and BSAQ in writing.

Section 9.13. Listing on Qualified Stock Exchange. From the date hereof through the Closing, BSAQ shall use reasonable best efforts to (i) ensure that BSAQ remains listed as a public company, and that BSAQ Ordinary Shares remain listed, on a Qualified Stock Exchange, and (ii) obtain any required extension of the time period in which BSAQ must consummate a Business Combination pursuant to the BSAQ Governing Document). The Company shall use reasonable best efforts to ensure that the Company is listed as a public company, and that the Company Ordinary Shares and the Company Warrants are listed, on a Qualified Stock Exchange, in each case, as of the Merger Effective Time.

Section 9.14. Subscription Agreements. Each of BSAQ and the Company shall use commercially reasonable efforts to procure the entry by the Company into one or more Subscription Agreements in form and substance reasonably acceptable to the Company and BSAQ, pursuant to which investors which have been mutually approved by the Company and BSAQ shall purchase Company Ordinary Shares, Equity Securities of the Company, or notes or other similar instruments of the Company in a private placement or placements to be consummated immediately prior to or at the Closing, on the terms and conditions set forth therein.

ARTICLE 10

CONDITIONS TO OBLIGATIONS

Section 10.01. Conditions to Obligations of BSAQ, the Company and Merger Sub. The obligations of BSAQ, the Company and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if permitted by Applicable Law) in writing by all of such Parties:

(a) Listing Requirements. The Company Ordinary Shares and the Company Warrants contemplated to be listed pursuant to this Agreement shall have been duly approved for listing and shall be eligible for listing on such Qualified Stock Exchange immediately following the Closing, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(b) Conversion. The Conversion shall have been completed.

(c) Required Governmental Consents. The consents or approvals of Governmental Authorities and set forth on Section 10.01(b) of the Company Disclosure Schedule shall have been received.

(d) Applicable Law. There shall not be in force any Applicable Law or Governmental Order enjoining, prohibiting, making illegal or preventing the consummation of the Transactions.

(e) BSAQ Shareholder Approval. The BSAQ Shareholder Approval shall have been obtained.

(f) Company Closing Approval. The Company Closing Approval shall have been obtained.

(g) Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the Securities Act, no stop order shall have been issued by the SEC with respect to the Registration Statement and no Action seeking such stop order shall have been threatened or initiated.

(h) Recapitalization. The Recapitalization shall have been completed in accordance with the terms hereof.

Section 10.02. Conditions to Obligations of BSAQ. The obligations of BSAQ to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by BSAQ:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 5.01, Section 5.02, Section 5.05, Section 5.06, Section 5.09(a), Section 5.26 and Section 5.27, shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time, except with respect to representations and warranties which speak as to another specified time, which representations and warranties shall be true and correct at and as of such time, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The representations and warranties of the Company contained in Section 5.09(a) shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time.

(iii) Each of the representations and warranties of the Company contained in Section 5.01, Section 5.02, Section 5.05, Section 5.06, Section 5.26 and Section 5.27 (without giving effect to any materiality or “Company Material Adverse Effect” or similar qualifications therein), shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty speaks expressly as of another specified time, in which case such representation and warranty shall be true and correct as of such time), except for, in each case, such failures to be true and correct as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.

(b) Covenants. Each of the covenants, obligations and agreements of the Company and Merger Sub hereunder to be performed as of or prior to the Closing shall have been performed in all material respects provided, that for the purposes of this Section 10.02(b), a covenant of the Company or the Merger Sub shall only be deemed to have not been performed if the Company or Merger Sub (as the case may be) has materially breached such covenant and failed to cure, if curable, within 20 days after receipt by the Company or Merger Sub (as the case may be) from BSAQ notice of such breach (or if earlier, the Termination Date).

(c) No Company Material Adverse Effect. From the date of this Agreement, there shall not have occurred a Company Material Adverse Effect that is continuing.

(d) Closing Deliverables. BSAQ shall have received the deliverables set forth in Section 4.01(a).

Section 10.03. Conditions to the Obligations of the Company and Merger Sub. The obligation of the Company and Merger Sub to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company and/or Merger Sub, as applicable:

(a) Representations and Warranties.

(i) Each of the representations and warranties of BSAQ contained in this Agreement (without giving effect to any materiality or “BSAQ Material Adverse Effect” or similar qualifications therein), other than the representations and warranties set forth in Section 6.01, Section 6.02, Section 6.06, Section 6.12(b) and Section 6.21, shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time, except with respect to representations and warranties which speak as to another specified time, which representations and warranties shall be true and correct at and as of such time, except for, in each case, such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a BSAQ Material Adverse Effect.

(ii) The representations and warranties of BSAQ contained in Section 6.01(c), Section 6.02 and Section 6.12(b) shall be true and correct as of the date of this Agreement and as of the Closing, as if made at and as of such time.

(iii) Each of the representations and warranties of BSAQ contained in Section 6.01(a), Section 6.01(b), Section 6.06 and Section 6.21 (without giving effect to any materiality or “BSAQ Material Adverse Effect” or similar qualifications therein), shall be true and correct in all respects except for de minimis inaccuracies as of the date of this Agreement and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty speaks expressly as of another specified time, in which case such representation and warranty shall be true and correct in all respects except for de minimis inaccuracies as of such time).

(b) Covenants. Each of the covenants, obligations and agreements of BSAQ hereunder to be performed as of or prior to the Closing shall have been performed in all material respects provided, that for the purposes of this Section 10.03(b), a covenant of BSAQ shall only be deemed to have not been performed if BSAQ has materially breached such covenant and failed to cure, if curable, within 20 days after receipt by BSAQ from the Company or Merger Sub notice of such breach (or if earlier, the Termination Date).

(c) No BSAQ Material Adverse Effect. From the date of this Agreement, there shall not have occurred a BSAQ Material Adverse Effect that is continuing.

(d) Closing Deliverables. The Company shall have received the deliverables set forth in Section 4.01(b).

(e) Minimum Cash. Available Cash shall be greater than or equal to Minimum Cash.

(f) Net Tangible Assets. The Merger Surviving Company (as the successor of BSAQ) shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the consummation of the Business Combination and the closing of the BSAQ Share Redemption.

(g) Waiver of the application of the Singapore Take-over Code. A waiver of the application of the Singapore Take-over Code to the Company shall have been granted by the Securities Industry Council of Singapore.

Section 10.04. Satisfaction of Conditions. All conditions to the obligations of the Company, Merger Sub and BSAQ to proceed with the Closing under this Agreement will be deemed to have been fully and completely satisfied or waived for all purposes if the Closing occurs.

ARTICLE 11

TERMINATION/EFFECTIVENESS

Section 11.01. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by written consent of all Parties to this Agreement;

(b) by either the Company or BSAQ if the Closing shall not have occurred on or before the earlier of (i) September 30, 2023, provided that such date shall be automatically extended to no later than December 31, 2023 if the failure of the Closing to be consummated on or before September 30, 2023 has resulted from the failure of the Registration Statement to be declared effective under the Securities Act in sufficient time to hold the BSAQ Extraordinary General Meeting and obtain the approvals for the Transaction Proposals in accordance with this Agreement prior to such date, and (ii) the then applicable deadline for BSAQ to complete a Business Combination in accordance with BSAQ Governing Document (such earlier date, the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 11.01(b) shall not be available to any Party whose breach of or failure to perform any provision of this Agreement results in the failure of the Closing to be consummated by such date;

(c) by either the Company or BSAQ if the consummation of the Merger is permanently enjoined, prohibited, deemed illegal or prevented by the terms of a final, non-appealable Governmental Order;

(d) by BSAQ if there is any breach of any representation, warranty, covenant or agreement on the part of the Company or Merger Sub set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company or Merger Sub, then, for a period of up to 30 days (or any shorter period of the time that remains between the date BSAQ provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from BSAQ of such breach, but only as long as the Company or Merger Sub continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided that BSAQ shall not have the right to terminate this Agreement pursuant to this Section 11.01(d) if BSAQ is then in breach of its covenants, agreements, representations or warranties contained in this Agreement, which breach by BSAQ would cause any condition set forth in Section 10.03(a) or Section 10.03(b) not to be satisfied;

(e) by the Company if there is any breach of any representation, warranty, covenant or agreement on the part of BSAQ set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating BSAQ Breach”), except that, if any such Terminating BSAQ Breach is curable by BSAQ, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by BSAQ of notice from the Company of such breach, but only as long as BSAQ continues to use their reasonable best efforts to cure such Terminating BSAQ Breach (the “BSAQ Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating BSAQ Breach is not cured within the BSAQ Cure Period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.01(e) if the Company or Merger Sub is then in breach of its covenants, agreements, representations or warranties contained in this Agreement, which breach by the Company or Merger Sub would cause any condition set forth in Section 10.02(a) or Section 10.02(b) not to be satisfied; or

(f) by either the Company or BSAQ if  the BSAQ Shareholder Approval is not obtained upon a vote duly taken thereon at the BSAQ Extraordinary General Meeting (subject to any permitted adjournment or postponement of the BSAQ Extraordinary General Meeting).

The Party desiring to terminate this Agreement pursuant to this Section 11.01 (other than Section 11.01(a)) shall give written notice of such termination to each other Party.

Section 11.02. Effect of Termination. Except as otherwise set forth in this Section 11.02, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of any of the Parties for any (a) intentional and wilful material breach of this Agreement by such Party occurring prior to such termination or (b) fraud by such Party. The provisions of Sections 7.03, 11.02, 12.05, 12.06, 12.07, 12.08, 12.09, 12.10, 12.13, 12.15, 12.16 and 12.17 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any defined term or other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall, in each case, survive any termination of this Agreement.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Closing, except for (a) those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Closing and then only to such extent until such covenants and agreements have been fully performed, (b) any covenants and agreements in the Surviving Provisions and (c) any claim arising out of actual fraud.

Section 12.02. Waiver. Any party to this Agreement may, at any time prior to the Closing, waive any of the terms or conditions of this Agreement. No waiver of any term or condition of this Agreement shall be valid unless the waiver is in writing and signed by the waiving party.

Section 12.03. Notices(ii) . All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email or other electronic transmission (in each case in this clause (d), solely if receipt is confirmed), addressed as follows:

(i)	If to BSAQ, to:

Black Spade Acquisition Co

Suite 2902, 29/F, The Centrium

60 Wyndham Street, Central

Hong Kong

Attention:     Dennis Tam

                     Kester Ng

Email:          dennis.tam@blackspadeacquisition.com

                      kester.ng@blackspadeacquisition.com

with copies (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

The Hong Kong Club Building

3A Chater Road, Hong Kong

Attention:     James Lin

                     Sam Kelso

Email:          james.lin@davispolk.com

                      sam.kelso@davispolk.com

(ii)	If to the Company or Merger Sub, to:

VinFast Auto Pte. Ltd.

61 Robinson Road, #06-01, 61 Robinson Road, Singapore

068893

Attention:     The Chief Executive Officer and

                     David Thomas Mansfield

Email:          ceo@vinfastauto.com, ir@vinfastauto.com,

                      v.davidtm@vinfast.vn

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Attention:     Sharon Lau

                     Stacey Wong

Email:          sharon.lau@lw.com

                      Stacey.Wong@lw.com

or to such other address or addresses as the parties may from time to time designate in writing by notice to the other parties in accordance with this Section 12.03.

Section 12.04. Assignment. No party hereto shall assign, delegate or otherwise transfer (by operation of law or otherwise) any of its rights or obligations under this Agreement or any part hereof without the prior written consent of the other parties hereto. Any assignment in contravention of the preceding sentence shall be null and void ab initio. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 12.05. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties hereto, any right or remedies under or by reason of this Agreement, including, without limitation, the right to rely upon the accuracy or completeness of the representations and warranties set forth herein; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of BSAQ (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 9.02, and (b) the past, present and future directors, managers, officers, employees, incorporators, members, partners, equityholders, Affiliates, agents, attorneys, advisors and representatives of the parties and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, this Section 12.05 and Section 12.16.

Section 12.06. Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisors and accountants; provided that, notwithstanding anything to the contrary, if the Transactions are consummated, the Company shall pay or cause to be paid all (a) costs and expenses (including fees and expenses of counsel, auditors and financial and other advisors and fees and expenses under Section 9.02) incurred by the Company and its Subsidiaries and BSAQ in connection with (i) this Agreement, the Ancillary Agreements, and the Transactions; provided that the incurrence by BSAQ of any amount of such costs and expenses which shall be borne and paid by the Company in excess of $8,701,000 in aggregate shall be subject to the mutual agreement of BSAQ and the Company, such agreement not to be unreasonably withheld, conditioned, delayed or denied. BSAQ shall provide the Company with written notice (which delivery shall be made via email), on a bi-weekly basis from the date hereof until the consummation of the Transactions or termination of this Agreement, of its reasonable estimates of the costs and expenses incurred (and to be incurred) as of such date by BSAQ.

Section 12.07. Governing Law. This Agreement, and all Actions based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

Section 12.08. Dispute Resolution and Waiver of Jury Trial.

(a) Subject to Section 12.15, any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in the courts of the Borough of Manhattan in the State of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York located therein and, in each case, appellate courts therefrom, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of such Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Applicable Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.08.

(b) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 12.08.

Section 12.09. Headings and Captions; Counterparts. The headings and captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or .pdf copies hereof or signatures hereon shall, for all purposes, be deemed originals. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.10. Entire Agreement. This Agreement (including, for the avoidance of doubt, any Annexes, Appendices, Exhibits or Schedules annexed hereto or referred to herein, including the Company Disclosure Schedule and the BSAQ Disclosure Schedule), the Confidentiality Agreement, and the Ancillary Agreements constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the parties hereto except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 12.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties; provided that, after the BSAQ Shareholder Approval has been obtained, there shall be no amendment or modification that would require the further approval of the Pre-Closing BSAQ Holders under Applicable Law without such approval having first been obtained.

Section 12.12. Publicity. Except communications consistent with the final form of joint press release announcing the Transactions and the investor presentation given to investors in connection with the announcement of the Transactions, BSAQ, on the one hand, and the Company and Merger Sub, on the other hand, shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other, prior to issuing any press releases or other public written communications or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party and/or any Governmental Authority with respect thereto, and (other than in the case where the public announcement is required by Applicable Law) shall not make or issue any such press release or other public written communications or otherwise make any planned public statements without the prior written consent of the other Parties, which approval shall not be unreasonably withheld or delayed.

Section 12.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under any Applicable Law governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Applicable Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 12.14. Disclosure Schedules. Each of the Company and BSAQ has set forth information on their respective disclosure schedules in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure schedule need not be set forth in any other section so long as its relevance to such other section of the disclosure schedule or section of the Agreement is reasonably apparent. Any item of information, matter or document disclosed or referenced in, or attached to, the Company Disclosure Schedules or the BSAQ Disclosure Schedules shall not (a) be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect,” “BSAQ Material Adverse Effect,” “material adverse effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the Ordinary Course of Business, (c) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter (other than with respect to any section of the Company Disclosure Schedules or BSAQ Disclosure Schedules, as applicable, referred to in any representation or warranty in this Agreement that expressly requires listing facts, circumstances or agreements in such section of the Company Disclosure Schedules or BSAQ Disclosure Schedules, as applicable), or (d) notwithstanding the foregoing in subclause (c), constitute, or be deemed to constitute, an admission to any third party in any respect concerning such item or matter.

Section 12.15. Enforcement.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to seek an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of Damages or inadequacy of any remedy at Applicable Law, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement or Applicable Law.

(b) Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.15(b) shall not be required to provide any bond or other security in connection with any such injunction. The Parties acknowledge and agree that nothing contained in this Section 12.15 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 12.15 before exercising any termination right under Section 11.01 or pursuing damages.

Section 12.16. Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Merger Sub or BSAQ under this Agreement of or for any Action based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 12.16, nothing in this Section 12.16 shall limit (a) any liabilities or obligations against any party to an Ancillary Agreement in respect thereof or (b) any Party’s remedies in the event of fraud.

Section 12.17. Legal Representation. The Company hereby agrees on behalf of itself and its directors, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that any legal counsel (including Davis Polk & Wardwell LLP and Appleby) that represented BSAQ, the Sponsor and/or the Observer(s) prior to the Closing may represent the Observer(s), the Sponsor or any of the Sponsor’s Affiliates or the Sponsor’s or its Affiliates’ respective directors, members, partners, officers or employees, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of BSAQ or other Company Waiving Parties, and each of BSAQ and the Company on behalf of itself and the Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of BSAQ and the Company on behalf of itself and the Company Waiving Parties hereby further agrees that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Davis Polk & Wardwell LLP and Appleby) that represented the Observers, the Sponsor or any of the Sponsor’s Affiliates or the Sponsor’s or its Affiliates’ respective directors, members, partners, officers or employees prior to the Closing in any way related to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the Observer(s) and the Sponsor and may be controlled by the Observer(s) and the Sponsor, and shall not pass to or be claimed or controlled by the Company (after giving effect to the Closing) or any other Company Waiving Party; provided that the Observer(s) and the Sponsor shall not waive such attorney/client privilege other than to the extent they determine appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, any privileged communications or information shared by the Company or any Company Waiving Party prior to the Closing with BSAQ, the Sponsor or the Observer(s) (in any capacity) under a common interest agreement shall remain the privileged communications or information of the Company. The Company acknowledges that the foregoing provisions apply whether or not any legal counsel (including Davis Polk & Wardwell LLP and Appleby) that represented BSAQ, the Sponsor and/or the Observer(s) prior to the Closing provides legal services to the Company, BSAQ or any other Company Waiving Parties after the Closing Date.

[Signature pages follow.]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

BLACK SPADE ACQUISITION CO

By:	/s/ BLACK SPADE ACQUISITION CO
Name:
Title:

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

VINFAST AUTO PTE. LTD.

By:	/s/ Nguyen Thi Van Trinh
Name: Nguyen Thi Van Trinh
Title: Director

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date hereof.

NUEVO TECH LIMITED

By:	/s/ Nguyen Thi Van Trinh
Name: Nguyen Thi Van Trinh
Title: Director

[Signature Page to Business Combination Agreement]

ANNEX A

FORM OF LISTING CONSTITUTION

ANNEX B

FORM OF SHAREHOLDERS SUPPORT AND LOCK-UP AGREEMENT AND DEED

ANNEX C

FORM OF SPONSOR SUPPORT AND LOCK-UP AGREEMENT AND DEED

ANNEX D

FORM OF REGISTRATION RIGHTS AGREEMENT

ANNEX E

FORM OF ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

ANNEX F

FORM OF PLAN OF MERGER

ANNEX A-2

FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), dated as of June 14, 2023, is entered into by and among (i) Black Spade Acquisition Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BSAQ”), (ii) VinFast Auto Pte. Ltd. (Company Registration No. 201501874G), a private company limited by shares incorporated under the laws of Singapore (the “Company”) and (iii) Nuevo Tech Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned subsidiary of the Company (“Merger Sub”), and amends that certain Business Combination Agreement, dated as of May 12, 2023 (the “Business Combination Agreement”), by and among the Parties. BSAQ, the Company and Merger Sub are referred to herein collectively as the “Parties.” Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Business Combination Agreement.

WHEREAS, the issued and outstanding BSAQ Units, BSAQ Class A Ordinary Shares and BSAQ Public Warrants (collectively, the “BSAQ Public Securities”) are currently listed for trading on the NYSE; and BSAQ wishes to transfer the listing of the BSAQ Public Securities from the NYSE to the NYSE American LLC, and in connection with such transfer, BSAQ will voluntarily delist from the NYSE (collectively, the “Listing Transfer”);

WHEREAS, pursuant to Section 8.01 of the Business Combination Agreement, during the Interim Period, except as consented to by the Company in writing, BSAQ shall use commercially reasonable efforts to operate its business only in the Ordinary Course of Business and shall not conduct certain actions specified under Section 8.01(iii) of the Business Combination Agreement (the “Consent Matters”), and the Listing Transfer may be deemed a Consent Matter; and

WHEREAS, pursuant to Section 8.01 of the Business Combination Agreement, the Company wishes to consent to the Listing Transfer, and pursuant to Section 12.11 of the Business Combination Agreement, the Parties wish to enter into this Amendment to amend the Business Combination Agreement to reflect and effect the implementation of the Listing Transfer, upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.    Consent. Pursuant to Section 8.01 of the Business Combination Agreement, the Company hereby consents to the Listing Transfer and all actions reasonably required in connection with implementing the Listing Transfer.

2.    Amendment to the Business Combination Agreement. Effective as of the date of this Amendment, the following definition of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Qualified Stock Exchange” means the Nasdaq, the NYSE or the NYSE American LLC.

3.    Effect of Amendment. Except as amended herein, the provisions of the Business Combination Agreement remain unchanged and in full force and effect in accordance with their terms. On and after the date hereof, each reference in the Business Combination Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import shall mean and be a reference to the Business Combination Agreement as amended or otherwise modified by this Amendment. Notwithstanding the foregoing, references to the phrases “the date of this Agreement” or “the date hereof”, wherever used in the Business Combination Agreement, as amended by this Amendment, shall mean May 12, 2023.

A-2-1

4.    Construction. This Amendment shall be governed by all provisions of the Business Combination Agreement, as amended by this Amendment, unless context requires otherwise, including all provisions concerning construction, enforcement and governing law. For the avoidance of doubt, Sections 1.01, 1.02, 12.07, 12.08, 12.15 and 12.16 of the Business Combination Agreement are hereby incorporated by reference and shall apply to this Amendment mutatis mutandis.

5.    Entire Agreement. This Amendment and the Business Combination Agreement constitute the entire agreement between the Parties on the subject matter contained herein and therein. In the event of a conflict between the terms of the Business Combination Agreement and this Amendment, the terms of this Amendment shall prevail solely as to the subject matter contained herein.

6.    Counterparts. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or pdf copies hereof or signatures hereon shall, for all purposes, be deemed originals.

[Signature Pages Follow]

A-2-2

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date hereof.

BLACK SPADE ACQUISITION CO

By:	/s/ Chi Wai Dennis Tam
Name: Chi Wai Dennis Tam
Title: Chairman and Co-Chief Executive Officer

[Signature Page to First Amendment to Business Combination Agreement]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date hereof.

VINFAST AUTO PTE. LTD.

By:	/s/ NGUYEN THI VAN TRINH
Name: NGUYEN THI VAN TRINH
Title: DIRECTOR

[Signature Page to First Amendment to Business Combination Agreement]

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date hereof.

NUEVO TECH LIMITED

By:	/s/ NGUYEN THI VAN TRINH
Name: NGUYEN THI VAN TRINH
Title: DIRECTOR

[Signature Page to First Amendment to Business Combination Agreement]

ANNEX B

FORM OF PLAN OF MERGER

***Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[*]”) in this exhibit.***

THIS PLAN OF MERGER is made on [●], 2023.

BETWEEN

(a) Nuevo Tech Limited, an exempted company incorporated under the laws of the Cayman Islands on May 5, 2023, with its registered office situated at the office of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (“Merger Sub”);

(b) Black Spade Acquisition Co, an exempted company incorporated under the laws of the Cayman Islands on March 3, 2021, with its registered office situated at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106 (“BSAQ” or the “Merger Surviving Company” and together with Merger Sub, the “Constituent Companies”); and

(c) VinFast Auto Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, with its registered office situated at 61 Robinson Road, #06-01, Singapore 068893 and with Company Registration No. 201501874G (the “Company”).

WHEREAS

(a) Merger Sub and BSAQ have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in a Business Combination Agreement, dated as of May [●], 2023 (such agreement as it may be amended and modified from time to time, the “Agreement”), between BSAQ, the Company and Merger Sub, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Act (As Revised) (the “Companies Act”), pursuant to which Merger Sub will merge with and into BSAQ and cease to exist, and the Merger Surviving Company will continue as the surviving company in the Merger at the Merger Effective Time.

(b) The sole shareholder of Merger Sub and the shareholders of the Merger Surviving Company have authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(c) Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

INTERPRETATION

1. The following rules apply in this Plan of Merger unless the context requires otherwise:

(a) Headings are for convenience only and do not affect interpretation.

(b) The singular includes the plural and the converse.

(c) A gender includes all genders.

(d) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to any agreement, deed or other document (or any provision of it), includes it as amended, varied, supplemented, extended, replaced, restated or transferred from time to time.

(f) A reference to any legislation (or any provision of it) includes a modification or re-enactment of it, a legislative provision substituted for it and any regulation or statutory instrument issued under it.

APPENDIX

Appendix I forms part of this Plan of Merger and shall have effect as if set out in full in the body of this Plan of Merger. Any reference to this Plan of Merger includes Appendix I.

CONSTITUENT COMPANIES

2. The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and BSAQ.

NAME OF THE SURVIVING COMPANY

3. The surviving company (as defined in the Companies Act) is the Merger Surviving Company which shall continue to be named “Black Spade Acquisition Co”.

REGISTERED OFFICE

4. The registered office of BSAQ at the time of this Plan of Merger is at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106. The registered office of Merger Sub is at the office of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Following the effectiveness of the Merger, the Merger Surviving Company shall have its registered office at the office of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

AUTHORIZED AND ISSUED SHARE CAPITAL

5. Immediately prior to the Merger Effective Time (as defined below), the authorized share capital of Merger Sub is US$50,000 divided into 5,000,000 ordinary shares of US$0.01 par value per share (“Merger Sub Shares”), of which one Merger Sub Share has been issued and is fully paid and outstanding.

6. Immediately prior to the Merger Effective Time, the authorized share capital of BSAQ is US$22,200 divided into (a) 200,000,000 Class A ordinary shares of a par value of US$0.0001 each (“BSAQ Class A Ordinary Shares”), (b) 20,000,000 Class B ordinary shares of a par value of US$0.0001 each (“BSAQ Class B Ordinary Shares”), and (c) 2,000,000 preference shares of a par value of US$0.0001 each (“BSAQ Preference Shares”), of which [●] BSAQ Class A Ordinary Shares have been issued and are fully paid and outstanding, [●] BSAQ Class B Ordinary Shares have been issued and are fully paid and outstanding, and no BSAQ Preference Shares are issued and outstanding.

7. At the Merger Effective Time, the authorized share capital of the Merger Surviving Company shall be US$22,200 divided into (a) 200,000,000 Class A ordinary shares of a par value of US$0.0001 each (“Merger Surviving Company Class A Ordinary Shares”), (b) 20,000,000 Class B ordinary shares of a par value of US$0.0001 each (“Merger Surviving Company Class B Ordinary Shares”), and (c) 2,000,000 preference shares of a par value of US$0.0001 each (“Merger Surviving Company Preference Shares” and together with the Merger Surviving Company Class A Ordinary Shares and the Merger Surviving Company Class B Ordinary Shares, collectively the “Merger Surviving Company Shares”).

TERMS AND CONDITIONS OF THE MERGER

8. The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Merger Surviving Company or other property as provided in Section 233(5) of the Companies Act, including into Company Ordinary Shares, are set out in the Agreement.

9. The Company undertakes and agrees (it being acknowledged that the Company will be the sole shareholder of the Merger Surviving Company following the effectiveness of the Merger) in consideration of the Merger to issue the Company Exchange Shares in accordance with the terms of the Agreement.

10. At the Merger Effective Time, the rights and restrictions attaching to Merger Surviving Company Shares are set out in the amended and restated memorandum and articles of Association of BSAQ adopted by special resolution on [●] (the Existing M&A).

EFFECTIVE TIME

11. The Merger shall take effect at 4:01 p.m. (Eastern Time) on the date on which this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Registrar”) in accordance with Section 233(13) of the Companies Act unless, with the agreement of the Company, the Constituent Companies shall deliver a notice to the Registrar signed by a director of each of the Constituent Companies specifying a later time and date in accordance with Section 234 of the Companies Act, in which case the effective time of the Merger shall be such later time and date specified in such notice to the Registrar (the “Merger Effective Time”).

PROPERTY

12. At the Merger Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall vest in the Merger Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all Contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

13. At the Merger Effective Time, the memorandum and articles of association of the Merger Surviving Company shall be in the form of the Existing M&A.

DIRECTORS BENEFITS

14. No amounts or benefits are or shall be paid or payable to any director(s) of either of the Constituent Companies consequent upon the Merger becoming effective.1

DIRECTORS OF THE SURVIVING COMPANY

15. The names and addresses of the directors of the Merger Surviving Company are as follows:2

NAME	ADDRESS
[●]	[●]

SECURED CREDITORS

16. Neither of the Constituent Companies has any secured creditors and neither Constituent Company has granted any fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

[1]	Note to Draft: To be confirmed.
[2]	Note to Draft: To be provided.

AMENDMENTS AND TERMINATION

17. At any time prior to the Merger Effective Time, this Plan of Merger may be amended by the board of directors of both BSAQ and Merger Sub in accordance with section 235(1) of the Companies Act, including to:

(a) change the Merger Effective Time provided that the new Merger Effective Time shall not be a date later than the ninetieth (90th) day after the date of registration of this Plan of Merger by the Registrar; or

(b) effect any changes to this Plan of Merger which the directors of both BSAQ and Merger Sub deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of BSAQ or Merger Sub, as determined by the directors of both the BSAQ and Merger Sub, respectively.

18. At any time prior to the Merger Effective Time, this Plan of Merger may be terminated by the board of directors of both the BSAQ and Merger Sub, provided that such termination is in accordance with section [●] of the Agreement.

19. If this Plan of Merger is amended or terminated in accordance with Clauses 17 or 18 after it has been filed with the Registrar but before it has become effective, the Constituent Companies shall file notice of the amendment or termination (as applicable) with the Registrar in accordance with Sections 235(2) and 235(4) of the Companies Act and shall distribute copies of such notice in accordance with section 235(3) of the Companies Act.

APPROVAL AND AUTHORIZATION

20. This Plan of Merger has been approved by the board of directors of each of Merger Sub and BSAQ pursuant to section 233(3) of the Companies Act.

21. This Plan of Merger has been authorized by the shareholders of each of Merger Sub and BSAQ pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

22. This Plan of Merger may be executed and delivered (including by email of PDF or scanned versions or by facsimile transmission) in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

23. This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature pages follow.]

Appendix I

Business Combination Agreement

For and on behalf of Nuevo Tech Limited

Name:
Title: Director

[Signature Page to Plan of Merger]

For and on behalf of Black Spade Acquisition Co

Name:
Title: Director

[Signature Page to Plan of Merger]

For and on behalf of VinFast Auto Pte. Ltd.

Name:
Title:

[Signature Page to Plan of Merger]

ANNEX C

FORM OF THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF BLACK SPADE ACQUISITION CO

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

BLACK SPADE ACQUISITION CO

(Adopted by Special Resolution passed on [●] 2023 and effective on [●] 2023)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

BLACK SPADE ACQUISITION CO

(Adopted by Special Resolution passed on [●] 2023 and effective on [●] 2023)

1.	The name of the Company is Black Spade Acquisition Co.

2.

The registered office of the Company will be situated at the offices of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106 or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object that is not prohibited by the laws of the Cayman Islands.

4.	The liability of each Member is limited to the amount, if any, unpaid on such Member’s shares.

5.

The share capital of the Company is US$22,200.00 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 2,000,000 preference shares of a par value of US$0.0001 each.

6.

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

BLACK SPADE ACQUISITION CO

(Adopted by Special Resolution passed on [●] 2023 and effective on [●] 2023)

1.	INTERPRETATION

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

Advisory Committee: means the advisory committee comprised of one or more Persons appointed by the board of Directors of the Company pursuant to the Articles;

Affiliate: means, with respect to a Person, any other person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person, and (a) in the case of a natural person, shall include such Person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, or a corporation, a company, a partnership or other entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a corporation, a company, a partnership or other entity which directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such entity. The term Affiliated has meaning correlative to the foregoing;

Applicable Law: means, with respect to any Person, all applicable provisions of all constitutions, treaties, statutes, laws (including the common law), codes, rules, regulations, ordinances or orders of any Governmental Authority, and any orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority;

Articles: means these articles of association of the Company;

Audit Committee: means the audit committee of the board of Directors of the Company formed pursuant to the Articles;

Auditor: means the Person for the time being performing the duties of auditor of the Company (if any);

Business Combination: means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or assets (the target business), which Business Combination: (a) as long as the securities of the Company are listed on a Designated Stock Exchange, must occur with one or more target businesses or assets that together have an aggregate fair market value of at least 80 per cent of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discounts and commissions held in the Trust Account) at the time of signing the definitive agreement to enter into such Business Combination; and (b) must not be effectuated solely with another blank cheque company or a similar company with nominal operations;

Class or Classes: means any class or classes of Shares as may from time to time be issued by the Company;

Class A Share: means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company;

Class B Share: means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company;

Class B Share Conversion: means the conversion of Class B Shares in accordance with Article 18;

Company: means the above named company;

Compensation Committee: means the compensation committee of the board of Directors of the Company established pursuant to the Articles;

Control: means with respect to a Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty per cent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person. The terms Controlled and Controlling have meanings correlative to the foregoing;

Designated Stock Exchange: means any national securities exchange or automated system on which the Company’s securities are traded, including The New York Stock Exchange, the NASDAQ Capital Market or any over-the-counter (OTC) market;

Directors: means the directors for the time being of the Company;

Dividend: means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles;

Electronic Record: has the same meaning as in the Electronic Transactions Act;

Electronic Transactions Act: means the Electronic Transactions Act (2003 Revision) of the Cayman Islands;

Equity-linked Securities: means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt;

Governmental Authority: means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, tribunal, government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organisation;

Indemnified Person: has the meaning ascribed to such term in Article 49.1;

Initial Conversion Ratio: has the meaning ascribed to such term in Article 18.1;

Initial Members: means the Sponsor and all Members immediately prior to the consummation of the IPO;

Investor Group: means the Sponsor and its Affiliates, successors and assigns;

IPO: means the Company’s initial public offering of securities;

IPO Redemption: has the meaning given to it in Article 54.5;

Management: has the meaning given to it in Article 55.1;

Member: has the same meaning as in the Statute;

Memorandum: means the memorandum of association of the Company;

Nominating and Corporate Governance Committee: means the nominating and corporate governance committee of the board of Directors of the Company established pursuant to the Articles;

Ordinary Resolution: means a resolution:

(a)

passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

(b)

approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

Ordinary Shares: means together the Class A Shares and Class B Shares;

Over-Allotment Option: means the option of the Underwriter to purchase up to an additional 15 per cent of the units sold in the IPO;

Person: means any individual, corporation, company, limited liability company, partnership, limited partnership, proprietorship, association, joint venture, institution, public benefit corporation, firm, trust, estate or other enterprise or entity (whether or not having a separate legal personality) or Governmental Authority or any of them as the context so requires, other than in respect of a Director or officer of the Company in which circumstances Person shall mean any individual or entity permitted to act as such in accordance with the laws of the Cayman Islands;

Preference Share: means a preference share of a par value of US$0.0001 in the share capital of the Company;

Public Share: means a Class A Share issued as part of the units issued in the IPO;

Redemption Price: has the meaning given to it in Article 54.5;

Register of Members: means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members;

Registered Office: means the registered office for the time being of the Company;

Registration Statement: means the Company’s registration statement on Form S-1 (including its exhibits and schedules and all amendments or supplements thereto) related to the IPO;

Seal: means the common seal of the Company and includes every duplicate seal;

SEC: means the United States Securities and Exchange Commission;

Series: means a series of a Class as may from time to time be issued by the Company;

Share: means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company;

Share Premium Account: means the share premium account established in accordance with the Articles and the Statute;

Special Resolution: means a special resolution of the Company passed in accordance with the Statute, being a resolution:

(a)

passed by a majority of not less than two-thirds (or, prior to the closing of a Business Combination, with respect to amending Article 31.3, a majority of at least 90 per cent) of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

Sponsor: means Black Spade Sponsor LLC, and its successors;

Statute: means the Companies Act (2023 Revision) of the Cayman Islands;

Subscriber: means the subscriber to the Memorandum;

Treasury Share: means a Share held in the name of the Company as a treasury share in accordance with the Statute;

Trust Account: means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of the private placement of the warrants simultaneously with the closing date of the IPO, will be deposited;

Underwriter: means an underwriter of the IPO from time to time and any successor underwriter; and

US Exchange Act: means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

1.2	In these Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations and any other legal or natural persons;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(n)	the term “holder” in relation to a Share means a Person whose name is entered in the Register of Members as the holder of such Share;

(o)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(p)	reference to a dollar or dollars or USD or US$ or $ and to a cent or cents is reference to dollars and cents of the United States of America.

2.	COMMENCEMENT OF BUSINESS

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3.	ISSUE OF SHARES AND OTHER SECURITIES

3.1

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such Persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2

The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine and for such purposes the Directors may reserve an appropriate number of Shares for the time being unissued.

3.3

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine and for such purposes the Directors may reserve an appropriate number of Shares for the time being unissued. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO (or, if such date is not a business day, the following business day) unless the Underwriter determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the SEC and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4	The Company shall not issue Shares to bearer.

3.5

Subject to Article 10, the Directors, or the Members by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and Series and sub-series and the different Classes and sub-classes and Series and sub-series shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes and Series (if any) may be fixed and determined by the Directors or the Members by Ordinary Resolution.

3.6	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

3.7

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same class is issued to or acquired by the same Member such fractions shall be accumulated.

4.	REGISTER OF MEMBERS

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5.	CLOSING OF REGISTER OF MEMBERS OR FIXING RECORD DATE

5.1

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, by any means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6.	CERTIFICATES FOR SHARES

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other Person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one Person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other Person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5	Every share certificate of the Company shall bear legends required under Applicable Law, including the US Exchange Act.

7.	TRANSFER OF SHARES

7.1

Subject to the Articles and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to the US Exchange Act), a Member may transfer all or any of his or her Shares by an instrument of transfer.

7.2

The instrument of transfer of any Share shall be in (a) writing in any usual or common form, (b) such form as is prescribed by the Designated Stock Exchange or any relevant rules of the SEC or securities laws, or (c) any other form as the Directors may approve, and shall be executed by or on behalf of the transferor (and if in respect of a nil or partly paid up Share or the Directors so require, signed by or on behalf of the transferee) and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members in respect of the relevant Share.

7.3

Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to the US Exchange Act), the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor. If the Shares in question were issued in conjunction with rights, options, units or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such rights, option, unit or warrant.

7.4	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

7.5

All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same

8.	REDEMPTION, REPURCHASE AND SURRENDER OF SHARES

8.1	Subject to the provisions of the Statute and the rules of the Designated Stock Exchange, the Company may:

(a)

issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company in such manner and upon such other terms as the Directors may determine before the issuance of the Shares; and

(b)	purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may determine and agree with the relevant Member.

8.2	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.3	With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in Article 54; and

(b)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in Article 54.

8.4	The redemptions and repurchases of Shares in the circumstances described in Article 8.3 above shall not require further approval of the Members.

8.5

Class B Shares held by the Initial Members shall be surrendered by such Initial Members on a pro rata basis in the amounts set out in the Registration Statement for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the number of issued Class B Shares will equal 20 per cent of the Company’s issued Ordinary Shares after the IPO.

8.6

Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

8.7	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

8.8

The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

8.9	The Directors may accept the surrender for no consideration of any fully paid Share (including any redeemable share).

9.	TREASURY SHARES

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

9.3

No Dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be declared or paid in respect of a Treasury Share.

9.4	The Company shall be entered in the Register of Members as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued Shares at any given time, whether for the purposes of the Articles or the Statute, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

10.	VARIATION OF SHARE RIGHTS

10.1

If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class)

may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class (other than with respect to a waiver of the provisions of the Article in respect of Class B Share Conversion hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class). For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third of the issued Shares of the class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum) and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights, any variation of the rights conferred upon the holders of Shares of any other Class, or the redemption or purchase of any Shares of any Class by the Company.

11.	COMMISSION ON SALES OF SHARES

The Company may, in so far as the Statute permits, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12.	NON-RECOGNITION OF TRUSTS

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13.	LIEN ON SHARES

13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other Person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the Person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any Person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the Person entitled to the Shares at the date of the sale.

14.	CALLS ON SHARES

14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A Person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the Person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15.	FORFEITURE OF SHARES

15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the Person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any Person the Directors may authorise some Person to execute an instrument of transfer of the Share in favour of that Person.

15.4

A Person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5

A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all Persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the Person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16.	TRANSMISSION OF SHARES

16.1

If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only Persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2

Any Person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some Person nominated by him registered as the holder of such Share. If he elects to have another Person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that Person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be.

16.3

A Person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to have some Person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17.	SHARE RIGHTS

With the exception that the holder of a Class B Share shall have the conversion rights referred to in Article 18 and the Director appointment and removal rights referred to in Article 31.3 and except as otherwise specified in the Articles or required by law, the rights attaching to all Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters.

18.	CLASS B SHARE CONVERSION

18.1

Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the Initial Conversion Ratio): (a) at any time and from time to time at the option of the holder thereof; and (b) concurrently with the consummation of or immediately following the initial Business Combination.

18.2

Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any Equity-linked Securities are issued or deemed issued by the Company in connection with the initial Business Combination, the ratio at which the Class B Shares in issue will convert into Class A Shares will be adjusted so that the number of Class A Shares issuable upon conversion of all Class B Shares in issue will equal, in the aggregate, 20 per cent of the sum of: (a) the total number of Class A Shares issued and outstanding upon completion of the IPO, plus (b) the total number of Class A Shares issuable upon conversion of the Class B Shares issued and outstanding upon the completion of the IPO, plus (c) the total number of Class A Shares issued, or deemed issued or issuable upon conversion or exercise of any Equity-linked Securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including securities issued or issuable pursuant to forward purchase agreements or backstop arrangements the Company may enter into prior to or following consummation of the IPO but excluding any forward purchase warrants), excluding any Class A Shares or Equity-linked Securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor, Directors or officers of the Company upon conversion of working capital loans, minus (d) the number of Class A Shares redeemed by holders of Public Shares.

18.3

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in Article 10.

18.4

The foregoing conversion ratio shall also be adjusted to account for any share capitalisations, subdivision (by share split, subdivision, exchange, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding share capitalisation, subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

18.5

Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

18.6

References in this Article to converted, conversion or exchange shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

18.7	Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

19.	AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

19.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum to be divided into Shares of such classes and amount and with such rights, priorities and privileges annexed thereto as the Ordinary Resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)

cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

19.2

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

19.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 54, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles (subject to the definition of “Special Resolution”, Article 31.4 and Article 54);

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

20.	OFFICES AND PLACE OF BUSINESS

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

21.	GENERAL MEETINGS

21.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

21.2

The Company may, but shall not (unless required by the Statute or, for so long as any Shares are traded on a Designated Stock Exchange, the rules or regulations of the Designated Stock Exchange) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

21.3	The Directors may, whenever they think fit, call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

21.4

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than thirty per cent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

21.5

The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

21.6

If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

21.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

21.8

Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

22.	NOTICE OF GENERAL MEETINGS

22.1

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under the Articles, entitled to receive such notices from the Company , provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

22.2

The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any Person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

23.	PROCEEDINGS AT GENERAL MEETINGS

23.1

No business shall be transacted at any general meeting unless a quorum is present. Save as otherwise provided by the Articles, one or more Members holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

23.2

A Person may participate at a general meeting by conference telephone, video, a virtual platform or other communications equipment by means of which all the Persons participating in the meeting can communicate with each other. Participation by a Person in a general meeting in this manner is treated as presence in person at that meeting.

23.3

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

23.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

23.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any Person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

23.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

23.7	The chairman may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting by Ordinary Resolution); or

(b)	without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)	give all Persons present in person or by proxy and having the right to speak and/or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

23.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

23.9	A resolution put to the vote of the meeting shall be decided on a poll.

23.10	A poll shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

23.11	In the case of an equality of votes the chairman of the general meeting shall be entitled to a second or casting vote.

23.12

A poll on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll on any other question shall be taken at such date, time and place as the chairman of the general meeting directs.

24.	VOTES OF MEMBERS

24.1

Subject to any rights or restrictions attached to any Shares (including as set out at Article 31.3 and Article 54), every Member who being an individual is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote for every Share of which he is the holder.

24.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

24.3

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other Person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other Person may vote by proxy.

24.4

No Person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

24.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

24.6

Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

24.7

A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

25.	PROXIES

25.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non-natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

25.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the Person named in the instrument proposes to vote.

25.3

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

25.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

25.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

26.	CORPORATE MEMBERS

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

27.	CLEARING HOUSES

If a clearing house (or its nominee(s)), being a corporation, is a Member it may authorise such Person or Persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any meeting of any class of Members provided that, if more than one Person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same powers on behalf of the clearing house (or its nominee(s)) which he represents as if such Person was the registered holder of such Shares held by that clearing house (or its nominee(s)).

28.	SHARES THAT MAY NOT BE VOTED

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

29.	DIRECTORS

The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

30.	POWERS OF DIRECTORS

30.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of the Directors at which a quorum is present may exercise all powers exercisable by the Directors.

30.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall determine by resolution.

30.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

30.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

30.5	The Directors shall have the authority to present a winding up petition on behalf of the Company without the sanction of a resolution passed by the Company in general meeting.

31.	APPOINTMENT AND REMOVAL OF DIRECTORS

31.1	Subject to Article 31.3, the Company may by Ordinary Resolution appoint any Person to be a Director or may by Ordinary Resolution remove any Director.

31.2

The initial board of Directors shall consist of seven members elected as a single class with concurrent two year terms. At the expiry of such two year term one or more Directors shall be elected or re-elected to succeed the Directors whose terms expire at such date. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term or until his earlier death, resignation or removal.

31.3

Prior to the consummation of an initial Business Combination, only holders of Class B Shares will have the right to vote on the election and removal of Directors pursuant to Article 31.1 and Article 31.2. For the avoidance of doubt, prior to the consummation of an initial Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

31.4

Prior to the closing of a Business Combination, Article 31.3 may only be amended by a Special Resolution passed by a majority of at least 90 per cent of the Shares which, being entitled to do so, are voted in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a Special Resolution has been given, or by way of unanimous written resolution.

31.5

The Directors may appoint any Person to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

32.	VACATION OF OFFICE OF DIRECTOR

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors; or

(f)	the Director is removed from office pursuant to any other provision of the Articles.

33.	PROCEEDINGS OF DIRECTORS

33.1

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office. A Person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

33.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting of the Directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

33.3

A Person may participate in a meeting of the Directors or any committee of Directors by conference telephone, video, a virtual platform or other communications equipment by means of which all the Persons participating in the meeting can communicate with each other at the same time. Participation by a Person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

33.4

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

33.5

A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

33.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

33.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

33.8

Subject to any regulations imposed on it by the Directors, including where the Directors have designated a chairman of the committee, a committee appointed by the Directors may elect a chairman of its meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the committee members present may choose one of their number to be chairman of the meeting.

33.9

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any committee meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

33.10

All acts done by any meeting of the Directors or of a committee of the Directors (including any Person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such Person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

33.11

A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

34.	PRESUMPTION OF ASSENT

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the Person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

35.	DIRECTORS’ INTERESTS

35.1

A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

35.2

A Director or alternate Director may act by himself or by, through or on behalf of his firm, in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

35.3

A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

35.4

No Person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

35.5

A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

36.	MINUTES

36.1

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

36.2

When the chairman of a meeting of the Directors or of a committee of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

37.	DELEGATION OF DIRECTORS’ POWERS

37.1

The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee); any committee so formed shall in the exercise of the powers so delegated conform to any conditions that may be imposed on it by the Directors. The Directors may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions that may be imposed by the Directors, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.2

The Directors may establish an Advisory Committee and any other committees, local boards or agencies or appoint any Person to be a manager or agent for managing the affairs of the Company and may appoint any Person to be a member of such Advisory Committee, committees, local boards or agencies and such Person need not be a Director or officer of the Company. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions that may be imposed by the Directors, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.3	The Directors may adopt formal written charters for committees.

37.4

The Directors may by power of attorney or otherwise appoint any Person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

37.5

The Directors may by power of attorney or otherwise appoint any company, firm, Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

37.6

The Directors may from time to time appoint any Person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company (including, for the avoidance of doubt and without limitation, a chairman, chief executive officer, president, chief financial officer, vice-presidents, secretary, treasurer or any other officers as may be determined by the Directors), for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by resolution of the Directors or by the Company by Ordinary Resolution. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

38.	ALTERNATE DIRECTORS

38.1

Any Director (but not an alternate Director) may by writing appoint any other Director, or any other Person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

38.2

An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors (except where such written resolution of the Directors have been signed by the appointing Director), and generally to perform all the functions of his appointor as a Director in his absence.

38.3	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

38.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

38.5

Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

39.	NO MINIMUM SHAREHOLDING

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

40.	REMUNERATION OF DIRECTORS

40.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

40.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity, shall be in addition to his remuneration as a Director.

41.	SEAL

41.1

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one Person who shall be either a Director or officer of the Company or other Person appointed by the Directors for the purpose.

41.2

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

41.3

A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

42.	DIVIDENDS, DISTRIBUTIONS AND RESERVE

42.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the Share Premium Account or as otherwise permitted by law.

42.2

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

42.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

42.4

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

42.5

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

42.6

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

42.7

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such Person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

42.8	No Dividend or other distribution shall bear interest against the Company.

42.9

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

43.	CAPITALISATION

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any Person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

44.	SHARE PREMIUM ACCOUNT

44.1

The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

44.2

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

45.	BOOKS OF ACCOUNT

45.1

The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

45.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

45.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

46.	AUDIT

46.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

46.2

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy.

46.3

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

46.4

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Company.

46.5

Without prejudice to the freedom of the Directors to establish any other committee, if any of the Shares (or depositary receipts therefor) are listed or quoted on a Designated Stock Exchange, and if required by the rules of the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors and shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee (if one exists) shall meet at least once every financial quarter, or more frequently as circumstances dictate.

46.6

If any of the Shares (or depositary receipts therefor) are listed or quoted on a Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

46.7	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists) or otherwise by the Directors.

46.8

Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

46.9

If any of the Shares (or depositary receipts therefor) are listed or quoted on a Designated Stock Exchange, the Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

47.	NOTICES

47.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). For so long as any of the Shares are traded on a Designated Stock Exchange, notice may also be served in accordance with the requirements of the Designated Stock Exchange.

47.2

Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

47.3

A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

47.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every Person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other Person shall be entitled to receive notices of general meetings.

48.	WINDING UP

48.1

If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)

if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)

if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

48.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

49.	INDEMNITY AND INSURANCE

49.1

Every Director and officer of the Company (which for the avoidance of doubt, shall not include Auditors of the Company), together with every former Director and former officer of the Company (each an Indemnified Person) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful default or wilful neglect. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful default or wilful neglect of such Indemnified Person. No Person shall be found to have committed actual fraud, wilful default or wilful neglect under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

49.2

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

49.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such Person in respect of any negligence, default, breach of duty or breach of trust of which such Person may be guilty in relation to the Company.

49.4

The rights to indemnification and advancement of expenses conferred on any Indemnified Person as set out in this Article will not be exclusive of any other rights that any Indemnified Person may have or hereafter acquire.

50.	FINANCIAL YEAR

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

51.	TRANSFER BY WAY OF CONTINUATION

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

52.	MERGERS AND CONSOLIDATIONS

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

53.	DISCLOSURE

The Directors, officers of the Company or any authorised service providers (including the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any Designated Stock Exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register of Members and books of the Company.

54.	BUSINESS COMBINATION

54.1

Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of any Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

54.2	Prior to the consummation of any Business Combination, the Company shall either:

(a)	submit such Business Combination to the Members for approval; or

(b)

provide Members with the opportunity to have their Public Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, if any, divided by the number of Public Shares then in issue. Such obligation to repurchase Public Shares is subject to the completion of the proposed Business Combination to which it relates.

54.3

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the US Exchange Act in connection with a Business Combination, it shall file tender offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the US Exchange Act. If, alternatively, the Company holds a Member vote to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the US Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the SEC.

54.4

At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.

54.5

Any Member holding Public Shares who is not an Initial Member, Director or officer of the Company may, at least two business days prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the IPO Redemption), provided that no such Member acting together with any Affiliate of his or any other Person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares without the prior consent of the Company, and provided further that any Person that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public

Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination and comply with any other applicable requirements provided for in the related proxy materials. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to the Company to pay taxes, if any, divided by the number of Public Shares then in issue (such redemption price being referred to herein as the Redemption Price). The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.

54.6

In the event that either (a) the Company does not consummate a Business Combination within 36 months after the date of the closing of the IPO, or such later time as the Members may approve in accordance with the Articles or (b) a resolution is passed pursuant to the Statute to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reason, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish the rights of the holders of Public Shares as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of (ii) and (iii) to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.

54.7

In the event that any amendment is made to the Articles (a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 36 months after the date of the closing of the IPO or (b) with respect to any other material provisions relating to Members’ rights or pre-initial Business Combination activity, each holder of Public Shares who is not an Initial Member, Director or officer of the Company shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust Account and not previously released to the Company to pay its taxes, if any, divided by the number of Public Shares then in issue.

54.8

A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

54.9

After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote on the Company’s initial Business Combination or an amendment to this Article 54.9.

54.10

As long as the securities of the Company are listed on a Designated Stock Exchange, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discounts and commissions held in the Trust Account) at the time of signing the definitive agreement to enter into such Business Combination. An initial Business Combination must not be effectuated solely with another blank cheque company or a similar company with nominal operations.

54.11

A Director may vote in respect of any Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors at the time of, or prior to, such vote.

54.12	The Company’s initial Business Combination must be approved by a majority of the independent directors (as defined pursuant to the rules and regulations of the Designated Stock Exchange).

54.13

The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, the Directors or officers of the Company or may make the acquisition through a joint venture or other form of shared ownership with the Sponsor, the Directors or officers of the Company. In the event the Company enters into a Business Combination with a company that is Affiliated with the Sponsor, the Directors or officers of the Company, the Company, or a committee of independent directors (as defined pursuant to the rules and regulations of the Designated Stock Exchange), will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) or another independent firm that commonly renders valuation opinions for the type of company the Company is seeking to acquire or an independent accounting firm that the Business Combination is fair to the Company from a financial point of view.

55.	BUSINESS OPPORTUNITIES

55.1

To the fullest extent permitted by Applicable Law, neither the Investor Group nor any individual serving as a Director or officer of the Company (Management) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company.

55.2

To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for either the Investor Group or Management, on the one hand, and the Company, on the other, unless such opportunity is expressly offered to such Management in their capacity as a Director or officer of the Company and the opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue. To the fullest extent permitted by Applicable Law, the Investor Group and Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or officer of the Company solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Company, unless such opportunity is expressly offered to such Management in their capacity as a Director or officer of the Company and the opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue.

55.3

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company and (if applicable) each Member hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company or such Member may have for such activities described in this Article. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

ANNEX D

FORM OF CONSTITUTION OF VINFAST UPON COMPLETION OF THE BUSINESS COMBINATION

FORM OF POST-CLOSING COMPANY CONSTITUTION

THE COMPANIES ACT 1967

PUBLIC COMPANY LIMITED BY SHARES

CONSTITUTION

of

VINFAST AUTO LTD.

INTERPRETATION

1.  In this Constitution, the words standing in the first column of the table below shall bear the meanings set opposite to them respectively in the second column thereof, if not inconsistent with the subject or context:

Interpretation

‘Act’	The Companies Act 1967.

‘Alternate Director’	An Alternate Director appointed pursuant to regulation 124.

‘Auditors’	The auditors for the time being of the Company.

‘capital’	Share capital.

‘Company’	VINFAST AUTO LTD. by whatever name from time to time called.

‘Constitution’	This constitution, as may be amended from time to time.

‘Designated Stock Exchange’	The [NASDAQ Stock Market] or at any time, in the case of the shares, if they are not at the time listed and traded on the [NASDAQ Stock Market], the principal stock exchange or securities market on which the shares are then listed or quoted or dealt in.
‘Director’	Includes any person acting as a director of the Company and includes any person duly appointed and acting for the time being as an Alternate Director.

‘Directors’ or ‘Board’	The Directors for the time being of the Company as a body or a quorum of the Directors present at a meeting of the Directors.

‘dividend’	Includes bonus.

‘Member’, ‘holder of any share’ or ‘shareholder’	Any registered holder of shares for the time being, save that references in this Constitution to a ‘Member’ shall, where the Act requires, exclude the Company where it is a member by reason of its holding shares as treasury shares, and references in this Constitution to a ‘holder of any share’ or ‘shareholder’ shall, except where otherwise expressly provided in this Constitution, exclude the Company in relation to shares held by it as treasury shares.

‘month’	Calendar month.

‘Office’	The Registered Office for the time being of the Company.

‘Paid up’	Includes credited as paid up.

‘Register of Members’	The Register of Members of the Company.

‘regulation’	A regulation of this Constitution, as altered or added to from time to time and any reference to a regulation by number is a reference to the regulation of that number in this Constitution.

‘Seal’	The Common Seal of the Company or in appropriate cases the Official Seal or duplicate Common Seal.

‘Secretary’	The secretary or secretaries for the time being of the Company and shall include any person appointed by the Directors to perform the duties of secretary and where two or more persons are appointed to act as joint secretaries, or where one or more deputy or assistant secretaries are appointed, shall include any one of those persons.

‘Singapore’	The Republic of Singapore.

‘shares’	Shares in the capital of the Company.

‘Statutes’	The Act and every other legislation for the time being in force concerning companies and affecting the Company.

‘year’	Calendar year.

‘S$’	The lawful currency of Singapore.

(a)   The expressions ‘current address’, ‘electronic communications’, ‘financial statements’, ‘relevant intermediary’ and ‘treasury shares’ shall have the meanings ascribed to them respectively in the Act.

(b)   Expressions referring to writing shall, unless the contrary intention appears, be construed as including references to written or produced by any substitute for writing or partly one and partly another and shall include (except where otherwise expressly specified in this Constitution or the context otherwise requires, and subject to any limitations, conditions or restrictions contained in the Statutes) any representation or reproduction of words, symbols or other information which may be displayed in a visible form, whether in a physical document or in an electronic communication or form or otherwise howsoever.

(c) Words denoting the singular shall include the plural and vice versa. Words denoting the masculine gender only shall include the feminine gender. Words denoting persons shall include corporations.

(d)   The expression ‘clear days’ notice’ shall, for the purposes of calculating the number of days necessary before a notice is served or deemed to be served, be exclusive of the day on which the notice is served or deemed to be served and of the day for which the notice is given.

(e) Save as aforesaid, any word or expression used in the Act and the Interpretation Act 1965 shall, if not inconsistent with the subject or context, bear the same meaning in this Constitution.

(f) The headnotes and marginal notes are inserted for convenience only and shall not affect the construction of this Constitution.

(g) Any reference in this Constitution to any enactment is a reference to that enactment as for the time being amended or re-enacted.

(h) A Special Resolution shall be effective for any purposes for which an Ordinary Resolution is expressed to be required under any provision of this Constitution.

NAME

2. The name of the Company is VINFAST AUTO LTD.	Name

LIABILITY OF MEMBERS

3. The liability of the Members is limited.	Liability of Members

BUSINESS

4.   (1)     Subject to the provisions of the Act (and where applicable, the rules and regulations of the Designated Stock Exchange) and any other written law and this Constitution, the Company has:

(a)   full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)   for these purposes, full rights, powers and privileges.

(2)   Subject to the provisions of the Act, any branch or kind of business which by this Constitution is either expressly or by implication authorised to be undertaken by the Company may be undertaken by the Directors at such time or times as they shall think fit, and further may be suffered by them to be in abeyance whether such branch or kind of business may have been actually commenced or not, so long as the Directors may deem it expedient not to commence or proceed with such branch or kind of business.

Business or activity

PUBLIC COMPANY

5. The Company is a public company.	Public Company

REGISTERED OFFICE

6. The Office shall be at such place in Singapore as the Directors shall from time to time determine.	Place of Office

SHARES

7. (1) The rights attaching to shares of a class other than ordinary shares shall be expressed in this Constitution.	Shares of a class other than ordinary shares

(2) The Company may issue shares for which no consideration is payable to it.	Issue of shares for no consideration

8.   Subject to the Statutes and this Constitution, no shares may be issued by the Directors without the prior approval of the Company in general meeting but subject thereto, and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over or otherwise deal with or dispose of the same to such persons on such terms and conditions and for such consideration (if any) and at such time and subject or not to the payment of any part of the amount (if any) thereof in cash as the Directors may think fit. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special, limited or conditional rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, or which do not confer voting rights, as the Company may from time to time by Ordinary Resolution, or, if required by the Statutes, by Special Resolution determine (or, in the absence of any such determination, but subject to the Statutes, as the Directors may determine) and subject to the provisions of the Statutes, the Company may issue preference shares which are, or at the option of the Company are, liable to be redeemed, the terms and manner of redemption being determined by the Directors.

Issue of shares

9.   Notwithstanding anything in this Constitution, a treasury share shall be subject to such rights and restrictions as may be prescribed in the Act and may be dealt with by the Company in such manner as may be permitted by, and in accordance with, the Act. For the avoidance of doubt, save as expressly permitted by the Act, the Company shall not be entitled to any rights of a Member under this Constitution.

Treasury shares

10.  (1)    Preference shares may be issued subject to such limitation thereof as may be prescribed by law (and where applicable, the rules and regulations of the Designated Stock Exchange). Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports, balance sheets and financial statements and attending general meetings of the Company. Preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding up or sanctioning a sale of the undertaking of the Company or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six (6) months in arrears.

Rights attached to preference shares

(2) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares from time to time already issued or about to be issued.	Issue of further preference shares

11.  If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated either with the consent in writing of the holders of three- quarters of the issued shares of the class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of shares of the class and to every

Variation of rights of shares

such Special Resolution the provisions of Section 184 of the Act shall with such adaptations as are necessary apply. To every such separate general meeting, the provisions of this Constitution relating to general meetings shall mutatis mutandis apply,

Provided always that:

(a)   the necessary quorum shall be two (2) persons at least holding or representing by proxy or by attorney one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, but where the necessary majority for such a Special Resolution is not obtained at the meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two (2) months of the meeting shall be as valid and effectual as a Special Resolution carried at the meeting; and

(b)   where all the issued shares of the class are held by one (1) person, the necessary quorum shall be one (1) person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

12.  The repayment of preference capital other than redeemable preference capital or any other alteration of preference shareholders’ rights, may only be made pursuant to a Special Resolution of the preference shareholders concerned. Provided always that where the necessary majority for such a Special Resolution is not obtained at a meeting, consent in writing if obtained from the holders of three-fourths of the preference shares concerned within two (2) months of the meeting, shall be as valid and effectual as a Special Resolution carried at the meeting.

Variation of rights of preference shareholders

13.  The rights conferred upon the holders of the shares of any class issued with preferred rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or by this Constitution, be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

Issue of further shares affecting preferred rights

14.  If by the conditions of allotment of any shares the whole or any part of the amount of the issue price thereof shall be payable by instalments every such instalment shall, when due, be paid to the Company by the person who for the time being shall be the registered holder of the share or his personal representatives, but this provision shall not affect the liability of any allottee who may have agreed to pay the same.

Payment of instalments

15.  The Company may pay any expenses (including brokerage or commission) incurred in any issue of shares or purchase or acquisition of shares at such rate or amount and in such manner as the Directors deem fit. Such expenses may be paid in whole or in part in cash or fully or partly paid shares of the Company. The Company may, in addition to, or in lieu of, such commission, in consideration of any person subscribing or agreeing to subscribe, or of his procuring or agreeing to procure subscriptions, for any shares in the Company, confer on any such person an option call within a specified time for a specified number of shares in the Company at a specified price or on such other terms and conditions as the Directors may deem fit. The requirements of the provisions of the Act shall be observed, as far as applicable.

Payment of expenses (including brokerage and commission)

16.  Save to the extent permitted by the Act (and where applicable, the rules and regulations of the Designated Stock Exchange), no part of the funds of the Company shall, directly or indirectly, be employed in the purchase of or subscription for or making of loans upon the security of any shares (or its holding company, if any). The Company shall not, except as authorised by the Act, give any financial assistance for the purpose of, or in

Company’s shares as security

connection with, the acquisition or proposed acquisition of shares or units of shares in the Company (or its holding company, if any).

17.  Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a long period, the Company may pay interest on so much of that share capital (except treasury shares) as is for the time being paid up for the period, and, subject to the conditions and restrictions mentioned in Section 78 of the Act, may charge the same to capital as part of the cost of the construction of the works or building or the provision of the plant.

Power to charge interest on capital

18.  Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by this Constitution, the regulations of the Designated Stock Exchange or by law otherwise provided) any other rights in respect of any share, except an absolute right to the entirety thereof in the person entered in the Register of Members as the registered holder thereof.

Company need not recognise trust

SHARE CERTIFICATES

19.  Every person whose name is entered as a Member in the Register of Members shall be entitled to receive, within 60 days after allotment or within 30 days after the lodgement of any notice of transfer to one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred (or such other period as may be prescribed by the Designated Stock Exchange or by the provisions of the Statutes), one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a Member transfers part only of the shares comprised in a certificate or where a registered shareholder requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such Member shall pay a fee not exceeding S$2/- for each such new certificate or such other fee as the Directors may determine having regard to any limitation thereof as may be prescribed, where applicable, by the rules and regulations of the Designated Stock Exchange.

Entitlement to share certificate

20.  The retention by the Directors of any unclaimed share certificates (or stock certificates as the case may be) shall not constitute the Company a trustee in respect thereof. Any share certificate (or stock certificate as the case may be) unclaimed after a period of six (6) years from the date of issue of such share certificate (or stock certificate as the case may be) may be forfeited and if so shall be dealt with in accordance with this Constitution mutatis mutandis.

Retention of certificate

21.  The certificate of title to shares shall be issued under the Seal in such form as prescribed by the Directors from time to time, or executed as a deed in accordance with the Act. Every certificate shall bear the autographic or facsimile signatures of at least two (2) Directors or by one (1) Director and the Secretary or some other person appointed by the Directors, and shall specify the number and the class of shares to which it relates, whether the shares are fully or partly paid up, the amount (if any) unpaid on the shares and any other information as the Act may require. The facsimile signatures may be

Form of share certificate

reproduced by mechanical, electrical or other means provided the method or system of reproducing signatures has first been approved by the Directors. No certificate shall be issued representing more than one class of shares.

22.  (1)     Any two (2) or more certificates representing shares of any one class held by any person whose name is entered in the Register of Members may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

Consolidation of share certificates

(2)     If any person whose name is entered in the Register of Members shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two (2) or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request. Such person shall (unless such fee is waived by the Directors) pay a maximum fee of S$2/- for each share certificate issued in lieu of a share certificate surrendered for cancellation or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed, where applicable, by the Designated Stock Exchange.

Sub-division of share certificates

(3) In the case of shares registered jointly in the names of several persons any such request may be made by any one of the registered joint holders.	Requests by joint holders

23.  (1)     Subject to the provisions of the Act, if any share certificates shall be defaced, worn-out, destroyed, lost or stolen, it may be renewed or replaced on such evidence being produced and a letter of indemnity, undertaking and/or statutory declaration (if required) being given by the shareholder, transferee, person entitled, purchaser, (where applicable) member firm or member company of the Designated Stock Exchange or on behalf of its/their client(s) as the Directors shall require, and in the case of defacement or wearing out, on delivery of the old certificate and in any case on payment of such sum not exceeding S$2/- as the Directors may from time to time require. In the case of destruction, loss or theft, the shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction, loss or theft.

Issue of replacement certificates

(2)     When any shares under the powers in this Constitution herein contained are transferred and the certificate thereof has not been delivered up to the Company by the former holder of the said shares, the Directors may issue a new certificate for such shares distinguishing it in such manner as they may think fit from the certificate not so delivered up.

New certificate in place of one not surrendered

JOINT HOLDERS OF SHARES

24. Where two (2) or more persons are registered as the holders of any share, they shall be deemed to hold the same as joint tenants with benefit of survivorship subject to the following provisions:	Joint holders deemed holding as joint tenants

(a) the Company shall not be bound to register more than three (3) persons as the holders of any share, except in the case of executors, trustees or administrators of the estate of a deceased Member;	Limited to 3 joint holders

(b) the joint holders of a share shall be liable severally as well as jointly in respect of all payments which ought to be made in respect of such share;	Jointly and severally liable

(c)   on the death of any one (1) of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such share but the Directors may require such evidence of death as they may deem fit;

Survivorship

(d) any one (1) of such joint holders may give effectual receipts for any dividend or other moneys payable or property distributable to such joint holders on or in respect of the share; and	Receipts

(e)   only the person whose name stands first in the Register of Members as one (1) of the joint holders of any share shall be entitled to delivery of the certificate relating to such share or to receive notices from the Company and any notice given to such person shall be deemed notice to all the joint holders.

Entitlement to delivery of share certificates and notice

TRANSFER OF SHARES

25.  Subject to the restrictions of this Constitution and any restrictions imposed by law (and where applicable, the rules and regulations of the Designated Stock Exchange), any Member may transfer all or any of his shares, but every instrument of transfer of the legal title in shares must be in writing and in the form approved, where applicable, by the Designated Stock Exchange, or in any other form acceptable to the Directors, and must be left at the Office (or such other place as the Directors may appoint) for registration, accompanied by a certificate of stamp duty (if any), the certificate(s) of the shares to be transferred, and such other evidence (if any) as the Directors may require to prove the title of the intending transferor, or his right to transfer the shares.

Form of transfer

26. Shares of different classes shall not be comprised in the same instrument of transfer.	Different classes of shares

27.  The instrument of transfer of a share shall be signed by or on behalf of the transferor and the transferee and be witnessed. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof; Provided always that the Directors may dispense with the execution of the instrument of transfer by the transferee in any case in which they think fit in their discretion so to do.

Transferor and transferee to execute transfer

28.  All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors may refuse to register shall (except in any case of fraud) be returned to the party presenting the same.

Retention of transfer

29.  No share shall in any circumstances be transferred to any infant, bankrupt or person who is mentally disordered and incapable of managing himself or his affairs but nothing herein contained shall be construed as imposing on the Company any liability in respect of the registration of such transfer if the Company has no actual knowledge of the same.

Infant, bankrupt or mentally disordered

30.  Subject to any legal requirements to the contrary, the Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six (6) years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of six (6) years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of six (6) years from the date of the cancellation thereof and it shall be conclusively presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of an instrument of transfer or other documents so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company,

Destruction of transfer

Provided always that:

(a)   the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)   nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any circumstances which would not attach to the Company in the absence of this regulation; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

31.  (1)     There shall be no restriction on the transfer of fully paid up shares (except where required by law or, where applicable, the listing rules of, or bye-laws and rules governing the Designated Stock Exchange) but the Directors may in their discretion decline to register any transfer of shares upon which the Company has a lien and in the case of shares not fully paid up may refuse to register a transfer to a transferee of whom they do not approve, Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within such period of time as may be prescribed by the Act (or, where applicable, as may be prescribed by the rules and regulations of the Designated Stock Exchange) beginning with the date on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Statutes.

Directors’ power to decline to register

(2) The Directors may decline to recognise any instrument of transfer of shares unless:

(a)   a fee not exceeding S$2/- (or such other fee as the Directors may determine having regard to any limitation thereof as may be prescribed by the Designated Stock Exchange) as the Directors may from time to time require, is paid to the Company in respect thereof;

Payment of fee and deposit of transfer

(b) the amount of proper duty (if any) with which each instrument of transfer of shares is chargeable under any law for the time being in force relating to stamp duty is paid;

(c)   the instrument of transfer is deposited at the Office (or such other place as the Directors may appoint) and is accompanied by a certificate of payment of stamp duty (if any), the certificate of the shares to which the transfer relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer, and where the instrument is executed by some other person on his behalf, the authority of the person so to do; and

(d) the instrument of transfer is in respect of only one (1) class of shares.

32.  If the Directors refuse to register a transfer of any shares, they shall give to the transferor and to the transferee notice of their refusal to register as required by the Act (where applicable, within such period of time as may be prescribed by the rules and regulations of the Designated Stock Exchange).

Notice of refusal to register

33.  (1)     The Company shall keep in one or more books a Register of Members and shall enter therein particulars required by the Act. Subject to the Act, the Company may keep an overseas or local or other branch register of Members resident in any place which shall be deemed to be part of the Company’s Register of Members, and the Directors

Register of Members Closure of Register of Members

may make and vary such regulations as it determines in respect of the keeping of any such register.

(2)     The Register of Members may be closed at such times and for such period as the Directors may from time to time determine; Provided always that it shall not be closed for more than thirty (30) days in any year (in aggregate) and during such periods the Directors may suspend the registration of transfers. Further Provided always that the Company shall give prior notice of such closure in an appointed newspaper and as may be required to the Designated Stock Exchange, stating the period and purpose or purposes for which the closure is to be made.

34. Nothing in this Constitution shall preclude the Directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.	Renunciation of allotment

35.  Neither the Company nor its Directors nor any of its officers shall incur any liability for registering or acting upon a transfer of shares apparently made by relevant parties, although the same may, by reason of any fraud or other cause not known to the Company or its Directors or other officers, be legally inoperative or insufficient to pass the property in the shares proposed or professed to be transferred, and although the transfer may, as between the transferor and transferee, be liable to be set aside, and notwithstanding that the Company may have notice that such instrument of transfer was signed or executed and delivered by the transferor in blank as to the name of the transferee or the particulars of the shares transferred, or otherwise in defective manner. In every such case, the person registered as transferee, his executors, trustees, administrators and assigns, alone shall be entitled to be recognised as the holder of such shares and the previous holder shall, so far as the Company is concerned, be deemed to have transferred his whole title thereto.

Indemnity against wrongful transfer

TRANSMISSION OF SHARES

36.  In the case of the death of a Member whose name is registered in the Register of Members, the survivors or survivor where the deceased was a joint holder, and the executors, trustees or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing herein contained shall release the estate of a deceased shareholder from any liability in respect of any share solely or jointly held by him.

Transmission on death

37.  (1)     Any person becoming entitled to the legal title in a share in consequence of the death or bankruptcy of any Member whose name is entered in the Register of Members, and any guardian of an infant becoming entitled to the legal title in a share and whose name is entered in the Register of Members, and any person as properly has the management of the estate of a Member whose name is entered in the Register of Members and who is mentally disordered and incapable of managing himself or his affairs or any person becoming entitled to a share by virtue of a vesting order by a court of competent jurisdiction and recognised by the Company as having any title to that share may, upon producing such evidence of title as the Directors shall require, elect either to be registered himself as holder of the share or transfer the share to some other person, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by a Member.

Person becoming entitled in certain circumstances may be registered

(2)     If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to transfer the share to another person he shall testify his election

Requirements regarding

by executing to that person a transfer of the share. All the limitations, restrictions and provisions of this Constitution relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the event upon which transmission took place had not occurred and the notice or transfer were a transfer signed by the person from whom the title by transmission is derived.

transmission of shares

(3)     The Directors may at any time give notice requiring any such person to elect whether to be registered himself as a Member in the Register of Members in respect of the share or to transfer the share and if the notice is not complied with within sixty (60) days the Directors may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Notice to register to unregistered executors and trustees

38.  Save as otherwise provided by or in accordance with this Constitution, a person becoming entitled to a share pursuant to regulation 36 or 37 (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the Member in respect of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company or (save as aforesaid) to any of the rights or privileges of a Member in respect of the share, unless and until he shall be registered as the holder thereof.

Rights of unregistered persons entitled to a share

39.  There shall be paid to the Company in respect of the registration of any probate, letter of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares, such fee not exceeding S$2/-, or, where applicable, such other sum as may be approved by the Designated Stock Exchange from time to time, as the Directors may from time to time require or prescribe.

Fees for registration of probate etc.

CALLS ON SHARES

40.  The Directors may from time to time, as they think fit, make calls upon the Members in respect of any moneys unpaid on their shares or on any class of their shares and not by the conditions of the issue and allotment thereof made payable at fixed times; and each Member shall (subject to his having been given at least fourteen (14) days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be made payable by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls, instalments and interest due in respect thereof. A call may be revoked or postponed as the Directors may determine.

Directors may make calls on shares

41. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.	Time when new call made

42.  If before or on the day appointed for payment thereof, a call payable in respect of a share is not paid, the person from whom the amount of the call is due shall pay interest on such amount at such rate not exceeding ten per cent (10%) per annum as the Directors may determine from the day appointed for payment thereof to the time of actual payment, and shall also pay all costs, charges and expenses which the Company may have incurred or become liable for in order to procure payment of or in consequence of the non-payment of such call or instalment, but the Directors shall be at liberty to waive payment of such interest, costs, charges and expenses wholly or in part.

Interest and other late payment costs

43.  Any sum which by the terms of issue of a share is made payable upon allotment or at any fixed date and any instalment of a call shall for all purposes of this Constitution be deemed to be a call duly made and payable on the date fixed for payment and, in the case of non-payment, the provisions of this Constitution as to payment of interest and expenses, forfeiture and the like and all other relevant provisions of the Statutes or of this Constitution shall apply as if such sum were a call duly made and notified as hereby provided.

Sum due on allotment or other fixed date

44. The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the time of payment of such calls.	Power of Directors to differentiate

45.  The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the money uncalled and unpaid upon the shares held by him and such payments in advance of calls shall extinguish (so far as the same shall extend) the liability upon the shares in respect of which it is made, and upon the money so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned, the Company may pay interest at a rate agreed between the Member paying such sum and the Directors provided that such rate may not exceed eight per cent (8%) per annum without the sanction of the Company in general meeting. Capital paid on shares in advance of calls shall not whilst carrying interest confer a right to participate in profits and until appropriated towards satisfaction of any call shall be treated as a loan to the Company and not as part of its capital and shall be repayable at any time if the Directors so decide.

Payment in advance of calls

FORFEITURE OF SHARES

46.  If a Member fails to pay the whole or any part of any call or instalment of a call by or on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

Notice requiring payment of unpaid calls

47.  The notice shall name a further day (not being less than fourteen (14) days from the date of service of the notice) on or before which the payment required by the notice is to be made. It shall also name the place where payment is to be made and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

Notice to state time and place of payment

48.  If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

Forfeiture of shares for non-compliance with notice

49. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture notwithstanding that they shall have been declared.	Forfeiture to include all dividends

50. The Directors may accept a surrender of any share liable to be forfeited hereunder.	Directors may accept surrender in lieu

51.  The forfeiture or surrender of a share shall involve the extinction at the time of forfeiture or surrender of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the Member whose share is forfeited or surrendered and the Company, except only such of those rights and liabilities as are by this Constitution expressly saved, or as are by the Act given or imposed in the case of past Members.

Extinction of forfeited share

52.  Notwithstanding any such forfeiture, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture, upon the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share and upon such further terms (if any) as they shall see fit.

Directors may allow forfeited share to be redeemed

53.  A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the Directors think fit and at any time before a sale or disposition, the forfeiture or surrender may be cancelled on such terms as the Directors think fit. To give effect to any such sale, re-allotment or other disposition, the Directors are empowered to or may authorise some other person to transfer the shares to the purchaser.

Sale of forfeited shares

54.  The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Company may receive consideration of sale

55.  If any shares are forfeited and sold, any residue after the satisfaction of the unpaid calls and accrued interest and expenses, shall be paid to the person whose shares have been forfeited, or his executors, trustees, administrators or assignees or as he directs.

Application of residue of proceeds of forfeiture

56.  A person whose shares have been forfeited or surrendered shall cease to be a Member in respect of the shares, but shall, notwithstanding such forfeiture or surrender, remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were payable by him to the Company in respect of the shares with interest thereon at the rate of ten per cent (10%) per annum (or such lower rate as the Directors may approve) from the date of the forfeiture or surrender until payment in respect of the shares; but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. The Directors may at their absolute disclosure enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or waive payment either wholly or in part.

Liabilities of Members whose shares forfeited

57.  Notice of any forfeiture shall forthwith be given to the holder of the share forfeited or to the person entitled by transmission to the share forfeited as the case may be. An entry of the forfeiture with the date thereof and the fact of the notice given shall be made in the Register of Members opposite the share. The provisions of this regulation are directory only, and no forfeiture shall be in any manner invalidated by any omission to give such notice or to make such entry as aforesaid.

Notice of forfeiture

LIEN ON SHARES

58. (1) The Company shall have a first and paramount lien and charge on (a) all the shares not fully paid up in the name of a Member (whether solely or jointly with others)	Company’s lien

and all dividends, interest and other distributions from time to time declared in respect of such shares; and (b) the shares not fully paid up in the name of a single person for all moneys presently payable by the person or the person’s estate to the Company. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this regulation.

(2)     No Member shall be entitled to receive any dividend or to exercise any privileges as a Member until he shall have paid all calls for the time being due and payable on every share held by him, whether along or jointly with any other person, together with interest and expenses (if any).

59.  For the purpose of enforcing such lien, the Directors may sell all or any of the shares subject thereto in such manner as they think fit, but no sale shall be made unless some sum in respect of which the lien exists is presently payable and until a notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default, shall have been served in such a manner as the Directors shall think fit on such Member or the person (if any) entitled by transmission to the shares, and default in payment shall have been made by him or them for fourteen (14) days after such notice. To give effect to any such sale or other disposition, the Directors are empowered or may authorise some other person to transfer the shares to the purchaser.

Sale of shares subject to lien

60.  The net proceeds of any such sale shall be applied in or towards satisfaction of the unpaid calls and accrued interest and expenses due from the Member to the Company in respect of the shares and the residue (if any) shall be paid to the person whose shares have been forfeited or his executors, trustees, administrators or assignees or as he directs; Provided always that the Company shall be entitled to a lien upon such residue in respect of any money due to the Company but not presently payable like to that which it had upon the shares immediately before the sale thereof.

Application of proceeds of sale

61.  To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser and the Directors may enter the purchaser’s name in the Register of Members as holder of the shares and the purchaser shall not be bound to see to the regularity or validity of the transfer or be affected by any irregularity or invalidity in the proceedings or be bound to see to the application of the purchase money. After his name has been entered in the Register of Members the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

Transfer and title to shares sold

62.  A statutory declaration in writing by a Director that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated therein as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company of the consideration (if any) given for the share on the sale, re-allotment or disposal thereof, together with the certificate under seal for the share delivered to a purchaser or allottee thereof, shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be entered in the Register of Members as the holder of the share in respect of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the forfeiture, surrender, sale, re-allotment or disposal of the share.

Statutory declaration that share duly forfeited

CONVERSION OF SHARES INTO STOCK

63. The Company may from time to time by Ordinary Resolution convert any paid up shares into stock and may from time to time by like resolution reconvert such stock into paid up shares.	Conversion from share to stock and back to share

64.  When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein or any part of such interests in such manner as the Company in general meeting shall direct, but in the absence of such direction, the respective interests may be transferred in the same manner and subject to the same regulations as the shares from which the stock arose would have been transferred prior to conversion or as near thereto as circumstances will admit. But the Directors may if they think fit from time to time fix the minimum number of stock units transferable.

Transfer of stock

65.  The holders of stock shall, according to the number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except as regards dividend and return of capital and the assets on winding up) shall be conferred by the number of stock units which would not, if existing in shares, have conferred that privilege or advantage, and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

Rights of stock-holders

66.  All such provisions of this Constitution as are applicable to paid up shares shall apply to stock and in all such provisions the words ‘share’ and ‘shareholder’ shall include ‘stock’ and ‘stockholder’.

Interpretation

ALTERATIONS OF CAPITAL

67.  (1)    Subject to this Constitution, the provisions of the Act, the rules and regulations of the Designated Stock Exchange and of any resolution of the Company in a General Meeting passed pursuant thereto, the issue of new shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper. The Directors shall also have the power to issue shares for which no consideration is payable and/or capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full new shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by the Members in a General Meeting and on such terms as the Directors shall think fit.

Issue of new shares

(2)     Except so far as otherwise provided by the conditions of issue or by this Constitution, all new shares shall be subject to the provisions of the Statutes and of this Constitution with reference to allotments, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

68.  Notwithstanding regulation 67 above but subject to the Act, the Directors shall not be required to offer any new shares or make or grant any instruments to Members to whom by reason of foreign securities laws such offer of shares or making or granting of instruments may not be made without registration of the shares or instruments or a prospectus or other document, but may, at their absolute discretion and on such terms and conditions as the Directors deem fit, sell the entitlements to the new shares on behalf of such Members in such manner as they think most beneficial to the Company.

69.  Subject to any directions that may be given in accordance with the powers contained in this Constitution, any capital raised by the creation of new shares shall be considered as part of the original capital as consisting of ordinary shares and shall be subject to the same provisions with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise as if it had been part of the original capital.

Capital raised deemed original capital

70. (1) The Company may by Ordinary Resolution or as otherwise permitted by the provisions of the Statutes: (a) consolidate and divide all or any of its shares;	Power to consolidate, cancel and sub-divide shares

(b)   subdivide its shares or any of them (subject nevertheless to the provisions of the Statutes and this Constitution) provided always that in such subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(c)   cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person or which have been forfeited and diminish the amount of its capital by the number of the shares so cancelled; and

(d) subject to the provisions of the Statutes, convert its share capital or any class of shares from one currency to another currency.

(2) The Company may by Special Resolution and subject to and in accordance with the Statutes, convert one class of shares into another class of shares.	Power to convert shares.

71. (1) The Company may reduce its share capital or any undistributable reserve in any manner, subject to any requirements and consents required by law.	Reduction of share capital

(2)   Subject to and in accordance with the provisions of the Act, (where applicable) the rules and regulations of the Designated Stock Exchange and any applicable legislation or regulation, the Company may authorise the Directors in general meeting to purchase or otherwise acquire ordinary shares, stocks, preference shares, options, debentures, debenture stocks, bonds, obligations, securities, and all other equity, derivative, debt and financial instruments issued by it on such terms as the Company may think fit and in the manner prescribed by the Act. The Company may deal with any such share which is so purchased or acquired by the Company in such manner as may be permitted by, and in accordance with, the Act (including without limitation, to hold such share as a treasury share). Without prejudice to the foregoing, upon cancellation of shares purchased or otherwise acquired by the Company pursuant to this Constitution and the Act, the number of issued shares of the Company shall be diminished by the number of shares so cancelled, and where any such cancelled shares were purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.

Power to repurchase shares

GENERAL MEETINGS

72.  Save as otherwise permitted under the Act, an annual general meeting shall be held in accordance with the requirements of the Act and, where applicable, the listing rules of any securities exchange upon which the shares in the Company are listed, at such time and place as may be determined by the Directors, but not more than six (6) months shall be allowed to elapse between the end of each financial year and such general meeting, unless the Registrar of Companies authorises an extension of time to hold such general meeting or as otherwise permitted by the Act. All general meetings other than annual general meetings shall be called extraordinary general meetings. The time and place of any general meeting shall be determined by the Directors.

Annual general meetings and extraordinary general meetings

73.  The Directors may whenever they think fit convene an extraordinary general meeting and an extraordinary general meeting shall also be convened on such requisition by Members in accordance with the Act or in default may be convened by such requisitionist as provided for under the Act. If at any time there are not within Singapore sufficient Directors capable of action to form a quorum at a meeting of Directors, any Director may convene an extraordinary general meeting in the same manner as nearly as possible as that in which such a meeting may be convened by the Directors.

Calling for extraordinary general meetings

NOTICE OF GENERAL MEETINGS

74.  Any general meeting at which it is proposed to pass Special Resolutions or (save as provided by the Statutes and the regulations of the Designated Stock Exchange) a resolution of which special notice has been given to the Company pursuant to the Act, shall be called by at least twenty-one (21) clear days’ notice in writing. An annual general meeting or any other general meeting shall be called by at least fourteen (14) clear days’ notice in writing. The notice must specify the place, the day and the hour of the meeting. Such notice shall be given in the manner hereinafter mentioned to all Members other than those who are not under the provisions of this Constitution and the Act entitled to receive such notices from the Company. The period of notice shall be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held. So long as the shares in the Company are listed on the Designated Stock Exchange, at least fourteen (14) days’ notice of every general meeting shall be given by advertisement in the daily press and in writing to the Designated Stock Exchange.

Notice of meeting

Subject to the provisions of the Act and, where applicable, the rules and regulations of the Designated Stock Exchange, notwithstanding that it has been called by a shorter notice than that specified above, a general meeting shall be deemed to have been duly called if it is agreed:

Shorter notice

(a) in the case of an annual general meeting by all the Members entitled to attend and vote thereat; and

(b)   in the case of an extraordinary general meeting by a majority in number of the Members having a right to attend and vote thereat, being a majority together holding not less than ninety-five per cent (95%) of the total voting rights of all the Members having a right to vote at that meeting.

Provided also that the accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

Accidental omission

75. Notice of every general meeting shall be given in any manner authorised by this Constitution to:	Persons to whom notice of meeting is to be given

(a)   every Member holding shares conferring the right to attend and vote at the meeting who at the time of the convening of the meeting shall have paid all calls or other sums presently payable by him in respect of shares;

(b) every person entitled to a share in consequence of the death or bankruptcy or otherwise of a Member who but for the same would be entitled to receive notice of the meeting;

(c) every Director;

(d) the Auditors, without prejudice to regulation 174; and

(e) where applicable, the Designated Stock Exchange.

No other person shall be entitled to receive notices of general meetings; Provided always that if the meeting is called for the alteration of the objects of the Company, the notice shall comply with the provisions of Section 33 of the Act regarding notices to debenture holders.

76.  There shall appear with reasonable prominence in every such notice a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and to vote instead of him and that such proxy need not be a Member.

Contents of notice for general meeting

77. Routine business shall mean and include only business transacted at an annual general meeting of the following classes, that is to say :	Routine and special business

(a) receiving and adopting the financial statements, the Directors’ statement, the Auditor’s report and other documents required to be attached to the financial statements;

(b) appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement;

(c) fixing of the fees of Directors proposed to be paid under regulation 101(1);

(d) declaring dividends; and

(e) appointing or re-appointing Auditors and fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.

Any notice of a meeting called to consider special business shall be accompanied by a statement regarding the effect of any proposed resolution on the Company in respect of such special business.

78.  In the case of any general meeting at which business other than routine business is to be transacted (special business), the notice shall specify the general nature of the special business, and if any resolution is to be proposed as a Special Resolution or as requiring special notice, the notice shall contain a statement to that effect.

Notice to specify nature of special business

PROCEEDINGS AT GENERAL MEETINGS

79.  No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Except as herein otherwise provided, two (2) Members present in person shall form a quorum. For the purposes of this regulation, ‘Member’ includes a person

Quorum

attending as a proxy and a corporation being a Member shall be deemed to be personally present if represented in accordance with the provisions of Section 179(3) of the Act and such corporation’s representative is not otherwise entitled to be present at the meeting as a Member or proxy or as a corporate representative of another Member. Provided always that (i) a proxy representing more than one (1) Member shall only count as one (1) Member for the purpose of determining the quorum; and (ii) where a Member is represented by more than one (1) proxy such proxies shall count as only one (1) Member for the purpose of determining the quorum.

80.  If within half an hour from the time appointed for the holding of a general meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting if convened on the requisition of Members shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or if that day is a public holiday then the next business day following that public holiday) at the same time and place or to such other day, time or place as the Directors may determine. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

Adjournment if quorum not present

81.  The Chairman of the Board or, in his absence, the Deputy Chairman (if any) shall preside as Chairman at every general meeting, but if there be no such Chairman or Deputy Chairman, or if at any meeting he shall not be present within fifteen (15) minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the Members present shall choose some Director, or if no Director be present, or if all the Directors present decline to take the chair, one of themselves to be Chairman of the meeting.

Chairman

82.  The Chairman of the meeting may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for thirty (30) days or more or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

Adjournment by chairman

83.  (1)     If required by the rules and regulations of the Designated Stock Exchange, all resolutions at general meetings shall be voted by poll (unless such requirement is waived by the Designated Stock Exchange).

Mandatory Polling

(2)     Subject to regulation 83(1), at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

Method of voting where mandatory polling not required

(a) the Chairman of the meeting; or

(b)   at least two (2) Members present in person or by proxy (where a Member has appointed more than one (1) proxy, any one (1) of such proxies may represent that Member) or attorney or in the case of a corporation by a representative, and entitled to vote thereat; or

(c)   any Member or Members present in person or by proxy (where a Member has appointed more than one (1) proxy, any one (1) of such proxies may represent that Member) or attorney or in the case of a corporation by a representative or any number or combination of such Members, holding or representing not less than five per cent (5%) of the total voting rights of all the Members having the right to vote at the meeting; or

(d)   any Member or Members present in person or by proxy (where a Member has appointed more than one (1) proxy, any one of such proxies may represent that Member) or attorney or in the case of a corporation by a representative or any number or combination of such Members, holding or representing shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than five per cent (5%) of the total sum paid up on all the shares conferring that right.

A demand for a poll made pursuant to regulation 83(2) may be withdrawn only with the approval of the Chairman of the meeting, and any such demand shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded. Unless a poll is so demanded (and the demand is not withdrawn), a declaration by the Chairman that a resolution has been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

84.  Subject to regulation 85, where a poll is taken, it shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time (not being more than thirty (30) days from the date of the meeting) and place as the Chairman of the meeting may direct and either at once or after an interval or adjournment or otherwise and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was taken. No notice need be given of a poll not taken at once. In case of any dispute as to the admission or rejection of a vote, the Chairman shall determine the same and such determination made in good faith shall be final and conclusive. The Chairman of the meeting may (and where applicable, if required by the rules and regulations of the Designated Stock Exchange or if so directed by the meeting shall) appoint scrutineer(s) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

How a poll is to be taken

85.  A poll on the election of a Chairman of a meeting or on a question of adjournment shall be taken immediately. A poll on any other question shall be taken either immediately or at such subsequent time as the Chairman of the meeting may direct. No notice need be given of a poll not taken at once.

Time for taking a poll

86.  Subject to the rules and regulations of the Designated Stock Exchange (where applicable), if at any general meeting any votes shall be counted which ought not to have been counted or might have been rejected, or if votes are not counted which ought to have been counted, the error shall not vitiate the result of the vote unless it is pointed out at the same meeting at which the vote is taken or at any adjournment thereof, and is in the opinion of the Chairman of sufficient magnitude to vitiate the result of the voting. The decision of the Chairman of the meeting on such matters shall be final and conclusive.

Error in counting votes

87.  The Members may, if the Directors at their absolute discretion deem fit, participate at a general meeting by telephone or video conference or by means of similar communication equipment whereby all persons participating in the meeting are able to hear and, if applicable, see each other and such participation shall constitute presence in person at such meeting and Members (or their proxy or, in the case of a corporation, their respective corporate representatives) so participating shall be counted in the quorum for the meeting. Such a meeting shall be deemed to take place where the largest

Meetings via electronic means

group of Members (or their proxy, or in the case of a corporation, their respective corporate representatives) present for purposes of the meeting is assembled or, if there is no such group, where the Chairman of the meeting is present.

VOTES OF MEMBERS

88.  (1)    Each Member entitled to vote may vote in person or by proxy or attorney, and (in the case of a corporation) by a representative. A person entitled to more than one (1) vote need not use all his votes or cast all the votes he uses in the same way.

Voting rights of Members

(2)    Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company and to regulation 9, each Member entitled to vote may vote in person or by proxy or by attorney or other duly authorised representative. Every Member who is present in person or by proxy, or by attorney or other duly authorised representative shall:

(a) on a poll, have one (1) vote for every share which he holds or represents; and

(b)   on a show of hands, have one (1) vote, Provided always that:

(i) where a Member who is not a relevant intermediary is represented by two (2) proxies, only one (1) of the two (2) proxies as determined by that Member, or failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands; and

(ii)  where a Member who is a relevant intermediary is represented by two (2) or more proxies, each proxy shall be entitled to vote on a show of hands,

and in each case, the provisions of regulation 92 shall apply.

89.  A Member who is mentally disordered or whose person or estate is liable to be dealt with in any way under the law relating to mental capacity may vote, whether on a show of hands or on a poll, by his committee, curator bonis or such other person as properly has the management of his estate and any such committee, curator bonis or other person may vote by proxy or attorney, but no person claiming to vote pursuant to this regulation shall do so unless such evidence as the Directors may require of his authority shall have been deposited at the Office not less than seventy-two (72) hours before the time for holding the meeting at which he wishes to vote.

Voting rights of Members who are mentally disordered

90.  In the case of joint Members, any one (1) of such Members may vote and be reckoned in a quorum at any general meeting, whether in person or by proxy, but if more than one (1) such Member is present at the meeting, then in voting upon any question, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members. Several executors, trustees or administrators of a deceased Member in whose name any share stands shall for the purpose of this regulation be deemed joint holders thereof.

Voting rights of joint holders

91.  Save as expressly provided herein or in the Act, no person other than a Member duly registered, and only in respect of shares upon which all calls due to the Company have been paid, shall be entitled to be present or to vote on any question, either personally or by proxy, attorney or representative at any general meeting.

Right to vote

92. (1) Subject to the provisions of the Statutes:	Appointment of proxies

(a)   a Member who is not a relevant intermediary may appoint not more than two (2) proxies to attend, speak and vote at the same general meeting. Where such Member’s form of proxy appoints more than one (1) proxy, the proxy form shall specify the proportion of the Member’s shareholding to be represented by each proxy and if no such proportion is specified, the first named proxy shall be deemed to represent 100% of the shareholdings and any second-named proxy shall be deemed to be an alternate to the first-named; and

(b)   a Member who is a relevant intermediary may appoint more than two (2) proxies to attend, speak and vote at the same general meeting, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such Member, and the proxy form shall specify the number and class of shares in relation to which each proxy has been appointed. If the form does not specify the required information, the first-named proxy shall be deemed to represent 100% of the shareholdings.

(2)     The Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy submitted to it, to have regard to the instructions (if any) given by and the notes (if any) set out in the instrument of proxy.

Notes and instructions

(3) A proxy or attorney need not be a Member.	Proxy need not be a Member

(4)     Voting right(s) attached to any shares in respect of which a Member has not appointed a proxy may only be exercised at the relevant general meeting by the Member personally or by his attorney, or in the case of a corporation by its representative.

(5)     A Member who has deposited an instrument appointing any number of proxies to vote on his behalf at a general meeting shall not be precluded from attending and voting in person at that general meeting. Any such appointment of all the proxies concerned shall be deemed to be revoked upon the attendance of the Member appointing the proxy/proxies at the relevant general meeting.

Attendance of Member at meeting

93. (1) An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and:	Execution of proxies

(a) in the case of an individual, shall be:

(i) signed by the appointor or his attorney if the instrument is delivered personally or sent by post; or

(ii) authorised by that individual through such method and in such manner as may be approved by the Directors, if the instrument is submitted by electronic communication; and

(b) in the case of a corporation, shall be:

(i) either given under its common seal, executed as a deed in accordance with the Act or signed on its behalf by an attorney or a duly authorised officer of the corporation, or in some other manner approved by the Directors, if the instrument is delivered personally or sent by post; or

(ii) authorised by that corporation through such method and in such manner as may be approved by the Directors, if the instrument is submitted by electronic communication.

The Directors may, for the purposes of this regulation, designate procedures for authenticating any such instrument, and any such instrument not so authenticated by use of such procedures shall be deemed not to have been received by the Company.

(2)   The signature on, or authorisation of, such instrument need not be witnessed. Where an instrument appointing a proxy is signed or authorised on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to regulation 94(1), failing which the instrument may be treated as invalid.

Witness and authority

(3) The Directors may, in their absolute discretion:	Directors may approve method and manner, and designate procedure, for electronic communications
(a) approve the method and manner for an instrument appointing a proxy to be authorised; and
(b) designate the procedure for authenticating an instrument appointing a proxy,

as contemplated in regulations 93(1)(a)(ii) and 93(1)(b)(ii) for application to such Members or class of Members as they may determine. Where the Directors do not so approve and designate in relation to a Member (whether of a class or otherwise), regulation 93(1)(a)(i) and/or (as the case maybe) regulation 93(1)(b)(i) shall apply.

94. (1) An instrument appointing a proxy:	Deposit of proxies

(a)   if sent personally or by post, must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office); or

(b)   if submitted by electronic communication, must be received through such means as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting, and in either case, not less than seventy-two (72) hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates; Provided always that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered in accordance with this regulation 94 for the purposes of any meeting shall not be required again to be delivered for the purposes of any subsequent meeting to which it relates.

(2)     The Directors may, in their absolute discretion, and in relation to such Members or class of Members as they may determine, specify the means through which instruments appointing a proxy may be submitted by electronic communications, as contemplated in regulation 94(1)(b). Where the Directors do not so specify in relation to a Member (whether of a class or otherwise), regulation 94(1)(a) shall apply.

Directors may specify means for electronic communications

(3)     In the event that forms of proxy are sent to Members together with any notice of meeting, the accidental omission to include the form of proxy to, or the non-receipt of such form of proxy by, any person entitled to receive a notice of meeting shall not invalidate any resolution passed or any proceeding at any such meeting.

Accidental omission of proxy form

(4) An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting.	Rights of proxies

95.  Unless otherwise directed by the Chairman of the meeting, a vote cast by proxy shall not be invalidated by the previous death or mental disorder of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made, Provided always that no intimation in writing of such death, mental disorder or revocation shall have been received by the Company at the Office at least one (1) hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the e time appointed for the taking of the poll at which the vote is cast.

Intervening death or mental disorder of Member

96.  Any corporation which is a Member may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members and the persons so authorised shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of this Constitution (but subject to the Act) be deemed to be present in person at any such meeting if a person so authorised is present in such capacity thereat. The Company shall be entitled to treat a certificate under the seal of the corporation as conclusive evidence of the appointment or revocation of appointment of a representative under this regulation.

Corporations acting via representative

97.  No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting whose decision as to its validity shall be final and conclusive.

Objections

98.  Subject to this Constitution and any applicable legislation, the Board may, at its sole discretion, approve and implement, subject to such security measures as may be deemed necessary or expedient, such voting methods to allow Members who are unable to vote in person at any general meeting the option to vote in absentia, including but not limited to voting by mail, electronic mail, or facsimile.

Voting in absentia

DIRECTORS

99.  Subject to the Act and, where applicable, to the rules and regulations of the Designated Stock Exchange, the number of Directors, all of whom shall be natural persons, shall not be less than two (2).

Number of Directors

100. A Director need not be a Member and shall not be required to hold any shares of the Company by way of qualification. A Director who is not a Member shall nevertheless be entitled to receive notice of, attend and speak at all general meetings of the Company.

Qualifications

101. (1)    The fees of the Directors shall be determined from time to time by an Ordinary Resolution of the Company and such fees shall (unless such resolution otherwise provides) not be increased except pursuant to an Ordinary Resolution passed at a general meeting where notice of the proposed increase shall have been given in the notice convening the meeting. Such fees shall (unless such resolution otherwise provides) be

Fees for Directors

divided among the Directors in such proportions and manner as they may agree and in default of agreement equally, except that in the latter event any Director who shall hold office for part only of the period in respect of which such fee is payable shall be entitled only to rank in such division for the proportion of fee related to the period during which he has held office.

(2)    Any Director who holds any executive office or serves on any committee or who otherwise performs or renders services, which in the opinion of the Directors are outside the scope of his ordinary duties as a Director, may, subject to the Act, be paid such extra remuneration as the Directors may determine, subject however as is hereinafter provided in this regulation. Such extra remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by a lump sum or by way of salary.

Extra remuneration

102. The Directors shall be entitled to be repaid all travelling or such reasonable expenses as may be incurred in attending and returning from meetings of the Directors or of any committee of the Directors or general meetings or otherwise howsoever in or about the business of the Company, in the course of the performance of their duties as Directors.

Reimbursement of expenses

103. The Directors may procure the establishment and maintenance of or participate in or contribute to any non-contributory or contributory pension or superannuation fund or life assurance scheme or any other scheme whatsoever for the benefit of and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, benefits or emoluments to any persons (including Directors and other officers) who are or shall have been at any time in the employment or service of the Company or of the predecessors in business of the Company or of any subsidiary company, and the wives, widows, families or dependants of any such persons. The Directors may also procure the establishment and subsidy of, or subscription and support to, any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interests and well-being of the Company or of any such other company as aforesaid or of its Members and payment for or towards the insurance of any such persons as aforesaid, and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object.

Benefits for employees

104. (1)    Other than the office of auditor, a Director may hold any other office or place of profit in the Company and he or any firm of which he is a member or any company of which he is a Director or shareholder may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. Subject to the Act, no Director or intending Director shall be disqualified by his office from contracting or entering into any arrangement with the Company whether as vendor, purchaser, lessor, lessee, mortgagor, mortgagee, manager, agent, broker or otherwise howsoever nor shall such contract or arrangement or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested whether directly or indirectly be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established. Provided always that he has complied with the requirements of Section 156 of the Act as to disclosure.

Power of Directors to hold office of profit and to contract with Company

(2)     Every Director and any relevant officer of the Company (to whom Section 156 of the Act applies) shall observe the provisions of Section 156 of the Act relating to the disclosure of the interests in transactions or proposed transactions with the Company or

Directors and Chief Executive Officer to

of any office or property held by him which might create duties or interests in conflict with his duties or interests as a Director or such officer (as the case may be). Notwithstanding such disclosure, a Director shall not vote in regard to any transaction or arrangement or any other proposal whatsoever in which he has directly or indirectly a personal material interest. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(3)     The provisions of regulation 104(2) may at any time be suspended or relaxed to any extent and either generally or in respect of any particular contract, arrangement or transaction by the Company in general meeting, and any particular contract, arrangement or transaction carried out in contravention of this regulation may be ratified by Ordinary Resolution of the Company, or as otherwise provided in this Constitution.

observe Section 156 of the Act

105. (1)    A Director may be or become a director of, or hold any office or place of profit (other than as auditor), or be otherwise interested in any company in which the Company may be interested as vendor, purchaser, shareholder or otherwise and such Director shall not be accountable for any fees, remuneration or other benefits received by him as a Director or officer of, or by virtue of his interest in such other company unless the Company otherwise directs.

Holding of office in other companies

(2)     Subject always to regulation 104(2), the Directors may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner and in all respects as the Directors think fit in the interests of the Company (including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors of such company or voting or providing for the payment of remuneration to the directors of such company) and any such director of the Company may vote in favour of the exercise of such voting powers in the manner aforesaid notwithstanding that he may be or be about to be appointed a director of such other company.

Directors may exercise voting power conferred by Company’s shares in another company

106. The Company in general meeting may, subject to the provisions of this Constitution and any requirements of the Act, by Ordinary Resolution of which special notice has been given to all Members entitled to receive notices, from time to time remove any Director before the expiration of his period of office (notwithstanding anything in this Constitution or in any agreement between the Company and such Director) and appoint another person in place of the Director so removed, and may increase or reduce the number of Directors, and may alter their share qualifications (if any). Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company. In default of such appointment the vacancy so arising may be filled by the Directors as a casual vacancy in accordance with regulation 110. Until otherwise determined by a general meeting, there shall be no maximum number of Directors.

Removal of Director and change in maximum number of Directors

107. Subject as herein otherwise provided, the office of a Director shall be vacated in any of the following events, namely:	Vacation of office of Director
(a) if he is prohibited by law from acting as a Director;
(b) if he ceases to be a Director by virtue of any of the provisions of the Act;

(c)   if (not being a Director holding any executive office for a fixed term) he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(d) if a bankruptcy order is made against him or if he suspends payments or makes any arrangement or composition with his creditors generally;

(e)   if he becomes mentally disordered and incapable of managing himself or his affairs or if in Singapore or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(f) if he becomes disqualified from acting as a director by virtue of his disqualification or removal or the revocation of his appointment as a director, as the case may be, under any applicable laws;

(g)   if he absents himself from the meetings of the Directors during a continuous period of three (3) months without special leave of absence from the Board and they pass a resolution that he has by reason of such absence vacated office;

(h) if he is requested in writing by a majority of the other Directors for the time being to vacate office;

(i) if he is removed from office by the Company in general meeting pursuant to this Constitution; and

(j) if he is disqualified from acting as a director in any jurisdiction for reasons other than on technical grounds (in which case he must immediately resign from the Board).

108. (1)    The Directors may from time to time appoint one or more of their body to be the holder of an executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Act) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke such appointment.

Directors may hold executive offices

(2)     The appointment of any Director to the office of Chairman or Deputy Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Cessation of directorship of Chairman or Deputy Chairman

(3)     The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Cessation of directorship of Executive Director

(4)     The Directors may entrust to and confer upon any Directors holding any executive office any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of or in substitution for all or any of their own powers, and may from time to time revoke, withdraw, alter, or vary all or any of those powers.

Power of Executive Directors

109. Subject to any provision in the Act to the contrary, a resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

Resolution for appointment of Directors

110. The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director but the total number of Directors shall	Directors’ power to fill

not at any time exceed the maximum number (if any) fixed by this Constitution. Without prejudice thereto, the Directors shall have power at any time and from time to time to appoint any person to be a Director either to fill a casual vacancy or as an additional Director, but any person so appointed by the Directors shall hold office only until the next annual general meeting and shall then be eligible for re-election at such meeting.

casual vacancies and to appoint additional Directors

CHIEF EXECUTIVE OFFICER / MANAGING DIRECTOR

111. The Directors may from time to time appoint one or more of their body or any other person(s) to be Chief Executive Officer(s) of the Company or may appoint one or more of their body to be Managing Director(s) of the Company (or any equivalent appointment(s) howsoever described) and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places.

Appointment, resignation and removal of Chief Executive Officer / Managing Director

112. Subject to the provisions of any contract between a Chief Executive Officer / Managing Director and the Company, the Chief Executive Officer / Managing Director (or any person holding an equivalent appointment) who is a Director shall comply with the same provisions as to resignation and removal as the other Directors. The appointment of such Chief Executive Officer / Managing Director (or any person holding an equivalent appointment) who is a Director shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds the office shall expressly state otherwise.

Chief Executive Officer / Managing Director subject to resignation and removal

113. A Chief Executive Officer / Managing Director (or any person holding an equivalent appointment) shall, subject to the Act and to the terms of any agreement entered into in any particular case, receive such remuneration (whether by way of salary, commission or participation in profit, or partly in one way and partly in another) as the Directors may determine.

Remuneration of Chief Executive Officer / Managing Director

114. The Directors may entrust to and confer upon a Chief Executive Officer / Managing Director (or any person holding an equivalent appointment) any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of or in substitution for all or any of their own powers, and may from time to time revoke, withdraw, alter, or vary all or any of those powers. A Chief Executive Officer / Managing Director (or any person holding an equivalent appointment) shall be subject to the control of the Board.

Power of Chief Executive Officer / Managing Director

POWERS AND DUTIES OF DIRECTORS

115. The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors who may exercise all such powers of the Company as are not by the Statutes or by this Constitution required to be exercised by the Company in general meeting. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking unless such proposals have been approved by the Company in a general meeting. The general powers given by this regulation shall not be limited or restricted by any special authority or power given to the Directors by any other regulation.

Directors’ general power to manage

116. The Directors may establish any local boards or agencies for managing any affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be	Establishing local Boards

members of such local boards or any managers or agents, and may fix their remuneration and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person acting in good faith and without notice of any such annulment or variation shall be affected thereby.

117. Subject to the Statutes and the provisions of this Constitution, the Directors may at their discretion exercise all powers of the Company to borrow or otherwise raise money, to mortgage, charge or hypothecate all or any of the property or business of the Company including any uncalled or called but unpaid capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Power to borrow

118. (1)    The Directors may delegate any of their powers or discretion other than the powers to borrow and make calls to committees consisting of one or more members of their body as they think fit and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon them by the Board. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.

(2)     Without prejudice to the generality of regulation 118(1), the Directors must, if required to do so pursuant to the Act, at a minimum appoint an audit committee, and, where applicable, such other committees as may be prescribed by the rules and regulations of the Designated Stock Exchange as deemed appropriate by the Directors. Each of these committees must in the exercise of the powers delegated to them conform with the Act (and any such regulations made thereunder), (where applicable) the rules and regulations of the Designated Stock Exchange, and such terms of reference as are put together.

Power to delegate to committee

119. The meetings and proceedings of any such committee consisting of two (2) or more members shall be governed mutatis mutandis by the provisions of this Constitution regulating the meetings and proceedings of the Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under the last preceding regulation, save that a resolution in writing of any committee of Directors shall only be effective as a resolution duly passed at a meeting of that committee of Directors duly convened and held if such resolution in writing is signed or approved by such number of the Directors or their alternates for the time being (who are not prohibited by law or the provisions of the relevant committee charter from voting on such resolutions) comprising such committee as may be specified in the charter of that committee.

Proceedings of committees

120. The Directors may, at any time, and from time to time, by power of attorney or otherwise, appoint any corporation, firm, limited liability partnership, or person or any body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under this Constitution), and for such period and subject to such conditions as the Directors may from time to time think fit, and any such power of attorney may contain

Power to appoint attorneys

such provisions for the protection or convenience of persons dealing with such attorney as the Directors may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

121. All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments in which the Company is in any way concerned or interested and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

Signing of cheques and bills

122. All acts done by any meeting of Directors or of a committee of Directors or by any person acting as Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any such Director or person acting as aforesaid or that they or any of them were or was disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

Validity of acts despite defect in appointment

123. The Company or the Directors on behalf of the Company may in exercise of the powers in that behalf conferred by the Act, cause to be kept a Branch Register or Register of Members, and the Directors may (subject to the provisions of the Act) make and vary such regulations as they may think fit in respect of the keeping of any such Register.

Branch register

ALTERNATE DIRECTOR

124. Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director or an Alternate Director) approved by a majority of his co-Directors to be his Alternate Director during such period as he thinks fit and may in like manner at any time terminate such appointment. Any appointment or removal by electronic communication shall be confirmed as soon as possible by letter, but may be acted upon by the Company meanwhile.

Appointment of Alternate Director

125. A Director or any other person may act as an Alternate Director to represent more than one Director and such Alternate Director shall be entitled at Directors’ meetings to one (1) vote for every Director whom he represents in addition to his own vote if he is a Director.

126. The appointment of an Alternate Director shall ipso facto terminate on the happening of any event which if he were a Director would render his office as a Director to be vacated and his appointment shall also terminate ipso facto if his appointor ceases for any reason to be a Director.

Determination of appointment

127. An Alternate Director shall (subject to his giving to the Company an address in Singapore) be entitled to receive notices of meetings of the Directors and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings of such meeting the provisions of this Constitution shall apply as if he (instead of his appointor) were a Director. If his appointor is for the time being absent from Singapore or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committee of the

Notices and attendance at meetings

Directors, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a member. An Alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of this Constitution.

128. An Alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as Alternate Director any remuneration except such proportion (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct. Any fee paid to an Alternate Director shall be deducted from the remuneration otherwise payable to his appointor.

Remuneration

129. An Alternate Director shall not be taken into account in reckoning the minimum or maximum number of Directors allowed for the time being under this Constitution but he shall be counted for the purpose of reckoning whether a quorum is present at any meeting of the Directors attended by him at which he is entitled to vote.

Alternate Director counted for quorum purposes

130. An Alternate Director shall not be required to hold any share qualification.	Alternate Director need not hold share qualification

PROCEEDINGS OF DIRECTORS

131. The Directors or any committee of Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number, a majority of the Directors for the time being appointed to the Board shall be a quorum. Subject to the provisions of this Constitution, questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the Chairman shall have a second or casting vote. A meeting of the Directors or any committee of Directors at which a quorum is present at the time the meeting proceeds to business shall be competent to exercise all the powers and discretions for the time being exercisable by the Directors or such committee of Directors.

Meetings of Directors and quorum

132. A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Directors by notice served upon the several members of the Board. Notice of a meeting of Directors shall be given to all Directors or whether or not he is in Singapore. A Director may also waive notice of any meeting and such waiver may be retrospective.

Convening meetings

133. The accidental omission to give any Director, or the non-receipt by any Director of, a notice of meeting of Directors shall not invalidate the proceedings at that meeting.	Accidental omission

134. The Directors or any committee of Directors may from time to time elect a Chairman and, if desired, a Deputy Chairman and determine the period for which he is or they are to hold office. The Deputy Chairman shall perform the duties of the Chairman during the Chairman’s absence. The Chairman, or in his absence, the Deputy Chairman shall preside as Chairman at their meetings, but if no such Chairman or Deputy Chairman be elected or if at any meeting the Chairman and the Deputy Chairman are not present within fifteen (15) minutes after the time appointed for holding the same, a substitute for

Chairman

that meeting shall be appointed by such meeting from among the Directors present. Any Director acting as Chairman of a meeting of the Directors shall, in the case of an equality of votes, have the Chairman’s right to a second or casting vote where applicable.

135. The Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the minimum number fixed by or pursuant to this Constitution, the continuing Directors or Director may, except in an emergency, act for the purpose (i) of appointing sufficient Directors to bring the Board up to that number or (ii) of summoning a general meeting of the Company notwithstanding that there shall not be a quorum, but not for any other purpose. If there are no Directors or Director able or willing to act, then any two (2) Members may summon a general meeting for the purpose of appointing Directors.

Proceeding in case of vacancies

136. A resolution in writing signed or approved by a majority of the Directors or their alternates for the time being (who are not prohibited by law or this Constitution from voting on such resolutions) and constituting a quorum shall be as effective as a resolution duly passed at a meeting of the Directors duly convened and held. Any such resolution may be contained in a single document or may consist of several documents all in like form, each signed or approved as aforesaid provided that where a Director is not so present but has an alternate who is so present, then such resolution must also be signed by such alternate. A resolution pursuant to this regulation shall be deemed to have been passed on the date when the resolution is signed or approved by the last Director constituting a simple majority of the Directors. For the purpose of this regulation ‘in writing’ and ‘signed’ include approval by letter, telex, facsimile, cable, telegram, email or any other form of electronic communication or telegraphic communication or means approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and / or identification procedures and devices approved by the Directors.

Resolutions in writing

137. The meetings of Directors may be conducted by means of telephone or video conference or other methods of simultaneous communication by electronic, audio, audio-visual or other similar means or other technology by which all Directors participating in the meeting are able to hear and be heard by or to communicate with all the other Directors participating, for the despatch of business, adjourn or otherwise regulate their meetings as they think fit and the quorum for such teleconference meetings shall be the same as the quorum required for a Directors’ meeting provided in these regulations. A resolution passed by such a teleconference shall, notwithstanding that the Directors are not present together at one (1) place at the time of the meeting, be deemed to have been passed at the meeting of the Directors held on the day and at the time at which the conference was held, and all Directors participating at that meeting shall be deemed for all purposes of these regulations to be present at that meeting. The minutes of such a meeting signed by the Chairman of the meeting shall be conclusive evidence of any resolution of any meeting so conducted. Such a meeting shall be deemed to be held at the place where the largest group of Directors present for purposes of the meeting is assembled or, if there is no such group, where the Chairman of the meeting is present.

Meetings via electronic means

138. The Directors participating in any such meeting shall be counted in the quorum for such meeting and, subject to there being a requisite quorum under this Constitution, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held.

Directors participating in electronic meetings counted towards quorum

139. In the case of a meeting which is not held in person, the fact that a Director is taking part in the meeting must be made known to all the other Directors taking part, and no Director may disconnect or cease to take part in the meeting unless he makes known to all other Directors taking part that he is ceasing to take part in the meeting.

Participation of Director must be made known

140. The Directors shall cause proper minutes to be made in books to be provided for the purpose of recording all the proceedings of all meetings of Directors and committees of Directors and of the attendances thereat and of the proceedings of all meetings of the Company and all business transacted, resolutions passed, appointments of officers made by the Directors and orders made at such meetings and any such minutes of any meeting, if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting of the Company or Directors or committee as the case may be, shall be sufficient evidence without any further proof of the facts therein stated.

Minutes

141. The Directors shall duly comply with the provisions of the Act and in particular the provisions with regard to the registration of charges created by or affecting property of the Company, a Register of Members, a Register of mortgages and charges and a Register of Directors’ and Chief Executive Officer’s Share and Debenture Holdings, and the production and furnishing of copies of such Registers and of any Register of Holders of Debentures of the Company.

Keeping of Registers, etc

142. Any register, index, minute book, accounting record, minute or other document required by this Constitution or by the Act to be kept by or on behalf of the Company may be kept either in hard copy form or in electronic form, subject to compliance with the provisions of the Act. In any case in which bound books are not used, the Directors shall take adequate precautions for guarding against falsification and for facilitating discovery.

Form of Registers, etc.

SECRETARY

143. The Secretary or joint Secretaries shall, and a Deputy or Assistant Secretaries may, be appointed by the Directors for such term at such remuneration and upon such conditions as they may think fit; and any Secretary, joint Secretary, Deputy or Assistant Secretary so appointed may be removed by them, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company. The appointment and duties of the Secretary shall not conflict with the provisions of the Act.

Appointment and removal of Secretary

144. A provision of the Act or this Constitution requiring or authorising a thing to be done by or in relation to a Director and the Secretary shall not be satisfied by its being done by or in relation to the same person acting as Director and as or in place of the Secretary.

Only Director and Secretary can act

145. A provision of the Act or this Constitution requiring or authorising a thing to be done by or in relation to the Secretary shall be satisfied by its being done by or in relation to one or more of the joint Secretaries if any for the time being appointed by the Directors.

Joint Secretaries

THE SEAL

146. The Directors shall provide for the safe custody of the Seal (if any) which shall only be used with the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf; and every instrument to which the Seal shall be affixed shall be (subject to the provisions of this Constitution as to certificates for shares) signed by one (1) Director and shall be countersigned by the Secretary or by a second Director or

Use of Seal

by some other person appointed by the Directors for the purpose. Any facsimile signature may be reproduced by mechanical, electronic or such other method as may from time to time be approved by the Directors.

147. The Company may exercise all the powers conferred by Section 41 of the Act to have an official seal for use abroad and such powers shall be vested in the Directors and such official seal shall be affixed by the authority and in the presence of and the instruments sealed therewith shall be signed by such persons as the Directors shall from time to time by writing under the seal appoint.

Official Seal overseas

148. The Company may have a duplicate common seal as referred to in Section 124 of the Act which shall be a facsimile of the common seal of the Company with the addition on its face of the words ‘Share Seal’.

Share Seal

AUTHENTICATION OF DOCUMENTS

149. Any Director or the Secretary or any person appointed by the Directors for the purpose, shall have power to authenticate any documents affecting the Constitution of the Company; any resolutions passed by the Company, the Directors or any committee; and any books, records, documents, accounts and financial statements relating to the business of the Company. Such persons shall have the authority to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents, accounts or financial statements are elsewhere than at the Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. Any authentication or certification made pursuant to this regulation may be made by any electronic means approved by the Directors from time to time incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors.

Power to authenticate documents

150. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting, of the Company or of the Directors or any committee, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to regulation 149 above and/or this regulation may be made by any electronic means approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Certified copies of resolution of Directors

DIVIDENDS AND RESERVES

151. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted by the Act, (a) all dividends shall be declared and paid in proportion to the number of shares held by a Member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and (b) all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly. For the purposes of this regulation, no amount paid or credited as paid on a share in advance of a call shall be treated as paid on the share.

Apportionment of dividends

152. The Directors may, from time to time, set aside out of the profits of the Company and carry to reserve, such sum or sums as they think proper which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may properly be applied and pending such application, may either be employed in the business of the Company or be invested. The Directors may divide the reserve fund into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions (if any) of the Statutes.

Power to set aside profits as reserve

153. The Directors may, upon the recommendation of the Directors and with the sanction of an Ordinary Resolution at a general meeting, from time to time declare dividends, but no such dividend shall (except as by the Statutes expressly authorised) be payable otherwise than out of the profits of the Company. No higher dividend shall be paid than is recommended by the Directors and a declaration by the Directors as to the amount of the profits at any time available for dividends shall be conclusive. The Directors may, if they think fit, and if in their opinion the profits of the Company justifies such payment, without any such sanction as aforesaid, from time to time declare and pay fixed dividends (either in cash or in specie) on any class of shares carrying a fixed dividend expressed to be payable on a fixed date on the half-yearly or other dates (if any) prescribed for the payment thereof by the terms of issue of the shares, and may also from time to time pay to the holders of any class of shares interim dividends of such amounts and on such dates and in respect of such periods as they may think fit.

Declaration and payment of dividends Interim dividends

154. The Company may upon the recommendation of the Directors by Ordinary Resolution, direct payment of a dividend in whole or in part in specie by the distribution of specific assets (and in particular of paid-up shares or debentures or debenture stock of any other company or any combination of any specific assets) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular, may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments shall be made to any Members in terms of the value so fixed, in order to adjust the rights of all parties. The Directors may vest any such specific assets in trustees as may seem expedient to the Directors and no valuation, adjustment or arrangement so made shall be questioned by any Member.

Payment of dividends in specie

155. (1)     Whenever the Directors or the Company in general meeting have resolved or proposed that a dividend (including an interim, final, special or other dividend) be paid or declared on shares of a particular class in the capital of the Company, the Directors may further resolve that Members entitled to such dividend be entitled to elect to receive an allotment of shares of that class credited as fully paid in lieu of cash in respect of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:

Scrip Dividends

(a) the basis of any such allotment shall be determined by the Directors;

(b)   the Directors shall determine the manner in which Members shall be entitled to elect to receive an allotment of shares of the relevant class credited as fully paid in lieu of cash in respect of the whole or such part of any dividend in respect of which the Directors shall have passed such a resolution as aforesaid. The Directors may make such arrangements as to the giving of notice to Members, providing for forms of election for completion by Members (whether in respect of a particular dividend(s) or generally), determining the procedure for making such elections or revoking the same and the place at which and the latest date and time by which any forms of election or other documents by which elections are made or revoked must be lodged, and otherwise make all such arrangements and do all such things, as the Directors consider necessary or expedient in connection with the provisions of this regulation;

(c)   the right of election may be exercised in respect of the whole of that portion of the dividend in respect of which the right of election has been accorded, provided that the Directors may determine, either generally or in specific cases, that such right shall be exercisable in respect of the whole or any part of that portion; and

(d)   the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on the shares of the relevant class in respect of which the share election has been duly exercised (the “elected shares”) and in lieu of cash and in satisfaction thereof shares of the relevant class shall be allotted and credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid. For such purpose, and notwithstanding the provisions of regulation 164, the Directors shall (i) capitalise and apply out of the amount standing to the credit of any of the Company’s reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution as the Directors may determine, such sums as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and among the holders of the elected shares on such basis, or (ii) apply the sum which would otherwise have been payable in cash to the holders of the elected shares towards payment of the appropriate number of shares of the relevant class for allotment and distribution to and among the holders of the elected shares on such basis.

(2)      (a)   The shares of the relevant class allotted pursuant to the provisions of paragraph (1) of this regulation shall rank pari passu in all respects with the shares of that class then in issue save only as regards participation in the dividend which is the subject of the election referred to above (including the right to make the election referred to above) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the dividend which is the subject of the election referred to above, unless the Directors shall otherwise specify.

Ranking of shares and other actions

(b)   The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this regulation, with full power to make such provisions as they may think fit in the case of shares of the relevant class becoming distributable in fractions (including, notwithstanding any provision to the contrary in this Constitution, provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than the Members) and to authorise any person to enter on behalf of the Members interested into agreement(s) with the Company providing for any such appropriation, capitalisation, application, payment and distribution of funds and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(3)     The Directors may, on any occasion when they resolve as provided in paragraph (1) of this regulation, determine that the rights of election under that paragraph shall not be made available to the persons who are registered as holders of shares in the Register of Members, or in respect of shares the transfer of which is registered, after such date as the Directors may fix subject to such exceptions as the Directors think fit and, in such event, the provisions of this regulation shall be read and construed subject to such determination.

Record date

(4)     The Directors may, on any occasion when they resolve as provided in paragraph (1) of this regulation, further determine that :-

(a)   no allotment of shares or rights of election for shares under that paragraph shall be made available or made to Members whose registered addresses entered in the Register of Members are outside Singapore or to such other Members or class of Members as the Directors may in their sole discretion decide and, in such event, the only entitlements of the Members aforesaid shall be to receive in cash the relevant dividend resolved or proposed to be paid or declared; and

(b)   no allotment of shares or rights of election for shares under paragraph (1) of this regulation shall be made available or made to a person, or any persons, if such allotment or rights of election would in the opinion of the Directors cause such person, or such persons, to hold or control voting shares in excess of any shareholding or other limits which may from time to time be prescribed in any Statute, without the approval of the applicable regulatory or other authority as may be necessary.

Cash in lieu of shares

(5)     Notwithstanding the foregoing provisions of this regulation, if at any time after the Directors’ resolution to apply the provisions of paragraph (1) of this regulation in relation to any dividend but prior to the allotment of shares pursuant thereto, the Directors shall consider that, by reason of any event or circumstance (whether arising before or after such resolution) or by reason of any matter whatsoever, it is no longer expedient or appropriate to implement that proposal, the Directors may at their absolute discretion and as they deem fit in the interests of the Company, cancel the proposed application of paragraph (1) of this regulation.

Cancellation

156.  No shareholder shall be entitled to receive any dividend or to be present or vote at any meeting or upon a poll, or to exercise any privilege as a Member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

No right to dividends where calls outstanding

157.  The Directors may deduct from any dividend or other moneys payable to a Member in respect of any share held by such Member, either alone or jointly with any other Member, any or all sums of money as may be due and payable by him, either alone or jointly with any other person in respect of any debts, liabilities or engagements to the Company on account of calls or otherwise towards satisfaction (in whole or in part) of such debts, liabilities or engagements, or any other account which the Company is required by law to deduct.

Deduction from debts due to Company

158. A transfer of a share shall not pass the right to any dividend declared in respect thereof before the transfer has been registered.	Effect of transfer of shares

159.  (1)     The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends on shares subject to lien

(2)     The Directors may retain the dividends payable on shares in respect of which any person is under this Constitution, as to the transmission of shares, entitled to become a Member, or which any person under this Constitution is entitled to transfer, until such person shall become a Member in respect of such shares or shall duly transfer the same.

Retention of dividends on shares pending transmission

160.  The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the Member (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

Waiver of dividends

161.  (1)     Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto (or, if several persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such Member or person at such address as such persons may in writing direct or by such means (including, by electronic means) as the Directors may decide at their absolute discretion. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque if purporting to be endorsed or the receipt of any such person shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby and the Company shall not be responsible for the loss of any cheque or warrant sent through the post, which shall be sent by post duly addressed to the Member for whom it is intended.

Dividend paid by cheque or warrant

(2)     Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as holders of such shares in the Register of Members at the close of business on a particular date and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

Resolution declaring dividends

162.  The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six (6) years from the date they are first payable may be forfeited and if so forfeited, shall revert to the Company. However, the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the dividends or moneys so forfeited to the person entitled thereto prior to the forfeiture. For the avoidance of doubt no Member shall be entitled to any interest, share of revenue or other benefit arising from any unclaimed dividends or moneys, howsoever and whatsoever.

Unclaimed dividends or other moneys

163. No dividend or other monies payable on or in respect of a share shall bear interest as against the Company.	No interest on dividends

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

164. The Company may, upon the recommendation of the Directors, with the sanction of an Ordinary Resolution (including any Ordinary Resolution passed pursuant to regulation 67(2):	Power to capitalise profits

(a) issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members at the close of business on:

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to regulation 67(2)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares; and/or

(b)   capitalise any part of the amount for the time being standing to the credit of the Company’s reserve accounts or other undistributable reserve or any sum standing to the credit of the profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members at the close of business on

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to regulation 67(2)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full new shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, new shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up and amongst them as bonus shares in the proportion aforesaid.

165.  The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under regulation 164, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members entitled thereto into an agreement with the Company providing for any such bonus issue and/or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all such Members.

Directors to give effect to bonus issues and/or capitalisation

166.  In addition and without prejudice to the powers provided for by regulations 164 and 165 above, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full new shares, in each case on terms that such shares shall, upon issue:

(a)     be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by Members in general meeting and on such terms as the Directors shall think fit; or

(b)     be held by or for the benefit of non-executive Directors as part of their remuneration under regulation 101(1) and/or regulation 101(2) approved by Members in general meeting in such manner and on such terms as the Directors shall think fit.

The Directors may do all such acts and things considered necessary or expedient to give effect to any of the foregoing.

Power to issue free shares and/or to capitalise reserves for employee share-based incentive plans

FINANCIAL STATEMENTS

167.  Accounting records sufficient to show and explain the Company’s transactions and otherwise complying with the Statutes shall be kept at the Office, or, at such other place as the Directors think fit and shall always be open to inspection by Directors.

Location of books of accounts

168.  The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members and no Member (not being a Director) or other person shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or ordered by a court of competent jurisdiction or authorised by the Directors or by a resolution of the Company in general meeting.

Inspection

169.  In accordance with the provisions of the Act, the Directors shall from time to time in accordance with the Act cause to be prepared and to be laid before the Company in general meeting such financial statements, balance sheets, reports, statements and other documents as may be necessary. The Company must hold its annual general meeting within six months from the end of its financial year (or such other period as may be permitted by the Act, (where applicable) the rules and regulations of the Designated Stock Exchange, and/or any applicable law).

Preparation and presentation of financial statements

170.  A copy of the financial statements and, if required, the balance sheet (including every document required by law to be attached thereto) which is duly audited and which is to be laid before the Company in general meeting accompanied by a copy of the Auditor’s report thereon, shall not less than fourteen (14) days before the date of the meeting be sent to every Member of the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or this Constitution; Provided always that:

(a)   these documents may, where applicable, subject to the rules and regulations of the Designated Stock Exchange, be sent less than fourteen (14) days before the date of the meeting if all persons entitled to receive notices of meetings from the Company so agree;

Copies of financial statements

(b)   this regulation shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of any joint holders of any shares in the Company or the several persons entitled thereto in consequence of the death or bankruptcy of the holder or otherwise, but any Member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office; and

(c)   such number of each document as is referred to in this regulation or, where applicable, such other number as may be required by the Designated Stock Exchange shall be forwarded to the Designated Stock Exchange at the same time as such documents are sent to the Members.

AUDIT AND AUDITORS

171. Auditors of the Company shall be appointed and their duties regulated in accordance with the provisions of the Act.	Regulation of Auditors

172. Every auditor of the Company shall have a right of access at all times to the accounting and other records of the Company and shall make his report as required by the Act.	Auditor’s rights to documents

173.  Subject to the provisions of the Act, all acts done by any person acting as an auditor of the Company shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

Acts of Auditors valid despite defect in appointment

174.  The auditors of the Company or their agent authorised by them in writing for the purpose shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting to which any Member is entitled and to be heard at any general meeting on any part of the business of the meeting which concerns them as auditors of the Company.

Auditor’s right to receive notice and attend meetings

NOTICES

175.  Any notice or document (including a share certificate) may be served on or delivered to any Member either personally or by sending it through the post in a prepaid cover addressed to such Member at his registered address appearing in the Register of Members, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company as his address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the time when the cover containing the same is posted, and in proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, stamped and posted. When a given number of days’ notice or notice extending over any other period is required to be given, the day of service shall not, unless otherwise provided for or required by these regulations or by the Act, be counted in such number of days or period.

Service of notice

176.  (1)     Without prejudice to the provisions of regulation 175 but subject otherwise to the Act and any regulations made thereunder (and, where applicable, the rules and regulations of the Designated Stock Exchange) relating to electronic communications, any notice or document (including, without limitation, any accounts, balance sheets, financial statements, circulars or reports) which is required or permitted to be given,

Service by electronic communications

sent or served under the Act or under this Constitution by the Company, or by the Directors, to a Member or officer or Auditor of the Company may be given, sent or served using electronic communications (including by electronic mail or short message service):

(a)   to the current address of that person;

(b)   by making it available on a website prescribed by the Company from time to time; or

(c)   in such manner as such Member expressly consents to by giving notice in writing to the Company,

in accordance with the provisions of this Constitution, the Statutes, (where applicable) the rules and regulations of the Designated Stock Exchange and/or any other applicable regulations or procedures.

(2)     For the purposes of regulation 176(1), a Member shall be implied to have agreed to receive such notice or document by way of such electronic communications and shall not have a right to elect to receive a physical copy of such notice or document.

Implied consent

(3)     Notwithstanding regulation 176(2) above, the Directors may, at their discretion, at any time give a Member an opportunity to elect within a specified period of time whether to receive such notice or document by way of electronic communications or as a physical copy, and such Member shall be deemed to have consented to receive such notice or document by way of electronic communications if he was given such an opportunity and he failed to make an election within the specified time, and he shall not in such an event have a right to receive a physical copy of such notice or document.

Deemed consent

(4)     Notwithstanding regulations 175(2) and 175(3) above, the Company shall send to the Members physical copies of such notices or documents as may be specified by law or, where applicable, the rules and regulations of the Designated Stock Exchange, and shall inform the Members as soon as practicable of how to request a physical copy of such notice or document and provide a physical copy of such notice or document upon such a request.

Physical copies

(5)     Where a notice or document is given, sent or served by electronic communications:

(a)   to the current address of a person pursuant to regulation 176(1)(a), it shall be deemed to have been duly given, sent or served at the time of transmission of the electronic communication by the email server or facility operated by the Company, its service provider or agent, to the current address of such person (notwithstanding any delayed receipt, non-delivery or “returned mail” reply message or any other error message indicating that the electronic communication was delayed or not successfully sent), unless otherwise provided under the Act and/or, where applicable, the rules and regulations of the Designated Stock Exchange; and

(b)   by making it available on a website pursuant to regulation 176(1)(b), it shall be deemed to have been duly given, sent or served on the date on which the notice or document is first made available on the website, unless otherwise provided under the Act and/or, where applicable, the rules and regulations of the Designated Stock Exchange.

When notice given by electronic communications deemed served

(6)     Where a notice or document is given, sent or served to a Member by making it available on a website pursuant to regulation 176(1)(b), the Company shall give separate notice to the Member of the publication of the notice or document on that website and the manner in which the notice or document may be accessed by any one or more of the following means:

(a)   by sending such separate notice to the Member personally or through the post pursuant to regulation 175;

(b)   by sending such separate notice to the Member using electronic communications to his current address pursuant to regulation 176(1)(a);

(c)   by way of advertisement in the daily press; and/or

Notice to be given of service on website

(d) where applicable, by way of announcement on the Designated Stock Exchange.

177.  All notices, communications and/or documents (including a share certificate) with respect to any share to which persons are jointly entitled, shall be given to whichever of such persons is named first in the Register of Members, and notice so given shall be sufficient notice to all the holders of such shares. For such purpose a joint holder having no registered address in Singapore and not having supplied an address within Singapore for the service of notices shall be disregarded.

Service of notices to joint holders

178.  Any Member described in the Register of Members by an address not within Singapore who shall from time to time give notice in writing to the Company of an address within Singapore at which notices, communications and/or documents may be served upon him shall be entitled to have served upon him at such address any notice, communications and/or documents to which he would be entitled under this Constitution but, save as aforesaid, no Member other than a Member with a registered address within Singapore shall be entitled to receive any notice, communications and/or documents from the Company.

Service on overseas Members

179.  A person entitled to a share in consequence of the death or bankruptcy of a Member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the Member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any Member or given, sent or served to any Member using electronic communications in pursuance of this Constitution shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member in the Register of Members as sole or first-named joint holder.

Service of notice after death or bankruptcy

180.  Any notice on behalf of the Company or of the Directors shall be deemed effectual if it purports to bear the signature of the Secretary or other duly authorised officer of the Company, whether such signature is printed or written.

Signature on notice

181.  Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company may be sent or served by leaving the same or sending it through registered mail in a prepaid letter, addressed to the Company or to such officer at the Office.

Service on Company

WINDING-UP

182.  If the Company shall be wound up, subject to due provision being made for satisfying the claims of any holders of shares having attached thereto any special rights in regard to the repayment of capital, the surplus assets shall be applied in repayment of the capital paid up or credited as paid up on the shares at the commencement of the winding up.

Distribution of surplus assets

183.  If the Company shall be wound up (whether the liquidation is voluntary under supervision or by the Court), the liquidator may, with the sanction of a Special Resolution, divide among the Members in specie or kind the whole or any part of the assets of the Company, whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members, but if any division is resolved otherwise than in accordance with such rights, the Members shall have the same right of dissent and consequential rights as if such resolution were a Special Resolution passed pursuant to Section 178 of the Insolvency, Restructuring and Dissolution Act 2018. A Special Resolution sanctioning a transfer or sale to another company duly passed pursuant to the said Section may in like manner authorise the distribution of any shares or other consideration receivable by the liquidator amongst the Members otherwise than in accordance with their existing rights; and any such determination shall be binding upon all the Members subject to the right of dissent and consequential rights conferred by the said Section.

Distribution of assets in specie

184.  The liquidator may, as he thinks fit, vest the whole or any part of the assets in trustees upon such trusts for the benefit of Members and the liquidation of the Company may be closed and the Company dissolved but so that no Member shall be compelled to accept any shares or other securities in respect of which there is a liability.

Trust of assets

185.  In the event of a winding up of the Company, every Member who is not for the time being in Singapore shall be bound, within fourteen (14) days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice in writing on the Company appointing some person in Singapore upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such Member for all purposes, and where the liquidator makes any such appointment he shall with all convenient speed, give notice thereof to such Member by advertisement in any English newspaper widely circulated in Singapore or by a registered letter sent through the post and addressed to such Member at his address as appearing in the Register of Members, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Service of notice

INDEMNITY

186.  Subject to the provisions of and so far as may be permitted by the Statutes, every Director or other officer for the time being of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities

Indemnity

incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. Without prejudice to the generality of the foregoing, no Director or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, wilful default, breach of duty or breach of trust.

SECRECY

187.  No Member shall be entitled to require discovery of or any information relating to any detail of the Company’s trade or any matter which may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interest of the Members of the Company to communicate to the public save as may be authorised by law or, where applicable, required by the rules and regulations of the Designated Stock Exchange.

Secrecy

PERSONAL DATA

188.  (1)     A Member who is a natural person is deemed to have consented to the collection, use and disclosure of his personal data (whether such personal data is provided by that Member or is collected through a third party) by the Company (or its agents or service providers) from time to time for any of the following purposes:

Personal data

(a) implementation and administration of any corporate action by the Company (or its agents or service providers);

(b) internal analysis and/or market research by the Company (or its agents or service providers);

(c) investor relations communications by the Company (or its agents or service providers);

(d) administration by the Company (or its agents or service providers) of that Member’s holding of shares in the Company;

(e)   implementation and administration of any service provided by the Company (or its agents or service providers) to its Members to receive notices of meetings, annual reports and other Member communications and/or for proxy appointment, whether by electronic means or otherwise;

(f)   processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for any general meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to any general meeting (including any adjournment thereof);

(g) implementation and administration of, and compliance with, any provision of this Constitution;

(h)   compliance with any applicable laws, listing rules, take-over rules, regulations and/or guidelines;

(i)  any other purposes specified in the Company’s prevailing privacy or data protection policies; and

(j) purposes which are reasonably related to any of the above purposes.

(2)     Any Member who appoints a proxy and/or representative for any general meeting including any adjournment thereof is deemed to have warranted that where such Member discloses the personal data of such proxy and/or representative to the Company (or its agents and service providers), that Member has obtained the prior consent of such proxy and/or representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy and/or representative for the purposes specified in regulation 188(1) and for any purposes reasonably related to regulation 188(1), and is deemed to have agreed to indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of or in connection with such Member’s breach of warranty.

Personal data of proxies and/or representatives

We, the persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Constitution, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Names, Addresses, and Description of Subscriber(s)	Number of Shares taken by the Subscriber(s)	Signatory
Vu Kim Bich 206 Depot Road #04-52 The Interlace Singapore 109697	One (1)

Dated this 19th day of January 2015.

Witness to the above signatures:-

ANNEX E

BLACK SPADE ACQUISITION CO PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

BLACK SPADE ACQUISITION CO

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on , 2023.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the extraordinary general meeting virtually online, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend: **https://**

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. Votes submitted by mail must be received by 9:00 a.m., Eastern Time, , 2023.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING YOUR PROXY BY INTERNET.

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PROXY CARD

BLACK SPADE ACQUISITION CO —
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3 AND 4.

Please mark your votes like this X

CONTROL NUMBER

Signature________________ Signature, if held jointly________________ Date________, 2023

Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney. If a corporation or a partnership, please sign in full corporate or partnership name by authorized person.

E-1

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders of Black Spade Acquisition Co to be held on , 2023.

https://

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PROXY CARD

BLACK SPADE ACQUISITION CO

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned appoints Dennis Tam and Kester Ng, and each of them, independently, as proxies, each with the power to act without the other and the power to appoint a substitute to vote the ordinary shares of Black Spade Acquisition Co (the "**Company**" or "**we**"), a Cayman Islands exempted company, that the undersigned is entitled to vote (the "**Shares**") at the Extraordinary General Meeting of shareholders of the Company to be held at 9:00 a.m. Eastern Time, on , 2023, virtually via live audio webcast at **https://** , or at any adjournment or postponement thereof. For the purposes of the second amended and restated memorandum and articles of the Company, the physical location of the Extraordinary General Meeting shall be at the office of Davis Polk & Wardwell located at The Hong Kong Club Building, 3A Chater Road, Hong Kong.

The undersigned acknowledges receipt of the enclosed proxy statement and revokes all prior proxies for said meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3 AND 4. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)

E-2

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20.	Indemnification of directors and officers

The Companies Law, 5759-1999 provides that a company may not exempt or indemnify a director or an executive officer (each an “Officer”) for, or enter into an insurance contract that would provide coverage for, any liability incurred as a result of any of the following: (i) a breach by the Officer of his or her duty of loyalty unless, with respect to insurance coverage or indemnification, due to a breach of his or her duty of loyalty to the company committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the company; (ii) a breach by the Officer of his or her duty of care to the company committed intentionally or recklessly; (iii) any act or omission done with the intent of unlawfully realizing personal gain; or (iv) a fine, monetary sanction, forfeit or penalty imposed upon an Officer. In addition, the Companies Law provides that Officers can only be exempted in advance with respect to liability for damages caused as a result of a breach of their duty of care to the company (but not for such breaches committed intentionally or recklessly, as noted above, or in connection with a distribution (as defined in the Companies Law)).

VinFast’s constitution provides that, subject to the provisions of and so far as may be permitted by the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting our company, every director or other officer of our company shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto.

Item 21. Exhibits and Financial Statements Schedules

Exhibit Number	Description

2.1*†	Business Combination Agreement, dated as of May 12, 2023, by and among VinFast, Black Spade and Merger Sub (included as Annex A-1 to the proxy statement/prospectus).

2.2*	First Amendment to Business Combination Agreement, dated as of June 14, 2023 by and among VinFast, Black Spade and Merger Sub (included as Annex A-2 to the proxy statement/prospectus).

2.3*+†	Form of Plan of Merger (included as Annex B to the proxy statement/prospectus).

3.1*+†	Form of Constitution of VinFast upon completion of the Business Combination (included as Annex C to the proxy statement/prospectus).

3.2*	Amended and Restated Memorandum and Articles of Association of Black Spade.

4.1*	Specimen Unit Certificate of Black Spade.

4.2*	Specimen Ordinary Share Certificate of Black Spade.

4.3*	Specimen Warrant Certificate of Black Spade.

4.4*	Specimen Ordinary Share Certificate of VinFast.

4.5*	Specimen Warrant Certificate of VinFast.

5.1*	Opinion of Rajah & Tann LLP as to the validity of the VinFast ordinary shares to be issued.

5.2*	Opinion of Latham & Watkins LLP as to the validity of the VinFast warrants to be issued.

10.1*†	Shareholders Support and Lock-Up Agreement and Deed, dated May 12, 2023, between VinFast and Black Spade.

Exhibit Number	Description

10.2*†	Sponsor Support and Lock-Up Agreement and Deed, dated May 12, 2023, among VinFast, Black Spade and the Sponsor.

10.3*	First Amendment to Sponsor Support Agreement, dated as of June 14, 2023, by and among VinFast, Black Spade and the Sponsor.

10.4*†	Form of Registration Rights Agreement.

10.5*	Sponsor Warrants Purchase Agreement, dated July 15, 2021, between Black Spade and the Sponsor.

10.6*†	Form of Assignment, Assumption and Amendment Agreement (including the Warrant Agreement annexed therein).

10.7*	Letter Agreement, dated July 15, 2021, among Black Spade and certain security holders.

10.8*	Investment Management Trust Agreement, dated July 15, 2021, between Black Spade and Continental Stock Transfer & Trust Company.

10.9*	Administrative Services Agreement, dated July 15, 2021, between Black Spade and the Sponsor.

10.10*+	Form of VinFast Incentive Award Plan and forms of award agreements thereunder.

10.11*+	Form of Indemnification Agreement between VinFast and its Directors and Officers.

10.12*‡	In-Principal Asset Sale Agreement, dated December 30, 2021, between VinES Energy Solution Joint Stock Company and VinFast Vietnam.

10.13*‡	Amendment and Supplement to the In-Principal Asset Sale Agreement, dated March 25, 2022, between VinES and VinFast Vietnam.

10.14*‡	Amendment and Supplement No. 2 to the In-Principal Asset Sale Agreement, dated May 15, 2022, between VinES and VinFast Vietnam.

10.15*‡	Battery Sale and Purchase Framework Agreement, dated September 23, 2022, between VinES and VinFast Vietnam.

10.16*‡	Consultancy Service Agreement, dated September 23, 2022, between VinES and VinFast Vietnam.

10.17*‡	In-principle Agreement for Purchase of Goods, dated October 29, 2022, between VinES and VinFast Vietnam.

10.18*‡†	Factory Lease Agreement, dated February 24, 2022, between Vinhomes Industrial Zone Investment Joint Stock Company and VinFast Trading and Production Joint Stock Company.

10.19*‡	Amendment to the Factory Lease Agreement, dated February 28, 2022, between VHIZ JSC and VinFast Vietnam.

10.20*‡	Amendment No. 2 to the Factory Lease Agreement, dated March 29, 2022, between Vinhomes and VinFast Vietnam.

10.21*	Financial Support Letter, dated February 21, 2023, by and between Vingroup and VinFast.

10.22*‡†	Deed Poll, dated April 29, 2022, relating to Vingroup’s fixed rate exchangeable bonds due 2027.

10.23*‡†	Trust Deed, dated April 29, 2022, by and between Vingroup and The Hongkong and Shanghai Banking Corporation Limited in relation to $525,000,000 fixed rate exchangeable bonds due 2027.

10.24*‡	Supplemental Trust Deed, dated June 4, 2022, by and between Vingroup and The Hongkong and Shanghai Banking Corporation Limited in relation to $100,000,000 fixed rate exchangeable bonds due 2027 (to be consolidated and form a single series with the $525,000,000 fixed rate exchangeable bonds due 2027).

Exhibit Number	Description

10.25*	Site Development Agreement, dated July 1, 2022, by and between the North Carolina Department of Commerce, VinFast Manufacturing US, LLC and Vingroup.

10.26*	Option to Purchase Real Estate, dated November 8, 2022, by and between North Carolina Department of Commerce and VinFast Manufacturing US, LLC.

10.27*	Community Economic Development Agreement, dated March 29, 2022, by and between the Economic Investment Committee of the State of North Carolina, VinFast Manufacturing US, LLC, VinFast Vietnam, VinFast Trading & Investment Pte. Ltd. and VinES.

10.28*	Ordinary Shares Subscription Agreement, dated June 30, 2023, by and between VinFast and Gotion Inc.

21.1*	List of Subsidiaries of VinFast.

23.1#	Consent of Ernst & Young Vietnam Limited, an independent registered public accounting firm for VinFast.

23.2#	Consent of Marcum Asia CPAs LLP, an independent registered accounting firm for Black Spade.

23.3*	Consent of Rajah & Tann Singapore LLP (included in Exhibit 5.1).

23.4*	Consent of Latham & Watkins LLP (included in Exhibit 5.2).

23.5*	Consent of Frost & Sullivan.

24.1*	Power of Attorney (included on the signature page to the signature page to the proxy statement/prospectus).

99.1#	Form of Proxy Card for Extraordinary General Meeting (included as Annex E to the proxy statement/prospectus).

107*	Calculation of Filing Fee Table.

*	Previously filed.
#	Filed herewith.
†

Annexes, schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

‡	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this Exhibit pursuant to Regulation S-K Item 601(b)(2).
+	Indicates a management contract or compensatory plan.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

•	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	To include any proxy statement/prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•

To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

•

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

•

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

•

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the proxy statement/prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the proxy statement/prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary proxy statement/prospectus or proxy statement/prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing proxy statement/prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

The portion of any other free writing proxy statement/prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every proxy statement/prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore on the 12th day of July 2023.

VINFAST AUTO LTD.

By:	/s/ Le Thi Thu Thuy
Name:	Le Thi Thu Thuy
Title:	Managing Director and Global CEO

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title

*	Chairman and Director
Name: Pham Nhat Vuong

/s/ Le Thi Thu Thuy	Managing Director and Global CEO (principal executive officer)
Name: Le Thi Thu Thuy

/s/ David Mansfield	Chief Financial Officer (principal financial officer and principal accounting officer)
Name: David Mansfield

*	Director
Name: Ngan Wan Sing Winston

*	Director
Name: Ling Chung Yee, Roy

*	Director
Name: Pham Nguyen Anh Thu

*	Director
Name: Nguyen Thi Van Trinh

*By: /s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the U.S. of VinFast Auto Ltd. has signed this registration statement in the City of New York, State of New York, on July 12, 2023.

AUTHORIZED U.S. REPRESENTATIVE Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President on behalf of Cogency Global Inc.